MassMutual Select Funds

Semi-annual Report

June 30, 2007



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Table of Contents

This material must be preceded or accompanied by a current prospectus for the MassMutual Select Funds. Investors should consider a Fund's investment objective, risks and charges and expenses carefully before investing. This and other information about the investment company is available in the prospectus. Read it carefully before investing.

To Our Shareholders

June 30, 2007



Frederick C. Castellani

The stock market's impressive performance during the second quarter serves as a reminder of how difficult it can be to forecast stock market performance. Because the direction of the equity markets is constantly subject to change, MassMutual recommends that investors should generally avoid basing their investment activities on market forecasts – and instead adopt a buy-and-hold approach that employs thoughtful asset allocation.

Stocks continue to outperform bonds in first half of 2007

For the six-month period ended June 30, 2007, equities once again fared better than their fixed-income counterparts, as bonds continued to face numerous challenges. The Dow Jones Industrial Average℠ (the Dow), which tracks the progress of blue-chip stock activity, returned 7.59% for the six months ended June 30, 2007. The Nasdaq Composite® Index (Nasdaq) gained 7.78%, outpacing the S&P 500® Index, a measure of U.S. large-cap stock performance, which advanced 6.96%. Continuing the trend from 2006, a leader in worldwide equity markets for this period was once again the MSCI® EAFE® Index – a benchmark for foreign stocks that advanced 10.74%.*

The fixed-income market did not fare nearly as well in the first half of 2007, as the Lehman Brothers® Aggregate Bond Index, a broad measure of the U.S. investment-grade bond markets, gained just 0.97%.*

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31, 2007. The S&P 500 Index finished with a small advance, as did the Nasdaq Index, which barely managed to post a gain for the period. A depreciating U.S. dollar supported the returns of foreign stocks, helping the MSCI EAFE Index outperform its U.S. counterparts for the quarter.

Bond yields rose and prices fell early in 2007, reflecting expectations that the economy would achieve a "soft landing" – that is, a mild slowdown without recession. However, as concerns intensified about the weak housing market and problems with sub-prime lenders made headlines, bond yields eased and prices rallied. Overall, most Treasury securities ended the first quarter with modest price gains, and the Lehman Brothers Aggregate Bond Index closed out the period with a modest advance.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel.

Higher Treasury yields and widening premiums for corporate and mortgage-backed securities reflected rising interest rates in the second quarter. The Treasury yield curve, representing yields across a range of maturities, went from slightly inverted – with yields on short-term bonds higher than those of longer-term bonds – to nearly flat, with longer yields marginally higher than short ones. Also of note, the 10-year bond yield topped the 5% level in its first excursion above that mark since the summer of 2006. Performance was mixed among fixed-income groups, but investors favored shorter-term issues, such as the 13-week U.S. Treasury Bill. High-yield bonds barely managed a positive return for the quarter, despite moderately favorable corporate earnings and low default rates on corporate high-yield securities.

* Indexes are unmanaged, do not incur fees or expenses and cannot be purchased directly for investment.

(Continued)

Long-term interest rates jump

Interest rates have made headlines during the past few years, often in response to adjustments in short-term rates made by the Federal Reserve Board (Fed). The Fed uses short-term rates as a tool to help keep the economy on a healthy growth track while controlling inflation. Consequently, when the economy hit a rough patch earlier in this decade, the Fed cut short-term rates to stimulate growth. Over the last few years, an economic recovery and concerns about a potential resurgence of inflation prompted the Fed to boost short-term rates from 1.00% to the current level of 5.25% (reached in June 2006).

Despite the Fed's rate hikes, long-term interest rates remained relatively low for the most part. Unlike the federal funds rate – the overnight bank lending rate that the Fed controls by buying and selling securities – long-term rates fluctuate according to market forces and are very sensitive to investors' expectations for inflation. Because inflation erodes the value of fixed-income investments, investors generally demand a higher yield for investing in bonds if they believe inflation is on the rise. Typically, short- and long-term rates move in tandem, although this is not always the case.

As of the end of the second quarter, long-term rates were once again on the rise, although historically, they still were not high. So why did the increase generate so much attention? For one thing, the rise was relatively swift – for instance, the average 30-year fixed-rate mortgage (which is based on longer term interest rates) spiked to 6.74% for the week ending June 14, 2007, from 6.53% the previous week. With the housing market already reeling from a spate of sub-prime mortgage defaults, burgeoning inventories of unsold homes and soft prices, there was concern that sharply higher mortgage rates could further hamper the industry. The housing market aside, long-term rates have also risen in sectors such as Treasuries and corporate securities, suggesting that a fundamental shift in perceptions about inflation might be occurring.

Outlook

The stock market's impressive performance during the second quarter – against the challenging backdrop of tepid economic growth, a weak housing market, high energy prices and rising long-term interest rates – serves as a reminder of how difficult it can be to forecast stock market performance. Going forward, any number of scenarios could develop that would negatively affect the equity markets. Conversely, the strength of the global economy, corporate earnings and continued low interest rates may keep investors and consumers optimistic. For this reason, MassMutual recommends that investors should generally avoid basing their investment activities on market forecasts – and instead adopt a buy-and-hold approach that employs thoughtful asset allocation.

Frederick C. Castellani
President

The information provided is the opinion of MassMutual Retirement Services Investments Marketing as of 7/2/07 and is subject to change without notice. It is not to be construed as tax, legal or investment advice. Of course, past performance does not guarantee future results.

MassMutual Select Strategic Bond Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Strategic Bond Fund – and who are the Fund's sub-advisers?

The Fund seeks a superior total rate of return by investing in fixed-income instruments. The Fund normally invests at least 80% of its net assets in U.S. dollar-denominated, fixed-income securities and other debt instruments of domestic and foreign entities, including corporate bonds, securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, mortgage-backed securities and money market instruments. The Fund's sub-advisers are Western Asset Management Company Limited (WAML) and Western Asset Management Company (Western Asset). WAML manages the non-U.S. dollar denominated investments of the Fund.

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 0.10%, trailing the 0.97% return of the Lehman Brothers® Aggregate Bond Index, an unmanaged index of fixed-rate investment-grade securities with at least one year to maturity, combining the Lehman Brothers U.S. Government/Credit Index and the Lehman Brothers Mortgage-Backed Securities Index.

What was the investment background during the period?

In the fixed-income markets, short- and intermediate-term interest rates fell in the first quarter, as the economy proved to be somewhat weaker than expected, while long-term interest rates edged higher as inflation expectations rose. The Federal Reserve ("Fed") kept its target funds rate unchanged at 5.25%, and the central banks of Australia and Canada also kept their rates steady. The Bank of England raised rates, as did the Bank of Japan and the European Central Bank. The sudden sell-off in February in the Chinese equity market rattled markets worldwide, as did the rising delinquencies and bankruptcies associated with sub-prime lending. The yield disparities ("spreads") between corporate bonds and other non-Treasuries ("credits") and U.S. Treasuries jumped during the quarter, but lower-quality bonds and emerging market debt generally outperformed.

Interest rates moved up significantly in the second quarter, as the economy proved stronger than anticipated and expectations of future Fed easing were largely reversed. Short-term rates rose more than long-term rates as the market recalibrated its expectations of future Fed policy, leaving the yield curve almost flat with a modestly positive slope. (The yield curve is a graphical representation of bond yields with very short maturities to the longest available, with the curve indicating whether short-term rates are higher or lower than long-term rates.)

What factors contributed to the Fund's performance?

During the first quarter, the portfolio's overweight position in the mortgage-backed securities sector added to returns, as spreads stabilized and volatility subsided. The Fund's underweight exposure to investment-grade credits was also a plus, as that sector underperformed. On the other hand, an overweight to lower-quality credits hampered returns, since they underperformed as spreads widened.

Yield spreads widened significantly in the second quarter; consequently, the Fund's overweight exposure in the mortgage-backed securities sector proved to be a major drag on performance. Underweight exposure to investment-grade credits also detracted a bit, as that sector outperformed. However, spreads remained relatively stable – so the Fund's overweight exposure to lower-quality credits contributed to returns.

What is your outlook?

Despite a list of concerns that includes recession, inflation, a plunging U.S. housing market, a soaring U.S. current account deficit, the collapse of sub-prime lending, and a surge in leveraged buyouts, the global financial environment has been healthy and relatively calm. Leaving headlines aside, there have been no real major threats to growth. The bottom line is that regardless of the various factors that have the potential to affect the fixed-income markets, we are confident that the Fund is positioned to navigate the variety of market conditions that may arise throughout the remainder of this year.

Select Strategic Bond Fund **Quality Structure** **(% of Net Assets) on 6/30/07**	
U.S. Government, Aaa/AAA	72.1%
Aa/AA	3.3%
A	2.8%
Baa/BBB	8.7%
Ba/BB	4.6%
B and Below	3.0%
Equities	0.1%
Total Long-Term Investments	94.6%
Short-Term Investments and	
Other Assets and Liabilities	5.4%
	100.0%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Strategic Bond Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted) and the Lehman Brothers Aggregate Bond Index.

MassMutual Select Strategic Bond Fund Total Return

	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/04 - 6/30/07
Class S	0.10%	5.90%	2.41%
Class A	–0.10%	5.47%	2.09%
Class A (sales load deducted)*	–4.85%	0.46%	0.12%
Class Y	0.00%	5.75%	2.36%
Class L	0.00%	5.69%	2.34%
Class N	–0.30%	5.21%	1.75%
Class N (CDSC fees deducted)*	–1.30%	4.21%	1.75%
Lehman Brothers Aggregate Bond Index	0.97%	6.11%	3.18%

GROWTH OF $10,000 INVESTMENT SINCE INCEPTION



Class S
Class A
Class A (sales load deducted)
Class Y
Class L
Class N
Class N (CDSC fees deducted)
Lehman Brothers Aggregate Bond Index
$11,000
10,500
10,000
9,500
9,000
12/31/04
6/05
6/06
6/07
$10,814 Lehman Brothers Aggregate Bond Index
$10,614 Class S
$10,601 Class Y
$10,595 Class L
$10,531 Class A
$10,444 Class N
$10,444 Class N (CDSC fees deducted)
$10,030 Class A (sales load deducted)

** Class A (sales load deducted) returns include the 4.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.*

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Lehman Brothers Aggregate Bond Index is unmanaged, does not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Strategic Balanced Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Strategic Balanced Fund – and who are the Fund's sub-advisers?

The Fund seeks long-term capital growth, consistent with preservation of capital and balanced by current income. Three sub-advisers each manage their own portion of the Fund's assets. ClearBridge Advisors, LLC (ClearBridge) manages the equity component and Western Asset Management Company Limited (WAML) and Western Asset Management Company (Western Asset) manage the fixed-income component. WAML manages the non-U.S. dollar denominated investments of the Fund.

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 3.84%, behind the 5.73% return of the Lipper Balanced Fund Index, an unmanaged, equally weighted index of the 30 largest mutual funds within the Lipper Balanced Category. Conversely, the Fund's 3.84% advance outperformed the 0.97% return of the Lehman Brothers® Aggregate Bond Index, an unmanaged index of fixed-rate investment-grade securities with at least one year to maturity, combining the Lehman Brothers U.S. Government/Credit Index and the Lehman Brothers Mortgage-Backed Securities Index – but trailed the 7.11% return of the Russell 3000® Index, which measures the performance of the 3,000 largest U.S. companies based on total market capitalization.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average℠ ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31, 2007. The S&P 500® Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period.

In the fixed-income markets, short- and intermediate-term interest rates fell in the first quarter, as the economy proved to be somewhat weaker than expected, while long-term interest rates edged higher as inflation expectations rose. The Federal Reserve ("Fed") kept its target funds rate unchanged at 5.25%, and the central banks of Australia and Canada also kept their rates steady. The Bank of England raised rates, as did the Bank of Japan and the European Central Bank. The sudden sell-off in February in the Chinese equity market rattled markets worldwide, as did the rising delinquencies and bankruptcies associated with sub-prime lending. The yield disparities ("spreads") between corporate bonds and other non-Treasuries ("credits") and U.S. Treasuries jumped during the quarter, but lower-quality bonds and emerging market debt generally outperformed.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel.

Interest rates moved up significantly in the second quarter, as the economy proved stronger than anticipated and expectations of future Fed easing were largely reversed. Short-term rates rose more than long-term rates as the market recalibrated its expectations of future Fed policy, leaving the yield curve almost flat with a modestly positive slope. (The yield curve is a graphical representation of bond yields with very short maturities to the longest available, with the curve indicating whether short-term rates are higher or lower than long-term rates.)

What factors contributed to the Fund's performance with respect to its stock portfolio?

Although the Fund trailed the Lipper Balanced Fund Index for the six months ended June 30, 2007, during this time frame, portfolio holdings in the energy and industrials sectors were substantial contributors to its relative performance. Conversely, the portfolio's investments in the financials and consumer discretionary sectors contributed the least to returns. On a stock-specific basis, the five best performers were Honeywell International Inc., Vodafone Group PLC (ADS), Alcoa Inc., Schlumberger Ltd. and Caterpillar Inc. The five largest detractors were Merrill Lynch & Co. Inc., Motorola Inc., Novellus Systems Inc., Bank of America Corp. and Interpublic Group of Cos.

MassMutual Select Strategic Balanced Fund – Portfolio Manager Report (Continued)

What factors contributed to the Fund's performance with respect to its bond portfolio?

During the first quarter, the portfolio's overweight position in the mortgage-backed securities sector added to returns, as spreads stabilized and volatility subsided. The Fund's underweight exposure to investment-grade credits was also a plus, as that sector underperformed. On the other hand, an overweight to lower-quality credits hampered returns, since they underperformed as spreads widened.

Yield spreads widened significantly in the second quarter; consequently, the Fund's overweight exposure in the mortgage-backed securities sector proved to be a major drag on performance. Underweight exposure to investment-grade credits also detracted a bit, as that sector outperformed. However, spreads remained relatively stable – so the Fund's overweight exposure to lower-quality credits contributed to returns.

What is your outlook?

Despite a list of concerns that includes recession, inflation, a plunging U.S. housing market, a soaring U.S. current account deficit, the collapse of sub-prime lending and a surge in leveraged buyouts, the global financial environment has been healthy and relatively calm. Leaving headlines aside, there have been no real major threats to growth. The bottom line is that regardless of the various factors that have the potential to affect the equity and fixed-income markets, we are confident that the Fund is positioned to navigate the variety of market conditions that may arise throughout the remainder of this year.

MassMutual Select Strategic Balanced Fund Asset Allocation (% of Net Assets) on 6/30/07	
Equities	59.7%
Bonds & Notes	35.3%
Purchased Options	0.1%
Total Long-Term Investments	95.1%
Short-Term Investments and Other Assets and Liabilities	4.9%
	100.0%

MassMutual Select Strategic Balanced Fund Largest Stock Holdings (% of Net Assets) on 6/30/07	
News Corp., Inc. Cl. B	1.8%
JP Morgan Chase & Co.	1.6%
Pearson PLC	1.5%
Bank of America Corp.	1.5%
Raytheon Co.	1.5%
Wyeth	1.4%
Abbott Laboratories	1.4%
Vodafone Group PLC Sponsored ADR (United Kingdom)	1.4%
Merrill Lynch & Co., Inc.	1.4%
Texas Instruments, Inc.	1.3%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Strategic Balanced Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted), the Lipper Balanced Fund Index, the Lehman Brothers Aggregate Bond Index and the Russell 3000 Index.

MassMutual Select Strategic Balanced Fund Total Return			
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/03 - 6/30/07
Class S	3.84%	14.01%	7.24%
Class A	3.59%	13.50%	6.77%
Class A (sales load deducted)*	–2.37%	6.98%	4.98%
Class Y	3.84%	14.04%	7.18%
Class L	3.67%	13.78%	7.01%
Class N	3.42%	13.18%	6.44%
Class N (CDSC fees deducted)*	2.42%	12.18%	6.44%
Lipper Balanced Fund Index	5.73%	15.39%	9.04%
Lehman Brothers Aggregate Bond Index	0.97%	6.11%	3.48%
Russell 3000 Index	7.11%	20.07%	11.70%

GROWTH OF $10,000 INVESTMENT SINCE INCEPTION



Class S   Class A   Class A (sales load deducted)   Class Y   Class L   Class N
Class N (CDSC fees deducted)   Lipper Balanced Fund Index   Lehman Brothers Aggregate Bond Index   Russell 3000 Index

$14,727 Russell 3000 Index
$13,536 Lipper Balanced Fund Index
$12,771 Class S
$12,749 Class Y
$12,678 Class L
$12,577 Class A
$12,442 Class N
$12,442 Class N (CDSC fees deducted)
$11,854 Class A (sales load deducted)
$11,271 Lehman Brothers Aggregate Bond Index

* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Lipper Balanced Fund Index, the Lehman Brothers Aggregate Bond Index and the Russell 3000 Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Diversified Value Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Diversified Value Fund – and who is the Fund's sub-adviser?

The Fund seeks to achieve long-term growth of capital and income by investing primarily in a diversified portfolio of equity securities of larger, well-established companies. The Fund's sub-adviser is AllianceBernstein L.P. (AllianceBernstein).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 6.24%, in line with the 6.23% return of the Russell 1000® Value Index, an unmanaged index representative of stocks with a greater than average value orientation among the stocks of the largest 1000 U.S. companies based on capitalization.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Equity markets around the world plunged in late February and remained volatile through most of March, rocked by events ranging from a sharp sell-off in Chinese stocks to troubles in the U.S. sub-prime mortgage market. Lulled into complacency by years of solid economic and corporate-profit growth and steadily rising stocks prices, investors were suddenly reminded that market conditions can turn on a dime – and financial markets are not without risk. By quarter-end, however, equity markets had regained their composure, reassured by statements from the U.S. Federal Reserve about the outlook for economic growth and inflation, and by the ongoing merger and acquisition boom.

After climbing to new records through May on stronger-than-expected corporate-profit news, U.S. equities retreated in June, as investors grew nervous about rising bond yields, a deepening housing slump and losses from hedge funds invested in securities linked to sub-prime mortgages. Nevertheless, the S&P 500® Index finished the second quarter up 6.3%.

What factors contributed to the Fund's performance?

The Fund's relative performance in the first quarter was hurt by our financial holdings – notably Freddie Mac, Countrywide Financial and Merrill Lynch, which underperformed amid the indiscriminate sell-off in reaction to turmoil in the sub-prime mortgage sector. Among the key contributors to the Fund's returns during the first quarter were positions in steel maker Arcelor Mittal, DaimlerChrysler and Owens-Illinois, the world's largest maker of glass bottles.

In the second quarter, the portfolio's relative returns were helped by the Fund's investments in diesel-engine maker Cummins and Owens Illinois. Conversely, relative performance was hurt by Macy's (formerly known as Federated Department Stores), Office Depot and National City.

What is your outlook?

Stock valuation spreads remain compressed, limiting the value opportunity as we measure it. Since a central tenet underpinning our investment process is to keep portfolio risk proportional to the value opportunity, the portfolio's tracking error remains low versus the broad market and the Russell 1000 Value Index. Despite this environment, our extensive bottom-up research effort continues to uncover what we believe are attractive value opportunities across diverse industries.

MassMutual Select Diversified Value Fund
Industry Table
(% of Net Assets) on 6/30/07

Oil & Gas	12.3%	Electronics	0.9%
Diversified Financial	11.8%	Forest Products & Paper	0.8%
Insurance	10.4%	Apparel	0.8%
Banks	8.7%	Commercial Services	0.8%
Telecommunications	8.1%	Home Builders	0.7%
Pharmaceuticals	5.5%	Machinery — Diversified	0.5%
Manufacturing	5.0%	Health Care — Products	0.5%
Retail	4.1%	Software	0.4%
Foods	3.8%	Hand & Machine Tools	0.4%
Media	3.5%	Auto Manufacturers	0.3%
Electric	2.8%	Housewares	0.3%
Chemicals	2.7%	Advertising	0.2%
Cosmetics & Personal		Toys, Games & Hobbies	0.2%
Care	2.0%	Health Care — Services	0.1%
Agriculture	1.9%	Computers & Information	0.1%
Computers	1.5%	Mining	0.1%
Beverages	1.3%	Total Long-Term	
Automotive & Parts	1.2%	Investments	98.8%
Savings & Loans	1.2%	Short-Term Investments	
Iron & Steel	1.1%	and Other Assets	
Household Products	1.0%	and Liabilities	1.2%
Aerospace & Defense	0.9%		100.0%
Packaging & Containers	0.9%		

MassMutual Select Diversified
Value Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

Exxon Mobil Corp.	5.7%
Citigroup, Inc.	3.7%
General Electric Co.	3.5%
Bank of America Corp.	3.4%
Pfizer, Inc.	3.0%
Chevron Corp.	2.9%
AT&T, Inc.	2.9%
JP Morgan Chase & Co.	2.6%
American International Group, Inc.	2.2%
Verizon Communications, Inc.	2.1%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Diversified Value Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted) and the Russell 1000 Value Index.

MassMutual Select Diversified Value Fund Total Return			
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 10/15/04 - 6/30/07
Class S	6.24%	22.43%	16.74%
Class A	5.96%	21.83%	16.17%
Class A (sales load deducted)*	–0.13%	14.83%	13.66%
Class Y	6.17%	22.29%	16.62%
Class L	6.02%	22.11%	16.47%
Class N	5.73%	21.37%	15.79%
Class N (CDSC fees deducted)*	4.73%	20.37%	15.79%
Russell 1000 Value Index	6.23%	21.86%	17.32%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

Class S   Class A   Class A (sales load deducted)   Class Y   Class L   Class N
Class N (CDSC fees deducted)   Russell 1000 Value Index

$15,415 Russell 1000 Value Index
$15,211 Class S
$15,169 Class Y
$15,116 Class L
$15,010 Class A
$14,876 Class N
$14,876 Class N (CDSC fees deducted)
$14,147 Class A (sales load deducted)

Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Russell 1000 Value Index is unmanaged, does not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Fundamental Value Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Fundamental Value Fund – and who is the Fund's sub-adviser?

The Fund seeks long-term total return by investing at least 80% of its net assets in equity securities, with a focus on companies with large capitalizations (generally having market capitalizations above $2 billion). The Fund's sub-adviser is Wellington Management Company, LLP (Wellington Management).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 8.66%, outpacing the 6.96% return of the S&P 500® Index, a widely recognized, unmanaged index representative of common stocks of larger capitalized U.S. companies. The Fund also outperformed the 6.23% return of the Russell 1000® Value Index, an unmanaged index representative of stocks with a greater than average value orientation among the stocks of the largest 1000 U.S. companies based on capitalization.

Going forward, the Fund's performance will be compared to the Russell 1000 Value Index rather than the S&P 500 Index because the Russell 1000 Value Index more closely represents the Fund's investment strategy.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average℠ ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31, 2007. The S&P 500 Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period. A depreciating U.S. dollar supported the returns of foreign stocks, helping the MSCI® EAFE® Index outperform its U.S. counterparts for the quarter.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel.

What factors contributed to the Fund's performance?

Stock selection was additive to benchmark-relative performance in seven of the 10 broad sectors in the first quarter of 2007. In aggregate, sector allocation aided performance, especially our underweight position in financials. Within consumer staples, we benefited from strong results from CVS/Caremark, Tyson Foods, Safeway and Supervalu. Within financials, Host Hotels & Resorts performed well, while the Fund benefited from avoiding Countrywide Financial, Fannie Mae and Washington Mutual, all of which were down significantly. Conversely, the Fund's holdings in the consumer discretionary sector detracted from relative performance. In addition, despite strong absolute returns, the portfolio's positioning in utilities detracted from performance.

In the second quarter, the Fund's stock selection contributed to performance in eight of the 10 broad sectors. Overall, sector allocation aided performance, especially the Fund's strategic positioning in financials and industrials. Within information technology, the Fund's positions in EMC and Nokia provided double-digit returns, as did Corning and Hewlett-Packard. Within financials, portfolio holdings in Nuveen Investments and ACE were both up significantly. Meanwhile, the Fund's positioning in the REIT (real estate investment trust) sector was a positive, as REITs were down on an absolute basis. Hampering the Fund's performance was the fact that its industrials holdings lagged the market's. In addition, in a turnaround from the first quarter, Host Hotels & Resorts lost value – as did Sun Microsystems and Macy's.

What is your outlook?   In our view, economic strength is sufficient to support global corporate profit growth, although we expect a deceleration to the single digits. While commodity inflation is real and sustainable, we believe that overall inflation will remain in the 2% to 3% range. In our view, the market seems overly obsessed with capital market losses, such as in the sub-prime sector. As the market restores risk premiums toward a normalized level, these events will likely rotate through one sub-sector at a time. However, we do not expect global growth to be derailed.

MassMutual Select Fundamental Value Fund
Industry Table
(% of Net Assets) on 6/30/07

Oil & Gas	13.5%	Real Estate Investment Trusts (REITS)	1.6%
Banks	10.1%	Machinery — Diversified	1.5%
Telecommunications	9.8%	Mining	1.4%
Diversified Financial	9.5%	Beverages	1.4%
Foods	5.9%	Agriculture	1.2%
Insurance	5.3%	Semiconductors	1.0%
Retail	4.9%	Cosmetics & Personal Care	0.9%
Manufacturing	3.9%	Office Equipment/Supplies	0.8%
Electric	3.7%	Household Products	0.8%
Aerospace & Defense	3.6%	Forest Products & Paper	0.3%
Chemicals	3.4%	Total Long-Term Investments	98.5%
Pharmaceuticals	3.3%	Short-Term Investments and Other Assets and Liabilities	1.5%
Computers	3.3%		100.0%
Media	2.3%		
Health Care — Services	1.9%		
Building Materials	1.6%		
Health Care — Products	1.6%		

MassMutual Select Fundamental Value Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

Exxon Mobil Corp.	4.8%
Bank of America Corp.	3.7%
AT&T, Inc.	3.6%
Citigroup, Inc.	3.5%
General Electric Co.	3.0%
Verizon Communications, Inc.	2.5%
JP Morgan Chase & Co.	2.5%
CVS Caremark Corp.	2.1%
American International Group, Inc.	2.0%
General Dynamics Corp.	1.9%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Fundamental Value Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the S&P 500 Index and the Russell 1000 Value Index.



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

MassMutual Select Fundamental Value Fund Total Return				
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 12/31/01 - 6/30/07
Class S	8.66%	22.77%	11.54%	8.78%
Class A	8.39%	22.20%	11.05%	8.30%
Class A (sales load deducted)*	2.16%	15.17%	9.75%	7.14%
Class Y	8.58%	22.67%	11.50%	8.72%
Class L	8.52%	22.43%	11.33%	8.57%
S&P 500 Index	6.96%	20.57%	10.70%	6.69%
Russell 1000 Value Index	6.23%	21.86%	13.31%	10.90%

Hypothetical Investments in MassMutual Select Fundamental Value Fund Class N, Class N (CDSC fees deducted), the S&P 500 Index and the Russell 1000 Value Index.



MassMutual Select Fundamental Value Fund Total Return			
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	8.28%	21.88%	16.06%
Class N (CDSC fees deducted)*	7.28%	20.88%	16.06%
S&P 500 Index	6.96%	20.57%	14.72%
Russell 1000 Value Index	6.23%	21.86%	18.05%

* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the S&P 500 Index and the Russell 1000 Value Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Value Equity Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Value Equity Fund – and who is the Fund's sub-adviser?

The Fund seeks long-term growth of capital by investing in securities of companies that Fund management believes are undervalued in the marketplace relative to factors such as the company's assets, sales, earnings, growth potential, or cash flow – or relative to securities of other companies in the same industry. The Fund's sub-adviser is Fidelity Management & Research Company (Fidelity).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 7.70%, outpacing the 6.23% return of the Russell 1000® Value Index, an unmanaged index representative of stocks with a greater-than-average value orientation among the stocks of the largest 1000 U.S. companies based on capitalization.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Markets were roiled by a mid-quarter sell-off prompted by declines in Asian markets and worries over sub-prime mortgage defaults. The broad market, as measured by the S&P 500® Index, declined nearly 6% from high levels achieved in late February, but regained ground to finish up 0.6% for the quarter. The Federal Reserve ("Fed") continued to hold short-term interest rates steady, while emphasizing that inflation remained a concern. Major commodity prices generally rose during the quarter. Existing home sales rose nearly 4% in February relative to January but remained down almost 4% from the same period in 2006, while median sales prices declined more than 1% versus the same period a year ago. In this environment, mid-cap stocks handily outperformed small- and large-cap stocks.

During the second quarter, virtually all major domestic equity indexes turned in positive returns. The Fed continued to hold short-term interest rates steady, while emphasizing that inflation remained a threat. Long-term Treasury yields spiked more than 0.30% during the quarter, as investors feared that faster economic growth and an increase in inflation could push up interest rates globally. Instead, tamer inflation readings and attempted terrorist activity in London and Scotland pushed long-term yields downward at the end of June. Major commodity price trends were mixed: oil and copper prices advanced; gold and corn prices dropped. The downturn in the housing market continued, with both existing and new home sales and median sales prices slipping again. Home sales continued to be impacted by tighter lending standards due to sub-prime mortgage market problems and a lack of buyer confidence in the housing market. In this environment, large-cap stocks tended to outperform their small- and mid-cap counterparts.

What factors contributed to the Fund's performance?

During the first quarter of 2007, the utilities, materials and telecommunications services sectors were the best performers. Also aiding results was active stock selection in the energy, consumer staples and materials sectors – which contributed the most to the Fund's performance relative to the Russell 1000 Value Index. Conversely, the Fund's holdings in the information technology sector detracted from returns.

In the second quarter of 2007, active stock selection in the financials, utilities and energy sectors contributed the most to relative performance. The portfolio's overweight position in mortgage finance firm Fannie Mae was the greatest portfolio contributor. Fannie Mae shares gained nearly 21% when the company filed its 2005 financial reports with the SEC and reinstated its dividend payment. On the other hand, the Fund's holdings in the consumer discretionary and materials sectors detracted from performance. Specifically, an overweight position in department store Macy's was the largest hindrance, as that company's shares fell 11% on weaker-than-expected first-quarter earnings.

What is your outlook? The portfolio comprises stocks that are trading at material discounts to our assessment of their worth. As the third quarter began, the Fund had an overweight position in insurance companies, as we believe that their valuations were attractive relative to other financials – and that insurers will be less impacted in a flat yield curve environment. (The yield curve is a graphical representation of bond yields with very short maturities to the longest available, with the curve indicating whether short-term rates are higher or lower than long-term rates.) The portfolio also held an overweight position in selected independent power producers, which we believed were trading at less than replacement cost and have been recovering from a long period of overcapacity. Lastly, within financials, the portfolio held an underweight position in REITs (real estate investment trusts) and commercial banks. Our belief is that this positioning makes sense for the near future, given our view of what may occur.

MassMutual Select Value Equity Fund
Industry Table
(% of Net Assets) on 6/30/07

Insurance	14.7%	Electronics	0.9%
Oil & Gas	13.9%	Semiconductors	0.9%
Diversified Financial	13.4%	Home Builders	0.9%
Telecommunications	6.5%	Airlines	0.8%
Banks	5.2%	Metal Fabricate & Hardware	0.8%
Electric	5.0%		
Retail	3.8%	Machinery — Construction & Mining	0.8%
Pharmaceuticals	3.4%		
Manufacturing	3.0%	Commercial Services	0.8%
Health Care — Services	3.0%	Automotive & Parts	0.6%
Iron & Steel	3.0%	Savings & Loans	0.6%
Transportation	2.6%	Beverages	0.5%
Agriculture	2.5%	Gas	0.5%
Cosmetics & Personal Care	2.1%	Computer Related Services	0.0%
Media	2.0%	Total Long-Term Investments	98.9%
Machinery — Diversified	1.8%		
Aerospace & Defense	1.7%	Short-Term Investments and Other Assets and Liabilities	1.1%
Computers	1.6%		
Foods	1.6%		100.0%

MassMutual Select Value Equity Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

AT&T, Inc.	4.3%
Exxon Mobil Corp.	4.3%
Bank of America Corp.	4.1%
Pfizer, Inc.	3.4%
General Electric Co.	3.1%
JP Morgan Chase & Co.	3.0%
Fannie Mae	2.6%
Altria Group, Inc.	2.5%
Citigroup, Inc.	2.4%
Marathon Oil Corp.	2.2%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Value Equity Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L and the Russell 1000 Value Index.

MassMutual Select Value Equity Fund Total Return				
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 5/1/01 - 6/30/07
Class S	7.70%	18.21%	11.30%	6.96%
Class A	7.55%	17.65%	10.79%	6.49%
Class A (sales load deducted)*	1.36%	10.88%	9.49%	5.47%
Class Y	7.79%	18.13%	11.25%	6.92%
Class L	7.74%	17.99%	11.07%	6.76%
Russell 1000 Value Index	6.23%	21.86%	13.31%	8.99%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

Class S   Class A   Class A (sales load deducted)   Class Y
Class L   Russell 1000 Value Index

$17,005 Russell 1000 Value Index
$15,146 Class S
$15,108 Class Y
$14,971 Class L
$14,739 Class A
$13,892 Class A (sales load deducted)

Hypothetical Investments in MassMutual Select Value Equity Fund Class N, Class N (CDSC fees deducted) and the Russell 1000 Value Index.

MassMutual Select Value Equity Fund Total Return			
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	7.33%	17.27%	15.06%
Class N (CDSC fees deducted)*	6.33%	16.27%	15.06%
Russell 1000 Value Index	6.23%	21.86%	18.05%



Class N   Class N (CDSC fees deducted)   Russell 1000 Value Index

$21,096 Russell 1000 Value Index
$18,800 Class N
$18,800 Class N (CDSC fees deducted)

* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Russell 1000 Value Index is unmanaged, does not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Large Cap Value Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Large Cap Value Fund – and who is the Fund's sub-adviser?

The Fund seeks both capital growth and income by selecting businesses that possess characteristics that the Fund's sub-adviser, Davis Selected Advisers, L.P. (Davis), believes foster the creation of long-term value – such as proven management, a durable franchise and business model, and sustainable competitive advantages.

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 7.12%, outpacing the 6.96% return of the S&P 500® Index, a widely recognized, unmanaged index representative of common stocks of larger capitalized U.S. companies. The Fund also outperformed the 6.23% return of the Russell 1000® Value Index, an unmanaged index representative of stocks with a greater-than-average value orientation among the stocks of the largest 1000 U.S. companies based on capitalization.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average℠ ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31, 2007. The S&P 500 Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period. A depreciating U.S. dollar supported the returns of foreign stocks, helping the MSCI® EAFE® Index outperform its U.S. counterparts for the quarter.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel.

What factors contributed to the Fund's performance?

In the first three months of 2007, the Fund's allocations to the health care and materials sectors fueled its performance – and helped to balance the results from other sectors, which were flat to modestly negative. Individual contributors during the period included Martin Marietta, EOG Resources, Vulcan Materials, Loews Corp. and CVS/Caremark (formed out of the merger between CVS and Caremark Rx in March). Conversely, the stocks that detracted most from the Fund's return in the first quarter included Harley-Davidson, American Express, Comcast, American International Group and Progressive Corp.

In the second quarter, the Fund's allocations to the financials, energy, consumer discretionary and consumer staples sectors contributed to its performance, while detractors were largely stock specific. The top individual contributors included ConocoPhillips, Amazon, American Express, Occidental Petroleum and Costco. On the downside, News Corp, Wachovia Corp., Bed Bath & Beyond, Hershey Foods and UnitedHealth Group hampered the Fund's progress the most during this period.

What is your outlook?

Whatever happens in the remainder of this year and whatever styles, industries or market capitalizations move into or out of favor, we feel that the Fund's investment approach of buying durable businesses at value prices and holding them for the long term is a perennial and sensible approach for building and preserving capital.

MassMutual Select Large Cap Value Fund Industry Table (% of Net Assets) on 6/30/07			
Insurance	15.4%	Cosmetics & Personal Care	1.3%
Oil & Gas	12.3%	Building Materials	1.2%
Diversified Financial	12.2%	Transportation	1.1%
Banks	8.8%	Health Care — Services	0.9%
Retail	8.3%	Holding Company —	
Media	6.0%	Diversified	0.8%
Manufacturing	4.2%	Coal	0.6%
Commercial Services	3.7%	Foods	0.5%
Agriculture	3.2%	Electronics	0.5%
Software	3.0%	Advertising	0.3%
Telecommunications	2.3%	Housewares	0.3%
Beverages	2.1%	Real Estate	0.1%
Packaging & Containers	1.9%	Total Long-Term	
Computers	1.8%	Investments	98.7%
Internet	1.6%	Short-Term Investments	
Leisure Time	1.5%	and Other Assets	
Mining	1.4%	and Liabilities	1.3%
Pharmaceuticals	1.4%		100.0%

MassMutual Select Large Cap Value Fund Largest Stock Holdings (% of Net Assets) on 6/30/07	
American Express Co.	4.5%
ConocoPhillips Co.	4.5%
Tyco International Ltd.	4.2%
American International Group, Inc.	4.1%
Costco Wholesale Corp.	3.8%
JP Morgan Chase & Co.	3.8%
Altria Group, Inc.	3.3%
Berkshire Hathaway, Inc. Cl. A	3.2%
Comcast Corp. Special, Cl. A	3.1%
HSBC Holdings PLC	2.6%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Large Cap Value Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the S&P 500 Index and the Russell 1000 Value Index.

MassMutual Select Large Cap Value Fund Total Return

	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 5/1/00 - 6/30/07
Class S	7.12%	19.20%	12.82%	5.38%
Class A	6.78%	18.59%	12.28%	4.87%
Class A (sales load deducted)*	0.64%	11.77%	10.96%	4.00%
Class Y	7.05%	19.05%	12.72%	5.28%
Class L	6.99%	18.95%	12.54%	5.12%
S&P 500 Index	6.96%	20.57%	10.70%	2.16%
Russell 1000 Value Index	6.23%	21.86%	13.31%	8.63%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

Hypothetical Investments in MassMutual Select Large Cap Value Fund Class N, Class N (CDSC fees deducted), the S&P 500 Index and the Russell 1000 Value Index.

MassMutual Select Large Cap Value Fund Total Return

	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	6.69%	18.20%	15.37%
Class N (CDSC fees deducted)*	5.69%	17.20%	15.37%
S&P 500 Index	6.96%	20.57%	14.72%
Russell 1000 Value Index	6.23%	21.86%	18.05%



* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the S&P 500 Index and the Russell 1000 Value Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Indexed Equity Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Indexed Equity Fund – and who is the Fund's sub-adviser?

The Fund seeks to approximate as closely as practicable (before fees and expenses) the capitalization – weighted total rate of return of that portion of the U.S. market for publicly traded common stocks composed of larger-capitalized companies. The Fund pursues this objective by investing at least 80% of its net assets in the equity securities of companies that make up the S&P 500® Index ("the Index"). The Fund's sub-adviser is Northern Trust Investments, N.A. (Northern).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 6.72%, trailing the 6.96% return of the S&P 500 Index, a widely recognized, unmanaged index representative of common stocks of larger capitalized U.S. companies.

What was the investment background during the period?

Overcoming a dip in the market in February, U.S. equity markets posted positive numbers for the first half of 2007, despite negative pressures surrounding sub-prime loan defaults, rising interest rates and geopolitical conflicts in the Middle East and Asia. The S&P 500 Index closed at an all-time high in May. Ongoing merger and acquisition activity, takeover announcements and strong earnings reports also contributed to the markets' performance in the first quarter.

On January 18, 2007, crude oil prices dropped to $51 a barrel on higher-than-expected supply news. This retreat was short-lived, as oil closed higher at the end of the second quarter at around $70 per barrel. The Federal Reserve ("Fed") kept the federal funds rate unchanged at 5.25% during the second quarter. However, Federal Open Market Committee minutes pointed to inflationary pressures that have the potential to prompt the Fed to increase rates later in the year.

What factors contributed to the Fund's performance?

All but three sectors of the S&P 500 Index posted positive results for the first quarter of 2007. The utilities sector was the top performer, followed by the materials sector. The primary detractors had the heaviest weights and the lowest returns. The financials sector, which represented a significant position in the portfolio, ended the quarter in negative territory. In addition, the information technology sector, another large Index component, posted a slightly negative return. At the close of business on March 30, 2007, we incorporated into the portfolio the Index's quarterly share changes. There were 10 additions and deletions to the Index during the quarter, and we incorporated these changes into the portfolio to maintain proper tracking.

For the year-to-date period ended June 30, 2007, financials and information technology constituted the Fund's largest sector positions. During this period, the best-performing sector in the S&P 500 Index was energy, which posted a double-digit return. Conversely, the worst-performing sector, financials, ended the quarter with a slightly negative return. On June 15, 2007, quarterly share changes were incorporated into the Index. There were a total of 19 additions and deletions to the Index during the year-to-date period.

What is your outlook?

Despite the direction in which the equity markets may head throughout the remainder of the year – and the effects that certain factors, such as the price of oil, inflation, geopolitical unrest and Fed policy, may have on the markets – we believe that the Fund is positioned to strive for returns that are consistent with those of the S&P 500 Index.

MassMutual Select Indexed Equity Fund
Industry Table
(% of Net Assets) on 6/30/07

Oil & Gas	8.6%	Household Products	0.4%
Diversified Financial	8.0%	Pipelines	0.4%
Telecommunications	6.3%	Savings & Loans	0.4%
Banks	6.3%	Machinery — Diversified	0.4%
Pharmaceuticals	5.7%	Forest Products & Paper	0.3%
Retail	5.5%	Electrical Components &	
Manufacturing	5.3%	Equipment	0.3%
Insurance	4.9%	Iron & Steel	0.3%
Computers	4.2%	Leisure Time	0.3%
Software	3.8%	Automotive & Parts	0.3%
Electric	3.2%	Gas	0.2%
Media	3.2%	Office Equipment/Supplies	0.2%
Health Care — Products	3.0%	Environmental Controls	0.2%
Semiconductors	2.7%	Home Builders	0.2%
Aerospace & Defense	2.2%	Advertising	0.2%
Beverages	2.0%	Building Materials	0.2%
Cosmetics & Personal Care	1.8%	Coal	0.2%
Foods	1.8%	Packaging & Containers	0.1%
Internet	1.8%	Metal Fabricate & Hardware	0.1%
Transportation	1.7%	Home Furnishing	0.1%
Chemicals	1.6%	Toys, Games & Hobbies	0.1%
Oil & Gas Services	1.6%	Hand & Machine Tools	0.1%
Agriculture	1.4%	Entertainment	0.1%
Health Care — Services	1.4%	Airlines	0.1%
Real Estate Investment		Engineering & Construction	0.1%
Trusts (REITS)	1.2%	Housewares	0.1%
Biotechnology	0.9%	Industrial — Distribution	0.0%
Mining	0.7%	Real Estate	0.0%
Commercial Services	0.7%	Total Long-Term	
Lodging	0.5%	Investments	99.1%
Electronics	0.5%	Short-Term Investments	
Auto Manufacturers	0.4%	and Other Assets and	
Apparel	0.4%	Liabilities	0.9%
Machinery —			100.0%
Construction & Mining	0.4%		

MassMutual Select Indexed Equity Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

Exxon Mobil Corp.	3.5%
General Electric Co.	2.9%
AT&T, Inc.	1.9%
Citigroup, Inc.	1.9%
Microsoft Corp.	1.8%
Bank of America Corp.	1.6%
The Procter & Gamble Co.	1.4%
American International Group, Inc.	1.3%
Chevron Corp.	1.3%
Pfizer, Inc.	1.3%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Indexed Equity Fund Class S, Class A, Class A (sales load deducted), Class Y and the S&P 500 Index.

MassMutual Select Indexed Equity Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 3/1/98 - 6/30/07
Class S	6.72%	20.10%	10.25%	5.14%
Class A	6.60%	19.72%	9.86%	4.70%
Class A (sales load deducted)*	0.47%	12.84%	8.56%	4.04%
Class Y	6.71%	20.08%	10.21%	5.08%
S&P 500 Index	6.96%	20.57%	10.70%	5.59%

GROWTH OF $10,000 INVESTMENT SINCE INCEPTION



Class S   Class A   Class A (sales load deducted)   Class Y   S&P 500 Index

$16,607 S&P 500 Index
$15,960 Class S
$15,877 Class Y
$15,354 Class A
$14,472 Class A (sales load deducted)

Hypothetical Investments in MassMutual Select Indexed Equity Fund Class L and the S&P 500 Index.

MassMutual Select Indexed Equity Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 7/1/99 - 6/30/07
Class L	6.81%	20.10%	10.15%	2.23%
S&P 500 Index	6.96%	20.57%	10.70%	2.79%



Class L   S&P 500 Index

$12,458 S&P 500 Index
$11,929 Class L

* Class A (sales load deducted) returns include the 5.75% maximum sales charge.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the S&P 500 Index is unmanaged, does not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Indexed Equity Fund Class Z and the S&P 500 Index.

MassMutual Select Indexed Equity Fund Total Return				
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 5/1/01 - 6/30/07
Class Z	6.87%	20.33%	10.52%	4.66%
S&P 500 Index	6.96%	20.57%	10.70%	4.85%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

Hypothetical Investments in MassMutual Select Indexed Equity Fund Class N, Class N (CDSC fees deducted) and the S&P 500 Index.

MassMutual Select Indexed Equity Fund Total Return			
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	6.51%	19.50%	13.53%
Class N (CDSC fees deducted)*	5.51%	18.50%	13.53%
S&P 500 Index	6.96%	20.57%	14.72%



* Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the S&P 500 Index is unmanaged, does not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Core Opportunities Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Core Opportunities Fund – and who is the Fund's sub-adviser?	The Fund seeks long-term growth of capital by normally investing at least 80% of its net assets in equity securities and securities convertible into common stocks traded on U.S. exchanges and issued by large, established companies. The Fund's sub-adviser, Victory Capital Management Inc. (Victory), seeks to invest in both growth and value securities.
How did the Fund perform during the six months ended June 30, 2007?	The Fund's Class S shares returned 8.38%, outpacing the 6.96% return of the S&P 500® Index ("the Index"), a widely recognized, unmanaged index representative of common stocks of larger capitalized U.S. companies.
What was the investment background during the period?	Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average[SM] ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31, 2007. The S&P 500 Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period. A depreciating U.S. dollar supported the returns of foreign stocks, helping the MSCI® EAFE® Index outperform its U.S. counterparts for the quarter.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel. |
| ***What factors contributed to the Fund's performance?*** | Capital goods was the best-performing sector within the portfolio during the first quarter, both on an absolute basis and relative to the S&P 500 Index – as well-publicized weakness within the U.S. residential construction market was offset by strength in non-residential construction. Outside of sector attribution, the most notable performance differential was capitalization. Mega-capitalization companies (those with a market capitalization of more than $50 billion) significantly underperformed the rest of the market. Despite having an underweight position relative to the S&P 500 Index, the portfolio's mega-capitalization stocks declined more than the Index, and detracted from returns. This was due in part to company-specific issues, and in part to the market's affection for mid- to large-market capitalization companies which have exhibited better earnings growth and interest from private equity/activist shareholders.

Capital goods was once again the portfolio's best-performing sector relative to the S&P 500 Index in the second quarter. This sector has been a long-term focus for the portfolio, evidenced by the portfolio's overweight position since the fourth quarter of 2005. Since then, it has been the second-largest contributor to outperformance. Capital spending on global infrastructure, energy and mining has been extremely healthy, fueled by a higher commodity price environment, robust emerging market growth, and steady growth in developed markets. The financials sector was the worst performer during the quarter, but due to an underweight position there, an emphasis on asset managers and a private equity takeout of a large holding, the portfolio's financial securities performed much better than the Index. The Fund's preference for asset managers over banks also proved beneficial. |
| ***What is your outlook?*** | Despite the crosscurrents, we remain optimistic and believe the portfolio is positioned for further equity appreciation. Higher-quality and larger-capitalization companies with stellar balance sheets remain attractive and, given the strong relative earnings growth these companies provided in the first-quarter earnings season, sentiment appears to have just begun to shift in their favor. Economically sensitive sectors, such as energy and capital goods, are still a focus for the Fund and we continue to find opportunities in growth stocks, which have underperformed value for the past seven years. As corporate profits decelerate, we believe investors may be willing to pay a higher multiple for companies that can exhibit above-average earnings growth over the next 12 months. |

MassMutual Select Core Opportunities Fund
Industry Table
(% of Net Assets) on 6/30/07

Semiconductors	10.3%	Environmental Controls	1.6%
Diversified Financial	7.7%	Mining	1.6%
Oil & Gas Services	7.4%	Banks	1.5%
Pharmaceuticals	7.2%	Auto Manufacturers	1.4%
Beverages	6.8%	Machinery — Diversified	1.4%
Oil & Gas	5.9%	Coal	1.3%
Manufacturing	5.8%	Media	1.3%
Insurance	4.2%	Electric	1.2%
Internet	4.1%	Health Care — Products	1.2%
Computers	4.0%	Building Materials	1.1%
Machinery —		Home Builders	0.7%
Construction & Mining	3.4%	Commercial Services	0.3%
Transportation	3.1%	Foods	0.2%
Aerospace & Defense	2.7%	Total Long-Term	
Retail	2.4%	Investments	97.7%
Cosmetics & Personal Care	2.3%	Short-Term Investments	
Chemicals	2.2%	and Other Assets	
Engineering & Construction	1.7%	and Liabilities	2.3%
Telecommunications	1.7%		100.0%

MassMutual Select Core
Opportunities Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

Intel Corp.	4.6%
General Electric Co.	4.5%
Transocean, Inc.	4.1%
Schlumberger Ltd.	3.5%
Caterpillar, Inc.	3.4%
United Parcel Service, Inc. Cl. B	3.2%
Halliburton Co.	3.1%
The Charles Schwab Corp.	2.9%
The Coca-Cola Co.	2.9%
United Technologies Corp.	2.7%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Core Opportunities Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted) and the S&P 500 Index.

MassMutual Select Core Opportunities Fund

Total Return	**Year-to-Date 1/1/07 - 6/30/07**	**One Year 7/1/06 - 6/30/07**	**Since Inception 3/31/06 - 6/30/07**
Class S	8.38%	21.43%	13.31%
Class A	8.12%	20.87%	12.80%
Class A (sales load deducted)*	1.90%	13.92%	7.59%
Class Y	8.29%	21.29%	13.20%
Class L	8.20%	21.08%	13.05%
Class N	7.94%	20.42%	12.47%
Class N (CDSC fees deducted)*	6.94%	19.42%	11.69%
S&P 500 Index	6.96%	20.57%	14.42%

GROWTH OF $10,000 INVESTMENT SINCE INCEPTION



Class S
Class A
Class A (sales load deducted)
Class Y
Class L
Class N
Class N (CDSC fees deducted)
S&P 500 Index
$12,000
11,000
10,000
9,000
3/31/06
6/06
12/06
6/07
$11,837 S&P 500 Index
$11,694 Class S
$11,680 Class Y
$11,660 Class L
$11,627 Class A
$11,585 Class N
$11,485 Class N (CDSC fees deducted)
$10,959 Class A (sales load deducted)

** Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge.*

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the S&P 500 Index is unmanaged, does not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Blue Chip Growth Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Blue Chip Growth Fund – and who is the Fund's sub-adviser?

The Fund seeks growth of capital over the long term by normally investing at least 80% of its net assets in the common stocks of large and medium-sized blue chip growth companies. The Fund's sub-adviser is T. Rowe Price Associates, Inc. (T. Rowe Price).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 8.78%, exceeding the 6.96% return of the S&P 500® Index, a widely recognized, unmanaged index representative of common stocks of larger capitalized U.S. companies. The Fund also outpaced the 8.13% return of the Russell 1000® Growth Index, an unmanaged index consisting of those Russell 1000 securities (representing the 1000 largest U.S. companies based on market capitalization) with greater-than-average growth orientation that tend to exhibit higher price-to-book ratios and forecasted growth values than securities in the value universe.

Going forward, the Fund's performance will be compared to the Russell 1000 Growth Index rather than the S&P 500 Index because the Russell 1000 Growth Index more closely represents the Fund's investment strategy. The Fund will retain the S&P 500 Index as its supplemental benchmark for performance comparisons.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average℠ ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31, 2007. The S&P 500 Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period. A depreciating U.S. dollar supported the returns of foreign stocks, helping the MSCI® EAFE® Index outperform its U.S. counterparts for the quarter.

U.S. stocks produced robust gains in the second quarter and moved into positive territory, as several major indexes reached record highs. Better-than-expected first quarter earnings, especially among multi-national firms, combined with signs of an economic uplift and substantial merger and acquisition activity to boost the market. The Federal Reserve's ("Fed's") steady monetary policy also benefited investor confidence. Large- and mid-cap shares outperformed small caps. Growth stocks decisively surpassed value across all market capitalizations. Energy stocks far outpaced other sectors as fuel prices soared.

What factors contributed to the Fund's performance?

For the six-month period ended June 30, 2007, the consumer discretionary sector produced the greatest relative contribution behind stock selection. Returns in this sector were slightly positive, but performance was mixed, as consumers battled high gasoline prices, higher interest rates and housing weakness. Stock selection and an overweight position in the strong-performing energy sector (compared to the benchmark Russell 1000 Growth Index) combined to contribute to the Fund's relative outperformance – as oil prices topped $70 a barrel and natural gas prices rebounded after inventory concerns in 2006 dissipated. Portfolio strength was centered in energy equipment and services companies, such as Smith International and Schlumberger, which were both top overall portfolio contributors.

Underweight positions and stock selection in the industrials and business services sectors detracted from the Fund's relative results for the year-to-date period. Machinery was the largest source of weakness. During this time frame, the Fund selectively added to positions in the industrials and business services sectors, notably in the aerospace/defense and the construction/engineering industries. The Fund's large overweight position in financials also hurt relative performance, offsetting positive stock selection within that sector. Finally, avoiding the utilities sector and holding an underweight allocation to the materials sector also hurt the portfolio's relative performance, as these were among the top-performing sectors in the benchmark for the six-month period.

What is your outlook?   Investors remain concerned about the decline in housing prices, higher energy costs, geopolitical turmoil, and the Fed's future course on interest rates. Weighing these risks, we believe the housing correction may be stubborn, but manageable, in its effects on Gross Domestic Product ("GDP") growth. We do not expect any dramatic changes in interest rates by the Fed in the near term. The prospects for corporate earnings growth and relatively stable interest rates are favorable, although valuations are not as supportive as they were last year. High-quality, consistent-growth companies, in our opinion, continue to appear attractive.

MassMutual Select Blue Chip Growth Fund
Industry Table
(% of Net Assets) on 6/30/07

Diversified Financial	12.8%	Engineering & Construction	0.8%
Telecommunications	8.8%	Home Furnishing	0.8%
Pharmaceuticals	7.7%	Commercial Services	0.6%
Software	6.8%	Apparel	0.6%
Retail	6.5%	Beverages	0.5%
Manufacturing	6.3%	Entertainment	0.5%
Semiconductors	5.4%	Transportation	0.4%
Oil & Gas Services	5.3%	Advertising	0.4%
Internet	5.2%	Mining	0.3%
Health Care — Services	3.8%	Machinery —	
Banks	3.8%	Construction & Mining	0.3%
Health Care — Products	3.2%	Foods	0.2%
Insurance	3.1%	Electronics	0.2%
Computers	3.0%	Household Products	0.0%
Oil & Gas	2.9%	Total Long-Term	
Biotechnology	2.0%	Investments	99.4%
Media	1.9%	Short-Term Investments	
Aerospace & Defense	1.7%	and Other Assets and	
Lodging	1.5%	Liabilities	0.6%
Cosmetics & Personal Care	1.2%		100.0%
Chemicals	0.9%		

MassMutual Select Blue Chip
Growth Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

General Electric Co.	3.6%
Microsoft Corp.	2.5%
Google, Inc. Cl. A	2.5%
Schlumberger Ltd.	2.4%
Danaher Corp.	2.3%
State Street Corp.	1.8%
Cisco Systems, Inc.	1.8%
CVS Caremark Corp.	1.8%
Amazon.com, Inc.	1.7%
Kohl's Corp.	1.7%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Blue Chip Growth Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the S&P 500 Index and the Russell 1000 Growth Index.

MassMutual Select Blue Chip Growth Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 6/1/01 - 6/30/07
Class S	8.78%	20.52%	7.70%	1.53%
Class A	8.51%	19.95%	7.17%	1.01%
Class A (sales load deducted)*	2.27%	13.06%	5.91%	0.03%
Class Y	8.71%	20.35%	7.56%	1.40%
Class L	8.61%	20.25%	7.42%	1.27%
S&P 500 Index	6.96%	20.57%	10.70%	4.81%
Russell 1000 Growth Index	8.13%	19.04%	9.28%	1.87%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

Hypothetical Investments in MassMutual Select Blue Chip Growth Fund Class N, Class N (CDSC fees deducted), the S&P 500 Index and the Russell 1000 Growth Index.

MassMutual Select Blue Chip Growth Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	8.31%	19.61%	10.40%
Class N (CDSC fees deducted)*	7.31%	18.61%	10.40%
S&P 500 Index	6.96%	20.57%	14.72%
Russell 1000 Growth Index	8.13%	19.04%	12.70%



* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the S&P 500 Index and the Russell 1000 Growth Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Large Cap Growth Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Large Cap Growth Fund – and who is the Fund's sub-adviser?	The Fund seeks long-term growth of capital and future income by normally investing at least 80% of its net assets in the common stocks and securities convertible into common stocks of companies which the Fund's sub-adviser believes offer prospects for long-term growth and which, at the time of purchase, have market capitalizations of at least approximately $10 billion. The Fund's sub-adviser is AllianceBernstein L.P. (AllianceBernstein).
How did the Fund perform during the six months ended June 30, 2007?	The Fund's Class S shares returned 7.04%, moderately outperforming the 6.96% return of the S&P 500® Index, a widely recognized, unmanaged index representative of common stocks of larger capitalized U.S. companies. In addition, the Fund lagged the 8.13% return of the Russell 1000® Growth Index, an unmanaged index consisting of those Russell 1000 securities (representing the 1000 largest U.S. companies based on market capitalization) with greater-than-average growth orientation that tend to exhibit higher price-to-book ratios and forecasted growth values than securities in the value universe. Going forward, the Fund's performance will be compared to the Russell 1000 Growth Index rather than the S&P 500 Index because the Russell 1000 Growth Index more closely represents the Fund's investment strategy.
What was the investment background during the period?	Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average℠ ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31, 2007. The S&P 500 Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period. A depreciating U.S. dollar supported the returns of foreign stocks, helping the MSCI® EAFE® Index outperform its U.S. counterparts for the quarter. The U.S. stock market was inconsistent in the second quarter, with gains in April and May being partially offset by a pullback in June. Nevertheless, most major indexes ended solidly ahead for the time frame. Market moves were driven largely by economic indicators that suggested U.S. Gross Domestic Product ("GDP") growth, which appeared to have bottomed out in the first quarter, would show renewed strength in the second quarter. At first the market seemed heartened by the news of the economy's resilience, as corporate earnings held up better than expected. However, continued signs of strength prompted fears that the U.S. Federal Reserve might resume its tightening and add to the pressure on earnings growth – instead of starting to cut interest rates as previously expected.
What factors contributed to the Fund's performance?	During the first quarter, the Fund benefited from strong stock selection in the health care sector – specifically, portfolio holdings in Alcon and Gilead. On the other hand, stock selection within the consumer discretionary and consumer staples sectors was the largest detractor from performance, as the Fund's positions in Comcast, Time Warner and Procter & Gamble hampered its progress. Sector allocation was a slight detractor from the Fund's returns in the first quarter. Specifically, the portfolio's overweight position in the financials sector, which was the worst performer, and a small underweight position in the strong-performing utilities sector, hindered the Fund. In the second quarter, weak stock selection in the information technology sector detracted from returns, as the Fund's investments in Network Appliance, Broadcom and Sun Microsystems disappointed. On the positive side, stock selection within the materials and industrials sectors proved the largest contributor to second-quarter results, as the Fund's positions in agricultural product manufacturer Monsanto and industrial contractor Fluor contributed to relative performance. While the information technology sector as a whole was a detractor, Apple and Google contributed to performance. The portfolio also received a boost from its underweight allocation to the consumer staples sector, which was one of the worst-performing sectors for the period.

What is your outlook? While we have been seeing a steady progression toward growth leadership for a number of quarters, what has been missing is investor willingness to reward, to the usual degree, those companies outpacing consensus expectations. But upside earnings surprise, which has been unusually plentiful in recent years, is unlikely to remain so. We therefore expect that companies that are able to continue to outpace earnings will be more richly rewarded.

MassMutual Select Large Cap Growth Fund
Industry Table
(% of Net Assets) on 6/30/07

Diversified Financial	17.3%	Semiconductors	2.2%
Computers	10.4%	Manufacturing	1.2%
Pharmaceuticals	9.4%	Apparel	1.2%
Internet	7.8%	Insurance	1.1%
Telecommunications	5.5%	Beverages	1.1%
Aerospace & Defense	4.7%	Engineering & Construction	0.7%
Retail	4.4%	Transportation	0.5%
Health Care — Services	4.3%	Commercial Services	0.5%
Oil & Gas Services	3.9%	Foods	0.4%
Lodging	3.6%	Machinery — Diversified	0.3%
Media	3.6%	Total Long-Term	
Cosmetics & Personal Care	3.6%	Investments	99.7%
Software	3.4%	Short-Term Investments	
Biotechnology	3.3%	and Other Assets and	
Chemicals	2.9%	Liabilities	0.3%
Health Care — Products	2.4%		100.0%

MassMutual Select Large Cap
Growth Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

Google, Inc. Cl. A	5.6%
Apple, Inc.	5.1%
WellPoint, Inc.	4.3%
Cisco Systems, Inc.	3.9%
Chicago Mercantile Exchange Holdings, Inc.	3.5%
Comcast Corp. Special, Cl. A	3.3%
Boeing Co.	3.3%
Hewlett-Packard Co.	3.1%
Franklin Resources, Inc.	3.0%
Gilead Sciences, Inc.	2.9%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Large Cap Growth Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the S&P 500 Index and the Russell 1000 Growth Index.

MassMutual Select Large Cap Growth Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 12/31/01 - 6/30/07
Class S	7.04%	15.72%	7.51%	2.19%
Class A	6.78%	15.27%	7.06%	1.72%
Class A (sales load deducted)*	0.64%	8.64%	5.80%	0.63%
Class Y	6.87%	15.70%	7.45%	2.10%
Class L	6.80%	15.43%	7.58%	2.20%
S&P 500 Index	6.96%	20.57%	10.70%	6.69%
Russell 1000 Growth Index	8.13%	19.04%	9.28%	3.62%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

Hypothetical Investments in MassMutual Select Large Cap Growth Fund Class N, Class N (CDSC fees deducted), the S&P 500 Index and the Russell 1000 Growth Index.

MassMutual Select Large Cap Growth Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	6.59%	14.85%	10.62%
Class N (CDSC fees deducted)*	5.59%	13.85%	10.62%
S&P 500 Index	6.96%	20.57%	14.72%
Russell 1000 Growth Index	8.13%	19.04%	12.70%



* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the S&P 500 Index and the Russell 1000 Growth Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Growth Equity Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Growth Equity Fund – and who is the Fund's sub-adviser?

This Fund seeks long-term growth of capital and future income by normally investing at least 80% of its net assets in the common stocks and securities convertible into common stocks of companies which the Fund's sub-adviser, Grantham, Mayo, Van Otterloo & Co. LLC (GMO), believes offer prospects for long-term growth.

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 5.19%, lagging the 6.96% return of the S&P 500® Index, a widely recognized, unmanaged index representative of common stocks of larger capitalized U.S. companies. The Fund also lagged the 8.13% return of the Russell 1000® Growth Index, an unmanaged index consisting of those Russell 1000 securities (representing the 1000 largest U.S. companies based on market capitalization) with greater-than-average growth orientation that tend to exhibit higher price-to-book ratios and forecasted growth values than securities in the value universe.

Going forward, the Fund's performance will be compared to the Russell 1000 Growth Index rather than the S&P 500 Index because the Russell 1000 Growth Index more closely represents the Fund's investment strategy.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average℠ ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31, 2007. The S&P 500 Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period. A depreciating U.S. dollar supported the returns of foreign stocks, helping the MSCI® EAFE® Index outperform its U.S. counterparts for the quarter.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel.

What factors contributed to the Fund's performance?

The portfolio's concentration in high-quality stocks – at the expense of their low-quality counterparts – detracted from returns in the first quarter of 2007. Of the portfolio's investment disciplines (valuation and momentum), momentum benefited performance during the period, whereas valuation detracted. The majority of the negative performance in the valuation discipline came in March, as investors regrouped following the market's late-February decline and once again turned their attention to low-quality, high-volatility stocks. Conversely, the momentum portfolio added to the Fund's returns, since the broad market was rising in January and most of February. After hindering the Fund's progress in the late-February decline, momentum resumed its favorable performance in March, with a positive finish for the first quarter. Sector selection was a positive influence on results, aided by the Fund's positions in the oil/gas and retail stores sectors and de-emphasis of technology. The Fund's relative positions in the machinery, services and utility sectors all detracted from performance.

The Fund's valuation discipline fared particularly poorly in April before stabilizing somewhat in May and June. On the other hand, the momentum portfolio declined steadily throughout the period. Sector selection detracted from the portfolio's returns, although holdings in the oil/gas, construction and automotive sectors contributed to returns. On the downside, the strategy's overall positioning in retail stores, technology and machinery detracted from the Fund's performance. In addition, stock selection provided mixed results for the quarter: Selections in the services and construction sectors added to returns, while the Fund's holdings in technology, retail stores and financials were among those detracting.

What is your outlook?

Quarterly earnings announcements gave the market a boost in the second quarter, but it remains to be seen whether this scenario will be repeated. While the bullish bias in market sentiment has proven difficult to break thus far, the continued run has stretched current conditions to even greater extremes. The third quarter will tell if the June decline is the beginning of something larger—or if the bulls can regain the upper hand.

**MassMutual Select Growth Equity Fund
Industry Table
(% of Net Assets) on 6/30/07**

Retail	18.1%	Internet	0.7%
Computers	8.4%	Toys, Games & Hobbies	0.6%
Pharmaceuticals	7.9%	Building Materials	0.6%
Software	7.5%	Cosmetics & Personal Care	0.4%
Health Care — Products	6.2%	Computers & Information	0.4%
Oil & Gas	5.6%	Metal Fabricate & Hardware	0.3%
Telecommunications	4.6%	Home Builders	0.3%
Media	3.9%	Packaging & Containers	0.3%
Insurance	3.3%	Automotive & Parts	0.3%
Diversified Financial	2.7%	Machinery — Diversified	0.3%
Health Care — Services	2.4%	Advertising	0.2%
Apparel	2.4%	Environmental Controls	0.2%
Foods	2.0%	Banks	0.2%
Beverages	1.7%	Office Equipment/Supplies	0.1%
Manufacturing	1.7%	Industrial — Distribution	0.1%
Aerospace & Defense	1.6%	Mining	0.1%
Leisure Time	1.2%	Hand & Machine Tools	0.1%
Chemicals	1.2%	Home Furnishing	0.1%
Semiconductors	1.2%	Iron & Steel	0.1%
Auto Manufacturers	1.1%	Biotechnology	0.1%
Commercial Services	1.1%	Gas	0.0%
Lodging	1.1%	Investment Companies	0.0%
Transportation	1.0%	Computer Related Services	0.0%
Electric	0.9%	Textiles	0.0%
Agriculture	0.9%	Total Long-Term	
Electronics	0.8%	Investments	97.6%
Household Products	0.8%	Short-Term Investments	
Electrical Components &		and Other Assets and	
Equipment	0.8%	Liabilities	2.4%
			100.0%

**MassMutual Select Growth
Equity Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07**

Microsoft Corp.	3.7%
Exxon Mobil Corp.	3.3%
Merck & Co., Inc.	3.3%
Cisco Systems, Inc.	3.2%
International Business Machines	
Corp.	3.1%
Johnson & Johnson	2.6%
The Home Depot, Inc.	2.6%
Wal-Mart Stores, Inc.	2.6%
Oracle Corp.	2.0%
Dell, Inc.	1.9%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Growth Equity Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the S&P 500 Index and the Russell 1000 Growth Index.

MassMutual Select Growth Equity Fund Total Return				
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 5/3/99 - 6/30/07
Class S	5.19%	13.11%	4.91%	-0.55%
Class A	4.93%	12.56%	4.44%	-1.00%
Class A (sales load deducted)*	-1.11%	6.08%	3.21%	-1.72%
Class Y	5.21%	13.03%	4.85%	-0.62%
Class L	5.12%	12.88%	4.70%	-0.75%
S&P 500 Index	6.96%	20.57%	10.70%	3.11%
Russell 1000 Growth Index	8.13%	19.04%	9.28%	-0.59%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

Hypothetical Investments in MassMutual Select Growth Equity Fund Class N, Class N (CDSC fees deducted), the S&P 500 Index and the Russell 1000 Growth Index.

MassMutual Select Growth Equity Fund Total Return			
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	4.88%	12.33%	7.67%
Class N (CDSC fees deducted)*	3.88%	11.33%	7.67%
S&P 500 Index	6.96%	20.57%	14.72%
Russell 1000 Growth Index	8.13%	19.04%	12.70%



* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the S&P 500 Index and the Russell 1000 Growth Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Aggressive Growth Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Aggressive Growth Fund – and who are the Fund's sub-advisers?

The Fund seeks long-term capital appreciation by investing primarily in U.S. common stocks and other equity securities. The Fund's sub-advisers are Sands Capital Management, LLC (Sands Capital) and Delaware Management Company (Delaware). Each sub-adviser is responsible for a portion of the portfolio, but not necessarily equal weighted.

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 6.87%, moderately underperforming the 6.96% return of the S&P 500® Index, a widely recognized, unmanaged index representative of common stocks of larger capitalized U.S. companies. The Fund also lagged the 8.13% return of the Russell 1000® Growth Index, an unmanaged index consisting of those Russell 1000 securities (representing the 1000 largest U.S. companies based on market capitalization) with greater-than-average growth orientation that tend to exhibit higher price-to-book ratios and forecasted growth values than securities in the value universe.

Going forward, the Fund's performance will be compared to the Russell 1000 Growth Index rather than the S&P 500 Index because the Russell 1000 Growth Index more closely represents the Fund's investment strategy.

What was the investment background during the period?

U.S. stocks finished practically flat through the end of the first quarter of 2007, after suffering significant volatility that had been missing during the steady run-up of late 2006. On February 27, the S&P 500 Index fell 3.5%, triggered partially by a steep decline in the Chinese market earlier that day. With sub-prime lender troubles making headlines, many investors appeared to fear the onset of a credit crunch and a general shift away from risky assets like emerging markets and high-yield debt. At the end of the quarter, the full effects of a faltering sub-prime mortgage industry remained unknown, but the stock market had recovered from its March 5 lows.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During this time frame, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel. Despite gains by the major domestic averages, the now almost five-year-old bull market in stocks did begin to show signs of weakness when risks related to mortgage-lending practices became news and performance turned volatile in June.

What factors contributed to the Fund's performance?

In a continuation from 2006, cyclical sectors, such as utilities and energy, were among the leading performers of the Russell 1000 Growth Index during the first quarter. The Fund doesn't generally invest in businesses where commodity pricing drives most of the economics and upside of a company. This ordinarily precludes purchases in stocks such as those in the utilities and energy sectors. Where the Fund did find value during the first quarter was from certain holdings in the health care, consumer discretionary, information technology and financial services sectors. Conversely, specific holdings in the consumer discretionary, financial services and health care sectors hampered the Fund's performance in the first quarter.

The second quarter also continued a trend that began last summer, when some of the Index's best-performing sectors were traditional cyclical sectors, such as energy, materials and integrated oils. While they comprise a relatively small percentage of the Index, those sectors had outsized returns relative to the Russell 1000 Growth benchmark – in some cases, almost double the Index return. The Fund generally avoids investing in stocks in those sectors where the direction and magnitude of an economic cycle is the key driver of the company's results. Conversely, the Fund tends to own businesses that have a unique, sustainable competitive advantage that helps them to navigate through various economic cycles and whose returns are not subject to the cyclical swings in an underlying

commodity price. Consequently, the Fund had difficulty keeping up with the Index for the quarter, despite having solid first-quarter earnings results from its portfolio holdings. Performance drivers in the second quarter were on a stock-specific level. Holdings in the information technology, consumer discretionary, utilities, energy and financial services sectors contributed to the Fund's results. Laggards for the period came from certain of the Fund's investments in consumer discretionary, health care and information technology.

What is your outlook?   We will continue to keep a watchful eye on the various factors that have had a strong influence over the markets in recent cycles – specifically, housing and oil prices, inflation, geopolitical actions and Federal Reserve policy. While no one can be sure precisely how these factors will affect the equity markets in 2007, we are confident that the Fund is positioned to handle the wide array of market conditions that investors could face throughout the remainder of the year.

MassMutual Select Aggressive Growth Fund Industry Table (% of Net Assets) on 6/30/07			
Internet	12.2%	Semiconductors	2.8%
Retail	11.8%	Health Care — Services	0.9%
Diversified Financial	10.0%	Cosmetics & Personal Care	0.8%
Telecommunications	9.0%	Chemicals	0.8%
Biotechnology	8.7%	Lodging	0.7%
Health Care — Products	8.4%	Entertainment	0.7%
Computers	7.3%	Total Long-Term	
Pharmaceuticals	6.7%	Investments	98.9%
Oil & Gas Services	6.3%	Short-Term Investments	
Commercial Services	4.6%	and Other Assets and	
Software	4.1%	Liabilities	1.1%
Transportation	3.1%		100.0%

MassMutual Select Aggressive Growth Fund Largest Stock Holdings (% of Net Assets) on 6/30/07	
Google, Inc. Cl. A	9.0%
Genentech, Inc.	5.2%
IntercontinentalExchange, Inc.	5.2%
Apple, Inc.	5.1%
Chicago Mercantile Exchange Holdings, Inc.	4.8%
Qualcomm, Inc.	4.6%
Allergan, Inc.	4.4%
Starbucks Corp.	4.4%
Schlumberger Ltd.	4.2%
America Movil SAB de CV Sponsored ADR (Mexico)	4.1%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Aggressive Growth Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the S&P 500 Index and the Russell 1000 Growth Index.

MassMutual Select Aggressive Growth Fund Total Return				
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 5/1/00 - 6/30/07
Class S	6.87%	10.95%	8.30%	−5.41%
Class A	6.60%	10.43%	7.74%	−5.88%
Class A (sales load deducted)*	0.47%	4.08%	6.47%	−6.66%
Class Y	6.75%	10.85%	8.19%	−5.51%
Class L	6.65%	10.77%	8.04%	−5.64%
S&P 500 Index	6.96%	20.57%	10.70%	2.16%
Russell 1000 Growth Index	8.13%	19.04%	9.28%	-3.99%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

Hypothetical Investments in MassMutual Select Aggressive Growth Fund Class N, Class N (CDSC fees deducted), the S&P 500 Index and the Russell 1000 Growth Index.

MassMutual Select Aggressive Growth Fund Total Return			
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	6.21%	9.90%	12.21%
Class N (CDSC fees deducted)*	5.21%	8.90%	12.21%
S&P 500 Index	6.96%	20.57%	14.72%
Russell 1000 Growth Index	8.13%	19.04%	12.70%



* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the S&P 500 Index and the Russell 1000 Growth Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select OTC 100 Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select OTC 100 Fund – and who is the Fund's sub-adviser?

The Fund seeks to approximate, as closely as practicable (before fees and expenses), the total return of the 100 largest publicly traded over-the-counter common stocks. The Fund pursues this objective by investing at least 80% of its net assets in the equity securities of companies included in the NASDAQ 100 Index® ("the Index"), which is generally recognized as representative of the over-the-counter market. The Fund's sub-adviser is Northern Trust Investments, N.A. (Northern).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 9.98%, modestly underperforming the 10.09% return of the NASDAQ 100 Index. The NASDAQ 100 Index is a modified capitalization-weighted index composed of the 100 largest non-financial companies listed on the National Association of Securities Dealers Automated Quotations System (NASDAQ).

What was the investment background during the period?

Overcoming a dip in the market in February, U.S. equity markets posted positive numbers for the first half of 2007, despite negative pressures surrounding sub-prime loan defaults, rising interest rates and geopolitical conflicts in the Middle East and Asia. The S&P 500® Index closed at an all-time high in May. Ongoing merger and acquisition activity, takeover announcements and strong earnings reports also contributed to the markets' performance in the first quarter.

On January 18, 2007, crude oil prices dropped to $51 a barrel on higher-than-expected supply news. This retreat was short-lived, as oil closed higher at the end of the second quarter at around $70 per barrel. The Federal Reserve ("Fed") kept the federal funds rate unchanged at 5.25% during the second quarter. However, Federal Open Market Committee minutes pointed to inflationary pressures that have the potential to prompt the Fed to increase rates later in the year.

What factors contributed to the Fund's performance?

In the first quarter of 2007, the telecommunication services sector (which represents a small position in the Index) turned in the strongest performance for the quarter. Another notable contribution came from the industrials sector. The Index's largest sector position, information technology, posted a very small return.

No individual sectors detracted from the Fund's total return in the second quarter, but the portfolio's underperforming stocks included Starbucks, Yahoo!, Network Appliance and Cognizant Technology.

For the overall year-to-date period ended June 30, 2007, information technology, which represented more than 60% of the Index, turned in a double-digit advance. Consumer Discretionary and Health Care, with a combined weight of 28% in the Index, lagged other sectors, negatively affecting the performance of the Index and the Fund.

What is your outlook?

Numerous forces will continue to influence the direction that the market takes throughout the remainder of 2007. These include the price of oil, inflation, geopolitical unrest and Fed policy. We believe, however, that the Fund continues to be positioned to pursue returns that are consistent with those of the NASDAQ 100 Index.

MassMutual Select OTC 100 Fund
Industry Table
(% of Net Assets) on 6/30/07

Computers	15.6%	Airlines	0.5%
Software	15.0%	Textiles	0.5%
Internet	13.1%	Computers & Information	0.4%
Telecommunications	12.3%	Machinery —	
Semiconductors	10.5%	Construction & Mining	0.4%
Retail	6.1%	Chemicals	0.3%
Biotechnology	5.8%	Foods	0.3%
Pharmaceuticals	5.2%	Advertising	0.3%
Media	4.3%	Oil & Gas	0.3%
Health Care — Products	1.9%	Total Long-Term	
Auto Manufacturers	1.5%	Investments	98.5%
Electronics	1.3%	Short-Term Investments	
Commercial Services	1.3%	and Other Assets	
Transportation	1.0%	and Liabilities	1.5%
Lodging	0.6%		100.0%

MassMutual Select
OTC 100 Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

Apple, Inc.	8.8%
Microsoft Corp.	5.8%
Qualcomm, Inc.	5.2%
Google, Inc. Cl. A	4.4%
Cisco Systems, Inc.	3.6%
Intel Corp.	2.9%
Oracle Corp.	2.5%
Comcast Corp. Cl. A	2.4%
Research In Motion Ltd.	2.2%
Gilead Sciences, Inc.	2.1%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select OTC 100 Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L and the NASDAQ 100 Index.

MassMutual Select OTC 100 Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 5/1/00 - 6/30/07
Class S	9.98%	22.77%	12.88%	–9.26%
Class A	9.59%	22.14%	12.22%	–9.72%
Class A (sales load deducted)*	3.29%	15.11%	10.90%	–10.46%
Class Y	10.07%	22.69%	12.68%	–9.37%
Class L	9.91%	22.61%	12.54%	–9.49%
NASDAQ 100 Index	10.09%	22.78%	12.96%	–8.90%



GROWTH OF A $10,000 INVESTMENT SINCE INCEPTION

Hypothetical Investments in MassMutual Select OTC 100 Fund Class N, Class N (CDSC fees deducted) and the NASDAQ 100 Index.

MassMutual Select OTC 100 Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	9.51%	21.65%	14.89%
Class N (CDSC fees deducted)*	8.51%	20.65%	14.89%
NASDAQ 100 Index	10.09%	22.78%	16.21%



* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the NASDAQ 100 Index is unmanaged, does not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Focused Value Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Focused Value Fund – and who are the Fund's sub-advisers?

The Fund seeks growth of capital over the long term by investing primarily in a non-diversified portfolio of U.S. equity securities. As a non-diversified fund, the Fund is not limited in the percentage of its assets that it may invest in any one company. (This means that the Fund may hold larger positions in a smaller number of stocks than a diversified fund. As a result, an increase or decrease in value of a single stock could have a greater impact on the Fund's net asset value and its total return.)

The Fund is managed by two sub-advisers, each being responsible for a portion of the portfolio, but not necessarily equal weighted. The sub-advisers are Harris Associates L.P. (Harris) and Cooke & Bieler, L.P. (Cooke & Bieler).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 11.08%, outpacing the 8.68% return of the Russell 2500™ Index, a widely recognized, unmanaged index representative of common stocks of mid-capitalized U.S. companies. The Fund also outperformed the 7.18% return of the Russell 1000® Index, a widely recognized, unmanaged index representing the performance of common stocks of larger capitalized U.S. companies.

Going forward, the Fund's performance will be compared to the Russell 1000 Index rather than the Russell 2500 Index because the Russell 1000 Index more closely represents the Fund's investment strategy.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average℠ ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31, 2007. The S&P 500® Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel.

What factors contributed to the Fund's performance?

There is no question that the Fund benefited from takeover activity in the first quarter of 2007. Two holdings, American Power Conversion and Aramark, were eliminated from the portfolio after their acquisitions, which were announced in 2006, had been consummated. In addition, two other portfolio holdings, Dollar General and Catalina Marketing, announced that they, too, would be acquired – sending both stocks higher and placing them among the portfolio's top contributors to performance for the quarter. Other holdings that added to the Fund's bottom line were Tiffany, Discovery Holding and Sprint Nextel. On the downside, Lennar, Time Warner and Dell had a negative impact on the Fund's performance during the period.

In the second quarter, two more portfolio holdings, CDW Corporation and Guitar Centers, became the subject of takeovers. Consequently, these two stocks were top contributors to the Fund's results. In addition, in a departure from recent trends, the Fund's sector weights contributed significantly to its outperformance. Specifically, the portfolio's underweighted positions in utilities and REITs (real estate investment trusts) helped to drive results, as these interest-sensitive sectors performed poorly. In addition, an overweight position in industrials was a noteworthy contributor to the Fund's positive results. Conversely, the portfolio experienced a modest drag from its underweight position in the energy sector. The Fund's holdings in Hain Celestial, Zale Corporation, Lennar and Virgin Media also detracted from performance.

What is your outlook? While we recognize that further upheaval in the bond markets could spread to equity markets, we believe that investors could potentially view U.S. equities as the attractive asset class once again – because balance sheets, cash flow, dividends and buyback activity all remain favorable.

MassMutual Select Focused Value Fund
Industry Table
(% of Net Assets) on 6/30/07

Retail	14.3%	Electrical Components &	
Semiconductors	11.7%	Equipment	0.9%
Media	10.8%	Health Care — Services	0.8%
Computers	9.4%	Real Estate Investment	
Telecommunications	7.6%	Trusts (REITS)	0.6%
Diversified Financial	7.4%	Computers & Information	0.5%
Chemicals	4.5%	Textiles	0.5%
Banks	4.4%	Office Furnishings	0.5%
Leisure Time	3.6%	Apparel	0.4%
Insurance	2.6%	Entertainment	0.3%
Transportation	2.3%	Beverages	0.3%
Home Builders	2.3%	Pharmaceuticals	0.3%
Software	1.7%	Oil & Gas	0.3%
Manufacturing	1.6%	Total Long-Term	
Electronics	1.2%	Investments	95.0%
Foods	1.2%	Short-Term Investments	
Advertising	1.0%	and Other Assets	
Commercial Services	1.0%	and Liabilities	5.0%
Machinery — Diversified	1.0%		100.0%

MassMutual Select Focused
Value Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

Intel Corp.	4.7%
McDonald's Corp.	4.5%
Hewlett-Packard Co.	4.4%
Dell, Inc.	4.3%
Yum! Brands, Inc.	4.2%
Tiffany & Co.	4.2%
Mellon Financial Corp.	3.9%
National Semiconductor Corp.	3.9%
Sprint Nextel Corp.	3.9%
JP Morgan Chase & Co.	3.8%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Focused Value Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the Russell 2500 Index and the Russell 1000 Index.

MassMutual Select Focused Value Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 5/1/00 - 6/30/07
Class S	11.08%	30.49%	17.56%	15.67%
Class A	10.79%	29.84%	16.97%	15.08%
Class A (sales load deducted)*	4.42%	22.37%	15.60%	14.14%
Class Y	10.99%	30.33%	17.44%	15.54%
Class L	10.91%	30.10%	17.27%	15.37%
Russell 2500 Index	8.68%	18.75%	15.30%	9.82%
Russell 1000 Index	7.18%	20.43%	11.33%	2.49%

GROWTH OF A $10,000 INVESTMENT SINCE INCEPTION



Hypothetical Investments in MassMutual Select Focused Value Fund Class N, Class N (CDSC fees deducted), the Russell 2500 Index and the Russell 1000 Index.

MassMutual Select Focused Value Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	10.57%	29.38%	19.16%
Class N (CDSC fees deducted)*	9.57%	28.38%	19.16%
Russell 2500 Index	8.68%	18.75%	21.04%
Russell 1000 Index	7.18%	20.43%	15.40%



* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Russell 2500 Index and the Russell 1000 Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Mid-Cap Value Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Mid-Cap Value Fund – and who is the Fund's sub-adviser?

The Fund seeks growth of capital over the long term by investing, under normal conditions, at least 80% of its net assets in the stocks of mid-cap companies. The Fund's sub-adviser is Cooke & Bieler, L.P. (Cooke & Bieler).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 9.98%, outperforming the 8.68% return of Russell Midcap® Value Index, an unmanaged index that measures the performance of those companies in the Russell Midcap Index with lower price-to-book ratios and lower forecasted growth values. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000® Index, a capitalization-weighted index of the 1,000 U.S. companies with the largest market capitalization.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average℠ ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31, 2007. The S&P 500® Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel.

What factors contributed to the Fund's performance?

There is no question that the Fund benefited from takeover activity in the first quarter of 2007. Two holdings, American Power Conversion and Aramark, were eliminated from the portfolio after their acquisitions, which were announced in 2006, had been consummated. In addition, two other portfolio holdings, Dollar General and Catalina Marketing, announced that they, too, would be acquired. This sent both stocks higher and placed them among the portfolio's top five contributors to performance for the quarter. The Fund's laggards, on the other hand, were not very noteworthy. There were a lot of slight underperformers spread across a variety of stocks. Examples included stocks like Hain Celestial and Moneygram – previous winners that simply gave back some of their recent gains.

In the second quarter, two more portfolio holdings, CDW Corporation and Guitar Centers, became the subject of takeovers. Consequently, these two stocks were top contributors to the Fund's results. In addition, in a departure from recent trends, the Fund's sector weights contributed significantly to its outperformance. Specifically, the portfolio's underweighted positions in utilities and REITs (real estate investment trusts) helped to drive results, as these interest-sensitive sectors performed poorly. In addition, an overweight position in industrials was a noteworthy contributor to the Fund's positive results. Conversely, the portfolio experienced a modest drag from its underweight position in the energy sector. The Fund's holdings in Hain Celestial and Zale Corporation also detracted from performance.

What is your outlook?

Of course, the current pace of buyout activity will not last indefinitely. And history would argue that the recent run-ups in stock prices cannot continue either. But regardless of the market environment – including any change in the level of merger and acquisition activity – we believe that we have positioned the Fund to continue to pursue good progress throughout the remainder of the year.

MassMutual Select Mid-Cap Value Fund *Industry Table* *(% of Net Assets) on 6/30/07*			
Insurance	12.0%	Computers & Information	2.4%
Software	7.7%	Textiles	2.4%
Manufacturing	7.4%	Office Furnishings	2.2%
Retail	6.2%	Banks	2.1%
Electronics	6.0%	Apparel	1.8%
Foods	5.5%	Entertainment	1.6%
Chemicals	5.3%	Oil & Gas	1.3%
Commercial Services	4.7%	Beverages	1.3%
Machinery — Diversified	4.5%	Pharmaceuticals	1.3%
Advertising	4.4%	Total Long-Term	
Electrical Components &		Investments	97.5%
Equipment	4.3%	Short-Term Investments	
Health Care — Services	3.6%	and Other Assets	
Semiconductors	3.6%	and Liabilities	2.5%
Computers	3.3%		100.0%
Real Estate Investment			
Trusts (REITS)	2.6%		

MassMutual Select Mid-Cap Value Fund *Largest Stock Holdings* *(% of Net Assets) on 6/30/07*	
Corinthian Colleges, Inc.	4.7%
Entegris, Inc.	3.6%
Diebold, Inc.	3.3%
International Flavors &	
Fragrances, Inc.	3.2%
MoneyGram International, Inc.	3.0%
Hain Celestial Group, Inc.	2.9%
Cymer, Inc.	2.9%
Guitar Center, Inc.	2.8%
Quest Diagnostics, Inc.	2.8%
Dover Corp.	2.7%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Mid-Cap Value Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted) and the Russell Midcap Value Index.

MassMutual Select Mid-Cap Value Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	Since Inception 8/29/06 - 6/30/07
Class S	9.98%	25.94%
Class A	9.74%	25.40%
Class A (sales load deducted)*	3.43%	18.19%
Class Y	9.89%	25.73%
Class L	9.81%	25.69%
Class N	9.82%	25.43%
Class N (CDSC fees deducted)*	8.82%	24.43%
Russell Midcap Value Index	8.68%	20.38%



GROWTH OF A $10,000 INVESTMENT SINCE INCEPTION

Class S — Class A — Class A (sales load deducted) — Class Y — Class L — Class N — Class N (CDSC fees deducted) — Russell Midcap Value Index

$12,594 Class S
$12,573 Class Y
$12,569 Class L
$12,543 Class N
$12,540 Class A
$12,443 Class N (CDSC fees deducted)
$12,037 Russell Midcap Value Index
$11,819 Class A (sales load deducted)

* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Russell Midcap Value Index is unmanaged, does not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Small Cap Value Equity Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Small Cap Value Equity Fund – and who is the Fund's sub-adviser?

This Fund seeks to maximize total return through investment primarily in small-capitalization equity securities. The Fund's sub-adviser is SSgA Funds Management, Inc. (SSgA).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 4.30%, outpacing the 3.80% return of the Russell 2000® Value Index, a widely recognized, unmanaged index that measures the performance of those Russell 2000® Index Companies with lower price-to-book ratios and lower forecasted growth rates.

What was the investment background during the period?

After a burst of volatility hurt global markets at the end of February, equity investors finished the first quarter of 2007 with more optimism. Interest rate tightening policy in non-U.S. regions heightened concerns that favorable financial conditions might have run their course, while the gloom in the U.S. housing market reinforced worries. But U.S. employment trends remained friendly, wage growth solid, and income resilient. As investors considered the idea that mortgage dislocations alone might not be enough to derail the U.S. economy, most equity averages recovered losses to finish even or slightly ahead for the quarter.

Signs of stress in the fixed-income markets brought a cautious end to the first half of 2007, with U.S. stocks and bonds both slipping in June. Risk aversion tended to increase in choppy fashion throughout the second quarter, especially after hopes for an official interest rate cut eroded through May. The second quarter did bring record highs for both the Dow Jones Industrial Average℠ ("the Dow") and the S&P 500® Index, but after peaking in early June, major equity averages explored a lower trading range and closed the period with modest losses for the month, but still ahead for the second quarter and the first half of the year.

What factors contributed to the Fund's performance?

The Fund's stock selection model's assessment of value demonstrated the strongest predictive power during the first three months of the year. Within the value model, the free cash flow yield factor was an exceptionally strong differentiator of stocks within the universe, as small-cap investors supported those firms generating the best free cash flow. The model's analysis of corporate insider stock purchases also worked well – companies whose insiders were purchasing their own shares witnessed strong stock performance. The strategy's growth model also produced positive results, as investors favored those small-cap firms that had experienced accelerating earnings growth over previous quarters. Conversely, the Fund's market sentiment model did not add value during the quarter. Small-cap stocks exhibiting a combination of high trading volume and positive price momentum leading into the quarter performed the best over the period. While Fund management favors positive price momentum in the process, they do not favor small-cap stocks trading on high volume. These high-volume issues are often bid up by bullish investors, and tend to underperform low-volume small-cap stocks over time.

The Fund's stock selection model's assessment of growth struggled during the second quarter. In its evaluation of growth, the Fund favors companies that have experienced accelerating earnings growth over the past year, as these stocks tend to outperform going forward. Unfortunately, factors that analyze the historical growth of small-cap companies did not perform well, particularly in the early part of the quarter. Fund management also looks at factors that incorporate a company's growth prospects (as opposed to historical growth), interpreting information from analyst price targets and changes in analyst recommendations. While these "expected growth" factors produced marginally positive results, the overall growth model did not perform well. The strategy's price momentum factor worked well during the quarter, but the overall sentiment model's power was muted as a result of the trading volume component.

What is your outlook?   Globalization continues to increase sovereign wealth, but there may be too much money allocated to bonds. Equity has typically offered much better protection from inflation and currency risk than fixed income. Investors may have a lot of difficult financial news to deal with through the summer, as U.S. housing will likely continue to struggle and difficulties may accelerate for many aggressive borrowers. The record levels of short interest and a healthy global economy, however, suggest that equities may still work their way higher in the second half of 2007.

MassMutual Select Small Cap Value Equity Fund
Industry Table
(% of Net Assets) on 6/30/07

Banks	10.9%	Foods	1.5%	Aerospace & Defense	0.3%
Real Estate Investment Trusts (REITS)	8.6%	Investment Companies	1.4%	Consumer Services	0.3%
		Forest Products & Paper	1.2%	Building Materials	0.2%
Insurance	7.6%	Health Care — Products	1.2%	Biotechnology	0.2%
Commercial Services	5.5%	Health Care — Services	1.1%	Home Builders	0.2%
Retail	4.5%	Oil & Gas Services	0.9%	Office Furnishings	0.2%
Telecommunications	3.9%	Environmental Controls	0.9%	Lodging	0.2%
Chemicals	3.4%	Machinery — Diversified	0.9%	Energy	0.2%
Manufacturing	2.9%	Metal Fabricate & Hardware	0.8%	Office Equipment/Supplies	0.2%
Semiconductors	2.9%	Pharmaceuticals	0.7%	Home Furnishing	0.1%
Electric	2.6%	Leisure Time	0.6%	Entertainment	0.1%
Computers	2.4%	Toys, Games & Hobbies	0.6%	Banking, Savings & Loans	0.1%
Media	2.2%	Airlines	0.6%	Cosmetics & Personal Care	0.1%
Internet	2.2%	Energy — Alternate Sources	0.5%	Computer Integrated Systems Design	0.0%
Electronics	2.2%	Real Estate	0.5%		
Savings & Loans	2.0%	Home Construction, Furnishings & Appliances	0.5%	Entertainment & Leisure	0.0%
Household Products	2.0%			Total Long-Term Investments	97.2%
Oil & Gas	1.9%	Packaging & Containers	0.5%		
Apparel	1.8%	Mining	0.5%	Short-Term Investments and Other Assets and Liabilities	2.8%
Transportation	1.8%	Electrical Components & Equipment	0.5%		
Gas	1.8%				100.0%
Automotive & Parts	1.8%	Iron & Steel	0.4%		
Engineering & Construction	1.7%	Software	0.4%		
Diversified Financial	1.6%	Agriculture	0.4%		

MassMutual Select Small Cap Value Equity Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

Aspen Insurance Holdings Ltd.	0.8%
Emcor Group, Inc.	0.8%
AptarGroup, Inc.	0.7%
The Commerce Group, Inc.	0.7%
Sunstone Hotel Investors, Inc.	0.7%
Deluxe Corp.	0.7%
Rockwood Holdings, Inc.	0.7%
Westar Energy, Inc.	0.6%
ArvinMeritor, Inc.	0.6%
FirstMerit Corp.	0.6%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Small Cap Value Equity Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted) and the Russell 2000 Value Index.

MassMutual Small Cap Value Equity Fund			
Total Return	**Year-to-Date 1/1/07 - 6/30/07**	**One Year 7/1/06 - 6/30/07**	**Since Inception 3/31/06 - 6/30/07**
Class S	4.30%	16.92%	11.39%
Class A	4.13%	16.40%	10.91%
Class A (sales load deducted)*	–1.86%	9.71%	5.78%
Class Y	4.31%	16.79%	11.29%
Class L	4.22%	16.80%	11.21%
Class N	4.03%	16.17%	10.64%
Class N (CDSC fees deducted)*	3.03%	15.17%	9.86%
Russell 2000 Value Index	3.80%	16.06%	10.46%



GROWTH OF A $10,000 INVESTMENT SINCE INCEPTION

Class S   Class A   Class A (sales load deducted)   Class Y   Class L   Class N
Class N (CDSC fees deducted)   Russell 2000 Value Index

$11,446 Class S
$11,434 Class Y
$11,423 Class L
$11,384 Class A
$11,350 Class N
$11,326 Russell 2000 Value Index
$11,250 Class N (CDSC fees deducted)
$10,729 Class A (sales load deducted)

Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Russell 2000 Value Index is unmanaged, does not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Small Company Value Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Small Company Value Fund – and who are the Fund's sub-advisers?

The Fund seeks to achieve long-term growth of capital by investing primarily in a diversified portfolio of equity securities of smaller companies. The Fund is managed by three sub-advisers, each being responsible for a portion of the portfolio, but not necessarily equal weighted. The Fund's sub-advisers include Clover Capital Management, Inc. (Clover), T. Rowe Price Associates, Inc. (T. Rowe Price) and EARNEST Partners, LLC (Earnest Partners).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 6.29%, moderately underperforming the 6.46% return of the Russell 2000® Index, a widely recognized, unmanaged index representative of common stocks of smaller capitalized U.S. companies. Conversely, the Fund outperformed the 3.80% return of the Russell 2000® Value Index, a widely recognized, unmanaged index that measures the performance of those Russell 2000® Index Companies with lower price-to-book ratios and lower forecasted growth rates.

Going forward, the Fund's performance will be compared to the Russell 2000 Value Index rather than the Russell 2000 Index because the Russell 2000 Value Index more closely represents the Fund's investment strategy. The Fund will retain the Russell 2000 Index as its supplemental benchmark for performance comparisons.

What was the investment background during the period?

The first quarter of 2007 began with a continuation of the optimism which characterized the second half of 2006. Unfortunately, this optimism was not sustained through the full quarter. At the end of February, the Chinese stock markets dropped precipitously and the ripple effects were felt around the world. In addition, investors began to discount the threat of a decelerating economy, weakening credit quality in segments of the mortgage market and continued headwinds in residential housing. Despite the variable market conditions in the quarter, major indexes delivered nearly flat to positive returns. Small stocks continued to defy consensus expectations by outperforming their large-cap counterparts.

During the second quarter of 2007, equity markets extended gains that began during the first quarter. Performance was uniformly positive across all major indexes, as investors balanced both positive and negative data points as they drove stocks higher. On the negative side of the ledger, continued housing market deterioration, spreading suspicions about credit quality in the mortgage market and higher interest rates weighed heavily. However, these concerns were more than offset by several positive developments, including a vibrant merger and acquisition (M&A) environment and a surprisingly resilient economy.

What factors contributed to the Fund's performance?

In the first quarter, the Fund's performance benefited from stock selection in the information technology and financials sectors. The strength in these sectors was partially offset, however, by weakness in the health care and materials sectors, where a scattering of stocks was impacted by company-specific events. The first quarter was also a very active period for M&A activity, which also served to boost the Fund's returns. Specifically, five portfolio holdings received bids, most at significant premiums to their prior trading prices.

Turning to the second quarter of the year, stock selection in the industrials, financials, information technology and health care sectors helped to drive the Fund's performance. Within industrials, companies related to power generation, engineering and construction, and mining equipment were particularly strong. In addition, performance was aided by continuing M&A activity, with an additional five portfolio holdings either receiving bids or being acquired during the quarter – bringing the year-to-date total to 10. These strengths were partially offset by weakness in the consumer discretionary and staples sectors, and under-representation in the telecommunications services sector.

What is your outlook?

We expect 2007 may be a decent year for equities, although stocks will have to swim against the currents of a gradually slowing economy and moderating profit margins. Should profits increase at a slower pace, investors would have to rely on expanding multiples, or increasing price-to-earnings or price-to-book ratios, for any major increase in stock prices. We expect a slowing economy, which has traditionally favored the stocks of larger growth companies that are not as reliant on good economic growth as more cyclical companies. Overall, stocks appear attractive relative to bonds, barring any unexpected increase in interest rates.

MassMutual Select Small Company Value Fund
Industry Table
(% of Net Assets) on 6/30/07

Banks	6.7%	Oil & Gas Services	1.4%	Mining	0.6%
Commercial Services	6.2%	Home Builders	1.4%	Medical Supplies	0.6%
Insurance	5.9%	Machinery — Diversified	1.3%	Agriculture	0.5%
Real Estate Investment		Internet	1.3%	Pipelines	0.5%
Trusts (REITS)	5.7%	Machinery —		Coal	0.5%
Oil & Gas	5.3%	Construction & Mining	1.3%	Consumer Products	0.5%
Retail	4.7%	Foods	1.2%	Textiles	0.4%
Electronics	3.3%	Investment Companies	1.2%	Home Furnishing	0.4%
Manufacturing	3.3%	Aerospace & Defense	1.2%	Cosmetics & Personal Care	0.3%
Diversified Financial	2.9%	Forest Products & Paper	1.1%	Energy — Alternate Sources	0.3%
Software	2.9%	Iron & Steel	1.1%	Entertainment	0.3%
Transportation	2.9%	Health Care — Products	1.1%	Packaging & Containers	0.2%
Chemicals	2.5%	Computers	1.1%	Machinery & Components	0.2%
Electric	2.5%	Pharmaceuticals	1.0%	Building Materials &	
Health Care — Services	2.0%	Gas	0.9%	Construction	0.2%
Environmental Controls	1.9%	Household Products	0.9%	Leisure Time	0.1%
Electrical Components &		Automotive & Parts	0.9%	Financial Services	0.0%
Equipment	1.8%	Metal Fabricate & Hardware	0.9%	Total Long-Term	
Semiconductors	1.7%	Savings & Loans	0.8%	Investments	97.2%
Building Materials	1.7%	Hand & Machine Tools	0.7%	Short-Term Investments	
Telecommunications	1.6%	Airlines	0.7%	and Other Assets	
Engineering & Construction	1.6%	Biotechnology	0.7%	and Liabilities	2.8%
Apparel	1.6%	Media	0.7%		100.0%

MassMutual Select Small Company Value Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

Cabot Oil & Gas Corp.	1.2%
Bucyrus International, Inc. Cl. A	1.1%
Aaron Rents, Inc.	1.0%
Landstar System, Inc.	1.0%
Forest Oil Corp.	0.9%
Phillips-Van Heusen Corp.	0.8%
First Republic Bank	0.8%
Penn Virginia Corp.	0.8%
ProAssurance Corp.	0.7%
Innospec, Inc.	0.7%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Small Company Value Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the Russell 2000 Index and the Russell 2000 Value Index.



GROWTH OF A $10,000 INVESTMENT SINCE INCEPTION

MassMutual Select Small Company Value Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/01/02 - 6/30/07	Since Inception Average Annual 12/31/01 - 6/30/07
Class S	6.29%	11.97%	13.01%	12.52%
Class A	6.14%	11.49%	12.52%	12.04%
Class A (sales load deducted)*	0.03%	5.08%	11.19%	10.84%
Class Y	6.31%	11.93%	12.95%	12.47%
Class L	6.29%	11.75%	12.78%	12.30%
Russell 2000 Index	6.46%	16.44%	13.88%	11.35%
Russell 2000 Value Index	3.80%	16.06%	14.62%	14.47%

Hypothetical Investments in MassMutual Select Small Company Value Fund Class N, Class N (CDSC fees deducted), the Russell 2000 Index and the Russell 2000 Value Index.



MassMutual Select Small Company Value Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	5.97%	11.18%	18.35%
Class N (CDSC fees deducted)*	4.97%	10.18%	18.35%
Russell 2000 Index	6.46%	16.44%	20.35%
Russell 2000 Value Index	3.80%	16.06%	21.51%

* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Russell 2000 Index and the Russell 2000 Value Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Small Cap Core Equity Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Small Cap Core Equity Fund – and who is the Fund's sub-adviser?	The Fund seeks long-term growth of capital through investment primarily in small capitalization equity securities. The Fund's sub-adviser is Goldman Sachs Asset Management, L.P. (GSAM).
How did the Fund perform during the six months ended June 30, 2007?	The Fund's Class S shares returned 2.42%, trailing the 6.46% return of the Russell 2000® Index, a widely recognized, unmanaged index representative of common stocks of smaller capitalized U.S. companies.
What was the investment background during the period?	Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average℠ ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31. The S&P 500® Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period. A depreciating U.S. dollar supported the returns of foreign stocks, helping the MSCI® EAFE® Index outperform its U.S. counterparts for the quarter.
	Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel.
What factors contributed to the Fund's performance?	In the first quarter of 2007, from a sector perspective, the Fund's stock selection within information technology, consumer discretionary and health care detracted from its performance. Compared to the fourth quarter of 2006, when stock selection was negative in most sectors, the shortfall in the first quarter of this year was concentrated in these three sectors. On the other hand, the Fund's stock selection was slightly negative to somewhat positive in all other sectors, in which the best results came from the Fund's industrials and consumer staples holdings. With respect to investment themes, the Fund's underperformance in the first quarter was largely the result of a drawdown in the momentum factor in the first few weeks of February – the period leading up to the market decline at the end of that month. Other factors also experienced drawdowns over this period, although not quite as dramatic as momentum. Later in March, when momentum had returned to a more normal pattern of return, the Fund's profitability and valuation themes began to falter.
	Turning to the second quarter, overall stock selection was less than favorable. The Fund's holdings in the information technology and financials sectors were the least successful relative to their peers in the Russell 2000 Index. On the upside, stock picks in the utilities and consumer discretionary sectors contributed the most to the Fund's relative performance. Returns to the investment themes were mixed for this period. Analyst sentiment contributed the most to relative performance, followed by valuation and management impact. Conversely, earnings quality detracted from excess returns, while profitability and momentum were flat for the period. Despite good results for the themes, most of the Fund's second-quarter shortfall was the result of stock-specific factors.
What is your outlook?	Looking ahead, we continue to believe that cheaper stocks will likely outpace more expensive ones and good momentum stocks will likely do better than poor momentum stocks. We also prefer companies about which fundamental research analysts are becoming more positive, and firms that are profitable, have sustainable earnings and use their capital to enhance shareholder value. As such, we anticipate remaining fully invested and expect that the value we add over time may be due to stock selection rather than sector or size (market capitalization) allocations.

MassMutual Select Small Cap Core Equity Fund
Industry Table
(% of Net Assets) on 6/30/07

Commercial Services	9.6%	Health Care — Services	2.3%	Computers & Information	0.4%
Real Estate Investment		Mining	2.1%	Office Equipment/Supplies	0.3%
Trusts (REITS)	6.2%	Diversified Financial	2.0%	Household Products	0.3%
Telecommunications	5.5%	Semiconductors	1.9%	Airlines	0.3%
Retail	5.3%	Computers	1.8%	Home Furnishing	0.3%
Internet	4.9%	Electronics	1.7%	Computer Related Services	0.3%
Banks	4.5%	Iron & Steel	1.7%	Medical Supplies	0.2%
Transportation	3.7%	Manufacturing	1.6%	Aerospace & Defense	0.2%
Chemicals	3.7%	Software	1.4%	Auto Manufacturers	0.2%
Pharmaceuticals	3.5%	Communications	1.3%	Pipelines	0.1%
Automotive & Parts	2.8%	Electric	1.2%	Home Builders	0.1%
Biotechnology	2.7%	Forest Products & Paper	1.2%	Leisure Time	0.0%
Health Care — Products	2.7%	Engineering & Construction	1.2%	Beverages	0.0%
Insurance	2.6%	Machinery — Diversified	1.1%	Total Long-Term	
Foods	2.5%	Agriculture	0.9%	Investments	98.6%
Savings & Loans	2.5%	Oil & Gas Services	0.8%	Short-Term Investments	
Electrical Components &		Media	0.6%	and Other Assets	
Equipment	2.4%	Hand & Machine Tools	0.5%	and Liabilities	1.4%
Apparel	2.3%	Real Estate	0.5%		100.0%
Oil & Gas	2.3%	Investment Companies	0.4%		

MassMutual Select Small Cap Core Equity Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

CF Industries Holdings, Inc.	1.9%
Usec, Inc.	1.9%
Umpqua Holdings Corp.	1.6%
Novatel Wireless, Inc.	1.6%
Cooper Tire & Rubber Co.	1.4%
Andrew Corp.	1.3%
Cleveland-Cliffs, Inc.	1.2%
Reliant Energy, Inc.	1.2%
TeleTech Holdings, Inc.	1.2%
Provident Financial Services, Inc.	1.2%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Small Cap Core Equity Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted) and the Russell 2000 Index.

MassMutual Select Small Cap Core Equity Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception 3/31/06 - 12/31/06
Class S	2.42%	11.69%	4.93%
Class A	2.13%	11.13%	4.43%
Class A (sales load deducted)*	–3.74%	4.74%	–0.40%
Class Y	2.32%	11.54%	4.91%
Class L	2.32%	11.43%	4.74%
Class N	1.94%	10.85%	4.13%
Class N (CDSC fees deducted)*	0.94%	9.85%	3.34%
Russell 2000 Index	6.46%	16.44%	8.66%

GROWTH OF $10,000 INVESTMENT SINCE INCEPTION



$11,096 Russell 2000 Index
$10,622 Class S
$10,619 Class Y
$10,597 Class L
$10,557 Class A
$10,520 Class N
$10,420 Class N (CDSC fees deducted)
$9,950 Class A (sales load deducted)

* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Russell 2000 Index is unmanaged, does not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Mid Cap Growth Equity Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Mid Cap Growth Equity Fund – and who is the Fund's sub-adviser?

The Fund seeks long-term capital growth by investing primarily, under normal conditions, at least 80% of its net assets in stocks of companies with market capitalizations, at the time of purchase, that fall within the range of companies in either the S&P MidCap 400® Index or the Russell Midcap® Growth Index (as of January 31, 2007, between $597.69 million and $21.76 billion). The Fund's sub-adviser is Navellier & Associates, Inc. (Navellier).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 7.89%, underperforming the 8.68% return of the Russell 2500™ Index, a widely recognized, unmanaged index representative of common stocks of mid-capitalized U.S. companies. The Fund also trailed the 10.97% return of the Russell Midcap Growth Index, a widely recognized, unmanaged index that measures the performance of those Russell Midcap companies (representing mid-capitalization U.S. common stocks) with higher price-to-book ratios and higher forecasted growth rates.

Going forward, the Fund's performance will be compared to the Russell Midcap Growth Index rather than the Russell 2500 Index because the Russell Midcap Growth Index more closely represents the Fund's investment strategy.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average℠ ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31, 2007. The S&P 500® Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period. A depreciating U.S. dollar supported the returns of foreign stocks, helping the MSCI® EAFE® Index outperform its U.S. counterparts for the quarter.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel.

What factors contributed to the Fund's performance?

During the first quarter of 2007, the sectors that helped to drive the portfolio's performance included technology, consumer staples and health care. On the other hand, the consumer discretionary, energy and transportation sectors detracted the most from relative performance. Stock selection was the foundation of positive portfolio returns, as the market began to focus on stocks with healthier fundamental characteristics, such as sales and earnings growth prospects. In terms of sector weighting, the three sectors in which the portfolio held the largest overweight positions were utilities, consumer staples and technology. The Fund's three largest underweight positions were in the energy, consumer discretionary and transportation sectors.

In a turnaround in the second quarter, stock selection was the key detractor from relative portfolio performance, as the market began to gravitate toward stocks that had not appreciated during the first quarter. The sectors that aided the Fund's performance were materials and transportation. Conversely, the technology and consumer discretionary sectors provided the greatest drag on the Fund's relative performance. In terms of sector weightings, the Fund held its largest overweight positions in health care, utilities and materials. Finally, the three sectors in which the portfolio had the largest underweight allocations were energy, durables and transportation.

What is your outlook?

It appears to us that, due to the rising volatility associated with value stocks, especially financials, the exodus out of value stocks into growth may be accelerating. The recent annual rebalancing of the Russell indexes also clearly helped boost the institutional ownership stake in many of our portfolio holdings. As the second-quarter earnings announcement season unfolds, we remain confident that the portfolio is positioned in stocks that have the potential to produce strong earnings and price appreciation.

MassMutual Select Mid Cap Growth Equity Fund
Industry Table
(% of Net Assets) on 6/30/07

Commercial Services	8.6%	Internet	1.6%
Health Care — Services	6.9%	Software	1.6%
Retail	6.2%	Packaging & Containers	1.6%
Diversified Financial	6.0%	Biotechnology	1.5%
Computers	6.0%	Auto Manufacturers	1.5%
Telecommunications	5.8%	Automotive & Parts	1.4%
Electronics	3.9%	Real Estate	1.4%
Semiconductors	3.5%	Household Products	1.3%
Apparel	3.4%	Metal Fabricate & Hardware	1.2%
Health Care — Products	3.1%	Chemicals	1.2%
Iron & Steel	3.0%	Aerospace & Defense	1.0%
Machinery — Diversified	2.9%	Media	1.0%
Electric	2.8%	Real Estate Investment	
Insurance	2.6%	Trusts (REITS)	0.9%
Toys, Games & Hobbies	2.4%	Pharmaceuticals	0.9%
Lodging	2.4%	Total Long-Term	
Oil & Gas Services	2.2%	Investments	99.9%
Foods	2.2%	Short-Term Investments	
Oil & Gas	2.2%	and Other Assets	
Environmental Controls	2.1%	and Liabilities	0.1%
Cosmetics & Personal Care	1.9%		100.0%
Electrical Components &			
Equipment	1.7%		

MassMutual Select Mid Cap Growth
Equity Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

The Kroger Co.	2.2%
Holly Corp.	2.2%
WellCare Health Plans, Inc.	2.2%
Stericycle, Inc.	2.1%
Corrections Corp. of America	2.1%
Quanta Services, Inc.	2.0%
The Manitowoc Co., Inc.	1.9%
Alberto-Culver Co.	1.9%
Juniper Networks, Inc.	1.9%
Nvidia Corp.	1.9%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Mid Cap Growth Equity Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the Russell 2500 Index and the Russell Midcap Growth Index.



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

MassMutual Select Mid Cap Growth Equity Fund Total Return				
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 5/3/99 - 6/30/07
Class S	7.89%	7.43%	10.67%	3.04%
Class A	7.63%	6.99%	10.19%	2.57%
Class A (sales load deducted)*	1.44%	0.83%	8.89%	1.83%
Class Y	7.82%	7.36%	10.60%	2.97%
Class L	7.69%	7.22%	10.44%	2.83%
Russell 2500 Index	8.68%	18.75%	15.30%	11.53%
Russell Midcap Growth Index	10.97%	19.73%	15.45%	6.11%

Hypothetical Investments in MassMutual Select Mid Cap Growth Equity Fund Class N, Class N (CDSC fees deducted), the Russell 2500 Index and the Russell Midcap Growth Index.



MassMutual Select Mid Cap Growth Equity Fund Total Return			
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	7.44%	6.61%	14.96%
Class N (CDSC fees deducted)*	6.44%	5.61%	14.96%
Russell 2500 Index	8.68%	18.75%	21.04%
Russell Midcap Growth Index	10.97%	19.73%	20.06%

* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Russell 2500 Index and the Russell Midcap Growth Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the fund distributions or the redemption of the fund shares.

MassMutual Select Mid Cap Growth Equity II Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Mid Cap Growth Equity II Fund – and who is the Fund's sub-adviser?

The Fund seeks growth of capital over the long term by investing, under normal conditions, at least 80% of its net assets in a broadly diversified portfolio of common stocks of mid-cap companies whose earnings the Fund's sub-adviser, T. Rowe Price Associates, Inc. (T. Rowe Price), expects to grow at a faster rate than the average company. Mid-cap companies are defined as those whose market capitalizations, at the time of purchase, fall within the range of companies in either the S&P MidCap 400® Index or the Russell Midcap® Growth Index (as of January 31, 2007, between $597.69 million and $21.76 billion).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 13.93%, exceeding the 11.97% return of the S&P MidCap 400 Index, a widely recognized, unmanaged index representative of common stocks of mid-capitalized U.S. companies. The Fund also outperformed the 10.97% return of the Russell Midcap Growth Index, a widely recognized, unmanaged index that measures the performance of those Russell Midcap companies (representing mid-capitalization U.S. common stocks) with higher price-to-book ratios and higher forecasted growth rates.

Going forward, the Fund's performance will be compared to the Russell Midcap Growth Index rather than the S&P MidCap 400 Index because the Russell Midcap Growth Index more closely represents the Fund's investment strategy. The Fund will retain the S&P MidCap 400 Index as its supplemental benchmark for performance comparisons.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average℠ ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31, 2007. The S&P 500® Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period. A depreciating U.S. dollar supported the returns of foreign stocks, helping the MSCI® EAFE® Index outperform its U.S. counterparts for the quarter.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher.

What factors contributed to the Fund's performance?

In the six-month period ended June 30, 2007, the Fund's stock selection was particularly strong in electronic equipment and instruments, as several alternative energy positions performed exceedingly well. The portfolio's outperformance in the financials sector was driven by an underweight position and stock selection decisions in capital markets and insurance companies. The financial services sector has been under pressure from sub-prime lending weakness and a flat yield curve, which only recently has returned to a more normal upward-sloping curve. (The yield curve is a graphical representation of bond yields with very short maturities to the longest available, with the curve indicating whether short-term rates are higher or lower than long-term rates.)

Stock selection in health care aided relative performance, particularly stock selection in biotechnology and pharmaceuticals. Meanwhile, the portfolio's overweight position in energy helped performance, but was not enough to offset less-than-favorable stock selection decisions. The price of oil increased to around $70 a barrel, while natural gas prices also rebounded after inventory concerns during the second half of 2006 dissipated.

Finally, the Fund's stock selection in the industrials and business service sector detracted from returns for the first half of 2007. Although several of the Fund's top holdings performed well on an absolute basis, relative to their peer group, their performance was weak; aerospace and defense company Rockwell Collins is one such example.

What is your outlook? Our outlook remains generally favorable, but we continue to watch the economy closely as it enters a seventh year of expansion. Consumers are likely to feel a greater pinch as the housing sector continues the process of unwinding from its largest expansion cycle since World War II. We believe the developing environment could continue to bode well for growth stocks.

MassMutual Select Mid Cap Growth Equity II Fund
Industry Table
(% of Net Assets) on 6/30/07

Telecommunications	7.5%	Lodging	1.4%	Apparel	0.3%
Retail	6.6%	Entertainment	1.4%	Iron & Steel	0.3%
Semiconductors	6.5%	Home Furnishing	1.1%	Chemicals	0.2%
Commercial Services	5.9%	Transportation	1.0%	Pipelines	0.2%
Software	5.5%	Electrical Components &		Cosmetics & Personal Care	0.2%
Pharmaceuticals	5.5%	Equipment	1.0%	Household Products	0.2%
Oil & Gas Services	4.6%	Airlines	0.8%	Machinery — Construction &	
Internet	4.4%	Banks	0.8%	Mining	0.2%
Diversified Financial	3.7%	Energy — Alternate Sources	0.7%	Industrial — Distribution	0.1%
Health Care — Services	3.6%	Foods	0.7%	Packaging & Containers	0.1%
Health Care — Products	3.2%	Engineering & Construction	0.7%	Textiles	0.1%
Oil & Gas	3.0%	Mining	0.7%	Office Furnishings	0.0%
Computers	2.9%	Auto Manufacturers	0.6%	Financial Services	0.0%
Advertising	2.6%	Building Materials	0.6%	Total Long-Term	
Electronics	2.5%	Electric	0.5%	Investments	96.4%
Media	2.4%	Home Builders	0.4%	Short-Term Investments	
Manufacturing	2.3%	Beverages	0.4%	and Other Assets	
Aerospace & Defense	2.2%	Leisure Time	0.3%	and Liabilities	3.6%
Insurance	2.1%	Machinery — Diversified	0.3%		100.0%
Biotechnology	2.0%	Metal Fabricate & Hardware	0.3%		
Coal	1.5%	Environmental Controls	0.3%		

MassMutual Select Mid Cap Growth
Equity II Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

Amazon.com, Inc.	1.4%
Smith International, Inc.	1.3%
Rockwell Collins, Inc.	1.3%
Roper Industries, Inc.	1.3%
Cephalon, Inc.	1.1%
Crown Castle International Corp.	1.1%
Lamar Advertising Co. Cl. A	1.1%
Harman International Industries, Inc.	1.1%
Manor Care, Inc.	1.0%
VeriSign, Inc.	1.0%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Mid Cap Growth Equity II Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the S&P MidCap 400 Index and the Russell Midcap Growth Index.

MassMutual Select Mid Cap Growth Equity II Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 6/1/00 - 6/30/07
Class S	13.93%	20.87%	14.80%	9.16%
Class A	13.67%	20.23%	14.24%	8.62%
Class A (sales load deducted)*	7.13%	13.32%	12.90%	7.72%
Class Y	13.86%	20.76%	14.72%	9.07%
Class L	13.80%	20.56%	14.53%	8.90%
S&P MidCap 400 Index	11.97%	18.50%	14.16%	10.60%
Russell Midcap Growth Index	10.97%	19.73%	15.45%	1.92%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

$20,413 S&P MidCap 400 Index
$18,601 Class S
$18,499 Class Y
$18,288 Class L
$17,960 Class A
$16,928 Class A (sales load deducted)
$11,444 Russell Midcap Growth Index

Hypothetical Investments in MassMutual Select Mid Cap Growth Equity II Fund Class N, Class N (CDSC fees deducted), the S&P MidCap 400 Index and the Russell Midcap Growth Index.

MassMutual Select Mid Cap Growth Equity II Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	13.44%	19.81%	19.08%
Class N (CDSC fees deducted)*	12.44%	18.81%	19.08%
S&P MidCap 400 Index	11.97%	18.50%	19.26%
Russell Midcap Growth Index	10.97%	19.73%	20.06%



$22,763 Russell Midcap Growth Index
$22,086 S&P MidCap 400 Index
$21,935 Class N
$21,935 Class N (CDSC fees deducted)

* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the S&P MidCap 400 Index and the Russell Midcap Growth Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Small Cap Growth Equity Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Small Cap Growth Equity Fund – and who are the Fund's sub-advisers?

This Fund seeks long-term capital appreciation by investing primarily in common stocks and equity securities of smaller companies that the Fund's sub-advisers believe offer potential for long-term growth. The Fund's sub-advisers are Wellington Management Company, LLP (Wellington) and Waddell & Reed Investment Management Company (Waddell & Reed). Each sub-adviser is responsible for a portion of the portfolio, but not necessarily equal weighted.

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 10.87%, outpacing the 6.46% return of the Russell 2000® Index, a widely recognized, unmanaged index representative of common stocks of smaller capitalized U.S. companies. The Fund also outperformed the 9.34% return of the Russell 2000® Growth Index, a widely recognized, unmanaged index that measures the performance of those Russell 2000 Index companies (representing small-capitalization U.S. common stocks) with higher price-to-book ratios and forecasted growth rates.

Going forward, the Fund's performance will be compared to the Russell 2000 Growth Index rather than the Russell 2000 Index because the Russell 2000 Growth Index more closely represents the Fund's investment strategy. The Fund will retain the Russell 2000 Index as its supplemental benchmark for performance comparisons.

What was the investment background during the period?

U.S. equity markets rose in the first quarter of 2007, as solid corporate earnings and continued merger and acquisition activity offset concerns of a weakening housing and credit environment. Despite the fact that most major indexes posted positive results, first-quarter returns were marked by extreme volatility. The markets were roiled by the sub-prime shakeout, a slowing U.S. economy and sentiment swings in emerging markets. For the period, small-cap stocks led large caps, but trailed their mid-cap counterparts.

In the second quarter of 2007, equity markets generally rose, as better-than-expected corporate earnings and views of solidifying economic growth outweighed concerns of both rising interest rates and a continuing U.S. housing slump. For the quarter, small-cap stocks trailed both large- and mid-cap issues.

What factors contributed to the Fund's performance?

Broad-based, positive results in the consumer discretionary sector aided the Fund's relative performance in the first quarter, as did portfolio holdings in the financials sector. Strong stock selection in the industrials, materials and producer durables sectors also proved beneficial. Within energy, lower realized energy prices and rising costs hurt two of the Fund's holdings. Certain telecommunications positions also underperformed. Overall, sector allocation was favorable due in large part to the portfolio's underweight of the poor-performing financials sector. On the downside, poor results from the portfolio's information technology stocks detracted. In the health care sector, two of the Fund's holdings were pressured by sub-par results from important clinical trials.

In the second quarter of the year, the portfolio benefited from strong stock selection in the health care, financials and consumer discretionary sectors. Poor results from information technology stocks VeriFone and Mentor Graphics and telecommunications stock InPhonic detracted from returns – although strong stock selection overall in the information technology sector fueled the portfolio's performance. Stock selection in consumer staples and telecommunication services hampered performance. Within the materials sector, three of the Fund's holdings posted double-digit gains. Finally, the Fund's performance was also aided by its underweight position in the poor-performing financials sector.

What is your outlook?

Overall, we remain optimistic about the portfolio's prospects, even as we are somewhat guarded about the economic environment. We will continue to utilize the same techniques for finding the types of reasonably priced growth stocks that have served us well in the past.

MassMutual Select Small Cap Growth Equity Fund
Industry Table
(% of Net Assets) on 6/30/07

Software	10.0%	Semiconductors	1.7%	Coal	0.4%
Commercial Services	8.6%	Aerospace & Defense	1.5%	Computer Related Services	0.4%
Internet	6.5%	Apparel	1.3%	Manufacturing	0.3%
Computers	5.9%	Media	1.1%	Airlines	0.2%
Retail	5.0%	Oil & Gas Services	0.9%	Gas	0.2%
Transportation	4.6%	Biotechnology	0.8%	Electric	0.2%
Health Care — Products	4.4%	Storage & Warehousing	0.8%	Electronics	0.2%
Oil & Gas	3.7%	Cosmetics & Personal Care	0.8%	Building Materials &	
Investment Companies	3.4%	Household Products	0.7%	Construction	0.2%
Entertainment	3.3%	Home Furnishing	0.6%	Apparel, Textiles & Shoes	0.2%
Health Care — Services	3.0%	Real Estate Investment		Toys, Games & Hobbies	0.2%
Insurance	2.7%	Trusts (REITS)	0.6%	Holding Company —	
Diversified Financial	2.5%	Advertising	0.6%	Diversified	0.1%
Telecommunications	2.3%	Environmental Controls	0.6%	Mining	0.1%
Chemicals	2.2%	Trucking & Leasing	0.6%	Beverages	0.1%
Pharmaceuticals	2.1%	Banks	0.6%	Total Long-Term	
Automotive & Parts	2.0%	Machinery — Diversified	0.5%	Investments	96.1%
Lodging	1.9%	Packaging & Containers	0.5%	Short-Term Investments	
Engineering & Construction	1.8%	Building Materials	0.5%	and Other Assets	
Machinery —		Energy — Alternate Sources	0.5%	and Liabilities	3.9%
Construction & Mining	1.8%	Foods	0.4%		100.0%

MassMutual Select Small Cap Growth
Equity Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

iShares Russell 2000	
Growth Index Fund	3.3%
ITT Educational Services, Inc.	2.2%
FactSet Research Systems, Inc.	1.9%
Gaylord Entertainment Co.	1.9%
Bucyrus International, Inc. Cl. A	1.8%
Kansas City Southern	1.7%
Blackbaud, Inc.	1.6%
Blackboard, Inc.	1.6%
Allscripts Healthcare Solutions, Inc.	1.6%
J.B. Hunt Transport Services, Inc.	1.5%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Small Cap Growth Equity Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the Russell 2000 Index and the Russell 2000 Growth Index.

MassMutual Select Small Cap Growth Equity Fund Total Return				
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 5/3/99 - 6/30/07
Class S	10.87%	16.38%	14.35%	9.17%
Class A	10.64%	15.72%	13.74%	8.59%
Class A (sales load deducted)*	4.28%	9.06%	12.40%	7.80%
Class Y	10.86%	16.22%	14.22%	9.02%
Class L	10.80%	16.08%	14.03%	8.86%
Russell 2000 Index	6.46%	16.44%	13.88%	9.73%
Russell 2000 Growth Index	9.34%	16.84%	13.08%	4.56%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

Hypothetical Investments in MassMutual Select Small Cap Growth Equity Fund Class N, Class N (CDSC fees deducted), the Russell 2000 Index and the Russell 2000 Growth Index.

MassMutual Select Small Cap Growth Equity Fund Total Return			
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	10.51%	15.46%	18.48%
Class N (CDSC fees deducted)*	9.51%	14.46%	18.48%
Russell 2000 Index	6.46%	16.44%	20.35%
Russell 2000 Growth Index	9.34%	16.84%	19.10%



* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Russell 2000 Index and the Russell 2000 Growth Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Small Company Growth Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Small Company Growth Fund – and who are the Fund's sub-advisers?

The Fund seeks long-term capital appreciation by investing primarily in common stocks and equity securities of smaller companies that the Fund's sub-advisers believe offer potential for long-term growth. The Fund is managed by two sub-advisers, each being responsible for a portion of the portfolio, but not necessarily equal weighted. The sub-advisers are Mazama Capital Management, Inc. (Mazama) and Eagle Asset Management, Inc. (Eagle).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 12.44%, ahead of the 6.46% return of the Russell 2000® Index, a widely recognized, unmanaged index representative of common stocks of smaller capitalized U.S. companies. In addition, the Fund exceeded the 9.34% return of the Russell 2000® Growth Index, a widely recognized, unmanaged index that measures the performance of those Russell 2000 Index companies (representing small-capitalization U.S. common stocks) with higher price-to-book ratios and forecasted growth rates.

Going forward, the Fund's performance will be compared to the Russell 2000 Growth Index rather than the Russell 2000 Index because the Russell 2000 Growth Index more closely represents the Fund's investment strategy.

What was the investment background during the period?

The first quarter witnessed increased volatility in the equity markets – due to investor reaction to a drop in the Chinese stock market, rising energy costs and mounting fears that troubles in the sub-prime mortgage market could spill over into other segments of the economy. Nevertheless, most major indexes finished the quarter near even or in positive territory. Strong employment and wage growth, continued flows into private equity funds and a rally in the bond market seemed to have helped mitigate some of the negative market sentiment.

During the second quarter, a continued favorable rate environment more than offset the news about the sub-prime meltdown and the rising cost of energy. The bond market experienced an unexpected rate increase during this period, but the rates later pulled back, somewhat reducing the impact on borrowing costs. The yield curve also returned to its pre-2006 non-inverted state. (The yield curve is a graphical representation of bond yields with very short maturities to the longest available, with the curve indicating whether short-term rates are higher or lower than long-term rates.) Additionally, this time frame marked the second consecutive quarter in which growth stocks outperformed value stocks in the small-cap segment since the first quarter of 2006 – indicating, perhaps, that growth investing was back in style. Another positive driver for the small-cap markets was the continued spate of merger and acquisition activity.

What factors contributed to the Fund's performance?

During the quarter, the sectors that contributed the most to the Fund's absolute and relative performance were materials and consumer discretionary. Conversely, the financials sector hampered the Fund's results on both an absolute and a relative basis. During this period, the Fund's portfolio held overweight positions in the technology and producer durables sectors, as Fund management continued to invest in companies with strong financial models that were well positioned for the ongoing telecommunications build-out around the globe; the accelerating consumption of consumer electronics worldwide; and the long-awaited enterprise upgrade cycle in the U.S.

Turning to the second quarter, most major sectors in the Fund had positive absolute returns – with energy, industrials, materials and consumer discretionary each posting double-digit advances. During this time frame, the Fund's top-contributing sectors were consumer discretionary and industrials, with materials, energy and financials also positively contributing to returns. Also driving the Fund's performance during the quarter was the fact that 11 acquisitions were announced for holdings within the Fund's portfolio. On the downside, the Fund lagged the benchmark in the information technology and health care sectors.

What is your outlook?   Overall, our optimism remains for continued growth in the small-cap equity markets throughout the remainder of the year. We believe there are ample opportunities for equity investors, as several sectors have produced – and are expected to continue to produce – solid returns. We expect the strong gains of the first half of the year in the energy, information technology, industrials and materials sectors may continue for the duration of 2007.

MassMutual Select Small Company Growth Fund
Industry Table
(% of Net Assets) on 6/30/07

Software	8.3%	Home Furnishing	1.8%	Electric	0.5%
Pharmaceuticals	7.3%	Banks	1.7%	Iron & Steel	0.4%
Diversified Financial	6.3%	Advertising	1.6%	Energy — Alternate Sources	0.4%
Apparel	5.9%	Media	1.6%	Machinery — Diversified	0.4%
Internet	5.8%	Machinery — Construction &		Consumer Products	0.4%
Health Care — Products	5.4%	Mining	1.5%	Industrial — Distribution	0.3%
Telecommunications	5.1%	Environmental Controls	1.3%	Toys, Games & Hobbies	0.2%
Retail	5.1%	Computers	1.2%	Home Builders	0.2%
Electronics	4.4%	Automotive & Parts	1.2%	Transportation	0.1%
Commercial Services	3.6%	Metal Fabricate & Hardware	1.2%	Foods	0.1%
Oil & Gas Services	3.3%	Insurance	1.2%	Household Products	0.1%
Semiconductors	3.3%	Engineering & Construction	0.9%	Beverages	0.0%
Chemicals	2.9%	Manufacturing	0.9%	Total Long-Term	
Health Care — Services	2.8%	Building Materials	0.9%	Investments	98.5%
Biotechnology	2.4%	Cosmetics & Personal Care	0.8%	Short-Term Investments	
Oil & Gas	2.1%	Entertainment	0.8%	and Other Assets	
Electrical Components &		Real Estate	0.5%	and Liabilities	1.5%
Equipment	1.8%	Office Furnishings	0.5%		100.0%

MassMutual Select Small Company
Growth Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

Red Hat, Inc.	2.2%
Cephalon, Inc.	2.1%
Terra Industries, Inc.	1.9%
Quiksilver, Inc.	1.9%
Universal Electronics, Inc.	1.8%
Crocs, Inc.	1.8%
Volcom, Inc.	1.6%
Polycom, Inc.	1.6%
Oyo Geospace Corp.	1.5%
Bucyrus International, Inc. Cl. A	1.5%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Small Company Growth Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the Russell 2000 Index and the Russell 2000 Growth Index.

MassMutual Select Small Company Growth Fund Total Return				
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 12/31/01 - 6/30/07
Class S	12.44%	24.64%	12.13%	7.51%
Class A	12.21%	24.12%	11.61%	7.01%
Class A (sales load deducted)*	5.76%	16.98%	10.29%	5.86%
Class Y	12.49%	24.62%	12.07%	7.45%
Class L	12.39%	24.49%	11.90%	7.31%
Russell 2000 Index	6.46%	16.44%	13.88%	11.35%
Russell 2000 Growth Index	9.34%	16.84%	13.08%	7.79%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

Hypothetical Investments in MassMutual Select Small Company Growth Fund Class N, Class N (CDSC fees deducted), the Russell 2000 Index and the Russell 2000 Growth Index.

MassMutual Select Small Company Growth Fund Total Return			
	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	12.06%	23.82%	17.50%
Class N (CDSC fees deducted)*	11.06%	22.82%	17.50%
Russell 2000 Index	6.46%	16.44%	20.35%
Russell 2000 Growth Index	9.34%	16.84%	19.10%



* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Russell 2000 Index and the Russell 2000 Growth Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Emerging Growth Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Emerging Growth Fund – and who are the Fund's sub-advisers?

The Fund seeks capital appreciation by investing primarily in smaller, rapidly growing emerging companies – generally in industry segments experiencing rapid growth, and often including technology and technology-related stocks. The Fund will normally invest at least 80% of its net assets in equity securities (primarily common stocks) of these emerging growth companies in both the U.S. and abroad. The Fund's sub-advisers are Delaware Management Company (Delaware) and Insight Capital Research & Management, Inc. (Insight).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 13.95%, exceeding the 6.46% return of the Russell 2000® Index, a widely recognized, unmanaged index representative of common stocks of smaller capitalized U.S. companies. The Fund also outpaced the 9.34% return of the Russell 2000® Growth Index, a widely recognized, unmanaged index that measures the performance of those Russell 2000 Index companies (representing small-capitalization U.S. common stocks) with higher price-to-book ratios and forecasted growth rates.

Going forward, the Fund's performance will be compared to the Russell 2000 Growth Index rather than the Russell 2000 Index because the Russell 2000 Growth Index more closely represents the Fund's investment strategy.

What was the investment backdrop during the period?

The strength of corporate profit growth and heightened deal activity in the first quarter of 2007 extended the market rally that began in August 2006, but not before the market took a major hit in February. Rising fears about contagion spreading from the sub-prime lending market, relatively weak economic growth data and announcements from Chinese authorities about their intent to curb market speculation all converged to cause a major sell-off late in the month. Over the ensuing weeks, many of these concerns abated, and the markets rebounded. For the quarter, all but the largest stocks posted positive returns, with mid-cap stocks leading the way. Among small-cap stocks, growth outperformed value and gains were widespread, with nearly every sector of the Russell 2000 Growth Index in the black. The exception was the financials sector, which fell, in part, due to the negative sentiment emanating from the sub-prime lending industry.

Investors bought stocks with conviction during the second quarter, as the major indexes advanced throughout the period. Growth and value both performed well; likewise, small, mid and large companies all gained ground. From a leadership perspective, growth stocks asserted dominance over the marketplace, as all the Russell growth indexes beat their value counterparts during the quarter and year-to-date periods.

What factors contributed to the Fund's performance?

In the first quarter, overall stock selection was positive, with the top contributors coming from the consumer nondurables, materials, health care and basic industry/capital goods sectors. Conversely, weakness in the information technology, industrials and consumer services sectors hindered the Fund's relative performance. From an industry standpoint, stocks from the commercial services and airline industries proved beneficial to the Fund's results, while Internet software and services and household durable positions were detrimental.

In the second quarter, a slightly negative impact from sector allocation was more than overcome by superior stock selection. Leading the way with strong performance were the Fund's holdings in the business services, consumer services and health care sectors.

What is your outlook?

As we enter the second half of the year, it appears that positive momentum for further stock appreciation remains. Whereas overall economic conditions also still appear to be favorable, the potential for higher energy prices and interest rates are potential roadblocks that may preclude recent price gains from continuing. We are optimistic, however, that companies that demonstrate the ability to deliver strong earnings and sales growth will be rewarded and we will continue to seek out and hold on to companies that demonstrate these characteristics.

70

MassMutual Select Emerging Growth Fund Industry Table (% of Net Assets) on 6/30/07			
Internet	9.3%	Chemicals	1.3%
Commercial Services	7.7%	Automotive & Parts	1.3%
Apparel	6.4%	Leisure Time	1.2%
Telecommunications	6.2%	Electrical Components &	
Retail	4.7%	Equipment	1.2%
Semiconductors	4.7%	Computer Related Services	1.2%
Transportation	4.0%	Energy —	
Oil & Gas Services	3.6%	Alternate Sources	1.1%
Health Care — Products	3.3%	Banks	1.0%
Software	3.0%	Environmental Controls	1.0%
Insurance	2.9%	Hand & Machine Tools	1.0%
Engineering & Construction	2.4%	Medical Supplies	0.9%
Foods	2.3%	Diversified Financial	0.8%
Metal Fabricate &		Home Builders	0.7%
Hardware	2.3%	Media	0.5%
Health Care — Services	2.3%	Cosmetics & Personal Care	0.4%
Pharmaceuticals	2.2%	Real Estate Investment	
Machinery — Diversified	2.2%	Trusts (REITS)	0.4%
Forest Products & Paper	2.1%	Advertising	0.4%
Computer Programming		Total Long-Term	
Services	1.9%	Investments	95.8%
Entertainment	1.8%	Short-Term Investments	
Manufacturing	1.7%	and Other Assets and	
Computers	1.6%	Liabilities	4.2%
Airlines	1.5%		100.0%
Biotechnology	1.3%		

MassMutual Select Emerging Growth Fund Largest Stock Holdings (% of Net Assets) on 6/30/07	
Crocs, Inc.	3.0%
Priceline.com, Inc.	2.7%
Huron Consulting Group, Inc.	2.7%
Align Technology, Inc.	2.5%
Sanderson Farms, Inc.	2.3%
Rock-Tenn Co. Cl. A	2.1%
Blue Coat Systems, Inc.	2.0%
Shanda Interactive Entertainment Limited ADR (Cayman Islands)	1.9%
Silicon Motion Technology Corp. ADR (Taiwan)	1.6%
Perini Corp.	1.6%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Emerging Growth Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, the Russell 2000 Index and the Russell 2000 Growth Index.

MassMutual Select Emerging Growth Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 7/1/02 - 6/30/07	Since Inception Average Annual 5/1/00 - 6/30/07
Class S	13.95%	16.67%	10.81%	–4.20%
Class A	13.83%	16.26%	10.18%	–4.70%
Class A (sales load deducted)*	7.28%	9.57%	8.88%	–5.49%
Class Y	13.88%	16.80%	10.66%	–4.30%
Class L	13.92%	16.32%	10.45%	–4.48%
Russell 2000 Index	6.46%	16.44%	13.88%	8.57%
Russell 2000 Growth Index	9.34%	16.84%	13.08%	1.28%

GROWTH OF $10,000 INVESTMENT SINCE INCEPTION



Hypothetical Investments in MassMutual Select Emerging Growth Fund Class N, Class N (CDSC fees deducted), the Russell 2000 Index and the Russell 2000 Growth Index.

MassMutual Select Emerging Growth Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	13.73%	16.00%	16.51%
Class N (CDSC fees deducted)*	12.73%	15.00%	16.51%
Russell 2000 Index	6.46%	16.44%	20.35%
Russell 2000 Growth Index	9.34%	16.84%	19.10%



* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Russell 2000 Index and the Russell 2000 Growth Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Diversified International Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Diversified International Fund – and who is the Fund's sub-adviser?

The Fund seeks growth of capital over the long term by investing primarily in a diversified portfolio of equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging market countries. The Fund normally invests in companies in at least three countries other than the United States. The Fund's sub-adviser is AllianceBernstein L.P. (AllianceBernstein).

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 14.12%, outperforming the 12.25% return of the Morgan Stanley Capital International All Country World Index (MSCI® ACWI®) ex-U.S., an unmanaged index representative of stocks domiciled in global developed and emerging markets, excluding the United States.

What was the investment background during the period?

International equity markets took investors for a bumpy ride in the first quarter. After continuing to trend gently upwards at the start of the year, a sell-off in Chinese equities and jitters about rising defaults on sub-prime mortgages in the U.S. sent markets around the world plunging in late February and into early March. By quarter-end, however, equity markets had regained their composure, reassured by the U.S. Federal Reserve's outlook for growth and inflation in the world's largest economy, and booming global merger and acquisition activity. Most regions gained modestly over the quarter, though sector returns were more mixed. Industrial commodities did particularly well, but technology, finance and medical companies lagged.

During the second quarter, international equity markets advanced once again, as stocks were generally supported by better-than-expected corporate earnings and robust merger and acquisition activity. Nevertheless, investors continued to worry about the sub-prime mortgage market throughout the quarter. Furthermore, equity markets retreated slightly in June amid increased fears of global inflation and national security concerns in the UK. Most sectors gained during the three-month period, led by energy shares, which rose on a rebound in oil prices. The industrial commodities sector was also strong due to robust demand for metals. On the other hand, the construction and housing sector underperformed. Among currencies, the U.S. dollar depreciated versus the euro and sterling, but appreciated against the yen.

What factors contributed to the Fund's performance?

Top contributors to portfolio performance in the first quarter included steel companies Arcelor Mittal and JFE Holdings. Elsewhere, portfolio returns were strengthened by sustained market share gains from Sainsbury, which showed that the UK supermarket operator's plans to boost sales remained on track. Chief detractors from portfolio performance in the first quarter were concentrated within the financials sector and included ORIX, Sumitomo Mitsui Financial and ING Groep. French carmaker Renault also detracted from returns, as its 44% stake in Nissan suffered when Nissan failed to reach its profit forecast for the first time in four years.

In the second quarter, an overweight position in the industrial commodities sector contributed to performance, as did an underweight position in the construction/housing and consumer cyclicals sectors. An overweight allocation to the financials sector detracted. In a reversal from the first quarter, one of the portfolio's leading second-quarter contributors was Renault – which moved higher following positive market reaction to its new Laguna model and on investors' reassessment of the company's prospects following restructuring efforts at Nissan, which reported a 3.2% increase in U.S. vehicle sales in May. Chief detractors from performance in the second quarter included BAE Systems, Fortis and HBOS.

What is your outlook?

We continue to believe that global equity markets are reasonably valued and that these valuations are supported by the prospect of continued – if more moderate – economic and profit growth. The overall value opportunity is lower than average, but our fundamental research continues to uncover interesting value investments on a stock-by-stock basis.

MassMutual Select Diversified International Fund
Country Weightings
(% of Net Assets) on 6/30/07

Japan	19.5%	South Africa	0.9%
United Kingdom	13.6%	Sweden	0.9%
France	10.6%	Hong Kong	0.7%
Germany	9.5%	Finland	0.7%
Canada	5.1%	Thailand	0.7%
South Korea	4.6%	Philippine Islands	0.5%
Taiwan	4.2%	Hungary	0.5%
Holland	3.5%	Israel	0.5%
Brazil	3.5%	Denmark	0.4%
Switzerland	2.9%	Singapore	0.4%
Italy	2.8%	Greece	0.3%
Netherlands	2.7%	Total Long-Term	
Australia	2.0%	Investments	95.8%
China	1.5%	Short-Term Investments	
Belgium	1.1%	and Other Assets and	
Austria	1.1%	Liabilities	4.2%
Spain	1.1%		100.0%

MassMutual Select Diversified
International Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

Allianz AG	2.0%
Renault SA	2.0%
ING Groep NV	1.8%
Total SA (France)	1.8%
Vodafone Group PLC	1.8%
Royal Dutch Shell PLC	1.7%
BASF AG	1.7%
E.ON AG	1.7%
Royal Bank of Scotland Group PLC	1.7%
ENI SpA	1.6%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Diversified International Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted) and the MSCI ACWI ex US.

MassMutual Select Diversified International Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	Since Inception 12/14/06 - 6/30/07
Class S	14.12%	14.92%
Class A	13.92%	14.69%
Class A (sales load deducted)*	7.37%	8.10%
Class Y	14.02%	14.81%
Class L	14.02%	14.81%
Class N	13.72%	14.48%
Class N (CDSC fees deducted)*	12.72%	13.48%
MSCI ACWI ex US	12.25%	13.89%

GROWTH OF $10,000 INVESTMENT SINCE INCEPTION



* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the MSCI ACWI ex US is unmanaged, does not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Overseas Fund – Portfolio Manager Report

What is the investment objective of the MassMutual Select Overseas Fund – and who are the Fund's sub-advisers?

The Fund seeks growth of capital over the long term by investing in both foreign and domestic equity securities. The Fund invests at least 80% of its net assets in stocks of foreign companies – including companies located in Europe, Latin America and Asia. The Fund's two sub-advisers, Massachusetts Financial Services Company (MFS) and Harris Associates L.P. (Harris), are each responsible for a portion of the portfolio, but not necessarily equal weighted.

How did the Fund perform during the six months ended June 30, 2007?

The Fund's Class S shares returned 8.42%, trailing the 10.74% return of the Morgan Stanley Capital International Europe, Australasia, Far East (MSCI® EAFE®) Index, a widely recognized, unmanaged index representative of foreign securities in the major non-U.S. markets of Europe, Australia and the Far East.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average℠ ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31. The S&P 500® Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"), which barely managed to post a gain for the period. A depreciating U.S. dollar supported the returns of foreign stocks, helping the MSCI EAFE Index outperform its U.S. counterparts for the quarter.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. Stocks rode a wave of optimism over corporate earnings early in the quarter and later overcame short periods of increased volatility associated with investor concerns about soft retail sales, rising interest rates, inflation, the housing market and sub-prime mortgages. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel.

What factors contributed to the Fund's performance?

In the first quarter of 2007, numerous factors hindered the Fund's performance. From a sector perspective, the portfolio's underweight position in special products/services detracted from returns, as did an overweight position in health care. In addition, stock selection in the autos, housing, technology and health care sectors hurt the Fund's results. Conversely, overweight positions in consumer staples and retailing and an underweight allocation in financial services helped to drive the Fund's performance. Stock selection in consumer staples and retailing also fueled the Fund's progress. From a geographic perspective, the greatest contributors to performance for the quarter were the Fund's positions in the UK, Japan and Germany. The greatest detractors from relative performance included an overweight allocation to South Korea and the Fund's positions in Switzerland.

The Fund's overweight position in consumer staples and underweight allocations to basic materials and special products/services hampered the Fund's progress in the second quarter, as did stock selection in the consumer staples and basic materials sectors. Conversely, contributing to the Fund's performance was its underweight position in the struggling financial services sector and stock selection in financial services, utilities/communications and industrial goods/services. On a stock-specific basis, the five stocks that added the most to the Fund's performance during the quarter were Adecco S.A., British Sky Broadcasting Group, DaimlerChrysler, BMW and SK Telecom Co. Ltd.

What is your outlook?

Equity market valuation levels appear reasonable, although investors' recent concerns over slowing growth in the U.S., and sub-prime lending in particular, have resulted in increased volatility in equity markets worldwide. After strong relative performance, many stocks with small capitalizations, those domiciled in emerging markets or operating in more cyclical areas of the economy are trading at high valuations versus their history. Given peak corporate profit margins and recent increases in global interest rates, the risk to profit estimates would seem to be rising, particularly in these areas. In this environment, we are finding a number of stocks that, in our opinion, will be able to generate above-average earnings growth with little volatility and are trading at more attractive valuations than normal.

MassMutual Select Overseas Fund
Industry Table
(% of Net Assets) on 6/30/07

Diversified Financial	11.6%	Household Products	1.5%
Banks	10.8%	Entertainment	1.4%
Pharmaceuticals	7.8%	Electric	1.3%
Media	7.1%	Transportation	1.2%
Auto Manufacturers	5.3%	Building Materials &	
Beverages	4.5%	Construction	0.9%
Foods	4.5%	Automotive & Parts	0.8%
Semiconductors	4.4%	Gas	0.8%
Insurance	4.2%	Manufacturing	0.7%
Chemicals	3.9%	Food Services	0.7%
Telecommunications	3.0%	Building Materials	0.6%
Electronics	2.7%	Mining	0.4%
Oil & Gas	2.6%	Toys, Games & Hobbies	0.4%
Retail	2.3%	Health Care — Products	0.3%
Electrical Components &		Electrical Equipment &	
Equipment	2.0%	Electronics	0.0%
Cosmetics & Personal Care	2.0%	Total Long-Term	
Office Equipment/Supplies	1.9%	Investments	97.2%
Commercial Services	1.9%	Short-Term Investments	
Advertising	1.9%	and Other Assets and	
Holding Company —		Liabilities	2.8%
Diversified	1.8%		100.0%

MassMutual Select Overseas Fund
Largest Stock Holdings
(% of Net Assets) on 6/30/07

UBS AG Registered	3.5%
GlaxoSmithKline PLC	3.3%
Nestle SA	3.0%
Diageo PLC	2.6%
Samsung Electronics Co., Ltd.	2.4%
HSBC Holdings PLC	2.3%
Bayerische Motoren Werke AG	2.0%
LVMH Moet Hennessy	
Louis Vuitton SA	1.8%
Roche Holding AG	1.7%
Credit Suisse Group	1.7%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Overseas Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L and the MSCI EAFE Index.

MassMutual Select Overseas Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Five Year Average Annual 1/1/02 - 6/30/07	Since Inception Average Annual 5/1/01 - 6/30/07
Class S	8.42%	24.77%	15.19%	9.68%
Class A	8.13%	24.33%	14.71%	9.21%
Class A (sales load deducted)*	1.91%	17.18%	13.36%	8.17%
Class Y	8.37%	24.69%	15.12%	9.61%
Class L	8.31%	24.68%	15.01%	9.48%
MSCI EAFE Index	10.74%	27.00%	17.73%	10.91%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION

Class S · Class A · Class A (sales load deducted) · Class Y · Class L · MSCI EAFE Index

$18,941 MSCI EAFE Index
$17,683 Class S
$17,613 Class Y
$17,483 Class L
$17,220 Class A
$16,229 Class A (sales load deducted)

Hypothetical Investments in MassMutual Select Overseas Fund Class N, Class N (CDSC fees deducted) and the MSCI EAFE Index.

MassMutual Short-Duration Bond Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/02 - 6/30/07
Class N	8.05%	23.99%	20.76%
Class N (CDSC fees deducted)*	7.05%	22.99%	20.76%
MSCI EAFE Index	10.74%	27.00%	24.37%



Class N · Class N (CDSC fees deducted) · MSCI EAFE Index

$26,674 MSCI EAFE Index
$23,362 Class N
$23,362 Class N (CDSC fees deducted)

* Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the MSCI EAFE Index is unmanaged, does not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

MassMutual Select Destination Retirement Series – Portfolio Manager Report

What are the investment objectives of the Funds that comprise the MassMutual Select Destination Retirement Series?

Destination Retirement Income Fund: This Fund seeks to achieve high current income and, as a secondary objective, capital appreciation, by investing in a combination of MassMutual equity, fixed-income and money market funds using an asset allocation strategy designed for investors already in retirement.

Destination Retirement 2010 / 2020 / 2030 / 2040 Funds: Each of these Funds seeks to achieve as high a total rate of return on an annual basis as is considered consistent with prudent investment risk and the preservation of capital by investing in a combination of MassMutual equity, fixed-income and money market funds. Each Fund uses an asset allocation strategy designed for investors expecting to retire around the year 2010, 2020, 2030, or 2040, respectively.

How did the Funds perform during the six months ended June 30, 2007?

For the six months ended June 30, 2007, each Fund's return appears below. Also shown are the returns of each Fund's custom benchmark; the Lipper Balanced Fund Index, an unmanaged, equally weighted index of the 30 largest mutual funds within the Lipper Balanced Category; the Lehman Brothers® Aggregate Bond Index, an unmanaged index of fixed-rate investment-grade securities with at least one year to maturity combining the Lehman Brothers Government/Credit Index and the Lehman Brothers Mortgage-Backed Securities Index; and the S&P 500® Index, a widely recognized, unmanaged index representative of common stocks of larger capitalized U.S. companies.

Destination Retirement Income Fund	Custom Benchmark	Lipper Balanced Fund Index	Lehman Brothers Aggregate Bond Index	S&P 500 Index
3.12%	2.86%	5.73%	0.97%	6.96%
Destination Retirement 2010 Fund				
3.97%	3.72%	5.73%	0.97%	6.96%
Destination Retirement 2020 Fund				
5.42%	4.97%	5.73%	0.97%	6.96%
Destination Retirement 2030 Fund				
7.34%	6.66%	5.73%	0.97%	6.96%
Destination Retirement 2040 Fund				
8.51%	7.85%	5.73%	0.97%	6.96%

All of the Destination Retirement Funds outperformed their respective custom benchmarks for the six-month period. With respect to the Lipper Balanced Fund Index, only the Destination Retirement 2030 and 2040 Funds outperformed that benchmark. Those same two Funds also outpaced the S&P 500 Index. Conversely, all of the Destination Retirement Funds (each of which has a stock component) outperformed the Lehman Brothers Aggregate Bond Index for the six-month time frame.

Destination Retirement Custom Benchmarks

- *The Custom Destination Income Index* comprises the MSCI® EAFE®, Dow Jones Wilshire 5000 (full cap), Lehman Brothers Aggregate Bond and T-Bill Indexes. The weightings of each Index can vary, depending on the weightings of the underlying mutual funds that comprise the Destination Retirement Income Fund.

- *The Custom Destination 2010 Index* comprises the MSCI EAFE, Dow Jones Wilshire 5000 (full cap), Lehman Brothers Aggregate Bond and T-Bill Indexes. The weightings of each Index can vary, depending on the weightings of the underlying mutual funds that comprise the Destination Retirement 2010 Fund.

- *The Custom Destination 2020 Index* comprises the MSCI EAFE, Dow Jones Wilshire 5000 (full cap) and Lehman Brothers Aggregate Bond Indexes. The weightings of each Index can vary, depending on the weightings of the underlying mutual funds that comprise the Destination Retirement 2020 Fund.

- *The Custom Destination 2030 Index* comprises the MSCI EAFE, Dow Jones Wilshire 5000 (full cap) and Lehman Brothers Aggregate Bond Indexes. The weightings of each Index can vary, depending on the weightings of the underlying mutual funds that comprise the Destination Retirement 2030 Fund.

- *The Custom Destination 2040 Index* comprises the MSCI EAFE and Dow Jones Wilshire 5000 (full cap) Indexes. The weightings of each Index can vary, depending on the weightings of the underlying mutual funds that comprise the Destination Retirement 2040 Fund.

What was the investment background during the period?

Domestic stocks showed little change during the first quarter of 2007, despite a significant increase in volatility across the board. Although the Dow Jones Industrial Average[SM] ("the Dow") notched a new closing high in February, the blue-chip benchmark declined slightly for the three months ended March 31. The S&P 500 Index finished with a small advance, as did the Nasdaq Composite® Index ("Nasdaq"). A depreciating U.S. dollar supported the returns of foreign stocks, helping the MSCI EAFE Index outperform its U.S. counterparts for the quarter.

Bond yields rose and prices fell early in 2007. However, as concerns intensified about the weak housing market and problems with sub-prime lenders made headlines, bond yields eased and prices rallied. Overall, most Treasury securities ended the first quarter with modest price gains, and the Lehman Brothers Aggregate Bond Index posted a modest advance.

Most U.S. stock indexes advanced in the second quarter, with some setting records along the way. During the period, the housing market remained depressed, and long-term interest rates moved decisively higher. Crude oil surged to close the quarter near $70 per barrel.

Higher Treasury yields and widening premiums for corporate and mortgage-backed securities reflected rising interest rates in the second quarter. The Treasury yield curve, representing yields across a range of maturities, went from slightly inverted – with yields on short-term bonds higher than those of longer-term bonds – to nearly flat, with longer yields marginally higher than short ones. High-yield bonds barely managed a positive return for the quarter.

What factors contributed to the Fund's performance?

Performance of the portfolios' asset classes varied during the first quarter of 2007. Within equities, the portfolios benefited from exposure to small-cap and international stocks. On the fixed-income side, the portfolios benefited from exposure to Treasury inflation-protected securities ("TIPS") due to their investment in Premier Inflation-Protected Bond Fund. During this time frame, we completed a large number of changes to the Destination portfolios as part of our goal to increase the diversification of the underlying funds held by these investment options. Each Destination portfolio was reallocated to hold a larger number of investment options. Among the underlying funds, some of the top relative performers were Premier Strategic Income Fund, Premier Value Fund, Premier Main Street Small Cap Fund, Select Overseas Fund, Premier Short-Duration Bond Fund and Select Mid Cap Growth Equity II Fund. Among the laggards relative to their respective indexes were Premier Enhanced Index Value Fund, Select Large Cap Value Fund, Select Growth Equity Fund, Select Blue Chip Growth Fund and Select Small Cap Core Equity Fund.

During the second quarter of 2007, the portfolios benefited from exposure to large-cap growth and international stocks. On the fixed-income side, in a turnaround from the first quarter, the portfolios' exposure to TIPS through Premier Inflation-Protected Bond Fund hampered the portfolios' performance, as that Fund ended the quarter in negative territory. Conversely, Premier Strategic Income Fund posted a slight gain, largely due to its exposure to foreign bonds of both emerging markets and developed countries, as these markets benefited from attractive yields and strong currency gains relative to the U.S. dollar. Both Premier Core Bond Fund and Premier Diversified Bond Fund were down in absolute returns and trailed the Lehman Brothers Aggregate Bond Index for the period. During the second quarter, we continued to adjust the Destination portfolios as part of our goal to improve the diversification of the underlying funds held by these investment options and provide the appropriate risk profile for each fund. Having portfolios diversified with a wide number of investment managers was beneficial in many ways during the second quarter, since some of the top relative performers included funds that we added as part of our readjustment process – such as Select

Blue Chip Growth Fund, Premier International Equity Fund, Select Diversified International Fund, Premier Value Fund and Select Emerging Growth Fund. On the other hand, the underlying funds which detracted from performance included Select Growth Equity Fund, Select Aggressive Growth Fund, Select Overseas Fund and Select Small Cap Core Equity Fund.

What is your outlook?   Our goal for the Destination Retirement Series is to build portfolios that are appropriate for investors seeking easy-to-use, long-term investment solutions that deliver consistent results without taking excessive risk. As part of this mandate, we seek to balance opportunities for return with their risks. Portfolios are widely diversified by security and style. Our approach seeks to utilize both those investment managers that seek to deliver a level of tracking to their respective asset classes along with more highly active managers. In addition, the interaction of their respective strategies is managed with the goal of delivering the optimal mix of market exposure and active management. We believe that this process delivers a long-term solution for participants and plan sponsors that will help manage volatility while delivering the benefits of our investment program's core strengths: identifying, delivering and monitoring a multitude of strategies from a diverse group of investment managers.

MassMutual Select Destination Retirement Income Fund Asset Allocation (% of Net Assets) on 6/30/07	
Equity Funds	34.1%
Fixed Income Funds	65.9%
Short-Term Investments and Other Assets and Liabilities	(0.0)%
	100.0%

MassMutual Select Destination Retirement 2010 Fund Asset Allocation (% of Net Assets) on 6/30/07	
Equity Funds	41.9%
Fixed Income Funds	58.1%
Short-Term Investments and Other Assets and Liabilities	(0.0)%
	100.0%

MassMutual Select Destination Retirement 2020 Fund Asset Allocation (% of Net Assets) on 6/30/07	
Equity Funds	63.9%
Fixed Income Funds	36.1%
Short-Term Investments and Other Assets and Liabilities	(0.0)%
	100.0%

MassMutual Select Destination Retirement 2030 Fund Asset Allocation (% of Net Assets) on 6/30/07	
Equity Funds	85.1%
Fixed Income Funds	14.9%
Short-Term Investments and Other Assets and Liabilities	(0.0)%
	100.0%

MassMutual Select Destination Retirement 2040 Fund Asset Allocation (% of Net Assets) on 6/30/07	
Equity Funds	97.2%
Fixed Income Funds	2.8%
Short-Term Investments and Other Assets and Liabilities	(0.0)%
	100.0%

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Destination Retirement Income Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted) and the Custom Destination Income Index, the Lipper Balanced Fund Index, the Lehman Brothers Aggregate Bond Index and the S&P 500 Index.

MassMutual Select Destination Retirement Income Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Annual Average 12/31/03 - 6/30/07
Class S	3.12%	8.55%	5.31%
Class A	2.93%	8.11%	4.94%
Class A (sales load deducted)**	-2.99%	1.90%	3.18%
Class Y	3.12%	8.42%	5.30%
Class L	3.12%	8.41%	5.21%
Class N	2.73%	7.69%	4.59%
Class N (CDSC fees deducted)**	1.73%	6.69%	4.59%
Custom Destination Income Index	2.86%	9.87%	6.12%
Lipper Balanced Fund Index	5.73%	15.39%	9.04%
Lehman Brothers Aggregate Bond Index	0.97%	6.11%	3.48%
S&P 500 Index	6.96%	20.57%	11.06%

GROWTH OF $10,000 INVESTMENT SINCE INCEPTION*



* *The custom benchmark $10,000 growth chart values commence on 1/1/04.*

** *Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.*

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Custom Destination Income Index, the Lipper Balanced Fund Index, the Lehman Brothers Aggregate Bond Index and the S&P 500 Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Destination Retirement 2010 Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted) and the Custom Destination 2010 Index, the Lipper Balanced Fund Index, the Lehman Brothers Aggregate Bond Index and the S&P 500 Index.

MassMutual Select Destination Retirement 2010 Fund Total Return			
	Year-to-Date 1/1/07 - 6/30/07	**One Year** 7/1/06 - 6/30/07	**Since Inception Average Annual** 12/31/03 - 6/30/07
Class S	3.97%	10.32%	6.53%
Class A	3.71%	9.83%	6.09%
Class A (sales load deducted)**	-2.25%	3.51%	4.31%
Class Y	3.88%	10.19%	6.45%
Class L	3.89%	10.10%	6.37%
Class N	3.61%	9.56%	5.79%
Class N (CDSC fees deducted)**	2.61%	8.56%	5.79%
Custom Destination 2010 Index	3.72%	11.70%	7.36%
Lipper Balanced Fund Index	5.73%	15.39%	9.04%
Lehman Brothers Aggregate Bond Index	0.97%	6.11%	3.48%
S&P 500 Index	6.96%	20.57%	11.06%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION*

* *The custom benchmark $10,000 growth chart values commence on 1/1/04.*

** *Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.*

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Custom Destination 2010 Index, the Lipper Balanced Fund Index, the Lehman Brothers Aggregate Bond Index and the S&P 500 Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Destination Retirement 2020 Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted) and the Custom Destination 2020 Index, the Lipper Balanced Fund Index, the Lehman Brothers Aggregate Bond Index and the S&P 500 Index.

MassMutual Select Destination Retirement 2020 Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/03 - 6/30/07
Class S	5.42%	13.25%	8.41%
Class A	5.18%	12.78%	7.98%
Class A (sales load deducted)**	-0.87%	6.30%	6.17%
Class Y	5.33%	13.12%	8.34%
Class L	5.42%	13.10%	8.26%
Class N	5.08%	12.45%	7.66%
Class N (CDSC fees deducted)**	4.08%	11.45%	7.66%
Custom Destination 2020 Index	4.97%	14.60%	9.21%
Lipper Balanced Fund Index	5.73%	15.39%	9.04%
Lehman Brothers Aggregate Bond Index	0.97%	6.11%	3.48%
S&P 500 Index	6.96%	20.57%	11.06%

GROWTH OF $10,000 INVESTMENT SINCE INCEPTION*



* The custom benchmark $10,000 growth chart values commence on 1/1/04.

** Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Custom Destination 2020 Index, the Lipper Balanced Fund Index, the Lehman Brothers Aggregate Bond Index and the S&P 500 Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Destination Retirement 2030 Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted) and the Custom Destination 2030 Index, the Lipper Balanced Fund Index, the Lehman Brothers Aggregate Bond Index and the S&P 500 Index.

MassMutual Select Destination Retirement 2030 Fund Total Return	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/03 - 6/30/07
Class S	7.34%	16.65%	10.67%
Class A	7.14%	16.12%	10.22%
Class A (sales load deducted)**	0.98%	9.44%	8.37%
Class Y	7.36%	16.53%	10.60%
Class L	7.27%	16.41%	10.49%
Class N	7.04%	15.78%	9.89%
Class N (CDSC fees deducted)**	6.04%	14.78%	9.89%
Custom Destination 2030 Index	6.66%	18.30%	11.63%
Lipper Balanced Fund Index	5.73%	15.39%	9.04%
Lehman Brothers Aggregate Bond Index	0.97%	6.11%	3.48%
S&P 500 Index	6.96%	20.57%	11.06%



GROWTH OF $10,000 INVESTMENT SINCE INCEPTION*

* The custom benchmark $10,000 growth chart values commence on 1/1/04.

** Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Custom Destination 2030 Index, the Lipper Balanced Fund Index, the Lehman Brothers Aggregate Bond Index and the S&P 500 Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

Growth of a $10,000 Investment

Hypothetical Investments in MassMutual Select Destination Retirement 2040 Fund Class S, Class A, Class A (sales load deducted), Class Y, Class L, Class N, Class N (CDSC fees deducted) and the Custom Destination 2040 Index, the Lipper Balanced Fund Index, the Lehman Brothers Aggregate Bond Index and the S&P 500 Index.

MassMutual Select Destination Retirement 2040 Fund Total Return

	Year-to-Date 1/1/07 - 6/30/07	One Year 7/1/06 - 6/30/07	Since Inception Average Annual 12/31/03 - 6/30/07
Class S	8.51%	18.82%	12.02%
Class A	8.23%	18.31%	11.58%
Class A (sales load deducted)**	2.01%	11.51%	9.71%
Class Y	8.44%	18.71%	11.95%
Class L	8.35%	18.59%	11.85%
Class N	8.14%	18.04%	11.24%
Class N (CDSC fees deducted)**	7.14%	17.04%	11.24%
Custom Destination 2040 Index	7.85%	20.99%	13.18%
Lipper Balanced Fund Index	5.73%	15.39%	9.04%
Lehman Brothers Aggregate Bond Index	0.97%	6.11%	3.48%
S&P 500 Index	6.96%	20.57%	11.06%

*GROWTH OF $10,000 INVESTMENT SINCE INCEPTION**



Class S
Class A
Class A (sales load deducted)
Class Y
Class L
Class N
Class N (CDSC fees deducted)
S&P 500 Index
Lipper Balanced Fund Index
Lehman Brothers Aggregate Bond Index
Custom Destination 2040 Index
$16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
12/31/03
6/04
6/05
6/06
6/07
$15,421 Custom Destination 2040 Index
$14,881 Class S
$14,850 Class Y
$14,802 Class L
$14,675 Class A
$14,521 Class N
$14,521 Class N (CDSC fees deducted)
$14,434 S&P 500 Index
$13,831 Class A (sales load deducted)
$13,536 Lipper Balanced Fund Index
$11,271 Lehman Brothers Aggregate Bond Index

** The custom benchmark $10,000 growth chart values commence on 1/1/04.*

*** Class A (sales load deducted) returns include the 5.75% maximum sales charge and Class N (CDSC fees deducted) returns include the 1.00% maximum contingent deferred sales charge for the first 18 months shown.*

Performance data quoted represents past performance; past performance is not predictive of future results. The investment return and principal value of shares of the Fund will fluctuate with market conditions so that shares of the Fund, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-888-309-3539.

Investors should note that the Fund is a professionally managed mutual fund, while the Custom Destination 2040 Index, the Lipper Balanced Fund Index, the Lehman Brothers Aggregate Bond Index and the S&P 500 Index are unmanaged, do not incur expenses, and cannot be purchased directly by investors. Investors should read the Fund's prospectus with regard to the Fund's investment objective, risks and charges and expenses in conjunction with these financial statements. Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges. The performance tables and charts do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or the redemption of the Fund shares.

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 0.1%		
PREFERRED STOCK — 0.1%		
Auto Manufacturers		
General Motors Corp.	5,000	$ 97,800
General Motors Corp., Series C	5,375	135,047
TOTAL PREFERRED STOCK (Cost $194,564)		232,847
TOTAL EQUITIES (Cost $194,564)		232,847

	Principal Amount	Market Value
BONDS & NOTES — 94.5%		
ASSET BACKED SECURITIES — 3.3%		
Commercial MBS — 1.1%		
Banc of America Commercial Mortgage, Inc., Series 2005-5, Class A4		
5.115% 09/10/2015	$ 280,000	266,724
Banc of America Commercial Mortgage, Inc., Series 2005-6, Class A4 VRN		
5.353% 09/10/2047	840,000	807,487
GE Capital Commercial Mortgage Corp., Series 2005-C4, Class A4 VRN		
5.512% 11/10/2045	350,000	339,972
Merrill Lynch Mortgage Trust, Series 2006-C1, Class A4 VRN		
5.659% 05/12/2039	610,000	605,261
Morgan Stanley Capital I, Series 2005-HQ6, Class A4A		
4.989% 08/13/2042	240,000	226,848
Morgan Stanley Capital I, Series 2007-IQ14, Class A4		
5.692% 04/15/2049	1,100,000	1,081,825
		3,328,117

	Principal Amount	Market Value
Home Equity ABS — 1.2%		
Delta Funding Home Equity Loan Trust, Series 1999-1, Class A6F		
6.340% 12/15/2028	$ 20,117	$ 19,963
GSAA Trust, Series 2005-7, Class AV1 FRN		
5.430% 05/25/2035	75,747	75,759
Irwin Home Equity, Series 2006-1, Class 2A1 FRN		
5.470% 09/25/2035	481,499	481,158
IXIS Real Estate Capital Trust, Series 2006-HE1, Class A1 FRN		
5.410% 03/25/2036	239,483	239,483
Renaissance Home Equity Loan Trust, Series 2007-2, Class AF6		
5.879% 06/25/2037	2,100,000	2,089,164
Residential Funding Mortgage Securities II, Inc., Series 2005-HSA1, Class AI1 FRN		
5.440% 12/25/2035	508,737	508,816
Structured Asset Securities Corp., Series 2002-AL1, Class A3		
3.450% 02/25/2032	206,502	182,496
		3,596,839
Other ABS — 1.0%		
Bear Stearns Asset Backed Securities, Inc., Series 2005-AQ2, Class A1 FRN		
5.480% 09/25/2035	219,829	219,932
Bear Stearns Asset Backed Securities, Inc., Series 2005-AQ2, Class A2 FRN		
5.590% 09/25/2035	900,000	902,250
Bear Stearns Asset Backed Securities, Inc., Series 2005-AQ2, Class A3 FRN		
5.680% 09/25/2035	900,000	898,528

	Principal Amount	Market Value
Bear Stearns Asset Backed Securities, Inc., Series 2005-SD4, Class 2A1 FRN		
5.720% 12/25/2042	$ 453,512	$ 455,142
Countrywide Asset Backed Certificates, Series 2005-17, Class 1AF1 FRN		
5.520% 05/25/2036	336,321	336,336
Credit-Based Asset Servicing and Securitization, Series 2004-CB8, Class AV1 FRN		
5.580% 12/25/2035	30,960	30,965
First Franklin Mortgage Loan Asset Backed Certificates, Series 2004-FF10, Class A2 FRN		
5.720% 12/25/2032	72,387	72,478
Lehman XS Trust, Series 2005-5N, Class 1A1 FRN		
5.620% 11/25/2035	361,888	362,680
		3,278,311
TOTAL ASSET BACKED SECURITIES (Cost $10,323,514)		10,203,267
CORPORATE DEBT — 23.8%		
Advertising — 0.0%		
Lamar Media Corp.		
6.625% 08/15/2015	90,000	85,275
Aerospace & Defense — 0.0%		
DRS Technologies, Inc.		
6.625% 02/01/2016	55,000	53,075
Agriculture — 0.3%		
Altria Group, Inc.		
7.000% 11/04/2013	580,000	615,176
Reynolds American, Inc.		
6.750% 06/15/2017	215,000	216,825
		832,001

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Apparel — 0.0%		
Oxford Industries, Inc.		
8.875% 06/01/2011	$ 45,000	$ 46,462
Auto Manufacturers — 0.7%		
DaimlerChrysler NA Holding		
5.750% 05/18/2009	140,000	140,365
DaimlerChrysler NA Holding		
5.875% 03/15/2011	380,000	381,940
DaimlerChrysler NA Holding		
7.200% 09/01/2009	65,000	67,086
Ford Motor Co.		
4.250% 12/15/2036	150,000	187,875
Ford Motor Co.		
6.625% 10/01/2028	40,000	29,900
Ford Motor Co.(a)		
7.450% 07/16/2031	190,000	151,762
General Motors Corp.		
8.250% 07/15/2023	80,000	72,900
General Motors Corp.(a)		
8.375% 07/15/2033	1,130,000	1,031,125
General Motors Corp. EUR(b)		
8.375% 07/05/2033	40,000	51,114
		2,114,067
Automotive & Parts — 0.1%		
Visteon Corp.		
8.250% 08/01/2010	150,000	148,875
Banks — 2.5%		
Bank of America Corp.		
5.375% 08/15/2011	770,000	766,635
Bank One Corp.		
2.625% 06/30/2008	205,000	199,444
Glitnir Banki HF(c)		
6.330% 07/28/2011	290,000	295,165
Glitnir Banki HF VRN(c)		
6.693% 06/15/2011	420,000	432,589
Hypothekenbank in Essen(c)		
5.000% 01/20/2012	100,000	98,682
ICICI Bank Ltd. VRN(a) (c)		
6.375% 04/30/2022	428,000	406,704
Landsbanki Islands HF(c)		
6.100% 08/25/2011	670,000	678,471
Rabobank Capital Fund II VRN(c)		
5.260% 12/31/2049	10,000	9,590
Rabobank Capital Funding Trust III VRN(c)		
5.254% 12/31/2016	95,000	88,950
RSHB Capital SA for OJSC Russian Agricultural Bank(c)		
6.299% 05/15/2017	790,000	773,252

	Principal Amount	Market Value
Shinsei Finance Cayman Ltd. VRN(c)		
6.418% 07/20/2016	$ 300,000	$ 291,691
Turanalem Finance BV(c)		
8.250% 01/22/2037	1,170,000	1,126,125
Wachovia Capital Trust III VRN		
5.800% 03/15/2042	230,000	228,998
Wachovia Corp.		
5.250% 08/01/2014	990,000	961,672
Wachovia Corp.		
5.625% 10/15/2016	330,000	321,419
Wells Fargo & Co.		
5.300% 08/26/2011	1,070,000	1,062,245
Wells Fargo Capital		
5.950% 12/15/2036	100,000	93,276
		7,834,908
Chemicals — 0.0%		
Georgia Gulf Corp.		
9.500% 10/15/2014	40,000	39,800
Lyondell Chemical Co.		
8.000% 09/15/2014	25,000	25,687
Lyondell Chemical Co.		
8.250% 09/15/2016	15,000	15,675
Westlake Chemicals		
6.625% 01/15/2016	40,000	37,900
		119,062
Coal — 0.0%		
Peabody Energy Corp.		
6.875% 03/15/2013	40,000	39,800
Commercial Services — 0.1%		
Ashtead Capital, Inc.(c)		
9.000% 08/15/2016	31,000	32,472
Di Finance/Dyncorp International, Series B		
9.500% 02/15/2013	45,000	47,869
Hertz Corp.		
8.875% 01/01/2014	80,000	83,400
Service Corp. International(c)		
7.500% 04/01/2027	135,000	127,237
Service Corp. International		
7.625% 10/01/2018	10,000	10,125
Service Corp. International, US		
6.750% 04/01/2016	30,000	28,425
		329,528
Computers — 0.2%		
Electronic Data Systems Corp.		
7.125% 10/15/2009	620,000	638,070

	Principal Amount	Market Value
Sungard Data Systems, Inc.		
9.125% 08/15/2013	$ 50,000	$ 51,187
Sungard Data Systems, Inc.(a)		
10.250% 08/15/2015	35,000	37,012
		726,269
Diversified Financial — 8.0%		
AAC Group Holding Corp. FRN		
0.000% 10/01/2008	40,000	36,000
Aiful Corp.(c)		
5.000% 08/10/2010	320,000	311,910
American Express Co. VRN		
6.800% 09/01/2016	190,000	195,913
Banque Paribas - New York		
6.875% 03/01/2009	110,000	112,510
Citigroup, Inc.		
4.125% 02/22/2010	445,000	431,684
Citigroup, Inc.		
5.100% 09/29/2011	860,000	846,758
Credit Suisse Guernsey, Ltd. VRN		
5.860% 05/15/2017	200,000	192,692
E*TRADE Financial Corp.		
7.375% 09/15/2013	40,000	40,600
El Paso Performance-Linked Trust(c)		
7.750% 07/15/2011	650,000	669,500
Ford Motor Credit Co.		
4.950% 01/15/2008	110,000	109,176
Ford Motor Credit Co.		
7.250% 10/25/2011	80,000	76,995
Ford Motor Credit Co.		
7.375% 10/28/2009	3,075,000	3,052,417
Ford Motor Credit Co.		
7.375% 02/01/2011	130,000	127,004
Ford Motor Credit Co., Series WI FRN		
10.610% 06/15/2011	298,000	321,912
General Electric Capital Corp.		
4.125% 09/01/2009	1,100,000	1,073,368
General Electric Capital Corp.		
4.250% 01/15/2008	230,000	228,690
General Motors Acceptance Corp.		
4.375% 12/10/2007	140,000	138,991
General Motors Acceptance Corp.		
5.125% 05/09/2008	200,000	197,502

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
General Motors Acceptance Corp. 5.625% 05/15/2009	$ 420,000	$ 410,648
General Motors Acceptance Corp. 5.850% 01/14/2009	240,000	236,529
General Motors Acceptance Corp. 6.125% 08/28/2007	1,320,000	1,320,899
General Motors Acceptance Corp. 6.311% 11/30/2007	50,000	49,880
General Motors Acceptance Corp. 8.000% 11/01/2031	3,150,000	3,221,130
GMAC LLC 0.000% 06/15/2015	10,000	5,563
Goldman Sachs Group, Inc. 4.500% 06/15/2010	430,000	419,246
Goldman Sachs Group, Inc. 5.000% 01/15/2011	100,000	98,152
Household Finance Corp. 4.625% 01/15/2008	560,000	557,832
Household Finance Corp. Series 4.125% 11/16/2009	300,000	291,313
HSBC Finance Corp. 4.625% 09/15/2010	460,000	447,665
Idearc, Inc. 8.000% 11/15/2016	225,000	227,250
ILFC E-Capital Trust II VRN(c) 6.250% 12/21/2015	10,000	9,753
JP Morgan Chase & Co. 5.125% 09/15/2014	1,160,000	1,113,902
JP Morgan Chase & Co. 5.150% 10/01/2015	600,000	570,537
Kaupthing Bank(c) 5.750% 10/04/2011	100,000	99,655
Kaupthing Bank (Iceland)(c) 7.125% 05/19/2016	375,000	396,136
Kaupthing Bank FRN(c) 6.045% 04/12/2011	690,000	695,349
Lehman Brothers Holdings 5.250% 02/06/2012	415,000	407,916
Lehman Brothers Holdings, Inc. 5.500% 04/04/2016	240,000	233,016
Morgan Stanley 3.625% 04/01/2008	110,000	108,496
Morgan Stanley 5.625% 01/09/2012	660,000	658,576

	Principal Amount	Market Value
MUFG Capital Finance 1 Ltd. VRN 6.346% 07/25/2016	$ 180,000	$ 176,864
Residential Capital Corp. 6.000% 02/22/2011	720,000	696,698
Residential Capital LLC 6.500% 06/01/2012	230,000	224,432
Resona Preferred Global Securities VRN(c) 7.191% 07/30/2015	455,000	465,242
Sigma Finance, Inc. VRN(c) 8.000% 06/22/2009	890,000	890,000
SLM Corp. 5.000% 10/01/2013	510,000	435,139
SLM Corp. 5.000% 04/15/2015	20,000	16,435
SLM Corp. 5.050% 11/14/2014	120,000	99,789
SLM Corp. 5.375% 05/15/2014	1,070,000	916,916
SLM Corp. 5.625% 08/01/2033	90,000	70,177
SLM Corp., Series X FRN(c) 5.330% 04/18/2008	770,000	765,381
TNK-BP Finance SA(c) 6.625% 03/20/2017	200,000	193,760
TNK-BP Finance SA(c) 7.500% 07/18/2016	400,000	412,400
		25,106,298
Electric — 2.0%		
AES Corp. 7.750% 03/01/2014	328,000	328,820
AES Corp. 8.875% 02/15/2011	10,000	10,537
CE Electric UK Funding Co.(c) 6.995% 12/30/2007	1,000,000	1,006,862
The Cleveland Electric Illuminating Co. 5.700% 04/01/2017	20,000	19,296
Dominion Resources, Inc. 4.750% 12/15/2010	30,000	29,299
Dominion Resources, Inc. 5.700% 09/17/2012	600,000	600,476
Duke Energy Corp. 5.625% 11/30/2012	705,000	704,795
Duke Energy Corp. 6.250% 01/15/2012	50,000	51,323
Edison Mission Energy(c) 7.000% 05/15/2017	150,000	141,375
Edison Mission Energy(c) 7.200% 05/15/2019	200,000	188,000

	Principal Amount	Market Value
Edison Mission Energy(c) 7.625% 05/15/2027	$ 70,000	$ 66,150
Exelon Corp. 5.625% 06/15/2035	530,000	473,499
FirstEnergy Corp., Series B 6.450% 11/15/2011	230,000	235,845
FirstEnergy Corp., Series C 7.375% 11/15/2031	620,000	671,181
NRG Energy, Inc. 7.375% 02/01/2016	80,000	80,200
NRG Energy, Inc. 7.375% 01/15/2017	150,000	150,562
Pacific Gas & Electric Co. 5.800% 03/01/2037	130,000	121,260
Pacific Gas & Electric Co. 6.050% 03/01/2034	375,000	363,258
TXU Corp., Series P 5.550% 11/15/2014	230,000	195,253
TXU Corp., Series Q 6.500% 11/15/2024	60,000	49,611
TXU Corp., Series R 6.550% 11/15/2034	845,000	683,452
		6,171,054
Electronics — 0.0%		
NXP BV / NXP Funding LLC 7.875% 10/15/2014	15,000	14,775
Entertainment — 0.0%		
AMC Entertainment, Inc.(a) 11.000% 02/01/2016	30,000	33,150
Environmental Controls — 0.2%		
Waste Management, Inc. 6.375% 11/15/2012	400,000	409,097
Waste Management, Inc. 6.500% 11/15/2008	90,000	91,016
		500,113
Financial Services — 0.2%		
XX, Note 7.110% 07/01/2012	600,000	599,982
Forest Products & Paper — 0.2%		
Weyerhaeuser Co. 6.750% 03/15/2012	475,000	491,462
Gas — 0.2%		
Intergas Finance BV(c) 6.375% 05/14/2017	790,000	756,425
Health Care – Products — 0.0%		
Fresenius Medical Care Capital Trust II 7.875% 02/01/2008	42,000	42,210

The accompanying notes are an integral part of the financial statements.

(Continued)

	Principal Amount	Market Value
Health Care – Services — 0.4%		
Community Health Systems, Inc.(c)		
8.875% 07/15/2015	$ 190,000	$ 192,612
DaVita, Inc.(c)		
6.625% 03/15/2013	160,000	156,200
HCA, Inc.		
5.750% 03/15/2014	84,000	71,085
HCA, Inc.		
6.250% 02/15/2013	169,000	152,522
HCA, Inc.		
6.375% 01/15/2015	170,000	144,500
HCA, Inc.		
6.500% 02/15/2016	8,000	6,770
HCA, Inc.(c)		
9.125% 11/15/2014	30,000	31,537
HCA, Inc.(c)		
9.250% 11/15/2016	230,000	244,950
HCA, Inc.(c)		
9.625% 11/15/2016	125,000	134,375
Tenet Healthcare Corp.		
9.250% 02/01/2015	174,000	165,300
		1,299,851
Insurance — 0.2%		
American International Group, Inc.		
6.250% 03/15/2037	670,000	633,494
ASIF Global Financing(c)		
4.900% 01/17/2013	20,000	19,385
		652,879
Investment Companies — 0.3%		
Gaz Capital SA(c)(a)		
6.212% 11/22/2016	960,000	935,040
Iron & Steel — 0.0%		
Steel Dynamics, Inc.(c)		
6.750% 04/01/2015	140,000	137,200
Lodging — 0.2%		
Boyd Gaming Corp.		
7.125% 02/01/2016	50,000	48,500
Inn of the Mountain Gods Resort & Casino		
12.000% 11/15/2010	50,000	53,625
MGM Mirage		
6.750% 09/01/2012	10,000	9,550
MGM Mirage		
7.625% 01/15/2017	245,000	233,056
MGM Mirage		
8.375% 02/01/2011	95,000	97,137
Station Casinos, Inc.		
7.750% 08/15/2016	200,000	198,000
		639,868
Manufacturing — 0.6%		
Eastman Kodak Co.		
3.625% 05/15/2008	$ 120,000	$ 116,700
Eastman Kodak Co.		
7.250% 11/15/2013	290,000	290,000
Tyco International Group SA		
6.000% 11/15/2013	310,000	318,319
Tyco International Group SA		
6.125% 11/01/2008	40,000	40,357
Tyco International Group SA		
6.125% 01/15/2009	10,000	10,127
Tyco International Group SA		
6.375% 10/15/2011	470,000	484,176
Tyco International Group SA		
6.750% 02/15/2011	80,000	83,840
Tyco International Group SA		
6.875% 01/15/2029	340,000	392,425
		1,735,944
Media — 1.7%		
AOL Time Warner, Inc.		
6.875% 05/01/2012	600,000	625,962
AOL Time Warner, Inc.		
7.700% 05/01/2032	60,000	64,881
CCH I LLC		
11.000% 10/01/2015	130,000	135,687
Clear Channel Communications, Inc.		
4.250% 05/15/2009	50,000	48,324
Clear Channel Communications, Inc.		
4.625% 01/15/2008	10,000	9,915
Clear Channel Communications, Inc.		
5.500% 09/15/2014	570,000	487,101
Clear Channel Communications, Inc.		
6.250% 03/15/2011	10,000	9,623
Comcast Corp.		
6.500% 01/15/2015	1,405,000	1,440,614
Comcast Corp.		
6.500% 01/15/2017	390,000	398,173
Cox Communications, Inc.		
3.875% 10/01/2008	75,000	73,454
CSC Holdings, Inc.		
7.625% 07/15/2018	55,000	52,250
CSC Holdings, Inc.		
7.875% 02/15/2018	5,000	4,825
DirecTV Holdings LLC/DirecTV Financing Co.		
8.375% 03/15/2013	55,000	57,544
Echostar DBS Corp.		
6.625% 10/01/2014	45,000	42,975
Echostar DBS Corp.		
7.000% 10/01/2013	$ 95,000	$ 93,575
Echostar DBS Corp.		
7.125% 02/01/2016	40,000	39,100
Liberty Media Corp.		
7.875% 07/15/2009	1,240,000	1,286,250
News America, Inc.		
6.200% 12/15/2034	20,000	18,644
Rogers Cable, Inc.		
6.750% 03/15/2015	40,000	41,239
Shaw Communications, Inc.		
7.250% 04/06/2011	20,000	20,600
Sun Media Corp.		
7.625% 02/15/2013	25,000	25,125
Time Warner Entertainment Co., LP		
8.375% 07/15/2033	60,000	69,632
TL Acquisitions, Inc.(c)		
10.500% 01/15/2015	80,000	79,517
Umbella Acquistion, Inc.(c)		
9.750% 03/15/2015	70,000	69,125
		5,194,135
Medical Supplies — 0.1%		
FMC Finance III SA(c)		
6.875% 07/15/2017	240,000	235,200
Mining — 0.3%		
Freeport-McMoran Copper & Gold, Inc.		
8.375% 04/01/2017	250,000	266,875
Vale Overseas Ltd.		
6.875% 11/21/2036	741,000	744,843
		1,011,718
Multi-National — 0.6%		
International Finance Corp.		
4.750% 04/25/2012	2,000,000	1,964,856
Office Equipment/Supplies — 0.0%		
Xerox Corp.		
6.750% 02/01/2017	30,000	30,773
Oil & Gas — 1.9%		
Amerada Hess Corp.		
7.300% 08/15/2031	655,000	702,434
Amerada Hess Corp.		
7.875% 10/01/2029	90,000	101,446
Anadarko Finance Co., Series B		
7.500% 05/01/2031	230,000	247,122
Anadarko Petroleum Corp.		
6.450% 09/15/2036	290,000	278,930
Anadarko Petroleum Corp. FRN		
5.760% 09/15/2009	480,000	480,427

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Chesapeake Energy Corp. 6.375% 06/15/2015	$ 40,000	$ 38,150
Chesapeake Energy Corp. 6.500% 08/15/2017	40,000	37,900
ChevronTexaco Capital Co. 3.500% 09/17/2007	150,000	149,488
Conoco, Inc. 6.950% 04/15/2029	145,000	158,248
Gaz Capital SA(c) 6.510% 03/07/2022	340,000	335,580
Kerr-McGee Corp. 6.950% 07/01/2024	290,000	300,875
Kerr-McGee Corp. 7.875% 09/15/2031	650,000	751,116
OPTI Canada, Inc.(c) 7.875% 12/15/2014	200,000	200,000
Opti Cananda, Inc.(c) 8.250% 12/15/2014	75,000	76,125
Pemex Project Funding Master Trust 6.625% 06/15/2035	550,000	558,250
Petrobras International Finance Co. 6.125% 10/06/2016	550,000	539,000
Pogo Producing Co. 6.625% 03/15/2015	100,000	99,000
Pogo Producing Co. 6.875% 10/01/2017	15,000	14,888
Pride International, Inc. 7.375% 07/15/2014	40,000	40,100
Western Oil Sands, Inc. 8.375% 05/01/2012	70,000	76,563
XTO Energy, Inc. 7.500% 04/15/2012	600,000	645,060
		5,830,702
Oil & Gas Services — 0.1%		
Compagnie Generale de Geophysique-Veritas 7.500% 05/15/2015	35,000	35,000
Compagnie Generale de Geophysique-Veritas 7.750% 05/15/2017	195,000	197,438
Complete Production Services, Inc.(c) 8.000% 12/15/2016	170,000	171,700
		404,138
Packaging & Containers — 0.1%		
Graham Packaging Co.(a) 9.875% 10/15/2014	55,000	55,619
Graham Packaging Co., Inc. 8.500% 10/15/2012	110,000	110,688
		166,307

	Principal Amount	Market Value
Pharmaceuticals — 0.1%		
Wyeth 5.950% 04/01/2037	$ 460,000	$ 439,614
Pipelines — 1.0%		
Dynegy Holdings, Inc.(c) 7.750% 06/01/2019	260,000	241,800
El Paso Corp. 7.000% 06/15/2017	680,000	672,550
El Paso Corp.(a) 7.750% 01/15/2032	84,000	84,614
El Paso Corp. 7.800% 08/01/2031	19,000	19,240
El Paso Natural Gas Co. 8.375% 06/15/2032	349,000	409,237
Kinder Morgan Energy Partners LP 5.000% 12/15/2013	100,000	94,625
Kinder Morgan Energy Partners LP 6.000% 02/01/2017	400,000	391,448
Kinder Morgan Energy Partners LP 6.300% 02/01/2009	60,000	60,644
Kinder Morgan Energy Partners LP 6.750% 03/15/2011	60,000	62,092
Kinder Morgan Energy Partners LP 7.125% 03/15/2012	20,000	21,040
Pacific Energy Partners, LP/Pacific Energy Finance Corp. 7.125% 06/15/2014	20,000	20,692
Semgroup LP(c) 8.750% 11/15/2015	35,000	35,175
Southern Natural Gas Co. 8.000% 03/01/2032	5,000	5,671
Tennessee Gas Pipeline 7.625% 04/01/2037	50,000	54,865
Williams Cos., Inc. 7.750% 06/15/2031	210,000	222,338
Williams Cos., Inc. Series A(a) 7.500% 01/15/2031	645,000	667,575
		3,063,606
Real Estate — 0.0%		
Forest City Enterprises, Inc. 7.625% 06/01/2015	35,000	35,263
Real Estate Investment Trusts (REITS) — 0.0%		
Ventas Realty Corp. REIT 6.500% 06/01/2016	35,000	34,125
Ventas Realty LP Capital Corp. 6.750% 04/01/2017	30,000	29,625
		63,750

	Principal Amount	Market Value
Retail — 0.1%		
Amerigas Partners, LP 7.250% 05/20/2015	$ 30,000	$ 29,700
CVS Corp.(c) 5.298% 01/11/2027	17,675	16,414
Suburban Propane Partners 6.875% 12/15/2013	80,000	77,200
Wal-Mart Stores, Inc. 3.375% 10/01/2008	255,000	248,771
		372,085
Semiconductors — 0.0%		
Freescale Semiconductor, Inc.(c) 8.875% 12/15/2014	45,000	42,975
Telecommunications — 1.4%		
BellSouth Corp. 4.750% 11/15/2012	10,000	9,557
British Telecom PLC FRN 8.625% 12/15/2010	130,000	142,060
Cincinnati Bell, Inc. 7.000% 02/15/2015	60,000	58,800
Citizens Communications Co. 7.125% 03/15/2019	65,000	61,425
Citizens Communications Co. 7.875% 01/15/2027	95,000	92,388
Deutsche Telekom International Finance BV 5.750% 03/23/2016	390,000	380,450
Intelsat Bermuda, Ltd. 9.250% 06/15/2016	40,000	42,500
Koninklijke KPN NV 8.000% 10/01/2010	715,000	765,247
Koninklijke KPN NV 8.375% 10/01/2030	200,000	224,262
Level 3 Financing, Inc.(c) 8.750% 02/15/2017	45,000	44,494
Level 3 Financing, Inc. 9.250% 11/01/2014	50,000	50,500
Qwest Communications International, Inc. 7.500% 02/15/2014	35,000	35,438
Qwest Communications International, Inc. FRN 8.860% 02/15/2009	10,000	10,100
Qwest Corp. 6.875% 09/15/2033	130,000	121,875
Qwest Corp. 7.500% 10/01/2014	55,000	56,375
SBC Communications, Inc. 5.100% 09/15/2014	230,000	219,383

(Continued)

The accompanying notes are an integral part of the financial statements.

91

	Principal Amount	Market Value
Sprint Capital 8.750% 03/15/2032	$ 260,000	$ 292,014
Sprint Capital Corp. 8.375% 03/15/2012	30,000	32,682
Sprint Nextel Corp. 6.000% 12/01/2016	980,000	929,682
Telecom Italia Capital SA 4.950% 09/30/2014	100,000	92,653
Telecom Italia Capital SA 5.250% 10/01/2015	310,000	288,258
Verizon Global Funding Corp. 7.375% 09/01/2012	220,000	236,949
Windsream Corp. 8.625% 08/01/2016	160,000	169,200
		4,356,292
Transportation — 0.0%		
Gulfmark Offshore, Inc. 7.750% 07/15/2014	20,000	20,200
Horizon Lines LLC 9.000% 11/01/2012	65,000	68,738
		88,938
TOTAL CORPORATE DEBT (Cost $76,159,807)		**74,745,925**
NON-U.S. GOVERNMENT AGENCY OBLIGATIONS — 7.6%		
Collateralized Mortgage Obligations — 7.4%		
American Home Mortgage Investment Trust, Series 2005-4, Class 1A1 FRN 5.610% 11/25/2045	464,667	466,048
Countrywide Alternative Loan Trust, Series 2005-24, Class 4A1 FRN 5.550% 07/20/2035	202,232	202,187
Countrywide Alternative Loan Trust, Series 2005-38, Class A3 FRN 5.670% 09/25/2035	129,601	129,821
Countrywide Alternative Loan Trust, Series 2005-44, Class 1A1 FRN 5.650% 10/25/2035	339,571	339,864
Countrywide Alternative Loan Trust, Series 2005-59, Class 1A1 FRN 5.649% 11/20/2035	574,709	575,262
Countrywide Alternative Loan Trust, Series 2005-J12, Class 2A1 FRN 5.590% 08/25/2035	$ 551,727	$ 551,962
Countrywide Home Equity Loan Trust, Series 2005-G, Class 2A FRN 5.550% 12/15/2035	293,106	293,341
Countrywide Home Loan Mortgage Pass Through Trust, Series 2005-R3, Class AF FRN(c) 5.720% 09/25/2035	792,639	795,541
GS Mortgage Securities Corp. II, Series 2005-GG4, Class AABA 4.680% 07/10/2039	200,000	190,798
GSMPS Mortgage Loan Trust, Series 2005-RP3, Class 1AF FRN 5.670% 09/25/2035	539,270	540,203
GSR Mortgage Loan Trust, Series 2005-AR5, Class 2A3 VRN 5.182% 10/25/2035	678,375	670,697
Harborview Mortgage Loan Trust, Series 2006-2, Class 1A VRN 5.441% 02/25/2036	468,331	465,823
HSI Asset Securitization Corp. Trust, Series 2005-I1, Class 2A4 FRN 5.710% 11/25/2035	1,400,000	1,396,424
Impac Secured Assets Corp., Series 2005-2, Class A1 FRN 5.640% 03/25/2036	897,545	898,924
Indymac Index Mortgage Loan Trust, Series 2004-AR12, Class A1 FRN 5.710% 12/25/2034	131,375	132,007
JP Morgan Chase Commercial Mortgage Securities Corp., Series 2005-CB12, Class A4 4.895% 09/12/2037	500,000	469,612
JP Morgan Chase Commercial Mortgage Securities Corp., Series 2005-CB13, Class A4 VRN 5.472% 01/12/2043	100,000	96,740
JP Morgan Chase Commercial Mortgage Securities Corp., Series 2007-LDPX, Class A3 5.420% 01/15/2049	$ 1,110,000	$ 1,070,069
Keycorp Student Loan Trust, Series 2005-A, Class 1A1 FRN 5.378% 12/27/2019	53,959	53,934
LB-UBS Commercial Mortgage Trust, Series 2005-C3, Class A5 4.739% 07/15/2030	140,000	130,364
LB-UBS Commercial Mortgage Trust, Series 2005-C3, Class AAB 4.664% 07/15/2030	100,000	95,257
LB-UBS Commercial Mortgage Trust, Series 2005-C5, Class A4 4.954% 09/15/2040	100,000	94,442
Lehman XS Trust, Series 2006-2N, Class 1A1 FRN 5.580% 02/25/2046	1,023,796	1,025,236
MASTR Adjustable Rate Mortgages Trust, Series 2006-2, Class 3A1 VRN 4.848% 01/25/2036	804,304	790,641
MASTR Reperforming Loan Trust, Series 2005-2, Class 1A1F FRN(c) 5.670% 05/25/2035	535,561	536,462
Merrill Lynch/Countrywide Commercial Mortgage Trust, Series 2007-6, Class A4 VRN 5.485% 03/12/2051	700,000	678,213
Morgan Stanley Mortgage Loan Trust, Series 2006-3AR, Class 2A3 VRN 5.893% 03/25/2036	466,841	466,209
MSDWCC Heloc Trust, Series 2005-1, Class A FRN 5.510% 07/25/2017	21,972	22,003
Origen Manufactured Housing, Series 2005-B, Class A3 5.605% 05/15/2022	3,000,000	2,906,721

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Prime Mortgage Trust, Series 2006-DR1, Class 1A1(c) 5.500% 05/25/2035	$ 994,716	$ 972,437
Prime Mortgage Trust, Series 2006-DR1, Class 1A2(c) 6.000% 05/25/2035	435,178	434,448
Prime Mortgage Trust, Series 2006-DR1, Class 2A2(c) 6.000% 05/25/2035	2,161,503	2,123,339
Washington Mutual, Inc., Series 2005-AR11, Class A1A FRN 5.640% 08/25/2045	593,999	594,437
Washington Mutual, Inc., Series 2005-AR13, Class A1A1 FRN 5.610% 10/25/2045	373,308	373,702
Washington Mutual, Inc., Series 2005-AR15, Class A1A1 FRN 5.580% 11/25/2045	496,037	494,770
Washington Mutual, Inc., Series 2005-AR15, Class A1A2 FRN 5.600% 11/25/2045	496,037	493,575
Washington Mutual, Inc., Series 2005-AR19, Class A1A1 FRN 5.590% 12/25/2045	529,978	530,058
Washington Mutual, Inc., Series 2005-AR19, Class A1A2 FRN 5.610% 12/25/2045	662,473	662,356
Washington Mutual, Inc., Series 2005-AR8, Class 1A1A FRN 5.590% 07/25/2045	119,298	119,377
Washington Mutual, Inc., Series 2005-AR9, Class A1A FRN 5.640% 07/25/2045	413,511	414,209
		23,297,513
Pass-Through Securities — 0.2%		
CVS Corp. Lease. Pass Through(c) 5.880% 01/10/2028	155,234	148,713
CVS Corp. Lease. Pass Through(c) 6.036% 12/10/2028	178,375	172,595

	Principal Amount	Market Value
CVS Corp. Lease. Pass Through(c) 9.350% 01/10/2023	$ 240,000	$ 290,294
		611,602
TOTAL NON-U.S. GOVERNMENT AGENCY OBLIGATIONS (Cost $24,201,656)		**23,909,115**
SOVEREIGN DEBT OBLIGATIONS — 1.0%		
Sovereign		
Bundesrepub Deutschland EUR(b) 3.750% 01/04/2015	710,000	908,796
Republic of Brazil 8.875% 04/15/2024	20,000	24,900
Republic of Brazil 10.125% 05/15/2027	95,000	133,950
Republic of Brazil(a) 11.000% 08/17/2040	624,000	818,376
Russian Federation FRN 7.500% 03/31/2030	292,325	321,996
United Mexican States 6.750% 09/27/2034	847,000	903,326
		3,111,344
TOTAL SOVEREIGN DEBT OBLIGATIONS (Cost $3,072,509)		**3,111,344**
U.S. GOVERNMENT AGENCY OBLIGATIONS — 48.8%		
U.S. Government Agencies Pass-Through Securities		
Federal Home Loan Bank 4.875% 11/18/2011-05/17/2017	1,070,000	1,040,492
Federal Home Loan Bank 5.125% 06/13/2008	50,000	49,896
Federal Home Loan Bank 5.375% 08/19/2011	50,000	50,233
FHLMC 4.375% 11/16/2007	220,000	219,330
FHLMC 4.650% 10/10/2013	700,000	668,051
FHLMC 4.750% 01/18/2011-03/05/2012	820,000	803,075
FHLMC 5.125% 04/18/2011	340,000	338,398
FHLMC 5.250% 02/24/2011	1,060,000	1,052,410
FHLMC 5.300% 05/12/2020	970,000	920,393

	Principal Amount	Market Value
FHLMC 5.625% 03/15/2011-11/23/2035	$ 210,000	$ 200,405
FHLMC 6.750% 09/15/2029	50,000	57,114
FHLMC FRN 5.942% 10/01/2036	1,397,494	1,401,004
FHLMC FRN 6.331% 03/01/2037	1,377,658	1,390,133
FNMA 4.610% 10/10/2013	510,000	485,870
FNMA 5.000% 11/01/2021-08/01/2034	55,991,324	52,961,382
FNMA 5.200% 11/08/2010	440,000	437,660
FNMA 5.500% 01/01/2021-06/01/2037	41,810,724	40,572,262
FNMA 5.625% 05/19/2011	770,000	770,714
FNMA 6.000% 10/01/2035-04/01/2037	24,593,528	24,336,743
FNMA 6.500% 09/01/2035-06/01/2037	10,263,003	10,367,574
FNMA 6.625% 09/15/2009	490,000	504,420
FNMA FRN 6.723% 03/01/2036	899,422	913,554
FNMA TBA(d) 6.000% 07/01/2037	10,000,000	9,889,844
GNMA 6.000% 04/15/2029-05/15/2037	3,740,140	3,724,079
TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS (Cost $155,946,762)		**153,155,036**
U.S. TREASURY OBLIGATIONS — 10.0%		
U.S. Government Agencies		
U.S. Treasury Bond(a) 4.500% 02/15/2036	1,905,000	1,725,216
U.S. Treasury Bond 4.750% 02/15/2037	150,000	141,445
U.S. Treasury Inflation Index 1.875% 07/15/2015	616,041	582,174
U.S. Treasury Inflation Index 2.000% 01/15/2014	961,575	924,091
U.S. Treasury Inflation Index 2.000% 01/15/2016	1,686,274	1,601,686

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
U.S. Treasury Inflation Index 2.000% 01/15/2026	$ 1,394,819	$ 1,262,346
U.S. Treasury Inflation Index 2.375% 01/15/2017	1,085,928	1,060,405
U.S. Treasury Inflation Index 2.375% 01/15/2025	3,594,946	3,455,012
U.S. Treasury Inflation Index 2.375% 01/15/2027	4,702,271	4,514,181
U.S. Treasury Inflation Index 3.375% 04/15/2032	244,425	281,341
U.S. Treasury Inflation Index 3.875% 01/15/2009	113,377	115,171
U.S. Treasury Inflation Index 3.875% 04/15/2029	2,312,365	2,789,218
U.S. Treasury Note 3.000% 02/15/2008	10,000	9,878
U.S. Treasury Note 3.750% 05/15/2008	70,000	69,234
U.S. Treasury Note 4.500% 03/31/2009	130,000	129,086
U.S. Treasury Note 4.500% 05/15/2010	440,000	435,325
U.S. Treasury Note 4.500% 09/30/2011	1,370,000	1,347,845
U.S. Treasury Note(a) 4.500% 03/31/2012	7,540,000	7,401,570
U.S. Treasury Note(a) 4.500% 04/30/2012	2,660,000	2,610,956
U.S. Treasury Note(a) 4.625% 10/31/2011	390,000	385,399
U.S. Treasury Note 4.750% 02/15/2010	370,000	368,584
U.S. Treasury Note 4.750% 03/31/2011	40,000	39,788
U.S. Treasury Note 5.125% 05/15/2016	1,000	1,005
U.S. Treasury Note 6.000% 08/15/2009	100,000	102,172
U.S. Treasury Principal Strips 0.000% 05/15/2030	430,000	133,585
		31,486,713
TOTAL U.S. TREASURY OBLIGATIONS (Cost $32,101,609)		**31,486,713**
TOTAL BONDS & NOTES (Cost $301,805,857)		**296,611,400**

	Principal Amount	Market Value
OPTIONS — 0.2%		
90 Day Eurodollar Futures, December 2007 Call, Expires 12/17/2007, Strike 94	$ 95,000	$ 67,925
Eurodollar Future Options, September 2007 Call, Expires 9/17/07, Strike 94	582,500	390,275
Eurodollar Future Options, September 2007 Call, Expires 9/17/07, Strike 94.5	97,500	16,819
Eurodollar Future Options, September 2007 Call, Expires 9/17/07, Strike 94.75	195,000	4,387
Eurodollar Future Options, September 2007 Put, Expires 9/17/07, Strike 94	32,500	81
U.S. 4 Year Treasury Note (CBT) Futures, September 2007 Call, Expires 0824/2007, Strike 103	78,000	95,063
U.S. 5 Year Treasury Note (CBT) Futures, September 2007 Call, Expires 08/24/2007, Strike 104.5	17,000	5,578
TOTAL OPTIONS (Cost $844,124)		**580,128**
TOTAL LONG TERM INVESTMENTS (Cost $302,844,545)		**297,424,375**
SHORT-TERM INVESTMENTS — 12.5%		
Cash Equivalents — 5.1%(g)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	207,952	207,952
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	519,864	519,864
American Beacon Money Market Fund(e)	583,264	583,264
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	389,898	389,898
Bank of America 5.270% 07/06/2007	519,864	519,864

	Principal Amount	Market Value
Bank of America 5.270% 07/16/2007	$ 103,973	$ 103,973
Bank of America 5.270% 08/17/2007	129,966	129,966
Bank of America 5.300% 09/17/2007	259,932	259,932
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	519,864	519,864
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	129,966	129,966
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	103,973	103,973
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	77,980	77,980
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	493,871	493,871
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	285,925	285,925
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	519,864	519,864
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	103,973	103,973
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	259,932	259,932
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	77,980	77,980
BGI Institutional Money Market Fund(e)	337,912	337,912
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	779,796	779,796
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	259,932	259,932
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	779,796	779,796
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	519,864	519,864
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	519,864	519,864

The accompanying notes are an integral part of the financial statements.

(Continued)

	Principal Amount	Market Value
Dreyfus Institutional Cash Advantage Money Market Fund(e)	$ 155,959	$ 155,959
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	38,557	38,557
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	129,966	129,966
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	129,966	129,966
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	181,952	181,952
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	129,966	129,966
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	103,973	103,973
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	259,932	259,932
Freddie Mac Discount Note 5.155% 07/16/2007	49,083	49,083
Freddie Mac Discount Note 5.185% 07/09/2007	25,624	25,624
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	233,939	233,939
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	259,932	259,932
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	259,397	259,397
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	389,898	389,898
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	519,864	519,864
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	779,796	779,796
Reserve Primary Money Market Fund(e)	516,089	516,089
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	519,864	519,864
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	129,966	129,966
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	$ 519,864	$ 519,864
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	77,980	77,980
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	87,325	87,325
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	363,905	363,905
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	519,864	519,864
Vanguard Prime Money Market Fund(e)	259,932	259,932
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	140,363	140,363
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	519,864	519,864
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	259,932	259,932
		16,047,957
Repurchase Agreements — 7.2%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(h)	22,522,943	22,522,944
U.S. Government Agencies — 0.2%		
FNMA(f) 5.010% 03/17/2008	750,000	722,862
TOTAL SHORT-TERM INVESTMENTS (Cost $39,293,763)		**39,293,763**
TOTAL INVESTMENTS — 107.3% (Cost $342,138,308)(i)		**336,718,138**
Other Assets/ (Liabilities) — (7.3%)		**(22,952,313)**
NET ASSETS — 100.0%		**$313,765,825**

Notes to Portfolio of Investments

EUR - Euro
FRN - Floating Rate Note
TBA - To be announced
VRN - Variable Rate Note

(a) Denotes all or a portion of security on loan. *(Note 2)*.
(b) The principal amount of the security is in foreign currency. The market value is in U.S. dollars.
(c) Securities exempt from registration under rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to a value of $20,302,059 or 6.5% of net assets.
(d) A portion of this security is purchased on a forward commitment basis. *(Note 2)*.
(e) Amount represents shares owned of the fund.
(f) This security is held as collateral for open futures contracts. *(Note 2)*.
(g) Represents investments of security lending collateral. *(Note 2)*.
(h) Maturity value $22,529,514. Collateralized by a U.S. Government Agency obligation with a rate of 5.82%, maturity date of 11/15/2033, and an aggregate market value, including accrued interest, of $23,649,092.
(i) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Strategic Balanced Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 59.7%		
COMMON STOCK — 59.6%		
Advertising — 1.0%		
Interpublic Group of Companies, Inc.(a) (b)	211,600	$ 2,412,240
Aerospace & Defense — 2.4%		
Boeing Co.	23,300	2,281,091
Raytheon Co.	64,200	3,459,738
		5,740,829
Automotive & Parts — 0.1%		
Magna International, Inc. Cl. A(b)	1,590	144,674
Banks — 2.7%		
Bank of America Corp.	71,820	3,511,280
State Street Corp.(b)	43,100	2,948,040
		6,459,320
Biotechnology — 0.4%		
Enzo Biochem, Inc.(a) (b)	56,745	848,338
Building Materials — 0.2%		
Simpson Manufacturing Co., Inc.(b)	13,700	462,238
Chemicals — 1.6%		
The Dow Chemical Co.	36,100	1,596,342
Du Pont (E.I.) de Nemours & Co.	44,500	2,262,380
		3,858,722
Computers — 1.0%		
International Business Machines Corp.	20,300	2,136,575
Socket Communications, Inc.(a)	800	695
Wave Systems Corp. Cl. A(a) (b)	72,067	149,899
		2,287,169
Diversified Financial — 4.6%		
American Express Co.	43,800	2,679,684
Blackstone Group (The), LP(a)	300	8,781
Franklin Resources, Inc.	4,600	609,362
JP Morgan Chase & Co.	78,140	3,785,883
Merrill Lynch & Co., Inc.	38,600	3,226,188
Nuveen Investments, Inc. Cl. A	9,788	608,324
		10,918,222

	Number of Shares	Market Value
Electronics — 0.6%		
Agilent Technologies, Inc.(a)	40,500	$ 1,556,820
Foods — 2.0%		
Kraft Foods, Inc. Cl. A	41,461	1,461,500
Smithfield Foods, Inc.(a)	8,500	261,715
Unilever PLC GBP(c)	32,555	1,048,359
Unilever PLC, Sponsored ADR (United Kingdom)	65,680	2,118,837
		4,890,411
Forest Products & Paper — 0.8%		
Weyerhaeuser Co.	25,200	1,989,036
Health Care – Products — 1.1%		
Johnson & Johnson	41,500	2,557,230
Household Products — 0.8%		
Kimberly-Clark Corp.	28,800	1,926,432
Insurance — 4.8%		
Allied World Assurance Holdings Ltd.	17,530	898,412
American International Group, Inc.	25,500	1,785,765
Chubb Corp.	47,800	2,587,892
The Hartford Financial Services Group, Inc.	15,000	1,477,650
MGIC Investment Corp.(b)	30,600	1,739,916
The PMI Group, Inc.	66,800	2,983,956
		11,473,591
Internet — 0.9%		
Bridgeline Software, Inc.	6,400	32,000
eBay, Inc.(a)	28,300	910,694
VeriSign, Inc.(a) (b)	35,100	1,113,723
		2,056,417
Machinery – Construction & Mining — 1.0%		
Caterpillar, Inc.	30,300	2,372,490
Manufacturing — 2.9%		
Dover Corp.	15,200	777,480
General Electric Co.	80,000	3,062,400
Honeywell International, Inc.	56,400	3,174,192
		7,014,072
Media — 5.8%		
News Corp., Inc., Cl. B(b)	189,200	4,340,248
Pearson PLC GBP	213,600	3,589,869
Time Warner, Inc.	130,500	2,745,720
The Walt Disney Co.	93,900	3,205,746
		13,881,583

	Number of Shares	Market Value
Mining — 1.0%		
Alcoa, Inc.	54,800	$ 2,221,044
AngloGold Ashanti, Ltd. ADR(b)	1,800	68,076
Newmont Mining Corp.	1,700	66,402
		2,355,522
Oil & Gas — 2.8%		
Anadarko Petroleum Corp.	31,500	1,637,685
Chevron Corp.	17,600	1,482,624
ConocoPhillips	8,800	690,800
Exxon Mobil Corp.	14,000	1,174,320
GlobalSantaFe Corp.	23,300	1,683,425
		6,668,854
Oil & Gas Services — 2.0%		
Baker Hughes, Inc.	13,300	1,118,929
BJ Services Co.	30,600	870,264
Halliburton Co.	35,100	1,210,950
Schlumberger Ltd.	18,700	1,588,378
		4,788,521
Pharmaceuticals — 6.1%		
Abbott Laboratories	61,900	3,314,745
Bentley Pharmaceuticals, Inc.(a)	24,920	302,529
Eli Lilly & Co.	23,500	1,313,180
GlaxoSmithKline PLC ADR (United Kingdom)	40,600	2,126,222
Novartis AG ADR (Switzerland)	26,800	1,502,676
Pfizer, Inc.	103,600	2,649,052
Wyeth	57,900	3,319,986
		14,528,390
Pipelines — 0.6%		
The Williams Cos., Inc.	43,700	1,381,794
Retail — 3.1%		
The Gap, Inc.	85,400	1,631,140
The Home Depot, Inc.	58,500	2,301,975
Wal-Mart Stores, Inc.	57,600	2,771,136
Williams-Sonoma, Inc.(b)	20,580	649,916
		7,354,167
Semiconductors — 4.7%		
Applied Materials, Inc.	154,700	3,073,889
Novellus Systems, Inc.(a)	39,200	1,112,104
Samsung Electronics Co. Ltd. GDR (Korea)(d)	5,000	1,531,551
Taiwan Semiconductor Manufacturing Co. Ltd. Sponsored ADR (Taiwan)	179,664	1,999,657

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Texas Instruments, Inc.	83,700	$ 3,149,631
Verigy Ltd.(a)	11,179	319,831
		11,186,663
Software — 1.2%		
Microsoft Corp.	98,800	2,911,636
Telecommunications — 3.4%		
Cisco Systems, Inc.(a)	76,800	2,138,880
Motorola, Inc.	148,900	2,635,530
Vodafone Group PLC Sponsored ADR (United Kingdom)	97,012	3,262,514
		8,036,924
TOTAL COMMON STOCK (Cost $115,246,491)		**142,062,305**
PREFERRED STOCK — 0.1%		
Auto Manufacturers		
General Motors Corp., Series C	4,150	104,269
TOTAL PREFERRED STOCK (Cost $94,916)		**104,269**
TOTAL EQUITIES (Cost $115,341,407)		**142,166,574**

	Principal Amount	Market Value
BONDS & NOTES — 35.3%		
ASSET BACKED SECURITIES — 0.1%		
Home Equity ABS — 0.1%		
Wachovia Asset Securitization, Inc., Series 2002-HE1, Class A FRN		
5.690% 09/27/2032	$ 163,929	164,518
Other ABS — 0.0%		
First Franklin Mortgage Loan Asset Backed Certificates, Series 2004-FF10, Class A2 FRN		
5.720% 12/25/2032	81,436	81,538
TOTAL ASSET BACKED SECURITIES (Cost $246,466)		**246,056**
CORPORATE DEBT — 11.2%		
Advertising — 0.0%		
Lamar Media Corp.		
6.625% 08/15/2015	40,000	37,900

	Principal Amount	Market Value
Aerospace & Defense — 0.0%		
DRS Technologies, Inc.		
6.625% 02/01/2016	$ 20,000	$ 19,300
Agriculture — 0.1%		
Altria Group, Inc.		
7.000% 11/04/2013	225,000	238,646
Reynolds American, Inc.		
6.750% 06/15/2017	65,000	65,912
		304,558
Airlines — 0.1%		
Delta Air Lines, Inc., Series 2000-1, Class A2		
7.570% 11/18/2010	200,000	207,542
Apparel — 0.0%		
Oxford Industries, Inc.		
8.875% 06/01/2011	15,000	15,487
Auto Manufacturers — 0.6%		
DaimlerChrysler NA Holding		
4.050% 06/04/2008	55,000	54,228
DaimlerChrysler NA Holding		
5.750% 05/18/2009	60,000	60,156
DaimlerChrysler NA Holding		
5.875% 03/15/2011	100,000	100,510
DaimlerChrysler NA Holding		
7.200% 09/01/2009	80,000	82,568
Ford Motor Co.		
4.250% 12/15/2036	60,000	75,150
Ford Motor Co.		
6.625% 10/01/2028	50,000	37,375
Ford Motor Co.(b)		
7.450% 07/16/2031	150,000	119,812
General Motors Corp.(b)		
8.375% 07/15/2033	740,000	675,250
General Motors Corp. EUR(c)		
8.375% 07/05/2033	90,000	115,006
		1,320,055
Automotive & Parts — 0.0%		
Visteon Corp.		
8.250% 08/01/2010	50,000	49,625
Banks — 1.1%		
Bank of America Corp.		
5.375% 08/15/2011	280,000	278,776
Bank One Corp.		
2.625% 06/30/2008	545,000	530,230
Glitnir Banki HF(d)		
6.330% 07/28/2011	160,000	162,850
Glitnir Banki HF VRN(d)		
6.693% 06/15/2011	140,000	144,196
Hypothekenbank in Essen(d)		
5.000% 01/20/2012	20,000	19,736

	Principal Amount	Market Value
ICICI Bank Ltd. VRN(d)		
6.375% 04/30/2022	$ 136,000	$ 129,233
ICICI Bank, Ltd. VRN		
6.375% 04/30/2017	100,000	94,900
Landsbanki Islands HF(d)		
6.100% 08/25/2011	280,000	283,540
Rabobank Capital Funding Trust III VRN(d)		
5.254% 12/31/2016	20,000	18,726
RSHB Capital SA for OJSC Russian Agricultural Bank(d)		
6.299% 05/15/2017	200,000	195,760
Shinsei Finance Cayman Ltd. VRN(d)		
6.418% 07/20/2016	100,000	97,230
TuranAlem Finance		
8.250% 01/22/2037	100,000	96,000
Turanalem Finance BV(d)		
8.250% 01/22/2037	360,000	346,500
Wachovia Capital Trust III VRN		
5.800% 03/15/2042	120,000	119,477
Wells Fargo & Co.		
5.300% 08/26/2011	15,000	14,891
Wells Fargo Capital		
5.950% 12/15/2036	100,000	93,276
		2,625,321
Chemicals — 0.0%		
Georgia Gulf Corp.		
9.500% 10/15/2014	10,000	9,950
Lyondell Chemical Co.		
8.000% 09/15/2014	10,000	10,275
Lyondell Chemical Co.		
8.250% 09/15/2016	5,000	5,225
Westlake Chemicals		
6.625% 01/15/2016	15,000	14,212
		39,662
Coal — 0.0%		
Peabody Energy Corp.		
6.875% 03/15/2013	15,000	14,925
Commercial Services — 0.0%		
Ashtead Capital, Inc.(d)		
9.000% 08/15/2016	16,000	16,760
Di Finance/Dyncorp International, Series B		
9.500% 02/15/2013	15,000	15,956
Hertz Corp.		
8.875% 01/01/2014	30,000	31,275
Service Corp. International(d)		
7.500% 04/01/2027	35,000	32,987

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Service Corp. International, US		
6.750% 04/01/2016	$ 15,000	$ 14,212
		111,190
Computers — 0.0%		
Electronic Data Systems Corp.		
7.125% 10/15/2009	10,000	10,291
Sungard Data Systems, Inc.		
9.125% 08/15/2013	10,000	10,237
Sungard Data Systems, Inc.(b)		
10.250% 08/15/2015	15,000	15,862
		36,390
Diversified Financial — 3.5%		
AAC Group Holding Corp. FRN		
0.000% 10/01/2008	15,000	13,500
Aiful Corp.(d)		
5.000% 08/10/2010	100,000	97,472
American Express Co. VRN		
6.800% 09/01/2016	65,000	67,023
Banque Paribas - New York		
6.875% 03/01/2009	170,000	173,880
Citigroup, Inc.		
5.100% 09/29/2011	370,000	364,303
E*TRADE Financial Corp.		
7.375% 09/15/2013	20,000	20,300
El Paso Performance-Linked Trust(d)		
7.750% 07/15/2011	270,000	278,100
Ford Motor Credit Co.		
7.375% 10/28/2009	730,000	724,639
Ford Motor Credit Co.		
7.375% 02/01/2011	120,000	117,235
Ford Motor Credit Co.		
8.000% 12/15/2016	280,000	268,197
Ford Motor Credit Co., Series WI FRN		
10.610% 06/15/2011	551,000	595,214
General Electric Capital Corp.		
4.125% 09/01/2009	150,000	146,368
General Electric Capital Corp.		
4.250% 01/15/2008	110,000	109,374
General Electric Capital Corp., Series A FRN		
5.620% 09/15/2014	380,000	382,222
General Motors Acceptance Corp.		
4.375% 12/10/2007	90,000	89,351
General Motors Acceptance Corp.		
5.125% 05/09/2008	$ 120,000	$ 118,501
General Motors Acceptance Corp.		
5.850% 01/14/2009	130,000	128,120
General Motors Acceptance Corp.		
6.125% 08/28/2007	240,000	240,163
General Motors Acceptance Corp.		
6.311% 11/30/2007	80,000	79,808
General Motors Acceptance Corp.		
8.000% 11/01/2031	1,070,000	1,094,162
Goldman Sachs Group, Inc.		
4.500% 06/15/2010	110,000	107,249
Goldman Sachs Group, Inc.		
5.000% 01/15/2011	80,000	78,521
Household Finance Corp. Series		
4.125% 11/16/2009	375,000	364,141
Idearc, Inc.		
8.000% 11/15/2016	70,000	70,700
ILFC E-Capital Trust II VRN(d)		
6.250% 12/21/2015	190,000	185,315
Kaupthing Bank (Iceland)(d)		
7.125% 05/19/2016	100,000	105,636
Kaupthing Bank FRN(d)		
6.045% 04/12/2011	320,000	322,481
Lehman Brothers Holdings		
5.250% 02/06/2012	190,000	186,757
Morgan Stanley		
3.625% 04/01/2008	50,000	49,316
Morgan Stanley		
5.625% 01/09/2012	190,000	189,590
MUFG Capital Finance 1 Ltd. VRN		
6.346% 07/25/2016	100,000	98,258
Residential Capital Corp.		
6.000% 02/22/2011	70,000	67,735
Residential Capital LLC		
6.500% 06/01/2012	20,000	19,516
Resona Preferred Global Securities VRN(d)		
7.191% 07/30/2015	155,000	158,489
Sigma Finance, Inc. VRN(d)		
8.000% 06/22/2009	280,000	280,000
SLM Corp.		
5.000% 10/01/2013	180,000	153,579
SLM Corp.		
5.000% 04/15/2015	10,000	8,218
SLM Corp.		
5.050% 11/14/2014	$ 40,000	$ 33,263
SLM Corp.		
5.375% 05/15/2014	285,000	244,225
SLM Corp.		
5.625% 08/01/2033	40,000	31,190
SLM Corp. FRN		
3.900% 04/01/2009	20,000	18,728
SLM Corp., Series X FRN(d)		
5.330% 04/18/2008	240,000	238,560
TNK-BP Finance SA(d)		
7.500% 07/18/2016	170,000	175,270
		8,294,669
Electric — 0.9%		
AES Corp.		
7.750% 03/01/2014	652,000	653,630
AES Corp.		
8.875% 02/15/2011	10,000	10,537
The Cleveland Electric Illuminating Co.		
5.700% 04/01/2017	5,000	4,824
Dominion Resources, Inc.		
4.750% 12/15/2010	40,000	39,065
Dominion Resources, Inc.(b)		
5.700% 09/17/2012	165,000	165,131
Duke Energy Corp.		
5.625% 11/30/2012	145,000	144,958
Duke Energy Corp.		
6.250% 01/15/2012	80,000	82,117
Edison Mission Energy(d)		
7.000% 05/15/2017	50,000	47,125
Edison Mission Energy(d)		
7.200% 05/15/2019	60,000	56,400
Edison Mission Energy(d)		
7.625% 05/15/2027	20,000	18,900
Exelon Corp.		
5.625% 06/15/2035	30,000	26,802
FirstEnergy Corp., Series B		
6.450% 11/15/2011	60,000	61,525
FirstEnergy Corp., Series C		
7.375% 11/15/2031	240,000	259,812
NRG Energy, Inc.		
7.250% 02/01/2014	10,000	10,025
NRG Energy, Inc.		
7.375% 02/01/2016	20,000	20,050
NRG Energy, Inc.		
7.375% 01/15/2017	40,000	40,150
Pacific Gas & Electric Co.		
5.800% 03/01/2037	10,000	9,328
Pacific Gas & Electric Co.		
6.050% 03/01/2034	160,000	154,990
TXU Corp., Series P		
5.550% 11/15/2014	60,000	50,936

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
TXU Corp., Series Q		
6.500% 11/15/2024	$ 140,000	$ 115,760
TXU Corp., Series R		
6.550% 11/15/2034	290,000	234,558
		2,206,623
Electronics — 0.0%		
NXP BV / NXP Funding LLC		
7.875% 10/15/2014	5,000	4,925
Entertainment — 0.0%		
AMC Entertainment, Inc.(b)		
11.000% 02/01/2016	15,000	16,575
Environmental Controls — 0.1%		
Waste Management, Inc.		
6.375% 11/15/2012	115,000	117,615
Waste Management, Inc.		
6.500% 11/15/2008	30,000	30,339
		147,954
Forest Products & Paper — 0.1%		
Weyerhaeuser Co.		
6.750% 03/15/2012	175,000	181,065
Gas — 0.1%		
Intergas Finance BV(d)		
6.375% 05/14/2017	240,000	229,800
Health Care – Products — 0.0%		
Fresenius Medical Care		
Capital Trust II		
7.875% 02/01/2008	16,000	16,080
Health Care – Services — 0.4%		
Community Health		
Systems, Inc.(d)		
8.875% 07/15/2015	60,000	60,825
DaVita, Inc.(d)		
6.625% 03/15/2013	60,000	58,575
HCA, Inc.		
6.250% 02/15/2013	132,000	119,130
HCA, Inc.		
6.375% 01/15/2015	320,000	272,000
HCA, Inc.		
6.500% 02/15/2016	34,000	28,772
HCA, Inc.		
7.500% 11/06/2033	20,000	16,950
HCA, Inc.		
7.690% 06/15/2025	10,000	8,698
HCA, Inc.(d)		
9.125% 11/15/2014	10,000	10,512
HCA, Inc.(d)		
9.250% 11/15/2016	90,000	95,850
HCA, Inc.(d)		
9.625% 11/15/2016	30,000	32,250

	Principal Amount	Market Value
Tenet Healthcare Corp.		
9.250% 02/01/2015	$ 318,000	$ 302,100
		1,005,662
Insurance — 0.0%		
ASIF Global Financing(d)		
4.900% 01/17/2013	20,000	19,385
Investment Companies — 0.2%		
Gaz Capital SA(b) (d)		
6.212% 11/22/2016	400,000	389,600
Iron & Steel — 0.0%		
Steel Dynamics, Inc.(d)		
6.750% 04/01/2015	45,000	44,100
Lodging — 0.1%		
Boyd Gaming Corp.		
7.125% 02/01/2016	20,000	19,400
Inn of the Mountain Gods		
Resort & Casino		
12.000% 11/15/2010	20,000	21,450
MGM Mirage		
6.625% 07/15/2015	5,000	4,544
MGM Mirage		
7.625% 01/15/2017	55,000	52,319
MGM Mirage		
8.375% 02/01/2011	40,000	40,900
Station Casinos, Inc.		
7.750% 08/15/2016	55,000	54,450
		193,063
Manufacturing — 0.3%		
Eastman Kodak Co.		
3.625% 05/15/2008	140,000	136,150
Eastman Kodak Co.		
7.250% 11/15/2013	240,000	240,000
Tyco International Group SA		
6.125% 11/01/2008	10,000	10,089
Tyco International Group SA		
6.375% 10/15/2011	220,000	226,635
Tyco International Group SA		
6.750% 02/15/2011	30,000	31,440
Tyco International Group SA		
6.875% 01/15/2029	160,000	184,671
		828,985
Media — 1.0%		
AOL Time Warner, Inc.		
6.875% 05/01/2012	355,000	370,361
CCH I LLC		
11.000% 10/01/2015	40,000	41,750
Clear Channel		
Communications, Inc.		
4.250% 05/15/2009	50,000	48,324

	Principal Amount	Market Value
Clear Channel		
Communications, Inc.		
4.625% 01/15/2008	$ 10,000	$ 9,915
Clear Channel		
Communications, Inc.		
5.500% 09/15/2014	150,000	128,185
Comcast Corp.		
6.500% 01/15/2015	255,000	261,464
Comcast Corp.		
6.500% 01/15/2017	140,000	142,934
Cox Communications, Inc.		
3.875% 10/01/2008	120,000	117,526
CSC Holdings, Inc.		
7.625% 07/15/2018	25,000	23,750
DirecTV Holdings		
LLC/DirecTV Financing Co.		
8.375% 03/15/2013	25,000	26,156
Echostar DBS Corp.		
6.625% 10/01/2014	20,000	19,100
Echostar DBS Corp.		
7.000% 10/01/2013	20,000	19,700
Echostar DBS Corp.		
7.125% 02/01/2016	15,000	14,662
Liberty Media Corp.		
7.875% 07/15/2009	1,000,000	1,037,298
Rogers Cable, Inc.		
6.750% 03/15/2015	20,000	20,620
Shaw Communications, Inc.		
7.200% 12/15/2011	10,000	10,350
Sun Media Corp.		
7.625% 02/15/2013	10,000	10,050
TL Acquisitions, Inc.(d)		
10.500% 01/15/2015	30,000	29,819
Umbella Acquistion, Inc.(d)		
9.750% 03/15/2015	20,000	19,750
		2,351,714
Medical Supplies — 0.0%		
FMC Finance III SA(d)		
6.875% 07/15/2017	70,000	68,600
Mining — 0.1%		
Freeport-McMoran		
Copper & Gold, Inc.		
8.375% 04/01/2017	70,000	74,725
Vale Overseas Ltd.		
6.875% 11/21/2036	230,000	231,193
		305,918
Multi-National — 0.4%		
International Finance Corp.		
4.750% 04/25/2012	1,000,000	982,428
Office Equipment/Supplies — 0.0%		
Xerox Corp.		
6.750% 02/01/2017	10,000	10,258

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Oil & Gas — 0.8%		
Amerada Hess Corp.		
7.300% 08/15/2031	$ 190,000	$ 203,760
Amerada Hess Corp.		
7.875% 10/01/2029	30,000	33,815
Anadarko Finance Co.		
6.750% 05/01/2011	35,000	36,137
Anadarko Finance Co., Series B		
7.500% 05/01/2031	10,000	10,744
Anadarko Petroleum Corp.		
6.450% 09/15/2036	140,000	134,656
Anadarko Petroleum Corp. FRN		
5.760% 09/15/2009	200,000	200,178
Chesapeake Energy Corp.		
6.375% 06/15/2015	5,000	4,769
Chesapeake Energy Corp.		
6.500% 08/15/2017	20,000	18,950
Conoco Funding Co.		
6.350% 10/15/2011	40,000	41,245
Conoco, Inc.		
6.950% 04/15/2029	50,000	54,568
ConocoPhillips Co.		
4.750% 10/15/2012	150,000	145,335
Gaz Capital SA(d)		
6.510% 03/07/2022	110,000	108,570
Kerr-McGee Corp.		
6.950% 07/01/2024	20,000	20,750
Kerr-McGee Corp.		
7.875% 09/15/2031	265,000	306,224
OPTI Canada, Inc.(d)		
7.875% 12/15/2014	70,000	70,000
Opti Cananda, Inc.(d)		
8.250% 12/15/2014	20,000	20,300
Pemex Project Funding Master Trust		
6.625% 06/15/2035	100,000	101,500
Petrobras International Finance Co.		
6.125% 10/06/2016	160,000	156,800
Pogo Producing Co.		
6.625% 03/15/2015	30,000	29,700
Pogo Producing Co.(b)		
6.875% 10/01/2017	5,000	4,962
Pride International, Inc.		
7.375% 07/15/2014	15,000	15,038
Western Oil Sands, Inc.		
8.375% 05/01/2012	25,000	27,344
XTO Energy, Inc.		
7.500% 04/15/2012	50,000	53,755
		1,799,100
Oil & Gas Services — 0.1%		
Compagnie Generale de Geophysique-Veritas		
7.500% 05/15/2015	10,000	10,000

	Principal Amount	Market Value
Compagnie Generale de Geophysique-Veritas		
7.750% 05/15/2017	$ 60,000	$ 60,750
Complete Production Services, Inc.(d)		
8.000% 12/15/2016	50,000	50,500
		121,250
Packaging & Containers — 0.0%		
Graham Packaging Co.(b)		
9.875% 10/15/2014	20,000	20,225
Graham Packaging Co., Inc.		
8.500% 10/15/2012	30,000	30,188
		50,413
Pharmaceuticals — 0.1%		
Wyeth		
5.950% 04/01/2037	130,000	124,239
Pipelines — 0.4%		
Dynegy Holdings, Inc.(d)		
7.750% 06/01/2019	80,000	74,400
El Paso Corp.		
7.000% 06/15/2017	210,000	207,699
El Paso Corp.		
7.750% 01/15/2032	15,000	15,110
El Paso Corp.		
7.800% 08/01/2031	57,000	57,721
El Paso Natural Gas Co.		
8.375% 06/15/2032	168,000	196,996
Kinder Morgan Energy Partners LP		
5.000% 12/15/2013	30,000	28,388
Kinder Morgan Energy Partners LP		
6.000% 02/01/2017	40,000	39,145
Kinder Morgan Energy Partners LP		
6.300% 02/01/2009	30,000	30,322
Kinder Morgan Energy Partners LP		
6.750% 03/15/2011	40,000	41,395
Pacific Energy Partners, LP/Pacific Energy Finance Corp.		
7.125% 06/15/2014	5,000	5,173
Semgroup LP(d)		
8.750% 11/15/2015	10,000	10,050
Southern Natural Gas Co.		
8.000% 03/01/2032	10,000	11,341
Tennessee Gas Pipeline		
7.625% 04/01/2037	30,000	32,919
Williams Cos., Inc. Series A(b)		
7.500% 01/15/2031	220,000	227,700
		978,359

	Principal Amount	Market Value
Real Estate — 0.0%		
Forest City Enterprises, Inc.		
7.625% 06/01/2015	$ 15,000	$ 15,113
Real Estate Investment Trusts (REITS) — 0.0%		
Ventas Realty Corp. REIT		
6.500% 06/01/2016	15,000	14,625
Ventas Realty LP Capital Corp.		
6.750% 04/01/2017	10,000	9,875
		24,500
Retail — 0.0%		
Amerigas Partners, LP		
7.250% 05/20/2015	10,000	9,900
Suburban Propane Partners		
6.875% 12/15/2013	35,000	33,775
		43,675
Semiconductors — 0.0%		
Freescale Semiconductor, Inc.(d)		
8.875% 12/15/2014	15,000	14,325
Sovereign — 0.0%		
Export-Import Bank of Korea(d)		
5.250% 02/10/2014	5,000	4,857
Telecommunications — 0.6%		
BellSouth Corp.		
4.750% 11/15/2012	10,000	9,557
British Telecom PLC FRN		
8.625% 12/15/2010	160,000	174,843
Cincinnati Bell, Inc.		
7.000% 02/15/2015	25,000	24,500
Citizens Communications Co.		
7.125% 03/15/2019	20,000	18,900
Citizens Communications Co.		
7.875% 01/15/2027	25,000	24,313
Deutsche Telekom International Finance BV		
5.750% 03/23/2016	75,000	73,163
Intelsat Bermuda, Ltd.		
9.250% 06/15/2016	15,000	15,938
Koninklijke KPN NV		
8.000% 10/01/2010	180,000	192,650
Koninklijke KPN NV		
8.375% 10/01/2030	125,000	140,164
Level 3 Financing, Inc.(d)		
8.750% 02/15/2017	15,000	14,831
Level 3 Financing, Inc.		
9.250% 11/01/2014	20,000	20,200
Qwest Communications International, Inc.		
7.500% 02/15/2014	30,000	30,375

The accompanying notes are an integral part of the financial statements.

(Continued)

	Principal Amount	Market Value
Qwest Corp.		
6.875% 09/15/2033	$ 10,000	$ 9,375
SBC Communications, Inc.		
5.100% 09/15/2014	120,000	114,461
Sprint Capital		
8.750% 03/15/2032	120,000	134,776
Sprint Capital Corp.		
8.375% 03/15/2012	50,000	54,470
Telecom Italia Capital SA		
4.950% 09/30/2014	120,000	111,183
U.S. West Communications, Inc.		
5.625% 11/15/2008	30,000	29,888
Verizon Global Funding Corp.		
7.375% 09/01/2012	60,000	64,623
Windsream Corp.		
8.625% 08/01/2016	45,000	47,588
		1,305,798
Transportation — 0.0%		
Gulfmark Offshore, Inc.		
7.750% 07/15/2014	10,000	10,100
Horizon Lines LLC		
9.000% 11/01/2012	25,000	26,438
		36,538
TOTAL CORPORATE DEBT (Cost $27,020,159)		**26,597,526**
NON-U.S. GOVERNMENT AGENCY OBLIGATIONS — 2.9%		
Collateralized Mortgage Obligations — 2.8%		
Amresco Residential Securities Mortgage Loan Trust, Series 1997-3, Class M1A FRN		
5.875% 09/25/2027	64,181	64,198
Bear Stearns Adjustable Rate Mortgage Trust, Series 2004-4, Class A6 VRN		
3.516% 06/25/2034	400,000	389,115
Countrywide Home Equity Loan Trust, Series 2005-G, Class 2A FRN		
5.550% 12/15/2035	329,744	330,009
CRIIMI MAE Commercial Mortgage Trust, Series 1998-C1, Class A2(d)		
7.000% 06/02/2033	67,653	67,907
Greenpoint Mortgage Funding Trust, Series 2005-HE4, Class 2A1A FRN		
5.540% 07/25/2030	117,492	117,657
GS Mortgage Securities Corp. II, Series 2005-GG4, Class AABA		
4.680% 07/10/2039	$ 300,000	$ 286,197
Harborview Mortgage Loan Trust, Series 2006-2, Class 1A VRN		
5.441% 02/25/2036	156,110	155,274
Indymac Index Mortgage Loan Trust, Series 2005-AR15, Class A2 VRN		
5.099% 09/25/2035	137,094	133,502
JP Morgan Chase Commercial Mortgage Securities Corp., Series 2005-CB12, Class A4		
4.895% 09/12/2037	600,000	563,535
JP Morgan Chase Commercial Mortgage Securities Corp., Series 2007-LDPX, Class A3		
5.420% 01/15/2049	300,000	289,208
Keycorp Student Loan Trust, Series 2005-A, Class 1A1 FRN		
5.378% 12/27/2019	356,960	356,793
LB-UBS Commercial Mortgage Trust, Series 2005-C3, Class A5		
4.739% 07/15/2030	210,000	195,546
LB-UBS Commercial Mortgage Trust, Series 2005-C3, Class AAB		
4.664% 07/15/2030	200,000	190,514
LB-UBS Commercial Mortgage Trust, Series 2005-C5, Class A4		
4.954% 09/15/2040	200,000	188,885
Mach One Trust Commercial Mortgage-Backed, Series 2004-1A, Class X, IO VRN(d)		
1.623% 05/28/2040	2,344,691	79,157
MASTR Adjustable Rate Mortgages Trust, Series 2005-1, Class 1A3(d)		
7.000% 08/25/2034	276,518	281,945
Merrill Lynch/Countrywide Commercial Mortgage Trust, Series 2007-6, Class A4 VRN		
5.485% 03/12/2051	$ 200,000	$ 193,775
MLCC Mortgage Investors, Inc., Series 2004-B, Class A3 FRN		
7.068% 05/25/2029	143,314	144,692
Morgan Stanley Mortgage Loan Trust, Series 2007-11AR, Class 2A3		
6.639% 06/25/2037	400,000	404,544
MSDWCC Heloc Trust, Series 2005-1, Class A FRN		
5.510% 07/25/2017	364,103	364,615
Mutual Fund Fee Trust, Series 2000-3		
9.070% 07/01/2008	657,437	47,993
Option One Mortgage Loan Trust, Series 2003-3, Class A1 FRN		
5.610% 06/25/2033	377,989	378,461
Prime Mortgage Trust, Series 2006-DR1, Class 1A1(d)		
5.500% 05/25/2035	361,715	353,614
Prime Mortgage Trust, Series 2006-DR1, Class 1A2(d)		
6.000% 05/25/2035	174,071	173,779
Prime Mortgage Trust, Series 2006-DR1, Class 2A2(d)		
6.000% 05/25/2035	563,870	553,915
Residential Asset Mortgage Products, Inc., Series 2002-RS4, Class A11 FRN		
5.640% 08/25/2032	7,340	7,342
Terwin Mortgage Trust, Series 2006-10SL, Class A1		
4.750% 10/25/2037	149,983	146,530
UCFC Home Equity Loan, Series 1998-D, Class MF1		
6.905% 04/15/2030	74,862	74,686

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2004-RA1, Class 2A		
7.000% 03/25/2034	$ 173,655	$ 175,026
		6,708,414
Pass-Through Securities — 0.1%		
CVS Corp. Lease. Pass Through(d)		
5.880% 01/10/2028	32,017	30,672
CVS Corp. Lease. Pass Through(d)		
6.036% 12/10/2028	36,655	35,468
CVS Corp. Lease. Pass Through(d)		
9.350% 01/10/2023	100,000	120,956
		187,096
TOTAL NON-U.S. GOVERNMENT AGENCY OBLIGATIONS (Cost $7,319,393)		**6,895,510**
SOVEREIGN DEBT OBLIGATIONS — 0.5%		
Sovereign		
Bundesrepub Deutschland EUR(c)		
3.750% 01/04/2015	320,000	409,598
Canada Government CAD(c)		
4.000% 12/01/2031	73,253	94,522
Republic of Brazil		
10.125% 05/15/2027	15,000	21,150
Republic of Brazil(b)		
11.000% 08/17/2040	206,000	270,169
Russian Federation FRN		
7.500% 03/31/2030	42,018	46,282
United Mexican States(b)		
6.750% 09/27/2034	329,000	350,879
		1,192,600
TOTAL SOVEREIGN DEBT OBLIGATIONS (Cost $1,107,230)		**1,192,600**
U.S. GOVERNMENT AGENCY OBLIGATIONS — 17.6%		
Pass-Through Securities		
Federal Home Loan Bank		
5.125% 06/13/2008	110,000	109,770
FHLMC		
4.650% 10/10/2013	760,000	725,312
FHLMC		
5.625% 11/23/2035	140,000	131,678
FHLMC		
5.920% 04/01/2037	903,852	904,928

	Principal Amount	Market Value
FHLMC		
6.750% 09/15/2029	$ 100,000	$ 114,227
FNMA		
5.000% 09/01/2021-02/01/2036	16,715,996	15,810,003
FNMA		
5.500% 08/01/2021-02/01/2037	12,992,749	12,599,388
FNMA		
6.000% 08/01/2031-03/01/2037	6,711,281	6,644,689
FNMA		
6.500% 06/01/2036-06/01/2037	3,171,365	3,204,805
FNMA, FRN		
7.024% 11/01/2035	72,432	73,766
FNMA, FRN		
7.026% 11/01/2035	138,966	141,526
FNMA, FRN		
7.028% 11/01/2035	144,563	147,223
FNMA, FRN		
7.036% 11/01/2035	144,477	147,137
FNMA, FRN		
7.038% 11/01/2035	138,847	141,428
GNMA		
6.000% 01/15/2032-03/15/2033	1,075,320	1,073,277
GNMA		
6.500% 10/15/2032	68,280	69,795
TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS (Cost $42,908,940)		**42,038,952**
U.S. TREASURY OBLIGATIONS — 3.0%		
U.S. Government Agencies		
U.S. Treasury Bond(b)		
4.500% 02/15/2036	685,000	620,353
U.S. Treasury Bond(b)		
4.750% 02/15/2037	230,000	216,883
U.S. Treasury Inflation Index		
1.875% 07/15/2015	201,807	190,712
U.S. Treasury Inflation Index		
2.000% 01/15/2014	614,961	590,989
U.S. Treasury Inflation Index		
2.000% 01/15/2016	166,546	158,191
U.S. Treasury Inflation Index		
2.000% 01/15/2026	458,000	414,502
U.S. Treasury Inflation Index		
2.375% 01/15/2017	348,316	340,130
U.S. Treasury Inflation Index		
2.375% 01/15/2025	964,498	926,955
U.S. Treasury Inflation Index		
2.375% 01/15/2027	1,434,244	1,376,874

	Principal Amount	Market Value
U.S. Treasury Inflation Index		
3.375% 04/15/2032	$ 81,475	$ 93,780
U.S. Treasury Inflation Index		
3.875% 01/15/2009	37,792	38,390
U.S. Treasury Inflation Index		
3.875% 04/15/2029	879,704	1,061,116
U.S. Treasury Note(b)		
4.375% 11/15/2008	60,000	59,522
U.S. Treasury Note		
4.500% 03/31/2009	70,000	69,508
U.S. Treasury Note		
4.500% 11/30/2011	40,000	39,331
U.S. Treasury Note(b)		
4.500% 03/31/2012	50,000	49,082
U.S. Treasury Note(b)		
4.500% 04/30/2012	70,000	68,709
U.S. Treasury Note		
4.500% 05/15/2017	10,000	9,589
U.S. Treasury Note		
4.625% 12/31/2011	740,000	730,981
U.S. Treasury Note		
4.750% 02/15/2010	140,000	139,464
U.S. Treasury Note		
6.000% 08/15/2009	50,000	51,086
U.S. Treasury Strips		
0.000% 05/15/2030	130,000	40,386
		7,286,533
TOTAL U.S. TREASURY OBLIGATIONS (Cost $7,503,894)		**7,286,533**
TOTAL BONDS & NOTES (Cost $86,106,081)		**84,257,177**
OPTIONS — 0.1%		
Eurodollar Future Options, September 2007 Call, Expires 9/17/07, Strike 94	192,500	128,975
Eurodollar Future Options, September 2007 Call, Expires 9/17/07, Strike 94.5	45,000	7,762
Eurodollar Future Options, September 2007 Call, Expires 9/17/07, Strike 94.75	45,000	1,012
Eurodollar Future Options, September 2007 Put, Expires 9/17/07, Strike 94	5,000	13
TOTAL OPTIONS (Cost $179,450)		**137,762**
TOTAL LONG TERM INVESTMENTS (Cost $201,626,938)		**226,561,513**

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 8.6%		
Cash Equivalents — 5.6%(h)		
Abbey National PLC		
Eurodollar Time Deposit		
5.280% 07/05/2007	$ 172,685	$ 172,685
Abbey National PLC		
Eurodollar Time Deposit		
5.285% 07/09/2007	431,703	431,703
American Beacon		
Money Market Fund(e)	484,351	484,351
Banco Bilbao Vizcaya		
Argentaria SA		
Eurodollar Time Deposit		
5.300% 08/10/2007	323,778	323,778
Bank of America		
5.270% 07/06/2007	431,703	431,703
Bank of America		
5.270% 07/16/2007	86,340	86,340
Bank of America		
5.270% 08/17/2007	107,926	107,926
Bank of America		
5.300% 09/17/2007	215,852	215,852
Bank of Ireland		
Eurodollar Time Deposit		
5.300% 08/13/2007	431,703	431,703
Bank of Montreal		
Eurodollar Time Deposit		
5.280% 07/03/2007	107,926	107,926
Bank of Montreal		
Eurodollar Time Deposit		
5.290% 07/02/2007	86,340	86,340
Bank of Montreal		
Eurodollar Time Deposit		
5.310% 08/14/2007	64,755	64,755
Bank of Nova Scotia		
Eurodollar Time Deposit		
5.280% 07/09/2007	410,118	410,118
Bank Of Nova Scotia		
Eurodollar Time Deposit		
5.285% 07/11/2007	237,437	237,437
Barclays		
Eurodollar Time Deposit		
5.290% 07/06/2007	431,703	431,703
Barclays		
Eurodollar Time Deposit		
5.295% 07/16/2007	86,340	86,340
Barclays		
Eurodollar Time Deposit		
5.320% 09/04/2007	215,852	215,852
Bear Stearns & Co		
Commercial Paper		
5.435% 07/10/2007	64,755	64,755
BGI Institutional		
Money Market Fund(e)	280,608	280,608

	Principal Amount	Market Value
BNP Paribas		
Eurodollar Time Deposit		
5.350% 07/02/2007	$ 647,555	$ 647,555
Calyon		
Eurodollar Time Deposit		
5.290% 07/17/2007	215,852	215,852
Calyon		
Eurodollar Time Deposit		
5.380% 07/02/2007	647,555	647,555
Canadian Imperial		
Bank of Commerce		
Eurodollar Time Deposit		
5.300% 07/30/2007	431,703	431,703
Dexia Group		
Eurodollar Time Deposit		
5.290% 08/08/2007	431,703	431,703
Dreyfus Institutional		
Cash Advantage		
Money Market Fund(e)	129,511	129,511
Federal Home Loan Bank		
Discount Note		
5.174% 07/20/2007	32,018	32,018
First Tennessee		
National Corp.		
Eurodollar Time Deposit		
5.300% 07/18/2007	107,926	107,926
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/06/2007	107,926	107,926
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/09/2007	151,096	151,096
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/20/2007	107,926	107,926
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/26/2007	86,340	86,340
Fortis Bank		
Eurodollar Time Deposit		
5.350% 07/05/2007	215,852	215,852
Freddie Mac Discount Note		
5.155% 07/16/2007	40,759	40,759
Freddie Mac Discount Note		
5.185% 07/09/2007	21,279	21,279
Morgan Stanley & Co		
Commercial Paper		
5.445% 08/01/2007	194,266	194,266
National Australia Bank		
Eurodollar Time Deposit		
5.320% 07/02/2007	215,852	215,852
Nationwide Building		
Society Commercial Paper		
5.301% 07/09/2007	215,408	215,408

	Principal Amount	Market Value
Rabobank Nederland		
Eurodollar Time Deposit		
5.280% 07/05/2007	$ 323,778	$ 323,778
Rabobank Nederland		
Eurodollar Time Deposit		
5.290% 07/16/2007	431,703	431,703
Rabobank Nederland		
Eurodollar Time Deposit		
5.330% 07/02/2007	647,555	647,555
Reserve Primary		
Money Market Fund(e)	428,568	428,568
Royal Bank of Canada		
Eurodollar Time Deposit		
5.305% 08/30/2007	431,703	431,703
Royal Bank of Scotland		
Eurodollar Time Deposit		
5.270% 07/11/2007	107,926	107,926
Skandinaviska Enskilda		
Banken AB		
Eurodollar Time Deposit		
5.290% 07/13/2007	431,703	431,703
Skandinaviska Enskilda		
Banken AB		
Eurodollar Time Deposit		
5.290% 07/19/2007	64,755	64,755
Svenska Handlesbanken		
Eurodollar Time Deposit		
5.300% 07/02/2007	72,516	72,516
UBS AG		
Eurodollar Time Deposit		
5.277% 07/05/2007	302,193	302,193
UBS AG		
Eurodollar Time Deposit		
5.285% 07/05/2007	431,703	431,703
Vanguard Prime		
Money Market Fund(e)	215,852	215,852
Wells Fargo		
Eurodollar Time Deposit		
5.260% 07/02/2007	116,560	116,560
Wells Fargo		
Eurodollar Time Deposit		
5.280% 07/11/2007	431,703	431,703
Wells Fargo		
Eurodollar Time Deposit		
5.280% 07/12/2007	215,852	215,852
		13,326,472
Certificates of Deposit — 0.1%		
Deutsche Bank AG CD		
5.500% 07/02/2007	300,000	300,000
Repurchase Agreements — 2.8%		
Investors Bank & Trust		
Company Repurchase		
Agreement, dated		
6/29/2007, 3.50%,		
due 7/02/2007(g)	6,708,940	6,708,940

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
U.S. Government Agencies — 0.1%		
FNMA(f)		
5.000% 03/17/2008	$ 20,000	$ 19,269
FNMA(f)		
5.010% 03/17/2008	125,000	120,373
		139,642
TOTAL SHORT-TERM INVESTMENTS (Cost $20,475,054)		**20,475,054**
TOTAL INVESTMENTS — 103.7% (Cost $222,101,992)(i)		247,036,567
Other Assets/ (Liabilities) — (3.7%)		(8,726,475)
NET ASSETS — 100.0%		**$238,310,092**

Notes to Portfolio of Investments

ADR - American Depository Receipt
CAD - Canadian Dollar
EUR - Euro
FRN - Floating Rate Note
GBP - British Pound
GDR - Global Depository Receipt
VRN - Variable Rate Note

(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) The principal amount of the security is in foreign currency. The market value is in U.S. dollars.
(d) Securities exempt from registration under rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to a value of $8,067,129 or 3.4% of net assets.
(e) Amount represents shares owned of the fund.
(f) This security is held as collateral for open futures contracts. *(Note 2)*.
(g) Maturity value of $6,710,896. Collaterized by a U.S. Government Agency obligation with a rate of 7.875%, maturity date of 2/25/2030, and an aggregate market value, including accrued interest, of $7,044,387.
(h) Represents investments of security lending collateral. *(Note 2)*.
(i) See Note 6 for aggregate cost for Federal tax purposes.

The remainder of this page is intentionally left blank.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Diversified Value Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 98.8%		
COMMON STOCK — 98.8%		
Advertising — 0.2%		
Interpublic Group of Companies, Inc.(a) (b)	117,700	$ 1,341,780
Aerospace & Defense — 0.9%		
Boeing Co.	25,000	2,404,000
Northrop Grumman Corp.	50,200	3,909,075
		6,313,075
Agriculture — 1.9%		
Altria Group, Inc.	149,200	10,464,888
Bunge Ltd.(b)	10,500	887,250
UST, Inc.	27,900	1,498,509
		12,850,647
Apparel — 0.8%		
Jones Apparel Group, Inc.	64,500	1,822,125
VF Corp.	38,700	3,544,146
		5,366,271
Auto Manufacturers — 0.3%		
General Motors Corp.	50,200	1,897,560
Automotive & Parts — 1.2%		
Autoliv, Inc.	52,400	2,979,988
BorgWarner, Inc.	27,100	2,331,684
Magna International, Inc. Cl. A(b)	32,400	2,948,076
		8,259,748
Banks — 8.7%		
Bank of America Corp.	464,800	22,724,072
Comerica, Inc.	67,000	3,984,490
Fifth Third Bancorp	85,400	3,396,358
KeyCorp(b)	76,000	2,609,080
National City Corp.(b)	145,300	4,841,396
Regions Financial Corp.	50,900	1,684,790
SunTrust Banks, Inc.	56,900	4,878,606
U.S. Bancorp(b)	162,200	5,344,490
Wachovia Corp.	71,900	3,684,875
Wells Fargo & Co.	163,500	5,750,295
		58,898,452
Beverages — 1.3%		
The Coca-Cola Co.	12,400	648,644
Coca-Cola Enterprises, Inc.	117,300	2,815,200
Molson Coors Brewing Co. Cl. B	41,600	3,846,336
PepsiCo, Inc.	27,200	1,763,920
		9,074,100
Chemicals — 2.7%		
Ashland, Inc.	29,600	$ 1,892,920
The Dow Chemical Co.	147,000	6,500,340
Du Pont (E.I.) de Nemours & Co.	104,600	5,317,864
The Lubrizol Corp.	33,400	2,155,970
PPG Industries, Inc.	35,000	2,663,850
		18,530,944
Commercial Services — 0.8%		
Accenture Ltd. Cl. A	35,900	1,539,751
McKesson Corp.	62,300	3,715,572
		5,255,323
Computers — 1.5%		
Dell, Inc.(a)	28,800	822,240
Electronic Data Systems Corp.	90,300	2,504,019
International Business Machines Corp.	41,900	4,409,975
Lexmark International, Inc. Cl. A(a)	50,100	2,470,431
		10,206,665
Computers & Information — 0.1%		
Tech Data Corp.(a)	17,200	661,512
Cosmetics & Personal Care — 2.0%		
Colgate-Palmolive Co.	37,600	2,438,360
The Procter & Gamble Co.	179,800	11,001,962
		13,440,322
Diversified Financial — 11.8%		
Ameriprise Financial, Inc.	25,900	1,646,463
CIT Group, Inc.	23,100	1,266,573
Citigroup, Inc.	483,300	24,788,457
Countrywide Financial Corp.	139,200	5,059,920
Fannie Mae	136,400	8,911,012
Freddie Mac	81,200	4,928,840
The Goldman Sachs Group, Inc.	6,100	1,322,175
JP Morgan Chase & Co.	361,900	17,534,055
Janus Capital Group, Inc.(b)	102,000	2,839,680
Merrill Lynch & Co., Inc.	83,800	7,004,004
Morgan Stanley	42,400	3,556,512
Waddell & Reed Financial, Inc. Cl. A(b)	40,600	1,056,006
		79,913,697
Electric — 2.8%		
Allegheny Energy, Inc.(a)	62,400	3,228,576
American Electric Power Co., Inc.	109,200	4,918,368
Constellation Energy Group, Inc.	32,300	$ 2,815,591
Dominion Resources, Inc.	42,600	3,676,806
Entergy Corp.	30,700	3,295,645
Pinnacle West Capital Corp.	20,700	824,895
		18,759,881
Electronics — 0.9%		
Arrow Electronics, Inc.(a)	34,100	1,310,463
Celestica, Inc.(a)	28,200	176,250
Flextronics International Ltd.(a) (b)	275,500	2,975,400
Sanmina-SCI Corp.(a)	154,500	483,585
Solectron Corp.(a)	287,375	1,057,540
		6,003,238
Foods — 3.8%		
ConAgra Foods, Inc.	78,000	2,095,080
General Mills, Inc.	47,700	2,786,634
Kellogg Co.	57,200	2,962,388
Kraft Foods, Inc. Cl. A	197,947	6,977,631
The Kroger Co.	101,200	2,846,756
Safeway, Inc.	123,200	4,192,496
Sara Lee Corp.	217,700	3,787,980
		25,648,965
Forest Products & Paper — 0.8%		
Smurfit-Stone Container Corp.(a)	138,900	1,848,759
Temple-Inland, Inc.	61,400	3,777,942
		5,626,701
Hand & Machine Tools — 0.4%		
The Black & Decker Corp.	28,500	2,516,835
Health Care – Products — 0.5%		
Johnson & Johnson	50,000	3,081,000
Health Care – Services — 0.1%		
Tenet Healthcare Corp.(a) (b)	135,100	879,501
Home Builders — 0.7%		
Centex Corp.(b)	35,400	1,419,540
KB Home	61,300	2,413,381
Pulte Homes, Inc.	50,900	1,142,705
		4,975,626
Household Products — 1.0%		
Avery Dennison Corp.	34,300	2,280,264
The Clorox Co.	32,900	2,043,090
Kimberly-Clark Corp.	37,300	2,494,997
		6,818,351

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Housewares — 0.3%		
Newell Rubbermaid, Inc.	56,700	$ 1,668,681
Insurance — 10.4%		
ACE Ltd.	18,000	1,125,360
Allstate Corp.	49,100	3,020,141
Ambac Financial Group, Inc.	30,600	2,668,014
American International Group, Inc.	210,700	14,755,321
Aon Corp.	50,900	2,168,849
Chubb Corp.	32,400	1,754,136
Fidelity National Financial, Inc.	140,400	3,327,480
Genworth Financial, Inc. Cl. A	124,200	4,272,480
The Hartford Financial Services Group, Inc.	58,800	5,792,388
MBIA, Inc.(b)	48,700	3,030,114
Metlife, Inc.	84,400	5,442,112
MGIC Investment Corp.(b)	46,100	2,621,246
Old Republic International Corp.	147,600	3,137,976
PartnerRe Ltd.(b)	18,100	1,402,750
Prudential Financial, Inc.	18,100	1,759,863
RenaissanceRe Holdings Ltd.	21,000	1,301,790
Torchmark Corp.	17,500	1,172,500
St. Paul Travelers Companies	122,900	6,575,150
Unum Group	78,600	2,052,246
XL Capital Ltd. Cl. A	29,700	2,503,413
		69,883,329
Iron & Steel — 1.1%		
Arcelor Mittal Cl. A(b)	59,200	3,694,080
United States Steel Corp.	33,900	3,686,625
		7,380,705
Machinery – Diversified — 0.5%		
Cummins, Inc.	35,400	3,582,834
Manufacturing — 5.0%		
Cooper Industries Ltd. Cl. A	28,380	1,620,214
Eaton Corp.	23,600	2,194,800
General Electric Co.	614,910	23,538,755
SPX Corp.	29,400	2,581,614
Tyco International Ltd.	102,200	3,453,338
		33,388,721
Media — 3.5%		
CBS Corp. Cl. B	152,100	5,067,972
Citadel Broadcasting Corp.	4,891	31,547
Comcast Corp. Cl. A(a)	235,950	6,634,914
Gannett Co., Inc.	9,800	538,510
Time Warner, Inc.	307,125	6,461,910
Tribune Co.	20,172	593,057

	Number of Shares	Market Value
Viacom, Inc. Cl. B(a)	77,900	$ 3,242,977
The Walt Disney Co.	31,700	1,082,238
		23,653,125
Mining — 0.1%		
Alcoa, Inc.	10,300	417,459
Oil & Gas — 12.3%		
BP PLC, Sponsored ADR (United Kingdom)	44,600	3,217,444
Chevron Corp.	235,500	19,838,520
ConocoPhillips	83,200	6,531,200
Exxon Mobil Corp.	457,000	38,333,160
Marathon Oil Corp.	123,200	7,387,072
Occidental Petroleum Corp.	14,400	833,472
Royal Dutch Shell PLC Sponsored ADR (United Kingdom)	42,300	3,434,760
Total SA Sponsored ADR (France)	41,200	3,336,376
		82,912,004
Packaging & Containers — 0.9%		
Bemis Co., Inc.	14,800	491,064
Crown Holdings, Inc.(a)	90,700	2,264,779
Owens-Illinois, Inc.(a)	64,000	2,240,000
Sonoco Products Co.	27,400	1,172,994
		6,168,837
Pharmaceuticals — 5.5%		
AmerisourceBergen Corp.	34,700	1,716,609
Eli Lilly & Co.	78,200	4,369,816
Merck & Co., Inc.	129,700	6,459,060
Pfizer, Inc.	794,400	20,312,808
Schering-Plough Corp.	127,800	3,890,232
		36,748,525
Retail — 4.1%		
Dillards, Inc. Cl. A	30,000	1,077,900
Dollar Tree Stores, Inc.(a)	38,900	1,694,095
Family Dollar Stores, Inc.	18,000	617,760
The Gap, Inc.	176,200	3,365,420
The Home Depot, Inc.	35,000	1,377,250
Limited Brands, Inc.	61,800	1,696,410
Macy's, Inc.	111,200	4,423,536
McDonald's Corp.	168,800	8,568,288
Office Depot, Inc.(a)	60,700	1,839,210
Saks, Inc.	68,900	1,471,015
Wal-Mart Stores, Inc.	27,000	1,298,970
		27,429,854
Savings & Loans — 1.2%		
Astoria Financial Corp.	61,500	1,539,960
Washington Mutual, Inc.(b)	153,100	6,528,184
		8,068,144

	Number of Shares	Market Value
Software — 0.4%		
Microsoft Corp.	93,300	$ 2,749,551
Telecommunications — 8.1%		
American Tower Corp. Cl. A(a)	31,000	1,302,000
AT&T, Inc.	472,300	19,600,450
Cisco Systems, Inc.(a)	88,400	2,461,940
Embarq Corp.	47,900	3,035,423
Nokia Oyj Sponsored ADR (Finland)	102,700	2,886,897
Sprint Nextel Corp.	358,400	7,422,464
Verizon Communications, Inc.	342,700	14,108,959
Vodafone Group PLC Sponsored ADR (United Kingdom)	114,500	3,850,635
		54,668,768
Toys, Games & Hobbies — 0.2%		
Mattel, Inc.	47,100	1,191,159
TOTAL EQUITIES (Cost $550,194,277)		666,231,890

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 7.0%		
Cash Equivalents — 6.1%(d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 537,006	537,006
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	1,342,517	1,342,517
American Beacon Money Market Fund(c)	1,506,242	1,506,242
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	1,006,888	1,006,888
Bank of America 5.270% 07/06/2007	1,342,517	1,342,517
Bank of America 5.270% 07/16/2007	268,503	268,503
Bank of America 5.270% 08/17/2007	335,629	335,629
Bank of America 5.300% 09/17/2007	671,258	671,258
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	1,342,517	1,342,517
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	335,629	335,629

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	$ 268,503	$ 268,503
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	201,378	201,378
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	1,275,391	1,275,391
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	738,384	738,384
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	1,342,517	1,342,517
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	268,503	268,503
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	671,258	671,258
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	201,378	201,378
BGI Institutional Money Market Fund(c)	872,636	872,636
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	2,013,775	2,013,775
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	671,258	671,258
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	2,013,775	2,013,775
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	1,342,517	1,342,517
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	1,342,517	1,342,517
Dreyfus Institutional Cash Advantage Money Market Fund(c)	402,755	402,755
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	99,570	99,570
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	335,629	335,629
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	335,629	335,629
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	$ 469,881	$ 469,881
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	335,629	335,629
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	268,503	268,503
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	671,258	671,258
Freddie Mac Discount Note 5.155% 07/16/2007	126,754	126,754
Freddie Mac Discount Note 5.185% 07/09/2007	66,173	66,173
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	604,133	604,133
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	671,258	671,258
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	669,877	669,877
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	1,006,888	1,006,888
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	1,342,517	1,342,517
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	2,013,775	2,013,775
Reserve Primary Money Market Fund(c)	1,332,768	1,332,768
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	1,342,517	1,342,517
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	335,629	335,629
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	1,342,517	1,342,517
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	201,378	201,378
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	225,510	225,510
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	$ 939,762	$ 939,762
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	1,342,517	1,342,517
Vanguard Prime Money Market Fund(c)	671,258	671,258
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	362,480	362,480
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	1,342,517	1,342,517
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	671,258	671,258
		41,442,836
Repurchase Agreements — 0.9%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	6,057,134	6,057,134
TOTAL SHORT-TERM INVESTMENTS (Cost $47,499,970)		47,499,970
TOTAL INVESTMENTS — 105.8% (Cost $597,694,247)(f)		713,731,860
Other Assets/ (Liabilities) — (5.8%)		(39,050,790)
NET ASSETS — 100.0%		$674,681,070

Notes to Portfolio of Investments

ADR - American Depository Receipt

(a) Non-income producing security.

(b) Denotes all or a portion of security on loan. *(Note 2)*.

(c) Amount represents shares owned of the fund.

(d) Represents investments of security lending collateral. *(Note 2)*.

(e) Maturity value of $6,058,900. Collateralized by a U.S. Government Agency obligation with a rate of 8.625%, maturity date of 11/25/2022, and an aggregate market value, including accrued interest, of $6,359,990.

(f) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

107

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 98.5%		
COMMON STOCK — 98.5%		
Aerospace & Defense — 3.6%		
General Dynamics Corp.	319,600	$ 24,999,112
Goodrich Corp.	247,100	14,717,276
Teledyne Technologies, Inc.(a)	163,600	7,517,420
		47,233,808
Agriculture — 1.2%		
Altria Group, Inc.	213,200	14,953,848
Banks — 10.1%		
Bank of America Corp.	982,900	48,053,981
The Bank of New York Co., Inc.	329,800	13,666,912
PNC Financial Services Group, Inc.	177,300	12,691,134
State Street Corp.(b)	273,700	18,721,080
U.S. Bancorp	365,300	12,036,635
Wachovia Corp.	260,134	13,331,868
Wells Fargo & Co.	377,900	13,290,743
		131,792,353
Beverages — 1.4%		
PepsiCo, Inc.	283,900	18,410,915
Building Materials — 1.6%		
American Standard Cos., Inc.	362,300	21,368,454
Chemicals — 3.4%		
Agrium, Inc.	374,100	16,366,875
The Dow Chemical Co.	285,400	12,620,388
Du Pont (E.I.) de Nemours & Co.	303,100	15,409,604
		44,396,867
Computers — 3.3%		
EMC Corp.(a)	869,500	15,737,950
Hewlett-Packard Co.	355,500	15,862,410
Sun Microsystems, Inc.(a)	2,188,600	11,512,036
		43,112,396
Cosmetics & Personal Care — 0.9%		
Colgate-Palmolive Co.	186,800	12,113,980
Diversified Financial — 9.5%		
Citigroup, Inc.	901,300	46,227,677
The Goldman Sachs Group, Inc.	94,800	20,547,900
JP Morgan Chase & Co.	668,236	32,376,034
Nuveen Investments, Inc. Cl. A	177,000	11,000,550

	Number of Shares	Market Value
UBS AG	231,900	$ 13,916,319
		124,068,480
Electric — 3.7%		
Entergy Corp.	61,000	6,548,350
Exelon Corp.	324,300	23,544,180
FPL Group, Inc.	192,500	10,922,450
SCANA Corp.	185,600	7,106,624
		48,121,604
Foods — 5.9%		
Kellogg Co.	221,700	11,481,843
The Kroger Co.	438,700	12,340,631
Safeway, Inc.	369,000	12,557,070
SuperValu, Inc.	371,100	17,189,352
Tyson Foods, Inc. Cl. A	1,043,400	24,039,936
		77,608,832
Forest Products & Paper — 0.3%		
Smurfit-Stone Container Corp.(a)	332,000	4,418,920
Health Care – Products — 1.6%		
Baxter International, Inc.	323,500	18,225,990
Beckman Coulter, Inc.(b)	46,000	2,975,280
		21,201,270
Health Care – Services — 1.9%		
Aetna, Inc.	265,700	13,125,580
WellPoint, Inc.(a)	138,300	11,040,489
		24,166,069
Household Products — 0.8%		
Kimberly-Clark Corp.	154,800	10,354,572
Insurance — 5.3%		
ACE Ltd.	174,500	10,909,740
Allstate Corp.	249,300	15,334,443
American International Group, Inc.	364,400	25,518,932
Chubb Corp.	315,600	17,086,584
		68,849,699
Machinery – Diversified — 1.5%		
Deere & Co.	163,400	19,728,916
Manufacturing — 3.9%		
General Electric Co.	1,015,700	38,880,996
Textron, Inc.	105,700	11,638,627
		50,519,623
Media — 2.3%		
Comcast Corp. Cl. A(a)	436,850	12,284,222
Time Warner, Inc.	806,700	16,972,968
		29,257,190

	Number of Shares	Market Value
Mining — 1.4%		
Alcoa, Inc.	167,400	$ 6,784,722
Cameco Corp.(b)	230,600	11,700,644
		18,485,366
Office Equipment/Supplies — 0.8%		
Pitney Bowes, Inc.	223,900	10,482,998
Oil & Gas — 13.5%		
Chevron Corp.	269,000	22,660,560
ConocoPhillips	240,400	18,871,400
Exxon Mobil Corp.	748,100	62,750,628
GlobalSantaFe Corp.	167,600	12,109,100
Newfield Exploration Co.(a)	487,700	22,214,735
Occidental Petroleum Corp.	421,500	24,396,420
XTO Energy, Inc.	231,000	13,883,100
		176,885,943
Pharmaceuticals — 3.3%		
Abbott Laboratories	235,800	12,627,090
Bristol-Myers Squibb Co.	206,500	6,517,140
Wyeth	426,000	24,426,840
		43,571,070
Real Estate Investment Trusts (REITS) — 1.6%		
Host Hotels & Resorts, Inc. REIT(b)	910,643	21,054,066
Retail — 4.9%		
CVS Caremark Corp.	765,200	27,891,540
The Gap, Inc.	604,600	11,547,860
Macy's, Inc.	284,300	11,309,454
McDonald's Corp.	265,400	13,471,704
		64,220,558
Semiconductors — 1.0%		
Intel Corp.	542,000	12,877,920
Telecommunications — 9.8%		
AT&T, Inc.	1,120,920	46,518,180
Cisco Systems, Inc.(a)	653,800	18,208,330
Corning, Inc.(a)	449,800	11,492,390
Nokia Oyj Sponsored ADR (Finland)	686,500	19,297,515
Verizon Communications, Inc.	787,300	32,413,141
		127,929,556
TOTAL EQUITIES (Cost $999,879,182)		1,287,185,273

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 6.7%		
Cash Equivalents — 4.3%(d)		
Abbey National PLC		
Eurodollar Time Deposit		
5.280% 07/05/2007	$ 723,014	$ 723,014
Abbey National PLC		
Eurodollar Time Deposit		
5.285% 07/09/2007	1,807,536	1,807,536
American Beacon		
Money Market Fund(c)	2,027,970	2,027,970
Banco Bilbao Vizcaya		
Argentaria SA		
Eurodollar Time Deposit		
5.300% 08/10/2007	1,355,651	1,355,651
Bank of America		
5.270% 07/06/2007	1,807,534	1,807,534
Bank of America		
5.270% 07/16/2007	361,507	361,507
Bank of America		
5.270% 08/17/2007	451,884	451,884
Bank of America		
5.300% 09/17/2007	903,767	903,767
Bank of Ireland		
Eurodollar Time Deposit		
5.300% 08/13/2007	1,807,534	1,807,534
Bank of Montreal		
Eurodollar Time Deposit		
5.280% 07/03/2007	451,884	451,884
Bank of Montreal		
Eurodollar Time Deposit		
5.290% 07/02/2007	361,507	361,507
Bank of Montreal		
Eurodollar Time Deposit		
5.310% 08/14/2007	271,130	271,130
Bank of Nova Scotia		
Eurodollar Time Deposit		
5.280% 07/09/2007	1,717,158	1,717,158
Bank Of Nova Scotia		
Eurodollar Time Deposit		
5.285% 07/11/2007	994,144	994,144
Barclays		
Eurodollar Time Deposit		
5.290% 07/06/2007	1,807,534	1,807,534
Barclays		
Eurodollar Time Deposit		
5.295% 07/16/2007	361,507	361,507
Barclays		
Eurodollar Time Deposit		
5.320% 09/04/2007	903,767	903,767
Bear Stearns & Co		
Commercial Paper		
5.435% 07/10/2007	271,130	271,130
BGI Institutional		
Money Market Fund(c)	1,174,897	1,174,897
BNP Paribas		
Eurodollar Time Deposit		
5.350% 07/02/2007	$ 2,711,302	$ 2,711,302
Calyon		
Eurodollar Time Deposit		
5.290% 07/17/2007	903,767	903,767
Calyon		
Eurodollar Time Deposit		
5.380% 07/02/2007	2,711,302	2,711,302
Canadian Imperial		
Bank of Commerce		
Eurodollar Time Deposit		
5.300% 07/30/2007	1,807,534	1,807,534
Dexia Group		
Eurodollar Time Deposit		
5.290% 08/08/2007	1,807,534	1,807,534
Dreyfus Institutional		
Cash Advantage		
Money Market Fund(c)	542,260	542,260
Federal Home Loan		
Bank Discount Note		
5.174% 07/20/2007	134,059	134,059
First Tennessee		
National Corp.		
Eurodollar Time Deposit		
5.300% 07/18/2007	451,884	451,884
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/06/2007	451,884	451,884
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/09/2007	632,637	632,637
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/20/2007	451,884	451,884
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/26/2007	361,507	361,507
Fortis Bank		
Eurodollar Time Deposit		
5.350% 07/05/2007	903,767	903,767
Freddie Mac Discount Note		
5.155% 07/16/2007	170,659	170,659
Freddie Mac Discount Note		
5.185% 07/09/2007	89,094	89,094
Morgan Stanley & Co		
Commercial Paper		
5.445% 08/01/2007	813,390	813,390
National Australia Bank		
Eurodollar Time Deposit		
5.320% 07/02/2007	903,767	903,767
Nationwide Building		
Society Commercial Paper		
5.301% 07/09/2007	901,908	901,908
Rabobank Nederland		
Eurodollar Time Deposit		
5.280% 07/05/2007	$ 1,355,651	$ 1,355,651
Rabobank Nederland		
Eurodollar Time Deposit		
5.290% 07/16/2007	1,807,534	1,807,534
Rabobank Nederland		
Eurodollar Time Deposit		
5.330% 07/02/2007	2,711,302	2,711,302
Reserve Primary		
Money Market Fund(c)	1,794,410	1,794,410
Royal Bank of Canada		
Eurodollar Time Deposit		
5.305% 08/30/2007	1,807,534	1,807,534
Royal Bank of Scotland		
Eurodollar Time Deposit		
5.270% 07/11/2007	451,884	451,884
Skandinaviska Enskilda		
Banken AB		
Eurodollar Time Deposit		
5.290% 07/13/2007	1,807,534	1,807,534
Skandinaviska Enskilda		
Banken AB		
Eurodollar Time Deposit		
5.290% 07/19/2007	271,130	271,130
Svenska Handlesbanken		
Eurodollar Time Deposit		
5.300% 07/02/2007	303,622	303,622
UBS AG		
Eurodollar Time Deposit		
5.277% 07/05/2007	1,265,274	1,265,274
UBS AG		
Eurodollar Time Deposit		
5.285% 07/05/2007	1,807,534	1,807,534
Vanguard Prime		
Money Market Fund(c)	903,767	903,767
Wells Fargo		
Eurodollar Time Deposit		
5.260% 07/02/2007	488,034	488,034
Wells Fargo		
Eurodollar Time Deposit		
5.280% 07/11/2007	1,807,534	1,807,534
Wells Fargo		
Eurodollar Time Deposit		
5.280% 07/12/2007	903,767	903,767
		55,797,705

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Repurchase Agreements — 2.4%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	$31,699,682	$ 31,699,682
TOTAL SHORT-TERM INVESTMENTS (Cost $87,497,387)		87,497,387
TOTAL INVESTMENTS — 105.2% (Cost $1,087,376,569)(f)		1,374,682,660
Other Assets/ (Liabilities) — (5.2%)		(67,475,958)
NET ASSETS — 100.0%		$1,307,206,702

Notes to Portfolio of Investments

ADR - American Depository Receipt

(a) Non-income producing security.

(b) Denotes all or a portion of security on loan. *(Note 2)*.

(c) Amount represents shares owned of the fund.

(d) Represents investments of security lending collateral. *(Note 2)*.

(e) Maturity value of $31,708,928. Collateralized by a U.S. Government Agency obligation with a rate of 5.67%, maturity date of 12/15/2034, and an aggregate market value, including accrued interest, of $33,284,666.

(f) See Note 6 for aggregate cost for Federal tax purposes.

The remainder of this page is intentionally left blank.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Value Equity Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 98.9%		
COMMON STOCK — 98.9%		
Aerospace & Defense — 1.7%		
Raytheon Co.	32,580	$ 1,755,736
Agriculture — 2.5%		
Altria Group, Inc.	37,000	2,595,180
Airlines — 0.8%		
AMR Corp.(a)	32,800	864,280
Automotive & Parts — 0.6%		
Autoliv, Inc.	10,600	602,822
Banks — 5.2%		
Bank of America Corp.	85,800	4,194,762
Peoples United Financial	18,900	335,097
SunTrust Banks, Inc.	9,300	797,382
		5,327,241
Beverages — 0.5%		
Molson Coors Brewing Co. Cl. B	5,900	545,514
Commercial Services — 0.8%		
McKesson Corp.	13,000	775,320
Computer Related Services — 0.0%		
Ingram Micro, Inc. Cl. A(a)	71	1,542
Computers — 1.6%		
Hewlett-Packard Co.	36,700	1,637,554
Cosmetics & Personal Care — 2.1%		
The Procter & Gamble Co.	35,200	2,153,888
Diversified Financial — 13.4%		
AmeriCredit Corp.(a) (b)	22,000	584,100
Citigroup, Inc.	48,400	2,482,436
Countrywide Financial Corp.(b)	34,400	1,250,440
Fannie Mae	40,600	2,652,398
JP Morgan Chase & Co.	63,800	3,091,110
Merrill Lynch & Co., Inc.	19,400	1,621,452
Morgan Stanley	23,900	2,004,732
		13,686,668
Electric — 5.0%		
CenterPoint Energy, Inc.	1,000	17,400
Constellation Energy Group, Inc.	13,880	1,209,920
Edison International	27,700	1,554,524
Northeast Utilities	27,600	782,736
NRG Energy, Inc.(a)	25,600	1,064,192
Progress Energy, Inc.	10,500	478,695
		5,107,467

	Number of Shares	Market Value
Electronics — 0.9%		
Avnet, Inc.(a) (b)	23,900	$ 947,396
Foods — 1.6%		
The Kroger Co.	57,500	1,617,475
Gas — 0.5%		
Energen Corp.	9,400	516,436
Health Care – Services — 3.0%		
Aetna, Inc.	21,200	1,047,280
WellPoint, Inc.(a)	25,300	2,019,699
		3,066,979
Home Builders — 0.9%		
KB Home(b)	22,400	881,888
Insurance — 14.7%		
ACE Ltd.	27,100	1,694,292
Allstate Corp.	19,700	1,211,747
American Financial Group, Inc.	14,600	498,590
American International Group, Inc.	15,600	1,092,468
Assurant, Inc.	14,700	866,124
Axis Capital Holdings Ltd.	11,000	447,150
Chubb Corp.	34,100	1,846,174
Fidelity National Financial, Inc.	27,126	642,886
Genworth Financial, Inc. Cl. A	20,500	705,200
The Hartford Financial Services Group, Inc.	15,700	1,546,607
Loews Corp.	33,200	1,692,536
MBIA, Inc.(b)	8,500	528,870
Metlife, Inc.	28,600	1,844,128
MGIC Investment Corp.(b)	7,500	426,450
		15,043,222
Iron & Steel — 3.0%		
Nucor Corp.	20,100	1,178,865
United States Steel Corp.	16,900	1,837,875
		3,016,740
Machinery – Construction & Mining — 0.8%		
Terex Corp.(a)	10,000	813,000
Machinery – Diversified — 1.8%		
AGCO Corp.(a)	20,100	872,541
Deere & Co.	8,100	977,994
		1,850,535
Manufacturing — 3.0%		
General Electric Co.	81,400	3,115,992

	Number of Shares	Market Value
Media — 2.0%		
Time Warner, Inc.	95,948	$ 2,018,746
Metal Fabricate & Hardware — 0.8%		
Commercial Metals Co.	24,300	820,611
Oil & Gas — 13.9%		
Chevron Corp.	16,900	1,423,656
ConocoPhillips	15,100	1,185,350
Exxon Mobil Corp.	51,900	4,353,372
Marathon Oil Corp.	37,200	2,230,512
Patterson-UTI Energy, Inc.	24,992	655,040
Pioneer Natural Resources Co.	21,800	1,061,878
Plains Exploration & Production Co.(a)	7,900	377,699
Tesoro Corp.	17,100	977,265
Valero Energy Corp.	26,200	1,935,132
		14,199,904
Pharmaceuticals — 3.4%		
Pfizer, Inc.	135,000	3,451,950
Retail — 3.8%		
Best Buy Co., Inc.(b)	18,000	840,060
J.C. Penney Co., Inc.	9,900	716,562
Macy's, Inc.	27,272	1,084,880
The TJX Cos., Inc.	45,400	1,248,500
		3,890,002
Savings & Loans — 0.6%		
Hudson City Bancorp, Inc.(b)	46,900	573,118
Semiconductors — 0.9%		
Applied Materials, Inc.	46,100	916,007
Telecommunications — 6.5%		
AT&T, Inc.	106,300	4,411,450
CenturyTel, Inc.	28,400	1,393,020
Embarq Corp.	13,000	823,810
Qwest Communications International, Inc.(a)	200	1,940
		6,630,220
Transportation — 2.6%		
Burlington Northern Santa Fe Corp.	9,600	817,344
Tidewater, Inc.(b)	15,000	1,063,200
YRC Worldwide, Inc.(a) (b)	20,578	757,270
		2,637,814
TOTAL EQUITIES (Cost $93,111,917)		101,061,247

The accompanying notes are an integral part of the financial statements.

(Continued)

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 6.2%		
Cash Equivalents — 5.4%(d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 71,366	$ 71,366
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	178,421	178,421
American Beacon Money Market Fund(c)	200,175	200,175
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	133,812	133,812
Bank of America 5.270% 07/06/2007	178,416	178,416
Bank of America 5.270% 07/16/2007	35,683	35,683
Bank of America 5.270% 08/17/2007	44,604	44,604
Bank of America 5.300% 09/17/2007	89,208	89,208
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	178,416	178,416
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	44,604	44,604
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	35,683	35,683
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	26,762	26,762
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	169,495	169,495
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	98,129	98,129
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	178,416	178,416
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	35,683	35,683
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	89,208	89,208
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	26,762	26,762
BGI Institutional Money Market Fund(c)	$115,970	$ 115,970
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	267,624	267,624
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	89,208	89,208
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	267,624	267,624
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	178,416	178,416
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	178,416	178,416
Dreyfus Institutional Cash Advantage Money Market Fund(c)	53,525	53,525
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	13,233	13,233
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	44,604	44,604
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	44,604	44,604
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	62,446	62,446
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	44,604	44,604
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	35,683	35,683
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	89,208	89,208
Freddie Mac Discount Note 5.155% 07/16/2007	16,845	16,845
Freddie Mac Discount Note 5.185% 07/09/2007	8,794	8,794
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	80,287	80,287
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	$ 89,208	$ 89,208
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	89,025	89,025
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	133,812	133,812
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	178,416	178,416
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	267,624	267,624
Reserve Primary Money Market Fund(c)	177,121	177,121
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	178,416	178,416
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	44,604	44,604
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	178,416	178,416
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	26,762	26,762
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	29,970	29,970
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	124,891	124,891
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	178,416	178,416
Vanguard Prime Money Market Fund(c)	89,208	89,208
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	48,172	48,172
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	178,416	178,416
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	89,208	89,208
		5,507,619

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Repurchase Agreements — 0.8%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	$809,929	$ 809,929
TOTAL SHORT-TERM INVESTMENTS (Cost $6,317,548)		6,317,548
TOTAL INVESTMENTS — 105.1% (Cost $99,429,465)(f)		107,378,795
Other Assets/ (Liabilities) — (5.1%)		(5,224,352)
NET ASSETS — 100.0%		**$102,154,443**

Notes to Portfolio of Investments
 (a) Non-income producing security.
 (b) Denotes all or a portion of security on loan. *(Note 2)*.
 (c) Amount represents shares owned of the fund.
 (d) Represents investments of security lending collateral. *(Note 2)*.
 (e) Maturity value of $810,165. Collateralized by a U.S. Government Agency obligation with a rate of 7.625%, maturity date of 6/25/2026, and an aggregate market value, including accrued interest, of $850,425.
 (f) See Note 6 for aggregate cost for Federal tax purposes.

The remainder of this page is intentionally left blank.

The accompanying notes are an integral part of the financial statements.

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 98.7%		
COMMON STOCK — 98.7%		
Advertising — 0.3%		
WPP Group PLC Sponsored ADR (United Kingdom)(a)	52,500	$ 3,924,375
Agriculture — 3.2%		
Altria Group, Inc.	701,000	49,168,140
Banks — 8.8%		
Commerce Bancorp, Inc.(a)	226,600	8,381,934
HSBC Holdings PLC GBP	2,180,087	39,861,017
Mellon Financial Corp.	410,800	18,075,200
State Street Corp.(a)	38,900	2,660,760
Wachovia Corp.	580,714	29,761,593
Wells Fargo & Co.	960,000	33,763,200
		132,503,704
Beverages — 2.1%		
Diageo PLC Sponsored ADR (United Kingdom)	224,600	18,711,426
Heineken Holding NV Cl. A EUR	266,050	13,720,064
		32,431,490
Building Materials — 1.2%		
Martin Marietta Materials, Inc.	109,600	17,757,392
Coal — 0.6%		
Chine Coal Energy Co. HKD(b)	5,612,200	8,417,910
Commercial Services — 3.7%		
Apollo Group, Inc. Cl. A(b)	47,300	2,763,739
Block (H&R), Inc.(a)	613,600	14,339,832
Cosco Pacific Ltd. HKD	1,921,100	5,054,968
Iron Mountain, Inc.(a)(b)	631,550	16,502,401
Moody's Corp.(a)	266,500	16,576,300
		55,237,240
Computers — 1.8%		
Dell, Inc.(b)	618,200	17,649,610
Hewlett-Packard Co.	217,300	9,695,926
		27,345,536

	Number of Shares	Market Value
Cosmetics & Personal Care — 1.3%		
Avon Products, Inc.	162,700	$ 5,979,225
The Procter & Gamble Co.	234,000	14,318,460
		20,297,685
Diversified Financial — 12.2%		
American Express Co.	1,115,500	68,246,290
Ameriprise Financial, Inc.	293,660	18,667,966
Citigroup, Inc.	553,600	28,394,144
E*TRADE Financial Corp.(b)	84,400	1,864,396
JP Morgan Chase & Co.	1,174,088	56,884,564
Morgan Stanley	121,100	10,157,868
		184,215,228
Electronics — 0.5%		
Agilent Technologies, Inc.(b)	201,700	7,753,348
Foods — 0.5%		
The Hershey Co.	154,200	7,805,604
Health Care – Services — 0.9%		
UnitedHealth Group, Inc.	281,300	14,385,682
Holding Company – Diversified — 0.8%		
China Merchants Holdings International Co. Ltd. HKD	2,496,104	12,089,257
Housewares — 0.3%		
Hunter Douglas NV EUR	40,862	3,842,285
Insurance — 15.4%		
Ambac Financial Group, Inc.	63,800	5,562,722
American International Group, Inc.	882,500	61,801,475
Aon Corp.(a)	246,700	10,511,887
Berkshire Hathaway, Inc. Cl. A(b)	439	48,059,525
Chubb Corp.	67,700	3,665,278
Loews Corp.	688,900	35,120,122
Markel Corp.(b)	2,570	1,245,319
Millea Holdings, Inc. JPY	370,000	15,149,914
Nipponkoa Insurance Co., Ltd. JPY	214,100	1,921,344
Principal Financial Group, Inc.	78,000	4,546,620
Progressive Corp.	1,202,200	28,768,646
Sun Life Financial, Inc.(a)	49,500	2,363,625
Transatlantic Holdings, Inc.	201,262	14,315,766
		233,032,243

	Number of Shares	Market Value
Internet — 1.6%		
Amazon.com, Inc.(a)(b)	166,500	$ 11,390,265
Expedia, Inc.(b)	85,748	2,511,559
Google, Inc. Cl. A(b)	5,850	3,061,773
IAC/InterActiveCorp(a)(b)	85,248	2,950,433
Liberty Media Holding Corp. Interactive Cl. A(b)	202,900	4,530,757
		24,444,787
Leisure Time — 1.5%		
Harley-Davidson, Inc.(a)	388,100	23,134,641
Manufacturing — 4.2%		
Tyco International Ltd.	1,898,524	64,151,126
Media — 6.0%		
Comcast Corp. Special, Cl. A(a)(b)	1,666,300	46,589,748
Gannett Co., Inc.	57,000	3,132,150
Lagardere S.C.A. SA EUR(a)	153,700	13,309,661
Liberty Media Holding Corp. Capital Cl. A(b)	40,720	4,791,930
News Corp., Inc. Cl. A	1,103,000	23,394,630
		91,218,119
Mining — 1.4%		
BHP Billiton PLC GBP	157,900	4,369,759
Rio Tinto PLC GBP	56,300	4,291,781
Vulcan Materials Co.(a)	108,800	12,461,952
		21,123,492
Oil & Gas — 12.3%		
Canadian Natural Resources Ltd.(a)	101,700	6,747,795
ConocoPhillips	865,292	67,925,422
Devon Energy Corp.	435,700	34,110,953
EOG Resources, Inc.	374,200	27,339,052
Occidental Petroleum Corp.	595,700	34,479,116
Transocean, Inc.(b)	139,500	14,784,210
		185,386,548
Packaging & Containers — 1.9%		
Sealed Air Corp.	928,900	28,814,478
Pharmaceuticals — 1.4%		
Cardinal Health, Inc.	192,200	13,577,008
Express Scripts, Inc.(b)	145,400	7,271,454
		20,848,462
Real Estate — 0.1%		
Hang Lung Development Co. HKD	416,000	1,876,401

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Retail — 8.3%		
Bed Bath & Beyond, Inc. (a) (b)	237,300	$ 8,540,427
Carmax, Inc. (a) (b)	281,300	7,173,150
Costco Wholesale Corp.	974,300	57,016,036
CVS Caremark Corp.	516,261	18,817,713
Lowe's Companies, Inc.	218,100	6,693,489
Sears Holdings Corp. (b)	20,140	3,413,730
Wal-Mart Stores, Inc.	489,900	23,569,089
		125,223,634
Software — 3.0%		
Dun & Bradstreet Corp.	141,550	14,576,819
Microsoft Corp.	1,021,100	30,091,817
		44,668,636
Telecommunications — 2.3%		
Nokia Oyj Sponsored ADR (Finland)	155,200	4,362,672
SK Telecom Co. Ltd. ADR (South Korea) (a)	274,500	7,507,575
Sprint Nextel Corp.	801,100	16,590,781
Virgin Media, Inc.	253,738	6,183,595
		34,644,623
Transportation — 1.1%		
Asciano Group AUD (b)	155,200	1,336,430
Kuehne & Nagel International AG SEK	62,450	5,718,729
Toll Holdings, Ltd. AUD	208,600	2,551,796
United Parcel Service, Inc. Cl. B	87,100	6,358,300
		15,965,255
TOTAL EQUITIES (Cost $1,021,910,238)		1,491,707,321

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 6.9%		
Cash Equivalents — 5.6%(d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 1,091,190	1,091,190
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	2,727,967	2,727,967
American Beacon Money Market Fund (c)	3,060,653	3,060,653
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	2,045,975	2,045,975

	Principal Amount	Market Value
Bank of America 5.270% 07/06/2007	$ 2,727,967	$ 2,727,967
Bank of America 5.270% 07/16/2007	545,593	545,593
Bank of America 5.270% 08/17/2007	681,992	681,992
Bank of America 5.300% 09/17/2007	1,363,983	1,363,983
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	2,727,967	2,727,967
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	681,992	681,992
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	545,593	545,593
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	409,195	409,195
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	2,591,569	2,591,569
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	1,500,382	1,500,382
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	2,727,967	2,727,967
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	545,593	545,593
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	1,363,983	1,363,983
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	409,195	409,195
BGI Institutional Money Market Fund (c)	1,773,178	1,773,178
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	4,091,950	4,091,950
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	1,363,983	1,363,983
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	4,091,950	4,091,950
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	2,727,967	2,727,967

	Principal Amount	Market Value
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	$ 2,727,967	$ 2,727,967
Dreyfus Institutional Cash Advantage Money Market Fund (c)	818,390	818,390
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	202,324	202,324
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	681,992	681,992
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	681,992	681,992
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	954,788	954,788
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	681,992	681,992
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	545,593	545,593
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	1,363,983	1,363,983
Freddie Mac Discount Note 5.155% 07/16/2007	257,562	257,562
Freddie Mac Discount Note 5.185% 07/09/2007	134,463	134,463
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	1,227,585	1,227,585
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	1,363,983	1,363,983
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	1,361,177	1,361,177
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	2,045,975	2,045,975
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	2,727,967	2,727,967
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	4,091,950	4,091,950

(Continued)

The accompanying notes are an integral part of the financial statements.

115

	Principal Amount	Market Value
Reserve Primary Money Market Fund(c)	$ 2,708,159	$ 2,708,159
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	2,727,967	2,727,967
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	681,992	681,992
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	2,727,967	2,727,967
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	409,195	409,195
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	458,232	458,232
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	1,909,577	1,909,577
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	2,727,967	2,727,967
Vanguard Prime Money Market Fund(c)	1,363,983	1,363,983
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	736,551	736,551
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	2,727,967	2,727,967
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	1,363,983	1,363,983
		84,211,007
Repurchase Agreements — 1.3%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	20,645,909	20,645,909
TOTAL SHORT-TERM INVESTMENTS (Cost $104,856,916)		**104,856,916**
TOTAL INVESTMENTS — 105.6% (Cost $1,126,767,154)(f)		**1,596,564,237**
Other Assets/ (Liabilities) — (5.6%)		**(84,396,790)**
NET ASSETS — 100.0%		**$1,512,167,447**

Notes to Portfolio of Investments

ADR - American Depository Receipt
AUD - Australian Dollar
EUR - Euro
GBP - British Pound
HKD - Hong Kong Dollar
JPY - Japanese Yen
SEK - Swedish Kronor

(a) Denotes all or a portion of security on loan. *(Note 2)*.
(b) Non-income producing security.
(c) Amount represents shares owned of the fund.
(d) Represents investments of security lending collateral. *(Note 2)*.
(e) Maturity value of $20,651,931. Collateralized by a U.S. Government Agency obligation with a rate of 5.67%, maturity date of 5/15/2036, and an aggregate market value, including accrued interest, of $21,678,205.
(f) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
EQUITIES — 99.1%		
COMMON STOCK — 99.1%		
Advertising — 0.2%		
Interpublic Group of Companies, Inc.(a) (b)	79,943	$ 911,349
Omnicom Group, Inc.	58,828	3,113,178
		4,024,527
Aerospace & Defense — 2.2%		
Boeing Co.	140,940	13,552,790
General Dynamics Corp.	72,808	5,695,042
Goodrich Corp.	21,290	1,268,032
L-3 Communications Holdings, Inc.	21,700	2,113,363
Lockheed Martin Corp.	64,007	6,024,979
Northrop Grumman Corp.	61,278	4,771,718
Raytheon Co.	81,700	4,402,813
Rockwell Collins, Inc.	30,932	2,185,037
United Technologies Corp.	180,162	12,778,891
		52,792,665
Agriculture — 1.4%		
Altria Group, Inc.	375,939	26,368,361
Archer-Daniels-Midland Co.	114,879	3,801,346
Reynolds American, Inc.(b)	31,000	2,021,200
UST, Inc.	28,987	1,556,892
		33,747,799
Airlines — 0.1%		
Southwest Airlines Co.	139,065	2,073,459
Apparel — 0.4%		
Coach, Inc.(a)	65,500	3,104,045
Jones Apparel Group, Inc.	18,189	513,839
Liz Claiborne, Inc.	17,292	644,992
Nike, Inc. Cl. B	66,366	3,868,474
Polo Ralph Lauren Corp.	10,700	1,049,777
VF Corp.	16,202	1,483,779
		10,664,906
Auto Manufacturers — 0.4%		
Ford Motor Co.(b)	340,214	3,204,816
General Motors Corp.(b)	100,045	3,781,701
Paccar, Inc.	45,405	3,952,051
		10,938,568
Automotive & Parts — 0.3%		
Genuine Parts Co.	29,312	1,453,875
The Goodyear Tire & Rubber Co.(a)	35,976	1,250,526
Johnson Controls, Inc.	34,602	4,005,874
		6,710,275
Banks — 6.3%		
Bank of America Corp.	795,876	$ 38,910,378
The Bank of New York Co., Inc.	138,303	5,731,276
BB&T Corp.	96,016	3,905,931
Capital One Financial Corp.	75,210	5,899,472
Comerica, Inc.	29,576	1,758,885
Commerce Bancorp, Inc.(b)	31,000	1,146,690
Compass Bancshares, Inc.	23,000	1,586,540
Fifth Third Bancorp(b)	101,088	4,020,270
First Horizon National Corp.(b)	23,000	897,000
Huntington Bancshares, Inc.(b)	65,621	1,492,222
KeyCorp(b)	73,568	2,525,589
M&T Bank Corp.	14,200	1,517,980
Marshall and Ilsley Corp.	44,100	2,100,483
Mellon Financial Corp.	72,068	3,170,992
National City Corp.(b)	104,571	3,484,306
Northern Trust Corp.	30,893	1,984,566
PNC Financial Services Group, Inc.	61,213	4,381,627
Regions Financial Corp.	128,749	4,261,592
State Street Corp.(b)	71,268	4,874,731
SunTrust Banks, Inc.	65,334	5,601,737
Synovus Financial Corp.	54,899	1,685,399
U.S. Bancorp(b)	315,534	10,396,845
Wachovia Corp.	345,617	17,712,871
Wells Fargo & Co.	597,274	21,006,127
Zions Bancorp	18,300	1,407,453
		151,460,962
Beverages — 2.0%		
Anheuser-Busch Cos., Inc.	136,696	7,130,063
Brown-Forman Corp. Cl. B(b)	14,542	1,062,729
The Coca-Cola Co.	358,172	18,735,977
Coca-Cola Enterprises, Inc.	52,543	1,261,032
Constellation Brands, Inc. Cl. A(a) (b)	35,100	852,228
Molson Coors Brewing Co. Cl. B	8,765	810,412
The Pepsi Bottling Group, Inc.	25,482	858,234
PepsiCo, Inc.	290,666	18,849,690
		49,560,365
Biotechnology — 0.9%		
Amgen, Inc.(a) (b)	207,990	$ 11,499,767
Biogen Idec, Inc.(a)	51,291	2,744,069
Celgene Corp.(a)	69,100	3,961,503
Genzyme Corp.(a)	48,300	3,110,520
Millipore Corp.(a) (b)	9,181	689,401
		22,005,260
Building Materials — 0.2%		
American Standard Cos., Inc.	32,100	1,893,258
Masco Corp.	70,492	2,006,907
		3,900,165
Chemicals — 1.6%		
Air Products & Chemicals, Inc.	37,505	3,014,277
Ashland, Inc.	11,825	756,209
The Dow Chemical Co.	169,320	7,487,330
Du Pont (E.I.) de Nemours & Co.	166,950	8,487,738
Eastman Chemical Co.	15,735	1,012,233
Ecolab, Inc.	32,458	1,385,957
Hercules, Inc.(a) (b)	22,689	445,839
International Flavors & Fragrances, Inc.	14,182	739,449
Monsanto Co.	96,448	6,514,098
PPG Industries, Inc.	28,108	2,139,300
Praxair, Inc.	55,756	4,013,874
Rohm & Haas Co.(b)	24,284	1,327,849
The Sherwin-Williams Co.	18,989	1,262,199
Sigma-Aldrich Corp.	24,702	1,054,034
		39,640,386
Coal — 0.2%		
CONSOL Energy, Inc.	31,600	1,457,076
Peabody Energy Corp.(b)	47,000	2,273,860
		3,730,936
Commercial Services — 0.7%		
Apollo Group, Inc. Cl. A(a)	25,900	1,513,337
Block (H&R), Inc.(b)	54,296	1,268,898
Convergys Corp.(a)	22,171	537,425
Donnelley (R.R.) & Sons Co.(b)	37,815	1,645,331
Equifax, Inc.	24,549	1,090,467
McKesson Corp.	52,898	3,154,837
Monster Worldwide, Inc.(a)	24,418	1,003,580
Moody's Corp.	41,672	2,591,998
Robert Half International, Inc.(b)	30,900	1,127,850
Western Union	136,151	2,836,025
		16,769,748

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Computers — 4.2%		
Affiliated Computer Services, Inc. Cl. A(a)	19,100	$ 1,083,352
Apple, Inc.(a)	154,850	18,897,894
Cognizant Technology Solutions Corp. Cl. A(a)	26,500	1,989,885
Computer Sciences Corp.(a)	30,296	1,792,008
Dell, Inc.(a)	410,248	11,712,580
Electronic Data Systems Corp.	88,623	2,457,516
EMC Corp.(a) (b)	380,833	6,893,077
Hewlett-Packard Co.	472,152	21,067,422
International Business Machines Corp.	244,202	25,702,261
Lexmark International, Inc. Cl. A(a)	17,928	884,030
NCR Corp.(a)	31,036	1,630,631
Network Appliance, Inc.(a) (b)	68,038	1,986,710
SanDisk Corp.(a)	40,400	1,977,176
Sun Microsystems, Inc.(a)	648,604	3,411,657
Unisys Corp.(a)	54,051	494,026
		101,980,225
Cosmetics & Personal Care — 1.8%		
Avon Products, Inc.	79,938	2,937,722
Colgate-Palmolive Co.	93,619	6,071,192
The Estee Lauder Cos., Inc. Cl. A	21,100	960,261
The Procter & Gamble Co.	564,323	34,530,924
		44,500,099
Diversified Financial — 8.0%		
American Express Co.	214,960	13,151,253
Ameriprise Financial, Inc.	43,592	2,771,143
The Bear Stearns Cos., Inc.	21,495	3,009,300
The Charles Schwab Corp.	184,605	3,788,095
Chicago Mercantile Exchange Holdings, Inc.(b)	6,200	3,313,032
CIT Group, Inc.	33,700	1,847,771
Citigroup, Inc.	885,741	45,429,656
Countrywide Financial Corp.(b)	104,998	3,816,677
E*TRADE Financial Corp.(a)	79,000	1,745,110
Fannie Mae	175,779	11,483,642
Federated Investors, Inc. Cl. B	16,600	636,278
Franklin Resources, Inc.	30,130	3,991,321
Freddie Mac	120,328	7,303,910
The Goldman Sachs Group, Inc.	73,000	15,822,750

	Number of Shares	Market Value
JP Morgan Chase & Co.	611,048	$ 29,605,276
Janus Capital Group, Inc.(b)	35,594	990,937
Legg Mason, Inc.	22,900	2,252,902
Lehman Brothers Holdings, Inc.	96,636	7,201,315
Merrill Lynch & Co., Inc.	157,370	13,152,985
Morgan Stanley	190,199	15,953,892
SLM Corp.	74,931	4,314,527
T. Rowe Price Group, Inc.	48,026	2,492,069
		194,073,841
Electric — 3.2%		
AES Corp.(a)	119,253	2,609,256
Allegheny Energy, Inc.(a)	30,700	1,588,418
Ameren Corp.	37,042	1,815,428
American Electric Power Co., Inc.	72,408	3,261,256
CenterPoint Energy, Inc.	59,222	1,030,463
CMS Energy Corp.	35,854	616,689
Consolidated Edison, Inc.	51,174	2,308,971
Constellation Energy Group, Inc.	32,564	2,838,604
Dominion Resources, Inc.	64,320	5,551,459
DTE Energy Co.	29,052	1,400,887
Duke Energy Corp.	230,268	4,213,904
Dynegy, Inc. Cl. A(a)	68,007	641,986
Edison International	57,087	3,203,722
Entergy Corp.	36,706	3,940,389
Exelon Corp.	122,248	8,875,205
FirstEnergy Corp.	56,987	3,688,769
FPL Group, Inc.	73,330	4,160,744
Integrys Energy Group, Inc.	13,300	674,709
PG&E Corp.	60,481	2,739,789
Pinnacle West Capital Corp.	15,350	611,698
PPL Corp.	66,910	3,130,719
Progress Energy, Inc.	44,121	2,011,476
Public Service Enterprise Group, Inc.	44,882	3,939,742
Southern Co.	137,046	4,699,307
Teco Energy, Inc.	34,600	594,428
TXU Corp.	82,232	5,534,214
Xcel Energy, Inc.(b)	75,287	1,541,125
		77,223,357
Electrical Components & Equipment — 0.3%		
Emerson Electric Co.	143,508	6,716,174
Molex, Inc.	26,647	799,676
		7,515,850
Electronics — 0.5%		
Agilent Technologies, Inc.(a)	73,405	2,821,688
Applera Corp. – Applied Biosystems Group	34,068	1,040,437

	Number of Shares	Market Value
Jabil Circuit, Inc.	31,600	$ 697,412
PerkinElmer, Inc.	20,474	533,552
Solectron Corp.(a)	159,353	586,419
Tektronix, Inc.(b)	16,770	565,820
Thermo Fisher Scientific, Inc.(a)	74,375	3,846,675
Waters Corp.(a)	18,900	1,121,904
		11,213,907
Engineering & Construction — 0.1%		
Fluor Corp.	15,235	1,696,722
Entertainment — 0.1%		
International Game Technology	58,156	2,308,793
Environmental Controls — 0.2%		
Allied Waste Industries, Inc.(a)	41,634	560,394
Waste Management, Inc.	93,097	3,635,438
		4,195,832
Foods — 1.8%		
Campbell Soup Co.	37,646	1,461,041
ConAgra Foods, Inc.	91,369	2,454,171
Dean Foods Co.	23,100	736,197
General Mills, Inc.	62,851	3,671,755
Heinz (H. J.) Co.	56,422	2,678,352
The Hershey Co.	30,384	1,538,038
Kellogg Co.	43,216	2,238,157
Kraft Foods, Inc. Cl. A	291,452	10,273,683
The Kroger Co.	129,475	3,642,132
McCormick & Co., Inc.	21,000	801,780
Safeway, Inc.	77,777	2,646,751
Sara Lee Corp.	129,636	2,255,666
SuperValu, Inc.	36,041	1,669,419
Sysco Corp.	111,178	3,667,762
Tyson Foods, Inc. Cl. A	41,600	958,464
Whole Foods Market, Inc.(b)	26,600	1,018,780
Wrigley (Wm.) Jr. Co.(b)	40,355	2,232,035
		43,944,183
Forest Products & Paper — 0.3%		
International Paper Co.	77,988	3,045,431
MeadWestvaco Corp.	30,750	1,086,090
Temple-Inland, Inc.	18,886	1,162,056
Weyerhaeuser Co.	37,864	2,988,606
		8,282,183
Gas — 0.2%		
KeySpan Corp.	29,400	1,234,212
Nicor, Inc.(b)	9,482	406,967
NiSource, Inc.	45,285	937,852
Sempra Energy	45,761	2,710,424
		5,289,455

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Hand & Machine Tools — 0.1%		
The Black & Decker Corp.	12,950	$ 1,143,615
Snap-on, Inc.	9,103	459,793
The Stanley Works	13,555	822,789
		2,426,197
Health Care – Products — 3.0%		
Bard (C.R.), Inc.	17,478	1,444,207
Bausch & Lomb, Inc.	10,494	728,703
Baxter International, Inc.	117,126	6,598,879
Becton, Dickinson & Co.	42,746	3,184,577
Biomet, Inc.	45,994	2,102,846
Boston Scientific Corp.(a)	211,240	3,240,422
Johnson & Johnson	518,100	31,925,322
Medtronic, Inc.	208,414	10,808,350
Patterson Cos., Inc.(a)	23,900	890,753
St. Jude Medical, Inc.(a) (b)	62,392	2,588,644
Stryker Corp.	53,402	3,369,132
Varian Medical Systems, Inc.(a)	22,700	964,977
Zimmer Holdings, Inc.(a)	42,878	3,639,913
		71,486,725
Health Care – Services — 1.4%		
Aetna, Inc.	92,996	4,594,002
Coventry Health Care, Inc.(a)	26,990	1,555,974
Humana, Inc.(a)	29,196	1,778,328
Laboratory Corp. of America Holdings(a) (b)	21,800	1,706,068
Manor Care, Inc.(b)	13,881	906,291
Quest Diagnostics, Inc.	29,370	1,516,961
Tenet Healthcare Corp.(a) (b)	76,128	495,593
UnitedHealth Group, Inc.	238,996	12,222,255
WellPoint, Inc.(a)	111,240	8,880,289
		33,655,761
Home Builders — 0.2%		
Centex Corp.(b)	20,810	834,481
D.R. Horton, Inc.(b)	48,900	974,577
KB Home(b)	14,470	569,684
Lennar Corp. Cl. A	23,200	848,192
Pulte Homes, Inc.	35,792	803,530
		4,030,464
Home Furnishing — 0.1%		
Harman International Industries, Inc.	11,100	1,296,480
Whirlpool Corp.	13,695	1,522,884
		2,819,364

	Number of Shares	Market Value
Household Products — 0.4%		
Avery Dennison Corp.	17,698	$ 1,176,563
The Clorox Co.	25,615	1,590,692
Fortune Brands, Inc.(b)	26,280	2,164,684
Kimberly-Clark Corp.	82,281	5,503,776
		10,435,715
Housewares — 0.1%		
Newell Rubbermaid, Inc.	47,171	1,388,243
Industrial – Distribution — 0.0%		
W.W. Grainger, Inc.	13,766	1,280,926
Insurance — 4.9%		
ACE Ltd.	56,700	3,544,884
AFLAC, Inc.	88,838	4,566,273
Allstate Corp.	111,615	6,865,439
Ambac Financial Group, Inc.	18,900	1,647,891
American International Group, Inc.	464,108	32,501,483
Aon Corp.	55,352	2,358,549
Assurant, Inc.	17,800	1,048,776
Chubb Corp.	70,318	3,807,017
Cigna Corp.	53,364	2,786,668
Cincinnati Financial Corp.	27,885	1,210,209
Genworth Financial, Inc. Cl. A	78,800	2,710,720
The Hartford Financial Services Group, Inc.	57,034	5,618,419
Lincoln National Corp.	49,103	3,483,858
Loews Corp.	78,344	3,993,977
Marsh & McLennan Cos., Inc.	97,052	2,996,966
MBIA, Inc.(b)	24,611	1,531,296
Metlife, Inc.	133,100	8,582,288
MGIC Investment Corp.(b)	15,887	903,335
Principal Financial Group, Inc.	46,100	2,687,169
Progressive Corp.	131,148	3,138,372
Prudential Financial, Inc.	84,300	8,196,489
Safeco Corp.	21,025	1,309,017
Torchmark Corp.	18,026	1,207,742
St. Paul Travelers Companies	121,159	6,482,007
Unum Group	63,725	1,663,860
XL Capital Ltd. Cl. A	32,300	2,722,567
		117,565,271
Internet — 1.8%		
Amazon.com, Inc.(a) (b)	55,094	3,768,981
eBay, Inc.(a)	206,000	6,629,080
Google, Inc. Cl. A(a)	39,064	20,445,316
IAC/InterActiveCorp(a)	38,600	1,335,946

	Number of Shares	Market Value
Symantec Corp.(a)	164,682	$ 3,326,576
VeriSign, Inc.(a)	44,900	1,424,677
Yahoo!, Inc.(a)	217,320	5,895,892
		42,826,468
Iron & Steel — 0.3%		
Allegheny Technologies, Inc.	18,347	1,924,233
Nucor Corp.	53,300	3,126,045
United States Steel Corp.	21,556	2,344,215
		7,394,493
Leisure Time — 0.3%		
Brunswick Corp.	16,555	540,190
Carnival Corp.	78,368	3,822,007
Harley-Davidson, Inc.	45,936	2,738,245
		7,100,442
Lodging — 0.5%		
Harrah's Entertainment, Inc.	33,016	2,814,944
Hilton Hotels Corp.	68,751	2,301,096
Marriott International, Inc. Cl. A	57,846	2,501,261
Starwood Hotels & Resorts Worldwide, Inc.	37,627	2,523,643
Wyndham Worldwide Corp.(a)	33,988	1,232,405
		11,373,349
Machinery – Construction & Mining — 0.4%		
Caterpillar, Inc.	116,032	9,085,306
Terex Corp.(a)	18,600	1,512,180
		10,597,486
Machinery – Diversified — 0.4%		
Cummins, Inc.(b)	19,146	1,937,767
Deere & Co.	41,113	4,963,984
Rockwell Automation, Inc.	29,732	2,064,590
		8,966,341
Manufacturing — 5.3%		
3M Co.	130,698	11,343,279
Cooper Industries Ltd. Cl. A	31,230	1,782,921
Danaher Corp.	43,600	3,291,800
Dover Corp.	34,859	1,783,038
Eastman Kodak Co.(b)	52,947	1,473,515
Eaton Corp.	25,256	2,348,808
General Electric Co.	1,843,675	70,575,879
Honeywell International, Inc.	141,710	7,975,439
Illinois Tool Works, Inc.	72,066	3,905,257
Ingersoll-Rand Co. Ltd. Cl. A	55,772	3,057,421
ITT Corp.	30,910	2,110,535

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Leggett & Platt, Inc.(b)	30,747	$ 677,971
Pall Corp.	20,718	952,821
Parker Hannifin Corp.	21,898	2,144,033
Textron, Inc.	21,955	2,417,465
Tyco International Ltd.	358,554	12,115,540
		127,955,722
Media — 3.2%		
CBS Corp. Cl. B	136,009	4,531,820
Clear Channel Communications, Inc.	90,121	3,408,376
Comcast Corp. Cl. A(a)	561,794	15,797,647
The DIRECTV Group, Inc.(a)	136,600	3,156,826
Dow Jones & Co., Inc.(b)	12,557	721,400
Gannett Co., Inc.	40,471	2,223,881
The McGraw-Hill Companies, Inc.	62,488	4,254,183
Meredith Corp.	5,689	350,442
New York Times Co. Cl. A(b)	23,000	584,200
News Corp., Inc. Cl. A	417,200	8,848,812
The Scripps (E.W.) Co. Cl. A	14,400	657,936
The McClatchy Co. Cl. A	1	25
Time Warner, Inc.	674,194	14,185,042
Tribune Co.	14,757	433,856
Viacom, Inc. Cl. B(a)	123,409	5,137,517
The Walt Disney Co.	359,784	12,283,026
		76,574,989
Metal Fabricate & Hardware — 0.1%		
Precision Castparts Corp.	24,300	2,949,048
Mining — 0.7%		
Alcoa, Inc.	157,666	6,390,203
Freeport-McMoran Copper & Gold, Inc.(b)	66,820	5,534,032
Newmont Mining Corp.(b)	79,097	3,089,529
Vulcan Materials Co.(b)	17,178	1,967,568
		16,981,332
Office Equipment/Supplies — 0.2%		
Pitney Bowes, Inc.	41,355	1,936,241
Xerox Corp.(a)	166,777	3,082,039
		5,018,280
Oil & Gas — 8.6%		
Anadarko Petroleum Corp.	84,608	4,398,770
Apache Corp.	59,456	4,851,015
Chesapeake Energy Corp.	75,600	2,615,760
Chevron Corp.	385,016	32,433,748
ConocoPhillips	292,218	22,939,113
Devon Energy Corp.	78,400	6,137,936
ENSCO International, Inc.	26,400	1,610,664
EOG Resources, Inc.	42,600	3,112,356

	Number of Shares	Market Value
Exxon Mobil Corp.	1,009,798	$ 84,701,856
Hess Corp.	47,680	2,811,213
Marathon Oil Corp.	124,314	7,453,867
Murphy Oil Corp.	32,400	1,925,856
Nabors Industries Ltd.(a) (b)	52,738	1,760,394
Noble Corp.	25,000	2,438,000
Occidental Petroleum Corp.	151,502	8,768,936
Rowan Companies, Inc.	21,666	887,873
Sunoco, Inc.	22,612	1,801,724
Transocean, Inc.(a)	50,972	5,402,013
Valero Energy Corp.	97,800	7,223,508
XTO Energy, Inc.	70,366	4,228,997
		207,503,599
Oil & Gas Services — 1.6%		
Baker Hughes, Inc.	58,283	4,903,349
BJ Services Co.(b)	53,400	1,518,696
Halliburton Co.	161,868	5,584,446
National Oilwell Varco, Inc.(a)	32,600	3,398,224
Schlumberger Ltd.	212,010	18,008,129
Smith International, Inc.	34,600	2,028,944
Weatherford International Ltd.(a)	58,800	3,248,112
		38,689,900
Packaging & Containers — 0.1%		
Ball Corp.	17,608	936,217
Bemis Co., Inc.	15,988	530,482
Pactiv Corp.(a)	23,598	752,540
Sealed Air Corp.	27,896	865,334
		3,084,573
Pharmaceuticals — 5.7%		
Abbott Laboratories	274,937	14,722,876
Allergan, Inc.	55,258	3,185,071
AmerisourceBergen Corp.	34,032	1,683,563
Barr Pharmaceuticals, Inc.(a)	18,200	914,186
Bristol-Myers Squibb Co.	355,684	11,225,387
Cardinal Health, Inc.	70,579	4,985,701
Eli Lilly & Co.	178,695	9,985,477
Express Scripts, Inc.(a)	50,200	2,510,502
Forest Laboratories, Inc.(a)	55,900	2,551,835
Gilead Sciences, Inc.(a)	169,276	6,562,831
Hospira, Inc.(a)	26,193	1,022,575
King Pharmaceuticals, Inc.(a)	45,348	927,820
Medco Health Solutions, Inc.(a)	51,241	3,996,286
Merck & Co., Inc.	387,662	19,305,568

	Number of Shares	Market Value
Mylan Laboratories, Inc.(b)	41,900	$ 762,161
Pfizer, Inc.	1,259,821	32,213,623
Schering-Plough Corp.	265,586	8,084,438
Watson Pharmaceutical, Inc.(a)	19,871	646,404
Wyeth	240,204	13,773,297
		139,059,601
Pipelines — 0.4%		
El Paso Corp.	122,335	2,107,832
Questar Corp.	29,600	1,564,360
Spectra Energy Corp.	112,734	2,926,575
The Williams Cos., Inc.	109,591	3,465,267
		10,064,034
Real Estate — 0.0%		
CB Richard Ellis Group, Inc. Cl. A(a)	32,600	1,189,900
Real Estate Investment Trusts (REITS) — 1.2%		
Apartment Investment & Management Co. Cl. A(b)	18,000	907,560
Archstone-Smith Trust REIT(b)	41,400	2,447,154
AvalonBay Communities, Inc.	15,000	1,783,200
Boston Properties, Inc.	21,400	2,185,582
Developers Diversified Realty Corp. REIT	22,500	1,185,975
Equity Residential REIT	54,000	2,464,020
General Growth Properties, Inc. REIT	44,000	2,329,800
Host Hotels & Resorts, Inc. REIT(b)	92,200	2,131,664
Kimco Realty Corp.	40,700	1,549,449
Plum Creek Timber Co., Inc.	29,500	1,228,970
ProLogis	46,700	2,657,230
Public Storage	22,604	1,736,439
Simon Property Group, Inc. REIT	41,100	3,823,944
Vornado Realty Trust	24,400	2,680,096
		29,111,083
Retail — 5.5%		
Abercrombie & Fitch Co. Cl. A	15,600	1,138,488
AutoNation, Inc.(a)	28,468	638,822
AutoZone, Inc.(a)	9,336	1,275,484
Bed Bath & Beyond, Inc.(a)	48,196	1,734,574
Best Buy Co., Inc.(b)	71,411	3,332,751
Big Lots, Inc.(a)	18,996	558,862
Circuit City Stores, Inc.(b)	25,659	386,938

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Costco Wholesale Corp.	82,089	$ 4,803,848
CVS Caremark Corp.	275,332	10,035,851
Darden Restaurants, Inc.	24,128	1,061,391
Dillards, Inc. Cl. A	11,365	408,344
Dollar General Corp.	54,331	1,190,936
Family Dollar Stores, Inc.	25,924	889,712
The Gap, Inc.	95,203	1,818,377
The Home Depot, Inc.	357,387	14,063,178
J.C. Penney Co., Inc.(b)	39,161	2,834,473
Kohl's Corp.(a)	56,676	4,025,696
Limited Brands, Inc.	60,459	1,659,600
Lowe's Companies, Inc.	267,800	8,218,782
Macy's, Inc.	81,462	3,240,558
McDonald's Corp.	216,060	10,967,206
Nordstrom, Inc.	39,376	2,012,901
Office Depot, Inc.(a)	49,859	1,510,728
OfficeMax, Inc.	13,101	514,869
RadioShack Corp.(b)	23,830	789,726
Sears Holdings Corp.(a)	15,198	2,576,061
Staples, Inc.	131,384	3,117,742
Starbucks Corp.(a)	132,496	3,476,695
Target Corp.(b)	154,210	9,807,756
Tiffany & Co.	24,156	1,281,717
The TJX Cos., Inc.	79,060	2,174,150
Walgreen Co.	177,780	7,740,541
Wal-Mart Stores, Inc.	436,973	21,022,771
Wendy's International, Inc.	17,601	646,837
Yum! Brands, Inc.	96,840	3,168,605
		134,124,970
Savings & Loans — 0.4%		
Hudson City Bancorp, Inc.	87,800	1,072,916
Sovereign Bancorp, Inc.(b)	66,739	1,410,862
Washington Mutual, Inc.	162,399	6,924,693
		9,408,471
Semiconductors — 2.7%		
Advanced Micro Devices, Inc.(a) (b)	97,442	1,393,421
Altera Corp.	64,804	1,434,113
Analog Devices, Inc.	61,125	2,300,745
Applied Materials, Inc.(b)	248,652	4,940,715
Broadcom Corp. Cl. A(a)	81,300	2,378,025
Intel Corp.	1,039,032	24,687,400
KLA-Tencor Corp.	35,628	1,957,759
Linear Technology Corp.(b)	47,549	1,720,323
LSI Corp.(a)	136,442	1,024,679
Maxim Integrated Products, Inc.	60,099	2,007,908
MEMC Electronic Materials, Inc.(a)	39,800	2,432,576
Micron Technology, Inc.(a) (b)	132,080	1,654,962
National Semiconductor Corp.(b)	53,024	1,498,988

	Number of Shares	Market Value
Novellus Systems, Inc.(a) (b)	22,931	$ 650,552
Nvidia Corp.(a)	63,900	2,639,709
QLogic Corp.(a)	29,600	492,840
Teradyne, Inc.(a) (b)	36,406	640,017
Texas Instruments, Inc.	259,969	9,782,633
Xilinx, Inc.	56,368	1,508,971
		65,146,336
Software — 3.8%		
Adobe Systems, Inc.(a)	106,944	4,293,802
Autodesk, Inc.(a)	42,612	2,006,173
Automatic Data Processing, Inc.	99,208	4,808,612
BMC Software, Inc.(a)	35,631	1,079,619
CA, Inc.	77,387	1,998,906
Citrix Systems, Inc.(a)	32,927	1,108,652
Compuware Corp.(a)	59,137	701,365
Electronic Arts, Inc.(a)	56,900	2,692,508
Fidelity National Information Services, Inc.	28,200	1,530,696
First Data Corp.	137,351	4,487,257
Fiserv, Inc.(a)	31,401	1,783,577
IMS Health, Inc.	36,625	1,176,761
Intuit, Inc.(a)	59,600	1,792,768
Microsoft Corp.	1,511,140	44,533,296
Novell, Inc.(a)	63,682	496,083
Oracle Corp.(a)	707,028	13,935,522
Paychex, Inc.	63,106	2,468,707
		90,894,304
Telecommunications — 6.3%		
Alltel Corp.	63,957	4,320,295
AT&T, Inc.	1,104,775	45,848,163
Avaya, Inc.(a)	82,075	1,382,143
CenturyTel, Inc.	21,848	1,071,644
Ciena Corp.(a)	15,128	546,575
Cisco Systems, Inc.(a)	1,087,087	30,275,373
Citizens Communications Co.(b)	61,800	943,686
Corning, Inc.(a)	280,561	7,168,334
Embarq Corp.	25,605	1,622,589
JDS Uniphase Corp.(a) (b)	38,147	512,314
Juniper Networks, Inc.(a) (b)	103,300	2,600,061
Motorola, Inc.	415,502	7,354,385
Qualcomm, Inc.	297,518	12,909,306
Qwest Communications International, Inc.(a) (b)	278,821	2,704,564
Sprint Nextel Corp.	516,913	10,705,268
Tellabs, Inc.(a)	80,723	868,579
Verizon Communications, Inc.	518,663	21,353,356
Windstream Corp.	88,363	1,304,238
		153,490,873

	Number of Shares	Market Value
Textiles — 0.0%		
Cintas Corp.	23,900	$ 942,377
Toys, Games & Hobbies — 0.1%		
Hasbro, Inc.	30,304	951,849
Mattel, Inc.	67,952	1,718,506
		2,670,355
Transportation — 1.7%		
Burlington Northern Santa Fe Corp.	62,856	5,351,560
C.H. Robinson Worldwide, Inc.	30,800	1,617,616
CSX Corp.	78,872	3,555,550
FedEx Corp.	55,112	6,115,779
Norfolk Southern Corp.	72,377	3,804,859
Ryder System, Inc.(b)	10,705	575,929
Union Pacific Corp.	49,238	5,669,756
United Parcel Service, Inc. Cl. B	191,300	13,964,900
		40,655,949
TOTAL EQUITIES (Cost $1,843,203,982)		2,399,107,409

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 5.9%		
Cash Equivalents — 5.0%(e)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 1,559,266	1,559,266
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	3,898,179	3,898,179
American Beacon Money Market Fund(c)	4,373,576	4,373,576
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	2,923,634	2,923,634
Bank of America 5.270% 07/06/2007	3,898,179	3,898,179
Bank of America 5.270% 07/16/2007	779,636	779,636
Bank of America 5.270% 08/17/2007	974,545	974,545
Bank of America 5.300% 09/17/2007	1,949,089	1,949,089
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	3,898,179	3,898,179

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Bank of Montreal		
Eurodollar Time Deposit		
5.280% 07/03/2007	$ 974,545	$ 974,545
Bank of Montreal		
Eurodollar Time Deposit		
5.290% 07/02/2007	779,636	779,636
Bank of Montreal		
Eurodollar Time Deposit		
5.310% 08/14/2007	584,727	584,727
Bank of Nova Scotia		
Eurodollar Time Deposit		
5.280% 07/09/2007	3,703,270	3,703,270
Bank Of Nova Scotia		
Eurodollar Time Deposit		
5.285% 07/11/2007	2,143,998	2,143,998
Barclays		
Eurodollar Time Deposit		
5.290% 07/06/2007	3,898,179	3,898,179
Barclays		
Eurodollar Time Deposit		
5.295% 07/16/2007	779,636	779,636
Barclays		
Eurodollar Time Deposit		
5.320% 09/04/2007	1,949,089	1,949,089
Bear Stearns & Co		
Commercial Paper		
5.435% 07/10/2007	584,727	584,727
BGI Institutional		
Money Market Fund(c)	2,533,816	2,533,816
BNP Paribas		
Eurodollar Time Deposit		
5.350% 07/02/2007	5,847,268	5,847,268
Calyon		
Eurodollar Time Deposit		
5.290% 07/17/2007	1,949,089	1,949,089
Calyon		
Eurodollar Time Deposit		
5.380% 07/02/2007	5,847,268	5,847,268
Canadian Imperial		
Bank of Commerce		
Eurodollar Time Deposit		
5.300% 07/30/2007	3,898,179	3,898,179
Dexia Group		
Eurodollar Time Deposit		
5.290% 08/08/2007	3,898,179	3,898,179
Dreyfus Institutional		
Cash Advantage		
Money Market Fund(c)	1,169,454	1,169,454
Federal Home Loan Bank		
Discount Note		
5.174% 07/20/2007	289,115	289,115
First Tennessee		
National Corp.		
Eurodollar Time Deposit		
5.300% 07/18/2007	974,545	974,545

	Principal Amount	Market Value
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/06/2007	$ 974,545	$ 974,545
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/09/2007	1,364,363	1,364,363
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/20/2007	974,545	974,545
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/26/2007	779,636	779,636
Fortis Bank		
Eurodollar Time Deposit		
5.350% 07/05/2007	1,949,089	1,949,089
Freddie Mac Discount Note		
5.155% 07/16/2007	368,048	368,048
Freddie Mac Discount Note		
5.185% 07/09/2007	192,143	192,143
Morgan Stanley & Co		
Commercial Paper		
5.445% 08/01/2007	1,754,180	1,754,180
National Australia Bank		
Eurodollar Time Deposit		
5.320% 07/02/2007	1,949,089	1,949,089
Nationwide		
Building Society		
Commercial Paper		
5.301% 07/09/2007	1,945,080	1,945,080
Rabobank Nederland		
Eurodollar Time Deposit		
5.280% 07/05/2007	2,923,634	2,923,634
Rabobank Nederland		
Eurodollar Time Deposit		
5.290% 07/16/2007	3,898,179	3,898,179
Rabobank Nederland		
Eurodollar Time Deposit		
5.330% 07/02/2007	5,847,268	5,847,268
Reserve Primary		
Money Market Fund(c)	3,869,873	3,869,873
Royal Bank of Canada		
Eurodollar Time Deposit		
5.305% 08/30/2007	3,898,179	3,898,179
Royal Bank of Scotland		
Eurodollar Time Deposit		
5.270% 07/11/2007	974,545	974,545
Skandinaviska Enskilda		
Banken AB		
Eurodollar Time Deposit		
5.290% 07/13/2007	3,898,179	3,898,179
Skandinaviska Enskilda		
Banken AB		
Eurodollar Time Deposit		
5.290% 07/19/2007	584,727	584,727
Svenska Handlesbanken		
Eurodollar Time Deposit		
5.300% 07/02/2007	654,799	654,799

	Principal Amount	Market Value
UBS AG		
Eurodollar Time Deposit		
5.277% 07/05/2007	$ 2,728,725	$ 2,728,725
UBS AG		
Eurodollar Time Deposit		
5.285% 07/05/2007	3,898,179	3,898,179
Vanguard Prime		
Money Market Fund(c)	1,949,089	1,949,089
Wells Fargo		
Eurodollar Time Deposit		
5.260% 07/02/2007	1,052,508	1,052,508
Wells Fargo		
Eurodollar Time Deposit		
5.280% 07/11/2007	3,898,179	3,898,179
Wells Fargo		
Eurodollar Time Deposit		
5.280% 07/12/2007	1,949,089	1,949,089
		120,334,873
Repurchase Agreements — 0.8%		
Investors Bank & Trust		
Company Repurchase		
Agreement, dated		
6/29/2007, 3.50%,		
due 7/02/2007(f)	17,868,316	17,868,316
U.S. Government Agencies — 0.1%		
U.S. Treasury Bill(d)		
4.946% 08/09/2007	3,185,000	3,167,496
TOTAL SHORT-TERM INVESTMENTS (Cost $141,370,685)		141,370,685
TOTAL INVESTMENTS — 105.0% (Cost $1,984,574,667)(g)		2,540,478,094
Other Assets/ (Liabilities) — (5.0%)		(120,211,610)
NET ASSETS — 100.0%		**$2,420,266,484**

Notes to Portfolio of Investments

(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) Amount represents shares owned of the fund.
(d) This security is held as collateral for open futures contracts. *(Note 2)*.
(e) Represents investments of security lending collateral. *(Note 2)*.
(f) Maturity value of $17,873,528. Collateralized by a U.S. Government Agency obligation with a rate of 7.625%, maturity date 11/25/2030, and an aggregate market value, including accrued interest, of $18,761,732.
(g) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Core Opportunities Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 97.7%		
COMMON STOCK — 97.7%		
Aerospace & Defense — 2.7%		
United Technologies Corp.	18,200	$ 1,290,926
Auto Manufacturers — 1.4%		
Ford Motor Co.(a)	72,300	681,066
Banks — 1.5%		
Bank of America Corp.	14,100	689,349
Beverages — 6.8%		
The Coca-Cola Co.	26,100	1,365,291
Diageo PLC Sponsored ADR (United Kingdom)	8,700	724,797
PepsiCo, Inc.	17,500	1,134,875
		3,224,963
Building Materials — 1.1%		
USG Corp.(a) (b)	10,923	535,664
Chemicals — 2.2%		
PPG Industries, Inc.	13,400	1,019,874
Coal — 1.3%		
Peabody Energy Corp.	13,103	633,923
Commercial Services — 0.3%		
Western Union	6,800	141,644
Computers — 4.0%		
Dell, Inc.(b)	23,600	673,780
Seagate Technology(a)	55,685	1,212,262
		1,886,042
Cosmetics & Personal Care — 2.3%		
The Procter & Gamble Co.	18,000	1,101,420
Diversified Financial — 7.7%		
The Charles Schwab Corp.	67,200	1,378,944
Citigroup, Inc.	11,900	610,351
Franklin Resources, Inc.	3,600	476,892
Legg Mason, Inc.	11,864	1,167,180
		3,633,367
Electric — 1.2%		
Exelon Corp.	8,100	588,060
Engineering & Construction — 1.7%		
ABB Ltd. Sponsored ADR (Switzerland)	35,400	800,040
Environmental Controls — 1.6%		
Waste Management, Inc.	19,100	745,855

	Number of Shares	Market Value
Foods — 0.2%		
General Mills, Inc.	1,483	$ 86,637
Health Care – Products — 1.2%		
Medtronic, Inc.	10,600	549,716
Home Builders — 0.7%		
Toll Brothers, Inc.(a) (b)	13,700	342,226
Insurance — 4.2%		
Ambac Financial Group, Inc.	8,363	729,170
American International Group, Inc.	17,900	1,253,537
		1,982,707
Internet — 4.1%		
Google, Inc. Cl. A(b)	1,800	942,084
Yahoo!, Inc.(b)	36,700	995,671
		1,937,755
Machinery – Construction & Mining — 3.4%		
Caterpillar, Inc.	20,400	1,597,320
Machinery – Diversified — 1.4%		
Rockwell Automation, Inc.	9,563	664,055
Manufacturing — 5.8%		
General Electric Co.	55,900	2,139,852
Textron, Inc.	5,559	612,102
		2,751,954
Media — 1.3%		
Viacom, Inc. Cl. B(b)	14,600	607,798
Mining — 1.6%		
Newmont Mining Corp.(a)	18,900	738,234
Oil & Gas — 5.9%		
Chesapeake Energy Corp.(a)	24,300	840,780
Transocean, Inc.(b)	18,300	1,939,434
		2,780,214
Oil & Gas Services — 7.4%		
BJ Services Co.	13,600	386,784
Halliburton Co.	42,400	1,462,800
Schlumberger Ltd.	19,344	1,643,079
		3,492,663
Pharmaceuticals — 7.2%		
Gilead Sciences, Inc.(b)	17,600	682,352
Merck & Co., Inc.	16,500	821,700
Novartis AG ADR (Switzerland)	5,800	325,206
Pfizer, Inc.	33,600	859,152
Wyeth	12,600	722,484
		3,410,894

	Number of Shares	Market Value
Retail — 2.4%		
Best Buy Co., Inc.	4,800	$ 224,016
The Home Depot, Inc.	16,000	629,600
Tiffany & Co.	4,968	263,602
		1,117,218
Semiconductors — 10.3%		
Intel Corp.	91,200	2,166,912
STMicroelectronics NV NY Shares(a)	32,400	621,756
Taiwan Semiconductor Manufacturing Co. Ltd. Sponsored ADR (Taiwan)	95,801	1,066,263
Texas Instruments, Inc.	27,400	1,031,062
		4,885,993
Telecommunications — 1.7%		
Cisco Systems, Inc.(b)	8,400	233,940
Juniper Networks, Inc.(b)	21,900	551,223
		785,163
Transportation — 3.1%		
United Parcel Service, Inc. Cl. B	20,400	1,489,200
TOTAL EQUITIES (Cost $42,790,565)		46,191,940

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 13.1%		
Cash Equivalents — 8.4%(d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 51,126	51,126
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	127,810	127,810
American Beacon Money Market Fund(c)	143,401	143,401
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	95,860	95,860
Bank of America 5.270% 07/06/2007	127,814	127,814
Bank of America 5.270% 07/16/2007	25,563	25,563
Bank of America 5.270% 08/17/2007	31,954	31,954
Bank of America 5.300% 09/17/2007	63,907	63,907
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	127,814	127,814

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	$ 31,954	$ 31,954
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	25,563	25,563
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	19,172	19,172
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	121,423	121,423
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	70,298	70,298
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	127,814	127,814
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	25,563	25,563
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	63,907	63,907
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	19,172	19,172
BGI Institutional Money Market Fund(c)	83,079	83,079
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	191,721	191,721
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	63,907	63,907
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	191,721	191,721
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	127,814	127,814
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	127,814	127,814
Dreyfus Institutional Cash Advantage Money Market Fund(c)	38,344	38,344
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	9,480	9,480
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	31,954	31,954
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	$ 31,954	$ 31,954
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	44,735	44,735
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	31,954	31,954
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	25,563	25,563
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	63,907	63,907
Freddie Mac Discount Note 5.155% 07/16/2007	12,068	12,068
Freddie Mac Discount Note 5.185% 07/09/2007	6,300	6,300
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	57,516	57,516
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	63,907	63,907
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	63,776	63,776
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	95,860	95,860
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	127,814	127,814
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	191,721	191,721
Reserve Primary Money Market Fund(c)	126,886	126,886
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	127,814	127,814
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	31,954	31,954
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	127,814	127,814
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	19,172	19,172
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	$ 21,470	$ 21,470
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	89,470	89,470
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	127,814	127,814
Vanguard Prime Money Market Fund(c)	63,907	63,907
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	34,510	34,510
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	127,814	127,814
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	63,907	63,907
		3,945,556
Repurchase Agreements — 4.7%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	2,222,036	2,222,036
TOTAL SHORT-TERM INVESTMENTS (Cost $6,167,592)		**6,167,592**
TOTAL INVESTMENTS — 110.8% (Cost $48,958,157)(f)		**52,359,532**
Other Assets/ (Liabilities) — (10.8%)		**(5,087,318)**
NET ASSETS — 100.0%		**$47,272,214**

Notes to Portfolio of Investments

ADR - American Depository Receipt
- (a) Denotes all or a portion of security on loan. *(Note 2)*.
- (b) Non-income producing security.
- (c) Amount represents shares owned of the fund.
- (d) Represents investments of security lending collateral. *(Note 2)*.
- (e) Maturity value of $2,222,685. Collateralized by a U.S. Government Agency Obligation with a rate of 8.125%, maturity date of 11/25/2027, and an aggregate market value, including accrued interest, of $2,333,138.
- (f) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Blue Chip Growth Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 99.4%		
COMMON STOCK — 99.4%		
Advertising — 0.4%		
Omnicom Group, Inc.	40,400	$ 2,137,968
Aerospace & Defense — 1.7%		
General Dynamics Corp.	71,300	5,577,086
Rockwell Collins, Inc.	26,100	1,843,704
United Technologies Corp.	29,800	2,113,714
		9,534,504
Apparel — 0.6%		
Coach, Inc.(a)	72,300	3,426,297
Banks — 3.8%		
Mellon Financial Corp.	65,200	2,868,800
Northern Trust Corp.	72,700	4,670,248
State Street Corp.(b)	146,300	10,006,920
Wells Fargo & Co.	99,200	3,488,864
		21,034,832
Beverages — 0.5%		
PepsiCo, Inc.	45,200	2,931,220
Biotechnology — 2.0%		
Amgen, Inc.(a)	100	5,529
Celgene Corp.(a)	74,700	4,282,551
Genentech, Inc.(a)	95,400	7,217,964
		11,506,044
Chemicals — 0.9%		
Monsanto Co.	75,400	5,092,516
Commercial Services — 0.6%		
Accenture Ltd. Cl. A	27,700	1,188,053
Monster Worldwide, Inc.(a)	55,600	2,285,160
		3,473,213
Computers — 3.0%		
Apple, Inc.(a)	69,400	8,469,576
Dell, Inc.(a)	111,800	3,191,890
EMC Corp.(a)	191,000	3,457,100
Hewlett-Packard Co.	32,400	1,445,688
		16,564,254
Cosmetics & Personal Care — 1.2%		
The Procter & Gamble Co.	108,000	6,608,520
Diversified Financial — 12.8%		
American Express Co.	132,900	8,130,822
Ameriprise Financial, Inc.	38,800	2,466,516
The Charles Schwab Corp.	250,500	5,140,260

	Number of Shares	Market Value
Chicago Mercantile Exchange Holdings, Inc.(b)	3,900	$ 2,084,004
Citigroup, Inc.	125,700	6,447,153
Countrywide Financial Corp.(b)	83,800	3,046,130
Deutsche Boerse AG	4,750	536,282
E*TRADE Financial Corp.(a)	142,000	3,136,780
Franklin Resources, Inc.	66,200	8,769,514
The Goldman Sachs Group, Inc.	35,500	7,694,625
Interactive Brokers Group, Inc.(a)	10,900	295,717
Intercontinental Exchange, Inc.(a)	10,500	1,552,425
Legg Mason, Inc.	45,300	4,456,614
Merrill Lynch & Co., Inc.	40,400	3,376,632
Morgan Stanley	92,200	7,733,736
UBS AG Registered	109,900	6,531,751
		71,398,961
Electronics — 0.2%		
Thermo Fisher Scientific, Inc.(a)	18,300	946,476
Engineering & Construction — 0.8%		
Foster Wheeler Ltd.(a)	25,100	2,685,449
McDermott International, Inc.(a)	22,900	1,903,448
		4,588,897
Entertainment — 0.5%		
International Game Technology	70,900	2,814,730
Foods — 0.2%		
Sysco Corp.	37,000	1,220,630
Health Care – Products — 3.2%		
Alcon, Inc.	13,700	1,848,267
Baxter International, Inc.	18,800	1,059,192
Medtronic, Inc.	127,900	6,632,894
St. Jude Medical, Inc.(a) (b)	99,700	4,136,553
Stryker Corp.	64,500	4,069,305
		17,746,211
Health Care – Services — 3.8%		
Aetna, Inc.	106,900	5,280,860
Humana, Inc.(a)	32,400	1,973,484
Laboratory Corp. of America Holdings(a) (b)	23,900	1,870,414

	Number of Shares	Market Value
UnitedHealth Group, Inc.	100,300	$ 5,129,342
WellPoint, Inc.(a)	87,500	6,985,125
		21,239,225
Home Furnishing — 0.8%		
Harman International Industries, Inc.	38,300	4,473,440
Household Products — 0.0%		
Fortune Brands, Inc.(b)	1,300	107,081
Insurance — 3.1%		
American International Group, Inc.	123,900	8,676,717
The Hartford Financial Services Group, Inc.	21,300	2,098,263
Prudential Financial, Inc.	65,800	6,397,734
		17,172,714
Internet — 5.2%		
Amazon.com, Inc.(a) (b)	136,900	9,365,329
eBay, Inc.(a)	143,000	4,601,740
Google, Inc. Cl. A(a)	26,200	13,712,556
Yahoo!, Inc.(a)	53,400	1,448,742
		29,128,367
Lodging — 1.5%		
Marriott International, Inc. Cl. A	89,100	3,852,684
MGM Mirage(a)	19,300	1,591,864
Wynn Resorts Ltd.(b)	32,300	2,896,987
		8,341,535
Machinery – Construction & Mining — 0.3%		
Joy Global, Inc.	26,600	1,551,578
Manufacturing — 6.3%		
Danaher Corp.	168,200	12,699,100
General Electric Co.	525,500	20,116,140
Illinois Tool Works, Inc.	41,400	2,243,466
		35,058,706
Media — 1.9%		
Grupo Televisa SA Sponsored ADR (Mexico)	61,200	1,689,732
Rogers Communications, Inc. Cl. B(b)	122,200	5,192,278
Time Warner, Inc.	58,200	1,224,528
Viacom, Inc. Cl. B(a)	58,000	2,414,540
		10,521,078
Mining — 0.3%		
Freeport-McMoran Copper & Gold, Inc.	19,300	1,598,426

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Oil & Gas — 2.9%		
EOG Resources, Inc.	26,200	$ 1,914,172
Exxon Mobil Corp.	77,800	6,525,864
Murphy Oil Corp.	43,200	2,567,808
Sunoco, Inc.	9,000	717,120
Total SA Sponsored ADR (France)	58,000	4,696,840
		16,421,804
Oil & Gas Services — 5.3%		
Baker Hughes, Inc.	84,200	7,083,746
Schlumberger Ltd.	156,700	13,310,098
Smith International, Inc.	156,000	9,147,840
		29,541,684
Pharmaceuticals — 7.7%		
Allergan, Inc.	41,000	2,363,240
Cardinal Health, Inc.	39,700	2,804,408
Eli Lilly & Co.	40,000	2,235,200
Express Scripts, Inc.(a)	75,800	3,790,758
Gilead Sciences, Inc.(a)	214,600	8,320,042
Medco Health Solutions, Inc.(a)	51,300	4,000,887
Merck & Co., Inc.	64,100	3,192,180
Novartis AG	51,800	2,898,866
Roche Holding AG	25,134	4,432,840
Schering-Plough Corp.	100,100	3,047,044
Sepracor, Inc.(a) (b)	26,100	1,070,622
Wyeth	82,700	4,742,018
		42,898,105
Retail — 6.5%		
Bed Bath & Beyond, Inc.(a)	66,900	2,407,731
CVS Caremark Corp.	270,168	9,847,624
The Home Depot, Inc.	82,500	3,246,375
Kohl's Corp.(a)	130,700	9,283,621
McDonald's Corp.	18,000	913,680
Target Corp.	108,800	6,919,680
Wal-Mart Stores, Inc.	74,100	3,564,951
		36,183,662
Semiconductors — 5.4%		
Analog Devices, Inc.	105,600	3,974,784
Applied Materials, Inc.	67,500	1,341,225
ASML Holding NV(a) (b)	83,500	2,292,075
Intel Corp.	185,600	4,409,856
Marvell Technology Group Ltd.(a) (b)	280,700	5,111,547
Maxim Integrated Products, Inc.	113,300	3,785,353
Texas Instruments, Inc.	126,000	4,741,380
Xilinx, Inc.	180,000	4,818,600
		30,474,820

	Number of Shares	Market Value
Software — 6.8%		
Adobe Systems, Inc.(a)	83,300	$ 3,344,495
Autodesk, Inc.(a)	99,800	4,698,584
Automatic Data Processing, Inc.	148,300	7,188,101
Electronic Arts, Inc.(a)	66,300	3,137,316
Intuit, Inc.(a)	44,300	1,332,544
Microsoft Corp.	468,700	13,812,589
Oracle Corp.(a)	214,400	4,225,824
Paychex, Inc.	13,800	539,856
		38,279,309
Telecommunications — 8.8%		
America Movil SAB de CV Sponsored ADR (Mexico)	132,400	8,199,532
American Tower Corp. Cl. A(a)	183,500	7,707,000
AT&T, Inc.	30,800	1,278,200
Cisco Systems, Inc.(a)	357,000	9,942,450
Corning, Inc.(a)	105,600	2,698,080
Juniper Networks, Inc.(a) (b)	222,900	5,610,393
MetroPCS Communications, Inc.(a)	38,900	1,285,256
Nokia Oyj Sponsored ADR (Finland)	181,400	5,099,154
Qualcomm, Inc.	104,900	4,551,611
Telefonaktiebolaget LM Ericsson Cl. B Sponsored ADR (Sweden)(b)	76,100	3,035,629
		49,407,305
Transportation — 0.4%		
Expeditors International of Washington, Inc.	51,800	2,139,340
TOTAL EQUITIES (Cost $478,147,669)		555,563,452

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 9.5%		
Cash Equivalents — 7.0%(d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 502,385	502,385
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	1,255,973	1,255,973
American Beacon Money Market Fund(c)	1,409,144	1,409,144

	Principal Amount	Market Value
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	$ 941,980	$ 941,980
Bank of America 5.270% 07/06/2007	1,255,973	1,255,973
Bank of America 5.270% 07/16/2007	251,195	251,195
Bank of America 5.270% 08/17/2007	313,993	313,993
Bank of America 5.300% 09/17/2007	627,987	627,987
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	1,255,973	1,255,973
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	313,993	313,993
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	251,195	251,195
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	188,396	188,396
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	1,193,174	1,193,174
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	690,785	690,785
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	1,255,973	1,255,973
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	251,195	251,195
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	627,987	627,987
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	188,396	188,396
BGI Institutional Money Market Fund(c)	816,382	816,382
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	1,883,960	1,883,960
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	627,987	627,987
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	1,883,960	1,883,960

(Continued)

The accompanying notes are an integral part of the financial statements.

126

	Principal Amount	Market Value
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	$ 1,255,973	$ 1,255,973
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	1,255,973	1,255,973
Dreyfus Institutional Cash Advantage Money Market Fund(c)	376,792	376,792
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	93,151	93,151
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	313,993	313,993
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	313,993	313,993
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	439,591	439,591
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	313,993	313,993
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	251,195	251,195
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	627,987	627,987
Freddie Mac Discount Note 5.155% 07/16/2007	118,583	118,583
Freddie Mac Discount Note 5.185% 07/09/2007	61,908	61,908
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	565,188	565,188
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	627,987	627,987
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	626,695	626,695
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	941,980	941,980
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	$ 1,255,973	$ 1,255,973
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	1,883,960	1,883,960
Reserve Primary Money Market Fund(c)	1,246,853	1,246,853
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	1,255,973	1,255,973
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	313,993	313,993
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	1,255,973	1,255,973
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	188,396	188,396
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	210,973	210,973
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	879,181	879,181
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	1,255,973	1,255,973
Vanguard Prime Money Market Fund(c)	627,987	627,987
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	339,113	339,113
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	1,255,973	1,255,973
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	627,987	627,987
		38,771,276
Repurchase Agreements — 2.5%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	14,112,841	14,112,841

	Market Value
TOTAL SHORT-TERM INVESTMENTS (Cost $52,884,117)	**$ 52,884,117**
TOTAL INVESTMENTS — 108.9% (Cost $531,031,786)(f)	**608,447,569**
Other Assets/(Liabilities) — (8.9%)	**(49,777,955)**
NET ASSETS — 100.0%	**$558,669,614**

Notes to Portfolio of Investments

ADR - American Depository Receipt

(a) Non-income producing security.

(b) Denotes all or a portion of security on loan. *(Note 2)*.

(c) Amount represents shares owned of the fund.

(d) Represents investments of security lending collateral. *(Note 2)*.

(e) Maturity value of $14,116,958. Collaterized by a U.S. Government Agency obligation with a rate of 4.694%, maturity date 8/01/2035, and an aggregate market value, including accrued interest, of $14,818,484.

(f) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

127

MassMutual Select Large Cap Growth Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 99.7%		
COMMON STOCK — 99.7%		
Aerospace & Defense — 4.7%		
Boeing Co.	14,990	$ 1,441,438
Spirit AeroSystems Holdings, Inc. Cl. A(a)	18,300	659,715
		2,101,153
Apparel — 1.2%		
Nike, Inc. Cl. B	8,800	512,952
Beverages — 1.1%		
PepsiCo, Inc.	7,775	504,209
Biotechnology — 3.3%		
Celgene Corp.(a)	9,300	533,169
Genentech, Inc.(a)	12,250	926,835
		1,460,004
Chemicals — 2.9%		
Air Products & Chemicals, Inc.	4,000	321,480
Monsanto Co.	14,000	945,560
		1,267,040
Commercial Services — 0.5%		
Moody's Corp.(b)	3,300	205,260
Computers — 10.4%		
Apple, Inc.(a)	18,535	2,262,011
Hewlett-Packard Co.	30,500	1,360,910
Network Appliance, Inc.(a)	18,550	541,660
Sun Microsystems, Inc.(a)	81,800	430,268
		4,594,849
Cosmetics & Personal Care — 3.6%		
Colgate-Palmolive Co.	6,800	440,980
The Procter & Gamble Co.	18,900	1,156,491
		1,597,471
Diversified Financial — 17.3%		
Blackstone Group (The), LP(a) (b)	13,700	400,999
Chicago Mercantile Exchange Holdings, Inc.(b)	2,900	1,549,644
Credit Suisse Group, Sponsored ADR (Switzerland)	7,900	560,584
Franklin Resources, Inc.	10,000	1,324,700
The Goldman Sachs Group, Inc.	2,595	562,466
JP Morgan Chase & Co.	12,250	593,513
Janus Capital Group, Inc.(b)	8,700	242,208
Lazard Ltd. Cl. A	4,400	$ 198,132
Legg Mason, Inc.	9,020	887,388
Merrill Lynch & Co., Inc.	12,000	1,002,960
NYSE Euronext(b)	4,050	298,161
		7,620,755
Engineering & Construction — 0.7%		
Fluor Corp.	2,665	296,801
Foods — 0.4%		
Wrigley (Wm.) Jr. Co.(b)	3,040	168,142
Health Care – Products — 2.4%		
Alcon, Inc.	7,800	1,052,298
Health Care – Services — 4.3%		
WellPoint, Inc.(a)	23,690	1,891,173
Insurance — 1.1%		
American International Group, Inc.	7,280	509,819
Internet — 7.8%		
Akamai Technologies, Inc.(a) (b)	11,975	582,464
eBay, Inc.(a)	11,900	382,942
Google, Inc. Cl. A(a)	4,725	2,472,971
		3,438,377
Lodging — 3.6%		
Hilton Hotels Corp.	10,400	348,088
Las Vegas Sands Corp.(a) (b)	5,300	404,867
Starwood Hotels & Resorts Worldwide, Inc.	12,800	858,496
		1,611,451
Machinery – Diversified — 0.3%		
Deere & Co.	1,260	152,132
Manufacturing — 1.2%		
Honeywell International, Inc.	9,130	513,836
Media — 3.6%		
Comcast Corp. Special, Cl. A(a) (b)	52,700	1,473,492
Time Warner, Inc.	6,200	130,448
		1,603,940
Oil & Gas Services — 3.9%		
Baker Hughes, Inc.	3,600	302,868
Halliburton Co.	18,550	639,975
Schlumberger Ltd.	9,160	778,050
		1,720,893
Pharmaceuticals — 9.4%		
Abbott Laboratories	21,200	$ 1,135,260
Gilead Sciences, Inc.(a)	33,260	1,289,490
Medco Health Solutions, Inc.(a)	5,800	452,342
Merck & Co., Inc.	11,100	552,780
Teva Pharmaceutical Sponsored ADR (Israel)	5,800	239,250
Wyeth	8,200	470,188
		4,139,310
Retail — 4.4%		
Kohl's Corp.(a)	10,200	724,506
McDonald's Corp.	7,775	394,659
Target Corp.	12,700	807,720
		1,926,885
Semiconductors — 2.2%		
Broadcom Corp. Cl. A(a)	33,945	992,891
Software — 3.4%		
Adobe Systems, Inc.(a)	16,200	650,430
Microsoft Corp.	28,400	836,948
		1,487,378
Telecommunications — 5.5%		
America Movil SAB de CV, Series L, Sponsored ADR (Mexico)	1,600	99,088
Cisco Systems, Inc.(a)	61,600	1,715,560
Qualcomm, Inc.	14,550	631,325
		2,445,973
Transportation — 0.5%		
Hertz Global Holdings, Inc.(a)	8,000	212,560
TOTAL EQUITIES (Cost $39,375,820)		**44,027,552**

	Principal Amount	
SHORT-TERM INVESTMENTS — 10.6%		
Cash Equivalents — 10.5%(d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 59,931	59,931
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	149,817	149,817
American Beacon Money Market Fund(c)	168,088	168,088

(Continued)

The accompanying notes are an integral part of the financial statements.

128

	Principal Amount	Market Value
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	$112,363	$ 112,363
Bank of America 5.270% 07/06/2007	149,817	149,817
Bank of America 5.270% 07/16/2007	29,963	29,963
Bank of America 5.270% 08/17/2007	37,454	37,454
Bank of America 5.300% 09/17/2007	74,909	74,909
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	149,817	149,817
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	37,454	37,454
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	29,963	29,963
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	22,473	22,473
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	142,327	142,327
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	82,400	82,400
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	149,817	149,817
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	29,963	29,963
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	74,909	74,909
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	22,473	22,473
BGI Institutional Money Market Fund(c)	97,381	97,381
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	224,726	224,726
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	74,909	74,909
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	$224,726	$ 224,726
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	149,817	149,817
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	149,817	149,817
Dreyfus Institutional Cash Advantage Money Market Fund(c)	44,945	44,945
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	11,111	11,111
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	37,454	37,454
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	37,454	37,454
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	52,436	52,436
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	37,454	37,454
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	29,963	29,963
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	74,909	74,909
Freddie Mac Discount Note 5.155% 07/16/2007	14,145	14,145
Freddie Mac Discount Note 5.185% 07/09/2007	7,385	7,385
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	67,418	67,418
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	74,909	74,909
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	74,755	74,755
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	$112,363	$ 112,363
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	149,817	149,817
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	224,726	224,726
Reserve Primary Money Market Fund(c)	148,730	148,730
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	149,817	149,817
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	37,454	37,454
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	149,817	149,817
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	22,473	22,473
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	25,166	25,166
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	104,872	104,872
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	149,817	149,817
Vanguard Prime Money Market Fund(c)	74,909	74,909
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	40,451	40,451
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	149,817	149,817
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	74,909	74,909
		4,624,790
Repurchase Agreements — 0.1%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	44,159	44,159

(Continued)

The accompanying notes are an integral part of the financial statements.

	Market Value
TOTAL SHORT-TERM INVESTMENTS (Cost $4,668,949)	**$ 4,668,949**
TOTAL INVESTMENTS — 110.3% (Cost $44,044,769)(f)	48,696,501
Other Assets/ (Liabilities) — (10.3%)	(4,564,903)
NET ASSETS — 100.0%	**$44,131,598**

Notes to Portfolio of Investments

ADR - American Depository Receipt

(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) Amount represents shares owned of the fund.
(d) Represents investments of security lending collateral. *(Note 2)*.
(e) Maturity value of $44,172. Collateralized by a U.S. Government Agency obligation with a rate of 4.495%, maturity date of 1/01/2034, and an aggregate market value, including accrued interest, of $46,367.
(f) See Note 6 for aggregate cost for Federal tax purposes.

The remainder of this page is intentionally left blank.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Growth Equity Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 97.6%		
COMMON STOCK — 97.6%		
Advertising — 0.2%		
Omnicom Group, Inc.	20,000	$ 1,058,400
Aerospace & Defense — 1.6%		
General Dynamics Corp.	9,500	743,090
Lockheed Martin Corp.	43,200	4,066,416
Northrop Grumman Corp.	7,000	545,090
Raytheon Co.	12,900	695,181
United Technologies Corp.	17,500	1,241,275
		7,291,052
Agriculture — 0.9%		
Altria Group, Inc.	23,700	1,662,318
UST, Inc.	41,100	2,207,481
		3,869,799
Apparel — 2.4%		
Coach, Inc.(a)	101,900	4,829,041
Columbia Sportswear Co.(b)	3,700	254,116
Liz Claiborne, Inc.	10,200	380,460
Nike, Inc. Cl. B	51,900	3,025,251
Polo Ralph Lauren Corp.	8,000	784,880
VF Corp.	17,900	1,639,282
		10,913,030
Auto Manufacturers — 1.1%		
Paccar, Inc.	58,950	5,131,008
Automotive & Parts — 0.3%		
The Goodyear Tire & Rubber Co.(a)	38,100	1,324,356
Banks — 0.2%		
Investors Financial Services Corp.	6,400	394,688
Peoples United Financial(b)	16,740	296,800
		691,488
Beverages — 1.7%		
Anheuser-Busch Cos., Inc.	71,000	3,703,360
The Coca-Cola Co.	77,300	4,043,563
		7,746,923
Biotechnology — 0.1%		
Amgen, Inc.(a)	3,900	215,631

	Number of Shares	Market Value
Building Materials — 0.6%		
American Standard Cos., Inc.	27,300	$ 1,610,154
Martin Marietta Materials, Inc.	2,300	372,646
Masco Corp.(b)	21,100	600,717
		2,583,517
Chemicals — 1.2%		
Albemarle Corp.	19,700	759,041
Ecolab, Inc.	15,600	666,120
Hercules, Inc.(a) (b)	24,700	485,355
International Flavors & Fragrances, Inc.	15,600	813,384
Lyondell Chemical Co.	7,500	278,400
PPG Industries, Inc.	9,000	684,990
The Sherwin-Williams Co.	23,600	1,568,692
		5,255,982
Commercial Services — 1.1%		
Apollo Group, Inc. Cl. A(a)	4,100	239,563
Career Education Corp.(a)	11,400	384,978
Corrections Corp. of America(a)	3,000	189,330
ITT Educational Services, Inc.(a)	9,100	1,068,158
Manpower, Inc.	11,200	1,033,088
McKesson Corp.	17,200	1,025,808
Moody's Corp.	12,100	752,620
Rent-A-Center, Inc.(a)	13,400	351,482
		5,045,027
Computer Related Services — 0.0%		
Ingram Micro, Inc. Cl. A(a)	7,300	158,483
Computers — 8.4%		
Affiliated Computer Services, Inc. Cl. A(a)	6,800	385,696
Apple, Inc.(a)	48,800	5,955,552
Cognizant Technology Solutions Corp. Cl. A(a)	20,600	1,546,854
Dell, Inc.(a)	302,800	8,644,940
EMC Corp.(a)	142,500	2,579,250
FactSet Research Systems, Inc.	11,000	751,850
Hewlett-Packard Co.	46,700	2,083,754
International Business Machines Corp.	132,800	13,977,200
Lexmark International, Inc. Cl. A(a)	43,600	2,149,916
		38,075,012

	Number of Shares	Market Value
Computers & Information — 0.4%		
CDW Corp.(a)	20,000	$ 1,699,400
Cosmetics & Personal Care — 0.4%		
Avon Products, Inc.	26,300	966,525
Colgate-Palmolive Co.	3,600	233,460
The Estee Lauder Cos., Inc. Cl. A	11,900	541,569
		1,741,554
Diversified Financial — 2.7%		
Citigroup, Inc.	14,700	753,963
Countrywide Financial Corp.(b)	12,300	447,105
Eaton Vance Corp.	3,400	150,212
The First Marblehead Corp.(b)	17,900	691,656
Franklin Resources, Inc.	9,800	1,298,206
The Goldman Sachs Group, Inc.	27,300	5,917,275
Morgan Stanley	37,800	3,170,664
		12,429,081
Electric — 0.9%		
AES Corp.(a)	51,600	1,129,008
American Electric Power Co., Inc.	11,200	504,448
CenterPoint Energy, Inc.	21,600	375,840
Constellation Energy Group, Inc.	7,700	671,209
Entergy Corp.	14,200	1,524,370
		4,204,875
Electrical Components & Equipment — 0.8%		
Emerson Electric Co.	17,800	833,040
Energizer Holdings, Inc.(a)	21,300	2,121,480
Molex, Inc.	17,600	528,176
		3,482,696
Electronics — 0.8%		
Amphenol Corp. Cl. A	18,300	652,395
Avnet, Inc.(a)	14,900	590,636
FLIR Systems, Inc.(a) (b)	14,200	656,750
Trimble Navigation Ltd.(a)	19,200	618,240
Waters Corp.(a)	21,000	1,246,560
		3,764,581
Environmental Controls — 0.2%		
Nalco Holding Co.	5,200	142,740
Waste Management, Inc.	20,200	788,810
		931,550

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Foods — 2.0%		
Campbell Soup Co.	5,600	$ 217,336
Corn Products		
International, Inc.	7,900	359,055
General Mills, Inc.	3,900	227,838
Heinz (H. J.) Co.	24,700	1,172,509
Kraft Foods, Inc. Cl. A	24,626	868,066
The Kroger Co.	59,000	1,659,670
McCormick & Co., Inc.	15,900	607,062
Safeway, Inc.	36,000	1,225,080
Sara Lee Corp.	19,500	339,300
Sysco Corp.	73,800	2,434,662
		9,110,578
Gas — 0.0%		
Sempra Energy	3,400	201,382
Hand & Machine Tools — 0.1%		
Lincoln Electric		
Holdings, Inc.	4,900	363,776
Health Care – Products — 6.2%		
Bard (C.R.), Inc.	10,100	834,563
Baxter International, Inc.	40,600	2,287,404
Becton, Dickinson & Co.	20,500	1,527,250
Biomet, Inc.	6,000	274,320
Dentsply International, Inc.	2,900	110,954
IDEXX Laboratories, Inc.(a)	3,100	293,353
Immucor, Inc.(a)	14,700	411,159
Johnson & Johnson	194,100	11,960,442
Kinetic Concepts, Inc.(a)	2,300	119,531
Patterson Cos., Inc.(a)	17,600	655,952
Respironics, Inc.(a)	3,900	166,101
St. Jude Medical, Inc.(a)	4,900	203,301
Stryker Corp.	64,600	4,075,614
Techne Corp.(a)	4,200	240,282
Zimmer Holdings, Inc.(a)	59,000	5,008,510
		28,168,736
Health Care – Services — 2.4%		
Aetna, Inc.	22,400	1,106,560
Laboratory Corp. of		
America Holdings(a) (b)	10,900	853,034
Lincare Holdings, Inc.(a)	12,200	486,170
Manor Care, Inc.(b)	10,500	685,545
Quest Diagnostics, Inc.	38,500	1,988,525
UnitedHealth Group, Inc.	108,552	5,551,349
WellPoint, Inc.(a)	4,300	343,269
		11,014,452
Home Builders — 0.3%		
Centex Corp.(b)	8,100	324,810
Lennar Corp. Cl. A	7,200	263,232
Thor Industries, Inc.(b)	19,600	884,744
		1,472,786

	Number of Shares	Market Value
Home Furnishing — 0.1%		
Tempur-Pedic		
International, Inc.(b)	9,900	$ 256,410
Household Products — 0.8%		
Church & Dwight Co., Inc.	4,800	232,608
Kimberly-Clark Corp.	52,600	3,518,414
		3,751,022
Industrial – Distribution — 0.1%		
W.W. Grainger, Inc.	5,300	493,165
Insurance — 3.3%		
AFLAC, Inc.(b)	32,400	1,665,360
Allstate Corp.	25,100	1,543,901
Ambac Financial		
Group, Inc.	10,100	880,619
American International		
Group, Inc.	34,500	2,416,035
W.R. Berkley Corp.	1,400	45,556
Brown & Brown, Inc.	15,100	379,614
Cigna Corp.	38,600	2,015,692
Markel Corp.(a)	500	242,280
MBIA, Inc.(b)	8,600	535,092
Odyssey Re Holdings Corp.	1,200	51,468
Philadelphia Consolidated		
Holding Corp.(a)	2,700	112,860
The PMI Group, Inc.	13,800	616,446
Progressive Corp.	21,800	521,674
Prudential Financial, Inc.	9,900	962,577
Radian Group, Inc.	4,200	226,800
Reinsurance Group		
of America, Inc.	1,900	114,456
Torchmark Corp.	10,200	683,400
St. Paul Travelers Companies	35,000	1,872,500
		14,886,330
Internet — 0.7%		
Amazon.com, Inc.(a)	17,200	1,176,652
eBay, Inc.(a)	19,500	627,510
Expedia, Inc.(a)	12,400	363,196
IAC/InterActiveCorp(a)	8,000	276,880
McAfee, Inc.(a)	25,000	880,000
		3,324,238
Investment Companies — 0.0%		
American Capital		
Strategies Ltd.(b)	4,700	199,844
Iron & Steel — 0.1%		
Cleveland-Cliffs, Inc.	3,200	248,544
Leisure Time — 1.2%		
Harley-Davidson, Inc.(b)	88,600	5,281,446

	Number of Shares	Market Value
Lodging — 1.1%		
Choice Hotels		
International, Inc.	6,100	$ 241,072
Marriott		
International, Inc. Cl. A	61,100	2,641,964
MGM Mirage(a)	23,700	1,954,776
		4,837,812
Machinery – Diversified — 0.3%		
Deere & Co.	8,400	1,014,216
Graco, Inc.	5,400	217,512
		1,231,728
Manufacturing — 1.7%		
Carlisle Cos., Inc.	5,700	265,107
Crane Co.	4,800	218,160
Danaher Corp.	36,600	2,763,300
Honeywell International, Inc.	22,400	1,260,672
Illinois Tool Works, Inc.	28,300	1,533,577
Textron, Inc.	2,700	297,297
Tyco International Ltd.	38,900	1,314,431
		7,652,544
Media — 3.9%		
Citadel Broadcasting Corp.	3,279	21,150
Comcast Corp. Cl. A(a)	241,800	6,799,416
The DIRECTV		
Group, Inc.(a)	203,400	4,700,574
EchoStar		
Communications Corp.		
Cl. A(a)	1,900	82,403
Gannett Co., Inc.	22,100	1,214,395
Liberty Media		
Holding Corp.		
Capital Cl. A(a)	8,100	953,208
The McGraw-Hill		
Companies, Inc.	9,300	633,144
News Corp., Inc. Cl. A	32,700	693,567
Time Warner, Inc.	65,700	1,382,328
The Walt Disney Co.	39,800	1,358,772
		17,838,957
Metal Fabricate & Hardware — 0.3%		
Precision Castparts Corp.	12,200	1,480,592
Mining — 0.1%		
Southern Copper Corp.(b)	1,100	103,686
Vulcan Materials Co.(b)	2,800	320,712
		424,398
Office Equipment/Supplies — 0.1%		
Pitney Bowes, Inc.	11,300	529,066
Oil & Gas — 5.6%		
Anadarko Petroleum Corp.	8,300	431,517
Apache Corp.	4,600	375,314

(Continued)

The accompanying notes are an integral part of the financial statements.

132

MassMutual Select Growth Equity Fund – Portfolio of Investments (Continued)

	Number of Shares	Market Value
Chevron Corp.	83,600	$ 7,042,464
ConocoPhillips	18,637	1,463,005
Devon Energy Corp.	5,800	454,082
Exxon Mobil Corp.	178,900	15,006,132
Occidental Petroleum Corp.	6,800	393,584
		25,166,098
Packaging & Containers — 0.3%		
Owens-Illinois, Inc.(a)	8,200	287,000
Pactiv Corp.(a)	33,100	1,055,559
		1,342,559
Pharmaceuticals — 7.9%		
Abbott Laboratories	34,800	1,863,540
Bristol-Myers Squibb Co.	17,000	536,520
Cardinal Health, Inc.	20,400	1,441,056
Express Scripts, Inc.(a)	40,600	2,030,406
Forest Laboratories, Inc.(a)	98,600	4,501,090
Merck & Co., Inc.	296,100	14,745,780
NBTY, Inc.(a)	11,200	483,840
Pfizer, Inc.	132,600	3,390,582
Schering-Plough Corp.	204,500	6,224,980
Wyeth	9,400	538,996
		35,756,790
Retail — 18.1%		
Abercrombie & Fitch Co. Cl. A	9,400	686,012
American Eagle Outfitters, Inc.	83,400	2,140,044
AutoNation, Inc.(a)	33,800	758,472
AutoZone, Inc.(a)	15,400	2,103,948
Bed Bath & Beyond, Inc.(a)	53,500	1,925,465
Best Buy Co., Inc.	11,600	541,372
Big Lots, Inc.(a) (b)	19,400	570,748
Brinker International, Inc.(b)	7,050	206,354
Carmax, Inc.(a) (b)	50,400	1,285,200
Costco Wholesale Corp.	9,000	526,680
Dollar General Corp.	28,800	631,296
Dollar Tree Stores, Inc.(a)	30,400	1,323,920
Family Dollar Stores, Inc.	40,200	1,379,664
The Gap, Inc.	25,000	477,500
The Home Depot, Inc.	301,500	11,864,025
J.C. Penney Co., Inc.	16,800	1,215,984
Jack in the Box, Inc.(a)	12,500	886,750
Kohl's Corp.(a)	103,700	7,365,811
Limited Brands, Inc.(b)	44,300	1,216,035
Lowe's Companies, Inc.(b)	209,800	6,438,762
McDonald's Corp.	121,100	6,147,036
Nordstrom, Inc.	43,800	2,239,056
OfficeMax, Inc.	12,700	499,110
O'Reilly Automotive, Inc.(a)	10,200	372,810

	Number of Shares	Market Value
Petsmart, Inc.	11,800	$ 382,910
RadioShack Corp.(b)	26,700	884,838
Sears Holdings Corp.(a)	6,400	1,084,800
Staples, Inc.	87,000	2,064,510
Starbucks Corp.(a)	51,800	1,359,232
Target Corp.	78,600	4,998,960
Tiffany & Co.	16,900	896,714
The TJX Cos., Inc.	42,100	1,157,750
Walgreen Co.	55,600	2,420,824
Wal-Mart Stores, Inc.	242,000	11,642,620
Yum! Brands, Inc.	64,200	2,100,624
		81,795,836
Semiconductors — 1.2%		
Intel Corp.	194,800	4,628,448
Novellus Systems, Inc.(a) (b)	21,000	595,770
		5,224,218
Software — 7.5%		
Adobe Systems, Inc.(a)	21,800	875,270
BEA Systems, Inc.(a)	16,300	223,147
BMC Software, Inc.(a)	26,800	812,040
CA, Inc.	9,400	242,802
Citrix Systems, Inc.(a)	4,700	158,249
Compuware Corp.(a)	18,300	217,038
First Data Corp.	28,600	934,362
Fiserv, Inc.(a)	38,800	2,203,840
Intuit, Inc.(a)	11,600	348,928
Microsoft Corp.	566,100	16,682,967
MoneyGram International, Inc.	18,900	528,255
Oracle Corp.(a)	465,800	9,180,918
SEI Investments Co.	32,000	929,280
Total System Services, Inc.(b)	13,300	392,483
		33,729,579
Telecommunications — 4.6%		
AT&T, Inc.	118,260	4,907,790
Cisco Systems, Inc.(a)	526,600	14,665,810
Juniper Networks, Inc.(a)	9,500	239,115
Polycom, Inc.(a)	21,100	708,960
Telephone and Data Systems, Inc.	6,900	431,733
		20,953,408
Textiles — 0.0%		
Cintas Corp.(b)	3,900	153,777
Toys, Games & Hobbies — 0.6%		
Hasbro, Inc.	16,600	521,406
Mattel, Inc.	88,100	2,228,049
		2,749,455

	Number of Shares	Market Value
Transportation — 1.0%		
C.H. Robinson Worldwide, Inc.	10,800	$ 567,216
CSX Corp.	10,900	491,372
Expeditors International of Washington, Inc.	4,600	189,980
FedEx Corp.	29,600	3,284,712
		4,533,280
TOTAL EQUITIES (Cost $416,627,779)		**441,786,251**
RIGHTS — 0.0%		
Computers		
Seagate Technology(a) (c)	66,000	0
TOTAL RIGHTS (Cost $0)		**0**
TOTAL LONG TERM INVESTMENTS (Cost $416,627,779)		**441,786,251**

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 6.0%		
Cash Equivalents — 3.6%(e)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 213,308	213,308
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	533,270	533,270
American Beacon Money Market Fund(d)	598,303	598,303
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	399,952	399,952
Bank of America 5.270% 07/06/2007	533,269	533,269
Bank of America 5.270% 07/16/2007	106,654	106,654
Bank of America 5.270% 08/17/2007	133,317	133,317
Bank of America 5.300% 09/17/2007	266,634	266,634
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	533,269	533,269
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	133,317	133,317

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value		Principal Amount	Market Value		Principal Amount	Market Value
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	$ 106,654	$ 106,654	Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	$ 133,317	$ 133,317	Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	$ 89,576	$ 89,576
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	79,990	79,990	Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	186,644	186,644	UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	373,288	373,288
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	506,605	506,605	Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	133,317	133,317	UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	533,269	533,269
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	293,298	293,298	Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	106,654	106,654	Vanguard Prime Money Market Fund(d)	266,634	266,634
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	533,269	533,269	Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	266,634	266,634	Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	143,983	143,983
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	106,654	106,654	Freddie Mac Discount Note 5.155% 07/16/2007	50,349	50,349	Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	533,269	533,269
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	266,634	266,634	Freddie Mac Discount Note 5.185% 07/09/2007	26,285	26,285	Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	266,634	266,634
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	79,990	79,990	Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	239,971	239,971			16,461,749
BGI Institutional Money Market Fund(d)	346,625	346,625	National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	266,634	266,634	**Repurchase Agreements — 2.4%**		
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	799,903	799,903	Nationwide Building Society Commercial Paper 5.301% 07/09/2007	266,086	266,086	Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(f)	10,639,757	10,639,757
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	266,634	266,634	Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	399,952	399,952			
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	799,903	799,903	Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	533,269	533,269	**TOTAL SHORT-TERM INVESTMENTS (Cost $27,101,506)**		27,101,506
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	533,269	533,269	Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	799,903	799,903	**TOTAL INVESTMENTS — 103.6% (Cost $443,729,285)(g)**		468,887,757
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	533,269	533,269	Reserve Primary Money Market Fund(d)	529,397	529,397	**Other Assets/ (Liabilities) — (3.6%)**		(16,293,667)
Dreyfus Institutional Cash Advantage Money Market Fund(d)	159,981	159,981	Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	533,269	533,269	**NET ASSETS — 100.0%**		$452,594,090
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	39,551	39,551	Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	133,317	133,317			
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	133,317	133,317	Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	533,269	533,269			
			Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	79,990	79,990			

Notes to Portfolio of Investments
(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) This security is valued in good faith under procedures established by the Board of Trustees.
(d) Amount represents shares owned of the fund.
(e) Represents investments of security lending collateral. *(Note 2)*.
(f) Maturity value of $10,642,861. Collateralized by a U.S. Government Agency obligation with a rate of 8.20%, maturity date of 2/25/2029, and an aggregate market value, including accrued interest, of $11,171,745.
(g) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 98.9%		
COMMON STOCK — 98.9%		
Biotechnology — 8.7%		
Genentech, Inc. (a)	363,900	$ 27,532,674
Genzyme Corp. (a)	284,700	18,334,680
		45,867,354
Chemicals — 0.8%		
Praxair, Inc.	60,000	4,319,400
Commercial Services — 4.6%		
Iron Mountain, Inc. (a) (b)	176,350	4,608,025
Moody's Corp. (b)	227,300	14,138,060
Weight Watchers International, Inc.	60,000	3,050,400
Western Union	120,000	2,499,600
		24,296,085
Computers — 7.3%		
Apple, Inc. (a)	221,700	27,056,268
Research In Motion Ltd. (a)	22,500	4,499,775
SanDisk Corp. (a)	65,000	3,181,100
Seagate Technology (b)	175,000	3,809,750
		38,546,893
Cosmetics & Personal Care — 0.8%		
The Procter & Gamble Co.	72,000	4,405,680
Diversified Financial — 10.0%		
Chicago Mercantile Exchange Holdings, Inc. (b)	47,700	25,488,972
Intercontinental Exchange, Inc. (a)	186,100	27,514,885
		53,003,857
Entertainment — 0.7%		
International Game Technology	100,000	3,970,000
Health Care – Products — 8.4%		
Intuitive Surgical, Inc. (a) (b)	74,400	10,324,488
Patterson Cos., Inc. (a)	142,000	5,292,340
Stryker Corp. (b)	151,600	9,564,444
Varian Medical Systems, Inc. (a)	219,500	9,330,945
Zimmer Holdings, Inc. (a)	115,800	9,830,262
		44,342,479

	Number of Shares	Market Value
Health Care – Services — 0.9%		
UnitedHealth Group, Inc.	95,000	$ 4,858,300
Internet — 12.2%		
eBay, Inc. (a)	155,000	4,987,900
Google, Inc. Cl. A (a)	91,200	47,732,256
Yahoo!, Inc. (a)	432,700	11,739,151
		64,459,307
Lodging — 0.7%		
MGM Mirage (a)	48,500	4,000,280
Oil & Gas Services — 6.3%		
National Oilwell Varco, Inc. (a)	109,800	11,445,552
Schlumberger Ltd.	259,500	22,041,930
		33,487,482
Pharmaceuticals — 6.7%		
Abraxis BioScience, Inc. (b)	159,300	3,541,239
Allergan, Inc.	404,600	23,321,144
Teva Pharmaceutical Sponsored ADR (Israel)	208,200	8,588,250
		35,450,633
Retail — 11.8%		
Lowe's Companies, Inc.	496,800	15,246,792
Staples, Inc.	175,000	4,152,750
Starbucks Corp. (a) (b)	885,200	23,227,648
Walgreen Co.	367,300	15,992,242
Wal-Mart Stores, Inc.	75,000	3,608,250
		62,227,682
Semiconductors — 2.8%		
Broadcom Corp. Cl. A (a)	498,600	14,584,050
Software — 4.1%		
Cerner Corp. (a) (b)	111,200	6,168,264
Intuit, Inc. (a)	140,000	4,211,200
Paychex, Inc.	100,000	3,912,000
Salesforce.com, Inc. (a) (b)	171,700	7,359,062
		21,650,526
Telecommunications — 9.0%		
America Movil SAB de CV Sponsored ADR (Mexico)	348,800	21,601,184
Crown Castle International Corp. (a)	53,400	1,936,818
Qualcomm, Inc.	557,200	24,176,908
		47,714,910

	Number of Shares	Market Value
Transportation — 3.1%		
Expeditors International of Washington, Inc.	281,000	$ 11,605,300
United Parcel Service, Inc. Cl. B	63,000	4,599,000
		16,204,300
TOTAL EQUITIES (Cost $440,692,640)		523,389,218

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 14.7%		
Cash Equivalents — 13.7% (d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 935,962	935,962
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	2,339,903	2,339,903
American Beacon Money Market Fund (c)	2,625,265	2,625,265
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	1,754,928	1,754,928
Bank of America 5.270% 07/06/2007	2,339,905	2,339,905
Bank of America 5.270% 07/16/2007	467,981	467,981
Bank of America 5.270% 08/17/2007	584,976	584,976
Bank of America 5.300% 09/17/2007	1,169,952	1,169,952
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	2,339,905	2,339,905
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	584,976	584,976
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	467,981	467,981
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	350,985	350,985
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	2,222,909	2,222,909

(Continued)

The accompanying notes are an integral part of the financial statements.

135

	Principal Amount	Market Value
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	$1,286,947	$ 1,286,947
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	2,339,905	2,339,905
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	467,981	467,981
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	1,169,952	1,169,952
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	350,985	350,985
BGI Institutional Money Market Fund(c)	1,520,937	1,520,937
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	3,509,857	3,509,857
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	1,169,952	1,169,952
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	3,509,857	3,509,857
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	2,339,905	2,339,905
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	2,339,905	2,339,905
Dreyfus Institutional Cash Advantage Money Market Fund(c)	701,971	701,971
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	173,543	173,543
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	584,976	584,976
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	584,976	584,976
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	818,966	818,966
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	584,976	584,976
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	$ 467,981	$ 467,981
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	1,169,952	1,169,952
Freddie Mac Discount Note 5.155% 07/16/2007	220,923	220,923
Freddie Mac Discount Note 5.185% 07/09/2007	115,335	115,335
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	1,052,957	1,052,957
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	1,169,952	1,169,952
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	1,167,546	1,167,546
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	1,754,928	1,754,928
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	2,339,905	2,339,905
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	3,509,857	3,509,857
Reserve Primary Money Market Fund(c)	2,322,914	2,322,914
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	2,339,905	2,339,905
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	584,976	584,976
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	2,339,905	2,339,905
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	350,985	350,985
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	393,047	393,047
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	1,637,933	1,637,933
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	2,339,905	2,339,905
Vanguard Prime Money Market Fund(c)	$1,169,952	$ 1,169,952
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	631,775	631,775
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	2,339,905	2,339,905
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	1,169,952	1,169,952
		72,231,709
Repurchase Agreements — 1.0%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	5,508,800	5,508,800
TOTAL SHORT-TERM INVESTMENTS (Cost $77,740,509)		**77,740,509**
TOTAL INVESTMENTS — 113.6% (Cost $518,433,149)(f)		**601,129,727**
Other Assets/ (Liabilities) — (13.6%)		**(72,081,635)**
NET ASSETS — 100.0%		**$529,048,092**

Notes to Portfolio of Investments

ADR - American Depository Receipt
(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) Amount represents shares owned of the fund.
(d) Represents investments of security lending collateral. *(Note 2)*.
(e) Maturity value of $5,510,407. Collaterized by a U.S. Government Agency obligation with a rate of 8.625%, maturity date of 3/25/2016, and an aggregate market value, including accrued interest, of $5,784,240.
(f) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

MassMutual Select OTC 100 Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 98.5%		
COMMON STOCK — 98.5%		
Advertising — 0.3%		
Lamar Advertising Co. Cl. A	2,148	$ 134,808
Airlines — 0.5%		
Ryanair Holdings PLC Sponsored ADR (Ireland)(a) (b)	3,112	117,478
UAL Corp.(a) (b)	2,917	118,401
		235,879
Auto Manufacturers — 1.5%		
Paccar, Inc.	7,451	648,535
Biotechnology — 5.8%		
Amgen, Inc.(a)	14,464	799,715
Biogen Idec, Inc.(a)	9,982	534,037
Celgene Corp.(a)	10,081	577,944
Genzyme Corp.(a)	8,858	570,455
Vertex Pharmaceuticals, Inc.(a)	3,630	103,673
		2,585,824
Chemicals — 0.3%		
Sigma-Aldrich Corp.	3,414	145,675
Commercial Services — 1.3%		
Apollo Group, Inc. Cl. A(a)	4,687	273,861
Fastenal Co.(b)	3,865	161,789
Monster Worldwide, Inc.(a)	3,616	148,618
		584,268
Computers — 15.6%		
Apple, Inc.(a)	32,283	3,939,817
Cadence Design Systems, Inc.(a)	7,804	171,376
Cognizant Technology Solutions Corp. Cl. A(a)	3,750	281,587
Dell, Inc.(a)	22,363	638,464
Logitech International S.A.(a) (b)	4,763	125,696
Network Appliance, Inc.(a)	10,383	303,184
Research In Motion Ltd.(a)	4,978	995,550
SanDisk Corp.(a)	5,603	274,211
Sun Microsystems, Inc.(a)	41,560	218,606
		6,948,491
Computers & Information — 0.4%		
CDW Corp.(a)	2,205	187,359

	Number of Shares	Market Value
Electronics — 1.3%		
Flextronics International Ltd.(a)	17,671	$ 190,847
Garmin Ltd.(b)	5,368	397,071
		587,918
Foods — 0.3%		
Whole Foods Market, Inc.(b)	3,710	142,093
Health Care – Products — 1.9%		
Biomet, Inc.	8,849	404,576
Dentsply International, Inc.	3,948	151,050
Intuitive Surgical, Inc.(a)	1,002	139,048
Patterson Cos., Inc.(a)	3,570	133,054
		827,728
Internet — 13.1%		
Akamai Technologies, Inc.(a) (b)	4,251	206,769
Amazon.com, Inc.(a) (b)	7,280	498,025
Check Point Software Technologies Ltd.(a)	5,967	136,107
Checkfree Corp.(a) (b)	2,247	90,329
eBay, Inc.(a)	27,218	875,875
Expedia, Inc.(a) (b)	8,019	234,877
Google, Inc. Cl. A(a)	3,768	1,972,096
IAC/InterActiveCorp(a)	8,002	276,949
Liberty Media Holding Corp. Interactive Cl. A(a)	16,040	358,173
Symantec Corp.(a)	25,211	509,262
VeriSign, Inc.(a)	6,129	194,473
Yahoo!, Inc.(a)	17,288	469,023
		5,821,958
Lodging — 0.6%		
Wynn Resorts Ltd.(b)	2,975	266,828
Machinery – Construction & Mining — 0.4%		
Joy Global, Inc.	2,855	166,532
Media — 4.3%		
Comcast Corp. Cl. A(a)	38,763	1,090,016
Discovery Holding Co. Cl. A(a)	6,375	146,561
EchoStar Communications Corp. Cl. A(a)	5,756	249,638
Liberty Global, Inc. Cl. A(a)	5,192	213,080
Sirius Satellite Radio, Inc.(a) (b)	42,369	127,954
XM Satellite Radio Holdings, Inc. Cl. A(a)	8,593	101,140
		1,928,389

	Number of Shares	Market Value
Oil & Gas — 0.3%		
Patterson-UTI Energy, Inc.	4,285	$ 112,310
Pharmaceuticals — 5.2%		
Amylin Pharmaceuticals, Inc.(a) (b)	3,392	139,615
Cephalon, Inc.(a) (b)	1,700	136,663
Express Scripts, Inc.(a)	6,506	325,365
Gilead Sciences, Inc.(a)	24,610	954,130
Sepracor, Inc.(a)	2,798	114,774
Teva Pharmaceutical Sponsored ADR (Israel)	16,201	668,291
		2,338,838
Retail — 6.1%		
Bed Bath & Beyond, Inc.(a) (b)	9,972	358,892
Costco Wholesale Corp.	6,296	368,442
Petsmart, Inc.	3,606	117,015
Ross Stores, Inc.	3,704	114,083
Sears Holdings Corp.(a)	4,269	723,595
Staples, Inc.	12,856	305,073
Starbucks Corp.(a)	27,562	723,227
		2,710,327
Semiconductors — 10.5%		
Altera Corp.	13,364	295,745
Applied Materials, Inc.	19,125	380,014
Broadcom Corp. Cl. A(a)	11,431	334,357
Intel Corp.	54,442	1,293,542
KLA-Tencor Corp.	6,214	341,459
Lam Research Corp.(a) (b)	3,733	191,876
Linear Technology Corp.(b)	9,079	328,478
Marvell Technology Group Ltd.(a)	14,944	272,130
Maxim Integrated Products, Inc.	12,025	401,755
Microchip Technology, Inc.	4,877	180,644
Nvidia Corp.(a)	9,537	393,973
Xilinx, Inc.	10,575	283,093
		4,697,066
Software — 15.0%		
Activision, Inc.(a) (b)	6,851	127,908
Adobe Systems, Inc.(a)	15,421	619,153
Autodesk, Inc.(a)	6,447	303,525
BEA Systems, Inc.(a)	9,725	133,135
Citrix Systems, Inc.(a)	5,742	193,333
Electronic Arts, Inc.(a)	8,403	397,630
Fiserv, Inc.(a)	5,630	319,784

The accompanying notes are an integral part of the financial statements.

(Continued)

	Number of Shares	Market Value
Infosys Technologies Ltd. Sponsored ADR (India)	3,010	$ 151,644
Intuit, Inc. (a)	11,351	341,438
Microsoft Corp.	88,106	2,596,484
Oracle Corp. (a)	57,361	1,130,585
Paychex, Inc.	9,696	379,308
		6,693,927
Telecommunications — 12.3%		
Cisco Systems, Inc. (a)	58,043	1,616,498
Juniper Networks, Inc. (a)	9,960	250,693
Level 3 Communications, Inc. (a) (b)	39,908	233,462
Millicom International Cellular SA (a) (b)	2,620	240,097
NII Holdings, Inc. Cl. B (a)	4,254	343,468
Qualcomm, Inc.	53,792	2,334,035
Telefonaktiebolaget LM Ericsson Cl. B Sponsored ADR (Sweden) (b)	3,555	141,809
Tellabs, Inc. (a)	6,765	72,791
Virgin Media, Inc.	9,590	233,708
		5,466,561
Textiles — 0.5%		
Cintas Corp.	5,093	200,817
Transportation — 1.0%		
C.H. Robinson Worldwide, Inc.	4,476	235,080
Expeditors International of Washington, Inc.	5,600	231,280
		466,360
TOTAL EQUITIES (Cost $34,676,759)		43,898,491

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 10.4%		
Cash Equivalents — 9.0% (d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 52,064	52,064
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	130,155	130,155
American Beacon Money Market Fund (c)	146,032	146,032
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	97,619	97,619
Bank of America 5.270% 07/06/2007	130,159	130,159

	Principal Amount	Market Value
Bank of America 5.270% 07/16/2007	$ 26,032	$ 26,032
Bank of America 5.270% 08/17/2007	32,540	32,540
Bank of America 5.300% 09/17/2007	65,079	65,079
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	130,159	130,159
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	32,540	32,540
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	26,032	26,032
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	19,524	19,524
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	123,651	123,651
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	71,587	71,587
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	130,159	130,159
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	26,032	26,032
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	65,079	65,079
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	19,524	19,524
BGI Institutional Money Market Fund (c)	84,603	84,603
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	195,238	195,238
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	65,079	65,079
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	195,238	195,238
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	130,159	130,159
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	130,159	130,159

	Principal Amount	Market Value
Dreyfus Institutional Cash Advantage Money Market Fund (c)	$ 39,048	$ 39,048
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	9,653	9,653
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	32,540	32,540
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	32,540	32,540
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	45,556	45,556
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	32,540	32,540
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	26,032	26,032
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	65,079	65,079
Freddie Mac Discount Note 5.155% 07/16/2007	12,289	12,289
Freddie Mac Discount Note 5.185% 07/09/2007	6,416	6,416
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	58,571	58,571
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	65,079	65,079
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	64,946	64,946
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	97,619	97,619
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	130,159	130,159
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	195,238	195,238
Reserve Primary Money Market Fund (c)	129,214	129,214
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	130,159	130,159
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	32,540	32,540

(Continued)

The accompanying notes are an integral part of the financial statements.

MassMutual Select OTC 100 Fund – Portfolio of Investments *(Continued)*

	Principal Amount	Market Value
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	$130,159	$ 130,159
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	19,524	19,524
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	21,864	21,864
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	91,111	91,111
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	130,159	130,159
Vanguard Prime Money Market Fund(c)	65,079	65,079
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	35,143	35,143
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	130,159	130,159
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	65,079	65,079
		4,017,938
Repurchase Agreements — 1.2%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(f)	508,650	508,650
U.S. Government Agencies — 0.2%		
U.S. Treasury Bill(e) 4.946% 08/09/2007	100,000	99,465
TOTAL SHORT-TERM INVESTMENTS (Cost $4,626,053)		4,626,053
TOTAL INVESTMENTS — 108.9% (Cost $39,302,812)(g)		48,524,544
Other Assets/ (Liabilities) — (8.9%)		(3,953,026)
NET ASSETS — 100.0%		$44,571,518

Notes to Portfolio of Investments

ADR - American Depository Receipt

(a) Non-income producing security.

(b) Denotes all or a portion of security on loan. *(Note 2)*.

(c) Amount represents shares owned of the fund.

(d) Represents investments of security lending collateral. *(Note 2)*.

(e) This security is held as collateral for open future contracts. *(Note 2)*.

(f) Maturity value of $508,799. Collateralized by a U.S. Government Agency obligation with a rate of 8.125%, maturity date of 8/25/2014, and an aggregate market value, including accrued interest, of $534,083.

(g) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
EQUITIES — 95.0%		
COMMON STOCK — 95.0%		
Advertising — 1.0%		
Catalina Marketing Corp.	172,697	$ 5,439,956
Harte-Hanks, Inc.	196,765	5,052,925
		10,492,881
Apparel — 0.4%		
Jones Apparel Group, Inc.	138,393	3,909,602
Banks — 4.4%		
City National Corp.	51,694	3,933,396
Mellon Financial Corp.(a)	900,000	39,600,000
The South Financial Group, Inc.	41,293	934,874
		44,468,270
Beverages — 0.3%		
PepsiAmericas, Inc.	123,373	3,030,041
Chemicals — 4.5%		
Huntsman Corp.	1,400,000	34,034,000
International Flavors & Fragrances, Inc.	130,617	6,810,370
The Valspar Corp.	164,900	4,684,809
		45,529,179
Commercial Services — 1.0%		
Corinthian Colleges, Inc.(b)	623,170	10,151,439
Computers — 9.4%		
Dell, Inc.(b)	1,500,000	42,825,000
Diebold, Inc.(a)	139,873	7,301,371
Hewlett-Packard Co.	1,000,000	44,620,000
		94,746,371
Computers & Information — 0.5%		
CDW Corp.(b)	64,290	5,462,721
Diversified Financial — 7.4%		
JP Morgan Chase & Co.	800,000	38,760,000
Morgan Stanley	420,000	35,229,600
		73,989,600
Electrical Components & Equipment — 0.9%		
Hubbell, Inc. Cl. B	106,702	5,785,382
Molex, Inc.	122,250	3,668,723
		9,454,105
Electronics — 1.2%		
Cymer, Inc.(b)	139,385	5,603,277
Flextronics International Ltd.(b)	265,555	$ 2,867,994
Mettler-Toledo International, Inc.(b)	41,879	3,999,863
		12,471,134
Entertainment — 0.3%		
International Speedway Corp. Cl. A	61,479	3,240,558
Foods — 1.2%		
Hain Celestial Group, Inc.(b)	241,793	6,562,262
Pilgrim's Pride Corp.	142,576	5,442,126
		12,004,388
Health Care – Services — 0.8%		
Quest Diagnostics, Inc.	113,092	5,841,202
Universal Health Services, Inc. Cl. B	30,626	1,883,499
		7,724,701
Home Builders — 2.3%		
Lennar Corp. Cl. A(a)	619,100	22,634,296
Insurance — 2.6%		
Ambac Financial Group, Inc.	23,215	2,024,116
Gallagher (Arthur J.) & Co.(a)	183,103	5,104,912
MBIA, Inc.(a)	68,043	4,233,635
RenaissanceRe Holdings Ltd.	36,000	2,231,640
Stewart Information Services	109,128	4,346,568
Unum Group	79,658	2,079,870
White Mountains Insurance Group Ltd.	8,904	5,396,002
Willis Group Holdings Ltd.	26,600	1,171,996
		26,588,739
Leisure Time — 3.6%		
Carnival Corp.(a)	740,000	36,089,800
Machinery – Diversified — 1.0%		
Albany International Corp. Cl. A(a)	105,533	4,267,755
Briggs & Stratton Corp.(a)	135,800	4,285,848
Tennant Co.	35,071	1,280,092
		9,833,695
Manufacturing — 1.6%		
Carlisle Cos., Inc.	51,125	2,377,824
Dover Corp.	120,256	6,151,094
Federal Signal Corp.(a)	216,237	$ 3,429,519
Pall Corp.	95,819	4,406,716
		16,365,153
Media — 10.8%		
Cablevision Systems Corp. Cl. A(b)	411,800	14,903,042
Discovery Holding Co. Cl. A(b)	1,600,000	36,784,000
Liberty Media Holding Corp. Capital Cl. A(b)	182,500	21,476,600
Time Warner, Inc.	1,700,000	35,768,000
		108,931,642
Office Furnishings — 0.5%		
Steelcase, Inc. Cl. A	249,388	4,613,678
Oil & Gas — 0.3%		
Cimarex Energy Co.	69,935	2,756,138
Pharmaceuticals — 0.3%		
Medco Health Solutions, Inc.(b)	38,064	2,968,611
Real Estate Investment Trusts (REITS) — 0.6%		
CapitalSource, Inc.(a)	224,254	5,514,406
Retail — 14.3%		
CBRL Group, Inc.(a)	59,445	2,525,224
Guitar Center, Inc.(b)	96,568	5,775,732
McDonald's Corp.	901,500	45,760,140
Tiffany & Co.(a)	800,000	42,448,000
Yum! Brands, Inc.	1,300,000	42,536,000
Zale Corp.(a) (b)	195,620	4,657,712
		143,702,808
Semiconductors — 11.7%		
Entegris, Inc.(a) (b)	662,275	7,867,827
Intel Corp.	2,000,000	47,520,000
Micron Technology, Inc.(a) (b)	1,849,000	23,167,970
National Semiconductor Corp.(a)	1,400,000	39,578,000
		118,133,797
Software — 1.7%		
IMS Health, Inc.	177,052	5,688,681
MoneyGram International, Inc.	236,550	6,611,573
Parametric Technology Corp.(b)	207,013	4,473,551
		16,773,805

(Continued)

The accompanying notes are an integral part of the financial statements.

140

	Number of Shares	Market Value
Telecommunications — 7.6%		
Sprint Nextel Corp.	1,900,000	$ 39,349,000
Virgin Media, Inc.	1,540,000	37,529,800
		76,878,800
Textiles — 0.5%		
G&K Services, Inc. Cl. A	137,145	5,418,598
Transportation — 2.3%		
Union Pacific Corp.	200,000	23,030,000
TOTAL EQUITIES (Cost $735,433,732)		956,908,956

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 21.0%		
Cash Equivalents — 15.8%(d)		
Abbey National PLC		
Eurodollar Time Deposit		
5.280% 07/05/2007	$ 2,064,733	2,064,733
Abbey National PLC		
Eurodollar Time Deposit		
5.285% 07/09/2007	5,161,823	5,161,823
American Beacon		
Money Market Fund(c)	5,791,327	5,791,327
Banco Bilbao Vizcaya		
Argentaria SA		
Eurodollar Time Deposit		
5.300% 08/10/2007	3,871,367	3,871,367
Bank of America		
5.270% 07/06/2007	5,161,823	5,161,823
Bank of America		
5.270% 07/16/2007	1,032,365	1,032,365
Bank of America		
5.270% 08/17/2007	1,290,456	1,290,456
Bank of America		
5.300% 09/17/2007	2,580,911	2,580,911
Bank of Ireland		
Eurodollar Time Deposit		
5.300% 08/13/2007	5,161,823	5,161,823
Bank of Montreal		
Eurodollar Time Deposit		
5.280% 07/03/2007	1,290,456	1,290,456
Bank of Montreal		
Eurodollar Time Deposit		
5.290% 07/02/2007	1,032,365	1,032,365
Bank of Montreal		
Eurodollar Time Deposit		
5.310% 08/14/2007	774,274	774,274
Bank of Nova Scotia		
Eurodollar Time Deposit		
5.280% 07/09/2007	4,903,735	4,903,735

	Principal Amount	Market Value
Bank Of Nova Scotia		
Eurodollar Time Deposit		
5.285% 07/11/2007	$ 2,839,002	$ 2,839,002
Barclays		
Eurodollar Time Deposit		
5.290% 07/06/2007	5,161,823	5,161,823
Barclays		
Eurodollar Time Deposit		
5.295% 07/16/2007	1,032,365	1,032,365
Barclays		
Eurodollar Time Deposit		
5.320% 09/04/2007	2,580,911	2,580,911
Bear Stearns & Co		
Commercial Paper		
5.435% 07/10/2007	774,274	774,274
BGI Institutional		
Money Market Fund(c)	3,355,185	3,355,185
BNP Paribas		
Eurodollar Time Deposit		
5.350% 07/02/2007	7,742,735	7,742,735
Calyon		
Eurodollar Time Deposit		
5.290% 07/17/2007	2,580,911	2,580,911
Calyon		
Eurodollar Time Deposit		
5.380% 07/02/2007	7,742,735	7,742,735
Canadian Imperial		
Bank of Commerce		
Eurodollar Time Deposit		
5.300% 07/30/2007	5,161,823	5,161,823
Dexia Group		
Eurodollar Time Deposit		
5.290% 08/08/2007	5,161,823	5,161,823
Dreyfus Institutional		
Cash Advantage		
Money Market Fund(c)	1,548,547	1,548,547
Federal Home Loan		
Bank Discount Note		
5.174% 07/20/2007	382,835	382,835
First Tennessee		
National Corp.		
Eurodollar Time Deposit		
5.300% 07/18/2007	1,290,456	1,290,456
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/06/2007	1,290,456	1,290,456
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/09/2007	1,806,642	1,806,642
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/20/2007	1,290,456	1,290,456

	Principal Amount	Market Value
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/26/2007	$ 1,032,365	$ 1,032,365
Fortis Bank		
Eurodollar Time Deposit		
5.350% 07/05/2007	2,580,911	2,580,911
Freddie Mac Discount Note		
5.155% 07/16/2007	487,355	487,355
Freddie Mac Discount Note		
5.185% 07/09/2007	254,429	254,429
Morgan Stanley & Co		
Commercial Paper		
5.445% 08/01/2007	2,322,820	2,322,820
National Australia Bank		
Eurodollar Time Deposit		
5.320% 07/02/2007	2,580,911	2,580,911
Nationwide		
Building Society		
Commercial Paper		
5.301% 07/09/2007	2,575,602	2,575,602
Rabobank Nederland		
Eurodollar Time Deposit		
5.280% 07/05/2007	3,871,367	3,871,367
Rabobank Nederland		
Eurodollar Time Deposit		
5.290% 07/16/2007	5,161,823	5,161,823
Rabobank Nederland		
Eurodollar Time Deposit		
5.330% 07/02/2007	7,742,735	7,742,735
Reserve Primary		
Money Market Fund(c)	5,124,342	5,124,342
Royal Bank of Canada		
Eurodollar Time Deposit		
5.305% 08/30/2007	5,161,823	5,161,823
Royal Bank of Scotland		
Eurodollar Time Deposit		
5.270% 07/11/2007	1,290,456	1,290,456
Skandinaviska Enskilda		
Banken AB		
Eurodollar Time Deposit		
5.290% 07/13/2007	5,161,823	5,161,823
Skandinaviska Enskilda		
Banken AB		
Eurodollar Time Deposit		
5.290% 07/19/2007	774,274	774,274
Svenska Handlesbanken		
Eurodollar Time Deposit		
5.300% 07/02/2007	867,060	867,060
UBS AG		
Eurodollar Time Deposit		
5.277% 07/05/2007	3,613,276	3,613,276
UBS AG		
Eurodollar Time Deposit		
5.285% 07/05/2007	5,161,823	5,161,823

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Vanguard Prime Money Market Fund(c)	$ 2,580,911	$ 2,580,911
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	1,393,692	1,393,692
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	5,161,823	5,161,823
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	2,580,911	2,580,911
		159,342,969
Repurchase Agreements — 5.2%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	51,760,521	51,760,521
TOTAL SHORT-TERM INVESTMENTS (Cost $211,103,490)		**211,103,490**
TOTAL INVESTMENTS — 116.0% (Cost $946,537,222)(f)		**1,168,012,446**
Other Assets/ (Liabilities) — (16.0%)		**(160,800,925)**
NET ASSETS — 100.0%		**$1,007,211,521**

Notes to Portfolio of Investments
  (a) Denotes all or a portion of security on loan. *(Note 2)*.
  (b) Non-income producing security.
  (c) Amount represents shares owned of the fund.
  (d) Represents investments of security lending collateral. *(Note 2)*.
  (e) Maturity value of $51,775,618. Collateralized by a U.S. Government Agency obligation with a rate of 5.62%, maturity date of 8/15/2036, and an aggregate market value, including accrued interest, of $54,348,547.
  (f) See Note 6 for aggregate cost for Federal tax purposes.

The remainder of this page is intentionally left blank.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Mid-Cap Value Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 97.5%		
COMMON STOCK — 97.5%		
Advertising — 4.4%		
Catalina Marketing Corp.	171,373	$ 5,398,249
Harte-Hanks, Inc.	169,435	4,351,091
		9,749,340
Apparel — 1.8%		
Jones Apparel Group, Inc.	138,437	3,910,845
Banks — 2.1%		
City National Corp.	49,806	3,789,739
The South Financial Group, Inc.	36,716	831,250
		4,620,989
Beverages — 1.3%		
PepsiAmericas, Inc.	118,987	2,922,321
Chemicals — 5.3%		
International Flavors & Fragrances, Inc.	133,843	6,978,574
The Valspar Corp.	163,960	4,658,104
		11,636,678
Commercial Services — 4.7%		
Corinthian Colleges, Inc.(a)	632,400	10,301,796
Computers — 3.3%		
Diebold, Inc.	141,427	7,382,489
Computers & Information — 2.4%		
CDW Corp.(a)	63,350	5,382,850
Electrical Components & Equipment — 4.3%		
Hubbell, Inc. Cl. B	110,758	6,005,299
Molex, Inc.	118,100	3,544,181
		9,549,480
Electronics — 6.0%		
Cymer, Inc.(a)	159,450	6,409,890
Flextronics International Ltd.(a) (b)	271,055	2,927,394
Mettler-Toledo International, Inc.(a)	41,611	3,974,267
		13,311,551
Entertainment — 1.6%		
International Speedway Corp. Cl. A	67,351	3,550,071
Foods — 5.5%		
Hain Celestial Group, Inc.(a)	240,117	6,516,775
Pilgrim's Pride Corp.(b)	147,514	5,630,609
		12,147,384

	Number of Shares	Market Value
Health Care – Services — 3.6%		
Quest Diagnostics, Inc.	117,978	$ 6,093,564
Universal Health Services, Inc. Cl. B	30,084	1,850,166
		7,943,730
Insurance — 12.0%		
Ambac Financial Group, Inc.(b)	23,195	2,022,372
Gallagher (Arthur J.) & Co.(b)	192,537	5,367,932
MBIA, Inc.(b)	67,527	4,201,530
RenaissanceRe Holdings Ltd.	37,700	2,337,023
Stewart Information Services	101,972	4,061,545
Unum Group	76,862	2,006,867
White Mountains Insurance Group Ltd.	9,067	5,494,783
Willis Group Holdings Ltd.	25,600	1,127,936
		26,619,988
Machinery – Diversified — 4.5%		
Albany International Corp. Cl. A(b)	108,367	4,382,361
Briggs & Stratton Corp.(b)	134,200	4,235,352
Tennant Co.	35,644	1,301,006
		9,918,719
Manufacturing — 7.4%		
Carlisle Cos., Inc.(b)	48,775	2,268,525
Dover Corp.	118,864	6,079,894
Federal Signal Corp.	223,473	3,544,282
Pall Corp.	98,311	4,521,323
		16,414,024
Office Furnishings — 2.2%		
Steelcase, Inc. Cl. A(b)	262,402	4,854,437
Oil & Gas — 1.3%		
Cimarex Energy Co.	74,825	2,948,853
Pharmaceuticals — 1.3%		
Medco Health Solutions, Inc.(a)	36,746	2,865,821
Real Estate Investment Trusts (REITS) — 2.6%		
CapitalSource, Inc.(b)	236,272	5,809,928
Retail — 6.2%		
CBRL Group, Inc.(b)	64,344	2,733,333
Guitar Center, Inc.(a)	105,088	6,285,313
Zale Corp.(a) (b)	194,960	4,641,998
		13,660,644

	Number of Shares	Market Value
Semiconductors — 3.6%		
Entegris, Inc.(a) (b)	663,105	$ 7,877,687
Software — 7.7%		
IMS Health, Inc.	181,328	5,826,069
MoneyGram International, Inc.(b)	238,130	6,655,734
Parametric Technology Corp.(a) (b)	206,117	4,454,188
		16,935,991
Textiles — 2.4%		
G&K Services, Inc. Cl. A	135,195	5,341,554
TOTAL EQUITIES (Cost $204,515,658)		215,657,170

	Principal Amount	
SHORT-TERM INVESTMENTS — 26.0%		
Cash Equivalents — 21.9%(d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 628,348	628,348
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	1,570,870	1,570,870
American Beacon Money Market Fund(c)	1,762,444	1,762,444
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	1,178,153	1,178,153
Bank of America 5.270% 07/06/2007	1,570,871	1,570,871
Bank of America 5.270% 07/16/2007	314,174	314,174
Bank of America 5.270% 08/17/2007	392,718	392,718
Bank of America 5.300% 09/17/2007	785,435	785,435
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	1,570,871	1,570,871
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	392,718	392,718
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	314,174	314,174

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	$ 235,631	$ 235,631
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	1,492,327	1,492,327
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	863,979	863,979
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	1,570,871	1,570,871
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	314,174	314,174
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	785,435	785,435
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	235,631	235,631
BGI Institutional Money Market Fund(c)	1,021,066	1,021,066
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	2,356,306	2,356,306
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	785,435	785,435
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	2,356,306	2,356,306
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	1,570,871	1,570,871
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	1,570,871	1,570,871
Dreyfus Institutional Cash Advantage Money Market Fund(c)	471,261	471,261
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	116,506	116,506
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	392,718	392,718
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	392,718	392,718
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	$ 549,805	$ 549,805
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	392,718	392,718
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	314,174	314,174
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	785,435	785,435
Freddie Mac Discount Note 5.155% 07/16/2007	148,314	148,314
Freddie Mac Discount Note 5.185% 07/09/2007	77,429	77,429
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	706,892	706,892
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	785,435	785,435
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	783,820	783,820
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	1,178,153	1,178,153
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	1,570,871	1,570,871
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	2,356,306	2,356,306
Reserve Primary Money Market Fund(c)	1,559,464	1,559,464
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	1,570,871	1,570,871
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	392,718	392,718
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	1,570,871	1,570,871
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	235,631	235,631
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	263,868	263,868
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	$1,099,610	$ 1,099,610
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	1,570,871	1,570,871
Vanguard Prime Money Market Fund(c)	785,435	785,435
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	424,135	424,135
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	1,570,871	1,570,871
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	785,435	785,435
		48,492,014
Repurchase Agreements — 4.1%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	8,916,885	8,916,885
TOTAL SHORT-TERM INVESTMENTS (Cost $57,408,899)		**57,408,899**
TOTAL INVESTMENTS — 123.5% (Cost $261,924,557)(f)		**273,066,069**
Other Assets/ (Liabilities) — (23.5%)		**(51,906,292)**
NET ASSETS — 100.0%		**$221,159,777**

Notes to Portfolio of Investments

(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) Amount represents shares owned of the fund.
(d) Represents investments of security lending collateral. *(Note 2)*.
(e) Maturity value of $8,919,485. Collateralized by a U.S. Government Agency Obligation with a rate of 8.525%, maturity date of 2/25/2028, and an aggregate market value, including accrued interest, of $9,362,729.
(f) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 97.2%		
COMMON STOCK — 97.2%		
Aerospace & Defense — 0.3%		
Curtiss-Wright Corp.	7,300	$ 340,253
Kaman Corp.	2,700	84,213
Orbital Sciences Corp. (a)	300	6,303
Teledyne Technologies, Inc. (a)	1,100	50,545
		481,314
Agriculture — 0.4%		
Universal Corp.	9,300	566,556
Airlines — 0.6%		
Alaska Air Group, Inc. (a)	6,300	175,518
ExpressJet Holdings, Inc. (a)	5,900	35,282
Republic Airways Holdings, Inc. (a)	20,400	415,140
SkyWest, Inc.	11,700	278,811
		904,751
Apparel — 1.8%		
Cherokee, Inc.	2,400	87,696
Columbia Sportswear Co. (b)	13,300	913,444
Kellwood Co.	17,500	492,100
Maidenform Brands, Inc. (a)	5,000	99,300
Perry Ellis International, Inc. (a)	9,900	318,483
The Warnaco Group, Inc. (a)	24,000	944,160
Wolverine World Wide, Inc.	1,700	47,107
		2,902,290
Automotive & Parts — 1.8%		
Aftermarket Technology Corp. (a)	27,800	825,104
ArvinMeritor, Inc. (b)	46,000	1,021,200
Lear Corp. (a)	12,000	427,320
Modine Manufacturing Co.	14,400	325,440
Standard Motor Products, Inc.	11,300	169,839
		2,768,903
Banking, Savings & Loans — 0.1%		
Berkshire Hills Bancorp, Inc.	2,700	85,077
Sterling Financial Corp./PA	3,700	38,924
		124,001
Banks — 10.9%		
Amcore Financial, Inc.	12,300	356,577
Bancfirst Corp.	2,100	89,922

	Number of Shares	Market Value
Banner Corp.	4,400	$ 149,864
Centennial Bank Holdings, Inc. (a)	53,000	448,910
Central Pacific Financial Corp.	16,800	554,568
Chemical Financial Corp. (b)	18,300	473,421
Chittenden Corp.	12,700	443,865
Citizens Republic Bancorp, Inc.	52,294	956,980
City Bank Lynnwood WA	400	12,604
City Holding Co.	7,200	275,976
CVB Financial Corp. (b)	5,170	57,490
F.N.B. Corp. (b)	34,100	570,834
First Bancorp (b)	19,200	211,008
First Bancorp, North Carolina	12,300	230,379
First Charter Corp.	19,600	381,612
First Commonwealth Financial Corp. (b)	11,700	127,764
First Community Bancorp	16,600	949,686
First Community Bancshares, Inc.	1,100	34,309
First Financial Bancorp	39,100	586,109
First Indiana Corp.	100	2,212
First Merchants Corp.	15,500	372,465
First Midwest Bancorp, Inc.	800	28,408
First Regional Bancorp/Los Angeles, CA (a)	1,500	38,160
FirstMerit Corp.	48,000	1,004,640
Fremont General Corp. (b)	8,800	94,688
Frontier Financial Corp. (b)	7,700	173,481
Great Southern Bancorp, Inc. (b)	6,900	186,645
Hanmi Financial Corp.	16,500	281,490
Horizon Financial Corp.	3,875	84,436
IBERIABANK Corp.	2,800	138,460
Independent Bank Corp.	27,655	475,943
Integra Bank Corp.	19,300	414,371
Irwin Financial Corp.	21,100	315,867
ITLA Capital Corp.	4,500	234,540
Lakeland Bancorp, Inc. (b)	6,900	91,770
Macatawa Bank Corp.	8,200	130,462
MainSource Financial Group, Inc.	1,230	20,652
National Penn Bancshares, Inc. (b)	5,600	93,408
Old National Bancorp (b)	17,600	292,336
Omega Financial Corp.	7,900	212,431
Oriental Financial Group, Inc.	67,500	736,425
Peoples Bancorp, Inc.	600	16,242

	Number of Shares	Market Value
Provident Bankshares Corp.	23,300	$ 763,774
Renasant Corp.	1,600	36,384
S&T Bancorp	11,900	391,510
Santander BanCorp	2,400	35,664
SCBT Financial Corp.	1,215	44,226
Simmons First National Corp. Cl. A	7,000	193,130
Sun Bancorp, Inc. (a)	5,355	90,339
Susquehanna Bancshares, Inc. (b)	23,100	516,747
Taylor Capital Group, Inc.	11,800	324,854
Trustmark Corp.	3,700	95,682
UMB Financial Corp.	12,200	449,814
United Bankshares, Inc. (b)	24,800	788,640
W Holding Co., Inc. (b)	54,400	143,616
WesBanco, Inc.	27,000	796,500
West Coast Bancorp	4,200	127,638
		17,149,928
Biotechnology — 0.2%		
Bio-Rad Laboratories, Inc. Cl. A (a)	3,100	234,267
Celera Genomics Group - Applera Corp. (a)	5,600	69,440
Incyte Corp. (a) (b)	5,800	34,800
Maxygen, Inc. (a)	4,500	38,565
		377,072
Building Materials — 0.2%		
Goodman Global, Inc. (a)	17,500	388,850
Chemicals — 3.4%		
Arch Chemicals, Inc.	5,500	193,270
CF Industries Holdings, Inc.	12,800	766,592
Georgia Gulf Corp. (b)	4,200	76,062
H.B. Fuller Co.	21,400	639,646
Hercules, Inc. (a)	13,500	265,275
Innospec, Inc.	14,300	846,703
Minerals Technologies, Inc.	3,200	214,240
NL Industries	7,200	72,144
OM Group, Inc. (a)	5,400	285,768
Rockwood Holdings, Inc. (a)	29,200	1,067,260
Sensient Technologies Corp.	19,400	492,566
Spartech Corp.	4,400	116,820
Tronox, Inc. Cl. B	19,800	278,190
		5,314,536
Commercial Services — 5.5%		
ABM Industries, Inc. (b)	30,900	797,529
Albany Molecular Research, Inc. (a)	2,900	43,065
Bowne & Co., Inc.	4,900	95,599

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
CDI Corp.	3,800	$ 122,360
Clayton Holdings, Inc.(a)	11,600	132,124
Coinstar, Inc.(a)	6,300	198,324
Consolidated Graphics, Inc.(a)	5,800	401,824
Cross Country Healthcare, Inc.(a)	12,900	215,172
Deluxe Corp.(b)	26,600	1,080,226
DynCorp International, Inc.(a)	34,700	763,053
Exponent, Inc.(a)	4,900	109,613
Global Cash Access Holdings, Inc.(a)	4,800	76,896
Healthspring, Inc.(a)	21,500	409,790
Heidrick & Struggles International, Inc.(a)	14,500	742,980
Interactive Data Corp.	28,900	773,942
Jackson Hewitt Tax Service, Inc.	1,000	28,110
Korn/Ferry International(a)	4,100	107,666
MPS Group, Inc.(a)	2,400	32,088
PharmaNet Development Group, Inc.(a)	2,400	76,512
QC Holdings, Inc.(b)	2,400	36,000
Rent-A-Center, Inc.(a) (b)	3,000	78,690
Spherion Corp.(a)	76,200	715,518
Standard Parking Corp.(a)	800	28,104
Stewart Enterprises, Inc. Cl. A(b)	70,100	546,079
Valassis Communications, Inc.(a)	1,300	22,347
Viad Corp.	20,200	851,834
Volt Information Sciences, Inc.(a) (b)	1,050	19,362
Watson Wyatt Worldwide, Inc. Cl. A	2,700	136,296
Wright Express Corp.(a)	1,400	47,978
		8,689,081
Computer Integrated Systems Design — 0.0%		
3Com Corp.(a)	15,900	65,667
Computers — 2.4%		
Agilysys, Inc.	35,800	805,500
CACI International, Inc. Cl. A(a)	1,800	87,930
Ciber, Inc.(a)	63,400	518,612
Electronics for Imaging, Inc.(a)	2,200	62,084
Manhattan Associates, Inc.(a)	9,700	270,727
Mentor Graphics Corp.(a)	3,900	51,363
MTS Systems Corp.	6,500	290,355
Palm, Inc.(a) (b)	52,800	845,328
Perot Systems Corp. Cl. A(a)	36,200	$ 616,848
Quantum Corp.(a) (b)	3,500	11,095
Silicon Storage Technology, Inc.(a)	71,500	266,695
		3,826,537
Consumer Services — 0.3%		
Core-Mark Holding Co., Inc.(a)	12,700	456,946
Cosmetics & Personal Care — 0.1%		
Elizabeth Arden, Inc.(a)	4,800	116,448
Diversified Financial — 1.6%		
Asset Acceptance Capital Corp.(a)	8,900	157,530
Asta Funding, Inc.(b)	2,300	88,389
CompuCredit Corp.(a) (b)	18,300	640,866
Doral Financial Corp.(a) (b)	1,500	1,770
Friedman, Billings, Ramsey Group, Inc. Cl. A(b)	89,500	488,670
Knight Capital Group, Inc. Cl. A(a)	800	13,280
LaBranche & Co., Inc.(a)	17,200	126,936
Piper Jaffray Cos.(a)	5,600	312,088
SWS Group, Inc.	500	10,810
Waddell & Reed Financial, Inc. Cl. A	29,400	764,694
		2,605,033
Electric — 2.6%		
Black Hills Corp.(b)	23,100	918,225
CH Energy Group, Inc.(b)	3,800	170,886
El Paso Electric Co.(a)	36,900	906,264
Empire District Electric Co. (The)(b)	6,800	152,116
Idacorp, Inc.	3,000	96,120
PNM Resources, Inc.(b)	22,200	616,938
Portland General Electric Co.	7,300	200,312
Westar Energy, Inc.	42,100	1,022,188
		4,083,049
Electrical Components & Equipment — 0.5%		
EnerSys(a)	4,200	76,860
Graftech International Ltd.(a)	35,700	601,188
Greatbatch, Inc.(a)	700	22,680
Littelfuse, Inc.(a)	900	30,393
		731,121
Electronics — 2.2%		
Bel Fuse, Inc. Cl. B	500	17,015
Checkpoint Systems, Inc.(a)	36,200	914,050
Coherent, Inc.(a)	10,900	332,559
Cubic Corp.	2,300	69,414
Kemet Corp.(a)	71,200	$ 501,960
Methode Electronics, Inc.	50,500	790,325
Park Electrochemical Corp.	15,600	439,608
Stoneridge, Inc.(a)	800	9,872
TTM Technologies, Inc.(a)	4,400	57,200
Varian, Inc.(a)	4,800	263,184
		3,395,187
Energy — 0.2%		
Energy Partners Ltd.(a)	18,900	315,441
Energy – Alternate Sources — 0.5%		
Headwaters, Inc.(a) (b)	48,400	835,868
Engineering & Construction — 1.7%		
Dycom Industries, Inc.(a)	28,200	845,436
Emcor Group, Inc.(a)	16,200	1,180,980
Perini Corp.(a)	10,200	627,606
		2,654,022
Entertainment — 0.1%		
Pinnacle Entertainment, Inc.(a)	100	2,815
Steinway Musical Instruments, Inc.	4,100	141,819
		144,634
Entertainment & Leisure — 0.0%		
Lakes Entertainment, Inc.(a) (b)	2,300	27,163
Environmental Controls — 0.9%		
TETRA Technologies, Inc.(a)	27,200	586,160
Waste Connections, Inc.(a)	27,450	830,088
		1,416,248
Foods — 1.5%		
Flowers Foods, Inc.	2,300	76,728
Nash Finch Co.(b)	15,800	782,100
Seaboard Corp.(b)	200	469,000
Spartan Stores, Inc.	1,700	55,947
TreeHouse Foods, Inc.(a)	28,100	747,741
Village Super Market, Inc. Cl. A	6,100	291,641
		2,423,157
Forest Products & Paper — 1.2%		
BlueLinx Holdings, Inc.	2,100	22,029
Buckeye Technologies, Inc.(a)	56,900	880,243
Building Materials Holding Corp.(b)	1,300	18,447
Rock-Tenn Co. Cl. A	14,000	444,080
Schweitzer-Mauduit International, Inc.	13,100	406,100
Wausau Paper Corp.	12,000	160,800
		1,931,699

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Gas — 1.8%		
New Jersey Resources Corp.	17,500	$ 892,850
Nicor, Inc.(b)	7,900	339,068
Northwest Natural Gas Co.	10,200	471,138
Piedmont Natural Gas Co., Inc.(b)	20,000	493,000
South Jersey Industries, Inc.	500	17,690
Southwest Gas Corp.	12,600	426,006
WGL Holdings, Inc.(b)	4,900	159,936
		2,799,688
Health Care – Products — 1.2%		
CONMED Corp.(a)	27,500	805,200
Invacare Corp.	1,400	25,662
Medical Action Industries, Inc.(a)	2,300	41,538
Steris Corp.	30,900	945,540
Symmetry Medical, Inc.(a)	600	9,606
		1,827,546
Health Care – Services — 1.1%		
Alliance Imaging, Inc.(a)	800	7,512
Apria Healthcare Group, Inc.(a) (b)	4,800	138,096
Centene Corp.(a)	37,700	807,534
Medcath Corp.(a) (b)	3,000	95,400
Odyssey Healthcare, Inc.(a)	900	10,674
RehabCare Group, Inc.(a)	15,100	215,024
Res-Care, Inc.(a)	6,000	126,840
Sunrise Senior Living, Inc.(a) (b)	6,500	259,935
		1,661,015
Home Builders — 0.2%		
AMREP Corp.(b)	200	9,510
Levitt Corp. Cl. A	300	2,829
M/I Homes, Inc.	700	18,620
Meritage Homes Corp.(a) (b)	3,600	96,300
Monaco Coach Corp.	600	8,610
WCI Communities, Inc.(a) (b)	1,200	20,016
Winnebago Industries, Inc.	6,300	185,976
		341,861
Home Construction, Furnishings & Appliances — 0.5%		
Beazer Homes USA, Inc.	1,200	29,604
Brookfield Homes Corp.(b)	24,500	712,705
		742,309
Home Furnishing — 0.1%		
Kimball International, Inc. Cl. B	4,400	61,644
Sealy Corp.	5,600	92,512
		154,156

	Number of Shares	Market Value
Household Products — 2.0%		
ACCO Brands Corp.(a) (b)	5,400	$ 124,470
American Greetings Corp. Cl. A	19,100	541,103
Blyth, Inc.	9,000	239,220
Playtex Products, Inc.(a)	40,000	592,400
Prestige Brands Holdings, Inc.(a)	57,200	742,456
Tupperware Brands Corp.(b)	20,300	583,422
WD-40 Co.	7,800	256,386
		3,079,457
Insurance — 7.6%		
Alfa Corp.	1,000	15,570
American Equity Investment Life Holding Co.(b)	71,600	864,928
American Physicians Capital, Inc.(a)	13,800	558,900
Amtrust Financial Services, Inc.(b)	26,900	505,451
Argonaut Group, Inc.	9,400	293,374
Aspen Insurance Holdings Ltd.(b)	45,100	1,265,957
Bristol West Holdings, Inc.	9,400	210,278
CNA Surety Corp.(a)	6,500	122,915
The Commerce Group, Inc.	32,100	1,114,512
Delphi Financial Group, Inc. Cl. A	5,100	213,282
FBL Financial Group, Inc. Cl. A	17,300	680,236
First Mercury Financial Corp.(a)	10,300	215,991
Flagstone Reinsurance Holdings Ltd(a)	26,700	355,644
FPIC Insurance Group, Inc.(a)	18,800	766,476
Horace Mann Educators Corp.	21,500	456,660
Independence Holding Co.	800	16,344
IPC Holdings Ltd.	1,800	58,122
Max Capital Group Ltd.	4,700	133,010
The Midland Co.	9,000	422,460
Navigators Group, Inc.(a)	16,600	894,740
NYMAGIC, Inc.	2,300	92,460
Odyssey Re Holdings Corp.(b)	10,200	437,478
The Phoenix Companies, Inc.	13,900	208,639
PMA Capital Corp. Cl. A(a)	35,900	383,771
SeaBright Insurance Holdings(a)	13,200	230,736
State Auto Financial Corp.	11,900	364,735
Stewart Information Services	1,300	51,779

	Number of Shares	Market Value
Triad Guaranty, Inc.(a) (b)	11,200	$ 447,216
United Fire & Casualty Co.(b)	15,100	534,238
Universal American Financial Corp.(a)	5,000	106,400
		12,022,302
Internet — 2.2%		
Authorize.Net Holdings, Inc.(a)	5,200	93,028
CMGI, Inc.(a)	191,700	373,815
EarthLink, Inc.(a)	7,000	52,290
FTD Group, Inc.	4,900	90,209
Harris Interactive, Inc.(a)	10,800	57,780
i2 Technologies, Inc.(a) (b)	8,100	150,984
Interwoven, Inc.(a)	12,000	168,480
Ipass, Inc.(a) (b)	1,000	5,420
RealNetworks, Inc.(a)	7,800	63,726
Secure Computing Corp.(a) (b)	62,500	474,375
SonicWALL, Inc.(a)	6,000	51,540
TIBCO Software, Inc.(a)	101,200	915,860
United Online, Inc.	33,900	559,011
Vignette Corp.(a)	20,500	392,780
		3,449,298
Investment Companies — 1.4%		
Apollo Investment Corp.	23,100	497,112
Ares Capital Corp.(b)	4,000	67,400
Capital Southwest Corp.(b)	1,000	155,790
Compass Diversified Trust	46,200	823,746
Gladstone Capital Corp.(b)	3,100	66,526
MCG Capital Corp.	14,500	232,290
NGP Capital Resources Co.(b)	21,000	351,120
		2,193,984
Iron & Steel — 0.4%		
Schnitzer Steel Industries, Inc. Cl. A	13,000	623,220
Leisure Time — 0.6%		
Polaris Industries, Inc.(b)	14,300	774,488
Town Sports International Holdings, Inc.(a)	10,700	206,724
		981,212
Lodging — 0.2%		
Ameristar Casinos, Inc.	8,500	295,290
Lodgian, Inc.(a)	1,400	21,042
		316,332
Machinery – Diversified — 0.9%		
Cascade Corp.	800	62,752
Chart Industries, Inc.(a)	1,200	34,128

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
NACCO Industries, Inc. Cl. A	5,300	$ 824,097
Nordson Corp.	8,900	446,424
		1,367,401
Manufacturing — 2.9%		
A.O. Smith Corp.	11,300	450,757
AptarGroup, Inc.(b)	33,100	1,177,036
Barnes Group, Inc.	21,700	687,456
Blount International, Inc.(a)	11,600	151,728
Clarcor, Inc.	8,500	318,155
EnPro Industries, Inc.(a)	15,300	654,687
Koppers Holdings, Inc.	3,200	107,776
Reddy Ice Holdings, Inc.(b)	11,900	339,388
Tredegar Corp.	35,800	762,540
		4,649,523
Media — 2.2%		
Belo Corp. Cl. A(b)	12,800	263,552
Citadel Broadcasting Corp.(b)	128,900	831,405
Cox Radio, Inc. Cl. A(a)	100	1,424
Entravision Communications Corp. Cl. A(a)	41,000	427,630
Gray Television, Inc.	67,600	626,652
Journal Communications, Inc. Cl. A	24,400	317,444
Lee Enterprises, Inc.	16,300	340,018
Lin TV Corp. Cl. A(a)	27,800	522,918
Westwood One, Inc.	22,800	163,932
		3,494,975
Metal Fabricate & Hardware — 0.8%		
Ampco-Pittsburgh Corp.	18,700	749,683
Castle (A.M.) & Co.	3,100	111,321
Circor International, Inc.	3,600	145,548
NN, Inc.	200	2,360
Quanex Corp.	3,800	185,060
		1,193,972
Mining — 0.5%		
Usec, Inc.(a) (b)	33,500	736,330
Office Equipment/Supplies — 0.2%		
Ikon Office Solutions, Inc.(b)	16,800	262,248
Office Furnishings — 0.2%		
CompX International, Inc.	17,900	331,150
Oil & Gas — 1.9%		
Berry Petroleum Co. Cl. A	8,000	301,440
Bill Barrett Corp.(a) (b)	300	11,049
Bois d'Arc Energy, Inc.(a)	1,400	23,842
Bronco Drilling Co., Inc.(a) (b)	9,200	150,972
Callon Petroleum Co.(a)	1,300	18,421
EXCO Resources, Inc.(a) (b)	25,400	442,976

	Number of Shares	Market Value
Forest Oil Corp.(a)	1,507	$ 63,686
Giant Industries, Inc.(a)	1,600	123,232
Grey Wolf, Inc.(a) (b)	69,500	572,680
Petrohawk Energy Corp.(a) (b)	18,900	299,754
Rosetta Resources, Inc.(a)	33,500	721,590
Stone Energy Corp.(a)	8,300	284,358
Swift Energy Co.(a) (b)	900	38,484
		3,052,484
Oil & Gas Services — 0.9%		
Gulf Island Fabrication, Inc.	5,100	176,970
Hornbeck Offshore Services, Inc.(a) (b)	15,400	596,904
Oil States International, Inc.(a) (b)	6,000	248,040
Trico Marine Services, Inc.(a) (b)	6,000	245,280
Union Drilling, Inc.(a)	11,200	183,904
		1,451,098
Packaging & Containers — 0.5%		
Silgan Holdings, Inc.	13,400	740,752
Pharmaceuticals — 0.7%		
Neurocrine Biosciences, Inc.(a) (b)	5,200	58,396
Par Pharmaceutical Cos., Inc.(a)	5,500	155,265
Perrigo Co.	4,400	86,152
Sciele Pharma, Inc.(a) (b)	18,900	445,284
ViroPharma, Inc.(a)	25,400	350,520
		1,095,617
Real Estate — 0.5%		
Affordable Residential Communities(a) (b)	2,359	27,883
Avatar Holdings, Inc.(a) (b)	9,900	761,706
		789,589
Real Estate Investment Trusts (REITS) — 8.6%		
American Financial Realty Trust	8,500	87,720
American Home Mortgage Investment Corp. REIT(b)	41,400	760,932
Anthracite Capital, Inc.	12,500	146,250
Anworth Mortgage Asset Corp.	300	2,715
Arbor Realty Trust, Inc.	21,300	549,753
Ashford Hospitality Trust	43,500	511,560
Capital Lease Funding, Inc.	33,700	362,275
Crystal River Capital, Inc.	20,200	490,456
DiamondRock Hospitality Co.	5,400	103,032
Entertainment Properties Trust	2,000	107,560

	Number of Shares	Market Value
Equity One, Inc.(b)	29,700	$ 758,835
Extra Space Storage, Inc.(b)	13,500	222,750
First Industrial Realty Trust, Inc.(b)	20,500	794,580
Gramercy Capital Corp.(b)	24,400	671,976
Hersha Hospitality Trust	66,400	784,848
IMPAC Mortgage Holdings, Inc.(b)	73,800	340,218
Inland Real Estate Corp.(b)	2,800	47,544
Investors Real Estate Trust(b)	7,200	74,376
JER Investors Trust, Inc.(b)	19,900	298,500
Luminent Mortgage Capital, Inc.(b)	10,900	109,981
Medical Properties Trust, Inc.	6,000	79,380
MFA Mortgage Investments, Inc.	54,100	393,848
National Retail Properties, Inc.(b)	39,100	854,726
Newcastle Investment Corp.	15,400	386,078
Novastar Financial, Inc.(b)	81,800	570,964
Pennsylvania REIT	21,800	966,394
Ramco-Gershenson Properties Trust(b)	4,900	176,057
Realty Income Corp.(b)	32,700	823,713
Senior Housing Properties Trust	6,700	136,345
Spirit Finance Corp.	36,000	524,160
Sunstone Hotel Investors, Inc.(b)	38,300	1,087,337
Winston Hotels, Inc.	18,100	271,500
		13,496,363
Retail — 4.5%		
99 Cents Only Stores(a)	5,300	69,483
AFC Enterprises, Inc.(a)	39,900	689,871
Blockbuster, Inc. Cl. A(a) (b)	71,800	309,458
Books-A-Million, Inc.	1,500	25,410
Brown Shoe Co., Inc.	1,725	41,952
Casey's General Stores, Inc.	7,300	198,998
CEC Entertainment, Inc.(a)	3,600	126,720
Charming Shoppes, Inc.(a)	6,000	64,980
CSK Auto Corp.(a)	47,000	864,800
Domino's Pizza, Inc.(b)	15,300	279,531
Dress Barn, Inc.(a)	33,900	695,628
Fred's, Inc.	4,400	58,872
Group 1 Automotive, Inc.	2,300	92,782
Hot Topic, Inc.(a)	33,100	359,797
IHOP Corp.(b)	300	16,329
Insight Enterprises, Inc.(a)	3,900	88,023
Jack in the Box, Inc.(a)	1,900	134,786
Jo-Ann Stores, Inc.(a)	17,400	494,682

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Longs Drug Stores Corp.	500	$ 26,260
Movado Group, Inc.	12,900	435,246
O'Charley's, Inc.	9,700	195,552
Papa John's International, Inc.(a)	1,900	54,644
Payless ShoeSource, Inc.(a)	29,100	918,105
The PEP Boys - Manny, Moe & Jack	5,900	118,944
School Specialty, Inc.(a) (b)	19,900	705,256
Shoe Carnival, Inc.(a)	3,000	82,470
Syms Corp.(a) (b)	100	1,973
Systemax, Inc.(b)	800	16,648
		7,167,200
Savings & Loans — 2.0%		
Bankunited Financial Corp. Cl. A(b)	10,600	212,742
Dime Community Bancshares	4,400	58,036
Downey Financial Corp.(b)	9,100	600,418
First Niagara Financial Group, Inc.	9,000	117,900
FirstFed Financial Corp.(a) (b)	14,300	811,239
Franklin Bank Corp.(a) (b)	31,600	470,840
KNBT Bancorp, Inc.	10,500	154,350
NewAlliance Bancshares, Inc.(b)	27,600	406,272
Oceanfirst Financial Corp.	200	3,520
Partners Trust Financial Group, Inc.	27,100	284,550
Provident Financial Services, Inc.(b)	3,100	48,856
United Community Financial Corp.	5,600	55,888
		3,224,611
Semiconductors — 2.9%		
Actel Corp.(a)	15,700	218,387
Asyst Technologies, Inc.(a)	6,400	46,272
ATMI, Inc.(a)	300	9,000
Axcelis Technologies, Inc.(a)	2,600	16,874
Brooks Automation, Inc.(a) (b)	16,600	301,290
Credence Systems Corp.(a)	135,700	488,520
Emulex Corp.(a)	30,500	666,120
Entegris, Inc.(a) (b)	81,700	970,596
Genesis Microchip, Inc.(a)	1,800	16,848
MKS Instruments, Inc.(a) (b)	11,200	310,240
Pericom Semiconductor Corp.(a)	1,900	21,204
Photronics, Inc.(a)	55,200	821,376
Rudolph Technologies, Inc.(a)	19,700	327,217

	Number of Shares	Market Value
Skyworks Solutions, Inc.(a)	6,700	$ 49,245
Triquint Semiconductor, Inc.(a)	2,700	13,662
Veeco Instruments, Inc.(a)	100	2,074
Zoran Corp.(a)	14,400	288,576
		4,567,501
Software — 0.4%		
Blackbaud, Inc.	100	2,208
Bottomline Technologies, Inc.(a)	17,500	216,125
Digi International, Inc.(a)	1,600	23,584
ManTech International Corp. Cl. A(a)	500	15,415
OPNET Technologies, Inc.(a)	200	2,302
Pegasystems, Inc.	18,500	202,205
Sybase, Inc.(a)	5,000	119,450
		581,289
Telecommunications — 3.9%		
Adaptec, Inc.(a)	2,700	10,287
Alaska Communications Systems Group, Inc.	22,400	354,816
Arris Group, Inc.(a)	11,000	193,490
Atlantic Tele-Network, Inc.	9,700	277,808
Cincinnati Bell, Inc.(a)	44,300	256,054
Consolidated Communications Holdings, Inc.	33,400	754,840
Ditech Networks, Inc.(a)	15,500	126,945
EMS Technologies, Inc.(a)	8,800	194,128
Extreme Networks, Inc.(a)	2,100	8,505
Foundry Networks, Inc.(a)	27,400	456,484
General Communication, Inc. Cl. A(a)	20,400	261,324
Premiere Global Services, Inc.(a)	61,800	804,636
RF Micro Devices, Inc.(a) (b)	97,300	607,152
Savvis, Inc.(a)	1,100	54,461
Surewest Communications	27,900	759,996
Sycamore Networks, Inc.(a)	3,500	14,070
Symmetricom, Inc.(a)	44,400	372,960
Syniverse Holdings, Inc.(a)	34,100	438,526
USA Mobility, Inc.(a)	1,700	45,492
UTStarcom, Inc.(a) (b)	29,200	163,812
		6,155,786
Toys, Games & Hobbies — 0.6%		
JAKKS Pacific, Inc.(a) (b)	26,400	742,896
Leapfrog Enterprises, Inc.(a) (b)	12,100	124,025
RC2 Corp.(a)	2,600	104,026
		970,947

	Number of Shares	Market Value
Transportation — 1.8%		
Atlas Air Worldwide Holdings, Inc.(a)	15,000	$ 884,100
General Maritime Corp.(b)	30,600	819,468
Gulfmark Offshore, Inc.(a)	17,300	886,106
Heartland Express, Inc.	15,800	257,540
Sirva, Inc.(a)	1,400	2,772
		2,849,986
TOTAL EQUITIES (Cost $152,486,290)		153,066,704

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 26.9%		
Cash Equivalents — 24.6%(d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 501,103	501,103
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	1,252,765	1,252,765
American Beacon Money Market Fund(c)	1,405,535	1,405,535
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	939,567	939,567
Bank of America 5.270% 07/06/2007	1,252,756	1,252,756
Bank of America 5.270% 07/16/2007	250,551	250,551
Bank of America 5.270% 08/17/2007	313,189	313,189
Bank of America 5.300% 09/17/2007	626,378	626,378
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	1,252,756	1,252,756
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	313,189	313,189
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	250,551	250,551
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	187,913	187,913
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	1,190,119	1,190,119

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	$ 689,016	$ 689,016
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	1,252,756	1,252,756
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	250,551	250,551
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	626,378	626,378
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	187,913	187,913
BGI Institutional Money Market Fund(c)	814,292	814,292
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	1,879,135	1,879,135
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	626,378	626,378
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	1,879,135	1,879,135
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	1,252,756	1,252,756
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	1,252,756	1,252,756
Dreyfus Institutional Cash Advantage Money Market Fund(c)	375,827	375,827
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	92,913	92,913
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	313,189	313,189
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	313,189	313,189
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	438,465	438,465
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	313,189	313,189
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	$ 250,551	$ 250,551
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	626,378	626,378
Freddie Mac Discount Note 5.155% 07/16/2007	118,279	118,279
Freddie Mac Discount Note 5.185% 07/09/2007	61,749	61,749
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	563,740	563,740
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	626,378	626,378
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	625,090	625,090
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	939,567	939,567
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	1,252,756	1,252,756
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	1,879,135	1,879,135
Reserve Primary Money Market Fund(c)	1,243,660	1,243,660
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	1,252,756	1,252,756
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	313,189	313,189
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	1,252,756	1,252,756
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	187,913	187,913
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	210,433	210,433
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	876,930	876,930
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	1,252,756	1,252,756
Vanguard Prime Money Market Fund(c)	$ 626,378	$ 626,378
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	338,244	338,244
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	1,252,756	1,252,756
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	626,378	626,378
		38,671,982
Repurchase Agreements — 2.3%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	3,678,296	3,678,296
TOTAL SHORT-TERM INVESTMENTS (Cost $42,350,278)		**42,350,278**
TOTAL INVESTMENTS — 124.1% (Cost $194,836,568)(f)		**195,416,982**
Other Assets/ (Liabilities) — (24.1%)		**(38,004,823)**
NET ASSETS — 100.0%		**$157,412,159**

Notes to Portfolio of Investments

(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) Amount represents shares owned of the fund.
(d) Represents investments of security lending collateral. *(Note 2)*.
(e) Maturity value of $3,679,369. Collateralized by a U.S. Government Agency obligation with a rate of 9.125%, maturity date of 01/25/2015, and an aggregate market value, including accrued interest, of $3,862,211.
(f) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

150

	Number of Shares	Market Value
EQUITIES — 96.9%		
COMMON STOCK — 96.9%		
Aerospace & Defense — 1.2%		
AAR Corp.(a)(b)	53,100 $	1,752,830
EDO Corp.(b)	40,800	1,341,096
Moog, Inc. Cl. A(a)	57,248	2,525,209
Orbital Sciences Corp.(a)(b)	93,825	1,971,263
Teledyne Technologies, Inc.(a)	26,400	1,213,080
		8,803,478
Agriculture — 0.5%		
Alliance One International, Inc.(a)	124,500	1,251,225
Universal Corp.	42,025	2,560,163
		3,811,388
Airlines — 0.7%		
Airtran Holdings, Inc.(a)(b)	158,800	1,734,096
Republic Airways Holdings, Inc.(a)	94,250	1,917,987
SkyWest, Inc.	61,200	1,458,396
		5,110,479
Apparel — 1.6%		
Kellwood Co.	41,550	1,168,386
K-Swiss, Inc. Cl. A(b)	58,400	1,654,472
Maidenform Brands, Inc.(a)	76,775	1,524,751
Phillips-Van Heusen Corp.	99,525	6,028,229
Wolverine World Wide, Inc.	47,800	1,324,538
		11,700,376
Automotive & Parts — 0.9%		
Accuride Corp.(a)	60,900	938,469
ArvinMeritor, Inc.(b)	77,400	1,718,280
Tenneco, Inc.(a)	107,950	3,782,568
		6,439,317
Banks — 6.7%		
Boston Private Financial Holdings, Inc.(b)	57,000	1,531,590
Central Pacific Financial Corp.	77,375	2,554,149
City Holding Co.	60,725	2,327,589
Columbia Banking Systems, Inc.	108,800	3,182,400
East West Bancorp, Inc.(b)	115,500	4,490,640
First Charter Corp.	39,950	777,826
First Republic Bank	109,100	5,854,306

	Number of Shares	Market Value
FirstMerit Corp.	82,500 $	1,726,725
Glacier Bancorp, Inc.(b)	75,600	1,538,460
Home Bancshares, Inc.(b)	49,200	1,109,460
IBERIABANK Corp.	47,600	2,353,820
Independent Bank Corp./Rockland, MA	59,575	1,759,845
National Penn Bancshares, Inc.(b)	105,975	1,767,663
Oriental Financial Group, Inc.	29,348	320,187
Pacific Capital Bancorp	139,200	3,755,616
Prosperity Bancshares, Inc.(b)	57,900	1,896,804
Sterling Bancshares, Inc.	106,812	1,208,044
Sterling Financial Corp.(b)	62,700	1,814,538
SVB Financial Group(a)(b)	90,000	4,779,900
West Coast Bancorp	44,050	1,338,679
Westamerica Bancorp.(b)	49,825	2,204,258
Wintrust Financial Corp.	36,400	1,596,140
		49,888,639
Biotechnology — 0.7%		
Exelixis, Inc.(a)	116,100	1,404,810
Myriad Genetics, Inc.(a)(b)	94,800	3,525,612
		4,930,422
Building Materials — 1.7%		
Drew Industries, Inc.(a)	28,900	957,746
Florida Rock Industries, Inc.(b)	55,400	3,739,500
Genlyte Group, Inc.(a)	41,500	3,259,410
Gibraltar Industries, Inc.	113,100	2,505,165
Universal Forest Products, Inc.	48,800	2,062,288
		12,524,109
Building Materials & Construction — 0.2%		
Beacon Roofing Supply, Inc.(a)(b)	96,500	1,639,535
Chemicals — 2.5%		
Airgas, Inc.	87,500	4,191,250
American Vanguard Corp.(b)	100,000	1,432,000
Arch Chemicals, Inc.	80,000	2,811,200
Ferro Corp.	65,500	1,632,915
Innospec, Inc.	89,300	5,287,453
OM Group, Inc.(a)	21,175	1,120,581
Symyx Technologies, Inc.(a)(b)	85,400	982,954
The Valspar Corp.	34,800	988,668
		18,447,021

	Number of Shares	Market Value
Coal — 0.5%		
Alpha Natural Resources, Inc.(a)	60,525 $	1,258,315
Foundation Coal Holdings, Inc.	56,450	2,294,128
		3,552,443
Commercial Services — 6.2%		
Aaron Rents, Inc.(b)	264,300	7,717,560
Administaff, Inc.	25,498	853,928
Consolidated Graphics, Inc.(a)	20,075	1,390,796
Dollar Thrifty Automotive Group, Inc.(a)	80,800	3,299,872
Electro Rent Corp.	146,900	2,135,926
FTI Consulting, Inc.(a)	101,400	3,856,242
Landauer, Inc.	29,800	1,467,650
Live Nation, Inc.(a)(b)	36,400	814,632
Macquarie Infrastructure Co. LLC(b)	37,500	1,555,500
McGrath Rentcorp	120,600	4,063,014
MPS Group, Inc.(a)	229,900	3,073,763
Pharmaceutical Product Development, Inc.	106,700	4,083,409
Quanta Services, Inc.(a)(b)	101,375	3,109,171
Rent-A-Center, Inc.(a)(b)	66,600	1,746,918
Service Corp. International	135,175	1,727,536
Sotheby's	53,800	2,475,876
Startek, Inc.	83,100	896,649
Steiner Leisure Ltd.(a)	19,300	948,016
Volt Information Sciences, Inc.(a)(b)	32,712	603,209
		45,819,667
Computers — 1.1%		
Brocade Communications Systems, Inc.(a)	181,750	1,421,285
Imation Corp.	35,500	1,308,530
Mentor Graphics Corp.(a)	56,250	740,812
Perot Systems Corp. Cl. A(a)	81,475	1,388,334
SYKES Enterprises, Inc.(a)	83,200	1,579,968
Xyratex Ltd.(a)	61,000	1,356,030
		7,794,959
Consumer Products — 0.5%		
Pool Corp.(b)	88,800	3,465,864
Cosmetics & Personal Care — 0.3%		
Elizabeth Arden, Inc.(a)	87,950	2,133,667
Diversified Financial — 2.9%		
Advanta Corp. Cl. B	70,687	2,201,193

(Continued)

The accompanying notes are an integral part of the financial statements.

151

	Number of Shares	Market Value
Affiliated Managers		
Group, Inc.(a) (b)	16,350 $	2,105,226
Asset Acceptance		
Capital Corp.(a)	49,200	870,840
Calamos Asset		
Management, Inc. Cl. A	50,697	1,295,308
Eaton Vance Corp.	84,127	3,716,731
Jefferies Group, Inc.	105,700	2,851,786
JMP Group, Inc.(a)	34,700	362,615
Raymond James		
Financial, Inc.	112,003	3,460,893
Student Loan Corp.	11,400	2,324,460
Waddell & Reed Financial,		
Inc. Cl. A	96,075	2,498,911
		21,687,963
Electric — 2.5%		
Avista Corp.	99,350	2,140,992
Black Hills Corp.(b)	117,400	4,666,650
Cleco Corp.	173,150	4,242,175
El Paso Electric Co.(a)	95,500	2,345,480
MGE Energy, Inc.(b)	36,250	1,184,287
PNM Resources, Inc.	67,100	1,864,709
Westar Energy, Inc.	71,700	1,740,876
		18,185,169
Electrical Components & Equipment — 1.8%		
Advanced Energy		
Industries, Inc.(a)	94,200	2,134,572
Belden, Inc.	87,100	4,820,985
C&D Technologies,		
Inc.(a) (b)	86,000	481,600
Graftech		
International Ltd.(a)	132,025	2,223,301
Greatbatch, Inc.(a)	58,900	1,908,360
Littelfuse, Inc.(a)	62,600	2,114,002
		13,682,820
Electronics — 3.3%		
Analogic Corp.	19,100	1,404,041
Avnet, Inc.(a)	48,950	1,940,378
Benchmark		
Electronics, Inc.(a) (b)	73,500	1,662,570
Checkpoint Systems, Inc.(a)	89,398	2,257,299
CTS Corp.	79,975	1,012,483
FLIR Systems, Inc.(a) (b)	103,100	4,768,375
Itron, Inc.(a) (b)	62,850	4,898,529
Methode Electronics, Inc.	32,600	510,190
Sanmina-SCI Corp.(a)	387,700	1,213,501
TTM Technologies, Inc.(a)	90,800	1,180,400
Woodward Governor Co.	68,900	3,697,863
		24,545,629

	Number of Shares	Market Value
Energy – Alternate Sources — 0.3%		
Headwaters, Inc.(a) (b)	76,635 $	1,323,486
Verenium Corp.(a) (b)	134,000	679,380
		2,002,866
Engineering & Construction — 1.6%		
Emcor Group, Inc.(a)	29,500	2,150,550
Granite Construction, Inc.	14,525	932,214
Insituform Technologies,		
Inc. Cl. A(a) (b)	130,300	2,841,843
URS Corp.(a)	98,625	4,788,244
Washington Group		
International, Inc.(a)	17,300	1,384,173
		12,097,024
Entertainment — 0.3%		
Macrovision Corp.(a) (b)	64,525	1,939,621
Environmental Controls — 1.9%		
Allied Waste		
Industries, Inc.(a)	169,700	2,284,162
Calgon Carbon Corp.(a) (b)	222,750	2,583,900
Casella Waste Systems,		
Inc. Cl. A(a)	127,400	1,373,372
Metal Management, Inc.	84,000	3,701,880
Mine Safety		
Appliances Co.(b)	37,025	1,620,214
Waste Connections, Inc.(a)	84,050	2,541,672
		14,105,200
Foods — 1.2%		
Nash Finch Co.(b)	49,000	2,425,500
Spartan Stores, Inc.	60,175	1,980,359
TreeHouse Foods, Inc.(a)	101,075	2,689,606
Wild Oats		
Markets, Inc.(a) (b)	47,000	787,720
Winn-Dixie		
Stores Inc.-W/I(a) (b)	43,300	1,268,690
		9,151,875
Forest Products & Paper — 1.1%		
Buckeye		
Technologies, Inc.(a)	176,075	2,723,880
Building Materials		
Holding Corp.(b)	91,700	1,301,223
Deltic Timber Corp.	49,900	2,735,518
Wausau Paper Corp.	122,300	1,638,820
		8,399,441
Gas — 0.9%		
AGL Resources, Inc.	44,325	1,794,276
Nicor, Inc.(b)	33,550	1,439,966
Southwest Gas Corp.	67,000	2,265,270
Vectren Corp.	47,900	1,289,947
		6,789,459

	Number of Shares	Market Value
Hand & Machine Tools — 0.7%		
Franklin Electric		
Co., Inc.(b)	65,900 $	3,109,162
Snap-on, Inc.	46,100	2,328,511
		5,437,673
Health Care – Products — 1.1%		
Arrow International, Inc.	48,500	1,856,580
CONMED Corp.(a)	46,575	1,363,716
PSS World Medical, Inc.(a)	90,975	1,657,565
West Pharmaceutical		
Services, Inc.	66,500	3,135,475
		8,013,336
Health Care – Services — 2.0%		
AMERIGROUP Corp.(a) (b)	73,900	1,758,820
Centene Corp.(a) (b)	66,100	1,415,862
Covance, Inc.(a)	59,000	4,045,040
Healthways, Inc.(a) (b)	56,730	2,687,300
Medcath Corp.(a) (b)	84,325	2,681,535
Sunrise Senior		
Living, Inc.(a) (b)	63,500	2,539,365
		15,127,922
Home Builders — 1.4%		
Hovnanian K.		
Enterprises, Inc.(a) (b)	81,104	1,340,649
M/I Homes, Inc.(b)	61,600	1,638,560
Meritage Homes		
Corp.(a) (b)	45,700	1,222,475
Skyline Corp.	39,600	1,188,396
Standard-Pacific Corp.(b)	88,000	1,542,640
Winnebago		
Industries, Inc.(b)	109,400	3,229,488
		10,162,208
Home Furnishing — 0.4%		
Ethan Allen Interiors, Inc.(b)	41,600	1,424,800
Stanley Furniture Co., Inc.(b)	80,400	1,651,416
		3,076,216
Household Products — 0.9%		
Church & Dwight Co., Inc.	37,900	1,836,634
CSS Industries, Inc.	57,400	2,273,614
The Scotts		
Miracle-Gro Co.(b)	55,300	2,374,582
		6,484,830
Insurance — 5.9%		
Argonaut Group, Inc.	48,725	1,520,707
Delphi Financial Group,		
Inc. Cl. A	111,752	4,673,469
Employers Holdings, Inc.	15,000	318,600
The Hanover Insurance		
Group, Inc.	49,825	2,430,962

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
HCC Insurance Holdings, Inc.	44,000 $	1,470,040
Horace Mann Educators Corp.	100,600	2,136,744
IPC Holdings Ltd.	57,400	1,853,446
James River Group, Inc.	3,000	99,690
Markel Corp.(a)	5,500	2,665,080
Max Capital Group Ltd.	92,700	2,623,410
The Midland Co.	59,000	2,769,460
National Interstate Corp.(b)	6,400	166,912
Navigators Group, Inc.(a)	38,175	2,057,633
Philadelphia Consolidated Holding Corp.(a)	87,110	3,641,198
The Phoenix Companies, Inc.	133,800	2,008,338
ProAssurance Corp.(a) (b)	99,500	5,539,165
Protective Life Corp.	44,700	2,137,107
State Auto Financial Corp.	60,800	1,863,520
United America Indemnity Ltd. Cl. A(a)	105,568	2,625,476
United Fire & Casualty Co.(b)	36,000	1,273,680
		43,874,637
Internet — 1.3%		
Digital River, Inc.(a)	24,750	1,119,938
Harris Interactive, Inc.(a)	242,725	1,298,579
j2 Global Communications, Inc.(a)	44,425	1,550,433
United Online, Inc.	90,350	1,489,872
Vignette Corp.(a)	87,625	1,678,895
Websense, Inc.(a)	107,600	2,286,500
		9,424,217
Investment Companies — 0.9%		
Ares Capital Corp.(b)	96,800	1,631,080
Compass Diversified Trust	77,800	1,387,174
Hercules Technology Growth Capital, Inc.(b)	116,800	1,577,968
Kohlberg Capital Corp.	126,100	2,339,155
		6,935,377
Iron & Steel — 1.1%		
Carpenter Technology Corp.	34,700	4,521,757
Chaparral Steel Co.	24,225	1,741,051
Cleveland-Cliffs, Inc.(b)	23,825	1,850,488
		8,113,296
Leisure Time — 0.1%		
Multimedia Games, Inc.(a) (b)	64,175	818,873
Machinery – Construction & Mining — 1.3%		
Bucyrus International, Inc. Cl. A(b)	112,875	7,989,293
Joy Global, Inc.	23,250	1,356,173
		9,345,466

	Number of Shares	Market Value
Machinery – Diversified — 1.3%		
Flowserve Corp.	21,975 $	1,573,410
IDEX Corp.	105,425	4,063,080
Nordson Corp.	75,900	3,807,144
		9,443,634
Machinery & Components — 0.2%		
Watsco, Inc.(b)	31,603	1,719,203
Manufacturing — 3.3%		
Ameron International Corp.	36,900	3,328,011
AptarGroup, Inc.(b)	114,000	4,053,840
Barnes Group, Inc.	57,575	1,823,976
Freightcar America, Inc.	40,900	1,956,656
Harsco Corp.	61,700	3,208,400
Hexcel Corp.(a) (b)	153,300	3,230,031
Matthews International Corp. Cl. A	103,300	4,504,913
Myers Industries, Inc.	103,400	2,286,174
		24,392,001
Media — 0.7%		
Journal Register Co.	96,000	430,080
Lee Enterprises, Inc.	64,700	1,349,642
Saga Communications, Inc. Cl. A(a)	119,200	1,168,160
Scholastic Corp.(a) (b)	54,125	1,945,253
		4,893,135
Medical Supplies — 0.6%		
Owens & Minor, Inc.	118,700	4,147,378
Metal Fabricate & Hardware — 0.9%		
Ampco-Pittsburgh Corp.	41,025	1,644,692
Commercial Metals Co.	48,075	1,623,493
Timken Co.	85,100	3,072,961
		6,341,146
Mining — 0.6%		
Meridian Gold, Inc.(a)	66,200	1,825,796
Royal Gold, Inc.(b)	55,700	1,323,989
Stillwater Mining Co.(a)	144,050	1,585,991
		4,735,776
Oil & Gas — 5.3%		
Atwood Oceanics, Inc.(a) (b)	37,100	2,545,802
Cabot Oil & Gas Corp.	244,875	9,030,990
Forest Oil Corp.(a) (b)	155,553	6,573,670
GeoMet, Inc.(a) (b)	60,100	460,366
Mariner Energy, Inc.(a)	68,384	1,658,312
Penn Virginia Corp.	142,200	5,716,440
Petrohawk Energy Corp.(a) (b)	126,875	2,012,238
Swift Energy Co.(a) (b)	47,600	2,035,376
Todco(a)	77,200	3,644,612

	Number of Shares	Market Value
W&T Offshore, Inc.	54,400 $	1,522,656
Whiting Petroleum Corp.(a)	101,875	4,127,975
		39,328,437
Oil & Gas Services — 1.4%		
CARBO Ceramics, Inc.(b)	35,000	1,533,350
Oceaneering International, Inc.(a)	8,459	445,282
TETRA Technologies, Inc.(a) (b)	184,600	5,205,720
Union Drilling, Inc.(a)	32,300	530,366
W-H Energy Services, Inc.(a)	46,500	2,878,815
		10,593,533
Packaging & Containers — 0.2%		
Chesapeake Corp.	28,500	358,245
Graphic Packaging Corp.(a) (b)	292,625	1,416,305
		1,774,550
Pharmaceuticals — 1.0%		
Barr Pharmaceuticals, Inc.(a)	28,000	1,406,440
Noven Pharmaceuticals, Inc.(a)	93,625	2,195,506
Pharmion Corp.(a) (b)	60,600	1,754,370
ViroPharma, Inc.(a)	126,625	1,747,425
		7,103,741
Pipelines — 0.5%		
Oneok, Inc.	74,400	3,750,504
Real Estate Investment Trusts (REITS) — 5.7%		
American Campus Communities REIT	64,425	1,822,583
Anworth Mortgage Asset Corp.	145,450	1,316,323
FelCor Lodging Trust, Inc.	124,500	3,240,735
First Potomac Realty Trust REIT	90,200	2,100,758
Highwoods Properties, Inc.	36,575	1,371,563
Home Properties, Inc.(b)	30,025	1,559,198
Innkeepers USA Trust	11,000	195,030
Kilroy Realty Corp.	74,300	5,263,412
LaSalle Hotel Properties	74,000	3,213,080
Lexington Realty Trust REIT(b)	107,300	2,231,840
LTC Properties, Inc.	80,825	1,838,769
MFA Mortgage Investments, Inc.	194,450	1,415,596
National Retail Properties, Inc.(b)	72,475	1,584,304
Parkway Properties, Inc. REIT(b)	31,100	1,493,733

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Potlatch Corp.	103,843	$ 4,470,441
SL Green Realty Corp.	22,300	2,762,747
Strategic Hotels & Resorts, Inc. REIT(b)	119,900	2,696,551
Sun Communities, Inc.(b)	52,575	1,565,158
Washington REIT(b)	66,300	2,254,200
		42,396,021
Retail — 4.7%		
AFC Enterprises, Inc.(a)	76,900	1,329,601
Brinker International, Inc.(b)	68,001	1,990,389
Brown Shoe Co., Inc.	61,175	1,487,776
Casey's General Stores, Inc.	81,200	2,213,512
Cash America International, Inc.	44,061	1,747,019
CEC Entertainment, Inc.(a)	37,375	1,315,600
Dollar Tree Stores, Inc.(a)	43,100	1,877,005
Fred's, Inc.(b)	86,100	1,152,018
Group 1 Automotive, Inc.	24,350	982,279
Haverty Furniture Companies, Inc.(b)	131,500	1,534,605
Hot Topic, Inc.(a) (b)	147,000	1,597,890
OfficeMax, Inc.	28,400	1,116,120
The Pantry, Inc.(a)	19,275	888,578
RARE Hospitality International, Inc.(a)	116,200	3,110,674
Ruby Tuesday, Inc.	56,500	1,487,645
School Specialty, Inc.(a) (b)	39,600	1,403,424
Sonic Corp.(a)	86,250	1,907,850
Stein Mart, Inc.	263,981	3,236,407
Tractor Supply Co.(a) (b)	35,425	1,843,871
Wet Seal, Inc. Cl. A(a) (b)	287,300	1,726,673
Zale Corp.(a)	48,825	1,162,523
		35,111,459
Savings & Loans — 0.8%		
Astoria Financial Corp.	95,150	2,382,556
Flushing Financial Corp.	116,950	1,878,217
Northwest Bancorp, Inc.(b)	65,500	1,712,170
		5,972,943
Semiconductors — 1.7%		
Atmel Corp.(a)	306,675	1,705,113
ATMI, Inc.(a) (b)	48,100	1,443,000
Brooks Automation, Inc.(a)	195,900	3,555,585
Fairchild Semiconductor International, Inc.(a)	100,000	1,932,000
GSI Group, Inc.(a)	181,400	1,775,906
OmniVision Technologies, Inc.(a) (b)	33,425	605,327
Zoran Corp.(a)	93,875	1,881,255
		12,898,186

	Number of Shares	Market Value
Software — 2.9%		
CSG Systems International, Inc.(a)	52,675	$ 1,396,414
Global Payments, Inc.	73,100	2,898,415
MicroStrategy, Inc. Cl. A(a) (b)	11,775	1,112,620
MoneyGram International, Inc.(b)	79,100	2,210,845
Packeteer, Inc.(a)	65,400	510,774
Progress Software Corp.(a)	108,500	3,449,215
SeaChange International, Inc.(a)	242,350	1,880,636
SPSS, Inc.(a) (b)	118,450	5,228,383
Wind River Systems, Inc.(a)	242,100	2,663,100
		21,350,402
Telecommunications — 1.6%		
CommScope, Inc.(a)	47,675	2,781,836
Ixia(a)	154,800	1,433,448
Nice Systems Ltd. ADR (Israel) (a)	52,500	1,823,850
Oplink Communications, Inc.(a)	98,800	1,482,000
Premiere Global Services, Inc.(a)	192,900	2,511,558
Symmetricom, Inc.(a)	120,675	1,013,670
UTStarcom, Inc.(a) (b)	146,300	820,743
Wireless Facilities, Inc.(a) (b)	200,300	336,504
		12,203,609
Textiles — 0.4%		
Culp, Inc.(a)	57,800	520,778
G&K Services, Inc. Cl. A	67,400	2,662,974
		3,183,752
Transportation — 2.9%		
Genesee & Wyoming, Inc. Cl. A(a)	109,700	3,273,448
Hub Group, Inc. Cl. A(a)	48,300	1,698,228
Kirby Corp.(a)	121,300	4,656,707
Landstar System, Inc.	149,700	7,223,025
Pacer International, Inc.	38,600	907,872
UTI Worldwide, Inc.(b)	130,700	3,501,453
		21,260,733
TOTAL EQUITIES (Cost $597,982,034)		718,062,625
MUTUAL FUNDS — 0.3%		
Financial Services — 0.0%		
Government Reserve Investment Fund	6,301	6,301

	Number of Shares	Market Value
Investment Companies — 0.3%		
First Financial Fund(b)	142,631	$ 1,962,603
TOTAL MUTUAL FUNDS (Cost $2,494,461)		1,968,904
TOTAL LONG TERM INVESTMENTS (Cost $600,476,495)		720,031,529

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 26.5%		
Cash Equivalents — 23.5%(d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 2,249,391	2,249,391
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	5,623,475	5,623,475
American Beacon Money Market Fund(c)	6,309,279	6,309,279
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	4,217,605	4,217,605
Bank of America 5.270% 07/06/2007	5,623,475	5,623,475
Bank of America 5.270% 07/16/2007	1,124,695	1,124,695
Bank of America 5.270% 08/17/2007	1,405,868	1,405,868
Bank of America 5.300% 09/17/2007	2,811,737	2,811,737
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	5,623,475	5,623,475
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	1,405,868	1,405,868
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	1,124,695	1,124,695
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	843,521	843,521
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	5,342,301	5,342,301
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	3,092,912	3,092,912
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	5,623,475	5,623,475

(Continued)

The accompanying notes are an integral part of the financial statements.

154

	Principal Amount	Market Value
Barclays		
Eurodollar Time Deposit		
5.295% 07/16/2007	$ 1,124,695	$ 1,124,695
Barclays		
Eurodollar Time Deposit		
5.320% 09/04/2007	2,811,737	2,811,737
Bear Stearns & Co		
Commercial Paper		
5.435% 07/10/2007	843,521	843,521
BGI Institutional		
Money Market Fund(c)	3,655,259	3,655,259
BNP Paribas		
Eurodollar Time Deposit		
5.350% 07/02/2007	8,435,212	8,435,212
Calyon		
Eurodollar Time Deposit		
5.290% 07/17/2007	2,811,737	2,811,737
Calyon		
Eurodollar Time Deposit		
5.380% 07/02/2007	8,435,212	8,435,212
Canadian Imperial		
Bank of Commerce		
Eurodollar Time Deposit		
5.300% 07/30/2007	5,623,475	5,623,475
Dexia Group		
Eurodollar Time Deposit		
5.290% 08/08/2007	5,623,475	5,623,475
Dreyfus Institutional		
Cash Advantage		
Money Market Fund(c)	1,687,042	1,687,042
Federal Home Loan		
Bank Discount Note		
5.174% 07/20/2007	417,075	417,075
First Tennessee National Corp.		
Eurodollar Time Deposit		
5.300% 07/18/2007	1,405,868	1,405,868
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/06/2007	1,405,868	1,405,868
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/09/2007	1,968,216	1,968,216
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/20/2007	1,405,868	1,405,868
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/26/2007	1,124,695	1,124,695
Fortis Bank		
Eurodollar Time Deposit		
5.350% 07/05/2007	2,811,737	2,811,737
Freddie Mac Discount Note		
5.155% 07/16/2007	530,942	530,942

	Principal Amount	Market Value
Freddie Mac Discount Note		
5.185% 07/09/2007	$ 277,184	$ 277,184
Morgan Stanley & Co		
Commercial Paper		
5.445% 08/01/2007	2,530,563	2,530,563
National Australia Bank		
Eurodollar Time Deposit		
5.320% 07/02/2007	2,811,737	2,811,737
Nationwide Building		
Society Commercial Paper		
5.301% 07/09/2007	2,805,952	2,805,952
Rabobank Nederland		
Eurodollar Time Deposit		
5.280% 07/05/2007	4,217,605	4,217,605
Rabobank Nederland		
Eurodollar Time Deposit		
5.290% 07/16/2007	5,623,475	5,623,475
Rabobank Nederland		
Eurodollar Time Deposit		
5.330% 07/02/2007	8,435,212	8,435,212
Reserve Primary		
Money Market Fund(c)	5,582,642	5,582,642
Royal Bank of Canada		
Eurodollar Time Deposit		
5.305% 08/30/2007	5,623,475	5,623,475
Royal Bank of Scotland		
Eurodollar Time Deposit		
5.270% 07/11/2007	1,405,868	1,405,868
Skandinaviska		
Enskilda Banken AB		
Eurodollar Time Deposit		
5.290% 07/13/2007	5,623,475	5,623,475
Skandinaviska		
Enskilda Banken AB		
Eurodollar Time Deposit		
5.290% 07/19/2007	843,521	843,521
Svenska Handlesbanken		
Eurodollar Time Deposit		
5.300% 07/02/2007	944,607	944,607
UBS AG		
Eurodollar Time Deposit		
5.277% 07/05/2007	3,936,433	3,936,433
UBS AG		
Eurodollar Time Deposit		
5.285% 07/05/2007	5,623,475	5,623,475
Vanguard Prime		
Money Market Fund(c)	2,811,737	2,811,737
Wells Fargo		
Eurodollar Time Deposit		
5.260% 07/02/2007	1,518,339	1,518,339
Wells Fargo		
Eurodollar Time Deposit		
5.280% 07/11/2007	5,623,476	5,623,476

	Principal Amount	Market Value
Wells Fargo		
Eurodollar Time Deposit		
5.280% 07/12/2007	$ 2,811,738	$ 2,811,738
		173,593,920
Repurchase Agreements — 3.0%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	22,357,497	22,357,497
TOTAL SHORT-TERM INVESTMENTS (Cost $195,951,417)		195,951,417
TOTAL INVESTMENTS — 123.7% (Cost $796,427,912)(f)		915,982,946
Other Assets/ (Liabilities) — (23.7%)		(175,214,148)
NET ASSETS — 100.0%		$ 740,768,798

Notes to Portfolio of Investments

ADR - American Depository Receipt

(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) Amount represents shares owned of the fund.
(d) Represents investments of security lending collateral. *(Note 2)*.
(e) Maturity value of $22,364,018. Collateralized by a U.S. Government Agency obligation with a rate of 5.82%, maturity date of 11/15/2033, and an aggregate market value, including accrued interest, of $23,475,372.
(f) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 98.5%		
COMMON STOCK — 98.5%		
Aerospace & Defense — 0.2%		
Aerovironment, Inc.(a)	4,900	$ 100,989
Agriculture — 0.9%		
Alliance One International, Inc.(a)	19,300	193,965
Universal Corp.	4,700	286,324
		480,289
Airlines — 0.3%		
ExpressJet Holdings, Inc.(a)	22,500	134,550
Pinnacle Airlines Corp.(a)(b)	2,100	39,375
		173,925
Apparel — 2.3%		
Deckers Outdoor Corp.(a)	6,271	632,744
Jones Apparel Group, Inc.	630	17,798
Kellwood Co.	3,520	98,982
Perry Ellis International, Inc.(a)	17,250	554,933
		1,304,457
Auto Manufacturers — 0.2%		
Force Protection, Inc.(a)(b)	4,300	88,752
Automotive & Parts — 2.8%		
American Axle & Manufacturing Holdings, Inc.	7,000	207,340
ArvinMeritor, Inc.	1,400	31,080
Cooper Tire & Rubber Co.	29,200	806,504
Lear Corp.(a)	1,900	67,659
Standard Motor Products, Inc.	11,300	169,839
Visteon Corp.(a)	35,200	285,120
		1,567,542
Banks — 4.5%		
1st Source Corp.	200	4,984
Bank Mutual Corp.	10,700	123,371
Banner Corp.	100	3,406
Cascade Bancorp(b)	6,522	150,919
Chemical Financial Corp.	100	2,587
Chittenden Corp.	684	23,906
City National Corp.	4,200	319,578
East West Bancorp, Inc.	1,000	38,880
First Regional Bancorp/ Los Angeles, CA(a)	6,335	161,162
First South Bancorp, Inc.(b)	3	81
Greater Bay Bancorp	1,009	28,091
Hanmi Financial Corp.	15,500	264,430
Horizon Financial Corp.	221	4,816

	Number of Shares	Market Value
Preferred Bank/ Los Angeles, CA	4,771	$ 190,840
Signature Bank(a)	700	23,870
TriCo Bancshares	400	8,944
Umpqua Holdings Corp.	38,900	914,539
Vineyard National Bancorp Co.(b)	9,790	224,876
Wintrust Financial Corp.	200	8,770
		2,498,050
Beverages — 0.0%		
National Beverage Corp.(a)	24	276
Biotechnology — 2.7%		
Cambrex Corp.	12,200	161,894
Celera Genomics Group - Applera Corp.(a)	33,950	420,980
Millennium Pharmaceuticals, Inc.(a)	44,606	471,485
Omrix Biopharmaceuticals, Inc.(a)	1,800	56,628
Savient Pharmaceuticals, Inc.(a)	33,135	411,537
		1,522,524
Chemicals — 3.7%		
Albemarle Corp.	100	3,853
CF Industries Holdings, Inc.(b)	17,940	1,074,427
Innospec, Inc.	5,010	296,642
OM Group, Inc.(a)	4,557	241,156
Stepan Co.	900	27,252
Terra Industries, Inc.(a)	17,800	452,476
		2,095,806
Commercial Services — 9.6%		
ABM Industries, Inc.	21,000	542,010
Albany Molecular Research, Inc.(a)	9,400	139,590
Arbitron, Inc.	700	36,071
Bowne & Co., Inc.	14,900	290,699
CDI Corp.	100	3,220
CorVel Corp.(a)	9,658	252,460
CPI Corp.	6,889	478,786
Diamond Management & Technology Consultants, Inc.	9,400	124,080
DynCorp International, Inc.(a)	10,300	226,497
Gartner Group, Inc.(a)	5,000	122,950
Great Lakes Dredge & Dock Corp.(a)	7,800	74,100
ITT Educational Services, Inc.(a)	2,400	281,712

	Number of Shares	Market Value
Kelly Services, Inc. Cl. A	100	$ 2,746
MPS Group, Inc.(a)	4,251	56,836
PharmaNet Development Group, Inc.(a)	12,000	382,560
Pre-Paid Legal Services, Inc.(a) (b)	10,100	649,531
Service Corp. International	100	1,278
Sotheby's	6,100	280,722
Spherion Corp.(a)	60,683	569,813
Stanley, Inc.(a)	5,400	95,148
TeleTech Holdings, Inc.(a)	21,150	686,952
Volt Information Sciences, Inc.(a) (b)	4,860	89,618
		5,387,379
Communications — 1.3%		
Andrew Corp.(a) (b)	51,600	745,104
Computer Related Services — 0.3%		
Ingram Micro, Inc. Cl. A(a)	6,519	141,527
Computers — 1.8%		
Agilysys, Inc.	3,600	81,000
Ansoft Corp.(a)	11,377	335,508
Ciber, Inc.(a)	20,200	165,236
Covansys Corp.(a)	900	30,537
Manhattan Associates, Inc.(a)	5,300	147,923
SYKES Enterprises, Inc.(a)	73	1,386
Synopsys, Inc.(a)	8,555	226,109
		987,699
Computers & Information — 0.4%		
Tech Data Corp.(a)	5,405	207,876
Diversified Financial — 2.0%		
AmeriCredit Corp.(a)(b)	22,400	594,720
Cowen Group, Inc.(a)	2,200	39,402
GAMCO Investors, Inc. Cl. A	1,300	72,865
Piper Jaffray Cos.(a)	3,100	172,763
SWS Group, Inc.	2,350	50,807
World Acceptance Corp.(a)	4,020	171,775
		1,102,332
Electric — 1.2%		
OGE Energy Corp.	45	1,649
Portland General Electric Co.	300	8,232
Reliant Energy, Inc.(a)	25,500	687,225
		697,106
Electrical Components & Equipment — 2.4%		
Advanced Energy Industries, Inc.(a)	20,300	459,998
Belden, Inc.	10,855	600,824
Energizer Holdings, Inc.(a)	300	29,880

The accompanying notes are an integral part of the financial statements.

(Continued)

	Number of Shares	Market Value
General Cable Corp.(a)	925	$ 70,069
Superior Essex, Inc.(a)	5,743	214,501
		1,375,272
Electronics — 1.7%		
Avnet, Inc.(a)	13,100	519,284
II-VI, Inc.(a)	200	5,434
Mettler-Toledo International, Inc.(a)	100	9,551
Varian, Inc.(a)	8,000	438,640
		972,909
Engineering & Construction — 1.2%		
Emcor Group, Inc.(a)	3,007	219,210
Perini Corp.(a)	7,200	443,016
		662,226
Foods — 2.5%		
American Dairy, Inc.(a)	1,700	31,722
Chiquita Brands International, Inc.(a)(b)	14,200	269,232
Dean Foods Co.	2,500	79,675
Fresh Del Monte Produce, Inc.	3,300	82,665
Ingles Markets, Inc. Cl. A	4,249	146,378
Nash Finch Co.(b)	5,700	282,150
Performance Food Group Co.(a)	13,772	447,452
Seaboard Corp.(b)	18	42,210
Spartan Stores, Inc.	1,223	40,249
Village Super Market, Inc. Cl. A	200	9,562
		1,431,295
Forest Products & Paper — 1.2%		
Buckeye Technologies, Inc.(a)	2,200	34,034
Domtar Corp.(a)	9,200	102,672
Rock-Tenn Co. Cl. A	6,714	212,968
United Stationers, Inc.(a)	5,200	346,528
		696,202
Hand & Machine Tools — 0.5%		
Baldor Electric Co.	6,000	295,680
Health Care – Products — 2.7%		
Align Technology, Inc.(a)(b)	8,400	202,944
CONMED Corp.(a)	12,200	357,216
Dentsply International, Inc.	2,800	107,128
Immucor, Inc.(a)	14,600	408,362
West Pharmaceutical Services, Inc.	3,800	179,170
Zoll Medical Corp.(a)	11,636	259,599
		1,514,419
Health Care – Services — 2.3%		
Apria Healthcare Group, Inc.(a)(b)	17,300	497,721

	Number of Shares	Market Value
Kindred Healthcare, Inc.(a)	12,600	$ 387,072
Medcath Corp.(a)	7,100	225,780
WellCare Health Plans, Inc.(a)	1,700	153,867
		1,264,440
Home Builders — 0.1%		
AMREP Corp.(b)	759	36,090
Coachmen Industries, Inc.	1,600	15,456
		51,546
Home Furnishing — 0.3%		
Tempur-Pedic International, Inc.(b)	6,300	163,170
Household Products — 0.3%		
American Greetings Corp. Cl. A	6,300	178,479
Insurance — 2.6%		
Alleghany Corp.(a)	100	40,650
American Physicians Capital, Inc.(a)	900	36,450
Aspen Insurance Holdings Ltd.(b)	3,900	109,473
Assured Guaranty Ltd.(b)	5,300	156,668
Infinity Property & Casualty Corp.	600	30,438
IPC Holdings Ltd.	6,300	203,427
Max Capital Group Ltd.	8,800	249,040
Meadowbrook Insurance Group, Inc.(a)	7,300	80,008
NYMAGIC, Inc.	5,000	201,000
The PMI Group, Inc.	1,900	84,873
Reinsurance Group of America, Inc.	3,995	240,659
Wesco Financial Corp.	50	19,250
		1,451,936
Internet — 4.9%		
Authorize.Net Holdings, Inc.(a)	16,300	291,607
Blue Nile, Inc.(a)(b)	4,600	277,840
Chordiant Software, Inc.(a)	16,100	252,126
CMGI, Inc.(a)	108,500	211,575
InfoSpace, Inc.	500	11,605
Interwoven, Inc.(a)	38,975	547,209
RealNetworks, Inc.(a)	12,700	103,759
S1 Corp.(a)	44,026	351,768
Shutterfly, Inc.(a)(b)	5,300	114,215
Vignette Corp.(a)	29,600	567,136
		2,728,840
Investment Companies — 0.3%		
Capital Southwest Corp.(b)	1,200	186,948

	Number of Shares	Market Value
Iron & Steel — 1.7%		
Cleveland-Cliffs, Inc.	9,000	$ 699,030
Ryerson, Inc.(b)	6,900	259,785
		958,815
Leisure Time — 0.0%		
K2, Inc.(a)	1,300	19,747
WMS Industries, Inc.(a)	50	1,443
		21,190
Machinery – Diversified — 1.1%		
AGCO Corp.(a)	7,804	338,772
Gerber Scientific, Inc.(a)	392	4,555
NACCO Industries, Inc. Cl. A	700	108,843
Robbins & Myers, Inc.(b)	2,600	138,138
		590,308
Manufacturing — 1.6%		
AZZ, Inc.(a)	1,700	57,205
EnPro Industries, Inc.(a)	1,174	50,235
SPX Corp.	1,964	172,459
Tredegar Corp.	28,900	615,570
		895,469
Media — 0.6%		
Belo Corp. Cl. A(b)	16,300	335,617
Medical Supplies — 0.2%		
Cynosure, Inc. Cl. A(a)	800	29,144
Sonic Innovations, Inc.(a)	8,500	74,375
		103,519
Mining — 2.1%		
Brush Engineered Materials, Inc.(a)	3,500	146,965
Usec, Inc.(a)(b)	47,455	1,043,061
		1,190,026
Office Equipment/Supplies — 0.3%		
Ikon Office Solutions, Inc.(b)	12,199	190,426
Oil & Gas — 2.3%		
Holly Corp.	3,481	258,255
Plains Exploration & Production Co.(a)	4,200	200,802
Pogo Producing Co.(b)	1,800	91,422
Rosetta Resources, Inc.(a)	11,200	241,248
Swift Energy Co.(a)(b)	3,400	145,384
Western Refining, Inc.	5,700	329,460
		1,266,571
Oil & Gas Services — 0.8%		
Matrix Service Co.(a)	5,000	124,250
Trico Marine Services, Inc.(a)	7,700	314,776
		439,026

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Pharmaceuticals — 3.5%		
Caraco Pharmaceutical		
Laboratories Ltd.(a)	12,220	$ 185,500
NBTY, Inc.(a)	12,900	557,280
Pharmion Corp.(a)	9,800	283,710
Pozen, Inc.(a)	21,000	379,470
Watson		
Pharmaceutical, Inc.(a)	16,600	539,998
		1,945,958
Pipelines — 0.1%		
Oneok, Inc.	1,500	75,615
Real Estate — 0.5%		
Jones Lang Lasalle, Inc.	2,500	283,750
Real Estate Investment Trusts (REITS) — 6.2%		
Agree Realty Corp. REIT	700	21,875
Anthracite Capital, Inc.	44,101	515,982
Arbor Realty Trust, Inc.	10,714	276,528
BRT Realty Trust REIT	4,200	109,242
Cousins Properties, Inc.	50	1,451
Crystal River Capital, Inc.	19,000	461,320
Entertainment		
Properties Trust	10,100	543,178
Gramercy Capital Corp.(b)	4,300	118,422
Health Care Property		
Investors, Inc.	100	2,893
HRPT Properties Trust	20,800	216,320
Medical Properties		
Trust, Inc.(b)	17,160	227,027
NorthStar Realty Finance		
Corp. REIT(b)	5,900	73,809
Omega Healthcare		
Investors, Inc. REIT	8,500	134,555
RAIT Financial Trust(b)	12,200	317,444
Redwood Trust, Inc.(b)	6,382	308,761
Resource Capital Corp.	8,300	116,034
Senior Housing		
Properties Trust	700	14,245
Winston Hotels, Inc.	84	1,260
		3,460,346
Retail — 5.3%		
Aeropostale, Inc.(a)	400	16,672
Asbury Automotive		
Group, Inc.	14,697	366,690
Bell Microproducts, Inc.(a)	2,600	16,952
Big Lots, Inc.(a)	1,706	50,191
Brown Shoe Co., Inc.	1,900	46,208
CEC Entertainment, Inc.(a)	10,800	380,160
EZCORP, Inc. Cl. A(a)	17,024	225,398
Jack in the Box, Inc.(a)	3,100	219,914
Jo-Ann Stores, Inc.(a)	5,600	159,208
Landry's Restaurants, Inc.	10,100	305,626

	Number of Shares	Market Value
O'Charley's, Inc.	19,600	$ 395,136
Payless ShoeSource, Inc.(a)	900	28,395
RadioShack Corp.(b)	10,200	338,028
Sonic Automotive, Inc.	14,100	408,477
		2,957,055
Savings & Loans — 2.5%		
Bankfinancial Corp.	1,400	21,630
Downey Financial Corp.(b)	5,100	336,498
Partners Trust Financial		
Group, Inc.(b)	38,200	401,100
Provident Financial		
Services, Inc.(b)	42,200	665,072
		1,424,300
Semiconductors — 1.9%		
Actel Corp.(a)	2,000	27,820
Applied Micro		
Circuits Corp.(a)	1,900	4,750
Atmel Corp.(a)	21,748	120,919
Exar Corp.(a)	5,029	67,389
Novellus Systems, Inc.(a)	9,700	275,189
Skyworks Solutions, Inc.(a)	78,700	578,445
Triquint		
Semiconductor, Inc.(a)	2,185	11,056
		1,085,568
Software — 1.4%		
Captaris, Inc.(a)	18,694	95,713
Compuware Corp.(a)	100	1,186
Double-Take Software, Inc.(a)	19,000	311,790
MicroStrategy, Inc. Cl. A(a)	755	71,340
Pegasystems, Inc.	3,200	34,976
SYNNEX Corp.(a)	13,081	269,599
Total System Services, Inc.	800	23,608
		808,212
Telecommunications — 5.5%		
Cbeyond, Inc.(a)	5,200	200,252
C-COR, Inc.(a)	31,700	445,702
CT Communications, Inc.	2,939	89,669
Ditech Networks, Inc.(a)	1,400	11,466
EMS Technologies, Inc.(a)	3,700	81,622
IDT Corp. Cl. B	7,500	77,400
Novatel Wireless, Inc.(a)	33,900	882,078
NTELOS Holdings Corp.	4,800	132,672
PAETEC Holding Corp.(a)(b)	20,600	232,574
Polycom, Inc.(a)	5,700	191,520
Surewest Communications	4,000	108,960
USA Mobility, Inc.(a)	12,500	334,500
UTStarcom, Inc.(a)(b)	49,592	278,211
		3,066,626
Transportation — 3.7%		
General Maritime Corp.(b)	5,700	152,646

	Number of Shares	Market Value
Gulfmark Offshore, Inc.(a)	11,800	$ 604,396
Hub Group, Inc. Cl. A(a)	13,800	485,208
Overseas Shipholding		
Group, Inc.	907	73,830
P.A.M. Transportation		
Services, Inc.(a)	14,686	268,460
Saia, Inc.(a)	3,200	87,232
Ship Finance International Ltd.	13,700	406,616
U.S. Xpress Enterprises,		
Inc. Cl. A(a)	127	2,360
YRC Worldwide, Inc.(a)	600	22,080
		2,102,828
TOTAL EQUITIES		
(Cost $54,003,982)		**55,276,220**
MUTUAL FUND — 0.1%		
Investment Companies		
iShares Russell 2000		
Index Fund(b)	500	41,470
TOTAL MUTUAL FUND		
(Cost $38,870)		**41,470**
TOTAL LONG TERM INVESTMENTS		
(Cost $54,042,852)		**55,317,690**

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 18.0%		
Cash Equivalents — 17.5%(d)		
Abbey National PLC		
Eurodollar Time Deposit		
5.280% 07/05/2007	$126,912	126,912
Abbey National PLC		
Eurodollar Time Deposit		
5.285% 07/09/2007	317,295	317,295
American Beacon		
Money Market Fund(c)	355,990	355,990
Banco Bilbao Vizcaya		
Argentaria SA		
Eurodollar Time Deposit		
5.300% 08/10/2007	237,971	237,971
Bank of America		
5.270% 07/06/2007	317,295	317,295
Bank of America		
5.270% 07/16/2007	63,459	63,459
Bank of America		
5.270% 08/17/2007	79,324	79,324
Bank of America		
5.300% 09/17/2007	158,647	158,647
Bank of Ireland		
Eurodollar Time Deposit		
5.300% 08/13/2007	317,295	317,295

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	$ 79,324	$ 79,324
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	63,459	63,459
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	47,594	47,594
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	301,430	301,430
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	174,512	174,512
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	317,295	317,295
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	63,459	63,459
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	158,647	158,647
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	47,594	47,594
BGI Institutional Money Market Fund(c)	206,241	206,241
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	475,942	475,942
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	158,647	158,647
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	475,942	475,942
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	317,295	317,295
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	317,295	317,295
Dreyfus Institutional Cash Advantage Money Market Fund(c)	95,188	95,188
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	23,533	23,533
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	79,324	79,324
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	$ 79,324	$ 79,324
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	111,053	111,053
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	79,324	79,324
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	63,459	63,459
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	158,647	158,647
Freddie Mac Discount Note 5.155% 07/16/2007	29,957	29,957
Freddie Mac Discount Note 5.185% 07/09/2007	15,640	15,640
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	142,783	142,783
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	158,647	158,647
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	158,321	158,321
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	237,971	237,971
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	317,295	317,295
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	475,942	475,942
Reserve Primary Money Market Fund(c)	314,991	314,991
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	317,295	317,295
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	79,324	79,324
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	317,295	317,295
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	47,594	47,594
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	$ 53,298	$ 53,298
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	222,106	222,106
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	317,295	317,295
Vanguard Prime Money Market Fund(c)	158,647	158,647
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	85,670	85,670
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	317,295	317,295
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	158,647	158,647
		9,794,729
Repurchase Agreements — 0.5%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	286,855	286,855
TOTAL SHORT-TERM INVESTMENTS (Cost $10,081,584)		**10,081,584**
TOTAL INVESTMENTS — 116.6% (Cost $64,124,436)(f)		**65,399,274**
Other Assets/ (Liabilities) — (16.6%)		**(9,296,351)**
NET ASSETS — 100.0%		**$56,102,923**

Notes to Portfolio of Investments

(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) Amount represents shares owned of the fund.
(d) Represents investments of security lending collateral. *(Note 2)*.
(e) Maturity value of $286,939. Collateralized by a U.S. Government Agency obligation with a rate of 8.125%, maturity date of 11/25/2009, and an aggregate market value, including accrued interest, of $301,198.
(f) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

159

MassMutual Select Mid Cap Growth Equity Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 99.9%		
COMMON STOCK — 99.9%		
Aerospace & Defense — 1.0%		
Rockwell Collins, Inc.	24,525	$ 1,732,446
Apparel — 3.4%		
Coach, Inc.(a)	40,225	1,906,263
Phillips-Van Heusen Corp.	30,800	1,865,556
VF Corp.	20,425	1,870,521
		5,642,340
Auto Manufacturers — 1.5%		
Paccar, Inc.	28,100	2,445,824
Automotive & Parts — 1.4%		
The Goodyear Tire & Rubber Co.(a)	68,825	2,392,357
Biotechnology — 1.5%		
Celgene Corp.(a)	44,000	2,522,520
Chemicals — 1.2%		
Albemarle Corp.	51,425	1,981,405
Commercial Services — 8.6%		
Convergys Corp.(a)	71,900	1,742,856
Corrections Corp. of America(a)	54,550	3,442,650
ITT Educational Services, Inc.(a)	16,275	1,910,359
Manpower, Inc.	22,800	2,103,072
Quanta Services, Inc.(a) (b)	109,650	3,362,965
Ritchie Bros. Auctioneers, Inc.	28,200	1,765,884
		14,327,786
Computers — 6.0%		
Brocade Communications Systems, Inc.(a)	191,900	1,500,658
Cognizant Technology Solutions Corp. Cl. A(a)	37,575	2,821,507
Electronic Data Systems Corp.	60,000	1,663,800
FactSet Research Systems, Inc.	39,550	2,703,242
Lexmark International, Inc. Cl. A(a)	25,000	1,232,750
		9,921,957
Cosmetics & Personal Care — 1.9%		
Alberto-Culver Co.	133,125	3,157,725

	Number of Shares	Market Value
Diversified Financial — 6.0%		
Ameriprise Financial, Inc.	30,175	$ 1,918,225
Chicago Mercantile Exchange Holdings, Inc.	3,325	1,776,747
The First Marblehead Corp.(b)	33,950	1,311,828
IntercontinentalExchange, Inc.(a)	19,400	2,868,290
T. Rowe Price Group, Inc.	40,300	2,091,167
		9,966,257
Electric — 2.8%		
Allegheny Energy, Inc.(a)	34,425	1,781,149
Constellation Energy Group, Inc.	32,125	2,800,336
		4,581,485
Electrical Components & Equipment — 1.7%		
General Cable Corp.(a)	37,100	2,810,325
Electronics — 3.9%		
Amphenol Corp. Cl. A	63,000	2,245,950
Avnet, Inc.(a)	59,500	2,358,580
Thermo Fisher Scientific, Inc.(a)	35,125	1,816,665
		6,421,195
Environmental Controls — 2.1%		
Stericycle, Inc.(a)	79,100	3,516,786
Foods — 2.2%		
The Kroger Co.	131,150	3,689,249
Health Care – Products — 3.1%		
Dentsply International, Inc.	46,500	1,779,090
Intuitive Surgical, Inc.(a)	13,100	1,817,887
St. Jude Medical, Inc.(a) (b)	38,600	1,601,514
		5,198,491
Health Care – Services — 6.9%		
Health Net, Inc.(a)	29,700	1,568,160
Laboratory Corp. of America Holdings(a) (b)	27,200	2,128,672
Manor Care, Inc.	32,200	2,102,338
Universal Health Services, Inc. Cl. B	34,925	2,147,887
WellCare Health Plans, Inc.(a) (b)	39,900	3,611,349
		11,558,406
Household Products — 1.3%		
Church & Dwight Co., Inc.	46,150	2,236,429

	Number of Shares	Market Value
Insurance — 2.6%		
CNA Financial Corp.(b)	58,200	$ 2,775,558
Philadelphia Consolidated Holding Corp.(a)	38,075	1,591,535
		4,367,093
Internet — 1.6%		
HLTH Corp.(a) (b)	195,300	2,736,153
Iron & Steel — 3.0%		
Allegheny Technologies, Inc.	25,775	2,703,282
Chaparral Steel Co.	31,800	2,285,466
		4,988,748
Lodging — 2.4%		
Starwood Hotels & Resorts Worldwide, Inc.	36,200	2,427,934
Wynn Resorts Ltd.(b)	17,100	1,533,699
		3,961,633
Machinery – Diversified — 2.9%		
The Manitowoc Co., Inc.	40,225	3,233,286
Zebra Technologies Corp. Cl. A(a)	43,200	1,673,568
		4,906,854
Media — 1.0%		
EchoStar Communications Corp. Cl. A(a)	37,500	1,626,375
Metal Fabricate & Hardware — 1.2%		
Precision Castparts Corp.	17,100	2,075,256
Oil & Gas — 2.2%		
Holly Corp.	49,350	3,661,277
Oil & Gas Services — 2.2%		
FMC Technologies, Inc.(a) (b)	22,900	1,814,138
National Oilwell Varco, Inc.(a)	18,175	1,894,562
		3,708,700
Packaging & Containers — 1.6%		
Owens-Illinois, Inc.(a)	76,100	2,663,500
Pharmaceuticals — 0.9%		
ImClone Systems, Inc.(a)	40,300	1,425,008
Real Estate — 1.4%		
Jones Lang Lasalle, Inc.	20,125	2,284,188
Real Estate Investment Trusts (REITS) — 0.9%		
Boston Properties, Inc.	14,500	1,480,885

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Retail — 6.2%		
AutoZone, Inc.(a)	15,950	$ 2,179,089
Dick's Sporting		
Goods, Inc.(a) (b)	39,000	2,268,630
J.C. Penney Co., Inc.(b)	31,225	2,260,066
RadioShack Corp.(b)	56,500	1,872,410
Yum! Brands, Inc.	54,800	1,793,056
		10,373,251
Semiconductors — 3.5%		
MEMC Electronic		
Materials, Inc.(a)	43,675	2,669,416
Nvidia Corp.(a)	74,800	3,089,988
		5,759,404
Software — 1.6%		
Nuance Communications,		
Inc.(a) (b)	162,150	2,712,770
Telecommunications — 5.8%		
Juniper		
Networks, Inc.(a) (b)	124,900	3,143,733
Qwest Communications		
International, Inc.(a) (b)	220,225	2,136,183
SBA Communications		
Corp. Cl. A(a)	69,200	2,324,428
US Cellular Corp.(a)	22,575	2,045,295
		9,649,639
Toys, Games & Hobbies — 2.4%		
Hasbro, Inc.	60,475	1,899,520
Mattel, Inc.	82,875	2,095,909
		3,995,429
TOTAL EQUITIES		
(Cost $147,540,108)		**166,479,146**

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 15.6%		
Cash Equivalents — 15.6%(d)		
Abbey National PLC		
Eurodollar Time Deposit		
5.280% 07/05/2007	$ 337,833	337,833
Abbey National PLC		
Eurodollar Time Deposit		
5.285% 07/09/2007	844,599	844,599
American Beacon		
Money Market Fund(c)	947,601	947,601
Banco Bilbao Vizcaya		
Argentaria SA		
Eurodollar Time Deposit		
5.300% 08/10/2007	633,449	633,449
Bank of America		
5.270% 07/06/2007	$ 844,599	$ 844,599
Bank of America		
5.270% 07/16/2007	168,920	168,920
Bank of America		
5.270% 08/17/2007	211,150	211,150
Bank of America		
5.300% 09/17/2007	422,299	422,299
Bank of Ireland		
Eurodollar Time Deposit		
5.300% 08/13/2007	844,599	844,599
Bank of Montreal		
Eurodollar Time Deposit		
5.280% 07/03/2007	211,150	211,150
Bank of Montreal		
Eurodollar Time Deposit		
5.290% 07/02/2007	168,920	168,920
Bank of Montreal		
Eurodollar Time Deposit		
5.310% 08/14/2007	126,690	126,690
Bank of Nova Scotia		
Eurodollar Time Deposit		
5.280% 07/09/2007	802,369	802,369
Bank Of Nova Scotia		
Eurodollar Time Deposit		
5.285% 07/11/2007	464,529	464,529
Barclays		
Eurodollar Time Deposit		
5.290% 07/06/2007	844,599	844,599
Barclays		
Eurodollar Time Deposit		
5.295% 07/16/2007	168,920	168,920
Barclays		
Eurodollar Time Deposit		
5.320% 09/04/2007	422,299	422,299
Bear Stearns & Co		
Commercial Paper		
5.435% 07/10/2007	126,690	126,690
BGI Institutional		
Money Market Fund(c)	548,989	548,989
BNP Paribas		
Eurodollar Time Deposit		
5.350% 07/02/2007	1,266,898	1,266,898
Calyon		
Eurodollar Time Deposit		
5.290% 07/17/2007	422,299	422,299
Calyon		
Eurodollar Time Deposit		
5.380% 07/02/2007	1,266,898	1,266,898
Canadian Imperial		
Bank of Commerce		
Eurodollar Time Deposit		
5.300% 07/30/2007	844,599	844,599

	Principal Amount	Market Value
Dexia Group		
Eurodollar Time Deposit		
5.290% 08/08/2007	$ 844,599	$ 844,599
Dreyfus Institutional		
Cash Advantage		
Money Market Fund(c)	253,380	253,380
Federal Home Loan		
Bank Discount Note		
5.174% 07/20/2007	62,641	62,641
First Tennessee		
National Corp.		
Eurodollar Time Deposit		
5.300% 07/18/2007	211,150	211,150
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/06/2007	211,150	211,150
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/09/2007	295,610	295,610
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/20/2007	211,150	211,150
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/26/2007	168,920	168,920
Fortis Bank		
Eurodollar Time Deposit		
5.350% 07/05/2007	422,299	422,299
Freddie Mac Discount Note		
5.155% 07/16/2007	79,743	79,743
Freddie Mac Discount Note		
5.185% 07/09/2007	41,631	41,631
Morgan Stanley & Co		
Commercial Paper		
5.445% 08/01/2007	380,069	380,069
National Australia Bank		
Eurodollar Time Deposit		
5.320% 07/02/2007	422,299	422,299
Nationwide Building		
Society Commercial Paper		
5.301% 07/09/2007	421,431	421,431
Rabobank Nederland		
Eurodollar Time Deposit		
5.280% 07/05/2007	633,449	633,449
Rabobank Nederland		
Eurodollar Time Deposit		
5.290% 07/16/2007	844,599	844,599
Rabobank Nederland		
Eurodollar Time Deposit		
5.330% 07/02/2007	1,266,898	1,266,898
Reserve Primary		
Money Market Fund(c)	838,466	838,466

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	$ 844,599	$ 844,599
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	211,150	211,150
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	844,599	844,599
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	126,690	126,690
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	141,872	141,872
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	591,219	591,219
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	844,599	844,599
Vanguard Prime Money Market Fund(c)	422,299	422,299
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	228,042	228,042
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	844,599	844,599
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	422,299	422,299
		26,072,349
TOTAL SHORT-TERM INVESTMENTS (Cost $26,072,349)		**26,072,349**
TOTAL INVESTMENTS — 115.5% (Cost $173,612,457)(e)		**192,551,495**
Other Assets/ (Liabilities) — (15.5%)		**(25,883,980)**
NET ASSETS — 100.0%		**$166,667,515**

The remainder of this page is intentionally left blank.

Notes to Portfolio of Investments
(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) Amount represents shares owned of the fund.
(d) Represents investments of security lending collateral. *(Note 2)*.
(e) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 96.4%		
COMMON STOCK — 96.4%		
Advertising — 2.6%		
Catalina Marketing Corp.	185,000	$ 5,827,500
Clear Channel Outdoor Holdings, Inc. Cl. A(a)	317,300	8,992,282
Focus Media Holding Ltd. ADR (China)(a) (b)	32,300	1,631,150
Getty Images, Inc.(a)	10,900	521,129
Lamar Advertising Co. Cl. A	248,800	15,614,688
Omnicom Group, Inc.	47,200	2,497,824
WPP Group PLC Sponsored ADR (United Kingdom)	28,600	2,137,850
		37,222,423
Aerospace & Defense — 2.2%		
Alliant Techsystems, Inc.(a)	114,500	11,352,675
Empresa Brasileira de Aeronautica SA ADR (Brazil)(b)	31,400	1,513,794
Rockwell Collins, Inc.	255,800	18,069,712
		30,936,181
Airlines — 0.8%		
SkyWest, Inc.	52,400	1,248,692
Southwest Airlines Co.	677,200	10,097,052
		11,345,744
Apparel — 0.3%		
Coach, Inc.(a)	79,700	3,776,983
Auto Manufacturers — 0.6%		
Oshkosh Truck Corp.	144,000	9,060,480
Banks — 0.8%		
City National Corp.	8,500	646,765
East West Bancorp, Inc.	16,700	649,296
First Horizon National Corp.(b)	19,700	768,300
Northern Trust Corp.	60,600	3,892,944
State Street Corp.	12,000	820,800
SVB Financial Group(a) (b)	56,800	3,016,648
Synovus Financial Corp.	23,700	727,590
UCBH Holdings, Inc.	29,900	546,273
		11,068,616

	Number of Shares	Market Value
Beverages — 0.4%		
Brown-Forman Corp. Cl. B	32,200	$ 2,353,176
Cott Corp.(a) (b)	223,000	3,208,970
		5,562,146
Biotechnology — 2.0%		
Celgene Corp.(a) (b)	57,400	3,290,742
Charles River Laboratories International, Inc.(a)	21,700	1,120,154
Decode Genetics, Inc.(a) (b)	86,300	322,330
Genzyme Corp.(a)	15,600	1,004,640
Human Genome Sciences, Inc.(a) (b)	196,000	1,748,320
Illumina, Inc.(a) (b)	104,600	4,245,714
Integra LifeSciences Holdings Corp.(a) (b)	17,600	869,792
Invitrogen Corp.(a)	20,700	1,526,625
Martek Biosciences Corp.(a) (b)	26,500	688,205
Millipore Corp.(a) (b)	20,200	1,516,818
PDL BioPharma, Inc.(a)	119,000	2,772,700
QIAGEN NV(a) (b)	221,500	3,940,485
Vertex Pharmaceuticals, Inc.(a)	192,200	5,489,232
		28,535,757
Building Materials — 0.6%		
American Standard Cos., Inc.	132,000	7,785,360
Genlyte Group, Inc.(a)	14,000	1,099,560
		8,884,920
Chemicals — 0.2%		
Ecolab, Inc.	42,400	1,810,480
Sigma-Aldrich Corp.	24,100	1,028,347
The Valspar Corp.	22,900	650,589
		3,489,416
Coal — 1.5%		
CONSOL Energy, Inc.	292,500	13,487,175
Foundation Coal Holdings, Inc.	129,700	5,271,008
Peabody Energy Corp.(b)	66,000	3,193,080
		21,951,263
Commercial Services — 5.9%		
Apollo Group, Inc. Cl. A(a)	31,706	1,852,582
Block (H&R), Inc.(b)	34,900	815,613

	Number of Shares	Market Value
ChoicePoint, Inc.(a)	122,900	$ 5,217,105
The Corporate Executive Board Co.	60,900	3,953,019
DeVry, Inc.(b)	35,200	1,197,504
Equifax, Inc.	25,500	1,132,710
Fastenal Co.(b)	158,100	6,618,066
Iron Mountain, Inc.(a) (b)	292,975	7,655,437
ITT Educational Services, Inc.(a)	14,700	1,725,486
Laureate Education, Inc.(a)	82,000	5,056,120
LECG Corp.(a)	41,800	631,598
Manpower, Inc.	132,800	12,249,472
Monster Worldwide, Inc.(a)	258,900	10,640,790
Moody's Corp.(b)	10,100	628,220
Quanta Services, Inc.(a) (b)	214,800	6,587,916
Resources Connection, Inc.(a)	44,000	1,459,920
Ritchie Bros. Auctioneers, Inc.(b)	38,900	2,435,918
Robert Half International, Inc.(b)	178,900	6,529,850
SAIC, Inc.(a)	95,000	1,716,650
United Rentals, Inc.(a) (b)	119,000	3,872,260
VistaPrint Ltd.(a) (b)	23,500	898,875
Western Union	41,400	862,362
		83,737,473
Computers — 2.9%		
Cadence Design Systems, Inc.(a)	34,000	746,640
Cognizant Technology Solutions Corp. Cl. A(a)	37,200	2,793,348
DST Systems, Inc.(a) (b)	174,800	13,845,908
FactSet Research Systems, Inc.	24,000	1,640,400
IHS, Inc. Cl. A(a)	66,000	3,036,000
Jack Henry & Associates, Inc.	203,800	5,247,850
Network Appliance, Inc.(a)	110,300	3,220,760
Perot Systems Corp. Cl. A(a)	79,000	1,346,160
Seagate Technology	428,000	9,317,560
Synopsys, Inc.(a)	24,100	636,963
		41,831,589

(Continued)

The accompanying notes are an integral part of the financial statements.

163

	Number of Shares	Market Value
Cosmetics & Personal Care — 0.2%		
Avon Products, Inc.	82,100 $	3,017,175
Diversified Financial — 3.7%		
Affiliated Managers Group, Inc.(a) (b)	12,900	1,661,004
BlackRock, Inc.(b)	10,400	1,628,536
CBOT Holdings, Inc. Cl. A(a) (b)	4,600	950,360
Chicago Mercantile Exchange Holdings, Inc.(b)	5,200	2,778,672
E*TRADE Financial Corp.(a)	315,200	6,962,768
Eaton Vance Corp.	248,800	10,991,984
Federated Investors, Inc. Cl. B	31,000	1,188,230
Interactive Brokers Group, Inc.(a)	125,400	3,402,102
Intercontinental Exchange, Inc.(a)	18,100	2,676,085
Janus Capital Group, Inc.(b)	38,600	1,074,624
Lazard Ltd. Cl. A	78,300	3,525,849
Legg Mason, Inc.	30,890	3,038,958
Nuveen Investments, Inc. Cl. A(b)	124,000	7,706,600
Nymex Holdings, Inc.(b)	23,800	2,989,994
optionsXpress Holdings, Inc.(b)	24,600	631,236
TD Ameritrade Holding Corp.(a)	34,300	686,000
		51,893,002
Electric — 0.5%		
AES Corp.(a)	138,000	3,019,440
Reliant Energy, Inc.(a)	130,300	3,511,585
		6,531,025
Electrical Components & Equipment — 1.0%		
Ametek, Inc.	351,500	13,947,520
Electronics — 2.5%		
Cogent, Inc.(a) (b)	243,400	3,575,546
Cymer, Inc.(a)	14,600	586,920
Dolby Laboratories, Inc. Cl. A(a)	198,800	7,039,508
FLIR Systems, Inc.(a)	224,500	10,383,125
Garmin Ltd.(b)	46,400	3,432,208
Gentex Corp.	43,600	858,484
II-VI, Inc.(a)	24,100	654,797
Jabil Circuit, Inc.	279,400	6,166,358
National Instruments Corp.	21,300	693,741

	Number of Shares	Market Value
Thermo Fisher Scientific, Inc.(a)	13,100 $	677,532
Waters Corp.(a)	31,700	1,881,712
		35,949,931
Energy – Alternate Sources — 0.7%		
First Solar, Inc.(a) (b)	67,000	5,982,430
SunPower Corp. Cl. A(a) (b)	68,000	4,287,400
		10,269,830
Engineering & Construction — 0.7%		
Fluor Corp.	29,700	3,307,689
Foster Wheeler Ltd.(a)	26,600	2,845,934
McDermott International, Inc.(a)	47,300	3,931,576
		10,085,199
Entertainment — 1.4%		
DreamWorks Animation SKG, Inc. Cl. A(a)	137,100	3,953,964
International Game Technology	304,800	12,100,560
Pinnacle Entertainment, Inc.(a)	108,000	3,040,200
Shuffle Master, Inc.(a) (b)	25,450	422,470
		19,517,194
Environmental Controls — 0.3%		
Republic Services, Inc.	62,150	1,904,276
Stericycle, Inc.(a)	45,000	2,000,700
		3,904,976
Foods — 0.7%		
The Hershey Co.	33,900	1,716,018
McCormick & Co., Inc.	44,400	1,695,192
Whole Foods Market, Inc.(b)	111,000	4,251,300
Wrigley (Wm.) Jr. Co.(b)	45,275	2,504,160
		10,166,670
Health Care – Products — 3.2%		
American Medical Systems Holdings, Inc.(a) (b)	34,300	618,772
ArthoCare Corp.(a)	19,900	873,809
Bard (C.R.), Inc.	76,900	6,354,247
Becton, Dickinson & Co.	8,100	603,450
Dade Behring Holdings, Inc.	15,700	833,984
Dentsply International, Inc.	28,400	1,086,584
Edwards Lifesciences Corp.(a) (b)	180,900	8,925,606

	Number of Shares	Market Value
Gen-Probe, Inc.(a)	114,700 $	6,930,174
Henry Schein, Inc.(a)	59,700	3,189,771
Hologic, Inc.(a) (b)	19,100	1,056,421
Intuitive Surgical, Inc.(a)	10,800	1,498,716
Kyphon, Inc.(a)	21,200	1,020,780
Patterson Cos., Inc.(a)	17,100	637,317
Resmed, Inc.(a)	90,100	3,717,526
Respironics, Inc.(a)	22,200	945,498
St. Jude Medical, Inc.(a) (b)	81,100	3,364,839
Techne Corp.(a)	27,000	1,544,670
Varian Medical Systems, Inc.(a)	24,900	1,058,499
Zimmer Holdings, Inc.(a)	9,400	797,966
		45,058,629
Health Care – Services — 3.6%		
Community Health Systems, Inc.(a)	155,000	6,269,750
Coventry Health Care, Inc.(a)	93,200	5,372,980
DaVita, Inc.(a)	70,850	3,817,398
Health Management Associates, Inc. Cl. A(b)	257,500	2,925,200
Health Net, Inc.(a)	148,700	7,851,360
Healthways, Inc.(a) (b)	21,900	1,037,403
Humana, Inc.(a)	62,500	3,806,875
Laboratory Corp. of America Holdings(a) (b)	24,100	1,886,066
Lincare Holdings, Inc.(a)	43,600	1,737,460
Manor Care, Inc.	227,200	14,833,888
Quest Diagnostics, Inc.	28,500	1,472,025
		51,010,405
Home Builders — 0.4%		
Centex Corp.(b)	15,000	601,500
KB Home(b)	18,400	724,408
Lennar Corp. Cl. A(b)	27,300	998,088
Meritage Homes Corp.(a) (b)	24,300	650,025
Pulte Homes, Inc.	33,800	758,810
Thor Industries, Inc.(b)	13,600	613,904
Toll Brothers, Inc.(a) (b)	26,100	651,978
Winnebago Industries, Inc.	29,800	879,696
		5,878,409
Home Furnishing — 1.1%		
Harman International Industries, Inc.	133,000	15,534,400
Household Products — 0.2%		
Avery Dennison Corp.	17,300	1,150,104
The Clorox Co.	28,200	1,751,220
		2,901,324

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Industrial – Distribution — 0.1%		
W.W. Grainger, Inc.(b)	21,200	$ 1,972,660
Insurance — 2.1%		
Ambac Financial Group, Inc.	18,900	1,647,891
Aon Corp.	24,000	1,022,640
Arch Capital Group Ltd.(a)	23,900	1,733,706
Assurant, Inc.	110,000	6,481,200
Axis Capital Holdings Ltd.	195,900	7,963,335
Brown & Brown, Inc.	34,000	854,760
Cigna Corp.	30,000	1,566,600
Markel Corp.(a)	1,660	804,370
Marsh & McLennan Cos., Inc.(b)	27,500	849,200
MBIA, Inc.(b)	15,600	970,632
OneBeacon Insurance Group Ltd.	23,900	605,387
Principal Financial Group, Inc.	65,000	3,788,850
RenaissanceRe Holdings Ltd.	15,000	929,850
Willis Group Holdings Ltd.	20,100	885,606
		30,104,027
Internet — 4.4%		
Amazon.com, Inc.(a)	292,400	20,003,084
Baidu.com ADR (China)(a)(b)	8,900	1,495,022
Checkfree Corp.(a)(b)	188,200	7,565,640
CNET Networks, Inc.(a)(b)	480,000	3,931,200
Digital River, Inc.(a)	87,600	3,963,900
F5 Networks, Inc.(a)	30,000	2,418,000
McAfee, Inc.(a)	167,200	5,885,440
Sina Corp.(a)(b)	27,800	1,163,708
Symantec Corp.(a)	44,600	900,920
VeriSign, Inc.(a)	466,900	14,814,737
		62,141,651
Iron & Steel — 0.3%		
Carpenter Technology Corp.	28,600	3,726,866
Leisure Time — 0.3%		
Harley-Davidson, Inc.	55,500	3,308,355
Royal Caribbean Cruises Ltd.(b)	14,100	606,018
WMS Industries, Inc.(a)(b)	27,450	792,207
		4,706,580
Lodging — 1.4%		
Boyd Gaming Corp.	13,900	683,741

	Number of Shares	Market Value
Choice Hotels International, Inc.	36,900	$ 1,458,288
Gaylord Entertainment Co.(a)	69,000	3,701,160
Hilton Hotels Corp.	80,500	2,694,335
Marriott International, Inc. Cl. A	45,400	1,963,096
Melco PBL Entertainment Ltd. ADR (Hong Kong)(a)(b)	65,500	822,680
Starwood Hotels & Resorts Worldwide, Inc.	40,100	2,689,507
Wynn Resorts Ltd.(b)	64,700	5,802,943
		19,815,750
Machinery – Construction & Mining — 0.2%		
Joy Global, Inc.	37,600	2,193,208
Machinery – Diversified — 0.3%		
Graco, Inc.	39,700	1,599,116
IDEX Corp.	54,525	2,101,393
Zebra Technologies Corp. Cl. A(a)	14,400	557,856
		4,258,365
Manufacturing — 2.3%		
Danaher Corp.	55,000	4,152,500
Donaldson Co., Inc.	44,000	1,564,200
ITT Corp.	122,900	8,391,612
Pall Corp.	18,700	860,013
Roper Industries, Inc.	314,800	17,975,080
		32,943,405
Media — 2.4%		
Cablevision Systems Corp. Cl. A(a)	167,900	6,076,301
Discovery Holding Co. Cl. A(a)	313,000	7,195,870
The McGraw-Hill Companies, Inc.	8,600	585,488
Meredith Corp.	9,800	603,680
Rogers Communications, Inc. Cl. B(b)	303,750	12,906,337
Salem Communications Corp. Cl. A	21,600	239,544
The Scripps (E.W.) Co. Cl. A	14,600	667,074
XM Satellite Radio Holdings, Inc. Cl. A(a)(b)	444,000	5,225,880
		33,500,174
Metal Fabricate & Hardware — 0.3%		
Precision Castparts Corp.	33,200	4,029,152

	Number of Shares	Market Value
Mining — 0.7%		
Agnico-Eagle Mines Ltd.(b)	147,100	$ 5,369,150
Teck Cominco Ltd. Cl. B(b)	108,000	4,590,000
		9,959,150
Office Furnishings — 0.0%		
HNI Corp.	13,600	557,600
Oil & Gas — 3.0%		
Bill Barrett Corp.(a)(b)	18,800	692,404
CNX Gas Corp.(a)(b)	163,000	4,987,800
Compton Petroleum Corp.(a)	87,800	873,610
Diamond Offshore Drilling, Inc.	9,400	954,664
EOG Resources, Inc.	165,000	12,054,900
Mariner Energy, Inc.(a)	37,800	916,650
Murphy Oil Corp.	151,000	8,975,440
Nabors Industries Ltd.(a)(b)	21,800	727,684
Ultra Petroleum Corp.(a)	23,700	1,309,188
XTO Energy, Inc.	189,367	11,380,957
		42,873,297
Oil & Gas Services — 4.6%		
BJ Services Co.	377,000	10,721,880
Cameron International Corp.(a)	153,400	10,963,498
Core Laboratories N.V.(a)	22,700	2,308,363
FMC Technologies, Inc.(a)(b)	153,800	12,184,036
Grant Prideco, Inc.(a)	66,000	3,552,780
Smith International, Inc.	315,100	18,477,464
TETRA Technologies, Inc.(a)	178,800	5,042,160
Weatherford International Ltd.(a)	28,500	1,574,340
		64,824,521
Packaging & Containers — 0.1%		
Sealed Air Corp.	42,500	1,318,350
Pharmaceuticals — 5.5%		
Alkermes, Inc.(a)	248,200	3,623,720
Allergan, Inc.	61,310	3,533,908
Amylin Pharmaceuticals, Inc.(a)(b)	110,900	4,564,644
Barr Pharmaceuticals, Inc.(a)	195,000	9,794,850
Cephalon, Inc.(a)(b)	197,900	15,909,181
Elan Corp. PLC Sponsored ADR (Ireland)(a)(b)	485,500	10,647,015
Express Scripts, Inc.(a)	63,200	3,160,632
Gilead Sciences, Inc.(a)	60,000	2,326,200

(Continued)

The accompanying notes are an integral part of the financial statements.

165

	Number of Shares	Market Value
Medarex, Inc.(a) (b)	152,600	$ 2,180,654
Medco Health Solutions, Inc.(a)	10,900	850,091
Medicis Pharmaceutical Corp. Cl. A(b)	83,000	2,534,820
Mylan Laboratories, Inc.(b)	137,000	2,492,030
Omnicare, Inc.(b)	68,000	2,452,080
OSI Pharmaceuticals, Inc.(a) (b)	64,000	2,317,440
Sepracor, Inc.(a) (b)	109,300	4,483,486
Theravance, Inc.(a)	110,200	3,526,400
Valeant Pharmaceuticals International	248,000	4,139,120
		78,536,271
Pipelines — 0.2%		
The Williams Cos., Inc.	95,800	3,029,196
Retail — 6.6%		
Advance Auto Parts, Inc.	171,100	6,934,683
AnnTaylor Stores Corp.(a)	22,900	811,118
Bed Bath & Beyond, Inc.(a)	240,800	8,666,392
Best Buy Co., Inc.	110,000	5,133,700
Carmax, Inc.(a)	218,000	5,559,000
The Cheesecake Factory(a) (b)	161,900	3,969,788
Chipotle Mexican Grill, Inc. Cl. B(a)	83,000	6,526,290
Dick's Sporting Goods, Inc.(a) (b)	10,900	634,053
Family Dollar Stores, Inc.(b)	37,600	1,290,432
Men's Wearhouse, Inc.	17,200	878,404
MSC Industrial Direct Co. Cl. A	26,000	1,430,000
O'Reilly Automotive, Inc.(a)	215,600	7,880,180
P.F. Chang's China Bistro, Inc.(a) (b)	67,000	2,358,400
Panera Bread Co. Cl. A(a) (b)	39,700	1,828,582
Petsmart, Inc.(b)	324,200	10,520,290
Ross Stores, Inc.	54,200	1,669,360
Shoppers Drug Mart Corp. CAD	57,000	2,670,446
Shoppers Drug Mart Corp. CAD	38,000	1,780,297
Staples, Inc.	60,650	1,439,225
Tiffany & Co.	53,000	2,812,180
Tim Hortons, Inc.	182,800	5,621,100
The TJX Cos., Inc.	89,600	2,464,000
Tractor Supply Co.(a) (b)	12,600	655,830

	Number of Shares	Market Value
Under Armour, Inc. Cl. A(a)	42,000	$ 1,917,300
Urban Outfitters, Inc.(a)	42,600	1,023,678
Williams-Sonoma, Inc.(b)	152,000	4,800,160
Yum! Brands, Inc.	99,600	3,258,912
		94,533,800
Semiconductors — 6.5%		
Altera Corp.(b)	445,300	9,854,489
Analog Devices, Inc.	83,000	3,124,120
Broadcom Corp. Cl. A(a)	59,100	1,728,675
Fairchild Semiconductor International, Inc.(a)	202,600	3,914,232
Integrated Device Technology, Inc.(a)	58,500	893,295
Intersil Corp. Cl. A	304,800	9,589,008
KLA-Tencor Corp.	13,700	752,815
Lam Research Corp.(a)	14,900	765,860
Linear Technology Corp.(b)	109,600	3,965,328
Marvell Technology Group Ltd.(a)	524,900	9,558,429
Maxim Integrated Products, Inc.	88,800	2,966,808
MEMC Electronic Materials, Inc.(a)	24,900	1,521,888
Microchip Technology, Inc.	264,400	9,793,376
National Semiconductor Corp.(b)	80,000	2,261,600
ON Semiconductor Corp.(a) (b)	425,000	4,556,000
PMC-Sierra, Inc.(a) (b)	552,000	4,266,960
QLogic Corp.(a)	77,600	1,292,040
Silicon Laboratories, Inc.(a)	45,400	1,571,294
Spansion LLC Cl. A(a) (b)	160,000	1,776,000
Teradyne, Inc.(a) (b)	405,400	7,126,932
Xilinx, Inc.(b)	403,100	10,790,987
		92,070,136
Software — 5.5%		
Activision, Inc.(a)	95,110	1,775,704
American Reprographics Co.(a) (b)	58,300	1,795,057
Autodesk, Inc.(a)	213,800	10,065,704
Avid Technology, Inc.(a) (b)	131,000	4,630,850
Cerner Corp.(a) (b)	67,000	3,716,490
Citrix Systems, Inc.(a)	36,600	1,232,322
Cognos, Inc.(a)	19,900	789,433
Dun & Bradstreet Corp.	14,900	1,534,402
Electronic Arts, Inc.(a)	60,800	2,877,056

	Number of Shares	Market Value
Fidelity National Information Services, Inc.	12,400	$ 673,072
Fiserv, Inc.(a)	23,900	1,357,520
Global Payments, Inc.(b)	197,300	7,822,945
Intuit, Inc.(a)	191,500	5,760,320
MoneyGram International, Inc.	180,900	5,056,155
NAVTEQ Corp.(a)	214,800	9,094,632
Paychex, Inc.	93,500	3,657,720
Red Hat, Inc.(a) (b)	409,000	9,112,520
Salesforce.com, Inc.(a) (b)	73,000	3,128,780
Satyam Computer Services Ltd. ADR (India)	97,800	2,421,528
SEI Investments Co.	39,600	1,149,984
THQ, Inc.(a) (b)	34,250	1,045,310
		78,697,504
Telecommunications — 7.5%		
ADTRAN, Inc.	79,000	2,051,630
Amdocs Ltd.(a)	238,000	9,477,160
American Tower Corp. Cl. A(a)	348,000	14,616,000
Ciena Corp.(a) (b)	109,000	3,938,170
Comverse Technology, Inc.(a)	108,000	2,251,800
Crown Castle International Corp.(a)	434,000	15,741,180
Foundry Networks, Inc.(a)	54,300	904,638
Harris Corp.	168,000	9,164,400
Juniper Networks, Inc.(a)	544,200	13,697,514
Leap Wireless International, Inc.(a)	168,600	14,246,700
MetroPCS Communications, Inc.(a)	201,600	6,660,864
NeuStar, Inc. Cl. A(a) (b)	32,300	935,731
NII Holdings, Inc. Cl. B(a)	38,500	3,108,490
SBA Communications Corp. Cl. A(a) (b)	188,800	6,341,792
Time Warner Telecom, Inc. Cl. A(a)	179,000	3,597,900
		106,733,969
Textiles — 0.1%		
Cintas Corp.	31,000	1,222,330
Transportation — 1.0%		
C.H. Robinson Worldwide, Inc.	46,800	2,457,936
Expeditors International of Washington, Inc.	59,800	2,469,740

The accompanying notes are an integral part of the financial statements.

(Continued)

	Number of Shares	Market Value
Landstar System, Inc.	48,700	$ 2,349,775
UTI Worldwide, Inc.	264,400	7,083,276
		14,360,727
TOTAL EQUITIES (Cost $1,029,078,200)		**1,371,177,369**
MUTUAL FUND — 0.0%		
Financial Services		
Government Reserve Investment Fund	104,623	104,623
TOTAL MUTUAL FUND (Cost $104,623)		**104,623**
TOTAL LONG TERM INVESTMENTS (Cost $1,029,182,823)		**1,371,281,992**

	Principal Amount	
SHORT-TERM INVESTMENTS — 18.1%		
Cash Equivalents — 14.2%(d)		

	Principal Amount	Market Value
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 2,610,130	2,610,130
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	6,525,341	6,525,341
American Beacon Money Market Fund(c)	7,321,132	7,321,132
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	4,894,006	4,894,006
Bank of America 5.270% 07/06/2007	6,525,341	6,525,341
Bank of America 5.270% 07/16/2007	1,305,068	1,305,068
Bank of America 5.270% 08/17/2007	1,631,335	1,631,335
Bank of America 5.300% 09/17/2007	3,262,671	3,262,671
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	6,525,341	6,525,341
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	1,631,335	1,631,335
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	1,305,068	1,305,068

	Principal Amount	Market Value
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	$ 978,801	$ 978,801
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	6,199,074	6,199,074
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	3,588,937	3,588,937
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	6,525,341	6,525,341
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	1,305,068	1,305,068
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	3,262,671	3,262,671
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	978,801	978,801
BGI Institutional Money Market Fund(c)	4,241,471	4,241,471
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	9,788,011	9,788,011
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	3,262,671	3,262,671
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	9,788,011	9,788,011
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	6,525,341	6,525,341
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	6,525,341	6,525,341
Dreyfus Institutional Cash Advantage Money Market Fund(c)	1,957,602	1,957,602
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	483,963	483,963
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	1,631,335	1,631,335
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	1,631,335	1,631,335

	Principal Amount	Market Value
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	$ 2,283,869	$ 2,283,869
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	1,631,335	1,631,335
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	1,305,068	1,305,068
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	3,262,671	3,262,671
Freddie Mac Discount Note 5.155% 07/16/2007	616,093	616,093
Freddie Mac Discount Note 5.185% 07/09/2007	321,637	321,637
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	2,936,403	2,936,403
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	3,262,671	3,262,671
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	3,255,959	3,255,959
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	4,894,006	4,894,006
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	6,525,341	6,525,341
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	9,788,011	9,788,011
Reserve Primary Money Market Fund(c)	6,477,960	6,477,960
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	6,525,341	6,525,341
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	1,631,335	1,631,335
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	6,525,341	6,525,341
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	978,801	978,801

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	$ 1,096,099	$ 1,096,099
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	4,567,738	4,567,738
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	6,525,341	6,525,341
Vanguard Prime Money Market Fund(c)	3,262,671	3,262,671
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	1,761,842	1,761,842
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	6,525,341	6,525,341
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	3,262,671	3,262,671
		201,434,087
Repurchase Agreements — 3.9%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	55,622,742	55,622,742
TOTAL SHORT-TERM INVESTMENTS (Cost $257,056,829)		257,056,829
TOTAL INVESTMENTS — 114.5% (Cost $1,286,239,652)(f)		1,628,338,821
Other Assets/ (Liabilities) — (14.5%)		(206,722,784)
NET ASSETS — 100.0%		**$1,421,616,037**

Notes to Portfolio of Investments
ADR - American Depository Receipt
CAD - Canadian Dollar
(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) Amount represents shares owned of the fund.
(d) Represents investments of security lending collateral. *(Note 2)*.
(e) Maturity value of $55,638,965. Collateralized by a U.S. Government Agency obligation with a rate of 5.62%, maturity date of 8/15/2036, and an aggregate market value, including accrued interest, of $58,403,879.
(f) See Note 6 for aggregate cost for Federal tax purposes.

The remainder of this page is intentionally left blank.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Small Cap Growth Equity Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 92.8%		
COMMON STOCK — 92.8%		
Advertising — 0.6%		
Catalina Marketing Corp.	65,400	$ 2,060,100
Focus Media Holding Ltd.		
ADR (China)(a)(b)	47,440	2,395,720
		4,455,820
Aerospace & Defense — 1.5%		
Orbital		
Sciences Corp.(a)(b)	72,400	1,521,124
Teledyne		
Technologies, Inc.(a)	89,540	4,114,363
Transdigm Group, Inc.(a)	60,800	2,459,968
Triumph Group, Inc.	34,730	2,273,773
		10,369,228
Airlines — 0.2%		
Airtran		
Holdings, Inc.(a)(b)	154,000	1,681,680
Apparel — 1.3%		
Crocs, Inc.(a)(b)	18,570	799,067
Heelys, Inc.(a)(b)	124,100	3,209,226
Phillips-Van Heusen Corp.	30,800	1,865,556
Skechers		
U.S.A., Inc. Cl. A(a)	59,400	1,734,480
Stride Rite Corp.	83,400	1,689,684
		9,298,013
Apparel, Textiles & Shoes — 0.2%		
J. Crew Group, Inc.(a)	20,200	1,092,618
Automotive & Parts — 2.0%		
LKQ Corp.(a)	415,728	10,251,852
Tenneco, Inc.(a)	54,100	1,895,664
TRW Automotive		
Holdings Corp.(a)	44,700	1,646,301
		13,793,817
Banks — 0.6%		
First		
Community Bancorp(b)	53,700	3,072,177
UCBH Holdings, Inc.	44,300	809,361
		3,881,538
Beverages — 0.1%		
Jones Soda Co.(a)(b)	54,800	768,296
Biotechnology — 0.8%		
Arena		
Pharmaceuticals, Inc.(a)(b)	49,560	544,664

	Number of Shares	Market Value
Charles River		
Laboratories		
International, Inc.(a)	47,290	$ 2,441,110
Human Genome		
Sciences, Inc.(a)(b)	128,700	1,148,004
Incyte Corp.(a)(b)	158,900	953,400
Vertex		
Pharmaceuticals, Inc.(a)	18,190	519,506
		5,606,684
Building Materials — 0.5%		
Genlyte Group, Inc.(a)	12,100	950,334
Goodman Global, Inc.(a)	110,090	2,446,200
		3,396,534
Building Materials & Construction — 0.2%		
Beacon Roofing		
Supply, Inc.(a)(b)	66,233	1,125,299
Chemicals — 2.2%		
Agrium, Inc.	47,440	2,075,500
CF Industries		
Holdings, Inc.(b)	39,600	2,371,644
Cytec Industries, Inc.	34,700	2,212,819
Ferro Corp.(b)	110,000	2,742,300
Hercules, Inc.(a)	110,400	2,169,360
Minerals Technologies, Inc.	25,600	1,713,920
Terra Industries, Inc.(a)(b)	73,130	1,858,965
		15,144,508
Coal — 0.4%		
Arch Coal, Inc.	30,930	1,076,364
Foundation Coal		
Holdings, Inc.	39,200	1,593,088
		2,669,452
Commercial Services — 8.6%		
AerCap Holdings NV(a)	55,600	1,779,200
Bankrate, Inc.(a)(b)	117,500	5,630,600
Bowne & Co., Inc.	102,500	1,999,775
CoStar Group, Inc.(a)(b)	95,400	5,044,752
Dollar Financial Corp.(a)	59,090	1,684,065
Emergency Medical		
Services Corp. Cl. A(a)	37,150	1,453,679
Interactive Data Corp.	78,270	2,096,071
ITT Educational		
Services, Inc.(a)	129,150	15,159,627
Kenexa Corp.(a)(b)	88,155	3,324,325
Lifecell Corp.(a)(b)	114,000	3,481,560
Live Nation, Inc.(a)(b)	69,550	1,556,529
Resources		
Connection, Inc.(a)	57,780	1,917,140

	Number of Shares	Market Value
Sotheby's	100,000	$ 4,602,000
Stewart Enterprises,		
Inc. Cl. A(b)	270,000	2,103,300
TeleTech		
Holdings, Inc.(a)(b)	76,670	2,490,242
VistaPrint Ltd.(a)(b)	144,550	5,529,037
		59,851,902
Computer Related Services — 0.4%		
Ingram Micro, Inc. Cl. A(a)	121,000	2,626,910
Computers — 5.9%		
The BISYS Group, Inc.(a)	132,100	1,562,743
Comtech Group, Inc.(a)(b)	272,500	4,498,975
Diebold, Inc.	40,884	2,134,145
Electronics for		
Imaging, Inc.(a)(b)	97,500	2,751,450
FactSet Research		
Systems, Inc.	194,144	13,269,742
IHS, Inc. Cl. A(a)	35,930	1,652,780
Mentor Graphics Corp.(a)	55,300	728,301
MICROS Systems, Inc.(a)	131,100	7,131,840
Riverbed		
Technology, Inc.(a)(b)	65,100	2,852,682
Smart		
Modular Technologies(a)	267,900	3,686,304
Syntel, Inc.	23,340	709,303
		40,978,265
Cosmetics & Personal Care — 0.8%		
Bare		
Escentuals, Inc.(a)(b)	153,250	5,233,487
Diversified Financial — 2.5%		
Aberdeen Asset		
Management PLC GBP	467,780	1,824,069
Advanta Corp. Cl. B	67,950	2,115,963
FCStone Group, Inc.(a)(b)	56,650	3,246,611
Financial Federal Corp.(b)	197,624	5,893,148
JMP Group, Inc.(a)	43,325	452,746
The Nasdaq Stock		
Market, Inc.(a)(b)	46,700	1,387,457
Nuveen Investments,		
Inc. Cl. A	20,500	1,274,075
Portfolio Recovery		
Associates, Inc.(b)	26,870	1,612,737
		17,806,806
Electric — 0.2%		
El Paso Electric Co.(a)	62,900	1,544,824

(Continued)

The accompanying notes are an integral part of the financial statements.

169

	Number of Shares	Market Value
Electronics — 0.2%		
Benchmark		
Electronics, Inc.(a) (b)	57,450	$ 1,299,519
Energy – Alternate Sources — 0.5%		
C. Rokas SA Cl. C	29,148	776,338
Evergreen Solar, Inc.(a) (b)	112,070	1,042,251
Trina Solar Ltd. Sponsored		
ADR (China)(a)	25,600	1,317,120
		3,135,709
Engineering & Construction — 1.8%		
Chicago Bridge & Iron Co.	229,848	8,674,464
Washington Group		
International, Inc.(a)	51,830	4,146,918
		12,821,382
Entertainment — 3.3%		
Churchill Downs, Inc.	33,700	1,765,206
DreamWorks Animation		
SKG, Inc. Cl. A(a)	80,700	2,327,388
National		
CineMedia, Inc.(a) (b)	112,700	3,156,727
Pinnacle		
Entertainment, Inc.(a)	46,390	1,305,878
Scientific Games		
Corp. Cl. A(a) (b)	250,150	8,742,742
Vail Resorts, Inc.(a) (b)	90,200	5,490,474
		22,788,415
Environmental Controls — 0.6%		
Stericycle, Inc.(a)	33,940	1,508,972
Waste Connections, Inc.(a)	91,560	2,768,774
		4,277,746
Foods — 0.4%		
United Natural		
Foods, Inc.(a) (b)	117,100	3,112,518
Gas — 0.2%		
UGI Corp.	60,900	1,661,352
Health Care – Products — 4.4%		
AngioDynamics, Inc.(a)	66,230	1,192,802
Arrow International, Inc.	35,300	1,351,284
Cytyc Corp.(a)	73,970	3,188,847
Dade Behring		
Holdings, Inc.	47,500	2,523,200
Hologic, Inc.(a) (b)	27,080	1,497,795
ICU Medical, Inc.(a)	17,260	741,144
Kensey Nash Corp.(a) (b)	60,800	1,630,048
Kyphon, Inc.(a) (b)	210,800	10,150,020
Mindray Medical		
International, Ltd.,		
ADR (China)(b)	22,400	683,872
Visicu, Inc.(a) (b)	272,400	2,492,460

	Number of Shares	Market Value
Vital Images, Inc.(a)	148,300	$ 4,027,828
Volcano Corp.(a)	54,710	1,105,689
		30,584,989
Health Care – Services — 3.0%		
Community Health		
Systems, Inc.(a)	45,200	1,828,340
Healthways, Inc.(a) (b)	196,250	9,296,362
Icon PLC Sponsored ADR		
(United Kingdom)(a)	37,900	1,657,746
LifePoint Hospitals, Inc.(a)	56,890	2,200,505
Magellan Health		
Services, Inc.(a)	30,600	1,421,982
Manor Care, Inc.	47,180	3,080,382
Matria		
Healthcare, Inc.(a) (b)	50,950	1,542,766
		21,028,083
Holding Company – Diversified — 0.1%		
Freedom Acquisition		
Holding, Inc.(a) (b)	90,110	992,111
Home Furnishing — 0.6%		
DTS, Inc.(a) (b)	136,650	2,974,871
TiVo, Inc.(a) (b)	266,500	1,543,035
		4,517,906
Household Products — 0.7%		
Fossil, Inc.(a)	82,070	2,420,244
Jarden Corp.(a) (b)	64,850	2,789,199
		5,209,443
Insurance — 2.7%		
Allied World Assurance		
Holdings Ltd.	47,530	2,435,913
Aspen Insurance		
Holdings Ltd.	66,000	1,852,620
Assured Guaranty Ltd.	40,600	1,200,136
FPIC Insurance		
Group, Inc.(a)	17,800	725,706
Platinum Underwriters		
Holdings Ltd.	49,600	1,723,600
ProAssurance Corp.(a) (b)	82,960	4,618,383
Reinsurance Group of		
America, Inc.	29,900	1,801,176
Security Capital		
Assurance Ltd.	143,540	4,431,080
		18,788,614
Internet — 6.5%		
Checkfree Corp.(a) (b)	94,049	3,780,770
Cogent Communications		
Group, Inc.(a) (b)	27,500	821,425
Ctrip.com International		
Ltd. ADR (China)	17,800	1,399,614

	Number of Shares	Market Value
DealerTrack		
Holdings, Inc.(a)	80,250	$ 2,956,410
Equinix, Inc.(a) (b)	23,520	2,151,374
Harris Interactive, Inc.(a)	205,200	1,097,820
Knot (The), Inc.(a) (b)	189,000	3,815,910
LoopNet, Inc.(a) (b)	277,000	6,462,410
Opsware, Inc.(a) (b)	156,800	1,491,168
Priceline.com, Inc.(a) (b)	26,280	1,806,487
S1 Corp.(a)	207,300	1,656,327
Sapient Corp.(a)	257,300	1,988,929
Sina Corp.(a) (b)	185,500	7,765,030
Stamps.com, Inc.(a)	237,100	3,267,238
The TriZetto		
Group, Inc.(a) (b)	134,420	2,602,371
Vocus, Inc.(a)	106,800	2,681,748
		45,745,031
Investment Companies — 0.1%		
Babcock & Brown		
Wind Partners	530,640	876,256
Lodging — 1.9%		
Gaylord		
Entertainment Co.(a)	243,300	13,050,612
Machinery – Construction & Mining — 1.8%		
Bucyrus International,		
Inc. Cl. A(b)	178,250	12,616,535
Machinery – Diversified — 0.5%		
Flowserve Corp.	30,190	2,161,604
Lindsay Corp.(b)	31,860	1,411,079
		3,572,683
Manufacturing — 0.3%		
Hexcel Corp.(a) (b)	101,100	2,130,177
Media — 1.1%		
Central European Media		
Enterprises Ltd.(a) (b)	11,410	1,113,388
Charter Communications,		
Inc. Cl. A(a) (b)	823,000	3,333,150
LodgeNet		
Entertainment Corp.(a)	51,400	1,647,884
NET Servicos de		
Comunicacao SA,		
ADR (Brazil)(b)	101,640	1,680,109
		7,774,531
Mining — 0.1%		
SXR Uranium One, Inc.(a)	68,895	887,723
Oil & Gas — 3.7%		
Bill Barrett Corp.(a) (b)	231,050	8,509,572
Cabot Oil & Gas Corp.	54,660	2,015,861
Comstock		
Resources, Inc.(a)	69,100	2,070,927

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Denbury		
Resources, Inc.(a)	58,740 $	2,202,750
Forest Oil Corp.(a) (b)	29,450	1,244,557
Grey Wolf, Inc.(a) (b)	152,400	1,255,776
Newfield		
Exploration Co.(a)	117,750	5,363,513
OPTI Canada, Inc. CAD(a)	86,200	1,859,625
Whiting		
Petroleum Corp.(a)	40,800	1,653,216
		26,175,797
Oil & Gas Services — 0.9%		
Complete Production		
Services, Inc.(a)	99,370	2,568,715
Core Laboratories N.V.(a)	18,800	1,911,772
TETRA		
Technologies, Inc.(a)	70,600	1,990,920
		6,471,407
Packaging & Containers — 0.5%		
Greif, Inc. Cl. A	14,810	882,824
Owens-Illinois, Inc.(a)	72,870	2,550,450
		3,433,274
Pharmaceuticals — 2.1%		
Adams Respiratory		
Therapeutics, Inc.(a) (b)	131,450	5,177,816
Alkermes, Inc.(a)	128,460	1,875,516
Amylin		
Pharmaceuticals, Inc.(a) (b)	77,160	3,175,906
The Medicines Co.(a)	82,760	1,458,231
Perrigo Co.	92,500	1,811,150
Warner		
Chilcott, Ltd. Cl. A(a)	49,600	897,264
		14,395,883
Real Estate Investment Trusts (REITS) — 0.6%		
American Campus		
Communities REIT	58,600	1,657,794
Redwood Trust, Inc.(b)	33,600	1,625,568
U-Store-It Trust REIT	72,500	1,188,275
		4,471,637
Retail — 5.0%		
BJ's Wholesale		
Club, Inc.(a)	34,230	1,233,307
Borders Group, Inc.(b)	81,800	1,559,108
California Pizza		
Kitchen, Inc.(a)	65,385	1,404,470
Childrens Place(a)	16,180	835,535
Chipotle Mexican Grill,		
Inc. Cl. A(a) (b)	16,000	1,364,480
Citi Trends, Inc.(a) (b)	32,540	1,235,218
Denny's Corp.(a)	383,700	1,707,465
Dick's Sporting		
Goods, Inc.(a)	27,400	1,593,858

	Number of Shares	Market Value
Dollar Tree Stores, Inc.(a)	54,130 $	2,357,362
Gamestop Corp. Cl. A(a)	25,210	985,711
Nu Skin Enterprises,		
Inc. Cl. A	121,000	1,996,500
O'Reilly		
Automotive, Inc.(a)	221,070	8,080,109
P.F. Chang's China		
Bistro, Inc.(a) (b)	40,100	1,411,520
Retail Ventures, Inc.(a)	63,340	1,021,674
Stella International		
Holdings, Ltd.	56,500	112,036
Under Armour,		
Inc. Cl. A(a) (b)	14,180	647,317
United Auto Group, Inc.	103,400	2,201,386
Urban Outfitters, Inc.(a)	59,400	1,427,382
Zumiez, Inc.(a) (b)	96,900	3,660,882
		34,835,320
Semiconductors — 1.7%		
Cypress		
Semiconductor Corp.(a) (b)	84,200	1,961,018
Emulex Corp.(a)	85,550	1,868,412
ON		
Semiconductor Corp.(a) (b)	228,600	2,450,592
Semtech Corp.(a) (b)	115,500	2,001,615
Spreadtrum		
Communications, Inc.,		
ADR (China)(a)	20,400	296,412
Varian Semiconductor		
Equipment		
Associates, Inc.(a)	33,990	1,361,639
Verigy Ltd.(a)	68,000	1,945,480
		11,885,168
Software — 10.0%		
Activision, Inc.(a) (b)	110,170	2,056,874
Allscripts Healthcare		
Solutions, Inc.(a) (b)	425,350	10,837,918
American		
Reprographics Co.(a) (b)	13,150	404,889
Ansys, Inc.(a)	74,580	1,976,370
Blackbaud, Inc.	506,150	11,175,792
Blackboard, Inc.(a) (b)	265,250	11,172,330
Cerner Corp.(a) (b)	171,500	9,513,105
Concur		
Technologies, Inc.(a) (b)	93,500	2,136,475
EPIQ Systems, Inc.(a) (b)	211,918	3,424,595
InPhonic, Inc.(a) (b)	34,400	160,304
MoneyGram		
International, Inc.	54,480	1,522,716
Omnicell, Inc.(a)	147,700	3,069,206
Red Hat, Inc.(a) (b)	261,390	5,823,769
THQ, Inc.(a) (b)	41,675	1,271,921

	Number of Shares	Market Value
Transaction Systems		
Architects, Inc. Cl. A(a)	20,890 $	703,157
Trident		
Microsystems, Inc.(a) (b)	82,700	1,517,545
VeriFone		
Holdings, Inc.(a) (b)	62,284	2,195,511
Verint Systems, Inc.(a)	34,800	1,089,240
		70,051,717
Storage & Warehousing — 0.8%		
Mobile Mini, Inc.(a)	184,600	5,390,320
Telecommunications — 2.3%		
ADC		
Telecommunications, Inc.(a)	112,800	2,067,624
CommScope, Inc.(a)	18,400	1,073,640
Foundry Networks, Inc.(a)	70,400	1,172,864
General Communication,		
Inc. Cl. A(a)	158,900	2,035,509
Leap Wireless		
International, Inc.(a)	19,030	1,608,035
NeuStar, Inc. Cl. A(a) (b)	49,700	1,439,809
Polycom, Inc.(a)	62,500	2,100,000
Powerwave		
Technologies, Inc.(a) (b)	241,900	1,620,730
Sonus		
Networks, Inc.(a) (b)	308,390	2,627,483
		15,745,694
Toys, Games & Hobbies — 0.2%		
Marvel		
Entertainment, Inc.(a) (b)	42,510	1,083,155
Transportation — 4.6%		
American Commercial		
Lines, Inc.(a) (b)	26,930	701,527
Con-way, Inc.	29,800	1,497,152
Florida East		
Coast Industries(b)	19,140	1,588,237
J.B. Hunt Transport		
Services, Inc.(b)	351,150	10,295,718
Kansas City Southern(a) (b)	311,000	11,674,940
Landstar System, Inc.	33,560	1,619,270
Navios Maritime		
Holdings, Inc.	168,070	2,030,286
Werner Enterprises, Inc.	67,500	1,360,125
YRC Worldwide, Inc.(a) (b)	41,300	1,519,840
		32,287,095
Trucking & Leasing — 0.6%		
Aircastle, Ltd.	58,920	2,345,605
GATX Corp.	33,000	1,625,250
		3,970,855
TOTAL EQUITIES		
(Cost $495,689,804)		**648,394,338**

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
MUTUAL FUND — 3.3%		
Investment Companies		
iShares Russell 2000 Growth Index Fund(b)	267,510	$ 22,947,008
TOTAL MUTUAL FUND (Cost $20,657,831)		22,947,008
TOTAL LONG TERM INVESTMENTS (Cost $516,347,635)		671,341,346

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 43.4%		
Cash Equivalents — 39.5%(d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 3,578,694	3,578,694
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	8,946,711	8,946,711
American Beacon Money Market Fund(c)	10,037,797	10,037,797
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	6,710,034	6,710,034
Bank of America 5.270% 07/06/2007	8,946,711	8,946,711
Bank of America 5.270% 07/16/2007	1,789,342	1,789,342
Bank of America 5.270% 08/17/2007	2,236,678	2,236,678
Bank of America 5.300% 09/17/2007	4,473,356	4,473,356
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	8,946,711	8,946,711
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	2,236,678	2,236,678
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	1,789,342	1,789,342
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	1,342,007	1,342,007
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	8,499,376	8,499,376

	Principal Amount	Market Value
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	$ 4,920,691	$ 4,920,691
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	8,946,711	8,946,711
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	1,789,342	1,789,342
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	4,473,356	4,473,356
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	1,342,007	1,342,007
BGI Institutional Money Market Fund(c)	5,815,364	5,815,364
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	13,420,068	13,420,068
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	4,473,356	4,473,356
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	13,420,068	13,420,068
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	8,946,711	8,946,711
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	8,946,711	8,946,711
Dreyfus Institutional Cash Advantage Money Market Fund(c)	2,684,014	2,684,014
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	663,549	663,549
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	2,236,678	2,236,678
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	2,236,678	2,236,678
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	3,131,349	3,131,349
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	2,236,678	2,236,678

	Principal Amount	Market Value
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	$ 1,789,342	$ 1,789,342
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	4,473,356	4,473,356
Freddie Mac Discount Note 5.155% 07/16/2007	844,707	844,707
Freddie Mac Discount Note 5.185% 07/09/2007	440,987	440,987
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	4,026,020	4,026,020
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	4,473,356	4,473,356
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	4,464,153	4,464,153
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	6,710,034	6,710,034
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	8,946,711	8,946,711
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	13,420,068	13,420,068
Reserve Primary Money Market Fund(c)	8,881,749	8,881,749
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	8,946,711	8,946,711
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	2,236,678	2,236,678
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	8,946,711	8,946,711
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	1,342,007	1,342,007
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	1,502,830	1,502,830
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	6,262,699	6,262,699
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	8,946,711	8,946,711

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Vanguard Prime Money Market Fund(c)	$ 4,473,356	$ 4,473,356
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	2,415,612	2,415,612
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	8,946,711	8,946,711
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	4,473,356	4,473,356
		276,180,633
Repurchase Agreements — 3.9%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	27,495,200	27,495,200
TOTAL SHORT-TERM INVESTMENTS (Cost $303,675,833)		303,675,833
TOTAL INVESTMENTS — 139.5% (Cost $820,023,468)(f)		975,017,179
Other Assets/ (Liabilities) — (39.5%)		(276,011,168)
NET ASSETS — 100.0%		**$ 699,006,011**

Notes to Portfolio of Investments
ADR - American Depository Receipt
CAD - Canadian Dollar
GBP - British Pound
(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) Amount represents shares owned of the fund.
(d) Represents investments of security lending collateral. *(Note 2)*.
(e) Maturity value of $27,503,219. Collateralized by a U.S. Government Agency obligation with a rate of 5.82%, maturity date of 6/15/2034, and an aggregate market value, including accrued interest, of $28,869,960.
(f) See Note 6 for aggregate cost for Federal tax purposes.

The remainder of this page is intentionally left blank.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Small Company Growth Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 98.5%		
COMMON STOCK — 98.5%		
Advertising — 1.6%		
Gaiam, Inc. Cl. A(a) (b)	54,900	$ 1,000,827
Marchex, Inc. Cl. B(b)	101,800	1,661,376
		2,662,203
Apparel — 5.9%		
Carter's, Inc.(a)	40,720	1,056,277
Crocs, Inc.(a) (b)	68,800	2,960,464
Quiksilver, Inc.(a)	223,700	3,160,881
Volcom, Inc.(a) (b)	54,630	2,738,602
		9,916,224
Automotive & Parts — 1.2%		
Titan International, Inc.(b)	65,030	2,055,598
Banks — 1.7%		
Bancorp, Inc.(a)	3,600	80,496
Bank of the Ozarks, Inc.	2,900	80,823
Boston Private Financial Holdings, Inc.	13,785	370,403
Cascade Bancorp(b)	16,168	374,128
Cobiz Inc.	12,200	221,064
East West Bancorp, Inc.	16,100	625,968
Glacier Bancorp, Inc.(b)	13,602	276,801
SVB Financial Group(a)	3,600	191,196
UCBH Holdings, Inc.	21,900	400,113
Virginia Commerce Bancorp(a) (b)	8,269	139,829
WSB Financial Group, Inc.(a)	10,900	172,220
		2,933,041
Beverages — 0.0%		
Peet's Coffee & Tea, Inc.(a)	3,100	76,353
Biotechnology — 2.4%		
3SBio, Inc., Sponsored ADR (China) (a)	56,300	542,732
Affymetrix, Inc.(a) (b)	63,500	1,580,515
Cell Genesys, Inc.(a) (b)	233,700	782,895
Illumina, Inc.(a)	6,300	255,717
Integra LifeSciences Holdings Corp.(a) (b)	1,700	84,014
Myriad Genetics, Inc.(a) (b)	14,960	556,362
Tercica, Inc.(a) (b)	51,600	263,160
		4,065,395
Building Materials — 0.9%		
Texas Industries, Inc.(b)	18,530	1,452,937

	Number of Shares	Market Value
Chemicals — 2.9%		
Hercules, Inc.(a)	4,400	$ 86,460
Metabolix, Inc.(a) (b)	28,900	723,367
Quaker Chemical Corp.	18,200	429,520
Terra Industries, Inc.(a) (b)	128,200	3,258,844
Zoltek Cos., Inc.(a)	10,370	430,666
		4,928,857
Commercial Services — 3.6%		
Corrections Corp. of America(a)	30,245	1,908,762
Gartner Group, Inc.(a)	3,400	83,606
The Geo Group, Inc.(a)	21,160	615,756
Global Cash Access Holdings, Inc.(a)	110,455	1,769,489
Heartland Payment Systems, Inc.(b)	14,700	431,151
Kenexa Corp.(a) (b)	16,700	629,757
Strayer Education, Inc.(b)	3,900	513,669
Wright Express Corp.(a)	2,500	85,675
		6,037,865
Computers — 1.2%		
Digimarc Corp.(a)	34,600	339,426
FactSet Research Systems, Inc.	16,585	1,133,585
Immersion Corp.(a)	37,300	558,754
Limelight Networks, Inc.(a)	2,100	41,538
		2,073,303
Consumer Products — 0.4%		
Pool Corp.(b)	15,275	596,183
Cosmetics & Personal Care — 0.8%		
Bare Escentuals, Inc.(a)	19,800	676,170
Physicians Formula Holdings, Inc.(a)	46,750	735,144
		1,411,314
Diversified Financial — 6.3%		
Affiliated Managers Group, Inc.(a) (b)	8,600	1,107,336
Cohen & Steers, Inc.(b)	12,000	521,400
Cowen Group, Inc.(a)	50,310	901,052
Evercore Partners, Inc. Cl. A	26,800	797,836
Federated Investors, Inc. Cl. B	19,800	758,934
Greenhill & Co., Inc.(b)	29,790	2,046,871
Investment Technology Group, Inc.(a)	21,870	947,627
The Nasdaq Stock Market, Inc.(a) (b)	49,500	1,470,645
optionsXpress Holdings, Inc.	8,600	220,676
Piper Jaffray Cos.(a)	16,700	930,691

	Number of Shares	Market Value
Thomas Weisel Partners Group, Inc.(a) (b)	26,000	$ 432,900
TradeStation Group, Inc.(a)	18,500	215,525
Waddell & Reed Financial, Inc. Cl. A	9,600	249,696
		10,601,189
Electric — 0.5%		
EnerNOC, Inc.(a)	13,310	507,510
Ormat Technologies, Inc.	7,000	263,760
		771,270
Electrical Components & Equipment — 1.8%		
Active Power, Inc.(a)	89,600	159,488
Advanced Energy Industries, Inc.(a)	21,320	483,111
General Cable Corp.(a)	21,085	1,597,189
Superior Essex, Inc.(a)	5,300	197,955
Universal Display Corp.(a) (b)	37,800	593,838
		3,031,581
Electronics — 4.4%		
Cogent, Inc.(a)	9,600	141,024
Coherent, Inc.(a)	62,695	1,912,824
Cymer, Inc.(a)	19,800	795,960
Daktronics, Inc.(b)	15,975	343,143
Dolby Laboratories, Inc. Cl. A(a)	31,035	1,098,949
Eagle Test Systems, Inc.(a)	34,530	554,552
Oyo Geospace Corp.(a) (b)	34,534	2,562,077
		7,408,529
Energy – Alternate Sources — 0.4%		
Evergreen Solar, Inc.(a) (b)	49,500	460,350
US Bioenergy Corp.(a) (b)	24,500	278,320
		738,670
Engineering & Construction — 0.9%		
Emcor Group, Inc.(a)	1,300	94,770
ENGlobal Corp.(a)	8,900	108,135
Infrasource Services, Inc.(a)	37,240	1,381,604
		1,584,509
Entertainment — 0.8%		
Vail Resorts, Inc.(a) (b)	21,745	1,323,618
Environmental Controls — 1.3%		
ADA-ES, Inc.(a)	11,200	234,416
Waste Connections, Inc.(a)	63,440	1,918,426
		2,152,842
Foods — 0.1%		
B&G Foods, Inc. Cl. A	15,900	209,880

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Health Care – Products — 5.4%		
American Medical Systems		
Holdings, Inc.(a) (b)	88,905	$ 1,603,846
Arrow International, Inc.	45,085	1,725,854
Cutera, Inc.(a)	46,795	1,166,131
DJO, Inc.(a)	16,950	699,527
Foxhollow		
Technologies, Inc.(a)	15,400	327,096
Home Diagnostics, Inc.(a)	24,500	288,365
Lemaitre Vascular, Inc.(a)	26,300	157,800
OraSure Technologies, Inc.(a)	34,600	283,028
Respironics, Inc.(a)	28,255	1,203,380
Somanetics Corp.(a)	15,400	281,974
Thoratec Corp.(a) (b)	45,475	836,285
Vital Images, Inc.(a)	22,345	606,890
		9,180,176
Health Care – Services — 2.8%		
Alliance Imaging, Inc.(a)	84,900	797,211
Centene Corp.(a) (b)	49,280	1,055,578
Five Star Quality		
Care, Inc.(a) (b)	74,200	592,116
Icon PLC Sponsored		
ADR (United Kingdom) (a)	17,265	755,171
Matria Healthcare, Inc.(a) (b)	36,895	1,117,181
Sun Healthcare Group, Inc.(a)	29,200	423,108
		4,740,365
Home Builders — 0.2%		
Meritage Homes Corp.(a) (b)	10,700	286,225
Home Furnishing — 1.8%		
Universal Electronics, Inc.(a)	81,698	2,967,271
Household Products — 0.1%		
Church & Dwight Co., Inc.	1,800	87,228
Industrial – Distribution — 0.3%		
MWI Veterinary Supply, Inc.(a)	10,765	429,416
Insurance — 1.2%		
American Safety Insurance		
Holdings Ltd.(a)	21,090	502,575
Castlepoint Holdings Ltd.(b)	23,700	348,153
First Mercury		
Financial Corp.(a)	52,440	1,099,667
		1,950,395
Internet — 5.8%		
Avocent Corp.(a)	47,700	1,383,777
CNET Networks, Inc.(a) (b)	270,480	2,215,231
Cogent Communications		
Group, Inc.(a) (b)	27,100	809,477
DealerTrack Holdings, Inc.(a)	10,200	375,768
i2 Technologies, Inc.(a) (b)	13,500	251,640
Internet Capital Group, Inc.(a)	50,775	629,610

	Number of Shares	Market Value
Knot (The), Inc.(a) (b)	34,600	$ 698,574
Liquidity Services, Inc.(a)	40,100	753,078
Move, Inc.(a)	151,600	679,168
Online Resources Corp.(a)	8,900	97,722
Opsware, Inc.(a)	22,400	213,024
Secure		
Computing Corp.(a) (b)	78,100	592,779
Shutterfly, Inc.(a) (b)	33,600	724,080
Sourcefire, Inc.(a)	6,000	83,940
US Auto Parts Network, Inc.(a)	38,805	367,095
		9,874,963
Iron & Steel — 0.4%		
Claymont Steel		
Holdings, Inc.(a)	35,460	758,489
Machinery – Construction & Mining — 1.5%		
Bucyrus International,		
Inc. Cl. A(b)	35,115	2,485,440
Machinery – Diversified — 0.4%		
Chart Industries, Inc.(a)	22,700	645,588
Manufacturing — 0.9%		
A.O. Smith Corp.	6,300	251,307
Actuant Corp. Cl. A	20,610	1,299,667
		1,550,974
Media — 1.6%		
Entravision Communications		
Corp. Cl. A(a)	94,775	988,503
Martha Stewart Living		
Omnimedia, Inc. Cl. A(b)	61,300	1,054,360
Outdoor Channel		
Holdings, Inc.(a)	53,100	598,437
		2,641,300
Metal Fabricate & Hardware — 1.2%		
Dynamic Materials Corp.	10,200	382,500
Kaydon Corp.(b)	24,335	1,268,340
Northwest Pipe Co.(a)	9,050	321,909
		1,972,749
Office Furnishings — 0.5%		
Knoll, Inc.	41,400	927,360
Oil & Gas — 2.1%		
Arena Resources Inc.(a)	4,200	244,062
Atwood Oceanics, Inc.(a) (b)	9,600	658,752
Edge Petroleum Corp.(a) (b)	16,315	228,573
Goodrich Petroleum		
Corp.(a) (b)	37,200	1,288,236
Kodiak Oil & Gas Corp.(a)	27,900	161,820
Unit Corp.(a)	14,990	943,021
		3,524,464

	Number of Shares	Market Value
Oil & Gas Services — 3.3%		
Cal Dive		
International, Inc.(a) (b)	56,800	$ 944,584
Complete Production		
Services, Inc.(a)	14,300	369,655
Core Laboratories N.V.(a)	10,210	1,038,255
Hercules Offshore, Inc.(a) (b)	6,000	194,280
Lufkin Industries, Inc.	8,905	574,818
Natural Gas Services		
Group, Inc.(a)	22,100	395,148
Superior Offshore		
International, Inc.(a)	27,300	496,860
TETRA Technologies, Inc.(a)	52,189	1,471,730
Union Drilling, Inc.(a)	7,800	128,076
		5,613,406
Pharmaceuticals — 7.3%		
Alkermes, Inc.(a)	89,100	1,300,860
Altus		
Pharmaceuticals, Inc.(a) (b)	25,000	288,500
Animal Health		
International, Inc.(a)	61,005	883,962
Cephalon, Inc.(a) (b)	44,800	3,601,472
Cubist		
Pharmaceuticals, Inc.(a) (b)	114,710	2,260,934
CV Therapeutics, Inc.(a) (b)	81,800	1,080,578
Ista		
Pharmaceuticals, Inc.(a) (b)	76,300	563,094
Medarex, Inc.(a) (b)	166,700	2,382,143
		12,361,543
Real Estate — 0.5%		
HFF, Inc. Cl. A(a)	20,800	322,608
Meruelo Maddux		
Properties, Inc.(a)	74,200	605,472
		928,080
Retail — 5.1%		
BJ's Restaurants, Inc.(a)	26,580	524,689
Build-A-Bear		
Workshop, Inc.(a) (b)	55,340	1,446,588
Cash America		
International, Inc.	41,640	1,651,026
Genesco, Inc.(a) (b)	44,460	2,325,703
Hot Topic, Inc.(a)	6,000	65,220
Jamba, Inc.(a) (b)	7,800	71,292
McCormick & Schmick's		
Seafood Restaurants, Inc.(a)	3,400	88,196
Red Robin Gourmet		
Burgers, Inc.(a)	27,150	1,096,046
School Specialty, Inc.(a) (b)	30,255	1,072,237
Zumiez, Inc.(a) (b)	8,300	313,574
		8,654,571

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Semiconductors — 3.3%		
Brooks		
Automation, Inc.(a) (b)	9,900	$ 179,685
IPG Photonics Corp.(a)	11,700	233,415
Lattice		
Semiconductor Corp.(a)	315,000	1,801,800
PLX Technology, Inc.(a)	47,112	525,770
Rudolph Technologies, Inc.(a)	10,900	181,049
Skyworks Solutions, Inc.(a)	179,200	1,317,120
Triquint		
Semiconductor, Inc.(a)	255,000	1,290,300
		5,529,139
Software — 8.3%		
Advent Software, Inc.(a) (b)	17,200	559,860
Ansys, Inc.(a)	57,150	1,514,475
Avid Technology, Inc.(a) (b)	28,795	1,017,903
Commvault Systems, Inc.(a)	19,500	336,765
Eclipsys Corp.(a)	85,995	1,702,701
Red Hat, Inc.(a) (b)	164,100	3,656,148
THE9 Ltd. ADR		
(Cayman Islands) (a) (b)	25,680	1,187,957
THQ, Inc.(a) (b)	51,600	1,574,832
Trident		
Microsystems, Inc.(a) (b)	37,840	694,364
Wind River Systems, Inc.(a)	161,200	1,773,200
		14,018,205
Telecommunications — 5.1%		
Acme Packet, Inc.(a)	7,300	83,876
BigBand Networks, Inc.(a) (b)	18,000	235,980
Clearwire Corp. Cl. A(a) (b)	47,700	1,165,311
EMS Technologies, Inc.(a)	38,135	841,258
Ixia(a)	73,135	677,230
Polycom, Inc.(a)	78,100	2,624,160
RF Micro Devices, Inc.(a) (b)	297,100	1,853,904
RRSat Global		
Communications(a)	19,300	385,421
Sirenza		
Microdevices, Inc.(a) (b)	18,180	215,797
Switch & Data		
Facilities Co., Inc.(a) (b)	30,315	581,745
		8,664,682
Toys, Games & Hobbies — 0.2%		
Marvel		
Entertainment, Inc.(a) (b)	14,600	372,008
Transportation — 0.1%		
Hub Group, Inc. Cl. A(a)	4,800	168,768
Knight Transportation, Inc.	4,400	85,272
		254,040
TOTAL EQUITIES		
(Cost $142,450,182)		**166,449,438**

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 32.5%		
Cash Equivalents — 31.3%(d)		
Abbey National PLC		
Eurodollar Time Deposit		
5.280% 07/05/2007	$ 685,505	$ 685,505
Abbey National PLC		
Eurodollar Time Deposit		
5.285% 07/09/2007	1,713,763	1,713,763
American Beacon Money		
Market Fund(c)	1,922,760	1,922,760
Banco Bilbao Vizcaya		
Argentaria SA		
Eurodollar Time Deposit		
5.300% 08/10/2007	1,285,321	1,285,321
Bank of America		
5.270% 07/06/2007	1,713,761	1,713,761
Bank of America		
5.270% 07/16/2007	342,752	342,752
Bank of America		
5.270% 08/17/2007	428,441	428,441
Bank of America		
5.300% 09/17/2007	856,880	856,880
Bank of Ireland		
Eurodollar Time Deposit		
5.300% 08/13/2007	1,713,761	1,713,761
Bank of Montreal		
Eurodollar Time Deposit		
5.280% 07/03/2007	428,441	428,441
Bank of Montreal		
Eurodollar Time Deposit		
5.290% 07/02/2007	342,752	342,752
Bank of Montreal		
Eurodollar Time Deposit		
5.310% 08/14/2007	257,064	257,064
Bank of Nova Scotia		
Eurodollar Time Deposit		
5.280% 07/09/2007	1,628,072	1,628,072
Bank Of Nova Scotia		
Eurodollar Time Deposit		
5.285% 07/11/2007	942,569	942,569
Barclays		
Eurodollar Time Deposit		
5.290% 07/06/2007	1,713,761	1,713,761
Barclays		
Eurodollar Time Deposit		
5.295% 07/16/2007	342,752	342,752
Barclays		
Eurodollar Time Deposit		
5.320% 09/04/2007	856,880	856,880
Bear Stearns &		
Co Commercial Paper		
5.435% 07/10/2007	257,064	257,064

	Principal Amount	Market Value
BGI Institutional Money		
Market Fund(c)	$1,113,944	$ 1,113,944
BNP Paribas		
Eurodollar Time Deposit		
5.350% 07/02/2007	2,570,641	2,570,641
Calyon		
Eurodollar Time Deposit		
5.290% 07/17/2007	856,880	856,880
Calyon		
Eurodollar Time Deposit		
5.380% 07/02/2007	2,570,641	2,570,641
Canadian Imperial Bank of		
Commerce		
Eurodollar Time Deposit		
5.300% 07/30/2007	1,713,761	1,713,761
Dexia Group		
Eurodollar Time Deposit		
5.290% 08/08/2007	1,713,761	1,713,761
Dreyfus Institutional Cash		
Advantage Money		
Market Fund(c)	514,128	514,128
Federal Home Loan Bank		
Discount Note		
5.174% 07/20/2007	127,104	127,104
First Tennessee National Corp.		
Eurodollar Time Deposit		
5.300% 07/18/2007	428,441	428,441
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/06/2007	428,441	428,441
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/09/2007	599,816	599,816
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/20/2007	428,441	428,441
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/26/2007	342,752	342,752
Fortis Bank		
Eurodollar Time Deposit		
5.350% 07/05/2007	856,880	856,880
Freddie Mac Discount Note		
5.155% 07/16/2007	161,805	161,805
Freddie Mac Discount Note		
5.185% 07/09/2007	84,472	84,472
Morgan Stanley & Co		
Commercial Paper		
5.445% 08/01/2007	771,192	771,192
National Australia Bank		
Eurodollar Time Deposit		
5.320% 07/02/2007	856,880	856,880
Nationwide Building Society		
Commercial Paper		
5.301% 07/09/2007	855,118	855,118

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	$1,285,321	$ 1,285,321
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	1,713,761	1,713,761
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	2,570,641	2,570,641
Reserve Primary Money Market Fund(c)	1,701,317	1,701,317
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	1,713,761	1,713,761
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	428,441	428,441
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	1,713,761	1,713,761
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	257,064	257,064
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	287,870	287,870
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	1,199,633	1,199,633
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	1,713,761	1,713,761
Vanguard Prime Money Market Fund(c)	856,880	856,880
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	462,715	462,715
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	1,713,761	1,713,761
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	856,880	856,880
		52,902,964
Repurchase Agreements — 1.2%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/2/2007(e)	2,044,320	2,044,320

	Market Value
TOTAL SHORT-TERM INVESTMENTS (Cost $54,947,284)	$ 54,947,284
TOTAL INVESTMENTS — 131.0% (Cost $197,397,466) (f)	221,396,722
Other Assets/ (Liabilities) — (31.0%)	(52,371,043)
NET ASSETS — 100.0%	$169,025,679

Notes to Portfolio of Investments
ADR - American Depository Receipt
(a) Non-income producing security.
(b) Denotes all or a portion of security on loan. *(Note 2)*.
(c) Amount represents shares owned of the fund.
(d) Represents investments of security lending collateral. *(Note 2)*.
(e) Maturity value of $2,044,916. Collateralized by a U.S. Government Agency Obligation with a rate of 8.875%, maturity date of 9/25/2015, and an aggregate market value, including accrued interest, of $2,146,536.
(f) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Emerging Growth Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 95.8%		
COMMON STOCK — 95.8%		
Advertising — 0.4%		
Marchex, Inc. Cl. B(a)	22,200	$ 362,304
Airlines — 1.5%		
Copa Holdings SA Cl. A	22,900	1,539,796
Apparel — 6.4%		
Coach, Inc.(b)	22,900	1,085,231
Crocs, Inc.(a) (b)	72,000	3,098,160
Deckers Outdoor Corp.(b)	16,000	1,614,400
Volcom, Inc.(a) (b)	14,400	721,872
		6,519,663
Automotive & Parts — 1.3%		
Cooper Tire & Rubber Co.	46,600	1,287,092
Banks — 1.0%		
Midwest Banc Holdings, Inc.(a)	12,500	181,250
Signature Bank(b)	14,500	494,450
Sterling Financial Corp.(a)	13,200	382,008
		1,057,708
Biotechnology — 1.3%		
Digene Corp.(a) (b)	2,800	168,140
Martek Biosciences Corp.(a) (b)	4,900	127,253
Omrix Biopharmaceuticals, Inc.(b)	19,200	604,032
PDL BioPharma, Inc.(b)	10,900	253,970
Regeneron Pharmaceuticals, Inc.(b)	13,000	232,960
		1,386,355
Chemicals — 1.3%		
KMG Chemicals, Inc.(a)	18,700	494,241
Terra Industries, Inc.(b)	31,700	805,814
		1,300,055
Commercial Services — 7.7%		
The Advisory Board Co.(b)	10,800	600,048
AMN Healthcare Services, Inc.(b)	23,500	517,000
Capella Education Co.(b)	1,400	64,442
DynCorp International, Inc.(b)	43,100	947,769
Euronet Worldwide, Inc.(a) (b)	13,800	402,408
FTI Consulting, Inc.(b)	36,500	1,388,095
Huron Consulting Group, Inc.(b)	37,300	2,723,273
TeleTech Holdings, Inc.(a) (b)	39,200	1,273,216
		7,916,251

	Number of Shares	Market Value
Computer Programming Services — 1.9%		
Shanda Interactive Entertainment Limited ADR (Cayman Islands) (b)	63,500	$ 1,968,500
Computer Related Services — 1.2%		
Sierra Wireless(a) (b)	48,800	1,214,632
Computers — 1.6%		
Riverbed Technology, Inc.(a) (b)	37,500	1,643,250
Cosmetics & Personal Care — 0.4%		
Chattem, Inc.(b)	1,700	107,746
Physicians Formula Holdings, Inc.(b)	22,200	349,095
		456,841
Diversified Financial — 0.8%		
FBR Capital Markets Corp.(a) (b)	7,900	133,510
Portfolio Recovery Associates, Inc.(a)	12,200	732,244
		865,754
Electrical Components & Equipment — 1.2%		
Graftech International Ltd.(b)	73,000	1,229,320
Energy – Alternate Sources — 1.1%		
Trina Solar Ltd. Sponsored ADR (China) (a) (b)	22,000	1,131,900
Engineering & Construction — 2.4%		
Aecom Technology Corp.(b)	19,200	476,352
KHD Humboldt Wedag International Ltd.(b)	5,100	313,650
Perini Corp.(b)	27,000	1,661,310
		2,451,312
Entertainment — 1.8%		
Macrovision Corp.(b)	22,500	676,350
Vail Resorts, Inc.(a) (b)	19,800	1,205,226
		1,881,576
Environmental Controls — 1.0%		
Basin Water, Inc.(a) (b)	32,900	286,230
Clean Harbors, Inc.(b)	14,500	716,590
		1,002,820
Foods — 2.3%		
Sanderson Farms, Inc.(a)	53,200	2,395,064
Forest Products & Paper — 2.1%		
Rock-Tenn Co. Cl. A	67,600	2,144,272

	Number of Shares	Market Value
Hand & Machine Tools — 1.0%		
Lincoln Electric Holdings, Inc.	13,200	$ 979,968
Health Care – Products — 3.3%		
Align Technology, Inc.(a) (b)	106,900	2,582,704
Conceptus, Inc.(b)	18,700	362,219
Home Diagnostics, Inc.(b)	21,900	257,763
Micrus Endovascular Corp.(b)	9,600	236,160
		3,438,846
Health Care – Services — 2.3%		
Icon PLC Sponsored ADR (United Kingdom) (b)	19,400	848,556
WellCare Health Plans, Inc.(a) (b)	16,400	1,484,364
		2,332,920
Home Builders — 0.7%		
Williams Scotsman International, Inc.(b)	29,100	692,871
Insurance — 2.9%		
Amerisafe, Inc.(b)	20,982	411,877
Castlepoint Holdings Ltd.(a)	34,500	506,805
Delphi Financial Group, Inc. Cl. A	18,400	769,488
Life Partners Holdings, Inc.(a)	27,000	879,660
United Fire & Casualty Co.(a)	12,400	438,712
		3,006,542
Internet — 9.3%		
Akamai Technologies, Inc.(b)	10,800	525,312
aQuantive, Inc.(b)	10,300	657,140
Blue Coat Systems, Inc.(b)	42,200	2,089,744
Navisite, Inc.(b)	61,400	466,640
NutriSystem, Inc.(a) (b)	9,900	691,416
Priceline.com, Inc.(a) (b)	40,900	2,811,466
Shutterfly, Inc.(a) (b)	35,100	756,405
Vasco Data Security International, Inc.(b)	67,300	1,531,748
		9,529,871
Leisure Time — 1.2%		
Life Time Fitness, Inc.(a) (b)	13,900	739,897
WMS Industries, Inc.(a) (b)	17,200	496,392
		1,236,289
Machinery – Diversified — 2.2%		
Chart Industries, Inc.(b)	22,400	637,056
Dxp Enterprises, Inc.(a) (b)	33,500	1,432,125
Flow International Corp.(b)	15,400	194,040
		2,263,221

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Manufacturing — 1.7%		
Ceradyne, Inc.(a) (b)	12,300	$ 909,708
ESCO		
Technologies, Inc.(a) (b)	9,100	329,966
Hexcel Corp.(b)	21,800	459,326
		1,699,000
Media — 0.5%		
LodgeNet		
Entertainment Corp.(b)	15,800	506,548
Medical Supplies — 0.9%		
Cynosure, Inc. Cl. A(b)	20,500	746,815
Wright Medical Group, Inc.(b)	7,200	173,664
		920,479
Metal Fabricate & Hardware — 2.3%		
Dynamic Materials Corp.	25,100	941,250
Haynes International, Inc.(b)	16,600	1,401,538
		2,342,788
Oil & Gas Services — 3.6%		
Bolt Technology Corp.(a) (b)	18,800	827,952
Cal Dive		
International, Inc.(a) (b)	39,100	650,233
CARBO Ceramics, Inc.	10,300	451,243
Flotek Industries, Inc.(b)	9,500	569,525
Input/Output, Inc.(a) (b)	36,100	563,521
W-H Energy Services, Inc.(b)	9,600	594,336
		3,656,810
Pharmaceuticals — 2.2%		
Acadia		
Pharmaceuticals, Inc.(a) (b)	13,300	181,811
Angiotech		
Pharmaceuticals, Inc.(b)	24,400	173,484
Medarex, Inc.(a) (b)	32,200	460,138
Penwest		
Pharmaceuticals Co.(a) (b)	47,100	587,337
United		
Therapeutics Corp.(a) (b)	13,700	873,512
		2,276,282
Real Estate Investment Trusts (REITS) — 0.4%		
RAIT Financial Trust	14,500	377,290
Retail — 4.7%		
BJ's Restaurants, Inc.(a) (b)	22,900	452,046
Chipotle Mexican		
Grill, Inc. Cl. A(a) (b)	11,400	972,192
Citi Trends, Inc.(a) (b)	10,200	387,192
First Cash Financial		
Services, Inc.(b)	33,900	794,616
Hibbett Sports, Inc.(b)	21,200	580,456
McCormick & Schmick's		
Seafood Restaurants, Inc.(b)	16,900	438,386

	Number of Shares	Market Value
Under Armour, Inc. Cl. A(a) (b)	13,100	$ 598,015
Zumiez, Inc.(a) (b)	16,500	623,370
		4,846,273
Semiconductors — 4.7%		
Cavium Networks, Inc.(b)	1,200	27,144
Microsemi Corp.(a) (b)	30,000	718,500
Silicon Motion Technology		
Corp. ADR (Taiwan) (b)	68,000	1,688,440
SiRF Technology		
Holdings, Inc.(b)	500	10,370
Tessera Technologies, Inc.(b)	11,300	458,215
Varian Semiconductor		
Equipment		
Associates, Inc.(b)	11,650	466,699
Verigy Ltd.(b)	51,600	1,476,276
		4,845,644
Software — 3.0%		
Double-Take Software, Inc.(b)	5,700	93,537
Emageon, Inc.(a) (b)	11,900	107,338
Informatica Corp.(b)	38,300	565,691
Omniture, Inc.(b)	9,600	220,032
Synchronoss		
Technologies, Inc.(b)	37,500	1,100,250
Trident		
Microsystems, Inc.(a) (b)	23,100	423,885
VeriFone Holdings, Inc.(b)	16,000	564,000
		3,074,733
Telecommunications — 6.2%		
Allot		
Communications Ltd.(a) (b)	50,891	346,059
Aruba Networks, Inc.(b)	10,900	219,090
BigBand Networks, Inc.(a) (b)	16,000	209,760
Ceragon Networks Ltd.(b)	77,000	883,190
Golden Telecom, Inc.(a)	21,500	1,182,715
Novatel Wireless, Inc.(b)	59,700	1,553,394
Polycom, Inc.(b)	20,800	698,880
Powerwave		
Technologies, Inc.(a) (b)	93,500	626,450
Switch & Data		
Facilities Co., Inc.(b)	19,500	374,205
Symmetricom, Inc.(b)	36,300	304,920
		6,398,663
Transportation — 4.0%		
Diana Shipping, Inc.	41,000	918,400
DryShips, Inc.(a)	32,200	1,396,836
Knight Transportation, Inc.	25,500	494,190
Navios Maritime		
Holdings, Inc.	110,500	1,334,839
		4,144,265
TOTAL EQUITIES (Cost $82,670,060)		98,323,768

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 32.2%		
Cash Equivalents — 28.9%(d)		
Abbey National PLC		
Eurodollar Time Deposit		
5.280% 07/05/2007	$ 384,520	$ 384,520
Abbey National PLC		
Eurodollar Time Deposit		
5.285% 07/09/2007	961,300	961,300
American Beacon Money		
Market Fund(c)	1,078,535	1,078,535
Banco Bilbao		
Vizcaya Argentaria SA		
Eurodollar Time Deposit		
5.300% 08/10/2007	720,975	720,975
Bank of America		
5.270% 07/06/2007	961,300	961,300
Bank of America		
5.270% 07/16/2007	192,260	192,260
Bank of America		
5.270% 08/17/2007	240,325	240,325
Bank of America		
5.300% 09/17/2007	480,650	480,650
Bank of Ireland		
Eurodollar Time Deposit		
5.300% 08/13/2007	961,300	961,300
Bank of Montreal		
Eurodollar Time Deposit		
5.280% 07/03/2007	240,325	240,325
Bank of Montreal		
Eurodollar Time Deposit		
5.290% 07/02/2007	192,260	192,260
Bank of Montreal		
Eurodollar Time Deposit		
5.310% 08/14/2007	144,195	144,195
Bank of Nova Scotia		
Eurodollar Time Deposit		
5.280% 07/09/2007	913,235	913,235
Bank Of Nova Scotia		
Eurodollar Time Deposit		
5.285% 07/11/2007	528,715	528,715
Barclays		
Eurodollar Time Deposit		
5.290% 07/06/2007	961,300	961,300
Barclays		
Eurodollar Time Deposit		
5.295% 07/16/2007	192,260	192,260
Barclays		
Eurodollar Time Deposit		
5.320% 09/04/2007	480,650	480,650
Bear Stearns & Co		
Commercial Paper		
5.435% 07/10/2007	144,195	144,195

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
BGI Institutional Money Market Fund(c)	$ 624,845	$ 624,845
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	1,441,950	1,441,950
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	480,650	480,650
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	1,441,950	1,441,950
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	961,300	961,300
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	961,300	961,300
Dreyfus Institutional Cash Advantage Money Market Fund(c)	288,390	288,390
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	71,296	71,296
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	240,325	240,325
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	240,325	240,325
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	336,455	336,455
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	240,325	240,325
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	192,260	192,260
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	480,650	480,650
Freddie Mac Discount Note 5.155% 07/16/2007	90,761	90,761
Freddie Mac Discount Note 5.185% 07/09/2007	47,383	47,383
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	432,585	432,585
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	480,650	480,650
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	$ 479,661	$ 479,661
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	720,975	720,975
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	961,300	961,300
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	1,441,950	1,441,950
Reserve Primary Money Market Fund(c)	954,320	954,320
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	961,300	961,300
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	240,325	240,325
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	961,300	961,300
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	144,195	144,195
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	161,475	161,475
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	672,910	672,910
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	961,300	961,300
Vanguard Prime Money Market Fund(c)	480,650	480,650
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	259,551	259,551
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	961,300	961,300
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	480,650	480,650
		29,674,862
Repurchase Agreements — 3.3%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/02/2007(e)	$3,393,035	$ 3,393,035
TOTAL SHORT-TERM INVESTMENTS (Cost $33,067,897)		33,067,897
TOTAL INVESTMENTS — 128.0% (Cost $115,737,957)(f)		**$131,391,665**
Other Assets/ (Liabilities) — (28.0%)		(28,725,644)
NET ASSETS — 100.0%		**$102,666,021**

Notes to Portfolio of Investments

ADR - American Depository Receipt

(a) Denotes all or a portion of security on loan. *(Note 2)*.

(b) Non-income producing security.

(c) Amount represents shares owned of the fund.

(d) Represents investments of security lending collateral. *(Note 2)*.

(e) Maturity value of $3,394,026. Collateralized by a U.S. Government Agency Obligation with a rate of 8.375% maturity date of 6/25/2025 and an aggregate market value, including accrued interest, $3,562,688.

(f) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

180

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 95.8%		
COMMON STOCK — 95.8%		
Aerospace & Defense — 1.4%		
BAE Systems PLC	158,700	$ 1,283,042
European Aeronautic Defense and Space Co.(a)	22,460	724,955
		2,007,997
Airlines — 1.0%		
Air France	11,900	551,796
Deutsche Lufthansa	32,700	914,178
		1,465,974
Auto Manufacturers — 5.8%		
DaimlerChrysler AG	5,000	460,015
Honda Motor Co. Ltd.	34,700	1,261,613
Hyundai Motor Co.	5,000	394,291
Isuzu Motors Ltd.	148,000	798,227
Nissan Motor Co. Ltd.	144,400	1,543,812
Renault SA	17,800	2,843,648
Toyota Motor Corp.	15,700	987,697
		8,289,303
Automotive & Parts — 2.1%		
Aisin Seiki Co., Ltd.	19,400	709,851
Compagnie Generale des Etablissements Michelin Cl. B	10,600	1,475,931
Hyundai Mobis	8,290	786,077
		2,971,859
Banks — 16.6%		
Banco Do Brasil SA	61,200	882,142
Bank Hapoalim, Ltd.	150,000	732,470
Barclays PLC	127,700	1,768,378
BNP Paribas SA	17,400	2,065,576
Canadian Imperial Bank of Commerce	12,000	1,093,747
Credit Agricole SA	33,360	1,348,335
Fortis	38,500	1,624,575
HBOS PLC	116,090	2,278,554
Kookmin Bank	9,600	840,924
Mitsubishi Tokyo Financial Group, Inc.	171	1,880,286
National Australia Bank	7,500	260,855
Nordea AB	35,700	556,119
Royal Bank of Canada(a)	19,300	1,037,617
Royal Bank of Scotland Group PLC	189,796	2,395,174
Societe Generale Cl. A	9,400	1,730,851

	Number of Shares	Market Value
Standard Bank Group Ltd.	23,900	$ 329,889
Sumitomo Mitsui Financial Group, Inc.	195	1,813,104
Unibanco-Uniao de Banco Brasileiros SA Sponsored GDR	11,200	1,264,144
		23,902,740
Beverages — 1.0%		
Carlsberg AS Cl. B	4,600	554,354
Greene King PLC	21,500	416,607
Marstons PLC	54,300	429,195
		1,400,156
Building Materials — 0.5%		
Italcementi SpA	24,100	740,915
Chemicals — 3.3%		
BASF AG	18,700	2,446,701
Dainippon Ink & Chemical, Inc.	113,000	435,513
Methanex Corp.	23,200	582,451
Mitsubishi Chemical Holdings Corp.	146,500	1,344,975
		4,809,640
Commercial Services — 0.7%		
Mitsui & Co. Ltd.	53,000	1,049,218
Computers — 0.3%		
Fujitsu, Ltd.	63,000	462,982
Computers & Information — 0.3%		
Corporate Express	26,500	403,980
Diversified Financial — 2.9%		
Credit Suisse Group	26,700	1,882,733
ORIX Corp.	6,390	1,674,617
Shinhan Financial Group Co. Ltd.	10,180	616,937
		4,174,287
Electric — 4.7%		
British Energy Group PLC	71,300	770,220
E.ON AG	14,400	2,411,051
Kyushu Electric Power Co., Inc.	27,200	709,802
Public Power Corp.	16,840	472,828
RWE AG	13,940	1,483,212
Tokyo Electric Power Co.	27,900	894,698
		6,741,811

	Number of Shares	Market Value
Electrical Components & Equipment — 2.3%		
LG Electronics, Inc.	6,130	$ 505,338
Sharp Corp.	69,000	1,304,447
Toshiba Corp.(a)	179,000	1,554,296
		3,364,081
Electronics — 1.6%		
Alps Electric Co. Ltd.	21,300	212,106
Au Optronics Corp.	626,000	1,071,268
Hon Hai Precision Industry Co. Ltd.	124,000	1,070,947
		2,354,321
Engineering & Construction — 0.6%		
Koninklijke BAM Groep NV	11,800	331,715
Macquarie Airports	157,897	540,803
		872,518
Forest Products & Paper — 0.4%		
Rengo Co Ltd.	35,000	172,078
Stora Enso OYJ Cl. R	20,400	381,239
		553,317
Gas — 0.1%		
Centrica PLC	22,100	170,969
Home Furnishing — 0.5%		
Electrolux AB Cl. B	29,800	703,794
Insurance — 8.4%		
Allianz AG	12,234	2,856,687
Aviva PLC	77,900	1,154,378
Fondiaria-Sai SpA	21,000	1,010,746
ING Canada, Inc.	5,100	229,685
ING Groep NV	60,600	2,659,085
Muenchener Rueckversicherungs AG	11,800	2,157,263
QBE Insurance Group Ltd.	16,081	424,806
Salam Ltd.	323,400	1,022,215
Sun Life Financial, Inc.	12,300	592,839
		12,107,704
Investment Companies — 0.3%		
Macquarie Infrastructure Group	160,110	487,843
Iron & Steel — 6.1%		
Arcelor Mittal	25,200	1,569,502
China Steel Corp.	678,000	824,961
Gerdau Ameristeel Corp.	48,300	721,874
Gerdau SA ADR(a)	44,900	1,154,828
JFE Holdings, Inc.	36,300	2,244,835
Nippon Steel Corp.	60,000	422,859

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
POSCO	1,600	$ 767,684
Voestalpine AG	13,400	1,119,604
		8,826,147
Manufacturing — 0.2%		
Bombardier, Inc. Cl. B(b)	56,500	343,351
Media — 1.0%		
Trinity Mirror PLC	58,400	613,223
Wolters Kluwer NV	25,500	775,345
		1,388,568
Mining — 2.9%		
Antofagasta PLC	15,100	184,832
Kazakhmys PLC	15,000	377,142
Teck Cominco Ltd. Cl. B	28,200	1,210,312
Xstrata PLC	27,460	1,634,652
Zinifex Ltd.	52,600	834,765
		4,241,703
Office Equipment/Supplies — 0.3%		
Canon, Inc.	7,300	427,417
Oil & Gas — 12.5%		
BP PLC	77,300	929,263
China Petroleum & Chemical	1,438,000	1,609,612
Cosmo Oil Company Ltd.	54,000	296,841
EnCana Corp.	23,800	1,480,678
ENI SpA(a)	64,500	2,329,656
Mol Hungarian Oil and Gas Nyrt.	5,000	754,774
Nippon Mining Holdings, Inc.	101,500	968,505
Omv AG	6,500	432,212
Petroleo Brasileiro S.A.	64,800	1,733,430
PTT Public Co. Ltd.	120,800	944,228
Repsol YPF SA	39,100	1,536,332
Royal Dutch Shell PLC	60,600	2,467,381
Total SA (France)	31,800	2,572,267
		18,055,179
Pharmaceuticals — 3.7%		
AstraZeneca PLC	33,800	1,807,521
GlaxoSmithKline PLC	29,800	778,975
Novartis AG	12,690	710,166
Sanofi-Aventis	24,500	1,971,333
		5,267,995
Retail — 2.2%		
Coles Myer Ltd.	27,100	370,175
Home Retail Group	86,500	793,088
Mitchells & Butlers PLC	31,200	545,684
Mitsubishi Corp.	43,300	1,128,899
Punch Taverns PLC	14,200	347,017
		3,184,863

	Number of Shares	Market Value
Semiconductors — 4.1%		
Hynix Semiconductor, Inc.(b)	24,400	$ 878,108
Samsung Electronics Co. Ltd.	2,200	1,027,180
Samsung Electronics Co., Ltd.	1,330	812,488
Siliconware Precision Industries Co.	637,000	1,352,228
Taiwan Semiconductor Manufacturing Co. Ltd.	324,615	699,972
United Microelectronics Corp.	1,761,000	1,063,215
		5,833,191
Telecommunications — 6.1%		
China Netcom Group Corp. Hk Ltd.	383,500	1,062,184
China Telecom Corp. Ltd.	942,000	556,128
Deutsche Telekom AG	51,500	949,200
France Telecom SA	25,700	703,263
Nippon Telegraph & Telephone Corp.	312	1,379,421
Nokia Oyj	21,600	605,077
Oki Electric Industry Co. Ltd.(a)(b)	102,000	188,888
Philippine Long Distance Telephone Co.	13,500	772,207
Vodafone Group PLC	760,400	2,553,234
		8,769,602
Transportation — 1.9%		
Mitsui OSK Lines Ltd.	109,000	1,471,687
Neptune Orient Lines Ltd.	142,000	490,553
Nippon Yusen Kabushiki Kaish	86,000	788,698
		2,750,938
TOTAL EQUITIES (Cost $125,317,284)		**138,124,363**

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 6.8%		
Cash Equivalents — 3.9%(d)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 71,968	71,968
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	179,916	179,916
American Beacon Money Market Fund(c)	201,861	201,861

	Principal Amount	Market Value
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	$ 134,940	$ 134,940
Bank of America Bank 5.270% 07/06/2007	179,919	179,919
Bank of America Bank 5.270% 07/16/2007	35,984	35,984
Bank of America Bank 5.270% 08/17/2007	44,980	44,980
Bank of America Bank 5.300% 09/17/2007	89,960	89,960
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	179,919	179,919
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	44,980	44,980
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	35,984	35,984
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	26,988	26,988
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	170,923	170,923
Bank of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	98,956	98,956
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	179,919	179,919
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	35,984	35,984
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	89,960	89,960
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	26,988	26,988
BGI Institutional Money Market Fund(c)	116,948	116,948
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	269,879	269,879
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	89,960	89,960
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	269,879	269,879

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	$ 179,919	$ 179,919
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	179,919	179,919
Dreyfus Institutional Cash Advantage Money Market Fund(c)	53,976	53,976
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	13,344	13,344
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	44,980	44,980
Fortis Bank Eurodollar Time Deposit 5.290% 07/06/2007	44,980	44,980
Fortis Bank Eurodollar Time Deposit 5.290% 07/09/2007	62,972	62,972
Fortis Bank Eurodollar Time Deposit 5.300% 07/20/2007	44,980	44,980
Fortis Bank Eurodollar Time Deposit 5.300% 07/26/2007	35,984	35,984
Fortis Bank Eurodollar Time Deposit 5.350% 07/05/2007	89,960	89,960
Freddie Mac Discount Note 5.155% 07/16/2007	16,987	16,987
Freddie Mac Discount Note 5.185% 07/09/2007	8,868	8,868
Morgan Stanley & Co Commercial Paper 5.445% 08/01/2007	80,964	80,964
National Australia Bank Eurodollar Time Deposit 5.320% 07/02/2007	89,960	89,960
Nationwide Building Society Commercial Paper 5.301% 07/09/2007	89,775	89,775
Rabobank Nederland Eurodollar Time Deposit 5.280% 07/05/2007	134,940	134,940
Rabobank Nederland Eurodollar Time Deposit 5.290% 07/16/2007	179,919	179,919
Rabobank Nederland Eurodollar Time Deposit 5.330% 07/02/2007	269,879	269,879

	Principal Amount	Market Value
Reserve Primary Money Market Fund(c)	$ 178,613	$ 178,613
Royal Bank of Canada Eurodollar Time Deposit 5.305% 08/30/2007	179,919	179,919
Royal Bank of Scotland Eurodollar Time Deposit 5.270% 07/11/2007	44,980	44,980
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/13/2007	179,919	179,919
Skandinaviska Enskilda Banken AB Eurodollar Time Deposit 5.290% 07/19/2007	26,988	26,988
Svenska Handlesbanken Eurodollar Time Deposit 5.300% 07/02/2007	30,222	30,222
UBS AG Eurodollar Time Deposit 5.277% 07/05/2007	125,944	125,944
UBS AG Eurodollar Time Deposit 5.285% 07/05/2007	179,919	179,919
Vanguard Prime Money Market Fund(c)	89,960	89,960
Wells Fargo Eurodollar Time Deposit 5.260% 07/02/2007	48,578	48,578
Wells Fargo Eurodollar Time Deposit 5.280% 07/11/2007	179,919	179,919
Wells Fargo Eurodollar Time Deposit 5.280% 07/12/2007	89,960	89,960
		5,554,022
Repurchase Agreements — 2.9%		
Investors Bank & Trust Company Repurchase Agreement, dated 6/29/2007, 3.50%, due 7/2/2007(e)	4,155,620	4,155,620
TOTAL SHORT-TERM INVESTMENTS (Cost $9,709,642)		9,709,642
TOTAL INVESTMENTS — 102.6% (Cost $135,026,926)(f)		147,834,005
Other Assets/ (Liabilities) — (2.6%)		(3,703,734)
NET ASSETS — 100.0%		**$144,130,271**

Notes to Portfolio of Investments
ADR - American Depository Receipt
GDR - Global Depository Receipt
(a) Denotes all or a portion of security on loan. *(Note 2)*.
(b) Non-income producing security.
(c) Amount represents shares owned of the fund.
(d) Represents investments of security lending collateral. *(Note 2)*.
(e) Maturity value of $4,156,832. Collateralized by a U.S. Government Obligation with a rate of 8.125%, maturity date of 9/25/2027, and an aggregate market value, including accrued interest, of $4,363,401.
(f) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
EQUITIES — 97.2%		
COMMON STOCK — 97.2%		
Advertising — 1.9%		
Publicis Groupe(a)	279,500	$ 12,191,308
WPP Group PLC	882,920	13,179,717
		25,371,025
Auto Manufacturers — 5.3%		
Bayerische Motoren Werke AG(a)	418,800	27,074,692
DaimlerChrysler AG	216,100	19,881,847
Honda Motor Co. Ltd.	269,500	9,798,407
Toyota Motor Corp.	246,900	15,532,638
		72,287,584
Automotive & Parts — 0.8%		
Bridgestone Corp.	248,500	5,316,409
Continental AG	44,140	6,204,326
		11,520,735
Banks — 10.8%		
Australia & New Zealand Banking Group Ltd.	137,800	3,387,490
Banco Bilbao Vizcaya Argentaria SA	181,790	4,427,077
Banco Bilbao Vizcaya Argentaria SA (FRA)	89,353	2,187,956
Bangkok Bank PCL	396,390	1,399,350
Bank Central Asia Tbk PT	5,132,500	3,093,602
Bank of Ireland (Ireland)	578,000	11,671,028
BNP Paribas SA	132,900	15,776,726
Credit Agricole SA	363,874	14,706,951
Erste Bank der oesterreichischen Sparkassen AG	87,873	6,835,769
HSBC Holdings PLC	1,753,340	32,058,315
Intesa Sanpaolo	896,504	6,643,500
Julius Baer Holding AG	123,342	8,768,396
Komercni Banka AS	24,802	4,600,347
Kookmin Bank	94,000	8,234,048
Lloyds TSB Group PLC	1,569,800	17,506,458
Shinsei Bank Ltd.	37,000	148,358
Shizuoka Bank Ltd. (The)	378,000	3,826,551
United Overseas Bank Ltd.	162,200	2,326,719
		147,598,641
Beverages — 4.5%		
Diageo PLC	1,684,627	34,919,141
Heineken NV	98,500	5,765,086
Lotte Chilsung Beverage Co. Ltd.	5,830	$ 7,500,750
Pernod-Ricard SA(a)	63,088	13,907,989
		62,092,966
Building Materials — 0.6%		
Asahi Glass Co. Ltd.(a)	587,000	7,890,818
Building Materials & Construction — 0.9%		
Linde AG(a)	106,190	12,765,476
Chemicals — 3.9%		
Air Liquide	88,072	11,516,502
Akzo Nobel, Inc.	45,500	3,911,745
Bayer AG	228,680	17,262,780
Givaudan SA Registered	21,270	20,881,270
		53,572,297
Commercial Services — 1.9%		
Adecco SA	261,200	20,045,421
G4S PLC	278,200	1,168,401
Meitec Corp.(a)	148,700	4,255,724
		25,469,546
Cosmetics & Personal Care — 2.0%		
Kao Corp.	715,000	18,474,617
L'Oreal SA	42,800	5,040,623
Uni-Charm Corp.	56,000	3,165,517
		26,680,757
Diversified Financial — 11.6%		
Aeon Credit Service Co. Ltd	252,700	3,999,566
Chinatrust Financial Holding Co.	21,365,366	16,641,854
Credit Suisse Group	325,200	22,931,260
Daiwa Securities Group, Inc.	2,024,020	21,444,496
Nikko Cordial Corp.	1,340,500	17,466,323
Nomura Holdings, Inc.	560,400	10,852,058
Schroders PLC	709,700	18,022,039
UBS AG Registered	794,757	47,235,260
		158,592,856
Electric — 1.3%		
E.ON AG	107,210	17,950,613
Electrical Components & Equipment — 2.0%		
Legrand SA(a)	210,660	7,554,128
Schneider Electric SA	140,804	19,647,306
		27,201,434
Electrical Equipment & Electronics — 0.0%		
ASML Holding NV(b)	8,200	225,174
Electronics — 2.7%		
Fanuc Ltd.	73,100	$ 7,513,891
Hirose Electric Co. Ltd.	27,800	3,643,042
Koninklijke Philips Electronics NV	335,000	14,151,326
Omron Corp.	430,100	11,248,264
Orbotech Ltd.(b)	39,100	872,712
		37,429,235
Entertainment — 1.4%		
Ladbrokes PLC	828,534	7,150,555
William Hill PLC	1,018,076	12,446,844
		19,597,399
Food Services — 0.7%		
Compass Group PLC	1,408,300	9,715,036
Foods — 4.5%		
Cadbury Schweppes PLC	1,037,100	14,080,833
Nestle SA	107,781	40,699,001
Tesco PLC	728,877	6,088,598
		60,868,432
Gas — 0.8%		
Gaz De France(a)	130,000	6,527,411
Tokyo Gas Co. Ltd.	858,000	4,056,135
		10,583,546
Health Care – Products — 0.3%		
Synthes, Inc.	30,583	3,649,323
Holding Company – Diversified — 1.8%		
LVMH Moet Hennessy Louis Vuitton SA	215,426	24,740,615
Household Products — 1.5%		
Reckitt Benckiser PLC	364,108	19,894,358
Insurance — 4.2%		
Allianz AG	16,200	3,782,764
Assicurazioni Generali SpA(a)	82,753	3,301,538
AXA SA(a)	349,047	14,924,781
Hannover Rueckversicherungs AG(a)	195,300	9,430,087
QBE Insurance Group Ltd.	208,992	5,520,868
Swiss Reinsurance(a)	154,889	14,035,796
Willis Group Holdings Ltd.	158,000	6,961,480
		57,957,314
Manufacturing — 0.7%		
Smiths Group PLC(c)	474,590	0
Smiths Group PLC	426,268	10,103,341
		10,103,341

(Continued)

The accompanying notes are an integral part of the financial statements.

	Number of Shares	Market Value
Media — 7.1%		
British Sky Broadcasting Group PLC	1,604,200	$ 20,515,800
Gestevision Telecinco SA(a)	536,000	15,153,151
Grupo Televisa SA Sponsored ADR (Mexico)(a)	174,500	4,817,945
Johnston Press PLC	1,412,000	11,551,251
Societe Television Francaise 1(a)	479,142	16,516,212
Trinity Mirror PLC	1,169,000	12,274,959
Vivendi SA	365,820	15,673,947
		96,503,265
Mining — 0.4%		
BHP Billiton PLC	212,310	5,875,513
Office Equipment/Supplies — 1.9%		
Canon, Inc.	256,850	15,038,649
Ricoh Co. Ltd.	497,000	11,444,188
		26,482,837
Oil & Gas — 2.6%		
BG Group PLC	341,418	5,593,064
Royal Dutch Shell Plc Class A Shs	307,860	12,513,493
Total SA (France)(a)	215,600	17,439,647
		35,546,204
Pharmaceuticals — 7.8%		
Actelion, Ltd.(a)(b)	77,650	3,445,666
GlaxoSmithKline PLC	1,700,420	44,449,127
Novartis AG	405,800	22,709,653
Roche Holding AG	133,602	23,563,154
Sanofi-Aventis	52,218	4,201,595
Takeda Pharmaceutical Co. Ltd.	131,300	8,454,532
		106,823,727
Retail — 2.3%		
Giordano International Ltd.	8,745,000	4,311,730
Li & Fung Ltd.	1,798,800	6,496,160
Next PLC	115,530	4,621,574
Signet Group PLC	7,499,000	15,553,647
		30,983,111
Semiconductors — 4.4%		
Rohm Co. Ltd.	245,798	21,762,351
Samsung Electronics Co., Ltd.	54,707	33,420,147
Taiwan Semiconductor Manufacturing Co. Ltd. Sponsored ADR (Taiwan)	481,700	5,361,321
		60,543,819

	Number of Shares	Market Value
Telecommunications — 3.0%		
Singapore Telecommunications Ltd.	3,240,500	$ 7,183,788
SK Telecom Co. Ltd	98,430	22,685,590
SK Telecom Co. Ltd. ADR (South Korea)(a)	72,500	1,982,875
Telefonaktiebolaget LM Ericsson Cl. B	1,185,010	4,715,045
Vodafone Group PLC	1,106,600	3,715,688
		40,282,986
Toys, Games & Hobbies — 0.4%		
Nintendo Co., Ltd.	13,400	4,882,860
Transportation — 1.2%		
Canadian National Railway Co.(a)	120,420	6,132,991
TPG NV	236,280	10,617,777
		16,750,768
TOTAL EQUITIES (Cost $1,085,281,146)		**1,328,433,611**

	Principal Amount	Market Value
SHORT-TERM INVESTMENTS — 11.9%		
Cash Equivalents — 9.3%(e)		
Abbey National PLC Eurodollar Time Deposit 5.280% 07/05/2007	$ 1,657,660	1,657,660
Abbey National PLC Eurodollar Time Deposit 5.285% 07/09/2007	4,144,155	4,144,155
American Beacon Money Market Fund(d)	4,649,550	4,649,550
Banco Bilbao Vizcaya Argentaria SA Eurodollar Time Deposit 5.300% 08/10/2007	3,108,116	3,108,116
Bank of America 5.270% 07/06/2007	4,144,154	4,144,154
Bank of America 5.270% 07/16/2007	828,831	828,831
Bank of America 5.270% 08/17/2007	1,036,039	1,036,039
Bank of America 5.300% 09/17/2007	2,072,078	2,072,078
Bank of Ireland Eurodollar Time Deposit 5.300% 08/13/2007	4,144,154	4,144,154
Bank of Montreal Eurodollar Time Deposit 5.280% 07/03/2007	1,036,039	1,036,039

	Principal Amount	Market Value
Bank of Montreal Eurodollar Time Deposit 5.290% 07/02/2007	$ 828,831	$ 828,831
Bank of Montreal Eurodollar Time Deposit 5.310% 08/14/2007	621,623	621,623
Bank of Nova Scotia Eurodollar Time Deposit 5.280% 07/09/2007	3,936,947	3,936,947
Bank Of Nova Scotia Eurodollar Time Deposit 5.285% 07/11/2007	2,279,285	2,279,285
Barclays Eurodollar Time Deposit 5.290% 07/06/2007	4,144,154	4,144,154
Barclays Eurodollar Time Deposit 5.295% 07/16/2007	828,831	828,831
Barclays Eurodollar Time Deposit 5.320% 09/04/2007	2,072,078	2,072,078
Bear Stearns & Co Commercial Paper 5.435% 07/10/2007	621,623	621,623
BGI Institutional Money Market Fund(d)	2,693,701	2,693,701
BNP Paribas Eurodollar Time Deposit 5.350% 07/02/2007	6,216,232	6,216,232
Calyon Eurodollar Time Deposit 5.290% 07/17/2007	2,072,078	2,072,078
Calyon Eurodollar Time Deposit 5.380% 07/02/2007	6,216,232	6,216,232
Canadian Imperial Bank of Commerce Eurodollar Time Deposit 5.300% 07/30/2007	4,144,154	4,144,154
Dexia Group Eurodollar Time Deposit 5.290% 08/08/2007	4,144,154	4,144,154
Dreyfus Institutional Cash Advantage Money Market Fund(d)	1,243,247	1,243,247
Federal Home Loan Bank Discount Note 5.174% 07/20/2007	307,358	307,358
First Tennessee National Corp. Eurodollar Time Deposit 5.300% 07/18/2007	1,036,039	1,036,039

(Continued)

The accompanying notes are an integral part of the financial statements.

	Principal Amount	Market Value
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/06/2007	$ 1,036,039	$ 1,036,039
Fortis Bank		
Eurodollar Time Deposit		
5.290% 07/09/2007	1,450,454	1,450,454
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/20/2007	1,036,039	1,036,039
Fortis Bank		
Eurodollar Time Deposit		
5.300% 07/26/2007	828,831	828,831
Fortis Bank		
Eurodollar Time Deposit		
5.350% 07/05/2007	2,072,078	2,072,078
Freddie Mac		
Discount Note		
5.155% 07/16/2007	391,272	391,272
Freddie Mac		
Discount Note		
5.185% 07/09/2007	204,268	204,268
Morgan Stanley & Co		
Commercial Paper		
5.445% 08/01/2007	1,864,870	1,864,870
National Australia Bank		
Eurodollar Time Deposit		
5.320% 07/02/2007	2,072,078	2,072,078
Nationwide		
Building Society		
Commercial Paper		
5.301% 07/09/2007	2,067,815	2,067,815
Rabobank Nederland		
Eurodollar Time Deposit		
5.280% 07/05/2007	3,108,116	3,108,116
Rabobank Nederland		
Eurodollar Time Deposit		
5.290% 07/16/2007	4,144,154	4,144,154
Rabobank Nederland		
Eurodollar Time Deposit		
5.330% 07/02/2007	6,216,232	6,216,232
Reserve Primary		
Money Market Fund(d)	4,114,063	4,114,063
Royal Bank of Canada		
Eurodollar Time Deposit		
5.305% 08/30/2007	4,144,154	4,144,154
Royal Bank of Scotland		
Eurodollar Time Deposit		
5.270% 07/11/2007	1,036,039	1,036,039
Skandinaviska Enskilda		
Banken AB		
Eurodollar Time Deposit		
5.290% 07/13/2007	4,144,154	4,144,154

	Principal Amount	Market Value
Skandinaviska Enskilda		
Banken AB		
Eurodollar Time Deposit		
5.290% 07/19/2007	$ 621,623	$ 621,623
Svenska Handlesbanken		
Eurodollar Time Deposit		
5.300% 07/02/2007	696,117	696,117
UBS AG		
Eurodollar Time Deposit		
5.277% 07/05/2007	2,900,908	2,900,908
UBS AG		
Eurodollar Time Deposit		
5.285% 07/05/2007	4,144,154	4,144,154
Vanguard Prime		
Money Market Fund(d)	2,072,078	2,072,078
Wells Fargo		
Eurodollar Time Deposit		
5.260% 07/02/2007	1,118,922	1,118,922
Wells Fargo		
Eurodollar Time Deposit		
5.280% 07/11/2007	4,144,154	4,144,154
Wells Fargo		
Eurodollar Time Deposit		
5.280% 07/12/2007	2,072,078	2,072,078
		127,928,033
Repurchase Agreements — 2.6%		
Investors Bank & Trust		
Company Repurchase		
Agreement, dated		
6/29/2007, 3.50%,		
due 7/02/2007(f)	35,079,587	35,079,586
TOTAL SHORT-TERM INVESTMENTS (Cost $163,007,619)		163,007,619
TOTAL INVESTMENTS — 109.1% (Cost $1,248,288,765)(g)		1,491,441,230
Other Assets/ (Liabilities) — (9.1%)		(124,196,872)
NET ASSETS — 100.0%		**$1,367,244,358**

Notes to Portfolio of Investments

ADR - American Depository Receipt
(a) Denotes all or a portion of security on loan. *(Note 2)*.
(b) Non-income producing security.
(c) This security is valued in good faith under procedures established by the Board of Trustees.
(d) Amount represents shares owned of the fund.
(e) Represents investments of security lending collateral. *(Note 2)*.
(f) Maturity value of $35,089,818. Collateralized by a U.S. Government Agency obligation with a rate of 5.67%, maturity date of 12/15/2035, and an aggregate market value, including accrued interest, of $36,833,566.
(g) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Destination Retirement Income Fund – Portfolio of Investments

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
MUTUAL FUNDS — 100.0%		
Investment Companies		
MassMutual Premier Capital Appreciation Fund, Class S	140,341	$ 1,727,601
MassMutual Premier Core Bond Fund, Class S	4,045,729	43,289,297
MassMutual Premier Diversified Bond Fund, Class S	3,167,258	33,541,261
MassMutual Premier Enhanced Index Growth Fund, Class S	735,245	7,448,031
MassMutual Premier Enhanced Index Value Fund, Class S	754,471	10,690,856
MassMutual Premier Inflation Protected Bond Fund, Class S	4,553,341	45,351,275
MassMutual Premier International Equity Fund, Class S	257,310	4,580,120
MassMutual Premier Main Street Small Cap Fund, Class S(a)	471,875	5,572,847
MassMutual Premier Money Market Fund, Class S(a)	11,181,346	11,181,347
MassMutual Premier Short-Duration Bond Fund, Class S	3,573,151	36,481,872
MassMutual Premier Strategic Income Fund, Class S	989,698	10,441,311
MassMutual Premier Value Fund, Class S	24,164	501,160
MassMutual Select Aggressive Growth Fund, Class S(a)	579,398	3,876,171
MassMutual Select Blue Chip Growth Fund, Class S	272,151	2,933,790
MassMutual Select Diversified International Fund, Class S(a)	416,067	4,776,451
MassMutual Select Diversified Value Fund, Class S	267,755	3,737,862
MassMutual Select Emerging Growth Fund, Class S(a)	130,755	961,050

	Number of Shares	Market Value
MassMutual Select Focused Value Fund, Class S	370,334	$ 7,647,389
MassMutual Select Fundamental Value Fund, Class S	387,563	5,204,975
MassMutual Select Growth Equity Fund, Class S(a)	671,031	5,844,676
MassMutual Select Large Cap Value Fund, Class S	134,984	1,869,535
MassMutual Select Mid Cap Growth Equity Fund, Class S(a)	128,361	1,474,872
MassMutual Select Mid Cap Growth Equity II Fund, Class S(a)	139,644	2,306,916
MassMutual Select Mid-Cap Value Fund, Class S(a)	301,096	3,781,768
MassMutual Select Overseas Fund, Class S(a)	702,729	9,859,282
MassMutual Select Small Cap Core Equity Fund, Class S(a)	214,446	2,273,131
MassMutual Select Small Cap Growth Equity Fund, Class S(a)	51,793	956,102
MassMutual Select Small Cap Value Equity Fund, Class S(a)	150,295	1,711,862
MassMutual Select Small Company Growth Fund, Class S(a)	150,798	1,812,590
MassMutual Select Small Company Value Fund, Class S	110,869	1,837,092
		273,672,492
TOTAL MUTUAL FUNDS (Cost $271,854,533)		**273,672,492**
TOTAL INVESTMENTS — 100.0% (Cost $271,854,533)(b)		273,672,492
Other Assets/ (Liabilities) — 0.0%		(93,898)
NET ASSETS — 100.0%		**$273,578,594**

Notes to Portfolio of Investments
(a) Non-income producing security.
(b) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
MUTUAL FUNDS — 100.0%		
Investment Companies		
MassMutual Premier Capital Appreciation Fund, Class S	133,589	$ 1,644,482
MassMutual Premier Core Bond Fund, Class S	3,217,051	34,422,448
MassMutual Premier Diversified Bond Fund, Class S	2,640,810	27,966,176
MassMutual Premier Enhanced Index Growth Fund, Class S	1,224,946	12,408,706
MassMutual Premier Enhanced Index Value Fund, Class S	1,087,762	15,413,590
MassMutual Premier Inflation Protected Bond Fund, Class S	3,255,941	32,429,174
MassMutual Premier International Equity Fund, Class S	243,406	4,332,626
MassMutual Premier Main Street Small Cap Fund, Class S(a)	341,253	4,030,193
MassMutual Premier Money Market Fund, Class S(a)	10,295,756	10,295,756
MassMutual Premier Short-Duration Bond Fund, Class S	2,345,113	23,943,604
MassMutual Premier Strategic Income Fund, Class S	723,003	7,627,682
MassMutual Premier Value Fund, Class S	26,202	543,421
MassMutual Select Aggressive Growth Fund, Class S(a)	549,823	3,678,318
MassMutual Select Blue Chip Growth Fund, Class S	258,515	2,786,794
MassMutual Select Diversified International Fund, Class S(a)	434,765	4,991,107
MassMutual Select Diversified Value Fund, Class S	192,523	2,687,618
MassMutual Select Emerging Growth Fund, Class S(a)	95,457	701,611
MassMutual Select Focused Value Fund, Class S	269,419	$ 5,563,493
MassMutual Select Fundamental Value Fund, Class S	354,814	4,765,153
MassMutual Select Growth Equity Fund, Class S(a)	626,209	5,454,281
MassMutual Select Large Cap Value Fund, Class S	189,703	2,627,391
MassMutual Select Mid Cap Growth Equity Fund, Class S(a)	182,217	2,093,674
MassMutual Select Mid Cap Growth Equity II Fund, Class S(a)	199,013	3,287,689
MassMutual Select Mid-Cap Value Fund, Class S(a)	428,437	5,381,165
MassMutual Select Overseas Fund, Class S(a)	700,520	9,828,292
MassMutual Select Small Cap Core Equity Fund, Class S(a)	154,716	1,639,990
MassMutual Select Small Cap Growth Equity Fund, Class S(a)	36,642	676,415
MassMutual Select Small Cap Value Equity Fund, Class S(a)	107,683	1,226,506
MassMutual Select Small Company Growth Fund, Class S(a)	115,720	1,390,953
MassMutual Select Small Company Value Fund, Class S	79,665	1,320,052
		235,158,360
TOTAL MUTUAL FUNDS (Cost $231,112,774)		**235,158,360**
TOTAL INVESTMENTS — 100.0% (Cost $231,112,774)(b)		**235,158,360**
Other Assets/(Liabilities) — 0.0%		**(98,446)**
NET ASSETS — 100.0%		**$235,059,914**

Notes to Portfolio of Investments

(a) Non-income producing security.
(b) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
MUTUAL FUNDS — 100.0%		
Investment Companies		
MassMutual Premier Capital Appreciation Fund, Class S	725,730	$ 8,933,739
MassMutual Premier Core Bond Fund, Class S	6,861,975	73,423,135
MassMutual Premier Diversified Bond Fund, Class S	5,524,799	58,507,625
MassMutual Premier Enhanced Index Growth Fund, Class S	3,957,757	40,092,078
MassMutual Premier Enhanced Index Value Fund, Class S	3,167,042	44,876,986
MassMutual Premier Inflation Protected Bond Fund, Class S	6,812,583	67,853,329
MassMutual Premier International Equity Fund, Class S	1,168,119	20,792,512
MassMutual Premier Main Street Small Cap Fund, Class S(a)	1,979,110	23,373,286
MassMutual Premier Short-Duration Bond Fund, Class S	3,007,233	30,703,854
MassMutual Premier Strategic Income Fund, Class S	1,529,489	16,136,107
MassMutual Premier Value Fund, Class S	173,006	3,588,152
MassMutual Select Aggressive Growth Fund, Class S(a)	3,378,382	22,601,379
MassMutual Select Blue Chip Growth Fund, Class S	1,447,417	15,603,155
MassMutual Select Diversified International Fund, Class S(a)	1,878,232	21,562,104
MassMutual Select Diversified Value Fund, Class S	1,247,527	17,415,473
MassMutual Select Emerging Growth Fund, Class S(a)	298,556	2,194,383
MassMutual Select Focused Value Fund, Class S	770,916	15,919,405
MassMutual Select Fundamental Value Fund, Class S	2,312,094	$ 31,051,427
MassMutual Select Growth Equity Fund, Class S(a)	2,279,465	19,854,140
MassMutual Select Large Cap Value Fund, Class S	1,236,942	17,131,642
MassMutual Select Mid Cap Growth Equity Fund, Class S(a)	1,078,546	12,392,499
MassMutual Select Mid Cap Growth Equity II Fund, Class S(a)	1,170,818	19,341,914
MassMutual Select Mid-Cap Value Fund, Class S(a)	2,519,563	31,645,710
MassMutual Select Overseas Fund, Class S(a)	3,219,067	45,163,504
MassMutual Select Small Cap Core Equity Fund, Class S(a)	901,066	9,551,303
MassMutual Select Small Cap Growth Equity Fund, Class S(a)	114,606	2,115,624
MassMutual Select Small Cap Value Equity Fund, Class S(a)	316,950	3,610,059
MassMutual Select Small Company Growth Fund, Class S(a)	361,792	4,348,735
MassMutual Select Small Company Value Fund, Class S	249,214	4,129,482
		683,912,741
TOTAL MUTUAL FUNDS (Cost $655,529,212)		**683,912,741**
TOTAL INVESTMENTS — 100.0% (Cost $655,529,212)(b)		**683,912,741**
Other Assets/ (Liabilities) — 0.0%		**(237,158)**
NET ASSETS — 100.0%		**$683,675,583**

Notes to Portfolio of Investments

(a) Non-income producing security.
(b) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
MUTUAL FUNDS — 100.0%		
Investment Companies		
MassMutual Premier Capital Appreciation Fund, Class S	947,373	$ 11,662,156
MassMutual Premier Core Bond Fund, Class S	1,671,147	17,881,274
MassMutual Premier Diversified Bond Fund, Class S	1,702,364	18,028,030
MassMutual Premier Enhanced Index Growth Fund, Class S	2,665,400	27,000,506
MassMutual Premier Enhanced Index Value Fund, Class S	1,881,686	26,663,485
MassMutual Premier Inflation Protected Bond Fund, Class S	2,611,310	26,008,646
MassMutual Premier International Equity Fund, Class S	1,251,894	22,283,719
MassMutual Premier Main Street Small Cap Fund, Class S(a)	1,701,896	20,099,386
MassMutual Premier Short-Duration Bond Fund, Class S	417,515	4,262,824
MassMutual Premier Strategic Income Fund, Class S	1,021,607	10,777,954
MassMutual Premier Value Fund, Class S	225,714	4,681,305
MassMutual Select Aggressive Growth Fund, Class S(a)	4,896,258	32,755,964
MassMutual Select Blue Chip Growth Fund, Class S	1,952,358	21,046,418
MassMutual Select Diversified International Fund, Class S(a)	1,962,557	22,530,151
MassMutual Select Diversified Value Fund, Class S	1,651,218	23,050,999
MassMutual Select Emerging Growth Fund, Class S(a)	2,415,601	17,754,664
MassMutual Select Focused Value Fund, Class S	545,963	11,274,129

	Number of Shares	Market Value
MassMutual Select Fundamental Value Fund, Class S	3,106,898	$ 41,725,637
MassMutual Select Growth Equity Fund, Class S(a)	2,950,378	25,697,795
MassMutual Select Large Cap Value Fund, Class S	1,651,232	22,869,559
MassMutual Select Mid Cap Growth Equity Fund, Class S(a)	281,863	3,238,610
MassMutual Select Mid Cap Growth Equity II Fund, Class S(a)	980,027	16,190,054
MassMutual Select Mid-Cap Value Fund, Class S(a)	1,788,317	22,461,261
MassMutual Select Overseas Fund, Class S(a)	3,159,304	44,325,034
MassMutual Select Small Cap Core Equity Fund, Class S(a)	349,393	3,703,563
MassMutual Select Small Cap Growth Equity Fund, Class S(a)	82,367	1,520,494
MassMutual Select Small Cap Value Equity Fund, Class S(a)	465,234	5,299,010
MassMutual Select Small Company Growth Fund, Class S(a)	215,369	2,588,733
MassMutual Select Small Company Value Fund, Class S	549,376	9,103,162
		516,484,522
TOTAL MUTUAL FUNDS (Cost $478,878,309)		**516,484,522**
TOTAL INVESTMENTS — 100.0% (Cost $478,878,309)(b)		516,484,522
Other Assets/ (Liabilities) — 0.0%		(186,954)
NET ASSETS — 100.0%		**$516,297,568**

Notes to Portfolio of Investments
(a) Non-income producing security.

(b) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

June 30, 2007 *(Unaudited)*

	Number of Shares	Market Value
MUTUAL FUNDS — 100.0%		
Investment Companies		
MassMutual Premier Capital Appreciation Fund, Class S	697,832	$ 8,590,315
MassMutual Premier Core Bond Fund, Class S	156,094	1,670,210
MassMutual Premier Diversified Bond Fund, Class S	157,710	1,670,146
MassMutual Premier Enhanced Index Growth Fund, Class S	1,731,049	17,535,531
MassMutual Premier Enhanced Index Value Fund, Class S	1,194,714	16,929,101
MassMutual Premier Inflation Protected Bond Fund, Class S	258,556	2,575,217
MassMutual Premier International Equity Fund, Class S	800,181	14,243,224
MassMutual Premier Main Street Small Cap Fund, Class S(a)	900,708	10,637,359
MassMutual Premier Strategic Income Fund, Class S	211,298	2,229,196
MassMutual Premier Value Fund, Class S	159,353	3,304,988
MassMutual Select Aggressive Growth Fund, Class S(a)	3,193,803	21,366,539
MassMutual Select Blue Chip Growth Fund, Class S	1,213,635	13,082,990
MassMutual Select Diversified International Fund, Class S(a)	1,236,621	14,196,410
MassMutual Select Diversified Value Fund, Class S	1,136,595	15,866,864
MassMutual Select Emerging Growth Fund, Class S(a)	1,461,360	10,740,996
MassMutual Select Focused Value Fund, Class S	289,244	5,972,881
MassMutual Select Fundamental Value Fund, Class S	2,135,060	28,673,861
MassMutual Select Growth Equity Fund, Class S(a)	1,868,099	$ 16,271,145
MassMutual Select Large Cap Value Fund, Class S	1,129,952	15,649,834
MassMutual Select Mid Cap Growth Equity Fund, Class S(a)	178,925	2,055,849
MassMutual Select Mid Cap Growth Equity II Fund, Class S(a)	527,813	8,719,474
MassMutual Select Mid-Cap Value Fund, Class S(a)	1,190,045	14,946,963
MassMutual Select Overseas Fund, Class S(a)	1,987,638	27,886,565
MassMutual Select Small Cap Core Equity Fund, Class S(a)	201,315	2,133,942
MassMutual Select Small Cap Growth Equity Fund, Class S(a)	56,464	1,042,323
MassMutual Select Small Cap Value Equity Fund, Class S(a)	374,428	4,264,735
MassMutual Select Small Company Growth Fund, Class S(a)	153,136	1,840,695
MassMutual Select Small Company Value Fund, Class S	416,767	6,905,830
		291,003,183
TOTAL MUTUAL FUNDS (Cost $266,833,900)		**291,003,183**
TOTAL INVESTMENTS — 100.0% (Cost $266,833,900)(b)		**291,003,183**
Other Assets/(Liabilities) — 0.0%		**(102,755)**
NET ASSETS — 100.0%		**$290,900,428**

Notes to Portfolio of Investments

(a) Non-income producing security.

(b) See Note 6 for aggregate cost for Federal tax purposes.

The accompanying notes are an integral part of the financial statements.

Statement of Assets and Liabilities
June 30, 2007 (Unaudited)

	MassMutual Select Strategic Bond Fund	MassMutual Select Strategic Balanced Fund
Assets:		
Investments, at value *(Note 2)(a)*	$297,424,375	$226,561,513
Short-term investments, at value *(Note 2)(b)*	39,293,763	20,475,054
Total investments(c)	336,718,138	247,036,567
Cash	-	1,107,959
Foreign currency, at value(d)	20,891	135,051
Receivables from:		
Investments sold	3,193,279	5,725,257
Open forward foreign currency contracts *(Note 2)*	970,189	1,133,506
Investment Adviser *(Note 3)*	6,129	-
Fund shares sold	109,306	193,460
Interest and dividends	2,494,923	1,162,090
Variation margin on open futures contracts *(Note 2)*	94,506	23,468
Foreign taxes withheld	-	-
Open swap agreements, at value *(Note 2)*	-	136,121
Prepaid expenses	-	-
Total assets	343,607,361	256,653,479
Liabilities:		
Payables for:		
Investments purchased	11,683,956	3,291,107
Written options outstanding, at value *(Note 2)(e)*	436,612	128,794
Open forward foreign currency contracts *(Note 2)*	965,848	1,139,413
Fund shares repurchased	217,480	93,262
Variation margin on open futures contracts *(Note 2)*	-	-
Securities on loan *(Note 2)*	16,047,957	13,326,472
Open swap agreements, at value *(Note 2)*	238,250	155,683
Directors' fees and expenses *(Note 3)*	6,068	10,073
Affiliates *(Note 3):*		
Investment management fees	135,743	115,282
Administration fees	31,265	47,516
Service fees	36,078	19,528
Distribution fees	1,547	364
Accrued expense and other liabilities	40,732	15,893
Total liabilities	29,841,536	18,343,387
Net assets	**$313,765,825**	**$238,310,092**
Net assets consist of:		
Paid-in capital	$315,764,338	$201,425,368
Undistributed net investment income (distributions in excess of net investment income)	6,712,071	3,110,075
Accumulated net realized gain (loss) on investments	(2,709,390)	8,901,059
Net unrealized appreciation (depreciation) on investments	(6,001,194)	24,873,590
Net Assets	**$313,765,825**	**$238,310,092**
(a) Cost of investments - unaffiliated issuers:	$302,844,545	$201,626,938
(b) Cost of short-term investments:	$ 39,293,763	$ 20,475,054
(c) Securities on loan with market value of:	$ 15,703,586	$ 12,848,395
(d) Cost of foreign currency:	$ 20,479	$ 120,945

The accompanying notes are an integral part of the financial statements.

MassMutual Select Diversified Value Fund	MassMutual Select Fundamental Value Fund	MassMutual Select Value Equity Fund	MassMutual Select Large Cap Value Fund	MassMutual Select Indexed Equity Fund	MassMutual Select Core Opportunities Fund
$666,231,890	$1,287,185,273	$101,061,247	$1,491,707,321	$2,399,107,409	$46,191,940
47,499,970	87,497,387	6,317,548	104,856,916	141,370,685	6,167,592
713,731,860	1,374,682,660	107,378,795	1,596,564,237	2,540,478,094	52,359,532
-	-	-	-	-	-
-	-	-	118,663	-	-
5,469,861	-	211,856	2,450,480	1,626,167	532,030
-	-	-	-	-	-
-	-	-	-	-	591
554,695	1,302,777	79,427	1,126,049	1,674,783	30,463
1,112,826	1,955,494	126,212	1,465,290	2,987,671	59,431
-	-	-	-	-	-
113	54,166	-	27,918	-	5,025
-	-	-	-	-	-
-	-	-	-	14,635	-
720,869,355	1,377,995,097	107,796,290	1,601,752,637	2,546,781,350	52,987,072
4,175,768	13,306,483	-	3,260,624	3,623,270	1,687,513
-	-	-	-	-	-
-	-	-	-	-	-
126,566	535,401	24,611	736,592	1,485,363	12,611
-	-	-	-	51,884	-
41,442,836	55,797,705	5,507,619	84,211,007	120,334,873	3,945,556
-	-	-	-	-	-
15,158	50,316	5,850	72,623	108,014	484
269,496	678,498	57,963	788,443	193,623	26,272
79,142	223,781	13,313	245,815	613,884	8,206
61,840	187,118	17,679	256,761	87,441	11,999
1,430	1,398	95	1,153	2,879	70
16,049	7,695	14,717	12,172	13,635	22,147
46,188,285	70,788,395	5,641,847	89,585,190	126,514,866	5,714,858
$674,681,070	$1,307,206,702	$102,154,443	$1,512,167,447	$2,420,266,484	$47,272,214
$533,491,226	$ 938,842,281	$ 85,770,669	$ 981,069,503	$1,890,489,008	$42,026,915
5,717,454	7,422,197	511,163	7,306,137	18,063,473	151,267
19,434,777	73,636,133	7,923,281	53,993,973	(44,059,298)	1,692,657
116,037,613	287,306,091	7,949,330	469,797,834	555,773,301	3,401,375
$674,681,070	$1,307,206,702	$102,154,443	$1,512,167,447	$2,420,266,484	$47,272,214
$550,194,277	$ 999,879,182	$ 93,111,917	$1,021,910,238	$1,843,203,982	$42,790,565
$ 47,499,970	$ 87,497,387	$ 6,317,548	$ 104,856,916	$ 141,370,685	$ 6,167,592
$ 40,204,146	$ 53,867,352	$ 5,309,886	$ 81,681,799	$ 116,531,908	$ 3,815,714
$ -	$ -	$ -	$ 118,694	$ -	$ -

Statement of Assets and Liabilities
June 30, 2007 (Unaudited)

	MassMutual Select Strategic Bond Fund	MassMutual Select Strategic Balanced Fund
Class A shares:		
Net assets	$ 60,812,721	$ 30,584,318
Shares outstanding	6,093,198	2,583,766
Net asset value and redemption price per share	$ 9.98	$ 11.84
Offering price per share (100/[100-maximum sales charge] of net asset value)	$ 10.48	$ 12.56
Class L shares:		
Net assets	$ 21,135,226	$ 90,334,931
Shares outstanding	2,110,774	7,607,780
Net asset value, offering price and redemption price per share	$ 10.01	$ 11.87
Class Y shares:		
Net assets	$146,512,571	$ 87,350,807
Shares outstanding	14,621,097	7,348,415
Net asset value, offering price and redemption price per share	$ 10.02	$ 11.89
Class S shares:		
Net assets	$ 82,760,435	$ 29,456,246
Shares outstanding	8,253,179	2,477,248
Net asset value, offering price and redemption price per share	$ 10.03	$ 11.89
Class Z shares:		
Net assets	$ -	$ -
Shares outstanding	-	-
Net asset value, offering price and redemption price per share	$ -	$ -
Class N shares:		
Net assets	$ 2,544,872	$ 583,790
Shares outstanding	256,221	49,475
Net asset value, offering price and redemption price per share	$ 9.93	$ 11.80

The accompanying notes are an integral part of the financial statements.

MassMutual Select Diversified Value Fund	MassMutual Select Fundamental Value Fund	MassMutual Select Value Equity Fund	MassMutual Select Large Cap Value Fund	MassMutual Select Indexed Equity Fund	MassMutual Select Core Opportunities Fund
$100,781,617	$ 297,796,970	$ 28,134,847	$ 416,313,893	$ 315,053,412	$19,885,712
7,273,028	22,373,645	2,597,537	30,362,553	22,676,502	1,716,231
$ 13.86	$ 13.31	$ 10.83	$ 13.71	$ 13.89	$ 11.59
$ 14.71	$ 14.12	$ 11.49	$ 14.55	$ 14.74	$ 12.30
$ 87,359,579	$ 291,878,365	$ 12,242,876	$ 248,312,699	$ 357,158,959	$ 9,294,237
6,274,789	21,810,805	1,127,447	18,024,615	25,588,917	800,561
$ 13.92	$ 13.38	$ 10.86	$ 13.78	$ 13.96	$ 11.61
$150,947,393	$ 149,838,461	$ 5,775,139	$ 194,905,341	$ 511,270,199	$ 6,492,127
10,837,320	11,172,068	528,462	14,100,875	36,519,903	558,242
$ 13.93	$ 13.41	$ 10.93	$ 13.82	$ 14.00	$ 11.63
$333,142,591	$ 564,939,905	$ 55,848,269	$ 651,599,218	$ 787,049,567	$11,484,455
23,872,158	42,063,126	5,117,533	47,044,776	55,661,526	986,948
$ 13.96	$ 13.43	$ 10.91	$ 13.85	$ 14.14	$ 11.64
$ -	$ -	$ -	$ -	$ 445,460,491	$ -
-	-	-	-	31,467,647	-
$ -	$ -	$ -	$ -	$ 14.16	$ -
$ 2,449,890	$ 2,753,001	$ 153,312	$ 1,036,296	$ 4,273,856	$ 115,683
176,963	208,344	14,153	76,415	311,155	10,010
$ 13.84	$ 13.21	$ 10.83	$ 13.56	$ 13.74	$ 11.56

Statement of Assets and Liabilities
June 30, 2007 (Unaudited)

	MassMutual Select Blue Chip Growth Fund	MassMutual Select Large Cap Growth Fund
Assets:		
Investments, at value *(Note 2)*(a)	$555,563,452	$44,027,552
Short-term investments, at value *(Note 2)*(b)	52,884,117	4,668,949
Total investments(c)	608,447,569	48,696,501
Receivables from:		
Investments sold	2,923,705	93,491
Fund shares sold	562,064	2,905
Interest and dividends	411,391	21,513
Foreign taxes withheld	20,530	80
Total assets	612,365,259	48,814,490
Liabilities:		
Payables for:		
Investments purchased	14,329,688	-
Fund shares repurchased	111,623	2,252
Variation margin on open futures contracts *(Note 2)*	-	-
Securities on loan *(Note 2)*	38,771,276	4,624,790
Directors' fees and expenses *(Note 3)*	25,672	2,226
Affiliates *(Note 3)*:		
Investment management fees	258,355	23,103
Administration fees	150,903	7,775
Service fees	30,954	5,468
Distribution fees	1,823	1
Accrued expense and other liabilities	15,351	17,277
Total liabilities	53,695,645	4,682,892
Net assets	**$558,669,614**	**$44,131,598**
Net assets consist of:		
Paid-in capital	$530,302,045	$37,544,962
Undistributed net investment income (distributions in excess of net investment income)	644,756	(26,625)
Accumulated net realized gain (loss) on investments	(49,693,438)	1,961,529
Net unrealized appreciation (depreciation) on investments	77,416,251	4,651,732
Net Assets	**$558,669,614**	**$44,131,598**

(a) Cost of investments - unaffiliated issuers:	$478,147,669	$39,375,820
(b) Cost of short-term investments:	$ 52,884,117	$ 4,668,949
(c) Securities on loan with market value of:	$ 37,617,554	$ 4,495,176

The accompanying notes are an integral part of the financial statements.

	MassMutual Select Growth Equity Fund	MassMutual Select Aggressive Growth Fund	MassMutual Select OTC 100 Fund	MassMutual Select Focused Value Fund	MassMutual Select Mid-Cap Value Fund
	$441,786,251	$523,389,218	$43,898,491	$ 956,908,956	$215,657,170
	27,101,506	77,740,509	4,626,053	211,103,490	57,408,899
	468,887,757	601,129,727	48,524,544	1,168,012,446	273,066,069
	-	281,216	-	3,552,394	1,714,497
	365,121	537,714	122,118	1,412,281	207,161
	609,767	146,522	10,310	948,611	417,929
	-		-	-	-
	469,862,645	602,095,179	48,656,972	1,173,925,732	275,405,656
	-	-	-	5,923,360	5,563,146
	340,184	297,271	6,279	506,021	47,394
	6,750	-	49	-	-
	16,461,749	72,231,709	4,017,938	159,342,969	48,492,014
	47,780	28,441	4,427	46,033	770
	270,283	309,353	5,321	555,568	121,761
	84,638	93,425	19,000	172,306	26,020
	46,077	71,180	12,253	162,474	4,420
	41	784	285	1,676	27
	11,053	14,924	19,902	3,804	(9,673)
	17,268,555	73,047,087	4,085,454	166,714,211	54,245,879
	$452,594,090	**$529,048,092**	**$44,571,518**	**$1,007,211,521**	**$221,159,777**
	$501,291,553	$483,535,564	$56,595,759	$ 694,592,866	$203,263,224
	1,075,112	(1,785,682)	(56,652)	1,340,594	494,205
	(74,917,862)	(35,398,368)	(21,188,754)	89,802,837	6,260,836
	25,145,287	82,696,578	9,221,165	221,475,224	11,141,512
	$452,594,090	**$529,048,092**	**$44,571,518**	**$1,007,211,521**	**$221,159,777**
	$416,627,779	$440,692,640	$34,676,759	$ 735,433,732	$204,515,658
	$ 27,101,506	$ 77,740,509	$ 4,626,053	$ 211,103,490	$ 57,408,899
	$ 15,898,486	$ 70,415,785	$ 3,820,795	$ 154,361,449	$ 46,642,755

Statement of Assets and Liabilities
June 30, 2007 (Unaudited)

	MassMutual Select Blue Chip Growth Fund	MassMutual Select Large Cap Growth Fund
Class A shares:		
Net assets	$ 47,833,388	$ 9,051,409
Shares outstanding	4,522,255	858,342
Net asset value and redemption price per share	$ 10.58	$ 10.55
Offering price per share (100/[100-maximum sales charge] of net asset value)	$ 11.23	$ 11.19
Class L shares:		
Net assets	$364,559,113	$ 1,412,026
Shares outstanding	34,003,735	130,344
Net asset value, offering price and redemption price per share	$ 10.72	$ 10.83
Class Y shares:		
Net assets	$ 31,330,518	$12,556,969
Shares outstanding	2,920,051	1,169,023
Net asset value, offering price and redemption price per share	$ 10.73	$ 10.74
Class S shares:		
Net assets	$112,068,343	$21,109,775
Shares outstanding	10,399,982	1,955,217
Net asset value, offering price and redemption price per share	$ 10.78	$ 10.80
Class N shares:		
Net assets	$ 2,878,252	$ 1,419
Shares outstanding	275,958	135
Net asset value, offering price and redemption price per share	$ 10.43	$ 10.51

The accompanying notes are an integral part of the financial statements.

MassMutual Select Growth Equity Fund	MassMutual Select Aggressive Growth Fund	MassMutual Select OTC 100 Fund	MassMutual Select Focused Value Fund	MassMutual Select Mid-Cap Value Fund
$ 69,092,556	$111,968,708	$19,052,658	$ 266,485,875	$ 8,993,560
8,105,604	17,342,715	3,967,432	13,308,471	718,991
$ 8.52	$ 6.46	$ 4.80	$ 20.02	$ 12.51
$ 9.04	$ 6.85	$ 5.09	$ 21.24	$ 13.27
$171,353,304	$134,531,095	$ 8,394,975	$ 185,301,567	$ 77,481,680
19,879,916	20,460,660	1,720,525	9,112,118	6,178,403
$ 8.62	$ 6.58	$ 4.88	$ 20.34	$ 12.54
$ 60,134,209	$ 41,726,256	$ 1,474,376	$ 149,612,475	$ 897,330
6,925,925	6,284,676	299,630	7,299,853	71,450
$ 8.68	$ 6.64	$ 4.92	$ 20.50	$ 12.56
$151,948,139	$239,640,133	$15,174,722	$ 402,648,902	$133,741,801
17,438,513	35,841,578	3,058,613	19,504,475	10,652,656
$ 8.71	$ 6.69	$ 4.96	$ 20.64	$ 12.55
$ 65,882	$ 1,181,900	$ 474,787	$ 3,162,702	$ 45,406
7,864	186,598	100,593	160,786	3,625
$ 8.38	$ 6.33	$ 4.72	$ 19.67	$ 12.52

Statement of Assets and Liabilities
June 30, 2007 (Unaudited)

	MassMutual Select Small Cap Value Equity Fund	MassMutual Select Small Company Value Fund
Assets:		
Investments, at value *(Note 2)*(a)	$153,066,704	$720,031,529
Short-term investments, at value *(Note 2)*(b)	42,350,278	195,951,417
Total investments(c)	195,416,982	915,982,946
Receivables from:		
Investments sold	314,004	5,929,460
Open forward foreign currency contracts *(Note 2)*	-	-
Fund shares sold	110,987	627,580
Interest and dividends	337,547	663,360
Broker for collateral held for open futures contracts *(Note 2)*	108,800	-
Variation margin on open futures contracts *(Note 2)*	-	-
Foreign taxes withheld	-	-
Total assets	196,288,320	923,203,346
Liabilities:		
Payables for:		
Investments purchased	-	7,535,487
Fund shares repurchased	54,554	489,264
Variation margin on open futures contracts *(Note 2)*	9,467	-
Securities on loan *(Note 2)*	38,671,982	173,593,920
Directors' fees and expenses *(Note 3)*	626	28,965
Affiliates *(Note 3)*:		
Investment management fees	94,121	507,048
Administration fees	17,535	152,279
Service fees	6,365	108,633
Distribution fees	71	1,022
Due to custodian	-	-
Accrued expense and other liabilities	21,440	17,930
Total liabilities	38,876,161	182,434,548
Net assets	**$157,412,159**	**$740,768,798**
Net assets consist of:		
Paid-in capital	$150,650,515	$548,616,430
Undistributed net investment income (distributions in excess of net investment income)	979,319	1,172,076
Accumulated net realized gain (loss) on investments	5,211,790	71,425,258
Net unrealized appreciation (depreciation) on investments	570,535	119,555,034
Net Assets	**$157,412,159**	**$740,768,798**
(a) Cost of investments - unaffiliated issuers:	$152,486,290	$600,476,495
(b) Cost of short-term investments:	$ 42,350,278	$195,951,417
(c) Securities on loan with market value of:	$ 36,934,104	$166,892,948

The accompanying notes are an integral part of the financial statements.

MassMutual Select Small Cap Core Equity Fund	MassMutual Select Mid Cap Growth Equity Fund	MassMutual Select Mid Cap Growth Equity II Fund	MassMutual Select Small Cap Growth Equity Fund	MassMutual Select Small Company Growth Fund	MassMutual Select Emerging Growth Fund
$55,317,690	$166,479,146	$1,371,281,992	$671,341,346	$166,449,438	$ 98,323,768
10,081,584	26,072,349	257,056,829	303,675,833	54,947,284	33,067,897
65,399,274	192,551,495	1,628,338,821	975,017,179	221,396,722	131,391,665
34,200	2,568,748	3,324,384	4,682,842	1,462,490	1,983,577
-	-	-	-	-	-
45,725	207,968	1,702,633	782,713	295,424	58,794
520,460	52,920	522,557	287,008	52,760	46,616
-	-	-	-	-	-
2,030	-	-	-	-	-
-	-	1,461	709	-	-
66,001,689	195,381,131	1,633,889,856	980,770,451	223,207,396	133,480,652
-	1,970,569	8,690,134	4,565,967	949,881	1,017,785
40,536	140,118	730,871	301,903	110,058	6,697
-	-	-	-	-	-
9,794,729	26,072,349	201,434,087	276,180,633	52,902,964	29,674,862
423	11,474	55,863	33,268	8,048	8,282
33,262	94,915	845,092	456,651	114,290	63,329
7,139	25,782	280,741	136,269	37,428	17,322
1,915	18,974	225,749	72,310	35,287	8,122
66	188	2,161	677	452	118
-	362,717	-	-	-	-
20,696	16,530	9,121	16,762	23,309	18,114
9,898,766	28,713,616	212,273,819	281,764,440	54,181,717	30,814,631
$56,102,923	$166,667,515	$1,421,616,037	$699,006,011	$169,025,679	$102,666,021
$54,855,676	$208,090,734	$ 986,500,346	$504,717,254	$135,165,064	$115,335,704
83,834	(283,513)	(99,316)	(1,879,528)	(693,093)	(151,567)
(112,511)	(60,078,744)	93,114,948	41,173,031	10,554,452	(28,171,824)
1,275,924	18,939,038	342,100,059	154,995,254	23,999,256	15,653,708
$56,102,923	$166,667,515	$1,421,616,037	$699,006,011	$169,025,679	$102,666,021
$54,042,852	$147,540,108	$1,029,182,823	$516,347,635	$142,450,182	$ 82,670,060
$10,081,584	$ 26,072,349	$ 257,056,829	$303,675,833	$ 54,947,284	$ 33,067,897
$ 9,391,652	$ 25,271,372	$ 194,555,185	$265,621,522	$ 50,738,387	$ 28,716,807

Statement of Assets and Liabilities
June 30, 2007 (Unaudited)

	MassMutual Select Small Cap Value Equity Fund	MassMutual Select Small Company Value Fund
Class A shares:		
Net assets..	$ 12,248,820	$170,734,359
Shares outstanding	1,079,956	10,503,309
Net asset value and redemption price per share	$ 11.34	$ 16.26
Offering price per share (100/[100-maximum sales charge] of net asset value)..............................	$ 12.03	$ 17.25
Class L shares:		
Net assets..	$ 42,708,555	$123,619,735
Shares outstanding	3,756,272	7,540,833
Net asset value, offering price and redemption price per share	$ 11.37	$ 16.39
Class Y shares:		
Net assets..	$ 3,587,713	$156,033,353
Shares outstanding	315,172	9,451,906
Net asset value, offering price and redemption price per share	$ 11.38	$ 16.51
Class S shares:		
Net assets..	$ 98,753,475	$288,445,969
Shares outstanding	8,667,259	17,405,388
Net asset value, offering price and redemption price per share	$ 11.39	$ 16.57
Class N shares:		
Net assets..	$ 113,596	$ 1,935,382
Shares outstanding	10,010	121,148
Net asset value, offering price and redemption price per share	$ 11.35	$ 15.98

The accompanying notes are an integral part of the financial statements.

MassMutual Select Small Cap Core Equity Fund	MassMutual Select Mid Cap Growth Equity Fund	MassMutual Select Mid Cap Growth Equity II Fund	MassMutual Select Small Cap Growth Equity Fund	MassMutual Select Small Company Growth Fund	MassMutual Select Emerging Growth Fund
$ 3,365,187	$ 29,311,049	$ 374,798,429	$117,033,095	$ 58,365,635	$ 13,585,240
318,888	2,632,065	23,469,767	6,620,298	4,999,939	1,919,539
$ 10.55	$ 11.14	$ 15.97	$ 17.68	$ 11.67	$ 7.08
$ 10.55	$ 11.82	$ 16.94	$ 18.76	$ 12.38	$ 7.51
$20,490,834	$ 44,932,882	$ 510,304,597	$117,435,881	$ 41,855,000	$ 39,769,697
1,937,003	3,961,364	31,409,773	6,508,740	3,523,207	5,520,600
$ 10.58	$ 11.34	$ 16.25	$ 18.04	$ 11.88	$ 7.20
$ 2,124,037	$ 5,744,118	$ 210,433,903	$143,503,945	$ 17,916,882	$ 783,374
200,439	501,480	12,810,327	7,857,930	1,495,584	107,274
$ 10.60	$ 11.45	$ 16.43	$ 18.26	$ 11.98	$ 7.30
$30,017,574	$ 86,374,230	$ 322,330,291	$319,906,498	$ 50,421,663	$ 48,327,002
2,832,291	7,516,670	19,512,459	17,329,332	4,193,884	6,572,641
$ 10.60	$ 11.49	$ 16.52	$ 18.46	$ 12.02	$ 7.35
$ 105,291	$ 305,236	$ 3,748,817	$ 1,126,592	$ 466,499	$ 200,708
10,010	27,817	238,728	64,958	40,810	28,856
$ 10.52	$ 10.97	$ 15.70	$ 17.34	$ 11.43	$ 6.96

Statement of Assets and Liabilities
June 30, 2007 (Unaudited)

	MassMutual Select Diversified International Fund	MassMutual Select Overseas Fund
Assets:		
Investments at value		
Unaffiliated issuer(s)(a)	$138,124,363	$1,328,433,611
Affiliated issuer(s)(b)	-	-
Investments, at value *(Note 2)*	-	-
Short-term investments, at value *(Note 2)*(c)	9,709,642	163,007,619
Total investments(d)	147,834,005	1,491,441,230
Foreign currency, at value(e)	469,604	677,301
Receivables from:		
Investments sold	149,503	4,018,538
Open forward foreign currency contracts *(Note 2)*	79,915,358	115,073,919
Investment Adviser (Note 3)	14,198	-
Fund shares sold	101,386	1,208,418
Interest and dividends	471,929	2,578,844
Variation margin on open futures contracts *(Note 2)*	56,329	-
Foreign taxes withheld	5,079	782,972
Total assets	229,017,391	1,615,781,222
Liabilities:		
Payables for:		
Investments purchased	45,041	1,914,596
Open forward foreign currency contracts *(Note 2)*	79,136,707	116,469,535
Fund shares repurchased	6,044	681,610
Securities on loan *(Note 2)*	5,554,022	127,928,033
Directors' fees and expenses *(Note 3)*	289	42,695
Affiliates *(Note 3)*:		
Investment management fees	99,920	1,091,212
Administration fees	15,614	109,362
Service fees	171	194,217
Distribution fees	68	1,961
Accrued expense and other liabilities	29,244	103,643
Total liabilities	84,887,120	248,536,864
Net assets	**$144,130,271**	**$1,367,244,358**
Net assets consist of:		
Paid-in capital	$127,524,891	$ 990,626,344
Undistributed net investment income (distributions in excess of net investment income)	1,443,558	17,618,008
Accumulated net realized gain (loss) on investments	1,510,323	117,766,591
Net unrealized appreciation (depreciation) on investments	13,651,499	241,233,415
Net Assets	**$144,130,271**	**$1,367,244,358**
(a) Cost of investments - unaffiliated issuers:	$125,317,284	$1,085,281,146
(b) Cost of investments - affiliated issuers:	$ -	$ -
(c) Cost of short-term investments:	$ 9,709,642	$ 163,007,619
(d) Securities on loan with market value of:	$ 5,259,272	$ 121,699,087
(e) Cost of foreign currency:	$ 462,193	$ 746,077

The accompanying notes are an integral part of the financial statements.

MassMutual Select Destination Retirement Income Fund	MassMutual Select Destination Retirement 2010 Fund	MassMutual Select Destination Retirement 2020 Fund	MassMutual Select Destination Retirement 2030 Fund	MassMutual Select Destination Retirement 2040 Fund
$ -	$ -	$ -	$ -	$ -
273,672,492	235,158,360	683,912,741	516,484,522	291,003,183
-	-	-	-	-
-	-	-	-	-
273,672,492	235,158,360	683,912,741	516,484,522	291,003,183
-	-	-	-	-
116,894	794	7,347	98,234	8,201
-	-	-	-	-
-	-	-	-	-
381,574	164,969	885,005	643,141	416,884
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-
274,170,960	235,324,123	684,805,093	517,225,897	291,428,268
381,574	96,120	571,542	521,563	325,680
-	-	-	-	-
116,894	69,643	320,809	219,813	99,405
-	-	-	-	-
10,289	4,646	18,313	13,245	7,572
10,914	9,044	26,857	20,259	11,441
21,509	21,593	73,924	56,494	29,348
34,225	43,030	104,388	80,850	35,885
80	241	230	167	137
16,881	19,892	13,447	15,938	18,372
592,366	264,209	1,129,510	928,329	527,840
$273,578,594	**$235,059,914**	**$683,675,583**	**$516,297,568**	**$290,900,428**
$264,525,901	$225,841,086	$623,003,795	$444,037,048	$245,019,120
714	(66,121)	(870,891)	(671,505)	(358,118)
7,234,020	5,239,363	33,159,150	35,325,812	22,070,143
1,817,959	4,045,586	28,383,529	37,606,213	24,169,283
$273,578,594	**$235,059,914**	**$683,675,583**	**$516,297,568**	**$290,900,428**
$ -	$ -	$ -	$ -	$ -
$271,854,533	$231,112,774	$655,529,212	$478,878,309	$266,833,900
$ -	$ -	$ -	$ -	$ -
$ -	$ -	$ -	$ -	$ -
$ -	$ -	$ -	$ -	$ -

Statement of Assets and Liabilities
June 30, 2007 (Unaudited)

	MassMutual Select Diversified International Fund	MassMutual Select Overseas Fund
Class A shares:		
Net assets	$ 248,677	$ 305,928,796
Shares outstanding	21,704	22,103,531
Net asset value and redemption price per share..	$ 11.46	$ 13.84
Offering price per share (100/[100-maximum sales charge] of net asset value)	$ 12.16	$ 14.68
Class L shares:		
Net assets	$ 49,863,011	$ 337,025,275
Shares outstanding	4,347,740	24,166,164
Net asset value, offering price and redemption price per share.....................	$ 11.47	$ 13.95
Class Y shares:		
Net assets	$ 367,841	$ 230,590,064
Shares outstanding	32,057	16,481,614
Net asset value, offering price and redemption price per share.....................	$ 11.47	$ 13.99
Class S shares:		
Net assets	$ 93,536,227	$ 490,130,589
Shares outstanding	8,147,074	34,945,303
Net asset value, offering price and redemption price per share.....................	$ 11.48	$ 14.03
Class N shares:		
Net assets	$ 114,515	$ 3,569,634
Shares outstanding	10,010	260,756
Net asset value, offering price and redemption price per share.....................	$ 11.44	$ 13.69

The accompanying notes are an integral part of the financial statements.

MassMutual Select Destination Retirement Income Fund	MassMutual Select Destination Retirement 2010 Fund	MassMutual Select Destination Retirement 2020 Fund	MassMutual Select Destination Retirement 2030 Fund	MassMutual Select Destination Retirement 2040 Fund
$ 54,855,063	$ 70,687,830	$172,685,438	$135,241,315	$ 61,255,782
5,210,449	6,326,082	14,656,112	10,476,120	4,568,691
$ 10.53	$ 11.17	$ 11.78	$ 12.91	$ 13.41
$ 11.17	$ 11.85	$ 12.50	$ 13.70	$ 14.23
$ 92,911,890	$ 60,967,249	$291,257,889	$235,090,709	$150,953,552
8,777,569	5,427,540	24,568,081	18,094,277	11,190,829
$ 10.59	$ 11.23	$ 11.86	$ 12.99	$ 13.49
$116,069,908	$ 72,478,379	$135,980,383	$ 89,837,604	$ 40,722,567
10,959,591	6,445,505	11,471,985	6,916,701	3,017,940
$ 10.59	$ 11.24	$ 11.85	$ 12.99	$ 13.49
$ 9,613,278	$ 30,529,408	$ 83,344,514	$ 55,843,800	$ 37,733,867
907,807	2,711,933	7,022,146	4,293,344	2,793,606
$ 10.59	$ 11.26	$ 11.87	$ 13.01	$ 13.51
$ 128,455	$ 397,048	$ 407,359	$ 284,140	$ 234,660
12,183	35,495	34,555	21,995	17,492
$ 10.54	$ 11.19	$ 11.79	$ 12.92	$ 13.42

Statement of Operations
For the Six Months Ended June 30, 2007 (Unaudited)

	MassMutual Select Strategic Bond Fund	MassMutual Select Strategic Balanced Fund
Investment Income (Note 2):		
Dividends(a)	$ 8,809	$ 1,432,966
Interest	7,712,992	2,671,914
Securities lending net income	12,406	24,313
Total investment income	7,734,207	4,129,193
Expenses (Note 3):		
Investment management fees *(Note 3)*	778,536	716,664
Custody fees	35,768	42,119
Trustee reporting	1,280	1,280
Audit and legal fees	19,909	20,429
Proxy fees	503	623
Shareholder reporting fees	2,679	2,607
Directors' fees *(Note 3)*	4,696	4,548
	843,371	788,270
Administration fees *(Note 3):*		
Class A	63,011	51,498
Class L	24,938	149,639
Class Y	66,616	80,406
Class S	19,312	15,520
Class Z	-	-
Class N	3,396	1,081
Distribution fees *(Note 3):*		
Class N	2,830	717
Service fees *(Note 3):*		
Class A	63,011	39,372
Class N	2,830	717
Total expenses	1,089,315	1,127,220
Expenses waived *(Note 3):*	(34,999)	(10,858)
Class A Administration fees waived *(Note 3)*	-	-
Class L Administration fees waived *(Note 3)*	-	-
Class N Administration fees waived *(Note 3)*	-	-
Net expenses	1,054,316	1,116,362
Net investment income (loss)	**6,679,891**	**3,012,831**
Realized and unrealized gain (loss):		
Net realized gain (loss) on:		
Investment transactions	(1,008,545)	8,297,911
Closed futures contracts	(1,098,903)	(249,924)
Written options	571,432	208,195
Closed swap contracts	147,600	11,883
Foreign currency transactions	(50,343)	(25,654)
Net realized gain (loss)	(1,438,759)	8,242,411
Net change in unrealized appreciation (depreciation) on:		
Investments	(5,547,419)	(2,367,600)
Open futures contracts	(47,429)	14,325
Written options	(156,532)	(63,123)
Open swap contracts	(238,250)	66,450
Translation of assets and liabilities in foreign currencies	40,769	10,860
Net unrealized appreciation (depreciation)	(5,948,861)	(2,339,088)
Net realized and unrealized gain (loss)	**(7,387,620)**	**5,903,323**
Net increase (decrease) in net assets resulting from operations	**$ (707,729)**	**$ 8,916,154**
(a) Net of withholding tax of:	$ -	$ 18,457

The accompanying notes are an integral part of the financial statements.

MassMutual Select Diversified Value Fund	MassMutual Select Fundamental Value Fund	MassMutual Select Value Equity Fund	MassMutual Select Large Cap Value Fund	MassMutual Select Indexed Equity Fund	MassMutual Select Core Opportunities Fund
$ 7,519,595	$ 13,135,340	$ 975,919	$ 14,112,093	$ 21,830,047	$ 354,312
344,675	178,889	20,085	375,402	765,050	31,016
36,253	44,876	2,530	70,964	54,787	4,832
7,900,523	13,359,105	998,534	14,558,459	22,649,884	390,160
1,538,621	4,061,259	350,346	4,889,584	1,159,483	147,713
25,167	51,866	13,405	128,516	104,880	13,582
1,276	1,280	1,249	1,249	1,249	888
16,576	18,828	15,160	20,087	22,934	15,412
540	623	747	623	540	378
5,934	13,676	1,062	17,059	24,394	347
10,444	23,920	1,855	29,754	42,598	575
1,598,558	4,171,452	383,824	5,086,872	1,356,078	178,895
140,597	461,928	38,843	654,203	729,326	25,789
110,196	451,257	17,069	513,697	832,760	12,416
115,024	114,363	3,530	183,896	827,426	4,477
85,954	321,744	21,315	241,107	1,127,483	2,664
-	-	-	-	174,664	-
3,504	3,506	241	4,149	12,677	191
2,378	2,415	184	2,770	5,983	136
114,010	369,070	34,868	504,163	380,095	21,491
2,378	2,415	184	2,770	5,983	136
2,172,599	5,898,150	500,058	7,193,627	5,452,475	246,195
-	-	-	-	-	(7,534)
-	-	-	-	(304,076)	-
-	-	-	-	(347,200)	-
-	-	-	-	(4,787)	-
2,172,599	5,898,150	500,058	7,193,627	4,796,412	238,661
5,727,924	**7,460,955**	**498,476**	**7,364,832**	**17,853,472**	**151,499**
16,833,826	45,885,430	5,054,012	83,418,504	3,628,819	1,487,581
-	-	-	-	2,195,822	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	134,660	-	-
16,833,826	45,885,430	5,054,012	83,553,164	5,824,641	1,487,581
15,064,960	50,279,444	1,973,437	9,433,969	129,148,167	1,866,167
-	-	-	-	(181,858)	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	1,128	-	-
15,064,960	50,279,444	1,973,437	9,435,097	128,966,309	1,866,167
31,898,786	**96,164,874**	**7,027,449**	**92,988,261**	**134,790,950**	**3,353,748**
$37,626,710	**$103,625,829**	**$7,525,925**	**$100,353,093**	**$152,644,422**	**$3,505,247**
$ 48,177	$ 117,226	$ -	$ 109,634	$ -	$ 6,264

Statement of Operations

For the Six Months Ended June 30, 2007 (Unaudited)

	MassMutual Select Blue Chip Growth Fund	MassMutual Select Large Cap Growth Fund
Investment Income (Note 2):		
Dividends(a)	$ 2,845,737	$ 172,306
Interest	137,865	7,346
Securities lending net income	32,297	12,332
Total investment income	3,015,899	191,984
Expenses (Note 3):		
Investment management fees *(Note 3)*	1,630,025	139,084
Custody fees	28,645	2,387
Trustee reporting	1,249	1,280
Audit and legal fees	16,355	14,699
Proxy fees	623	540
Shareholder reporting fees	4,714	445
Directors' fees *(Note 3)*	8,250	777
	1,689,861	159,212
Administration fees *(Note 3)*:		
Class A	89,442	15,130
Class L	602,791	2,723
Class Y	63,821	11,954
Class S	62,910	17,017
Class N	7,296	3
Distribution fees *(Note 3)*:		
Class N	3,978	2
Service fees *(Note 3)*:		
Class A	54,738	10,718
Class N	3,978	2
Total expenses	2,578,815	216,761
Expenses waived *(Note 3)*:	(232,861)	-
Net expenses	2,345,954	216,761
Net investment income (loss)	**669,945**	**(24,777)**
Realized and unrealized gain (loss):		
Net realized gain (loss) on:		
Investment transactions	9,039,784	1,813,860
Realized gain distributions from affiliated issuers *(Note 7)*	-	-
Closed futures contracts	-	-
Foreign currency transactions	(9,697)	-
Net realized gain (loss)	9,030,087	1,813,860
Net change in unrealized appreciation (depreciation) on:		
Investments	29,829,153	1,063,267
Open futures contracts	-	-
Translation of assets and liabilities in foreign currencies	(9)	-
Net unrealized appreciation (depreciation)	29,829,144	1,063,267
Net realized and unrealized gain (loss)	**38,859,231**	**2,877,127**
Net increase (decrease) in net assets resulting from operations	**$39,529,176**	**$2,852,350**
(a) Net of withholding tax of:	$ 87,474	$ 5,768

The accompanying notes are an integral part of the financial statements.

	MassMutual Select Growth Equity Fund	MassMutual Select Aggressive Growth Fund	MassMutual Select OTC 100 Fund	MassMutual Select Focused Value Fund	MassMutual Select Mid-Cap Value Fund
	$ 3,790,720	$ 971,447	$ 106,401	$ (5,346,617)	$ 1,060,333
	267,056	116,651	46,503	967,858	174,639
	10,446	19,762	6,033	47,690	12,878
	4,068,222	1,107,860	158,937	(4,331,069)	1,247,850
	2,057,539	1,996,325	34,479	3,347,767	581,279
	95,234	105,094	17,731	46,583	15,036
	1,280	1,280	1,249	1,280	1,249
	17,160	16,746	15,407	18,165	15,347
	540	623	540	540	507
	7,770	6,300	522	10,729	994
	13,498	10,966	907	18,527	1,801
	2,193,021	2,137,334	70,835	3,443,591	616,213
	124,402	196,389	62,157	421,380	7,710
	400,721	273,603	26,881	309,866	99,231
	46,076	50,104	3,383	136,639	282
	82,946	104,412	29,162	161,253	23,597
	119	2,457	1,510	5,198	41
	86	1,558	560	3,380	29
	104,540	142,558	24,886	315,027	6,425
	86	1,558	560	3,380	29
	2,951,997	2,909,973	219,934	4,799,714	753,557
	-	-	-	-	-
	2,951,997	2,909,973	219,934	4,799,714	753,557
	1,116,225	**(1,802,113)**	**(60,997)**	**(9,130,783)**	**494,293**
	47,482,820	33,650,143	2,864,591	81,643,443	6,150,473
	-	-	-	-	-
	265,614	-	24,487	-	-
	4	-	-	-	-
	47,748,438	33,650,143	2,889,078	81,643,443	6,150,473
	(17,071,634)	4,184,578	1,435,536	28,083,854	10,675,265
	(21,374)	-	3,872	-	-
	(7)	-	-	-	-
	(17,093,015)	4,184,578	1,439,408	28,083,854	10,675,265
	30,655,423	**37,834,721**	**4,328,486**	**109,727,297**	**16,825,738**
	$ 31,771,648	**$36,032,608**	**$4,267,489**	**$100,596,514**	**$17,320,031**
	$ -	$ 4,893	$ 721	$ -	$ -

Statement of Operations
For the Six Months Ended June 30, 2007 (Unaudited)

	MassMutual Select Small Cap Value Equity Fund	MassMutual Select Small Company Value Fund
Investment Income (Note 2):		
Dividends(a)	$ 1,329,568	$ 4,460,030
Interest	87,776	334,247
Securities lending net income	51,136	174,168
Total investment income	1,468,480	4,968,445
Expenses (Note 3):		
Investment management fees *(Note 3)*	381,883	3,289,511
Custody fees	11,857	72,426
Trustee reporting	888	1,280
Audit and legal fees	15,089	17,253
Proxy fees	378	623
Shareholder reporting fees	555	8,585
Directors' fees *(Note 3)*	979	15,028
	411,629	3,404,706
Administration fees *(Note 3):*		
Class A	11,593	310,800
Class L	48,603	282,581
Class Y	2,099	177,994
Class S	14,699	230,349
Class N	194	3,067
Distribution fees *(Note 3):*		
Class N	138	1,873
Service fees *(Note 3):*		
Class A	9,661	216,254
Class N	139	1,873
Total expenses	498,755	4,629,497
Expenses waived *(Note 3):*	-	-
Net expenses	498,755	4,629,497
Net investment income (loss)	**969,725**	**338,948**
Realized and unrealized gain (loss):		
Net realized gain (loss) on:		
Investment transactions	4,666,709	52,651,062
Realized gain distributions from affiliated issuers *(Note 7)*	-	-
Closed futures contracts	139,842	-
Foreign currency transactions	-	-
Net realized gain (loss)	4,806,551	52,651,062
Net change in unrealized appreciation (depreciation) on:		
Investments	(1,385,863)	(4,821,443)
Open futures contracts	(3,960)	-
Translation of assets and liabilities in foreign currencies	-	-
Net unrealized appreciation (depreciation)	(1,389,823)	(4,821,443)
Net realized and unrealized gain (loss)	**3,416,728**	**47,829,619**
Net increase (decrease) in net assets resulting from operations	**$ 4,386,453**	**$48,168,567**

(a)	Net of withholding tax of:	$ 1,138	$ (115)

The accompanying notes are an integral part of the financial statements.

MassMutual Select Small Cap Core Equity Fund	MassMutual Select Mid Cap Growth Equity Fund	MassMutual Select Mid Cap Growth Equity II Fund	MassMutual Select Small Cap Growth Equity Fund	MassMutual Select Small Company Growth Fund	MassMutual Select Emerging Growth Fund
$252,899	$ 410,483	$ 6,131,599	$ 1,037,760	$ 154,865	$ 177,152
26,431	67,113	677,612	564,011	54,211	72,060
14,845	14,325	223,553	284,195	157,797	199,596
294,175	491,921	7,032,764	1,885,966	366,873	448,808
159,307	564,889	4,879,658	2,690,181	680,537	413,402
5,544	13,840	79,696	56,098	52,790	27,177
888	1,249	1,249	1,280	1,280	1,249
14,999	15,365	19,099	16,982	15,103	15,195
378	540	540	623	540	623
329	1,652	13,588	6,778	1,730	1,183
557	2,890	23,769	11,850	3,022	2,059
182,002	600,425	5,017,599	2,783,792	755,002	460,888
3,025	46,208	553,537	232,675	99,221	21,682
19,745	63,063	840,344	222,382	72,550	72,834
1,416	13,155	168,896	179,389	18,048	786
6,328	32,088	103,422	171,801	34,074	19,873
182	497	5,838	2,385	1,507	353
130	348	3,898	1,303	944	230
2,520	37,567	426,585	142,746	71,055	16,210
130	348	3,898	1,303	944	230
215,478	793,699	7,124,017	3,737,776	1,053,345	593,086
(591)	-	-	-	-	-
214,887	793,699	7,124,017	3,737,776	1,053,345	593,086
79,288	**(301,778)**	**(91,253)**	**(1,851,810)**	**(686,472)**	**(144,278)**
369,397	12,344,079	76,624,456	33,109,578	9,865,093	9,875,040
-	-	-	-	-	-
37,434	-	-	-	-	-
-	-	(10,456)	(10,365)	-	-
406,831	12,344,079	76,614,000	33,099,213	9,865,093	9,875,040
144,787	(287,076)	93,046,231	36,637,747	9,720,728	3,986,392
10	-	-	-	-	-
-	-	3,472	1,641	-	-
144,797	(287,076)	93,049,703	36,639,388	9,720,728	3,986,392
551,628	**12,057,003**	**169,663,703**	**69,738,601**	**19,585,821**	**13,861,432**
$630,916	**$11,755,225**	**$169,572,450**	**$67,886,791**	**$18,899,349**	**$13,717,154**
$ -	$ 1,924	$ 30,465	$ 7,578	$ -	$ 748

Statement of Operations

For the Six Months Ended June 30, 2007 (Unaudited)

	MassMutual Select Diversified International Fund	MassMutual Select Overseas Fund
Investment Income (Note 2):		
Dividends(a)	$ 1,808,903	$ 25,807,590
Dividend from affiliated issuers	-	-
Interest	104,695	607,528
Securities lending net income	65,104	635,406
Total investment income	1,978,702	27,050,524
Expenses (Note 3):		
Investment management fees *(Note 3)*	465,792	6,554,940
Custody fees	60,257	677,952
Trustee reporting	1,249	1,280
Audit and legal fees	15,128	19,405
Proxy fees	507	540
Shareholder reporting fees	460	13,926
Directors' fees *(Note 3)*	860	24,397
	544,253	7,292,440
Administration fees *(Note 3)*:		
Class A	206	366,523
Class L	62,675	388,180
Class Y	103	119,038
Class S	15,337	96,978
Class N	182	4,191
Distribution fees *(Note 3)*:		
Class N	130	3,560
Service fees *(Note 3)*:		
Class A	172	375,074
Class N	130	3,560
Total expenses	623,188	8,649,544
Expenses waived *(Note 3)*:	(72,469)	-
Class A Administration fees waived *(Note 3)*	-	(150,029)
Class L Administration fees waived *(Note 3)*	-	(158,895)
Class N Administration fees waived *(Note 3)*	-	(1,424)
Net expenses	550,719	8,339,196
Net investment income (loss)	**1,427,983**	**18,711,328**
Realized and unrealized gain (loss):		
Net realized gain (loss) on:		
Investment transactions	444,215	94,243,765
Investment transactions with affiliated issuers	-	-
Realized gain distributions from affiliated issuers *(Note 7)*	-	-
Closed futures contracts	230,410	-
Foreign currency transactions	839,431	(768,157)
Net realized gain (loss)	1,514,056	93,475,608
Net change in unrealized appreciation (depreciation) on:		
Investments	12,760,831	(7,192,870)
Open futures contracts	52,474	-
Translation of assets and liabilities in foreign currencies	788,335	(1,925,550)
Net unrealized appreciation (depreciation)	13,601,640	(9,118,420)
Net realized and unrealized gain (loss)	**15,115,696**	**84,357,188**
Net increase (decrease) in net assets resulting from operations	**$16,543,679**	**$103,068,516**
(a) Net of withholding tax of:	$ 217,551	$ 2,551,083

The accompanying notes are an integral part of the financial statements.

MassMutual Select Destination Retirement Income Fund	MassMutual Select Destination Retirement 2010 Fund	MassMutual Select Destination Retirement 2020 Fund	MassMutual Select Destination Retirement 2030 Fund	MassMutual Select Destination Retirement 2040 Fund
$ -	$ -	$ -	$ -	$ -
281,991	193,533	-	-	-
-	-	-	-	-
-	-	-	-	-
281,991	193,533	-	-	-
69,931	49,888	156,723	117,650	65,800
34,320	33,808	32,636	32,310	31,731
1,249	1,249	1,249	1,249	1,249
14,548	14,224	15,627	15,106	14,438
517	517	517	517	517
2,996	1,951	6,388	4,725	2,622
5,206	3,416	11,178	8,278	4,599
128,767	105,053	224,318	179,835	120,956
38,770	53,977	138,462	105,829	42,551
66,117	43,174	243,349	191,181	114,495
29,129	21,497	45,222	29,191	11,263
890	2,241	9,399	5,584	1,859
122	384	383	275	219
156	437	424	308	259
66,433	79,566	196,902	152,668	65,828
156	437	424	308	259
330,540	306,766	858,883	665,179	357,689
-	(14,172)	-	(1,975)	(4,368)
-	-	-	-	-
-	-	-	-	-
330,540	292,594	858,883	663,204	353,321
(48,549)	(99,061)	(858,883)	(663,204)	(353,321)
-	-	-	-	-
2,966,981	1,661,651	9,673,700	12,892,879	7,572,113
-	-	-	-	-
-	-	-	-	-
2,966,981	1,661,651	9,673,700	12,892,879	7,572,113
5,702,218	5,796,342	23,869,175	21,162,959	14,115,540
-	-	-	-	-
-	-	-	-	-
5,702,218	5,796,342	23,869,175	21,162,959	14,115,540
8,669,199	**7,457,993**	**33,542,875**	**34,055,838**	**21,687,653**
$8,620,650	**$7,358,932**	**$32,683,992**	**$33,392,634**	**$21,334,332**
$ -	$ -	$ -	$ -	$ -

Statement of Changes in Net Assets

	MassMutual Select Strategic Bond Fund	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income (loss)	$ 6,679,891	$ 8,929,292
Net realized gain (loss) on investment transactions	(1,438,759)	67,503
Net change in unrealized appreciation (depreciation) on investments	(5,948,861)	56,647
Net increase (decrease) in net assets resulting from operations	**(707,729)**	**9,053,442**
Distributions to shareholders (Note 2):		
From net investment income:		
Class A	-	(1,410,657)
Class L	-	(688,929)
Class Y	-	(4,163,489)
Class S	-	(2,717,448)
Class Z	-	-
Class N	-	(73,384)
Total distributions from net investment income	**-**	**(9,053,907)**
From net realized gains:		
Class A	-	-
Class L	-	-
Class Y	-	-
Class S	-	-
Class N	-	-
Total distributions from net realized gains	**-**	**-**
Net fund share transactions (Note 5):		
Class A	21,605,269	18,794,891
Class L	3,225,261	14,021,659
Class Y	37,298,784	50,252,505
Class S	11,448,971	8,746,002
Class N	515,980	1,806,357
Increase (decrease) in net assets from fund share transactions	**74,094,265**	**93,621,414**
Total increase (decrease) in net assets	**73,386,536**	**93,620,949**
Net assets:		
Beginning of year	240,379,289	146,758,340
End of year	$313,765,825	$240,379,289
Undistributed net investment income (distributions in excess of net investment income) included in net assets at the end of the year	$ 6,712,071	$ 32,180

The accompanying notes are an integral part of the financial statements.

	MassMutual Select Strategic Balanced Fund		Select Diversified Value Fund		MassMutual Select Fundamental Value Fund	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
	$ 3,012,831	$ 5,590,542	$ 5,727,924	$ 7,830,949	$ 7,460,955	$ 14,027,101
	8,242,411	3,072,054	16,833,826	16,550,397	45,885,430	121,602,600
	(2,339,088)	17,109,706	15,064,960	58,437,836	50,279,444	88,290,063
	8,916,154	**25,772,302**	**37,626,710**	**82,819,182**	**103,625,829**	**223,919,764**
	-	(654,351)	-	(1,033,357)	-	(2,692,300)
	-	(2,142,821)	-	(813,624)	-	(3,246,135)
	-	(2,244,347)	-	(2,103,559)	-	(1,621,468)
	-	(514,084)	-	(3,754,434)	-	(6,575,828)
	-	-	-	-	-	-
	-	(10,465)	-	(17,485)	-	(7,783)
	-	**(5,566,068)**	**-**	**(7,722,459)**	**-**	**(14,143,514)**
	-	(294,380)	-	(2,376,436)	-	(23,956,139)
	-	(883,188)	-	(1,702,691)	-	(23,603,240)
	-	(864,620)	-	(4,216,805)	-	(10,181,038)
	-	(192,641)	-	(7,183,386)	-	(40,888,297)
	-	(5,293)	-	(46,595)	-	(127,470)
	-	**(2,240,122)**	**-**	**(15,525,913)**	**-**	**(98,756,184)**
	(2,664,296)	3,637,037	13,067,564	45,277,561	(36,706,814)	33,077,332
	(7,943,001)	(13,991,003)	24,282,806	22,488,886	(30,512,569)	39,124,863
	(11,176,456)	10,128,663	(656,816)	70,411,890	3,573,541	39,618,929
	5,540,575	6,783,607	68,382,737	29,220,209	(18,751,670)	72,867,232
	(8,594)	113,468	782,574	1,269,832	928,025	(498,239)
	(16,251,772)	**6,671,772**	**105,858,865**	**168,668,378**	**(81,469,487)**	**184,190,117**
	(7,335,618)	**24,637,884**	**143,485,575**	**228,239,188**	**22,156,342**	**295,210,183**
	245,645,710	221,007,826	531,195,495	302,956,307	1,285,050,360	989,840,177
	$238,310,092	$245,645,710	$674,681,070	$531,195,495	$1,307,206,702	$1,285,050,360
	$ 3,110,075	$ 97,244	$ 5,717,454	$ (10,470)	$ 7,422,197	$ (38,758)

Statement of Changes in Net Assets

	MassMutual Select Value Equity Fund	
	Six Months Ended June 30, 2007 (Unaudited)	**Year Ended December 31, 2006**
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income (loss)	$ 498,476	$ 950,238
Net realized gain (loss) on investment transactions	5,054,012	16,631,806
Net change in unrealized appreciation (depreciation) on investments	1,973,437	(4,892,525)
Net increase (decrease) in net assets resulting from operations	**7,525,925**	**12,689,519**
Distributions to shareholders (Note 2):		
From net investment income:		
Class A	-	(153,963)
Class L	-	(106,358)
Class Y	-	(49,718)
Class S	-	(580,749)
Class Z	-	-
Class N	-	(569)
Total distributions from net investment income	**-**	**(891,357)**
From tax return of capital:		
Class A	-	-
Class L	-	-
Class Y	-	-
Class S	-	-
Class Z	-	-
Class N	-	-
Total distributions from tax return of capital	**-**	**-**
From net realized gains:		
Class A	-	(4,080,380)
Class L	-	(1,739,186)
Class Y	-	(734,447)
Class S	-	(8,192,930)
Class N	-	(23,310)
Total distributions from net realized gains	**-**	**$(14,770,253)**
Net fund share transactions (Note 5):		
Class A	(2,070,208)	(62,467)
Class L	(755,849)	3,815,547
Class Y	235,293	1,194,325
Class S	(904,899)	(1,588,050)
Class Z	-	-
Class N	709	8,612
Increase (decrease) in net assets from fund share transactions	**(3,494,954)**	**3,367,967**
Total increase (decrease) in net assets	**4,030,971**	**395,876**
Net assets:		
Beginning of year	98,123,472	97,727,596
End of year	$102,154,443	$ 98,123,472
Undistributed net investment income (distributions in excess of net investment income) included in net assets at the end of the year	$ 511,163	$ 12,687

* *Fund commenced operations on March 31, 2006.*

The accompanying notes are an integral part of the financial statements.

	MassMutual Select Large Cap Value Fund		MassMutual Select Indexed Equity Fund		MassMutual Select Core Opportunities Fund	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Period Ended December 31, 2006*
	$ 7,364,832	$ 10,311,506	$ 17,853,472	$ 31,682,283	$ 151,499	$ 50,687
	83,553,164	52,648,115	5,824,641	(2,427,519)	1,487,581	260,500
	9,435,097	151,979,004	128,966,309	266,431,803	1,866,167	1,535,208
	100,353,093	214,938,625	152,644,422	295,686,567	3,505,247	1,846,395
	-	(1,362,073)	-	(3,503,000)	-	(8,948)
	-	(2,220,553)	-	(4,715,531)	-	(16,426)
	-	(1,520,505)	-	(6,712,978)	-	(232)
	-	(4,722,424)	-	(10,405,026)	-	(26,002)
	-	-	-	(5,924,624)	-	-
	-	(1,869)	-	(44,183)	-	-
	-	(9,827,424)	-	(31,305,342)	-	(51,608)
	-	-	-	(19,575)	-	-
	-	-	-	(26,350)	-	-
	-	-	-	(37,511)	-	-
	-	-	-	(58,143)	-	-
	-	-	-	(33,107)	-	-
	-	-	-	(247)	-	-
	-	-	-	(174,933)	-	-
	-	-	-	-	-	(17,291)
	-	-	-	-	-	(15,874)
	-	-	-	-	-	(227)
	-	-	-	-	-	(21,806)
	-	-	-	-	-	(227)
	-	-	-	-	-	(55,425)
	(12,342,568)	(2,420,806)	(1,984,002)	(10,789,263)	9,227,804	8,558,915
	(169,886,344)	(23,176,223)	(3,394,300)	16,443,280	631,669	7,597,681
	(38,325,100)	46,261,428	(15,468,120)	(33,427,438)	1,575,902	4,440,570
	(1,025,916)	(10,482,514)	(14,387,359)	(12,278,095)	260,762	9,634,202
	-	-	44,700,492	80,860,748	-	-
	(1,719,001)	7,666	(1,118,689)	(307,426)	-	100,100
	(223,298,929)	10,189,551	8,348,022	40,501,806	11,696,137	30,331,468
	(122,945,836)	215,300,752	160,992,444	304,708,098	15,201,384	32,070,830
	1,635,113,283	1,419,812,531	2,259,274,040	1,954,565,942	32,070,830	-
	$1,512,167,447	$1,635,113,283	$2,420,266,484	$2,259,274,040	$47,272,214	$32,070,830
	$ 7,306,137	$ (58,695)	$ 18,063,473	$ 210,001	$ 151,267	$ (232)

Statement of Changes in Net Assets

	MassMutual Select Blue Chip Growth Fund	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income (loss)	$ 669,945	$ 607,619
Net realized gain (loss) on investment transactions	9,030,087	23,811,187
Net change in unrealized appreciation (depreciation) on investments	29,829,144	11,130,027
Net increase (decrease) in net assets resulting from operations	**39,529,176**	**35,548,833**
Distributions to shareholders (Note 2):		
From net investment income:		
Class A	-	-
Class L	-	(167,310)
Class Y	-	(121,087)
Class S	-	(185,359)
Class N	-	-
Total distributions from net investment income	**-**	**(473,756)**
From net realized gains:		
Class A	-	-
Class L	-	-
Class Y	-	-
Class S	-	-
Class N	-	-
Total distributions from net realized gains	**-**	**-**
Net fund share transactions (Note 5):		
Class A	5,187,406	(885,289)
Class L	59,444,833	(12,322,659)
Class Y	(17,485,405)	35,988,478
Class S	38,687,606	(10,122,894)
Class N	(871,323)	1,303,714
Increase (decrease) in net assets from fund share transactions	**84,963,117**	**13,961,350**
Total increase (decrease) in net assets	**124,492,293**	**49,036,427**
Net assets:		
Beginning of year	434,177,321	385,140,894
End of year	$558,669,614	$434,177,321
Undistributed net investment income (distributions in excess of net investment income) included in net assets at the end of the year	$ 644,756	$ (25,189)

The accompanying notes are an integral part of the financial statements.

	MassMutual Select Large Cap Growth Fund		MassMutual Select Growth Equity Fund		MassMutual Select Aggressive Growth Fund	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
	$ (24,777)	$ (89,095)	$ 1,116,225	$ 3,443,436	$ (1,802,113)	$ (4,380,205)
	1,813,860	3,543,859	47,748,438	31,326,940	33,650,143	7,160,794
	1,063,267	(3,241,378)	(17,093,015)	(20,557,640)	4,184,578	(40,891,616)
	2,852,350	**213,386**	**31,771,648**	**14,212,736**	**36,032,608**	**(38,111,027)**
	-	-	-	(6,261)	-	-
	-	-	-	(1,413,920)	-	-
	-	-	-	(329,284)	-	-
	-	-	-	(1,659,839)	-	-
	-	-	-	-	-	-
	-	**-**	**-**	**(3,409,304)**	**-**	**-**
	-	(328,937)	-	-	-	-
	-	(62,649)	-	-	-	-
	-	(390,256)	-	-	-	-
	-	(817,582)	-	-	-	-
	-	(53)	-	-	-	-
	-	**(1,599,477)**	**-**	**-**	**-**	**-**
	223,002	5,064,052	(55,204,221)	(111,135,419)	(9,354,875)	(14,923,500)
	(326,027)	900,400	(162,518,449)	22,270,146	(69,524,048)	10,848,600
	1,736,033	(1,753,415)	(6,456,310)	(50,845,101)	(15,806,687)	16,306,622
	(1,215,400)	(4,789,114)	(116,633,692)	(14,183,831)	(13,483,891)	12,849,517
	-	53	(16,895)	(1,165,063)	(97,849)	210,540
	417,608	**(578,024)**	**(340,829,567)**	**(155,059,268)**	**(108,267,350)**	**25,291,779**
	3,269,958	**(1,964,115)**	**(309,057,919)**	**(144,255,836)**	**(72,234,742)**	**(12,819,248)**
	40,861,640	42,825,755	761,652,009	905,907,845	601,282,834	614,102,082
	$44,131,598	$40,861,640	$452,594,090	$ 761,652,009	$ 529,048,092	$601,282,834
	$ (26,625)	$ (1,848)	$ 1,075,112	$ (41,113)	$ (1,785,682)	$ 16,431

Statement of Changes in Net Assets

	MassMutual Select OTC 100 Fund	
	Six Months Ended June 30, 2007 (Unaudited)	**Year Ended December 31, 2006**
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income (loss)	$ (60,997)	$ (151,002)
Net realized gain (loss) on investment transactions	2,889,078	3,433,656
Net change in unrealized appreciation (depreciation) on investments	1,439,408	(124,005)
Net increase (decrease) in net assets resulting from operations	**4,267,489**	**3,158,649**
Distributions to shareholders (Note 2):		
From net investment income:		
Class A	-	-
Class L	-	-
Class Y	-	-
Class S	-	-
Class N	-	-
Total distributions from net investment income	**-**	**-**
From net realized gains:		
Class A	-	-
Class L	-	-
Class Y	-	-
Class S	-	-
Class N	-	-
Total distributions from net realized gains	**-**	**-**
Net fund share transactions (Note 5):		
Class A	(4,423,900)	(5,944,441)
Class L	(2,398,756)	(3,607,659)
Class Y	(144,902)	(1,178,623)
Class S	(2,422,057)	(4,391,517)
Class N	(12,024)	(30,902)
Increase (decrease) in net assets from fund share transactions	**(9,401,639)**	**(15,153,142)**
Total increase (decrease) in net assets	**(5,134,150)**	**(11,994,493)**
Net assets:		
Beginning of year	49,705,668	61,700,161
End of year	$44,571,518	$ 49,705,668
Undistributed net investment income (distributions in excess of net investment income) included in net assets at the end of the year	$ (56,652)	$ 4,345

* *Fund commenced operations on August 29, 2006.*

The accompanying notes are an integral part of the financial statements.

	MassMutual Select Focused Value Fund		MassMutual Select Mid-Cap Value Fund	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Period Ended December 31, 2006*
	$ (9,130,783)	$ 15,718,929	$ 494,293	$ 68,580
	81,643,443	95,447,118	6,150,473	206,403
	28,083,854	62,812,113	10,675,265	466,247
	100,596,514	**173,978,160**	**17,320,031**	**741,230**
	-	(3,658,397)	-	(785)
	-	(3,143,920)	-	(2,035)
	-	(2,373,809)	-	-
	-	(6,582,889)	-	(95,745)
	-	(29,866)	-	-
	-	**(15,788,881)**	**-**	**(98,565)**
	-	(22,576,332)	-	(626)
	-	(16,975,932)	-	(1,727)
	-	(11,510,012)	-	-
	-	(30,619,407)	-	(63,811)
	-	(212,331)	-	-
	-	**(81,894,014)**	**-**	**(66,164)**
	(35,589,656)	5,344,278	8,025,814	481,541
	(37,801,705)	5,131,188	68,675,530	1,592,125
	(10,726,227)	18,416,185	855,040	(14,419)
	(21,144,285)	(88,762)	63,408,359	60,211,343
	336,337	586,935	42,096	(14,184)
	(104,925,536)	**29,389,824**	**141,006,839**	**62,256,406**
	(4,329,022)	**105,685,089**	**158,326,870**	**62,832,907**
	1,011,540,543	905,855,454	62,832,907	-
	$ 1,007,211,521	$1,011,540,543	$221,159,777	$62,832,907
	$ 1,340,594	$ 10,471,377	$ 494,205	$ (88)

Statement of Changes in Net Assets

	MassMutual Select Small Cap Value Equity Fund	
	Six Months Ended June 30, 2007 (Unaudited)	**Period Ended December 31, 2006***
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income (loss)	$ 969,725	$ 181,481
Net realized gain (loss) on investment transactions	4,806,551	401,406
Net change in unrealized appreciation (depreciation) on investments	(1,389,823)	1,960,358
Net increase (decrease) in net assets resulting from operations	**4,386,453**	**2,543,245**
Distributions to shareholders (Note 2):		
From net investment income:		
Class A	-	(13,927)
Class L	-	(4,760)
Class Y	-	(11,044)
Class S	-	(138,323)
Total distributions from net investment income	**-**	**(168,054)**
From net realized gains:		
Class A	-	-
Class L	-	-
Class Y	-	-
Class S	-	-
Class N	-	-
Total distributions from net realized gains	**-**	**-**
Net fund share transactions (Note 5):		
Class A	8,338,585	3,401,430
Class L	39,761,603	1,003,523
Class Y	1,090,753	2,172,039
Class S	66,690,551	28,091,931
Class N	-	100,100
Increase (decrease) in net assets from fund share transactions	**115,881,492**	**34,769,023**
Total increase (decrease) in net assets	**120,267,945**	**37,144,214**
Net assets:		
Beginning of year	37,144,214	-
End of year	$157,412,159	$37,144,214
Undistributed net investment income (distributions in excess of net investment income) included in net assets at the end of the year	$ 979,319	$ 9,594

*   *Fund commenced operations on March 31, 2006.*

The accompanying notes are an integral part of the financial statements.

	MassMutual Select Small Company Value Fund		MassMutual Select Small Cap Core Equity Fund		MassMutual Select Mid Cap Growth Equity Fund	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Period Ended December 31, 2006*	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
	$ 338,948	$ 898,625	$ 79,288	$ 57,183	$ (301,778)	$ 841,905
	52,651,062	63,349,857	406,831	(523,954)	12,344,079	19,278,831
	(4,821,443)	29,735,361	144,797	1,131,127	(287,076)	(14,650,156)
	48,168,567	**93,983,843**	**630,916**	**664,356**	**11,755,225**	**5,470,580**
	-	-	-	(554)	-	(50,421)
	-	-	-	(4,035)	-	(139,593)
	-	(64,858)	-	(2,955)	-	(124,608)
	-	(163,538)	-	(41,395)	-	(472,320)
	-	**(228,396)**	**-**	**(48,939)**	**-**	**(786,942)**
	-	(10,802,878)	-	-	-	-
	-	(10,055,595)	-	-	-	-
	-	(10,656,131)	-	-	-	-
	-	(17,877,441)	-	-	-	-
	-	(88,269)	-	-	-	-
	-	**(49,480,314)**	**-**	**-**	**-**	**-**
	(14,187,995)	29,056,512	2,543,636	753,669	(3,355,166)	(4,709,260)
	(51,149,230)	28,318,396	17,902,761	2,443,541	8,445,819	(9,971,536)
	(29,751,445)	68,192,291	391,436	1,609,742	(15,458,376)	(2,454,801)
	(15,791,567)	50,176,887	8,717,858	20,393,847	13,121,737	(4,093,209)
	452,683	54,418	-	100,100	39,289	70,462
	(110,427,554)	**175,798,504**	**29,555,691**	**25,300,899**	**2,793,303**	**(21,158,344)**
	(62,258,987)	**220,073,637**	**30,186,607**	**25,916,316**	**14,548,528**	**(16,474,706)**
	803,027,785	582,954,148	25,916,316	-	152,118,987	168,593,693
	$ 740,768,798	$ 803,027,785	$ 56,102,923	$ 25,916,316	$ 166,667,515	$ 152,118,987
	$ 1,172,076	$ 833,128	$ 83,834	$ 4,546	$ (283,513)	$ 18,265

Statement of Changes in Net Assets

	MassMutual Select Mid Cap Growth Equity II Fund	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income (loss)	$ (91,253)	$ (453,865)
Net realized gain (loss) on investment transactions	76,614,000	101,662,325
Net change in unrealized appreciation (depreciation) on investments	93,049,703	(13,562,210)
Net increase (decrease) in net assets resulting from operations	**169,572,450**	**87,646,250**
Distributions to shareholders (Note 2):		
From net realized gains:		
Class A	-	(22,630,116)
Class L	-	(38,621,636)
Class Y	-	(12,838,903)
Class S	-	(16,913,241)
Class N	-	(187,256)
Total distributions from net realized gains	**-**	**(91,191,152)**
Net fund share transactions (Note 5):		
Class A	12,343,749	10,412,101
Class L	(89,738,909)	24,296,375
Class Y	6,411,252	41,126,530
Class S	62,138,354	(46,496,757)
Class N	671,155	931,594
Increase (decrease) in net assets from fund share transactions	**(8,174,399)**	**30,269,843**
Total increase (decrease) in net assets	**161,398,051**	**26,724,941**
Net assets:		
Beginning of year	1,260,217,986	1,233,493,045
End of year	$1,421,616,037	$1,260,217,986
Undistributed net investment income (distributions in excess of net investment income) included in net assets at the end of the year	$ (99,316)	$ (8,063)

The accompanying notes are an integral part of the financial statements.

	MassMutual Select Small Cap Growth Equity Fund		MassMutual Select Small Company Growth Fund		MassMutual Select Emerging Growth Fund	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
	$ (1,851,810)	$ (2,754,200)	$ (686,472)	$ (1,512,557)	$ (144,278)	$ (802,346)
	33,099,213	69,524,983	9,865,093	12,542,147	9,875,040	8,102,266
	36,639,388	(15,729,101)	9,720,728	8,300,619	3,986,392	(1,022,868)
	67,886,791	51,041,682	18,899,349	19,330,209	13,717,154	6,277,052
	-	(7,545,360)	-	(4,581,222)	-	-
	-	(6,062,153)	-	(2,225,883)	-	-
	-	(8,456,512)	-	(1,295,426)	-	-
	-	(18,359,819)	-	(2,438,259)	-	-
	-	(67,738)	-	(52,842)	-	-
	-	(40,491,582)	-	(10,593,632)	-	-
	(8,659,937)	14,377,135	(17,391,483)	3,141,193	(1,735,938)	(1,791,276)
	13,190,400	(18,344,498)	5,351,947	941,751	(10,882,310)	(22,077,858)
	(4,793,385)	36,810,331	(4,307,279)	(9,492,527)	(287,058)	(3,948,084)
	5,122,017	(10,701,031)	6,039,780	13,364,071	(8,349,774)	5,492,808
	30,556	45,843	(407,813)	(195,713)	-	-
	4,889,651	22,187,780	(10,714,848)	7,758,775	(21,255,080)	(22,324,410)
	72,776,442	32,737,880	8,184,501	16,495,352	(7,537,926)	(16,047,358)
	626,229,569	593,491,689	160,841,178	144,345,826	110,203,947	126,251,305
	$699,006,011	$626,229,569	$169,025,679	$160,841,178	$102,666,021	$110,203,947
	$ (1,879,528)	$ (27,718)	$ (693,093)	$ (6,621)	$ (151,567)	$ (7,289)

Statement of Changes in Net Assets

	MassMutual Select Diversified International Fund	
	Six Months Ended June 30, 2007 (Unaudited)	**Period Ended December 31, 2006***
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income (loss)	$ 1,427,983	$ 7,040
Net realized gain (loss) on investment transactions	1,514,056	15,335
Net change in unrealized appreciation (depreciation) on investments	13,601,640	49,859
Net increase (decrease) in net assets resulting from operations	**16,543,679**	**72,234**
Distributions to shareholders (Note 2):		
From net investment income:		
Class A	-	(82)
Class L	-	(95)
Class Y	-	(99)
Class S	-	(10,190)
Class N	-	(67)
Total distributions from net investment income	**-**	**(10,533)**
From net realized gains:		
Class A	-	-
Class L	-	-
Class Y	-	-
Class S	-	-
Class N	-	-
Total distributions from net realized gains	**-**	**-**
Net fund share transactions (Note 5):		
Class A	128,509	100,100
Class L	43,286,906	100,100
Class Y	251,561	100,100
Class S	72,112,457	11,345,058
Class N	-	100,100
Increase (decrease) in net assets from fund share transactions	**115,779,433**	**11,745,458**
Total increase (decrease) in net assets	**132,323,112**	**11,807,159**
Net assets:		
Beginning of year	11,807,159	-
End of year	$144,130,271	$11,807,159
Undistributed net investment income (distributions in excess of net investment income) included in net assets at the end of the year	$ 1,443,558	$ 15,575

* *Fund commenced operations on December 14, 2006.*

The accompanying notes are an integral part of the financial statements.

	MassMutual Select Overseas Fund		MassMutual Select Destination Retirement Income Fund		MassMutual Select Destination Retirement 2010 Fund	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
	$ 18,711,328	$ 20,635,558	$ (48,549)	$ 8,816,993	$ (99,061)	$ 4,818,363
	93,475,608	109,119,618	2,966,981	6,454,122	1,661,651	4,791,203
	(9,118,420)	134,871,490	5,702,218	(1,451,218)	5,796,342	(124,788)
	103,068,516	264,626,666	8,620,650	13,819,897	7,358,932	9,484,778
	-	(4,073,572)	-	(1,531,570)	-	(1,500,208)
	-	(4,442,693)	-	(3,081,345)	-	(1,393,414)
	-	(3,961,109)	-	(4,216,776)	-	(1,748,962)
	-	(7,530,640)	-	(267,270)	-	(552,426)
	-	(27,147)	-	(3,466)	-	(5,263)
	-	(20,035,161)	-	(9,100,427)	-	(5,200,273)
	-	(20,650,432)	-	(662,156)	-	(766,860)
	-	(19,761,801)	-	(1,321,548)	-	(615,003)
	-	(16,664,769)	-	(1,608,621)	-	(729,016)
	-	(31,023,295)	-	(95,327)	-	(205,575)
	-	(169,262)	-	(1,712)	-	(2,944)
	-	(88,269,559)	-	(3,689,364)	-	(2,319,398)
	(16,676,299)	65,569,304	1,469,786	11,244,647	14,053,475	23,252,365
	28,049,318	32,431,250	(4,180,913)	(8,564,651)	11,673,151	11,157,595
	(38,553,167)	91,692,594	(13,827,232)	20,003,796	12,266,049	27,044,114
	(1,051,800)	95,615,530	576,722	4,357,661	11,759,196	5,719,939
	903,536	485,262	3,913	15,800	136,131	111,604
	(27,328,412)	285,793,940	(15,957,724)	27,057,253	49,888,002	67,285,617
	75,740,104	442,115,886	(7,337,074)	28,087,359	57,246,934	69,250,724
	1,291,504,254	849,388,368	280,915,668	252,828,309	177,812,980	108,562,256
	$1,367,244,358	$1,291,504,254	$273,578,594	$280,915,668	$235,059,914	$177,812,980
	$ 17,618,008	$ (1,093,320)	$ 714	$ 49,263	$ (66,121)	$ (2,281)

Statement of Changes in Net Assets

	MassMutual Select Destination Retirement 2020 Fund	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income (loss)	$ (858,883)	$ 11,904,727
Net realized gain (loss) on investment transactions	9,673,700	30,507,664
Net change in unrealized appreciation (depreciation) on investments	23,869,175	(2,497,858)
Net increase (decrease) in net assets resulting from operations	**32,683,992**	**39,914,533**
Distributions to shareholders (Note 2):		
From net investment income:		
Class A	-	(3,136,552)
Class L	-	(6,424,077)
Class Y	-	(2,578,683)
Class S	-	(1,570,368)
Class N	-	(5,880)
Total distributions from net investment income	**-**	**(13,715,560)**
From net realized gains:		
Class A	-	(3,362,064)
Class L	-	(6,723,592)
Class Y	-	(2,316,380)
Class S	-	(1,413,065)
Class N	-	(7,343)
Total distributions from net realized gains	**-**	**(13,822,444)**
Net fund share transactions (Note 5):		
Class A	20,367,697	52,046,825
Class L	3,158,655	29,632,727
Class Y	24,179,308	37,913,330
Class S	12,716,128	29,782,159
Class N	81,558	64,500
Increase (decrease) in net assets from fund share transactions	**60,503,346**	**149,439,541**
Total increase (decrease) in net assets	**93,187,338**	**161,816,070**
Net assets:		
Beginning of year	590,488,245	428,672,175
End of year	$683,675,583	$590,488,245
Undistributed net investment income (distributions in excess of net investment income) included in net assets at the end of the year	$ (870,891)	$ (12,008)

The accompanying notes are an integral part of the financial statements.

	MassMutual Select Destination Retirement 2030 Fund		MassMutual Select Destination Retirement 2040 Fund	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
	$ (663,204)	$ 5,057,546	$ (353,321)	$ 1,471,376
	12,892,879	29,708,788	7,572,113	21,479,123
	21,162,959	687,987	14,115,540	(729,493)
	33,392,634	**35,454,321**	**21,334,332**	**22,221,006**
	-	(1,639,686)	-	(461,655)
	-	(3,439,766)	-	(1,563,379)
	-	(1,184,437)	-	(389,713)
	-	(699,932)	-	(338,930)
	-	(2,513)	-	(1,331)
	-	**(6,966,334)**	**-**	**(2,755,008)**
	-	(3,100,821)	-	(1,881,363)
	-	(6,174,734)	-	(5,801,884)
	-	(1,736,195)	-	(1,248,775)
	-	(1,046,333)	-	(1,055,588)
	-	(5,757)	-	(8,120)
	-	**(12,063,840)**	**-**	**(9,995,730)**
	14,217,412	45,529,843	10,097,568	18,379,418
	8,010,632	21,294,973	4,484,322	21,473,945
	15,687,790	32,490,050	6,312,635	22,117,975
	9,617,551	23,392,444	7,227,866	(314,756)
	58,169	39,269	29,757	39,160
	47,591,554	**122,746,579**	**28,152,148**	**61,695,742**
	80,984,188	**139,170,726**	**49,486,480**	**71,166,010**
	435,313,380	296,142,654	241,413,948	170,247,938
	$516,297,568	$435,313,380	$290,900,428	$241,413,948
	$ (671,505)	$ (8,301)	$ (358,118)	$ (4,797)

Financial Highlights *(For a share outstanding throughout each period)*

	Class A			
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05**	**Period ended 12/31/04+**
Net asset value, beginning of period	$ 9.99	$ 9.97	$ 10.00	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.22 ***	0.43 ***	0.33 ***	-
Net realized and unrealized gain (loss) on investments	(0.23)	(0.03)	(0.19)	-
Total income (loss) from investment operations	(0.01)	0.40	0.14	-
Less distributions to shareholders:				
From net investment income	-	(0.38)	(0.17)	-
Net asset value, end of period	$ 9.98	$ 9.99	$ 9.97	$ 10.00
Total Return (a)	(0.10)% (b)**	3.99% (b)	1.37% (b)	0.00%‡
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$60,813	$39,420	$20,689	$ 101
Ratio of expenses to average daily net assets:				
Before expense waiver	1.10% *	1.11%	1.21%	-‡
After expense waiver	1.00% *#	0.96% #	1.00% #	N/A
Net investment income (loss) to average daily net assets	4.46% *	4.28%	3.25%	0.00%‡
Portfolio turnover rate	230% **	162%	566%	N/A

	Class L			
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05**	**Period ended 12/31/04+**
Net asset value, beginning of period	$ 10.01	$ 9.98	$ 10.00	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.23 ***	0.46 ***	0.39 ***	-
Net realized and unrealized gain (loss) on investments	(0.23)	(0.03)	(0.23)	-
Total income from investment operations	0.00	0.43	0.16	-
Less distributions to shareholders:				
From net investment income	-	(0.40)	(0.18)	-
Net asset value, end of period	$ 10.01	$ 10.01	$ 9.98	$ 10.00
Total Return (a)	0.00% **	4.31%	1.57%	0.00%‡
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$21,135	$17,942	$ 3,933	$ 101
Ratio of expenses to average daily net assets:				
Before expense waiver	0.85% *	0.86%	0.96%	-‡
After expense waiver	0.75% *#	0.71% #	0.75% #	N/A
Net investment income (loss) to average daily net assets	4.67% *	4.53%	3.82%	0.00%‡
Portfolio turnover rate	230% **	162%	566%	N/A

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
+   The Fund commenced operations on December 31, 2004.
‡   Amount is de minimis due to the short period of operations.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)   Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class Y			
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05**	**Period ended 12/31/04+**
Net asset value, beginning of period	$ 10.02	$ 9.98	$ 10.00	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.24 ***	0.46 ***	0.37 ***	-
Net realized and unrealized gain (loss) on investments	(0.24)	(0.03)	(0.21)	-
Total income from investment operations	0.00	0.43	0.16	-
Less distributions to shareholders:				
From net investment income	-	(0.39)	(0.18)	-
Net asset value, end of period	$ 10.02	$ 10.02	$ 9.98	$ 10.00
Total Return (a)	0.00% **	4.38%	1.57%	0.00%‡
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$146,513	$109,603	$59,396	$ 101
Ratio of expenses to average daily net assets:				
Before expense waiver	0.70% *	0.70%	0.81%	-‡
After expense waiver	N/A	N/A	0.75% #	N/A
Net investment income (loss) to average daily net assets	4.74% *	4.53%	3.64%	0.00%‡
Portfolio turnover rate	230% **	162%	566%	N/A

	Class S			
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05**	**Period ended 12/31/04+**
Net asset value, beginning of period	$ 10.02	$ 9.99	$ 10.00	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.24 ***	0.46 ***	0.33 ***	-
Net realized and unrealized gain (loss) on investments	(0.23)	(0.03)	(0.16)	-
Total income from investment operations	0.01	0.43	0.17	-
Less distributions to shareholders:				
From net investment income	-	(0.40)	(0.18)	-
Net asset value, end of period	$ 10.03	$ 10.02	$ 9.99	$ 10.00
Total Return (a)	0.10% **	4.31%	1.65%	0.00%‡
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$ 82,760	$ 71,375	$62,533	$49,596
Ratio of expenses to average daily net assets:				
Before expense waiver	0.65% *	0.65%	0.76%	-‡
After expense waiver	N/A	N/A	0.70% #	N/A
Net investment income (loss) to average daily net assets	4.78% *	4.56%	3.23%	0.00%‡
Portfolio turnover rate	230% **	162%	566%	N/A

*　　Annualized.
**　　Percentage represents results for the period and is not annualized.
***　　Per share amount calculated on the average shares method.
\+　　The Fund commenced operations on December 31, 2004.
‡　　Amount is de minimis due to the short period of operations.
\#　　Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)　　Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N			
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05**	**Period ended 12/31/04+**
Net asset value, beginning of period	$ 9.96	$ 9.96	$ 10.00	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.21 ***	0.40 ***	0.28 ***	-
Net realized and unrealized gain (loss) on investments	(0.24)	(0.03)	(0.18)	-
Total income from investment operations	(0.03)	0.37	0.10	-
Less distributions to shareholders:				
From net investment income	-	(0.37)	(0.14)	-
Net asset value, end of period	$ 9.93	$ 9.96	$ 9.96	$ 10.00
Total Return (a)	(0.30)% (b)**	3.73% (b)	0.99% (b)	0.00%‡
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$ 2,545	$ 2,040	$ 208	$ 101
Ratio of expenses to average daily net assets:				
Before expense waiver	1.40% *	1.41%	1.51%	-‡
After expense waiver	1.30% *#	1.26% #	1.30% #	N/A
Net investment income (loss) to average daily net assets	4.14% *	3.99%	2.78%	0.00%‡
Portfolio turnover rate	230% **	162%	566%	N/A

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
*** *Per share amount calculated on the average shares method.*
+   *The Fund commenced operations on December 31, 2004.*
‡   *Amount is de minimis due to the short period of operations.*
#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a) *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b) *Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 11.42	$ 10.56	$ 10.45	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.13***	0.24 ***	0.15 ***	0.11 ***	-
Net realized and unrealized gain (loss) on investments	0.29	0.97	0.20	0.42	-
Total income from investment operations	0.42	1.21	0.35	0.53	-
Less distributions to shareholders:					
From net investment income	-	(0.24)	(0.18)	(0.08)	-
From net realized gains	-	(0.11)	(0.06)	-	-
Total distributions	-	(0.35)	(0.24)	(0.08)	-
Net asset value, end of period	$ 11.84	$ 11.42	$ 10.56	$ 10.45	$10.00
Total Return (a)	3.59%(b)**	11.54% (b)	3.33% (b)	5.34% (b)	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$30,584	$ 32,130	$ 26,267	$ 32,987	$ 1
Ratio of expenses to average daily net assets:					
Before expense waiver	1.24%*	1.23%	1.23%	1.24%	-‡
After expense waiver	1.23%*#	1.21% #	1.21% #	1.21% (c)#	-‡
Net investment income (loss) to average daily net assets	2.21%*	2.16%	1.40%	1.10%	-‡
Portfolio turnover rate	79%**	85%	211%	129%	N/A

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 11.45	$ 10.58	$ 10.48	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.14***	0.26 ***	0.18 ***	0.13 ***	-
Net realized and unrealized gain (loss) on investments	0.28	0.98	0.20	0.43	-
Total income from investment operations	0.42	1.24	0.38	0.56	-
Less distributions to shareholders:					
From net investment income	-	(0.26)	(0.22)	(0.08)	-
From net realized gains	-	(0.11)	(0.06)	-	-
Total distributions	-	(0.37)	(0.28)	(0.08)	-
Net asset value, end of period	$ 11.87	$ 11.45	$ 10.58	$ 10.48	$10.00
Total Return (a)	3.67%**	11.73%	3.63%	5.62%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$90,335	$ 94,872	$101,151	$104,995	$ 1
Ratio of expenses to average daily net assets:					
Before expense waiver	0.99%*	0.98%	0.98%	0.98%	-‡
After expense waiver	0.98%*#	0.96% #	0.96% #	0.96% (c)#	-‡
Net investment income (loss) to average daily net assets	2.46%*	2.39%	1.68%	1.28%	-‡
Portfolio turnover rate	79%**	85%	211%	129%	N/A

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
***   *Per share amount calculated on the average shares method.*
†   *Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.*
+   *The Fund commenced operations on December 31, 2003.*
‡   *Amount is de minimis due to the short period of operations.*
#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)   *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)   *Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*
(c)   *The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 11.45	$ 10.58	$ 10.48	$ 10.00	$ 10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.15***	0.28 ***	0.19 ***	0.14 ***	-
Net realized and unrealized gain (loss) on investments	0.29	0.98	0.20	0.43	-
Total income from investment operations	0.44	1.26	0.39	0.57	-
Less distributions to shareholders:					
From net investment income	-	(0.28)	(0.23)	(0.09)	-
From net realized gains	-	(0.11)	(0.06)	-	-
Total distributions	-	(0.39)	(0.29)	(0.09)	-
Net asset value, end of period	$ 11.89	$ 11.45	$ 10.58	$ 10.48	$ 10.00
Total Return (a)	3.84%**	11.90%	3.76%	5.74%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$87,351	$ 95,028	$78,145	$99,246	$ 1
Ratio of expenses to average daily net assets:					
Before expense waiver	0.84%*	0.83%	0.83%	0.83%	-‡
After expense waiver	0.83%*#	0.81% #	0.81% #	0.81% (b)#	-‡
Net investment income (loss) to average daily net assets	2.60%*	2.54%	1.82%	1.41%	-‡
Portfolio turnover rate	79%**	85%	211%	129%	N/A

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 11.45	$ 10.58	$ 10.49	$ 10.00	$ 10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.16***	0.29 ***	0.20 ***	0.12 ***	-
Net realized and unrealized gain (loss) on investments	0.28	0.98	0.19	0.47	-
Total income from investment operations	0.44	1.27	0.39	0.59	-
Less distributions to shareholders:					
From net investment income	-	(0.29)	(0.24)	(0.10)	-
From net realized gains	-	(0.11)	(0.06)	-	-
Total distributions	-	(0.40)	(0.30)	(0.10)	-
Net asset value, end of period	$ 11.89	$ 11.45	$ 10.58	$ 10.49	$ 10.00
Total Return (a)	3.84%**	11.97%	3.85%	5.76%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$29,456	$ 23,044	$15,026	$13,159	$10,001
Ratio of expenses to average daily net assets:					
Before expense waiver	0.79%*	0.78%	0.78%	0.84%	-‡
After expense waiver	0.78%*#	0.76% #	0.76% #	0.76% (b)#	-‡
Net investment income (loss) to average daily net assets	2.73%*	2.60%	1.90%	1.18%	-‡
Portfolio turnover rate	79%**	85%	211%	129%	N/A

*	*Annualized.*
**	*Percentage represents results for the period and is not annualized.*
***	*Per share amount calculated on the average shares method.*
†	*Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.*
+	*The Fund commenced operations on December 31, 2003.*
‡	*Amount is de minimis due to the short period of operations.*
#	*Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)	*Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)	*The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Six months ended 6/30/07 (Unaudited)	Class N			
		Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 11.41	$ 10.56	$ 10.46	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.11***	0.20 ***	0.12 ***	0.08 ***	-
Net realized and unrealized gain (loss) on investments	0.28	0.97	0.21	0.42	-
Total income from investment operations	0.39	1.17	0.33	0.50	-
Less distributions to shareholders:					
From net investment income	-	(0.21)	(0.17)	(0.04)	-
From net realized gains	-	(0.11)	(0.06)	-	-
Total distributions	-	(0.32)	(0.23)	(0.04)	-
Net asset value, end of period	$ 11.80	$ 11.41	$ 10.56	$ 10.46	$10.00
Total Return (a)	3.42%(b)**	11.21% (b)	3.02% (b)	5.02% (b)	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 584	$ 572	$ 419	$ 422	$ 1
Ratio of expenses to average daily net assets:					
Before expense waiver	1.54%*	1.53%	1.53%	1.55%	-‡
After expense waiver	1.53%*#	1.51% #	1.51% #	1.51% (c)#	-‡
Net investment income (loss) to average daily net assets	1.92%*	1.83%	1.13%	0.78%	-‡
Portfolio turnover rate	79%**	85%	211%	129%	N/A

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
***   *Per share amount calculated on the average shares method.*
†   *Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.*
+   *The Fund commenced operations on December 31, 2003.*
‡   *Amount is de minimis due to the short period of operations.*
#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)   *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)   *Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*
(c)   *The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

	Class A			
	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Period ended 12/31/04†
Net asset value, beginning of period	$ 13.08	$ 11.26	$ 10.93	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.10***	0.20 ***	0.14 ***	0.04 ***
Net realized and unrealized gain (loss) on investments	0.68	2.20	0.54	0.94
Total income from investment operations	0.78	2.40	0.68	0.98
Less distributions to shareholders:				
From net investment income	-	(0.17)	(0.12)	(0.04)
From net realized gains	-	(0.41)	(0.23)	(0.01)
Total distributions	-	(0.58)	(0.35)	(0.05)
Net asset value, end of period	$ 13.86	$ 13.08	$ 11.26	$ 10.93
Total Return (a)	5.96%(b)**	21.41% (b)	6.23% (b)	9.83% (b)**
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$100,782	$ 82,361	$29,953	$ 4,998
Ratio of expenses to average daily net assets:				
Before expense waiver	1.08%*	1.08%	1.09%	1.15% *
After expense waiver	N/A	N/A	N/A	1.09% *#
Net investment income (loss) to average daily net assets	1.48%*	1.58%	1.27%	1.99% *
Portfolio turnover rate	8%**	15%	16%	5% **

	Class L			
	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Period ended 12/31/04†
Net asset value, beginning of period	$ 13.13	$ 11.28	$ 10.93	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.12***	0.23 ***	0.17 ***	0.05 ***
Net realized and unrealized gain (loss) on investments	0.67	2.22	0.54	0.94
Total income from investment operations	0.79	2.45	0.71	0.99
Less distributions to shareholders:				
From net investment income	-	(0.19)	(0.13)	(0.05)
From net realized gains	-	(0.41)	(0.23)	(0.01)
Total distributions	-	(0.60)	(0.36)	(0.06)
Net asset value, end of period	$ 13.92	$ 13.13	$ 11.28	$ 10.93
Total Return (a)	6.02%**	21.82%	6.42%	9.99% **
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$ 87,360	$ 57,853	$29,455	$20,480
Ratio of expenses to average daily net assets:				
Before expense waiver	0.79%*	0.79%	0.80%	0.86% *
After expense waiver	N/A	N/A	N/A	0.80% *#
Net investment income (loss) to average daily net assets	1.80%*	1.84%	1.55%	2.28% *
Portfolio turnover rate	8%**	15%	16%	5% **

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
†   For the period from October 15, 2004 (commencement of operations) through December 31, 2004.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)   Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Period ended 12/31/04†
Net asset value, beginning of period	$ 13.12	$ 11.27	$ 10.93	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.13***	0.24 ***	0.19 ***	0.05 ***
Net realized and unrealized gain (loss) on investments	0.68	2.22	0.53	0.94
Total income from investment operations	0.81	2.46	0.72	0.99
Less distributions to shareholders:				
From net investment income	-	(0.20)	(0.15)	(0.05)
From net realized gains	-	(0.41)	(0.23)	(0.01)
Total distributions	-	(0.61)	(0.38)	(0.06)
Net asset value, end of period	$ 13.93	$ 13.12	$ 11.27	$ 10.93
Total Return (a)	6.17%**	21.92%	6.61%	9.91% **
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$150,947	$142,836	$ 56,761	$ 1,273
Ratio of expenses to average daily net assets:				
Before expense waiver	0.68%*	0.68%	0.69%	0.75% *
After expense waiver	N/A	N/A	N/A	0.69% *#
Net investment income (loss) to average daily net assets	1.88%*	1.95%	1.70%	2.39% *
Portfolio turnover rate	8%**	15%	16%	5% **

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Period ended 12/31/04†
Net asset value, beginning of period	$ 13.14	$ 11.28	$ 10.94	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.13***	0.25 ***	0.19 ***	0.06 ***
Net realized and unrealized gain (loss) on investments	0.69	2.23	0.53	0.94
Total income from investment operations	0.82	2.48	0.72	1.00
Less distributions to shareholders:				
From net investment income	-	(0.21)	(0.15)	(0.05)
From net realized gains	-	(0.41)	(0.23)	(0.01)
Total distributions	-	(0.62)	(0.38)	(0.06)
Net asset value, end of period	$ 13.96	$ 13.14	$ 11.28	$ 10.94
Total Return (a)	6.24%**	22.08%	6.59%	10.03% **
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$333,143	$246,598	$186,641	$173,341
Ratio of expenses to average daily net assets:				
Before expense waiver	0.58%*	0.58%	0.59%	0.65% *
After expense waiver	N/A	N/A	N/A	0.59% *#
Net investment income (loss) to average daily net assets	1.97%*	2.02%	1.75%	2.49% *
Portfolio turnover rate	8%**	15%	16%	5% **

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
*** *Per share amount calculated on the average shares method.*
†   *For the period from October 15, 2004 (commencement of operations) through December 31, 2004.*
#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)   *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)   *Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N			
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05**	**Period ended 12/31/04†**
Net asset value, beginning of period	**$ 13.09**	**$ 11.28**	**$ 10.94**	**$ 10.00**
Income (loss) from investment operations:				
Net investment income (loss)	0.08***	0.16 ***	0.11 ***	0.04 ***
Net realized and unrealized gain (loss) on investments	0.67	2.21	0.52	0.94
Total income from investment operations	0.75	2.37	0.63	0.98
Less distributions to shareholders:				
From net investment income	-	(0.15)	(0.06)	(0.03)
From net realized gains	-	(0.41)	(0.23)	(0.01)
Total distributions	-	(0.56)	(0.29)	(0.04)
Net asset value, end of period	**$ 13.84**	**$ 13.09**	**$ 11.28**	**$ 10.94**
Total Return (a)	5.73%(b)**	21.11% (b)	5.77% (b)	9.84% (b)**
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$ 2,450	$ 1,547	$ 147	$ 187
Ratio of expenses to average daily net assets:				
Before expense waiver	1.39%*	1.39%	1.40%	1.46% *
After expense waiver	N/A	N/A	N/A	1.40% *#
Net investment income (loss) to average daily net assets	1.16%*	1.30%	0.95%	1.63% *
Portfolio turnover rate	8%**	15%	16%	5% **

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
***   *Per share amount calculated on the average shares method.*
†   *For the period from October 15, 2004 (commencement of operations) through December 31, 2004.*
\#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)   *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)   *Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 12.28	$ 11.14	$ 10.75	$ 10.01	$ 7.79	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	0.06***	0.11 ***	0.11 ***	0.10 ***	0.10 ***	0.08 ***
Net realized and unrealized gain (loss) on investments	0.97	2.16	0.65	0.84	2.19	(2.25)
Total income (loss) from investment operations	1.03	2.27	0.76	0.94	2.29	(2.17)
Less distributions to shareholders:						
From net investment income	-	(0.11)	(0.11)	(0.09)	(0.07)	(0.04)
From net realized gains	-	(1.02)	(0.26)	(0.11)	-	-
Total distributions	-	(1.13)	(0.37)	(0.20)	(0.07)	(0.04)
Net asset value, end of period	$ 13.31	$ 12.28	$ 11.14	$ 10.75	$ 10.01	$ 7.79
Total Return (a)	8.39%(c)**	20.54% (c)	7.08% (c)	9.34% (c)	29.43%	(21.67)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$297,797	$310,438	$252,362	$214,886	$129,552	$ 37,973
Ratio of expenses to average daily net assets:						
Before expense waiver	1.23%*	1.23%	1.23%	1.23%	1.24%	1.27%
After expense waiver	N/A	N/A	N/A	1.22% (b)#	1.22% (b)#	1.20% (b)#
Net investment income (loss) to average daily net assets	0.91%*	0.92%	0.97%	0.96%	1.18%	1.00%
Portfolio turnover rate	16%**	43%	33%	31%	28%	38%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 12.33	$ 11.17	$ 10.78	$ 10.03	$ 7.81	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	0.07***	0.14 ***	0.14 ***	0.12 ***	0.13 ***	0.10 ***
Net realized and unrealized gain (loss) on investments	0.98	2.18	0.64	0.85	2.18	(2.24)
Total income (loss) from investment operations	1.05	2.32	0.78	0.97	2.31	(2.14)
Less distributions to shareholders:						
From net investment income	-	(0.14)	(0.13)	(0.11)	(0.09)	(0.05)
From net realized gains	-	(1.02)	(0.26)	(0.11)	-	-
Total distributions	-	(1.16)	(0.39)	(0.22)	(0.09)	(0.05)
Net asset value, end of period	$ 13.38	$ 12.33	$ 11.17	$ 10.78	$ 10.03	$ 7.81
Total Return (a)	8.52%**	20.90%	7.28%	9.65%	29.56%	(21.40)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$291,878	$298,276	$231,639	$236,583	$133,178	$ 44,235
Ratio of expenses to average daily net assets:						
Before expense waiver	0.98%*	0.98%	0.98%	0.98%	0.99%	1.02%
After expense waiver	N/A	N/A	N/A	0.97% (b)#	0.97% (b)#	0.95% (b)#
Net investment income (loss) to average daily net assets	1.14%*	1.18%	1.23%	1.21%	1.44%	1.24%
Portfolio turnover rate	16%**	43%	33%	31%	28%	38%

*   Annualized.
**   Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
†   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.
(c) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 12.34	$ 11.19	$ 10.78	$ 10.03	$ 7.80	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	0.08***	0.16 ***	0.15 ***	0.14 ***	0.14 ***	0.12 ***
Net realized and unrealized gain (loss) on investments	0.99	2.17	0.66	0.84	2.19	(2.26)
Total income (loss) from investment operations	1.07	2.33	0.81	0.98	2.33	(2.14)
Less distributions to shareholders:						
From net investment income	-	(0.16)	(0.14)	(0.12)	(0.10)	(0.06)
From net realized gains	-	(1.02)	(0.26)	(0.11)	-	-
Total distributions	-	(1.18)	(0.40)	(0.23)	(0.10)	(0.06)
Net asset value, end of period	$ 13.41	$ 12.34	$ 11.19	$ 10.78	$ 10.03	$ 7.80
Total Return (a)	8.58%**	21.05%	7.55%	9.78%	29.82%	(21.41)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$149,838	$134,485	$ 85,569	$120,769	$ 82,989	$ 40,511
Ratio of expenses to average daily net assets:						
Before expense waiver	0.83%*	0.83%	0.83%	0.83%	0.84%	0.87%
After expense waiver	N/A	N/A	N/A	0.82% (b)#	0.82% (b)#	0.81% (b)#
Net investment income (loss) to average daily net assets	1.30%*	1.32%	1.35%	1.35%	1.60%	1.44%
Portfolio turnover rate	16%**	43%	33%	31%	28%	38%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 12.36	$ 11.20	$ 10.80	$ 10.05	$ 7.81	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	0.09***	0.17 ***	0.16 ***	0.14 ***	0.14 ***	0.12 ***
Net realized and unrealized gain (loss) on investments	0.98	2.17	0.66	0.85	2.20	(2.25)
Total income (loss) from investment operations	1.07	2.34	0.82	0.99	2.34	(2.13)
Less distributions to shareholders:						
From net investment income	-	(0.16)	(0.16)	(0.13)	(0.10)	(0.06)
From net realized gains	-	(1.02)	(0.26)	(0.11)	-	-
Total distributions	-	(1.18)	(0.42)	(0.24)	(0.10)	(0.06)
Net asset value, end of period	$ 13.43	$ 12.36	$ 11.20	$ 10.80	$ 10.05	$ 7.81
Total Return (a)	8.66%**	21.06%	7.57%	9.80%	29.97%	(21.35)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$564,940	$540,185	$418,271	$325,701	$228,535	$ 101,228
Ratio of expenses to average daily net assets:						
Before expense waiver	0.79%*	0.79%	0.79%	0.79%	0.80%	0.83%
After expense waiver	N/A	N/A	N/A	0.78% (b)#	0.78% (b)#	0.77% (b)#
Net investment income (loss) to average daily net assets	1.34%*	1.37%	1.41%	1.40%	1.63%	1.36%
Portfolio turnover rate	16%**	43%	33%	31%	28%	38%

* Annualized.

** Percentage represents results for the period and is not annualized.

*** Per share amount calculated on the average shares method.

† Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.

\# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a) Employee benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Fundamental Value Fund – Financial Statements (Continued)

Financial Highlights *(For a share outstanding throughout each period)*

				Class N		
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05†**	**Year ended 12/31/04**	**Year ended 12/31/03**	**Year ended 12/31/02++**
Net asset value, beginning of period	$ 12.20	$ 11.07	$ 10.69	$ 9.94	$ 7.76	$ 7.76
Income (loss) from investment operations:						
Net investment income (loss)	0.04***	0.07 ***	0.07 ***	0.07 ***	0.08 ***	(0.00)***††
Net realized and unrealized gain (loss) on investments	0.97	2.14	0.65	0.84	2.17	(0.00)††
Total income (loss) from investment operations	1.01	2.21	0.72	0.91	2.25	(0.00)
Less distributions to shareholders:						
From net investment income	-	(0.06)	(0.08)	(0.05)	(0.07)	-
From net realized gains	-	(1.02)	(0.26)	(0.11)	-	-
Total distributions	-	(1.08)	(0.34)	(0.16)	(0.07)	-
Net asset value, end of period	$ 13.21	$ 12.20	$ 11.07	$ 10.69	$ 9.94	$ 7.76
Total Return (a)	8.28%(c)**	20.09% (c)	6.76% (c)	9.10% (c)	29.03% (c)	- ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 2,753	$ 1,667	$ 1,998	$ 1,644	$ 1,968	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.53%*	1.53%	1.53%	1.53%	1.54%	- ‡
After expense waiver	N/A	N/A	N/A	1.52% (b)#	1.52% (b)#	- ‡
Net investment income (loss) to average daily net assets	0.63%*	0.62%	0.67%	0.65%	0.83%	- ‡
Portfolio turnover rate	16%**	43%	33%	31%	28%	38%

* Annualized.

** Percentage represents results for the period and is not annualized.

*** Per share amount calculated on the average shares method.

† Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.

†† Amount is less than $0.01 per share.

++ Class N commenced operations on December 31, 2002.

‡ Amount is de minimis due to the short period of operations.

\# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a) Employee benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

(c) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.07	$ 10.49	$ 10.48	$ 9.55	$ 7.66	$ 9.34
Income (loss) from investment operations:						
Net investment income (loss)	0.04***	0.07 ***	0.04 ***	0.07 ***	0.08 ***	0.07 ***
Net realized and unrealized gain (loss) on investments	0.72	1.25	1.02	1.16	1.91	(1.68)
Total income (loss) from investment operations	0.76	1.32	1.06	1.23	1.99	(1.61)
Less distributions to shareholders:						
From net investment income	-	(0.06)	(0.04)	(0.07)	(0.10)	(0.07)
From net realized gains	-	(1.68)	(1.01)	(0.23)	-	-
Total distributions	-	(1.74)	(1.05)	(0.30)	(0.10)	(0.07)
Net asset value, end of period	$ 10.83	$ 10.07	$ 10.49	$ 10.48	$ 9.55	$ 7.66
Total Return (a)	7.55%(c)**	12.83% (c)	10.16% (c)	12.91% (c)	25.96%	(17.28)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$28,135	$ 28,143	$ 28,829	$ 25,523	$ 21,341	$ 15,852
Ratio of expenses to average daily net assets:						
Before expense waiver	1.30%*	1.31%	1.30%	1.33%	1.29%	1.30%
After expense waiver	N/A	N/A	N/A	1.29% (b)#	1.27% (b)#	1.29% #
Net investment income (loss) to average daily net assets	0.70%*	0.65%	0.36%	0.69%	0.99%	0.79%
Portfolio turnover rate	62%**	177%	94%	161%	66%	105%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.08	$ 10.51	$ 10.50	$ 9.57	$ 7.67	$ 9.34
Income (loss) from investment operations:						
Net investment income (loss)	0.05***	0.10 ***	0.06 ***	0.09 ***	0.10 ***	0.09 ***
Net realized and unrealized gain (loss) on investments	0.73	1.25	1.02	1.17	1.92	(1.67)
Total income (loss) from investment operations	0.78	1.35	1.08	1.26	2.02	(1.58)
Less distributions to shareholders:						
From net investment income	-	(0.10)	(0.06)	(0.10)	(0.12)	(0.09)
From net realized gains	-	(1.68)	(1.01)	(0.23)	-	-
Total distributions	-	(1.78)	(1.07)	(0.33)	(0.12)	(0.09)
Net asset value, end of period	$ 10.86	$ 10.08	$ 10.51	$ 10.50	$ 9.57	$ 7.67
Total Return (a)	7.74%**	13.06%	10.39%	13.16%	26.34%	(16.97)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$12,243	$ 12,075	$ 8,753	$ 7,461	$ 6,313	$ 4,727
Ratio of expenses to average daily net assets:						
Before expense waiver	1.05%*	1.06%	1.05%	1.08%	1.04%	1.05%
After expense waiver	N/A	N/A	N/A	1.04% (b)#	1.02% (b)#	1.04% #
Net investment income (loss) to average daily net assets	0.94%*	0.93%	0.60%	0.94%	1.24%	1.07%
Portfolio turnover rate	62%**	177%	94%	161%	66%	105%

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
†   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
\#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)   The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.
(c)   Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.14	$ 10.55	$ 10.54	$ 9.59	$ 7.68	$ 9.35
Income (loss) from investment operations:						
Net investment income (loss)	0.06***	0.12 ***	0.08 ***	0.10 ***	0.12 ***	0.10 ***
Net realized and unrealized gain (loss) on investments	0.73	1.26	1.02	1.19	1.91	(1.67)
Total income (loss) from investment operations	0.79	1.38	1.10	1.29	2.03	(1.57)
Less distributions to shareholders:						
From net investment income	-	(0.11)	(0.08)	(0.11)	(0.12)	(0.10)
From net realized gains	-	(1.68)	(1.01)	(0.23)	-	-
Total distributions	-	(1.79)	(1.09)	(0.34)	(0.12)	(0.10)
Net asset value, end of period	$ 10.93	$ 10.14	$ 10.55	$ 10.54	$ 9.59	$ 7.68
Total Return (a)	7.79%**	13.33%	10.49%	13.47%	26.40%	(16.87)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 5,775	$ 5,136	$ 4,110	$ 2,891	$ 3,378	$ 7,543
Ratio of expenses to average daily net assets:						
Before expense waiver	0.90%*	0.91%	0.90%	0.93%	0.88%	0.90%
After expense waiver	N/A	N/A	N/A	0.88% (b)#	0.86% (b)#	0.89% #
Net investment income (loss) to average daily net assets	1.09%*	1.06%	0.75%	1.06%	1.42%	1.18%
Portfolio turnover rate	62%**	177%	94%	161%	66%	105%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.12	$ 10.54	$ 10.52	$ 9.59	$ 7.68	$ 9.35
Income (loss) from investment operations:						
Net investment income (loss)	0.06***	0.12 ***	0.09 ***	0.11 ***	0.12 ***	0.10 ***
Net realized and unrealized gain (loss) on investments	0.73	1.26	1.02	1.17	1.92	(1.68)
Total income (loss) from investment operations	0.79	1.38	1.11	1.28	2.04	(1.58)
Less distributions to shareholders:						
From net investment income	-	(0.12)	(0.08)	(0.12)	(0.13)	(0.09)
From net realized gains	-	(1.68)	(1.01)	(0.23)	-	-
Total distributions	-	(1.80)	(1.09)	(0.35)	(0.13)	(0.09)
Net asset value, end of period	$ 10.91	$ 10.12	$ 10.54	$ 10.52	$ 9.59	$ 7.68
Total Return (a)	7.70%**	13.40%	10.66%	13.31%	26.63%	(16.83)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$55,848	$ 52,627	$ 55,895	$ 51,940	$ 67,536	$ 60,499
Ratio of expenses to average daily net assets:						
Before expense waiver	0.85%*	0.86%	0.85%	0.88%	0.84%	0.85%
After expense waiver	N/A	N/A	N/A	0.84% (b)#	0.82% (b)#	0.84% #
Net investment income (loss) to average daily net assets	1.14%*	1.11%	0.81%	1.12%	1.45%	1.22%
Portfolio turnover rate	62%**	177%	94%	161%	66%	105%

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
†   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)   The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

			Class N			
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05†**	**Year ended 12/31/04**	**Year ended 12/31/03**	**Period ended 12/31/02++**
Net asset value, beginning of period	$ 10.09	$ 10.51	$ 10.50	$ 9.56	$ 7.63	$ 7.62
Income (loss) from investment operations:						
Net investment income (loss)	0.02***	0.04 ***	0.01 ***	0.04 ***	0.06 ***	0.00***††
Net realized and unrealized gain (loss) on investments	0.72	1.26	1.01	1.15	1.90	0.01
Total income from investment operations	0.74	1.30	1.02	1.19	1.96	0.01
Less distributions to shareholders:						
From net investment income	-	(0.04)	(0.00)††	(0.02)	(0.03)	-
From net realized gains	-	(1.68)	(1.01)	(0.23)	-	-
Total distributions	-	(1.72)	(1.01)	(0.25)	(0.03)	-
Net asset value, end of period	$ 10.83	$ 10.09	$ 10.51	$ 10.50	$ 9.56	$ 7.63
Total Return (a)	7.33%(c)**	12.59% (c)	9.83% (c)	12.51% (c)	25.73% (c)	-‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 153	$ 142	$ 140	$ 282	$ 315	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.60%*	1.61%	1.59%	1.63%	1.58%	-‡
After expense waiver	N/A	N/A	N/A	1.58% (b)#	1.56% (b)#	-‡
Net investment income (loss) to average daily net assets	0.40%*	0.36%	0.06%	0.39%	0.70%	-‡
Portfolio turnover rate	62%**	177%	94%	161%	66%	105%

*	*Annualized.*
**	*Percentage represents results for the period and is not annualized.*
***	*Per share amount calculated on the average shares method.*
†	*Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.*
††	*Amount is less than $0.01 per share.*
++	*Class N commenced operations on December 31, 2002.*
‡	*Amount is de minimis due to the short period of operations.*
#	*Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)	*Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)	*The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.*
(c)	*Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 12.84	$ 11.28	$ 10.39	$ 9.35	$ 7.24	$ 8.74
Income (loss) from investment operations:						
Net investment income (loss)	0.04***	0.04 ***	0.05 ***	0.04 ***	0.04 ***	0.02 ***
Net realized and unrealized gain (loss) on investments	0.83	1.56	0.89	1.04	2.10	(1.49)
Total income (loss) from investment operations	0.87	1.60	0.94	1.08	2.14	(1.47)
Less distributions to shareholders:						
From net investment income	-	(0.04)	(0.05)	(0.04)	(0.03)	(0.03)
Net asset value, end of period	$ 13.71	$ 12.84	$ 11.28	$ 10.39	$ 9.35	$ 7.24
Total Return (a)	6.78%(c)**	14.21% (c)	9.05% (c)	11.55% (c)	29.61%	(16.86)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$416,314	$401,790	$354,647	$266,753	$153,918	$ 92,001
Ratio of expenses to average daily net assets:						
Before expense waiver	1.25%*	1.25%	1.25%	1.25%	1.25%	1.24%
After expense waiver	N/A	N/A	N/A	1.25% (b)#	1.24% (b)#	1.23% (b)#
Net investment income (loss) to average daily net assets	0.69%*	0.37%	0.44%	0.41%	0.45%	0.29%
Portfolio turnover rate	4%**	18%	7%	3%	7%	25%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 12.88	$ 11.32	$ 10.43	$ 9.37	$ 7.26	$ 8.76
Income (loss) from investment operations:						
Net investment income (loss)	0.06***	0.07 ***	0.07 ***	0.06 ***	0.06 ***	0.04 ***
Net realized and unrealized gain (loss) on investments	0.84	1.56	0.90	1.06	2.10	(1.50)
Total income (loss) from investment operations	0.90	1.63	0.97	1.12	2.16	(1.46)
Less distributions to shareholders:						
From net investment income	-	(0.07)	(0.08)	(0.06)	(0.05)	(0.04)
Net asset value, end of period	$ 13.78	$ 12.88	$ 11.32	$ 10.43	$ 9.37	$ 7.26
Total Return (a)	6.99%**	14.42%	9.25%	11.94%	29.79%	(16.64)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$248,313	$397,105	$369,858	$316,841	$207,025	$ 114,417
Ratio of expenses to average daily net assets:						
Before expense waiver	1.00%*	1.00%	1.00%	1.00%	1.00%	1.00%
After expense waiver	N/A	N/A	N/A	1.00% (b)#	0.99% (b)#	0.98% (b)#
Net investment income (loss) to average daily net assets	0.93%*	0.63%	0.69%	0.65%	0.70%	0.53%
Portfolio turnover rate	4%**	18%	7%	3%	7%	25%

*   Annualized.

**   Percentage represents results for the period and is not annualized.

***   Per share amount calculated on the average shares method.

†   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change.

\#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b)   The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

(c)   Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 12.91	$ 11.34	$ 10.45	$ 9.39	$ 7.27	$ 8.77
Income (loss) from investment operations:						
Net investment income (loss)	0.07***	0.09 ***	0.09 ***	0.08 ***	0.07 ***	0.05 ***
Net realized and unrealized gain (loss) on investments	0.84	1.57	0.89	1.05	2.11	(1.50)
Total income (loss) from investment operations	0.91	1.66	0.98	1.13	2.18	(1.45)
Less distributions to shareholders:						
From net investment income	-	(0.09)	(0.09)	(0.07)	(0.06)	(0.05)
Net asset value, end of period	$ 13.82	$ 12.91	$ 11.34	$ 10.45	$ 9.39	$ 7.27
Total Return (a)	7.05%**	14.65%	9.37%	12.06%	30.04%	(16.52)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$194,905	$218,268	$146,699	$127,223	$ 78,751	$ 39,762
Ratio of expenses to average daily net assets:						
Before expense waiver	0.85%*	0.85%	0.85%	0.85%	0.85%	0.84%
After expense waiver	N/A	N/A	N/A	0.85% (b)#	0.84% (b)#	0.83% (b)#
Net investment income (loss) to average daily net assets	1.10%*	0.78%	0.84%	0.81%	0.85%	0.66%
Portfolio turnover rate	4%**	18%	7%	3%	7%	25%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 12.93	$ 11.36	$ 10.46	$ 9.40	$ 7.27	$ 8.78
Income (loss) from investment operations:						
Net investment income (loss)	0.08***	0.10 ***	0.10 ***	0.09 ***	0.08 ***	0.06 ***
Net realized and unrealized gain (loss) on investments	0.84	1.57	0.90	1.05	2.12	(1.51)
Total income (loss) from investment operations	0.92	1.67	1.00	1.14	2.20	(1.45)
Less distributions to shareholders:						
From net investment income	-	(0.10)	(0.10)	(0.08)	(0.07)	(0.06)
Net asset value, end of period	$ 13.85	$ 12.93	$ 11.36	$ 10.46	$ 9.40	$ 7.27
Total Return (a)	7.12%**	14.71%	9.57%	12.11%	30.24%	(16.53)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$651,599	$615,354	$546,331	$436,983	$339,287	$ 233,510
Ratio of expenses to average daily net assets:						
Before expense waiver	0.76%*	0.76%	0.76%	0.76%	0.76%	0.75%
After expense waiver	N/A	N/A	N/A	0.76% (b)#	0.75% (b)#	0.74% (b)#
Net investment income (loss) to average daily net assets	1.15%*	0.86%	0.93%	0.88%	0.94%	0.76%
Portfolio turnover rate	4%**	18%	7%	3%	7%	25%

*   Annualized.

**   Percentage represents results for the period and is not annualized.

*** Per share amount calculated on the average shares method.

†   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change.

\#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b)   The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N					
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05†**	**Year ended 12/31/04**	**Year ended 12/31/03**	**Period ended 12/31/02++**
Net asset value, beginning of period	$ 12.71	$ 11.17	$ 10.29	$ 9.25	$ 7.21	$ 7.19
Income (loss) from investment operations:						
Net investment income (loss)	0.03***	0.01 ***	0.02 ***	0.01***	0.03 ***	0.00***††
Net realized and unrealized gain (loss) on investments	0.82	1.54	0.87	1.03	2.07	0.02
Total income from investment operations	0.85	1.55	0.89	1.04	2.10	0.02
Less distributions to shareholders:						
From net investment income	-	(0.01)	(0.01)	-	(0.06)	-
Net asset value, end of period	$ 13.56	$ 12.71	$ 11.17	$ 10.29	$ 9.25	$ 7.21
Total Return (a)	6.69%(c)**	13.87% (c)	8.65% (c)	11.24%(c)	29.18% (c)	-‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 1,036	$ 2,596	$ 2,279	$ 2,911	$ 2,891	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.55%*	1.55%	1.55%	1.55%	1.57%	-‡
After expense waiver	N/A	N/A	N/A	1.55%#	1.56% (b)#	N/A
Net investment income (loss) to average daily net assets	0.52%*	0.08%	0.15%	0.08%	0.33%	0.00%‡
Portfolio turnover rate	4%**	18%	7%	3%	7%	25%

*   Annualized.

**   Percentage represents results for the period and is not annualized.

***   Per share amount calculated on the average shares method.

†   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change.

††   Amount is less than $0.01 per share.

++   Class N commenced operations on December 31, 2002.

‡   Amount is de minimis due to the short period of operations.

Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b)   The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

(c)   Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 13.03	$ 11.47	$ 11.12	$ 10.23	$ 8.09	$ 10.55
Income (loss) from investment operations:						
Net investment income (loss)	0.09***	0.16 ***	0.13 ***	0.13 ***	0.08 ***	0.07 ***
Net realized and unrealized gain (loss) on investments	0.77	1.55	0.33	0.89	2.14	(2.47)
Total income (loss) from investment operations	0.86	1.71	0.46	1.02	2.22	(2.40)
Less distributions to shareholders:						
From net investment income	-	(0.15)	(0.11)	(0.13)	(0.08)	(0.06)
Tax return of capital	-	(0.00)†	-	-	-	-
Total distributions	-	(0.15)	(0.11)	(0.13)	(0.08)	(0.06)
Net asset value, end of period	$ 13.89	$ 13.03	$ 11.47	$ 11.12	$ 10.23	$ 8.09
Total Return (a)	6.60%(b)**	14.95% (b)	4.17% (b)	10.01% (b)	27.49%	(22.74)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$315,053	$297,468	$271,778	$275,920	$160,470	$ 70,695
Ratio of expenses to average daily net assets:						
Before expense waiver	0.85%*	0.85%	0.85%	0.85%	0.85%	0.85%
After expense waiver	0.65%#*	0.67% #	0.75% #	0.78% #	N/A	N/A
Net investment income (loss) to average daily net assets	1.30%*	1.30%	1.13%	1.32%	0.94%	0.78%
Portfolio turnover rate	2%**	4%	6%	3%	2%	5%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 13.07	$ 11.50	$ 11.16	$ 10.26	$ 8.11	$ 10.58
Income (loss) from investment operations:						
Net investment income (loss)	0.10***	0.19 ***	0.15 ***	0.16 ***	0.11 ***	0.10 ***
Net realized and unrealized gain (loss) on investments	0.79	1.57	0.34	0.89	2.15	(2.48)
Total income (loss) from investment operations	0.89	1.76	0.49	1.05	2.26	(2.38)
Less distributions to shareholders:						
From net investment income	-	(0.19)	(0.15)	(0.15)	(0.11)	(0.09)
Tax return of capital	-	(0.00)†	-	-	-	-
Total distributions	-	(0.19)	(0.15)	(0.15)	(0.11)	(0.09)
Net asset value, end of period	$ 13.96	$ 13.07	$ 11.50	$ 11.16	$ 10.26	$ 8.11
Total Return (a)	6.81%**	15.28%	4.41%	10.25%	27.88%	(22.53)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$357,159	$337,639	$282,034	$218,755	$176,247	$ 54,756
Ratio of expenses to average daily net assets:						
Before expense waiver	0.60%*	0.60%	0.60%	0.60%	0.60%	0.60%
After expense waiver	0.40%#*	0.42% #	0.50% #	0.53% #	N/A	N/A
Net investment income (loss) to average daily net assets	1.55%*	1.56%	1.38%	1.52%	1.21%	1.05%
Portfolio turnover rate	2%**	4%	6%	3%	2%	5%

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
*** *Per share amount calculated on the average shares method.*
†   *Amount is less than $0.01 per share.*
\#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)   *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)   *Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 13.12	$ 11.54	$ 11.19	$ 10.29	$ 8.12	$ 10.60
Income (loss) from investment operations:						
Net investment income (loss)	0.10***	0.19 ***	0.16 ***	0.17 ***	0.12 ***	0.11 ***
Net realized and unrealized gain (loss) on investments	0.78	1.57	0.34	0.89	2.16	(2.49)
Total income (loss) from investment operations	0.88	1.76	0.50	1.06	2.28	(2.38)
Less distributions to shareholders:						
From net investment income	-	(0.18)	(0.15)	(0.16)	(0.11)	(0.10)
Tax return of capital	-	(0.00)†	-	-	-	-
Total distributions	-	(0.18)	(0.15)	(0.16)	(0.11)	(0.10)
Net asset value, end of period	$ 14.00	$ 13.12	$ 11.54	$ 11.19	$ 10.29	$ 8.12
Total Return (a)	6.71%**	15.27%	4.49%	10.31%	28.10%	(22.47)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$511,270	$494,849	$467,422	$419,366	$299,713	$ 198,240
Net expenses to average daily net assets	0.45%*	0.45%	0.45%	0.45%	0.45%	0.45%
Net investment income (loss) to average daily net assets	1.50%*	1.53%	1.43%	1.63%	1.34%	1.18%
Portfolio turnover rate	2%**	4%	6%	3%	2%	5%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 13.25	$ 11.65	$ 11.30	$ 10.38	$ 8.19	$ 10.68
Income (loss) from investment operations:						
Net investment income (loss)	0.10***	0.19 ***	0.16 ***	0.17 ***	0.12 ***	0.11 ***
Net realized and unrealized gain (loss) on investments	0.79	1.60	0.35	0.91	2.18	(2.50)
Total income (loss) from investment operations	0.89	1.79	0.51	1.08	2.30	(2.39)
Less distributions to shareholders:						
From net investment income	-	(0.19)	(0.16)	(0.16)	(0.11)	(0.10)
Tax return of capital	-	(0.00)†	-	-	-	-
Total distributions	-	(0.19)	(0.16)	(0.16)	(0.11)	(0.10)
Net asset value, end of period	$ 14.14	$ 13.25	$ 11.65	$ 11.30	$ 10.38	$ 8.19
Total Return (a)	6.72%**	15.35%	4.47%	10.39%	28.10%	(22.41)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$787,050	$751,170	$677,171	$724,614	$710,691	$ 567,426
Net expenses to average daily net assets	0.42%*	0.42%	0.42%	0.42%	0.42%	0.42%
Net investment income (loss) to average daily net assets	1.53%*	1.56%	1.45%	1.62%	1.37%	1.20%
Portfolio turnover rate	2%**	4%	6%	3%	2%	5%

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
†   Amount is less than $0.01 per share.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Z

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 13.25	$ 11.65	$ 11.30	$ 10.38	$ 8.19	$ 10.68
Income (loss) from investment operations:						
Net investment income (loss)	0.12***	0.22 ***	0.19 ***	0.21 ***	0.15 ***	0.13 ***
Net realized and unrealized gain (loss) on investments	0.79	1.59	0.34	0.90	2.17	(2.50)
Total income (loss) from investment operations	0.91	1.81	0.53	1.11	2.32	(2.37)
Less distributions to shareholders:						
From net investment income	-	(0.21)	(0.18)	(0.19)	(0.13)	(0.12)
Tax return of capital	-	(0.00)†	-	-	-	-
Total distributions	-	(0.21)	(0.18)	(0.19)	(0.13)	(0.12)
Net asset value, end of period	$ 14.16	$ 13.25	$ 11.65	$ 11.30	$ 10.38	$ 8.19
Total Return (a)	6.87%**	15.59%	4.72%	10.68%	28.39%	(22.23)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$445,460	$373,069	$251,403	$130,164	$ 42,906	$ 16,821
Net expenses to average daily net assets	0.20%*	0.20%	0.20%	0.20%	0.21%	0.20%
Net investment income (loss) to average daily net assets	1.74%*	1.78%	1.68%	1.93%	1.59%	1.42%
Portfolio turnover rate	2%**	4%	6%	3%	2%	5%

Class N

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Period ended 12/31/02++
Net asset value, beginning of period	$ 12.90	$ 11.35	$ 11.02	$ 10.15	$ 8.05	$ 8.05
Income (loss) from investment operations:						
Net investment income (loss)	0.07***	0.12 ***	0.09 ***	0.10 ***	0.06 ***	0.00 †
Net realized and unrealized gain (loss) on investments	0.77	1.54	0.34	0.87	2.14	(0.00)†
Total income (loss) from investment operations	0.84	1.66	0.43	0.97	2.20	0.00
Less distributions to shareholders:						
From net investment income	-	(0.11)	(0.10)	(0.10)	(0.10)	-
Tax return of capital	-	(0.00)†	-	-	-	-
Total distributions	-	(0.11)	(0.10)	(0.10)	(0.10)	-
Net asset value, end of period	$ 13.74	$ 12.90	$ 11.35	$ 11.02	$ 10.15	$ 8.05
Total Return (a)	6.51%(b)**	14.67% (b)	3.86% (b)	9.59% (b)	27.34% (b)	0.00% ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 4,274	$ 5,079	$ 4,757	$ 3,710	$ 2,487	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.15%*	1.15%	1.15%	1.15%	1.15%	- ‡
After expense waiver	0.95%#*	0.97% #	1.05% #	1.07% #	N/A	N/A
Net investment income (loss) to average daily net assets	1.00%*	1.00%	0.84%	1.00%	0.64%	0.00% ‡
Portfolio turnover rate	2%**	4%	6%	3%	2%	5%

*   Annualized.

**   Percentage represents results for the period and is not annualized.

***   Per share amount calculated on the average shares method.

†   Amount is less than $0.01 per share.

++   Class N commenced operations on December 31, 2002.

‡   Amount is de minimis due to the short period of operations.

\#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b)   Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

	Class A		Class L		Class Y	
	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+
Net asset value, beginning of period	**$ 10.72**	**$ 10.00**	**$ 10.73**	**$ 10.00**	**$ 10.74**	**$ 10.00**
Income (loss) from investment operations:						
Net investment income (loss)	0.03***	0.01 ***	0.04***	0.03 ***	0.05***	(0.01) ***
Net realized and unrealized gain (loss) on investments	0.84	0.74	0.84	0.74	0.84	0.79
Total income from investment operations	0.87	0.75	0.88	0.77	0.89	0.78
Less distributions to shareholders:						
From net investment income	-	(0.01)	-	(0.02)	-	(0.02)
From net realized gains	-	(0.02)	-	(0.02)	-	(0.02)
Total distributions	-	(0.03)	-	(0.04)	-	(0.04)
Net asset value, end of period	**$ 11.59**	**$ 10.72**	**$ 11.61**	**$ 10.73**	**$ 11.63**	**$ 10.74**
Total Return (a)	8.12%(b)**	7.55% (b)**	8.20%**	7.76% **	8.29%**	7.86% **
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$19,886	$ 9,179	$ 9,294	$ 8,000	$11,484	$ 4,436
Ratio of expenses to average daily net assets:						
Before expense waiver	1.40%*	1.67% *	1.15%*	1.42% *	1.00%*	1.27% *
After expense waiver	1.35%*#	1.35% *#	1.10%*#	1.10% *#	0.95%*#	0.95% *#
Net investment income (loss) to average daily net assets	0.50%*	0.13% *	0.74%*	0.43% *	0.90%*	(0.08)% *
Portfolio turnover rate	51%**	79% **	51%**	79% **	51%**	79% **

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
+	The Fund commenced operations on March 31, 2006.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)	Total return excludes sales charges and would be lower for the period if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class S		Class N	
	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+
Net asset value, beginning of period	$ 10.74	$ 10.00	$ 10.71	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.05***	(0.04)***	0.01***	(0.02)***
Net realized and unrealized gain (loss) on investments	0.85	0.75	0.84	0.75
Total income from investment operations	0.90	0.79	0.85	0.73
Less distributions to shareholders:				
From net investment income	-	(0.03)	-	-
From net realized gains	-	(0.02)	-	(0.02)
Total distributions	-	(0.05)	-	(0.02)
Net asset value, end of period	$ 11.64	$ 10.74	$ 11.56	$ 10.71
Total Return (a)	8.38%**	7.90% **	7.94%(b)**	7.33% (b)**
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$ 6,492	$10,349	$ 116	$ 107
Ratio of expenses to average daily net assets:				
Before expense waiver	0.90%*	1.17% *	1.70%*	1.97% *
After expense waiver	0.90%*#	0.90% *#	1.65%*#	1.65% *#
Net investment income (loss) to average daily net assets	0.94%*	(0.53)% *	0.19%*	(0.22)% *
Portfolio turnover rate	51%**	79% **	51%**	79% **

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
*** *Per share amount calculated on the average shares method.*
\+   *The Fund commenced operations on March 31, 2006.*
\#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)   *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)   *Total return excludes sales charges and would be lower for the period if it reflected these charges.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 9.75	$ 9.01	$ 8.74	$ 8.33	$ 6.72	$ 9.07
Income (loss) from investment operations:						
Net investment income (loss)	0.00***†	(0.01)***	(0.02)***	0.03 ***	(0.01)***	(0.01)***
Net realized and unrealized gain (loss) on investments	0.83	0.75	0.29	0.41	1.63	(2.34)
Total income (loss) from investment operations	0.83	0.74	0.27	0.44	1.62	(2.35)
Less distributions to shareholders:						
From net investment income	-	-	-	(0.03)	(0.01)	(0.00)†
Net asset value, end of period	$ 10.58	$ 9.75	$ 9.01	$ 8.74	$ 8.33	$ 6.72
Total Return (a)	8.51%(c)**	8.21% (c)	3.09% (c)	5.32% (c)	24.09%	(25.91)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 47,833	$ 39,055	$ 36,742	$ 37,377	$ 26,955	$ 4,914
Ratio of expenses to average daily net assets:						
Before expense waiver	1.38%*	1.39%	1.39%	1.38%	1.39%	1.38%
After expense waiver	1.28%#*	1.31% #	N/A	1.38% (b)#	1.38% (b)#	1.38% #
Net investment income (loss) to average daily net assets	0.03%*	(0.12)%	(0.20)%	0.37%	(0.13)%	(0.20)%
Portfolio turnover rate	19%**	98%	28%	22%	23%	30%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 9.87	$ 9.10	$ 8.81	$ 8.39	$ 6.76	$ 9.09
Income (loss) from investment operations:						
Net investment income (loss)	0.01***	0.01 ***	0.00 ***†	0.05 ***	0.01 ***	(0.00)***†
Net realized and unrealized gain (loss) on investments	0.84	0.77	0.29	0.42	1.63	(2.33)
Total income (loss) from investment operations	0.85	0.78	0.29	0.47	1.64	(2.33)
Less distributions to shareholders:						
From net investment income	-	(0.01)	-	(0.05)	(0.01)	-
Net asset value, end of period	$ 10.72	$ 9.87	$ 9.10	$ 8.81	$ 8.39	$ 6.76
Total Return (a)	8.61%**	8.52%	3.32%	5.58%	24.25%	(25.63)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$364,559	$280,094	$270,082	$301,734	$302,292	$ 217,427
Ratio of expenses to average daily net assets:						
Before expense waiver	1.13%*	1.14%	1.14%	1.13%	1.13%	1.13%
After expense waiver	1.03%#*	1.06% #	N/A	1.13% (b)#	1.12% (b)#	1.13% #
Net investment income (loss) to average daily net assets	0.25%*	0.13%	0.05%	0.54%	0.14%	(0.05)%
Portfolio turnover rate	19%**	98%	28%	22%	23%	30%

* Annualized.

** Percentage represents results for the period and is not annualized.

*** Per share amount calculated on the average shares method.

† Amount is less than $0.01 per share.

†† Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.

\# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

(c) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 9.87	$ 9.11	$ 8.82	$ 8.39	$ 6.77	$ 9.10
Income (loss) from investment operations:						
Net investment income (loss)	0.02***	0.03 ***	0.01 ***	0.06 ***	0.02 ***	0.01 ***
Net realized and unrealized gain (loss) on investments	0.84	0.76	0.30	0.43	1.62	(2.34)
Total income (loss) from investment operations	0.86	0.79	0.31	0.49	1.64	(2.33)
Less distributions to shareholders:						
From net investment income	-	(0.03)	(0.02)	(0.06)	(0.02)	(0.00)†
Net asset value, end of period	$ 10.73	$ 9.87	$ 9.11	$ 8.82	$ 8.39	$ 6.77
Total Return (a)	8.71%**	8.64%	3.46%	5.83%	24.26%	(25.56)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 31,331	$44,656	$ 4,732	$ 4,331	$ 3,626	$ 827
Ratio of expenses to average daily net assets:						
Before expense waiver	1.01%*	1.00%	1.02%	1.01%	1.01%	1.01%
After expense waiver	0.91%#*	0.93% #	N/A	1.01% (b)#	1.01% (b)#	1.01% #
Net investment income (loss) to average daily net assets	0.43%*	0.29%	0.17%	0.68%	0.26%	0.12%
Portfolio turnover rate	19%**	98%	28%	22%	23%	30%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 9.91	$ 9.14	$ 8.84	$ 8.42	$ 6.78	$ 9.10
Income (loss) from investment operations:						
Net investment income (loss)	0.03***	0.03 ***	0.03 ***	0.07 ***	0.03 ***	0.02 ***
Net realized and unrealized gain (loss) on investments	0.84	0.77	0.30	0.42	1.64	(2.33)
Total income (loss) from investment operations	0.87	0.80	0.33	0.49	1.67	(2.31)
Less distributions to shareholders:						
From net investment income	-	(0.03)	(0.03)	(0.07)	(0.03)	(0.01)
Net asset value, end of period	$ 10.78	$ 9.91	$ 9.14	$ 8.84	$ 8.42	$ 6.78
Total Return (a)	8.78%**	8.74%	3.68%	5.80%	24.58%	(25.43)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$112,068	$66,864	$71,627	$79,072	$ 91,674	$ 72,210
Ratio of expenses to average daily net assets:						
Before expense waiver	0.88%*	0.89%	0.88%	0.88%	0.88%	0.88%
After expense waiver	0.78%#*	0.82% #	N/A	0.87% (b)#	0.87% (b)#	0.88% #
Net investment income (loss) to average daily net assets	0.49%*	0.37%	0.30%	0.77%	0.39%	0.20%
Portfolio turnover rate	19%**	98%	28%	22%	23%	30%

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
†   Amount is less than $0.01 per share.
††   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
\#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)   The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N					
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05††**	**Year ended 12/31/04**	**Year ended 12/31/03**	**Period ended 12/31/02++**
Net asset value, beginning of period	$ 9.63	$ 8.92	$ 8.68	$ 8.27	$ 6.69	$ 6.69
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)***	(0.04)***	(0.04)***	0.01 ***	(0.03)***	0.00 ***†
Net realized and unrealized gain (loss) on investments	0.81	0.75	0.28	0.41	1.61	(0.00)†
Total income (loss) from investment operations	0.80	0.71	0.24	0.42	1.58	0.00
Less distributions to shareholders:						
From net investment income	-	-	-	(0.01)	(0.00)†	-
Net asset value, end of period	$ 10.43	$ 9.63	$ 8.92	$ 8.68	$ 8.27	$ 6.69
Total Return (a)	8.31% (c)**	7.96% (c)	2.77% (c)	5.05% (c)	23.64% (c)	0.00% ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 2,878	$ 3,509	$ 1,957	$ 2,185	$ 1,493	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.68% *	1.69%	1.69%	1.68%	1.69%	- ‡
After expense waiver	1.58% #*	1.61% #	N/A	1.68% (b)#	1.69% (b)#	N/A
Net investment income (loss) to average daily net assets	(0.28)% *	(0.41)%	(0.50)%	0.08%	(0.45)%	0.00% ‡
Portfolio turnover rate	19% **	98%	28%	22%	23%	30%

* Annualized.

** Percentage represents results for the period and is not annualized.

*** Per share amount calculated on the average shares method.

† Amount is less than $0.01 per share.

†† Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.

++ Class N commenced operations on December 31, 2002.

‡ Amount is de minimis due to the short period of operations.

\# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

(c) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 9.88	$ 10.29	$ 9.03	$ 8.48	$ 6.97	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.02)***	(0.05)***	(0.06)***	(0.02)***	(0.03)***	(0.04)***
Net realized and unrealized gain (loss) on investments	0.69	0.05	1.32	0.57	1.54	(2.99)
Total income (loss) from investment operations	0.67	0.00	1.26	0.55	1.51	(3.03)
Less distributions to shareholders:						
From net realized gains	-	(0.41)	-	-	-	-
Net asset value, end of period	$ 10.55	$ 9.88	$ 10.29	$ 9.03	$ 8.48	$ 6.97
Total Return (a)	6.78% (c)**	(0.02)% (c)	13.95% (c)	6.49% (c)	21.66%	(30.30)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 9,051	$ 8,278	$ 3,452	$ 1,997	$ 1,374	$ 826
Ratio of expenses to average daily net assets:						
Before expense waiver	1.35% *	1.39%	1.38%	1.37%	1.34%	1.40%
After expense waiver	N/A	N/A	1.35% #	1.25% (b)#	1.25% (b)#	1.22% (b)#
Net investment income (loss) to average daily net assets	(0.45)% *	(0.55)%	(0.65)%	(0.20)%	(0.34)%	(0.48)%
Portfolio turnover rate	46% **	98%	83%	68%	47%	56%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.14	$ 10.53	$ 9.09	$ 8.52	$ 6.99	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)***	(0.03)***	(0.05)***	0.00 ***†	(0.01)***	(0.01)***
Net realized and unrealized gain (loss) on investments	0.70	0.05	1.49	0.57	1.54	(3.00)
Total income (loss) from investment operations	0.69	0.02	1.44	0.57	1.53	(3.01)
Less distributions to shareholders:						
From net investment income	-	-	-	(0.00)†	-	-
From net realized gains	-	(0.41)	-	-	-	-
Total distributions	-	(0.41)	-	(0.00)	-	-
Net asset value, end of period	$ 10.83	$ 10.14	$ 10.53	$ 9.09	$ 8.52	$ 6.99
Total Return (a)	6.80% **	0.17%	15.84%	6.72%	21.89%	(30.10)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 1,412	$ 1,630	$ 1,032	$ 9,272	$ 7,628	$ 3,883
Ratio of expenses to average daily net assets:						
Before expense waiver	1.10% *	1.15%	1.09%	1.12%	1.09%	1.15%
After expense waiver	N/A	N/A	1.06% #	1.00% (b)#	1.00% (b)#	0.98% (b)#
Net investment income (loss) to average daily net assets	(0.21)% *	(0.30)%	(0.55)%	0.04%	(0.08)%	(0.20)%
Portfolio turnover rate	46% **	98%	83%	68%	47%	56%

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
†	Amount is less than $0.01 per share.
††	Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)	The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.
(c)	Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

MassMutual Select Large Cap Growth Fund – Financial Statements (Continued)

Financial Highlights (For a share outstanding throughout each period)

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.05	$ 10.42	$ 9.10	$ 8.53	$ 7.00	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.00)***†	(0.02)***	(0.02)***	0.02 ***	0.01 ***	(0.01)***
Net realized and unrealized gain (loss) on investments	0.69	0.06	1.34	0.57	1.53	(2.99)
Total income (loss) from investment operations	0.69	0.04	1.32	0.59	1.54	(3.00)
Less distributions to shareholders:						
From net investment income	-	-	-	(0.02)	(0.01)	-
From net realized gains	-	(0.41)	-	-	-	-
Total distributions	-	(0.41)	-	(0.02)	(0.01)	-
Net asset value, end of period	$ 10.74	$ 10.05	$ 10.42	$ 9.10	$ 8.53	$ 7.00
Total Return (a)	6.87% **	0.37%	14.51%	6.86%	22.04%	(30.00)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 12,557	$ 10,043	$ 12,099	$ 9,052	$ 7,697	$ 78
Ratio of expenses to average daily net assets:						
Before expense waiver	0.95% *	0.98%	0.98%	0.97%	0.94%	1.00%
After expense waiver	N/A	N/A	0.95% #	0.85% (b)#	0.86% (b)#	0.82% (b)#
Net investment income (loss) to average daily net assets	(0.05)% *	(0.19)%	(0.26)%	0.19%	0.08%	(0.11)%
Portfolio turnover rate	46% **	98%	83%	68%	47%	56%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.09	$ 10.46	$ 9.14	$ 8.55	$ 7.01	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.00)***†	(0.02)***	(0.02)***	0.01 ***	0.01 ***	(0.00)***†
Net realized and unrealized gain (loss) on investments	0.71	0.06	1.34	0.59	1.54	(2.99)
Total income (loss) from investment operations	0.71	0.04	1.32	0.60	1.55	(2.99)
Less distributions to shareholders:						
From net investment income	-	-	-	(0.01)	(0.01)	-
From net realized gains	-	(0.41)	-	-	-	-
Total distributions	-	(0.41)	-	(0.01)	(0.01)	-
Net asset value, end of period	$ 10.80	$ 10.09	$ 10.46	$ 9.14	$ 8.55	$ 7.01
Total Return (a)	7.04% **	0.36%	14.44%	7.08%	22.05%	(29.90)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 21,110	$ 20,909	$ 26,241	$ 18,791	$ 33,787	$ 28,029
Ratio of expenses to average daily net assets:						
Before expense waiver	0.91% *	0.94%	0.94%	0.93%	0.90%	0.96%
After expense waiver	N/A	N/A	0.91% #	0.81% (b)#	0.81% (b)#	0.77% (b)#
Net investment income (loss) to average daily net assets	(0.01)% *	(0.15)%	(0.21)%	0.16%	0.11%	(0.05)%
Portfolio turnover rate	46% **	98%	83%	68%	47%	56%

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
*** *Per share amount calculated on the average shares method.*
†   *Amount is less than $0.01 per share.*
††   *Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.*
#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a) *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b) *The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

	Class N					
	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Period ended 12/31/02++
Net asset value, beginning of period	$ 9.86	$ 10.31	$ 9.07	$ 8.42	$ 6.94	$ 6.95
Income (loss) from investment operations:						
Net investment income (loss)	(0.04)***	(0.09)***	(0.09)***	(0.07)***	(0.05)***	(0.00)***†
Net realized and unrealized gain (loss) on investments	0.69	0.05	1.33	0.72	1.53	(0.01)
Total income from investment operations	0.65	(0.04)	1.24	0.65	1.48	(0.01)
Less distributions to shareholders:						
From net realized gains	-	(0.41)	-	-	-	-
Net asset value, end of period	$ 10.51	$ 9.86	$ 10.31	$ 9.07	$ 8.42	$ 6.94
Total Return (a)	6.59% (c)**	(0.41)% (c)	13.67% (c)	7.72% (c)	21.33% (c)	- ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 1	$ 1	$ 1	$ 5	$ 125	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.65% *	1.69%	1.66%	1.67%	1.64%	- ‡
After expense waiver	N/A	N/A	1.63% #	1.56% (b)#	1.55% (b)#	- ‡
Net investment income (loss) to average daily net assets	(0.73)% *	(0.93)%	(0.94)%	(0.83)%	(0.63)%	- ‡
Portfolio turnover rate	46% **	98%	83%	68%	47%	56%

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
†	Amount is less than $0.01 per share.
††	Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
++	Class N commenced operations on December 31, 2002.
‡	Amount is de minimis due to the short period of operations.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)	The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.
(c)	Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 8.12	$ 8.00	$ 7.74	$ 7.40	$ 6.04	$ 8.39
Income (loss) from investment operations:						
Net investment income (loss)	0.00***††	0.01 ***	0.00 ***††	0.00 ***††	(0.02)***	(0.03)***
Net realized and unrealized gain (loss) on investments	0.40	0.11	0.26	0.34	1.38	(2.32)
Total income (loss) from investment operations	0.40	0.12	0.26	0.34	1.36	(2.35)
Less distributions to shareholders:						
From net investment income	-	(0.00)††	(0.00)††	(0.00)††	-	-
Net asset value, end of period	$ 8.52	$ 8.12	$ 8.00	$ 7.74	$ 7.40	$ 6.04
Total Return (a)	4.93%(c)**	1.51% (c)	3.39% (c)	4.60% (c)	22.52%	(28.01)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 69,093	$119,863	$229,120	$224,998	$206,097	$ 79,267
Ratio of expenses to average daily net assets:						
Before expense waiver	1.27%*	1.25%	1.25%	1.26%	1.26%	1.26%
After expense waiver	N/A	N/A	N/A	1.24% (b)#	1.18% (b)#	1.22% (b)#
Net investment income (loss) to average daily net assets	0.07%*	0.11%	0.05%	0.01%	(0.31)%	(0.41)%
Portfolio turnover rate	50%**	114%	92%	181%	260%	224%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 8.20	$ 8.09	$ 7.83	$ 7.49	$ 6.10	$ 8.45
Income (loss) from investment operations:						
Net investment income (loss)	0.01***	0.03 ***	0.02 ***	0.02 ***	(0.00)***††	(0.01)***
Net realized and unrealized gain (loss) on investments	0.41	0.12	0.26	0.34	1.39	(2.34)
Total income (loss) from investment operations	0.42	0.15	0.28	0.36	1.39	(2.35)
Less distributions to shareholders:						
From net investment income	-	(0.04)	(0.02)	(0.02)	-	-
Net asset value, end of period	$ 8.62	$ 8.20	$ 8.09	$ 7.83	$ 7.49	$ 6.10
Total Return (a)	5.12%**	1.80%	3.61%	4.82%	22.79%	(27.81)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$171,353	$319,548	$291,037	$276,387	$201,623	$ 99,882
Ratio of expenses to average daily net assets:						
Before expense waiver	1.02%*	1.00%	1.00%	1.01%	1.01%	1.01%
After expense waiver	N/A	N/A	N/A	0.99% (b)#	0.92% (b)#	0.97% (b)#
Net investment income (loss) to average daily net assets	0.32%*	0.36%	0.30%	0.29%	(0.05)%	(0.17)%
Portfolio turnover rate	50%**	114%	92%	181%	260%	224%

* Annualized.
** Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
† Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
†† Amount is less than $0.01 per share.
# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods shown if they reflected these charges.
(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commission were used to reduce operating expenses of the Fund.
(c) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 8.25	$ 8.14	$ 7.88	$ 7.54	$ 6.12	$ 8.47
Income (loss) from investment operations:						
Net investment income (loss)	0.02***	0.04 ***	0.04 ***	0.03 ***	0.01***	(0.00)***††
Net realized and unrealized gain (loss) on investments	0.41	0.11	0.25	0.34	1.41	(2.35)
Total income (loss) from investment operations	0.43	0.15	0.29	0.37	1.42	(2.35)
Less distributions to shareholders:						
From net investment income	-	(0.04)	(0.03)	(0.03)	-	-
Net asset value, end of period	$ 8.68	$ 8.25	$ 8.14	$ 7.88	$ 7.54	$ 6.12
Total Return (a)	5.21%**	1.88%	3.72%	4.92%	23.20%	(27.75)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 60,134	$ 63,323	$115,290	$112,683	$101,937	$ 70,469
Ratio of expenses to average daily net assets:						
Before expense waiver	0.87%*	0.85%	0.85%	0.86%	0.86%	0.86%
After expense waiver	N/A	N/A	N/A	0.84% (b)#	0.77%(b)#	0.82% (b)#
Net investment income (loss) to average daily net assets	0.47%*	0.54%	0.45%	0.42%	0.10%	(0.03)%
Portfolio turnover rate	50%**	114%	92%	181%	260%	224%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 8.28	$ 8.17	$ 7.90	$ 7.56	$ 6.14	$ 8.49
Income (loss) from investment operations:						
Net investment income (loss)	0.02***	0.05 ***	0.04 ***	0.04 ***	0.01***	0.00 ***††
Net realized and unrealized gain (loss) on investments	0.41	0.11	0.27	0.34	1.41	(2.35)
Total income (loss) from investment operations	0.43	0.16	0.31	0.38	1.42	(2.35)
Less distributions to shareholders:						
From net investment income	-	(0.05)	(0.04)	(0.04)	-	-
Net asset value, end of period	$ 8.71	$ 8.28	$ 8.17	$ 7.90	$ 7.56	$ 6.14
Total Return (a)	5.19%**	2.00%	3.91%	4.96%	23.13%	(27.68)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$151,948	$258,838	$269,166	$229,407	$217,508	$ 130,165
Ratio of expenses to average daily net assets:						
Before expense waiver	0.81%*	0.79%	0.79%	0.80%	0.80%	0.80%
After expense waiver	N/A	N/A	N/A	0.78% (b)#	0.71%(b)#	0.76% (b)#
Net investment income (loss) to average daily net assets	0.53%*	0.58%	0.51%	0.48%	0.16%	0.04%
Portfolio turnover rate	50%**	114%	92%	181%	260%	224%

* Annualized.
** Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
† Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
†† Amount is less than $0.01 per share.
\# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods shown if they reflected these charges.
(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N					
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05†**	**Year ended 12/31/04**	**Year ended 12/31/03**	**Period ended 12/31/02++**
Net asset value, beginning of period	$ 7.99	$ 7.89	$ 7.65	$ 7.34	$ 6.01	$ 6.01
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)***	(0.01)***	(0.02)***	(0.02)***	(0.05)***	0.00 ***††
Net realized and unrealized gain (loss) on investments	0.40	0.11	0.26	0.33	1.38	(0.00)††
Total income from investment operations	0.39	0.10	0.24	0.31	1.33	0.00
Net asset value, end of period	$ 8.38	$ 7.99	$ 7.89	$ 7.65	$ 7.34	$ 6.01
Total Return (a)	4.88% (c)**	1.27% (c)	3.14% (c)	4.22% (c)	22.13% (c)	- ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 66	$ 79	$ 1,294	$ 1,472	$ 1,661	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.57% *	1.55%	1.55%	1.56%	1.57%	- ‡
After expense waiver	N/A	N/A	N/A	1.54% (b)#	1.52% (b)#	- ‡
Net investment income (loss) to average daily net assets	(0.24)% *	(0.12)%	(0.25)%	(0.31)%	(0.65)%	- ‡
Portfolio turnover rate	50% **	114%	92%	181%	260%	224%

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
***   *Per share amount calculated on the average shares method.*
†   *Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.*
††   *Amount is less than $0.01 per share.*
++   *Class N commenced operations on December 31, 2002.*
‡   *Amount is de minimis due to short period of operations.*
\#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)   *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods shown if they reflected these charges.*
(b)   *The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.*
(c)   *Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*

The accompanying notes are an integral part of the financial statements.

MassMutual Select Aggressive Growth Fund – Financial Statements (Continued)

Financial Highlights (For a share outstanding throughout each period)

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 6.06	$ 6.47	$ 5.89	$ 4.96	$ 3.80	$ 5.28
Income (loss) from investment operations:						
Net investment income (loss)	(0.03)***	(0.06)***	(0.06)***	(0.04)***	(0.02)***	(0.02)***
Net realized and unrealized gain (loss) on investments	0.43	(0.35)	0.64	0.97	1.18	(1.46)
Total income (loss) from investment operations	0.40	(0.41)	0.58	0.93	1.16	(1.48)
Net asset value, end of period	$ 6.46	$ 6.06	$ 6.47	$ 5.89	$ 4.96	$ 3.80
Total Return (a)	6.60% (c)**	(6.34)% (c)	9.85% (c)	18.75% (c)	30.53%	(28.03)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$111,969	$114,139	$137,756	$117,232	$ 65,012	$ 37,203
Ratio of expenses to average daily net assets:						
Before expense waiver	1.38% *	1.35%	1.35%	1.36%	1.37%	1.37%
After expense waiver	N/A	1.33% #	1.27% #	1.30% (b)#	1.33% (b)#	1.34% (b)#
Net investment income (loss) to average daily net assets	(0.96)% *	(1.01)%	(1.02)%	(0.67)%	(0.56)%	(0.56)%
Portfolio turnover rate	12% **	49%	24%	85%	93%	112%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 6.17	$ 6.56	$ 5.97	$ 5.01	$ 3.82	$ 5.31
Income (loss) from investment operations:						
Net investment income (loss)	(0.02)***	(0.05)***	(0.05)***	(0.02)***	(0.01)***	(0.01)***
Net realized and unrealized gain (loss) on investments	0.43	(0.34)	0.64	0.98	1.20	(1.48)
Total income (loss) from investment operations	0.41	(0.39)	0.59	0.96	1.19	(1.49)
Net asset value, end of period	$ 6.58	$ 6.17	$ 6.56	$ 5.97	$ 5.01	$ 3.82
Total Return (a)	6.65% **	(5.95)%	9.88%	19.16%	31.15%	(28.06)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$134,531	$192,839	$193,605	$152,518	$ 76,120	$ 31,012
Ratio of expenses to average daily net assets:						
Before expense waiver	1.13% *	1.10%	1.10%	1.11%	1.12%	1.12%
After expense waiver	N/A	1.08% #	1.02% #	1.05% (b)#	1.08% (b)#	1.09% (b)#
Net investment income (loss) to average daily net assets	(0.72)% *	(0.76)%	(0.77)%	(0.42)%	(0.32)%	(0.31)%
Portfolio turnover rate	12% **	49%	24%	85%	93%	112%

* Annualized.

** Percentage represents results for the period and is not annualized.

*** Per share amount calculated on the average shares method.

†† Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.

\# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

(c) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 6.22	$ 6.61	$ 6.00	$ 5.03	$ 3.83	$ 5.31
Income (loss) from investment operations:						
Net investment income (loss)	(0.02)***	(0.04)***	(0.04)***	(0.01)***	(0.01)***	(0.01)***
Net realized and unrealized gain (loss) on investments	0.44	(0.35)	0.65	0.98	1.21	(1.47)
Total income (loss) from investment operations	0.42	(0.39)	0.61	0.97	1.20	(1.48)
Net asset value, end of period	$ 6.64	$ 6.22	$ 6.61	$ 6.00	$ 5.03	$ 3.83
Total Return (a)	6.75% **	(5.90)%	10.17%	19.28%	31.33%	(27.87)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 41,726	$ 53,940	$ 41,705	$ 32,242	$ 17,333	$ 10,145
Ratio of expenses to average daily net assets:						
Before expense waiver	0.97% *	0.95%	0.95%	0.96%	0.97%	0.97%
After expense waiver	N/A	0.93% #	0.87% #	0.90% (b)#	0.93% (b)#	0.94% (b)#
Net investment income (loss) to average daily net assets	(0.57)% *	(0.61)%	(0.62)%	(0.27)%	(0.16)%	(0.16)%
Portfolio turnover rate	12% **	49%	24%	85%	93%	112%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 6.26	$ 6.65	$ 6.03	$ 5.05	$ 3.84	$ 5.32
Income (loss) from investment operations:						
Net investment income (loss)	(0.02)***	(0.03)***	(0.03)***	(0.01)***	(0.00)***†	(0.01)***
Net realized and unrealized gain (loss) on investments	0.45	(0.36)	0.65	0.99	1.21	(1.47)
Total income (loss) from investment operations	0.43	(0.39)	0.62	0.98	1.21	(1.48)
Net asset value, end of period	$ 6.69	$ 6.26	$ 6.65	$ 6.03	$ 5.05	$ 3.84
Total Return (a)	6.87% **	(5.86)%	10.28%	19.41%	31.51%	(27.82)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$239,640	$239,162	$240,002	$198,154	$108,281	$ 46,026
Ratio of expenses to average daily net assets:						
Before expense waiver	0.88% *	0.85%	0.85%	0.86%	0.87%	0.87%
After expense waiver	N/A	0.83% #	0.77% #	0.80% (b)#	0.83% (b)#	0.84% (b)#
Net investment income (loss) to average daily net assets	(0.46)% *	(0.51)%	(0.51)%	(0.17)%	(0.06)%	(0.07)%
Portfolio turnover rate	12% **	49%	24%	85%	93%	112%

*　Annualized.

**　Percentage represents results for the period and is not annualized.

***　Per share amount calculated on the average shares method.

†　Amount is less than $0.01 per share.

††　Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.

\#　Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a)　Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b)　The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Period ended 12/31/02++
			Class N			
Net asset value, beginning of period	$ 5.96	$ 6.37	$ 5.83	$ 4.92	$ 3.77	$ 3.77
Income (loss) from investment operations:						
Net investment income (loss)	(0.04)***	(0.08)***	(0.08)***	(0.05)***	(0.04)***	0.00 ***†
Net realized and unrealized gain (loss) on investments	0.41	(0.33)	0.62	0.96	1.19	(0.00)†
Total income from investment operations	0.37	(0.41)	0.54	0.91	1.15	0.00
Net asset value, end of period	$ 6.33	$ 5.96	$ 6.37	$ 5.83	$ 4.92	$ 3.77
Total Return (a)	6.21% (c)**	(6.44)% (c)	9.26% (c)	18.50% (c)	30.50% (c)	- ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 1,182	$ 1,203	$ 1,034	$ 1,144	$ 636	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.68% *	1.65%	1.65%	1.66%	1.68%	- ‡
After expense waiver	N/A	1.63% #	1.57% #	1.59% (b)#	1.64% (b)#	- ‡
Net investment income (loss) to average daily net assets	(1.26)% *	(1.31)%	(1.32)%	(0.99)%	(0.91)%	- ‡
Portfolio turnover rate	12% **	49%	24%	85%	93%	112%

*   Annualized.
**   Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
†   Amount is less than $0.01 per share.
††   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
++   Class N commenced operations on December 31, 2002.
‡   Amount is de minimis due to the short period of operations.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions are used to reduce operating expenses of the Fund.
(c) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 4.37	$ 4.12	$ 4.09	$ 3.74	$ 2.53	$ 4.08
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)***	(0.02)***	(0.02)***	0.00 ***†	(0.03)***	(0.03)***
Net realized and unrealized gain (loss) on investments	0.44	0.27	0.05	0.35	1.24	(1.52)
Total income (loss) from investment operations	0.43	0.25	0.03	0.35	1.21	(1.55)
Less distributions to shareholders:						
From net investment income	-	-	-	(0.00)†	-	-
Net asset value, end of period	$ 4.80	$ 4.37	$ 4.12	$ 4.09	$ 3.74	$ 2.53
Total Return (a)	9.59% (b)**	6.31% (b)	0.73% (b)	9.47% (b)	47.83%	(37.99)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 19,053	$ 21,627	$ 26,216	$32,176	$ 30,349	$ 11,644
Ratio of expenses to average daily net assets:						
Before expense waiver	1.18% *	1.15%	1.11%	1.12%	1.17%	1.18%
After expense waiver	N/A	N/A	N/A	N/A	1.12% #	1.04% #
Net investment income (loss) to average daily net assets	(0.49)% *	(0.50)%	(0.50)%	0.12%	(0.86)%	(0.90)%
Portfolio turnover rate	5% **	7%	17%	30%	66%	65%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 4.44	$ 4.17	$ 4.13	$ 3.77	$ 2.54	$ 4.10
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)***	(0.01)***	(0.01)***	0.01 ***	(0.02)***	(0.02)***
Net realized and unrealized gain (loss) on investments	0.45	0.28	0.05	0.36	1.25	(1.54)
Total income (loss) from investment operations	0.44	0.27	0.04	0.37	1.23	(1.56)
Less distributions to shareholders:						
From net investment income	-	-	-	(0.01)	-	-
Net asset value, end of period	$ 4.88	$ 4.44	$ 4.17	$ 4.13	$ 3.77	$ 2.54
Total Return (a)	9.91% **	6.47%	0.97%	9.82%	48.43%	(38.05)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 8,395	$ 9,960	$ 13,000	$13,101	$ 15,508	$ 6,389
Ratio of expenses to average daily net assets:						
Before expense waiver	0.93% *	0.90%	0.86%	0.87%	0.91%	0.93%
After expense waiver	N/A	N/A	N/A	N/A	0.87% #	0.79% #
Net investment income (loss) to average daily net assets	(0.24)% *	(0.26)%	(0.24)%	0.26%	(0.61)%	(0.65)%
Portfolio turnover rate	5% **	7%	17%	30%	66%	65%

* Annualized.
** Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
† Amount is less than $0.01 per share.
# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 4.47	$ 4.19	$ 4.15	$ 3.79	$ 2.54	$ 4.11
Income (loss) from investment operations:						
Net investment income (loss)	(0.00)***†	(0.01)***	(0.00)***†	0.02 ***	(0.01)***	(0.01)***
Net realized and unrealized gain (loss) on investments	0.45	0.29	0.04	0.36	1.26	(1.56)
Total income (loss) from investment operations	0.45	0.28	0.04	0.38	1.25	(1.57)
Less distributions to shareholders:						
From net investment income	-	-	-	(0.02)	-	-
Net asset value, end of period	$ 4.92	$ 4.47	$ 4.19	$ 4.15	$ 3.79	$ 2.54
Total Return (a)	10.07% **	6.68%	0.96%	9.98%	48.63%	(37.96)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 1,474	$ 1,495	$ 2,628	$ 3,777	$ 3,827	$ 998
Ratio of expenses to average daily net assets:						
Before expense waiver	0.78% *	0.75%	0.71%	0.72%	0.77%	0.78%
After expense waiver	N/A	N/A	N/A	N/A	0.73% #	0.64% #
Net investment income (loss) to average daily net assets	(0.10)% *	(0.12)%	(0.11)%	0.49%	(0.45)%	(0.50)%
Portfolio turnover rate	5% **	7%	17%	30%	66%	65%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 4.51	$ 4.22	$ 4.17	$ 3.81	$ 2.56	$ 4.12
Income (loss) from investment operations:						
Net investment income (loss)	0.00 ***†	(0.00)***†	(0.00)***†	0.02 ***	(0.01)***	(0.01)***
Net realized and unrealized gain (loss) on investments	0.45	0.29	0.05	0.36	1.26	(1.55)
Total income (loss) from investment operations	0.45	0.29	0.05	0.38	1.25	(1.56)
Less distributions to shareholders:						
From net investment income	-	-	-	(0.02)	-	-
Net asset value, end of period	$ 4.96	$ 4.51	$ 4.22	$ 4.17	$ 3.81	$ 2.56
Total Return (a)	9.98% **	6.87%	1.20%	10.00%	48.83%	(37.71)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 15,175	$ 16,179	$ 19,404	$ 25,880	$ 26,424	$ 7,211
Ratio of expenses to average daily net assets:						
Before expense waiver	0.68% *	0.65%	0.61%	0.62%	0.67%	0.68%
After expense waiver	N/A	N/A	N/A	N/A	0.63% #	0.54% #
Net investment income (loss) to average daily net assets	0.01% *	(0.00)%	(0.01)%	0.45%	(0.36)%	(0.41)%
Portfolio turnover rate	5% **	7%	17%	30%	66%	65%

*   Annualized.

**   Percentage represents results for the period and is not annualized.

*** Per share amount calculated on the average shares method.

†   Amount is less than $0.01 per share.

\#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N					
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05**	**Year ended 12/31/04**	**Year ended 12/31/03**	**Period ended 12/31/02++**
Net asset value, beginning of period	$ 4.31	$ 4.07	$ 4.05	$ 3.71	$ 2.52	$ 2.53
Income (loss) from investment operations:						
Net investment income (loss)	(0.02)***	(0.03)***	(0.03)***	0.00 ***†	(0.04)***	(0.00)***†
Net realized and unrealized gain (loss) on investments	0.43	0.27	0.05	0.34	1.23	(0.01)
Total income (loss) from investment operations	0.41	0.24	0.02	0.34	1.19	(0.01)
Less distributions to shareholders:						
From net investment income	-	-	-	(0.00)†	-	-
Net asset value, end of period	$ 4.72	$ 4.31	$ 4.07	$ 4.05	$ 3.71	$ 2.52
Total Return (a)	9.51% (b)**	5.90% (b)	0.49% (b)	9.25% (b)	47.22% (b)	- ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 475	$ 445	$ 451	$ 432	$ 150	$ 100
Ratio of expenses to average daily net assets:						
Before expense waiver	1.48% *	1.45%	1.41%	1.41%	1.46%	- ‡
After expense waiver	N/A	N/A	N/A	N/A	1.42% #	- ‡
Net investment income (loss) to average daily net assets	(0.79)% *	(0.79)%	(0.79)%	0.11%	(1.15)%	- ‡
Portfolio turnover rate	5% **	7%	17%	30%	66%	65%

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
†	Amount is less than $0.01 per share.
++	Class N commenced operations on December 31, 2002.
‡	Amount is de minimis due to the short period of operations.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)	Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 18.08	$ 16.70	$ 17.78	$ 16.92	$ 11.94	$ 13.41
Income (loss) from investment operations:						
Net investment income (loss)	(0.20)***	0.25 ***	(0.00)***†	(0.07)***	(0.06)***	(0.04)***
Net realized and unrealized gain (loss) on investments	2.14	3.02	0.53	1.96	5.45	(1.33)
Total income (loss) from investment operations	1.94	3.27	0.53	1.89	5.39	(1.37)
Less distributions to shareholders:						
From net investment income	-	(0.26)	(0.01)	-	(0.00)†	-
From net realized gains	-	(1.63)	(1.60)	(1.03)	(0.41)	(0.10)
Total distributions	-	(1.89)	(1.61)	(1.03)	(0.41)	(0.10)
Net asset value, end of period	$ 20.02	$ 18.08	$ 16.70	$ 17.78	$ 16.92	$ 11.94
Total Return (a)	10.79% (c)**	19.65% (c)	2.98% (c)	11.33% (c)	45.13%	(10.18)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$266,486	$275,925	$252,047	$228,871	$158,981	$ 54,319
Ratio of expenses to average daily net assets:						
Before expense waiver	1.29% *	1.29%	1.30%	1.30%	1.30%	1.30%
After expense waiver	N/A	N/A	N/A	1.28% (b)#	1.29% (b)#	1.30% (b)#
Net investment income (loss) to average daily net assets	(2.13)% *	1.39%	(0.01)%	(0.40)%	(0.40)%	(0.33)%
Portfolio turnover rate	21% **	36%	31%	32%	31%	78%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 18.34	$ 16.91	$ 17.98	$ 17.05	$ 12.00	$ 13.45
Income (loss) from investment operations:						
Net investment income (loss)	(0.18)***	0.30 ***	0.05 ***	(0.03)***	(0.02)***	(0.01)***
Net realized and unrealized gain (loss) on investments	2.18	3.06	0.53	1.99	5.48	(1.34)
Total income (loss) from investment operations	2.00	3.36	0.58	1.96	5.46	(1.35)
Less distributions to shareholders:						
From net investment income	-	(0.30)	(0.05)	-	(0.00)†	-
From net realized gains	-	(1.63)	(1.60)	(1.03)	(0.41)	(0.10)
Total distributions	-	(1.93)	(1.65)	(1.03)	(0.41)	(0.10)
Net asset value, end of period	$ 20.34	$ 18.34	$ 16.91	$ 17.98	$ 17.05	$ 12.00
Total Return (a)	10.91% **	19.94%	3.26%	11.65%	45.49%	(10.00)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$185,302	$203,635	$180,827	$163,742	$114,730	$ 39,942
Ratio of expenses to average daily net assets:						
Before expense waiver	1.04% *	1.04%	1.05%	1.05%	1.05%	1.05%
After expense waiver	N/A	N/A	N/A	1.03% (b)#	1.04% (b)#	1.05% (b)#
Net investment income (loss) to average daily net assets	(1.87)% *	1.66%	0.26%	(0.16)%	(0.16)%	(0.11)%
Portfolio turnover rate	21% **	36%	31%	32%	31%	78%

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
†	Amount is less than $0.01 per share.
††	Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)	The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.
(c)	Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 18.47	$ 17.02	$ 18.08	$ 17.12	$ 12.03	$ 13.46
Income (loss) from investment operations:						
Net investment income (loss)	(0.18)***	0.32 ***	0.07 ***	(0.00)***†	(0.00)***†	0.03 ***
Net realized and unrealized gain (loss) on investments	2.21	3.09	0.55	1.99	5.50	(1.36)
Total income (loss) from investment operations	2.03	3.41	0.62	1.99	5.50	(1.33)
Less distributions to shareholders:						
From net investment income	-	(0.33)	(0.08)	-	(0.00)†	-
From net realized gains	-	(1.63)	(1.60)	(1.03)	(0.41)	(0.10)
Total distributions	-	(1.96)	(1.68)	(1.03)	(0.41)	(0.10)
Net asset value, end of period	$ 20.50	$ 18.47	$ 17.02	$ 18.08	$ 17.12	$ 12.03
Total Return (a)	10.99% **	20.12%	3.44%	11.78%	45.71%	(9.85)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$149,612	$144,555	$116,392	$ 94,538	$ 78,549	$ 45,302
Ratio of expenses to average daily net assets:						
Before expense waiver	0.89% *	0.89%	0.90%	0.90%	0.89%	0.90%
After expense waiver	N/A	N/A	N/A	0.88% (b)#	0.89% (b)#	0.90% (b)#
Net investment income (loss) to average daily net assets	(1.83)% *	1.79%	0.40%	(0.01)%	(0.01)%	0.24%
Portfolio turnover rate	21% **	36%	31%	32%	31%	78%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 18.59	$ 17.11	$ 18.18	$ 17.19	$ 12.06	$ 13.48
Income (loss) from investment operations:						
Net investment income (loss)	(0.17)***	0.34 ***	0.09 ***	0.01 ***	0.01 ***	0.02 ***
Net realized and unrealized gain (loss) on investments	2.22	3.12	0.54	2.01	5.53	(1.34)
Total income (loss) from investment operations	2.05	3.46	0.63	2.02	5.54	(1.32)
Less distributions to shareholders:						
From net investment income	-	(0.35)	(0.10)	-	(0.00)†	-
From net realized gains	-	(1.63)	(1.60)	(1.03)	(0.41)	(0.10)
Total distributions	-	(1.98)	(1.70)	(1.03)	(0.41)	(0.10)
Net asset value, end of period	$ 20.64	$ 18.59	$ 17.11	$ 18.18	$ 17.19	$ 12.06
Total Return (a)	11.08% **	20.28%	3.45%	11.91%	45.94%	(9.76)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$402,649	$384,859	$354,769	$326,445	$293,759	$114,178
Ratio of expenses to average daily net assets:						
Before expense waiver	0.79% *	0.79%	0.80%	0.80%	0.80%	0.80%
After expense waiver	N/A	N/A	N/A	0.78% (b)#	0.79% (b)#	0.80% (b)#
Net investment income (loss) to average daily net assets	(1.71)% *	1.89%	0.50%	0.08%	0.09%	0.13%
Portfolio turnover rate	21% **	36%	31%	32%	31%	78%

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
†   Amount is less than $0.01 per share.
††   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
\#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)   The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Six months ended 6/30/07 (Unaudited)	Class N				
		Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Period ended 12/31/02++
Net asset value, beginning of period	$ 17.79	$ 16.48	$ 17.60	$ 16.81	$ 11.90	$11.77
Income (loss) from investment operations:						
Net investment income (loss)	(0.24)***	0.18 ***	(0.05)***	(0.12)***	(0.11)***	(0.00)***†
Net realized and unrealized gain (loss) on investments	2.12	2.99	0.53	1.94	5.43	0.13
Total income from investment operations	1.88	3.17	0.48	1.82	5.32	0.13
Less distributions to shareholders:						
From net investment income	-	(0.23)	-	-	(0.00)†	-
Tax return of capital	-	-	-	-	(0.41)	-
From net realized gains	-	(1.63)	(1.60)	(1.03)	-	-
Total distributions	-	(1.86)	(1.60)	(1.03)	(0.41)	-
Net asset value, end of period	$ 19.67	$ 17.79	$ 16.48	$ 17.60	$ 16.81	$11.90
Total Return (a)	10.57% (c)**	19.35% (c)	2.61% (c)	11.05% (c)	44.70% (c)	- ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 3,163	$ 2,567	$ 1,820	$ 1,006	$ 904	$ 102
Ratio of expenses to average daily net assets:						
Before expense waiver	1.59% *	1.60%	1.60%	1.60%	1.61%	- ‡
After expense waiver	N/A	N/A	N/A	1.58% (b)#	1.60% (b)#	- ‡
Net investment income (loss) to average daily net assets	(2.62)% *	1.03%	(0.27)%	(0.72)%	(0.70)%	- ‡
Portfolio turnover rate	21% **	36%	31%	32%	31%	78%

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
†   Amount is less than $0.01 per share.
††   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
++   Class N commenced operations on December 31, 2002.
‡   Amount is de minimis due to the short period of operations.
\#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)   The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.
(c)   Total return excludes sales charge and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class A		Class L		Class Y	
	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+
Net asset value, beginning of period	$ 11.40	$ 10.00	$ 11.42	$ 10.00	$ 11.43	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	0.02***	0.02 ***	0.03***	0.05 ***	0.05***	0.03***
Net realized and unrealized gain (loss) on investments	1.09	1.41	1.09	1.39	1.08	1.40
Total income from investment operations	1.11	1.43	1.12	1.44	1.13	1.43
Less distributions to shareholders:						
From net investment income	-	(0.02)	-	(0.01)	-	-
From net realized gains	-	(0.01)	-	(0.01)	-	-
Total distributions	-	(0.03)	-	(0.02)	-	-
Net asset value, end of period	$ 12.51	$ 11.40	$ 12.54	$ 11.42	$ 12.56	$ 11.43
Total Return (a)	9.74%(b)**	14.27% (b)**	9.81%**	14.47% **	9.89%**	14.42%**
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 8,994	$ 497	$77,482	$ 1,628	$ 897	-
Ratio of expenses to average daily net assets:						
Before expense waiver	1.29%*	2.02% *	1.04%*	1.77% *	0.89%*	1.62%*
After expense waiver	N/A	1.38% *#	N/A	1.13% *#	N/A	0.98%*#
Net investment income (loss) to average daily net assets	0.29%*	0.45% *	0.49%*	1.31% *	0.81%*	0.68%*
Portfolio turnover rate	25%**	7% **	25%**	7% **	25%**	7%**

	Class S		Class N	
	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+
Net asset value, beginning of period	$ 11.42	$ 10.00	$ 11.41	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.04***	0.06 ***	0.00***†	0.00 ****‡
Net realized and unrealized gain (loss) on investments	1.09	1.39	1.11	1.41
Total income from investment operations	1.13	1.45	1.11	1.41
Less distributions to shareholders:				
From net investment income	-	(0.02)	-	-
From net realized gains	-	(0.01)	-	-
Total distributions	-	(0.03)	-	-
Net asset value, end of period	$ 12.55	$ 11.42	$ 12.52	$ 11.41
Total Return (a)	9.98%**	14.50% **	9.82%(b)**	14.22% (b)**
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$133,742	$ 60,708	$ 45	-
Ratio of expenses to average daily net assets:				
Before expense waiver	0.79%*	1.52% *	1.59%*	2.32% *
After expense waiver	N/A	0.88% *#	N/A	1.68% *#
Net investment income (loss) to average daily net assets	0.68%*	1.51% *	0.01%*	(0.02)% *
Portfolio turnover rate	25%**	7% **	25%**	7% **

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
+   The Fund commenced operations on August 29, 2006.
‡   Amount is de minimis due to the short period of operations.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)   Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

	Class A		Class L		Class Y	
	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+
Net asset value, beginning of period	$ 10.90	$ 10.00	$ 10.91	$ 10.00	$ 10.91	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	0.08***	0.10 ***	0.10***	0.13 ***	0.10***	0.10 ***
Net realized and unrealized gain (loss) on investments	0.36	0.84	0.36	0.83	0.37	0.86
Total income from investment operations	0.44	0.94	0.46	0.96	0.47	0.96
Less distributions to shareholders:						
From net investment income	-	(0.04)	-	(0.05)	-	(0.05)
Net asset value, end of period	$ 11.34	$ 10.90	$ 11.37	$ 10.91	$ 11.38	$ 10.91
Total Return (a)	4.13%**	9.32% (b)**	4.22%**	9.61% **	4.31%**	9.61% **
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$12,249	$ 3,653	$42,709	$ 1,041	$ 3,588	$ 2,402
Ratio of expenses to average daily net assets:						
Before expense waiver	1.36%*	1.72% *	1.11%*	1.47% *	0.96%*	1.32% *
After expense waiver	N/A	1.40% *#	N/A	1.15% *#	N/A	1.00% *#
Net investment income (loss) to average daily net assets	1.46%*	1.23% *	1.70%*	1.69% *	1.76%*	1.34% *
Portfolio turnover rate	49%**	63% **	49%**	63% **	49%**	63% **

	Class S		Class N	
	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+
Net asset value, beginning of period	$ 10.91	$ 10.00	$ 10.91	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.12***	0.11 ***	0.05***	0.04 ***
Net realized and unrealized gain (loss) on investments	0.36	0.85	0.39	0.87
Total income from investment operations	0.48	0.96	0.44	0.91
Less distributions to shareholders:				
From net investment income	-	(0.05)	-	-
Net asset value, end of period	$ 11.39	$ 10.91	$ 11.35	$ 10.91
Total Return (a)	4.30%**	9.74% **	4.03%**	9.10% (b)**
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$98,753	$29,939	$ 114	$ 109
Ratio of expenses to average daily net assets:				
Before expense waiver	0.86%*	1.22% *	1.66%*	2.02% *
After expense waiver	N/A	0.95% *#	N/A	1.70% *#
Net investment income (loss) to average daily net assets	2.07%*	1.40% *	0.94%*	0.50% *
Portfolio turnover rate	49%**	63% **	49%**	63% **

* Annualized.
** Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
\+ The Fund commenced operations on March 31, 2006.
\# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 15.32	$ 14.28	$ 14.28	$ 11.96	$ 8.66	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.02)***	(0.03)***	(0.03)***	0.00 ***††	0.02 ***	0.05 ***
Net realized and unrealized gain (loss) on investments	0.96	2.07	0.68	2.65	3.31	(1.37)
Total income (loss) from investment operations	0.94	2.04	0.65	2.65	3.33	(1.32)
Less distributions to shareholders:						
From net investment income	-	-	-	-	(0.01)	(0.02)
From net realized gains	-	(1.00)	(0.65)	(0.33)	(0.02)	-
Total distributions	-	(1.00)	(0.65)	(0.33)	(0.03)	(0.02)
Net asset value, end of period	$ 16.26	$ 15.32	$ 14.28	$ 14.28	$ 11.96	$ 8.66
Total Return (a)	6.14% (c)**	14.46% (c)	4.56% (c)	22.30% (c)	38.66%	(13.27)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$170,734	$174,732	$136,675	$115,807	$ 44,754	$ 8,602
Ratio of expenses to average daily net assets:						
Before expense waiver	1.49% *	1.49%	1.49%	1.49%	1.51%	1.64%
After expense waiver	N/A	N/A	N/A	1.44% (b)#	1.41% (b)#	1.37% (b)#
Net investment income (loss) to average daily net assets	(0.20)% *	(0.18)%	(0.24)%	(0.02)%	0.17%	0.52%
Portfolio turnover rate	21% **	50%	56%	36%	58%	69%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 15.43	$ 14.34	$ 14.31	$ 11.96	$ 8.65	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	0.00 ***	0.01 ***	0.00 ***††	0.03 ***	0.05 ***	0.08 ***
Net realized and unrealized gain (loss) on investments	0.96	2.08	0.68	2.67	3.31	(1.39)
Total income (loss) from investment operations	0.96	2.09	0.68	2.70	3.36	(1.31)
Less distributions to shareholders:						
From net investment income	-	-	-	(0.02)	(0.03)	(0.04)
From net realized gains	-	(1.00)	(0.65)	(0.33)	(0.02)	-
Total distributions	-	(1.00)	(0.65)	(0.35)	(0.05)	(0.04)
Net asset value, end of period	$ 16.39	$ 15.43	$ 14.34	$ 14.31	$ 11.96	$ 8.65
Total Return (a)	6.29% **	14.75%	4.76%	22.68%	38.92%	(13.10)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$123,620	$163,441	$125,631	$116,485	$ 37,776	$ 3,252
Ratio of expenses to average daily net assets:						
Before expense waiver	1.24%*	1.24%	1.24%	1.24%	1.26%	1.39%
After expense waiver	N/A	N/A	N/A	1.19% (b)#	1.17% (b)#	1.11% (b)#
Net investment income (loss) to average daily net assets	0.04%*	0.07%	0.00% †††	0.24%	0.45%	0.86%
Portfolio turnover rate	21%**	50%	56%	36%	58%	69%

* Annualized.
** Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
† Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
†† Amount is less than $0.01 per share.
# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.
(c) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 15.53	$ 14.41	$ 14.35	$ 11.99	$ 8.66	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	0.02***	0.04 ***	0.02 ***	0.05 ***	0.06 ***	0.11 ***
Net realized and unrealized gain (loss) on investments	0.96	2.09	0.69	2.67	3.33	(1.40)
Total income (loss) from investment operations	0.98	2.13	0.71	2.72	3.39	(1.29)
Less distributions to shareholders:						
From net investment income	-	(0.01)	-	(0.03)	(0.04)	(0.05)
From net realized gains	-	(1.00)	(0.65)	(0.33)	(0.02)	-
Total distributions	-	(1.01)	(0.65)	(0.36)	(0.06)	(0.05)
Net asset value, end of period	**$ 16.51**	**$ 15.53**	**$ 14.41**	**$ 14.35**	**$ 11.99**	**$ 8.66**
Total Return (a)	6.31%**	14.93%	4.96%	22.80%	39.16%	(12.92)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$156,033	$174,630	$ 98,126	$100,488	$ 46,409	$ 19,708
Ratio of expenses to average daily net assets:						
Before expense waiver	1.09%*	1.09%	1.09%	1.09%	1.11%	1.24%
After expense waiver	N/A	N/A	N/A	1.04% (b)#	1.01% (b)#	0.92% (b)#
Net investment income (loss) to average daily net assets	0.20%*	0.22%	0.13%	0.37%	0.58%	1.32%
Portfolio turnover rate	21%**	50%	56%	36%	58%	69%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	**$ 15.58**	**$ 14.46**	**$ 14.39**	**$ 12.02**	**$ 8.67**	**$ 10.00**
Income (loss) from investment operations:						
Net investment income (loss)	0.02***	0.04 ***	0.03 ***	0.05 ***	0.06 ***	0.07 ***
Net realized and unrealized gain (loss) on investments	0.97	2.09	0.69	2.68	3.35	(1.36)
Total income (loss) from investment operations	0.99	2.13	0.72	2.73	3.41	(1.29)
Less distributions to shareholders:						
From net investment income	-	(0.01)	-	(0.03)	(0.04)	(0.04)
From net realized gains	-	(1.00)	(0.65)	(0.33)	(0.02)	-
Total distributions	-	(1.01)	(0.65)	(0.36)	(0.06)	(0.04)
Net asset value, end of period	**$ 16.57**	**$ 15.58**	**$ 14.46**	**$ 14.39**	**$ 12.02**	**$ 8.67**
Total Return (a)	6.29%**	14.97%	5.01%	22.86%	39.37%	(12.92)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$288,446	$288,826	$221,271	$188,743	$ 80,661	$ 44,356
Ratio of expenses to average daily net assets:						
Before expense waiver	1.05%*	1.05%	1.05%	1.05%	1.07%	1.20%
After expense waiver	N/A	N/A	N/A	1.00% (b)#	0.97% (b)#	0.96% (b)#
Net investment income (loss) to average daily net assets	0.23%*	0.26%	0.20%	0.40%	0.58%	0.76%
Portfolio turnover rate	21%**	50%	56%	36%	58%	69%

* Annualized.
** Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
† Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
\# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the period presented if they reflected these charges.
(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05†**	**Year ended 12/31/04**	**Year ended 12/31/03**	**Period ended 12/31/02+**
			Class N			
Net asset value, beginning of period	$ 15.08	$ 14.11	$ 14.16	$ 11.90	$ 8.63	$8.59
Income (loss) from investment operations:						
Net investment income (loss)	(0.04)***	(0.07)***	(0.08)***	(0.05)***	(0.01)***	0.00***††
Net realized and unrealized gain (loss) on investments	0.94	2.04	0.68	2.64	3.30	0.04
Total income from investment operations	0.90	1.97	0.60	2.59	3.29	0.04
Less distributions to shareholders:						
From net investment income	-	-	-	-	(0.00)††	-
From net realized gains	-	(1.00)	(0.65)	(0.33)	(0.02)	-
Total distributions	-	(1.00)	(0.65)	(0.33)	(0.02)	-
Net asset value, end of period	$ 15.98	$ 15.08	$ 14.11	$ 14.16	$ 11.90	$8.63
Total Return (a)	5.97% (c)**	14.14% (c)	4.25% (c)	21.91% (c)	38.20% (c)	-‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 1,935	$ 1,398	$ 1,251	$ 916	$ 564	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.79% *	1.79%	1.79%	1.79%	1.81%	-‡
After expense waiver	N/A	N/A	N/A	1.74% (b)#	1.72% (b)#	-‡
Net investment income (loss) to average daily net assets	(0.51)% *	(0.48)%	(0.54)%	(0.37)%	(0.08)%	-‡
Portfolio turnover rate	21% **	50%	56%	36%	58%	69%

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
*** *Per share amount calculated on the average shares method.*
†   *Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.*
††   *Amount is less than $0.01 per share.*
+   *Class N commenced operations on December 31, 2002.*
‡   *Amount is de minimis due to the short period of operations.*
\#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)   *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)   *The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.*
(c)   *Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class A		Class L	
	Six months ended 6/30/07 (Unaudited)	**Period ended 12/31/06+**	**Six months ended 6/30/07 (Unaudited)**	**Period ended 12/31/06+**
Net asset value, beginning of period	$ 10.33	$ 10.00	$ 10.34	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	(0.00)***	0.02 ***	0.01***	0.04 ***
Net realized and unrealized gain (loss) on investments	0.22	0.32	0.23	0.32
Total income from investment operations	0.22	0.34	0.24	0.36
Less distributions to shareholders:				
From net investment income	-	(0.01)	-	(0.02)
Net asset value, end of period	$ 10.55	$ 10.33	$ 10.58	$ 10.34
Total Return (a)	2.13% **	3.37% (b)**	2.32%**	3.56 %**
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$ 3,365	$ 792	$20,491	$ 2,559
Ratio of expenses to average daily net assets:				
Before expense waiver	1.41% *	1.99% *	1.16%*	1.74% *
After expense waiver	1.40% #*	1.40% *#	1.15%*#	1.15% *#
Net investment income (loss) to average daily net assets	(0.08)% *	0.23% *	0.27%*	0.57% *
Portfolio turnover rate	73% **	99% **	73%**	99% **

	Class Y		Class S		Class N	
	Six months ended 6/30/07 (Unaudited)	**Period ended 12/31/06+**	**Six months ended 6/30/07 (Unaudited)**	**Period ended 12/31/06+**	**Six months ended 6/30/07 (Unaudited)**	**Period ended 12/31/06+**
Net asset value, beginning of period	$ 10.36	$ 10.00	$ 10.35	$ 10.00	$ 10.32	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	0.02 ***	0.05 ***	0.02***	0.05 ***	(0.02)***	(0.02)***
Net realized and unrealized gain (loss) on investments	0.22	0.33	0.23	0.32	0.22	0.34
Total income from investment operations	0.24	0.38	0.25	0.37	0.20	0.32
Less distributions to shareholders:						
From net investment income	-	(0.02)	-	(0.02)	-	-
Net asset value, end of period	$ 10.60	$ 10.36	$ 10.60	$ 10.35	$ 10.52	$ 10.32
Total Return (a)	2.32% **	3.78% **	2.42%**	3.71% **	1.94% **	3.20% (b)**
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 2,124	$ 1,707	$30,018	$20,755	$ 105	$ 103
Ratio of expenses to average daily net assets:						
Before expense waiver	1.01% *	1.59% *	0.91%*	1.49% *	1.71% *	2.29% *
After expense waiver	1.00% *#	1.00% *#	0.91%*#	0.95% *#	1.70% *#	1.70% *#
Net investment income (loss) to average daily net assets	0.37% *	0.63% *	0.46%*	0.63% *	(0.35)% *	(0.27)% *
Portfolio turnover rate	73% **	99% **	73%**	99% **	73% **	99% **

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
+	The Fund commenced operations on March 31, 2006.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)	Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.35	$ 9.82	$ 8.74	$ 7.64	$ 5.87	$ 8.18
Income (loss) from investment operations:						
Net investment income (loss)	(0.04)***	0.02 ***	(0.05)***	(0.05)***	(0.05)***	(0.06)***
Net realized and unrealized gain (loss) on investments	0.83	0.53	1.13	1.15	1.82	(2.25)
Total income (loss) from investment operations	0.79	0.55	1.08	1.10	1.77	(2.31)
Less distributions to shareholders:						
From net investment income	-	(0.02)	-	-	-	-
Net asset value, end of period	$ 11.14	$ 10.35	$ 9.82	$ 8.74	$ 7.64	$ 5.87
Total Return (a)	7.63% (c)**	5.47% (c)	12.47% (c)	14.40% (c)	30.15%	(28.24)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 29,311	$30,406	$ 34,053	$ 29,642	$ 37,976	$ 23,351
Ratio of expenses to average daily net assets:						
Before expense waiver	1.30% *	1.31%	1.30%	1.30%	1.30%	1.30%
After expense waiver	N/A	N/A	N/A	1.27% (b)#	1.26% (b)#	1.29% #
Net investment income (loss) to average daily net assets	(0.69)% *	0.18%	(0.59)%	(0.68)%	(0.78)%	(0.90)%
Portfolio turnover rate	63% **	130%	117%	93%	128%	284%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.53	$ 10.00	$ 8.87	$ 7.73	$ 5.93	$ 8.24
Income (loss) from investment operations:						
Net investment income (loss)	(0.02)***	0.05 ***	(0.03)***	(0.03)***	(0.04)***	(0.04)***
Net realized and unrealized gain (loss) on investments	0.83	0.52	1.16	1.17	1.84	(2.27)
Total income (loss) from investment operations	0.81	0.57	1.13	1.14	1.80	(2.31)
Less distributions to shareholders:						
From net investment income	-	(0.04)	-	-	-	-
Net asset value, end of period	$ 11.34	$ 10.53	$ 10.00	$ 8.87	$ 7.73	$ 5.93
Total Return (a)	7.69% **	5.74%	12.74%	14.75%	30.35%	(28.03)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 44,933	$33,742	$ 42,353	$ 39,546	$ 35,668	$ 24,204
Ratio of expenses to average daily net assets:						
Before expense waiver	1.05% *	1.06%	1.05%	1.06%	1.05%	1.05%
After expense waiver	N/A	N/A	N/A	1.02% (b)#	1.01% (b)#	1.04% #
Net investment income (loss) to average daily net assets	(0.44)% *	0.43%	(0.35)%	(0.44)%	(0.54)%	(0.65)%
Portfolio turnover rate	63% **	130%	117%	93%	128%	284%

*   Annualized.
**   Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
†   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce the operating expenses of the Fund.
(c) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.62	$ 10.08	$ 8.94	$ 7.78	$ 5.95	$ 8.26
Income (loss) from investment operations:						
Net investment income (loss)	(0.02)***	0.06 ***	(0.02)***	(0.02)***	(0.03)***	(0.03)***
Net realized and unrealized gain (loss) on investments	0.85	0.54	1.16	1.18	1.86	(2.28)
Total income (loss) from investment operations	0.83	0.60	1.14	1.16	1.83	(2.31)
Less distributions to shareholders:						
From net investment income	-	(0.06)	-	-	-	-
Net asset value, end of period	$ 11.45	$ 10.62	$ 10.08	$ 8.94	$ 7.78	$ 5.95
Total Return (a)	7.82% **	5.90%	12.86%	14.91%	30.76%	(27.97)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 5,744	$19,475	$ 21,345	$ 15,791	$ 16,202	$ 9,379
Ratio of expenses to average daily net assets:						
Before expense waiver	0.90% *	0.91%	0.90%	0.90%	0.90%	0.90%
After expense waiver	N/A	N/A	N/A	0.87% (b)#	0.86% (b)#	0.89% #
Net investment income (loss) to average daily net assets	(0.28)% *	0.55%	(0.19)%	(0.29)%	(0.38)%	(0.50)%
Portfolio turnover rate	63% **	130%	117%	93%	128%	284%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.65	$ 10.12	$ 8.97	$ 7.79	$ 5.96	$ 8.27
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)***	0.06 ***	(0.01)***	(0.02)***	(0.02)***	(0.03)***
Net realized and unrealized gain (loss) on investments	0.85	0.54	1.16	1.20	1.85	(2.28)
Total income (loss) from investment operations	0.84	0.60	1.15	1.18	1.83	(2.31)
Less distributions to shareholders:						
From net investment income	-	(0.07)	-	-	-	-
Net asset value, end of period	$ 11.49	$ 10.65	$ 10.12	$ 8.97	$ 7.79	$ 5.96
Total Return (a)	7.89% **	5.97%	12.82%	15.15%	30.70%	(27.93)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 86,374	$68,251	$ 70,676	$ 50,160	$ 68,504	$ 47,443
Ratio of expenses to average daily net assets:						
Before expense waiver	0.83% *	0.84%	0.83%	0.83%	0.83%	0.83%
After expense waiver	N/A	N/A	N/A	0.80% (b)#	0.79% (b)#	0.82% #
Net investment income (loss) to average daily net assets	(0.22)% *	0.59%	(0.12)%	(0.22)%	(0.32)%	(0.43)%
Portfolio turnover rate	63% **	130%	117%	93%	128%	284%

*   Annualized.

**   Percentage represents results for the period and is not annualized.

***   Per share amount calculated on the average shares method.

†   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.

\#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b)   The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce the operating expenses of the Fund.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N					
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05†**	**Year ended 12/31/04**	**Year ended 12/31/03**	**Period ended 12/31/02++**
Net asset value, beginning of period	$ 10.21	$ 9.71	$ 8.67	$ 7.59	$ 5.85	$ 5.86
Income (loss) from investment operations:						
Net investment income (loss)	(0.05)***	(0.00)***††	(0.08)***	(0.08)***	(0.07)***	(0.00)***††
Net realized and unrealized gain (loss) on investments	0.81	0.50	1.12	1.16	1.81	(0.01)
Total income from investment operations	0.76	0.50	1.04	1.08	1.74	(0.01)
Net asset value, end of period	$ 10.97	$ 10.21	$ 9.71	$ 8.67	$ 7.59	$ 5.85
Total Return (a)	7.44% (c)**	5.15% (c)	12.00% (c)	14.23% (c)	29.74% (c)	- ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 305	$ 246	$ 167	$ 149	$ 137	$ 100
Ratio of expenses to average daily net assets:						
Before expense waiver	1.60% *	1.61%	1.60%	1.60%	1.60%	- ‡
After expense waiver	N/A	N/A	N/A	1.57% (b)	1.56% (b)	- ‡
Net investment income (loss) to average daily net assets	(0.99)% *	(0.01)%	(0.89)%	(0.99)%	(1.09)%	- ‡
Portfolio turnover rate	63% **	130%	117%	93%	128%	284%

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
*** *Per share amount calculated on the average shares method.*
†   *Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.*
††   *Amount is less than $0.01 per share.*
++   *Class N commenced operations on December 31, 2002.*
‡   *Amount is de minimis due to the short period of operations.*
(a) *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b) *The Fund has entered into an agreement with the certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.*
(c) *Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 14.05	$ 14.13	$ 13.09	$ 11.17	$ 8.12	$ 10.33
Income (loss) from investment operations:						
Net investment income (loss)	(0.02)***	(0.04)***	(0.09)***	(0.10)***	(0.09)***	(0.08)***
Net realized and unrealized gain (loss) on investments	1.94	1.01	1.74	2.04	3.14	(2.13)
Total income (loss) from investment operations	1.92	0.97	1.65	1.94	3.05	(2.21)
Less distributions to shareholders:						
From net realized gains	-	(1.05)	(0.61)	(0.02)	-	-
Net asset value, end of period	$ 15.97	$ 14.05	$ 14.13	$ 13.09	$ 11.17	$ 8.12
Total Return (a)	13.67% (c)**	6.97% (c)	12.63% (c)	17.41% (c)	37.56%	(21.39)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$374,798	$318,260	$310,072	$208,278	$ 93,526	$ 30,968
Ratio of expenses to average daily net assets:						
Before expense waiver	1.35% *	1.35%	1.35%	1.35%	1.35%	1.36%
After expense waiver	N/A	N/A	N/A	1.34% (b)#	1.34% (b)#	1.35% (b)#
Net investment income (loss) to average daily net assets	(0.26)% *	(0.29)%	(0.68)%	(0.89)%	(0.93)%	(0.96)%
Portfolio turnover rate	20% **	42%	28%	42%	54%	61%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 14.28	$ 14.34	$ 13.24	$ 11.27	$ 8.17	$ 10.37
Income (loss) from investment operations:						
Net investment income (loss)	0.00***††	(0.01)***	(0.06)***	(0.08)***	(0.07)***	(0.07)***
Net realized and unrealized gain (loss) on investments	1.97	1.04	1.77	2.07	3.17	(2.13)
Total income (loss) from investment operations	1.97	1.03	1.71	1.99	3.10	(2.20)
Less distributions to shareholders:						
From net realized gains	-	(1.09)	(0.61)	(0.02)	-	-
Net asset value, end of period	$ 16.25	$ 14.28	$ 14.34	$ 13.24	$ 11.27	$ 8.17
Total Return (a)	13.80%**	7.28%	12.94%	17.70%	37.94%	(21.22)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$510,305	$531,194	$508,296	$403,972	$225,279	$ 116,835
Ratio of expenses to average daily net assets:						
Before expense waiver	1.09%*	1.10%	1.10%	1.10%	1.10%	1.11%
After expense waiver	N/A	N/A	N/A	1.09% (b)#	1.09% (b)#	1.09% (b)#
Net investment income (loss) to average daily net assets	0.00%*†††	(0.05)%	(0.43)%	(0.65)%	(0.68)%	(0.72)%
Portfolio turnover rate	20%**	42%	28%	42%	54%	61%

*	*Annualized.*
**	*Percentage represents results for the period and is not annualized.*
***	*Per share amount calculated on the average shares method.*
†	*Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.*
††	*Amount is less than $0.01 per share.*
†††	*The ratio is less than 0.01%*
#	*Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)	*Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)	*The Fund has entered into an agreement with the certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.*
(c)	*Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 14.43	$ 14.48	$ 13.35	$ 11.34	$ 8.21	$ 10.40
Income (loss) from investment operations:						
Net investment income (loss)	0.01***	0.01 ***	(0.04)***	(0.06)***	(0.05)***	(0.04)***
Net realized and unrealized gain (loss) on investments	1.99	1.06	1.78	2.09	3.18	(2.15)
Total income (loss) from investment operations	2.00	1.07	1.74	2.03	3.13	(2.19)
Less distributions to shareholders:						
From net realized gains	-	(1.12)	(0.61)	(0.02)	-	-
Net asset value, end of period	$ 16.43	$ 14.43	$ 14.48	$ 13.35	$ 11.34	$ 8.21
Total Return (a)	13.86%**	7.45%	13.06%	17.94%	38.12%	(21.06)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$210,434	$178,542	$139,779	$ 99,126	$ 51,284	$ 27,835
Ratio of expenses to average daily net assets:						
Before expense waiver	0.95%*	0.95%	0.95%	0.95%	0.95%	0.98%
After expense waiver	N/A	N/A	N/A	0.94% (b)#	0.94% (b)#	0.96% (b)#
Net investment income (loss) to average daily net assets	0.15%*	0.10%	(0.28)%	(0.49)%	(0.53)%	(0.51)%
Portfolio turnover rate	20%**	42%	28%	42%	54%	61%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 14.50	$ 14.54	$ 13.39	$ 11.37	$ 8.22	$ 10.41
Income (loss) from investment operations:						
Net investment income (loss)	0.01***	0.03 ***	(0.03)***	(0.05)***	(0.04)***	(0.04)***
Net realized and unrealized gain (loss) on investments	2.01	1.05	1.79	2.09	3.19	(2.15)
Total income (loss) from investment operations	2.02	1.08	1.76	2.04	3.15	(2.19)
Less distributions to shareholders:						
From net realized gains	-	(1.12)	(0.61)	(0.02)	-	-
Net asset value, end of period	$ 16.52	$ 14.50	$ 14.54	$ 13.39	$ 11.37	$ 8.22
Total Return (a)	13.93%**	7.55%	13.17%	17.98%	38.32%	(21.04)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$322,330	$229,547	$273,591	$206,865	$125,907	$ 72,595
Ratio of expenses to average daily net assets:						
Before expense waiver	0.86%*	0.86%	0.86%	0.86%	0.86%	0.87%
After expense waiver	N/A	N/A	N/A	0.85% (b)#	0.85% (b)#	0.85% (b)#
Net investment income (loss) to average daily net assets	0.18%*	0.21%	(0.19)%	(0.41)%	(0.44)%	(0.48)%
Portfolio turnover rate	20%**	42%	28%	42%	54%	61%

* Annualized.

** Percentage represents results for the period and is not annualized.

*** Per share amount calculated on the average shares method.

† Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.

Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N					
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05†**	**Year ended 12/31/04**	**Year ended 12/31/03**	**Period ended 12/31/02++**
Net asset value, beginning of period	$ 13.84	$ 13.95	$ 12.97	$ 11.10	$ 8.09	$ 8.05
Income (loss) from investment operations:						
Net investment income (loss)	(0.04)***	(0.09)***	(0.13)***	(0.14)***	(0.12)***	(0.00)***††
Net realized and unrealized gain (loss) on investments	1.90	1.01	1.72	2.03	3.13	0.04
Total income (loss) from investment operations	1.86	0.92	1.59	1.89	3.01	0.04
Less distributions to shareholders:						
From net realized gains	-	(1.03)	(0.61)	(0.02)	-	-
Net asset value, end of period	$ 15.70	$ 13.84	$ 13.95	$ 12.97	$ 11.10	$ 8.09
Total Return (a)	13.44% (c)**	6.68% (c)	12.28% (c)	17.07% (c)	37.21% (c)	- ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 3,749	$ 2,674	$ 1,755	$ 1,096	$ 617	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.65% *	1.65%	1.65%	1.65%	1.66%	- ‡
After expense waiver	N/A	N/A	N/A	1.64% (b)#	1.65% (b)#	- ‡
Net investment income (loss) to average daily net assets	(0.58)% *	(0.63)%	(0.97)%	(1.19)%	(1.22)%	- ‡
Portfolio turnover rate	20% **	42%	28%	42%	54%	61%

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
†	Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
††	Amount is less than $0.01 per share.
++	Class N commenced operations on December 31, 2002.
‡	Amount is de minimis due to the short period of operations.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)	The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.
(c)	Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 15.98	$ 15.72	$ 14.22	$ 12.56	$ 8.76	$ 11.79
Income (loss) from investment operations:						
Net investment income (loss)	(0.08)***	(0.13)***	(0.12)***	(0.13)***	(0.12)***	(0.11)***
Net realized and unrealized gain (loss) on investments	1.78	1.53	1.62	1.79	3.92	(2.92)
Total income (loss) from investment operations	1.70	1.40	1.50	1.66	3.80	(3.03)
Less distributions to shareholders:						
From net realized gains	-	(1.14)	-	-	-	-
Net asset value, end of period	$ 17.68	$ 15.98	$ 15.72	$ 14.22	$ 12.56	$ 8.76
Total Return (a)	10.64% (c)**	8.91% (c)	10.55% (c)	13.22% (c)	43.38%	(25.70)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$117,033	$114,136	$ 98,945	$ 77,739	$ 67,686	$ 35,509
Ratio of expenses to average daily net assets:						
Before expense waiver	1.51% *	1.51%	1.51%	1.52%	1.51%	1.51%
After expense waiver	N/A	N/A	N/A	1.48% (b)#	1.49% (b)#	1.50% (b)#
Net investment income (loss) to average daily net assets	(0.93)% *	(0.80)%	(0.83)%	(1.01)%	(1.11)%	(1.08)%
Portfolio turnover rate	35% **	84%	59%	64%	56%	51%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 16.29	$ 15.97	$ 14.41	$ 12.70	$ 8.83	$ 11.85
Income (loss) from investment operations:						
Net investment income (loss)	(0.06)***	(0.09)***	(0.08)***	(0.10)***	(0.09)***	(0.08)***
Net realized and unrealized gain (loss) on investments	1.81	1.55	1.64	1.81	3.96	(2.94)
Total income (loss) from investment operations	1.75	1.46	1.56	1.71	3.87	(3.02)
Less distributions to shareholders:						
From net realized gains	-	(1.14)	-	-	-	-
Net asset value, end of period	$ 18.04	$ 16.29	$ 15.97	$ 14.41	$ 12.70	$ 8.83
Total Return (a)	10.80% **	9.15%	10.83%	13.46%	43.83%	(25.49)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$117,436	$ 92,914	$108,840	$ 90,941	$ 85,885	$ 44,419
Ratio of expenses to average daily net assets:						
Before expense waiver	1.26% *	1.26%	1.26%	1.26%	1.26%	1.26%
After expense waiver	N/A	N/A	N/A	1.23% (b)#	1.24% (b)#	1.25% (b)#
Net investment income (loss) to average daily net assets	(0.67)% *	(0.55)%	(0.58)%	(0.76)%	(0.86)%	(0.83)%
Portfolio turnover rate	35% **	84%	59%	64%	56%	51%

* Annualized.

** Percentage represents results for the period and is not annualized.

*** Per share amount calculated on the average shares method.

† Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.

\# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

(c) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 16.48	$ 16.11	$ 14.52	$ 12.77	$ 8.87	$ 11.89
Income (loss) from investment operations:						
Net investment income (loss)	(0.05)***	(0.07)***	(0.06)***	(0.08)***	(0.08)***	(0.07)***
Net realized and unrealized gain (loss) on investments	1.83	1.58	1.65	1.83	3.98	(2.95)
Total income (loss) from investment operations	1.78	1.51	1.59	1.75	3.90	(3.02)
Less distributions to shareholders:						
From net realized gains	-	(1.14)	-	-	-	-
Net asset value, end of period	$ 18.26	$ 16.48	$ 16.11	$ 14.52	$ 12.77	$ 8.87
Total Return (a)	10.86% **	9.32%	11.02%	13.70%	43.97%	(25.40)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$143,504	$133,777	$ 95,822	$ 92,812	$ 87,801	$ 43,123
Ratio of expenses to average daily net assets:						
Before expense waiver	1.11% *	1.11%	1.11%	1.12%	1.11%	1.11%
After expense waiver	N/A	N/A	N/A	1.08% (b)#	1.09% (b)#	1.10% (b)#
Net investment income (loss) to average daily net assets	(0.53)% *	(0.41)%	(0.44)%	(0.61)%	(0.71)%	(0.68)%
Portfolio turnover rate	35% **	84%	59%	64%	56%	51%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 16.64	$ 16.24	$ 14.61	$ 12.84	$ 8.91	$ 11.92
Income (loss) from investment operations:						
Net investment income (loss)	(0.03)***	(0.04)***	(0.04)***	(0.06)***	(0.06)***	(0.06)***
Net realized and unrealized gain (loss) on investments	1.85	1.58	1.67	1.83	3.99	(2.95)
Total income (loss) from investment operations	1.82	1.54	1.63	1.77	3.93	(3.01)
Less distributions to shareholders:						
From net realized gains	-	(1.14)	-	-	-	-
Net asset value, end of period	$ 18.46	$ 16.64	$ 16.24	$ 14.61	$ 12.84	$ 8.91
Total Return (a)	10.87% **	9.49%	11.23%	13.79%	44.11%	(25.25)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$319,906	$284,413	$288,954	$241,673	$243,909	$ 123,762
Ratio of expenses to average daily net assets:						
Before expense waiver	0.97% *	0.97%	0.97%	0.97%	0.97%	0.97%
After expense waiver	N/A	N/A	N/A	0.94% (b)#	0.95% (b)#	0.96% (b)#
Net investment income (loss) to average daily net assets	(0.39)% *	(0.26)%	(0.29)%	(0.47)%	(0.57)%	(0.54)%
Portfolio turnover rate	35% **	84%	59%	64%	56%	51%

*   Annualized.

**   Percentage represents results for the period and is not annualized.

***   Per share amount calculated on the average shares method.

†   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.

\#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b)   The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N					
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05††**	**Year ended 12/31/04**	**Year ended 12/31/03**	**Period ended 12/31/02+**
Net asset value, beginning of period	$ 15.70	$ 15.51	$ 14.07	$ 12.47	$ 8.72	$ 8.68
Income (loss) from investment operations:						
Net investment income (loss)	(0.10)***	(0.18)***	(0.16)	(0.16)	(0.15)***	(0.00)***†
Net realized and unrealized gain (loss) on investments	1.74	1.51	1.60	1.76	3.90	0.04
Total income from investment operations	1.64	1.33	1.44	1.60	3.75	0.04
Less distributions to shareholders:						
From net realized gains	-	(1.14)	-	-	-	-
Net asset value, end of period	$ 17.34	$ 15.70	$ 15.51	$ 14.07	$ 12.47	$ 8.72
Total Return (a)	10.51% (c)**	8.51% (c)	10.31% (c)	12.83% (c)	43.00% (c)	- ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 1,127	$ 990	$ 930	$ 816	$ 149	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.81% *	1.81%	1.81%	1.82%	1.81%	- ‡
After expense waiver	N/A	N/A	N/A	1.78% (b)#	1.79% (b)#	- ‡
Net investment income (loss) to average daily net assets	(1.22)% *	(1.11)%	(1.13)%	(1.31)%	(1.41)%	- ‡
Portfolio turnover rate	35% **	84%	59%	64%	56%	51%

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
†	Amount is less than $0.01 per share.
††	Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
+	Class N commenced operations on December 31, 2002.
‡	Amount is de minimis due to the short period of operations.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)	The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.
(c)	Total return excludes sales charges and would be lower for the period presented if it reflected these changes.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.40	$ 9.69	$ 10.05	$ 10.67	$ 6.99	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.06)***	(0.12)***	(0.11)***	(0.08)***	(0.10)***	(0.06)***
Net realized and unrealized gain (loss) on investments	1.33	1.54	(0.02)	0.20 ††	4.30	(2.95)
Total income (loss) from investment operations	1.27	1.42	(0.13)	0.12	4.20	(3.01)
Less distributions to shareholders:						
From net realized gains	-	(0.71)	(0.23)	(0.74)	(0.52)	-
Net asset value, end of period	$ 11.67	$ 10.40	$ 9.69	$ 10.05	$ 10.67	$ 6.99
Total Return (a)	12.21% (c) **	14.95% (c)	(1.09)% (c)	1.70% (c)	60.01%	(30.10)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 58,366	$ 69,380	$ 62,461	$ 66,985	$ 54,038	$ 5,038
Ratio of expenses to average daily net assets:						
Before expense waiver	1.54% *	1.55%	1.54%	1.52%	1.58%	1.83%
After expense waiver	N/A	N/A	1.52% #	1.35% (b)#	1.37% (b)#	1.16% (b)#
Net investment income (loss) to average daily net assets	(1.08)% *	(1.15)%	(1.18)%	(0.77)%	(1.00)%	(0.80)%
Portfolio turnover rate	43% **	102%	149%	220%	141%	150%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.57	$ 9.81	$ 10.14	$ 10.74	$ 7.01	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.05)***	(0.09)***	(0.09)***	(0.05)***	(0.07)***	(0.04)***
Net realized and unrealized gain (loss) on investments	1.36	1.56	(0.01)	0.19 ††	4.32	(2.95)
Total income (loss) from investment operations	1.31	1.47	(0.10)	0.14	4.25	(2.99)
Less distributions to shareholders:						
From net realized gains	-	(0.71)	(0.23)	(0.74)	(0.52)	-
Net asset value, end of period	$ 11.88	$ 10.57	$ 9.81	$ 10.14	$ 10.74	$ 7.01
Total Return (a)	12.39% **	15.28%	(0.88)%	1.97%	60.55%	(29.90)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 41,855	$ 31,256	$ 28,468	$ 43,008	$ 35,948	$ 10,319
Ratio of expenses to average daily net assets:						
Before expense waiver	1.29% *	1.30%	1.29%	1.27%	1.33%	1.58%
After expense waiver	N/A	N/A	1.26% #	1.10% (b)#	1.10% (b)#	0.92% (b)#
Net investment income (loss) to average daily net assets	(0.82)% *	(0.89)%	(0.91)%	(0.54)%	(0.72)%	(0.59)%
Portfolio turnover rate	43% **	102%	149%	220%	141%	150%

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
†	Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
††	The amount shown for a share outstanding does not correspond with the aggregate net realized and unrealized gain (loss) for the period due to the timing of purchases and redemptions of Fund shares in relation to the fluctuating market values of the Fund.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)	The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.
(c)	Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.65	$ 9.87	$ 10.19	$ 10.77	$ 7.02	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.04)***	(0.08)***	(0.07)***	(0.04)***	(0.05)***	(0.04)***
Net realized and unrealized gain (loss) on investments	1.37	1.57	(0.02)	0.20 ††	4.32	(2.94)
Total income (loss) from investment operations	1.33	1.49	(0.09)	0.16	4.27	(2.98)
Less distributions to shareholders:						
From net realized gains	-	(0.71)	(0.23)	(0.74)	(0.52)	-
Net asset value, end of period	$ 11.98	$ 10.65	$ 9.87	$ 10.19	$ 10.77	$ 7.02
Total Return (a)	12.49% **	15.39%	(0.68)%	2.06%	60.75%	(29.80)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 17,917	$ 20,226	$ 27,617	$ 40,990	$ 37,730	$ 10,545
Ratio of expenses to average daily net assets:						
Before expense waiver	1.14% *	1.15%	1.14%	1.12%	1.18%	1.43%
After expense waiver	N/A	N/A	1.12% #	0.95% (b)#	0.95% (b)#	0.83% (b)#
Net investment income (loss) to average daily net assets	(0.69)% *	(0.73)%	(0.77)%	(0.40)%	(0.60)%	(0.52)%
Portfolio turnover rate	43% **	102%	149%	220%	141%	150%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05†	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 10.69	$ 9.90	$ 10.21	$ 10.78	$ 7.02	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.04)***	(0.07)***	(0.07)***	(0.04)***	(0.05)***	(0.03)***
Net realized and unrealized gain (loss) on investments	1.37	1.57	(0.01)	0.21 ††	4.33	(2.95)
Total income (loss) from investment operations	1.33	1.50	(0.08)	0.17	4.28	(2.98)
Less distributions to shareholders:						
From net realized gains	-	(0.71)	(0.23)	(0.74)	(0.52)	-
Net asset value, end of period	$ 12.02	$ 10.69	$ 9.90	$ 10.21	$ 10.78	$ 7.02
Total Return (a)	12.44% **	15.44%	(0.67)%	2.25%	60.66%	(29.70)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 50,422	$ 39,194	$ 24,869	$ 28,081	$ 30,181	$ 8,763
Ratio of expenses to average daily net assets:						
Before expense waiver	1.10% *	1.11%	1.10%	1.08%	1.14%	1.39%
After expense waiver	N/A	N/A	1.08% #	0.92% (b)#	0.92% (b)#	0.80% (b)#
Net investment income (loss) to average daily net assets	(0.64)% *	(0.70)%	(0.74)%	(0.34)%	(0.55)%	(0.41)%
Portfolio turnover rate	43% **	102%	149%	220%	141%	150%

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
*** *Per share amount calculated on the average shares method.*
†   *Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.*
††   *The amount shown for a share outstanding does not correspond with the aggregate net realized and unrealized gain (loss) for the period due to the timing of purchases and redemptions of Fund shares in relation to the fluctuating market values of the Fund.*
#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)   *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)   *The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N					
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05††**	**Year ended 12/31/04**	**Year ended 12/31/03**	**Period ended 12/31/02++**
Net asset value, beginning of period	$ 10.20	$ 9.54	$ 9.93	$ 10.59	$ 6.95	$ 6.90
Income (loss) from investment operations:						
Net investment income (loss)	(0.07)***	(0.15)***	(0.14)***	(0.11)***	(0.13)***	0.00***†
Net realized and unrealized gain (loss) on investments	1.30	1.52	(0.02)	0.19 †††	4.29	0.05
Total income (loss) from investment operations	1.23	1.37	(0.16)	0.08	4.16	0.05
Less distributions to shareholders:						
From net realized gains	-	(0.71)	(0.23)	(0.74)	(0.52)	-
Net asset value, end of period	$ 11.43	$ 10.20	$ 9.54	$ 9.93	$ 10.59	$ 6.95
Total Return (a)	12.06% (c)**	14.66% (c)	(1.41)% (c)	1.33% (c)	59.78% (c)	-‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 466	$ 786	$ 931	$ 910	$ 953	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.84% *	1.85%	1.84%	1.82%	1.88%	-‡
After expense waiver	N/A	N/A	1.82% #	1.65% (b)#	1.68% (b)#	-‡
Net investment income (loss) to average daily net assets	(1.36)% *	(1.44)%	(1.49)%	(1.06)%	(1.31)%	-‡
Portfolio turnover rate	43% **	102%	149%	220%	141%	150%

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
†	Amount is less than $0.01 per share.
††	Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.
†††	The amount shown for a share outstanding does not correspond with the aggregate net realized and unrealized gain (loss) for the period due to the timing of purchases and redemptions of Fund shares in relation to the fluctuating market values of the Fund.
++	Class N commenced operations on December 31, 2002.
‡	Amount is de minimis due to the short period of operations.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)	The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.
(c)	Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 6.22	$ 5.90	$ 5.88	$ 5.13	$ 3.53	$ 6.11
Income (loss) from investment operations:						
Net investment income (loss)	(0.02)***	(0.06)***	(0.06)***	(0.07)***	(0.06)***	(0.05)***
Net realized and unrealized gain (loss) on investments	0.88	0.38	0.08	0.82	1.66	(2.53)
Total income (loss) from investment operations	0.86	0.32	0.02	0.75	1.60	(2.58)
Net asset value, end of period	$ 7.08	$ 6.22	$ 5.90	$ 5.88	$ 5.13	$ 3.53
Total Return (a)	13.83% (b)**	5.42% (b)	0.34% (b)	14.62% (b)	45.33%	(42.23)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 13,585	$ 13,650	$ 14,956	$ 27,052	$ 26,130	$ 10,153
Ratio of expenses to average daily net assets:						
Before expense waiver	1.47% *	1.46%	1.45%	1.47%	1.48%	1.46%
After expense waiver	N/A	N/A	N/A	N/A	1.45% #	1.39% #
Net investment income (loss) to average daily net assets	(0.61)% *	(0.97)%	(1.09)%	(1.32)%	(1.32)%	(1.23)%
Portfolio turnover rate	75% **	288%	124%	176%	198%	175%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 6.32	$ 5.99	$ 5.94	$ 5.18	$ 3.55	$ 6.13
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)***	(0.04)***	(0.05)***	(0.06)***	(0.05)***	(0.04)***
Net realized and unrealized gain (loss) on investments	0.89	0.37	0.10	0.82	1.68	(2.54)
Total income (loss) from investment operations	0.88	0.33	0.05	0.76	1.63	(2.58)
Net asset value, end of period	$ 7.20	$ 6.32	$ 5.99	$ 5.94	$ 5.18	$ 3.55
Total Return (a)	13.92% **	5.51%	0.84%	14.67%	45.92%	(42.09)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 39,770	$ 44,933	$ 63,777	$ 65,342	$ 49,424	$ 20,924
Ratio of expenses to average daily net assets:						
Before expense waiver	1.21% *	1.21%	1.21%	1.22%	1.23%	1.21%
After expense waiver	N/A	N/A	N/A	N/A	1.20% #	1.14% #
Net investment income (loss) to average daily net assets	(0.35)% *	(0.73)%	(0.84)%	(1.06)%	(1.07)%	(0.98)%
Portfolio turnover rate	75% **	288%	124%	176%	198%	175%

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
\#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)   Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 6.40	$ 6.05	$ 5.99	$ 5.21	$ 3.57	$ 6.15
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)***	(0.04)***	(0.04)***	(0.05)***	(0.04)***	(0.04)***
Net realized and unrealized gain (loss) on investments	0.91	0.39	0.10	0.83	1.68	(2.54)
Total income (loss) from investment operations	0.90	0.35	0.06	0.78	1.64	(2.58)
Net asset value, end of period	$ 7.30	$ 6.40	$ 6.05	$ 5.99	$ 5.21	$ 3.57
Total Return (a)	13.88% **	6.13%	0.83%	14.97%	45.94%	(41.95)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 783	$ 980	$ 4,760	$ 4,427	$ 3,051	$ 1,664
Ratio of expenses to average daily net assets:						
Before expense waiver	1.07% *	1.06%	1.05%	1.07%	1.08%	1.06%
After expense waiver	N/A	N/A	N/A	N/A	1.04% #	0.99% #
Net investment income (loss) to average daily net assets	(0.22)% *	(0.57)%	(0.68)%	(0.91)%	(0.91)%	(0.83)%
Portfolio turnover rate	75% **	288%	124%	176%	198%	175%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 6.45	$ 6.09	$ 6.03	$ 5.24	$ 3.58	$ 6.15
Income (loss) from investment operations:						
Net investment income (loss)	(0.00)***	(0.03)***	(0.03)***	(0.04)***	(0.04)***	(0.03)***
Net realized and unrealized gain (loss) on investments	0.90	0.39	0.09	0.83	1.70	(2.54)
Total income (loss) from investment operations	0.90	0.36	0.06	0.79	1.66	(2.57)
Net asset value, end of period	$ 7.35	$ 6.45	$ 6.09	$ 6.03	$ 5.24	$ 3.58
Total Return (a)	13.95% **	5.91%	1.00%	15.08%	46.37%	(41.79)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 48,327	$ 50,464	$ 42,591	$ 39,812	$ 41,306	$ 24,658
Ratio of expenses to average daily net assets:						
Before expense waiver	0.97% *	0.96%	0.96%	0.97%	0.98%	0.96%
After expense waiver	N/A	N/A	N/A	N/A	0.94% #	0.89% #
Net investment income (loss) to average daily net assets	(0.11)% *	(0.46)%	(0.59)%	0.81%	(0.81)%	(0.73)%
Portfolio turnover rate	75% **	288%	124%	176%	198%	175%

* Annualized.
** Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
\# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N					
	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03	Period ended 12/31/02++
Net asset value, beginning of period	$ 6.12	$ 5.83	$ 5.82	$ 5.09	$ 3.51	$ 3.50
Income (loss) from investment operations:						
Net investment income (loss)	(0.03)***	(0.08)***	(0.08)***	(0.08)***	(0.07)***	(0.00)***†
Net realized and unrealized gain (loss) on investments	0.87	0.37	0.09	0.81	1.65	0.01
Total income (loss) from investment operations	0.84	0.29	0.01	0.73	1.58	0.01
Net asset value, end of period	$ 6.96	$ 6.12	$ 5.83	$ 5.82	$ 5.09	$ 3.51
Total Return (a)	13.73% (b)**	4.97% (b)	0.17% (b)	14.34% (b)	45.01% (b)	- ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 201	$ 177	$ 168	$ 168	$ 147	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.77% *	1.76%	1.76%	1.77%	1.78%	- ‡
After expense waiver	N/A	N/A	N/A	N/A	1.74% #	- ‡
Net investment income (loss) to average daily net assets	(0.91)% *	(1.27)%	(1.39)%	(1.61)%	(1.61)%	- ‡
Portfolio turnover rate	75% **	288%	124%	176%	198%	175%

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
†	Amount is less than $0.01 per share.
++	Class N commenced operations on December 31, 2002.
‡	Amount is de minimis due to the short period of operations.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)	Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class A		Class L	
	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+
Net asset value, beginning of period	$ 10.06	$ 10.00	$ 10.06	$ 10.00
Income (loss) from investment operations:				
Net investment income (loss)	0.12***	0.00 †	0.14***	0.01 ***
Net realized and unrealized gain (loss) on investments	1.28	0.07	1.27	0.06
Total income from investment operations	1.40	0.07	1.41	0.07
Less distributions to shareholders:				
From net investment income	-	(0.01)	-	(0.01)
Net asset value, end of period	$ 11.46	$ 10.06	$ 11.47	$ 10.06
Total Return (a)	13.92%(b)**	0.68% (b)**	14.02%**	0.70% **
Ratios / Supplemental Data:				
Net assets, end of period (000's)	$ 249	$ 101	$ 49,863	$ 101
Ratio of expenses to average daily net assets:				
Before expense waiver	1.60%*	8.81% *	1.35%*	8.56% *
After expense waiver	1.42%*#	1.42% *#	1.17%*#	1.17% *#
Net investment income (loss) to average daily net assets	2.29%*	0.97% *	2.61%*	1.23% *
Portfolio turnover rate	6%**	0% **	6%**	0% **

	Class Y		Class S		Class N	
	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+	Six months ended 6/30/07 (Unaudited)	Period ended 12/31/06+
Net asset value, beginning of period	$ 10.06	$ 10.00	$ 10.06	$ 10.00	$ 10.06	$ 10.00
Income (loss) from investment operations:						
Net investment income (loss)	0.13***	0.01 ***	0.15***	0.01 ***	0.10***	0.00 ††
Net realized and unrealized gain (loss) on investments	1.28	0.06	1.27	0.06	1.28	0.07
Total income from investment operations	1.41	0.07	1.42	0.07	1.38	0.07
Less distributions to shareholders:						
From net investment income	-	(0.01)	-	(0.01)	-	(0.01)
Net asset value, end of period	$ 11.47	$ 10.06	$ 11.48	$ 10.06	$ 11.44	$ 10.06
Total Return (a)	14.02%**	0.70% **	14.12%**	0.70% **	13.72%(b)**	0.67% (b)**
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 368	$ 101	$ 93,536	$11,404	$ 115	$ 101
Ratio of expenses to average daily net assets:						
Before expense waiver	1.20%*	8.41% *	1.10%*	8.30% *	1.90%*	9.11% *
After expense waiver	1.09%*#	1.09% *#	0.99%*#	0.99% *#	1.72%*#	1.72% *#
Net investment income (loss) to average daily net assets	2.41%*	1.32% *	2.84%*	1.40% *	1.88%*	0.67% *
Portfolio turnover rate	6%**	0% **	6%**	0% **	6%	0%

*   Annualized.
**   Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
†   Amount is less than $0.01 per share.
††   Net investment income (loss) is less than $0.01 per share.
+   The Fund commenced operations on December 14, 2006.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth by their respective Plan Documents. Total return figures would be lower for the period presented if they reflected these charges.
(b) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 12.80	$ 10.95	$ 10.94	$ 9.55	$ 7.36	$ 8.41
Income (loss) from investment operations:						
Net investment income (loss)	0.17***	0.21 ***	0.08 ***	0.05 ***	0.02 ***	0.01 ***
Net realized and unrealized gain (loss) on investments	0.87	2.78	1.15	1.63	2.18	(1.05)
Total income (loss) from investment operations	1.04	2.99	1.23	1.68	2.20	(1.04)
Less distributions to shareholders:						
From net investment income	-	(0.19)	(0.18)	(0.06)	(0.01)	(0.01)
Tax return of capital	-	-	-	-	-	(0.00)†
From net realized gains	-	(0.95)	(1.04)	(0.23)	-	-
Total distributions	-	(1.14)	(1.22)	(0.29)	(0.01)	(0.01)
Net asset value, end of period	$ 13.84	$ 12.80	$ 10.95	$ 10.94	$ 9.55	$ 7.36
Total Return (a)	8.13%(c)**	27.38% (c)	11.17% (c)	17.53% (c)	30.27%	(12.66)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$305,929	$299,546	$198,300	$134,927	$ 65,012	$ 18,674
Ratio of expenses to average daily net assets:						
Before expense waiver	1.61%*	1.61%	1.62%	1.64%	1.74%	2.13%
After expense waiver	1.51%#*	1.53% #	N/A	1.63% (b)#	1.64% (b)#	1.63% (b)#
Net investment income (loss) to average daily net assets	2.59%*	1.66%	0.69%	0.49%	0.22%	0.09%
Portfolio turnover rate	22%**	36%	88%	66%	92%	138%

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 12.88	$ 11.00	$ 10.99	$ 9.59	$ 7.35	$ 8.42
Income (loss) from investment operations:						
Net investment income (loss)	0.19***	0.24 ***	0.11 ***	0.08 ***	0.04 ***	0.02 ***
Net realized and unrealized gain (loss) on investments	0.88	2.80	1.14	1.63	2.23	(1.08)
Total income (loss) from investment operations	1.07	3.04	1.25	1.71	2.27	(1.06)
Less distributions to shareholders:						
From net investment income	-	(0.21)	(0.20)	(0.08)	(0.03)	(0.01)
Tax return of capital	-	-	-	-	-	(0.00)†
From net realized gains	-	(0.95)	(1.04)	(0.23)	-	-
Total distributions	-	(1.16)	(1.24)	(0.31)	(0.03)	(0.01)
Net asset value, end of period	$ 13.95	$ 12.88	$ 11.00	$ 10.99	$ 9.59	$ 7.35
Total Return (a)	8.31%**	27.66%	11.44%	17.77%	30.68%	(12.44)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$337,025	$283,387	$210,428	$175,493	$ 81,542	$ 19,236
Ratio of expenses to average daily net assets:						
Before expense waiver	1.36%*	1.36%	1.37%	1.39%	1.49%	1.88%
After expense waiver	1.26%#*	1.28% #	N/A	1.38% (b)#	1.39% (b)#	1.37% (b)#
Net investment income (loss) to average daily net assets	2.89%*	1.90%	0.94%	0.75%	0.44%	0.20%
Portfolio turnover rate	22%**	36%	88%	66%	92%	138%

* Annualized.

** Percentage represents results for the period and is not annualized.

*** Per share amount calculated on the average shares method.

† Amount is less than $0.01 per share.

†† Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.

\# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b) The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

(c) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 12.91	$ 11.03	$ 11.01	$ 9.61	$ 7.36	$ 8.43
Income (loss) from investment operations:						
Net investment income (loss)	0.19***	0.24 ***	0.12 ***	0.09 ***	0.04 ***	(0.00)***†
Net realized and unrealized gain (loss) on investments	0.89	2.81	1.16	1.63	2.25	(1.05)
Total income (loss) from investment operations	1.08	3.05	1.28	1.72	2.29	(1.05)
Less distributions to shareholders:						
From net investment income	-	(0.22)	(0.22)	(0.09)	(0.04)	(0.02)
Tax return of capital	-	-	-	-	-	(0.00)†
From net realized gains	-	(0.95)	(1.04)	(0.23)	-	-
Total distributions	-	(1.17)	(1.26)	(0.32)	(0.04)	(0.02)
Net asset value, end of period	$ 13.99	$ 12.91	$ 11.03	$ 11.01	$ 9.61	$ 7.36
Total Return (a)	8.37%**	27.67%	11.69%	17.84%	30.88%	(12.34)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$230,590	$248,042	$130,666	$ 93,675	$ 72,650	$19,204
Ratio of expenses to average daily net assets:						
Before expense waiver	1.21%*	1.21%	1.22%	1.24%	1.34%	1.73%
After expense waiver	1.21%*#	N/A	N/A	1.23% (b)#	1.24% (b)#	1.22% (b)#
Net investment income (loss) to average daily net assets	2.88%*	1.95%	1.05%	0.91%	0.50%	(0.02)%
Portfolio turnover rate	22%**	36%	88%	66%	92%	138%

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/02
Net asset value, beginning of period	$ 12.94	$ 11.05	$ 11.03	$ 9.62	$ 7.37	$ 8.43
Income (loss) from investment operations:						
Net investment income (loss)	0.20***	0.26 ***	0.13 ***	0.10 ***	0.06 ***	0.05 ***
Net realized and unrealized gain (loss) on investments	0.89	2.81	1.16	1.63	2.23	(1.09)
Total income from investment operations	1.09	3.07	1.29	1.73	2.29	(1.04)
Less distributions to shareholders:						
From net investment income	-	(0.23)	(0.23)	(0.09)	(0.04)	(0.02)
Tax return of capital	-	-	-	-	-	(0.00)†
From net realized gains	-	(0.95)	(1.04)	(0.23)	-	-
Total distributions	-	(1.18)	(1.27)	(0.32)	(0.04)	(0.02)
Net asset value, end of period	$ 14.03	$ 12.94	$ 11.05	$ 11.03	$ 9.62	$ 7.37
Total Return (a)	8.42%**	27.77%	11.73%	17.98%	30.87%	(12.23)%
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$490,131	$458,067	$308,301	$211,818	$134,965	$ 54,437
Ratio of expenses to average daily net assets:						
Before expense waiver	1.16%*	1.16%	1.17%	1.19%	1.29%	1.68%
After expense waiver	1.16%*#	N/A	N/A	1.18% (b)#	1.19% (b)#	1.18% (b)#
Net investment income (loss) to average daily net assets	2.95%*	2.05%	1.11%	0.96%	0.69%	0.68%
Portfolio turnover rate	22%**	36%	88%	66%	92%	138%

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
***   *Per share amount calculated on the average shares method.*
†   *Amount is less than $0.01 per share.*
††   *Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.*
#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)   *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)   *The Fund has entered into an agreement with certain brokers to rebate a portion of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N					
	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05††	Year ended 12/31/04	Year ended 12/31/03	Period ended 12/31/02++
Net asset value, beginning of period	$ 12.67	$ 10.86	$ 10.86	$ 9.50	$ 7.31	$ 7.24
Income (loss) from investment operations:						
Net investment income (loss)	0.16***	0.17 ***	0.05 ***	0.02 ***	(0.02)***	(0.00)***†
Net realized and unrealized gain (loss) on investments	0.86	2.74	1.13	1.61	2.21	0.07
Total income from investment operations	1.02	2.91	1.18	1.63	2.19	0.07
Less distributions to shareholders:						
From net investment income	-	(0.15)	(0.14)	(0.04)	-	-
From net realized gains	-	(0.95)	(1.04)	(0.23)	-	-
Total distributions	-	(1.10)	(1.18)	(0.27)	-	-
Net asset value, end of period	$ 13.69	$ 12.67	$ 10.86	$ 10.86	$ 9.50	$ 7.31
Total Return (a)	8.05%(c)**	26.91% (c)	10.86% (c)	17.12% (c)	29.96% (c)	- ‡
Ratios / Supplemental Data:						
Net assets, end of period (000's)	$ 3,570	$ 2,462	$ 1,693	$ 884	$ 255	$ 102
Ratio of expenses to average daily net assets:						
Before expense waiver	1.91%*	1.91%	1.92%	1.94%	2.04%	- ‡
After expense waiver	1.81%#*	1.83% #	N/A	1.93% (b)#	1.94% (b)#	- ‡
Net investment income (loss) to average daily net assets	2.44%*	1.40%	0.44%	0.17%	(0.22)%	- ‡
Portfolio turnover rate	22%**	36%	88%	66%	92%	138%

*   Annualized.

**   Percentage represents results for the period and is not annualized.

***   Per share amount calculated on the average shares method.

†   Amount is less than $0.01 per share.

††   Effective January 1, 2005, rebated brokerage commissions are included with realized gain or loss on investment transactions. Prior to January 1, 2005, these amounts were presented as a reduction of expenses. Prior year amounts have not been restated to reflect this change due to immateriality.

++   Class N commenced operations on December 31, 2002.

‡   Amount is de minimis due to the short period of operations.

Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.

(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

(b)   The Fund has entered into an agreement with certain brokers to rebate a portions of brokerage commissions. The rebated commissions were used to reduce operating expenses of the Fund.

(c)   Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03†
Net asset value, beginning of period	$ 10.23	$ 10.18	$ 10.32	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)***	0.33 ***	0.51 ***	0.62 ***	-
Net realized and unrealized gain (loss) on investments	0.31	0.20	(0.22)	0.01	-
Total income from investment operations	0.30	0.53	0.29	0.63	-
Less distributions to shareholders:					
From net investment income	-	(0.33)	(0.35)	(0.27)	-
From net realized gains	-	(0.15)	(0.08)	(0.04)	-
Total distributions	-	(0.48)	(0.43)	(0.31)	-
Net asset value, end of period	$ 10.53	$ 10.23	$ 10.18	$ 10.32	$10.00
Total Return (a)	2.93% (b)**	5.14% (b)	2.85% (b)	6.35% (b)	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$54,855	$51,843	$ 40,457	$11,819	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.49% *	0.47%	0.47%	0.50%	-‡
After expense waiver	N/A	N/A	N/A	0.50% #	-‡
Net investment income (loss) to average daily net assets	(0.29)% *	3.22%	4.92%	6.00%	-‡
Portfolio turnover rate	22% **	27%	15%	33%	N/A

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03†
Net asset value, beginning of period	$ 10.27	$ 10.22	$ 10.34	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.00)***††	0.32 ***	0.33 ***	0.34 ***	-
Net realized and unrealized gain (loss) on investments	0.32	0.23	(0.01)	0.32	-
Total income from investment operations	0.32	0.55	0.32	0.66	-
Less distributions to shareholders:					
From net investment income	-	(0.35)	(0.36)	(0.28)	-
From net realized gains	-	(0.15)	(0.08)	(0.04)	-
Total distributions	-	(0.50)	(0.44)	(0.32)	-
Net asset value, end of period	$ 10.59	$ 10.27	$ 10.22	$ 10.34	$10.00
Total Return (a)	3.12% **	5.34%	3.15%	6.62%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$92,912	$94,347	$102,343	$97,859	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.24% *	0.22%	0.22%	0.23%	-‡
After expense waiver	N/A	N/A	N/A	0.23% #	-‡
Net investment income (loss) to average daily net assets	(0.03)% *	3.13%	3.19%	3.36%	-‡
Portfolio turnover rate	22% **	27%	15%	33%	N/A

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
†   The Fund commenced operations on December 31, 2003.
††   Amount is less than $0.01 per share.
‡   Amount is de minimis due to the short period of operations.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)   Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class Y				
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05**	**Year ended 12/31/04**	**Period ended 12/31/03†**
Net asset value, beginning of period	$ 10.27	$ 10.22	$ 10.35	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.00***††	0.38 ***	0.40 ***	0.45 ***	-
Net realized and unrealized gain (loss) on investments	0.32	0.18	(0.07)	0.23	-
Total income from investment operations	0.32	0.56	0.33	0.68	-
Less distributions to shareholders:					
From net investment income	-	(0.36)	(0.38)	(0.29)	-
From net realized gains	-	(0.15)	(0.08)	(0.04)	-
Total distributions	-	(0.51)	(0.46)	(0.33)	-
Net asset value, end of period	$ 10.59	$ 10.27	$ 10.22	$ 10.35	$10.00
Total Return (a)	3.12%**	5.45%	3.16%	6.80%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$116,070	$125,831	$105,478	$80,590	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.14%*	0.12%	0.12%	0.13%	-‡
After expense waiver	N/A	N/A	N/A	0.13% #	-‡
Net investment income (loss) to average daily net assets	0.06%*	3.62%	3.84%	4.38%	-‡
Portfolio turnover rate	22%**	27%	15%	33%	N/A

	Class S				
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05**	**Year ended 12/31/04**	**Period ended 12/31/03†**
Net asset value, beginning of period	$ 10.27	$ 10.22	$ 10.34	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.00***††	0.35 ***	0.61 ***	0.37 ***	-
Net realized and unrealized gain (loss) on investments	0.32	0.21	(0.27)	0.30	-
Total income from investment operations	0.32	0.56	0.34	0.67	-
Less distributions to shareholders:					
From net investment income	-	(0.36)	(0.38)	(0.29)	-
From net realized gains	-	(0.15)	(0.08)	(0.04)	-
Total distributions	-	(0.51)	(0.46)	(0.33)	-
Net asset value, end of period	$ 10.59	$ 10.27	$ 10.22	$ 10.34	$10.00
Total Return (a)	3.12%**	5.47%	3.29%	6.71%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 9,613	$ 8,773	$ 4,445	$ 1,195	$ 601
Ratio of expenses to average daily net assets:					
Before expense waiver	0.11%*	0.10%	0.09%	0.71%	-‡
After expense waiver	N/A	N/A	N/A	0.12% #	-‡
Net investment income (loss) to average daily net assets	0.09%*	3.41%	5.82%	3.64%	-‡
Portfolio turnover rate	22%**	27%	15%	33%	N/A

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
***   *Per share amount calculated on the average shares method.*
†   *The Fund commenced operations on December 31, 2003.*
‡   *Amount is de minimis due to the short period of operations.*
#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
††   *Amount is less than $0.01 per share.*
(a) *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N				
	Six months ended 6/30/07 (Unaudited)	**Year ended 12/31/06**	**Year ended 12/31/05**	**Year ended 12/31/04**	**Period ended 12/31/03†**
Net asset value, beginning of period	$ 10.26	$ 10.21	$ 10.34	$ 10.00	$ 10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.03)***	0.30 ***	0.30 ***	0.15 ***	-
Net realized and unrealized gain (loss) on investments	0.31	0.20	(0.04)	0.45	-
Total income from investment operations	0.28	0.50	0.26	0.60	-
Less distributions to shareholders:					
From net investment income	-	(0.30)	(0.31)	(0.22)	-
From net realized gains	-	(0.15)	(0.08)	(0.04)	-
Total distributions	-	(0.45)	(0.39)	(0.26)	-
Net asset value, end of period	$ 10.54	$ 10.26	$ 10.21	$ 10.34	$ 10.00
Total Return (a)	2.73% (b)**	4.83% (b)	2.50% (b)	6.02% (b)	0.00%‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 128	$ 121	$ 105	$ 104	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.79% *	0.77%	0.77%	1.53%	-‡
After expense waiver	N/A	N/A	N/A	0.80% #	N/A
Net investment income (loss) to average daily net assets	(0.58)% *	2.95%	2.85%	1.52%	0.00%‡
Portfolio turnover rate	22% **	27%	15%	33%	N/A

* Annualized.
** Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
† The Fund commenced operations on December 31, 2003.
‡ Amount is de minimis due to the short period of operations.
\# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 10.77	$ 10.57	$ 10.54	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.02)***	0.33 ***	0.45 ***	0.56 ***	-
Net realized and unrealized gain (loss) on investments	0.42	0.34	(0.05)	0.18	-
Total income from investment operations	0.40	0.67	0.40	0.74	-
Less distributions to shareholders:					
From net investment income	-	(0.31)	(0.31)	(0.18)	-
From net realized gains	-	(0.16)	(0.06)	(0.02)	-
Total distributions	-	(0.47)	(0.37)	(0.20)	-
Net asset value, end of period	$ 11.17	$ 10.77	$ 10.57	$ 10.54	$10.00
Total Return (a)	3.71% (b)**	6.39% (b)	3.82% (b)	7.36% (b)	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 70,688	$54,312	$30,338	$ 7,272	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.52% *	0.52%	0.54%	1.13%	-‡
After expense waiver	0.51% *#	0.50% #	0.50% #	0.50% #	-‡
Net investment income (loss) to average daily net assets	(0.31)% *	3.10%	4.24%	5.34%	-‡
Portfolio turnover rate	17% **	34%	17%	28%	N/A

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 10.82	$ 10.60	$ 10.56	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.00)***†	0.36 ***	0.36 ***	1.25 ***	-
Net realized and unrealized gain (loss) on investments	0.41	0.35	0.07	(0.48)	-
Total income from investment operations	0.41	0.71	0.43	0.77	-
Less distributions to shareholders:					
From net investment income	-	(0.33)	(0.33)	(0.19)	-
From net realized gains	-	(0.16)	(0.06)	(0.02)	-
Total distributions	-	(0.49)	(0.39)	(0.21)	-
Net asset value, end of period	$ 11.23	$ 10.82	$ 10.60	$ 10.56	$10.00
Total Return (a)	3.89% **	6.69%	4.03%	7.68%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 60,967	$47,387	$35,621	$22,880	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.27% *	0.27%	0.29%	0.88%	-‡
After expense waiver	0.26% *#	0.25% #	0.25% #	0.25% #	-‡
Net investment income (loss) to average daily net assets	(0.07)% *	3.35%	3.37%	12.10%	-‡
Portfolio turnover rate	17% **	34%	17%	28%	N/A

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
+   The Fund commenced operations on December 31, 2003.
†   Amount is less than $0.01 per share.
‡   Amount is de minimis due to the short period of operations.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)   Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 10.82	$ 10.61	$ 10.56	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.00***†	0.39 ***	0.52 ***	0.85 ***	-
Net realized and unrealized gain (loss) on investments	0.42	0.32	(0.07)	(0.08)	-
Total income from investment operations	0.42	0.71	0.45	0.77	-
Less distributions to shareholders:					
From net investment income	-	(0.34)	(0.34)	(0.19)	-
From net realized gains	-	(0.16)	(0.06)	(0.02)	-
Total distributions	-	(0.50)	(0.40)	(0.21)	-
Net asset value, end of period	$ 11.24	$ 10.82	$ 10.61	$ 10.56	$10.00
Total Return (a)	3.88%**	6.77%	4.22%	7.69%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$72,478	$57,929	$30,365	$ 5,605	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.17%*	0.17%	0.19%	0.78%	-‡
After expense waiver	0.16%*#	0.15% #	0.15% #	0.15% #	-‡
Net investment income (loss) to average daily net assets	0.04%*	3.62%	4.80%	8.17%	-‡
Portfolio turnover rate	17%**	34%	17%	28%	N/A

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 10.83	$ 10.61	$ 10.57	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.00***†	0.40 ***	0.61 ***	0.36 ***	-
Net realized and unrealized gain (loss) on investments	0.43	0.33	(0.17)	0.42	-
Total income from investment operations	0.43	0.73	0.44	0.78	-
Less distributions to shareholders:					
From net investment income	-	(0.35)	(0.34)	(0.19)	-
From net realized gains	-	(0.16)	(0.06)	(0.02)	-
Total distributions	-	(0.51)	(0.40)	(0.21)	-
Net asset value, end of period	$ 11.26	$ 10.83	$ 10.61	$ 10.57	$10.00
Total Return (a)	3.97%**	6.90%	4.15%	7.80%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$30,529	$17,935	$12,104	$ 2,319	$ 601
Ratio of expenses to average daily net assets:					
Before expense waiver	0.13%*	0.12%	0.14%	0.73%	-‡
After expense waiver	0.11%*#	0.10% #	0.10% #	0.10% #	-‡
Net investment income (loss) to average daily net assets	0.08%*	3.66%	5.69%	3.49%	-‡
Portfolio turnover rate	17%**	34%	17%	28%	N/A

* Annualized.
** Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
† Amount is less than $0.01 per share.
+ The Fund commenced operations on December 31, 2003.
‡ Amount is de minimis due to the short period of operations.
# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03+
			Class N		
Net asset value, beginning of period	$ 10.80	$ 10.60	$ 10.56	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.03)***	0.32 ***	0.27 ***	(0.00)†	-
Net realized and unrealized gain (loss) on investments	0.42	0.32	0.10	0.70	-
Total income from investment operations	0.39	0.64	0.37	0.70	-
Less distributions to shareholders:					
From net investment income	-	(0.28)	(0.27)	(0.12)	-
From net realized gains	-	(0.16)	(0.06)	(0.02)	-
Total distributions	-	(0.44)	(0.33)	(0.14)	-
Net asset value, end of period	$ 11.19	$ 10.80	$ 10.60	$ 10.56	$10.00
Total Return (a)	3.61% (b)**	6.14% (b)	3.51% (b)	6.98% (b)	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 397	$ 249	$ 134	$ 107	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.83% *	0.82%	0.84%	1.43%	-‡
After expense waiver	0.81% *#	0.80% #	0.80% #	0.80% #	N/A
Net investment income (loss) to average daily net assets	(0.62)% *	3.00%	2.50%	0.02%	-‡
Portfolio turnover rate	17% **	34%	17%	28%	N/A

*   Annualized.
**   Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
†   Amount is less than $0.01 per share.
+   The Fund commenced operations on December 31, 2003.
‡   Amount is de minimis due to the short period of operations.
\#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 11.20	$ 10.91	$ 10.75	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.03)***	0.26 ***	0.37 ***	0.64 ***	-
Net realized and unrealized gain (loss) on investments	0.61	0.57	0.19	0.34	-
Total income from investment operations	0.58	0.83	0.56	0.98	-
Less distributions to shareholders:					
From net investment income	-	(0.25)	(0.27)	(0.19)	-
From net realized gains	-	(0.29)	(0.13)	(0.04)	-
Total distributions	-	(0.54)	(0.40)	(0.23)	-
Net asset value, end of period	$ 11.78	$ 11.20	$ 10.91	$ 10.75	$10.00
Total Return (a)	5.18% (b)**	7.72% (b)	5.23% (b)	9.76% (b)	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$172,685	$144,228	$ 89,351	$ 21,577	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.50% *	0.50%	0.50%	0.52%	-‡
After expense waiver	N/A	N/A	N/A	0.50% #	-‡
Net investment income (loss) to average daily net assets	(0.50)% *	2.32%	3.43%	6.11%	-‡
Portfolio turnover rate	22% **	32%	23%	19%	N/A

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 11.25	$ 10.96	$ 10.77	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)***	0.25 ***	0.25 ***	0.21 ***	-
Net realized and unrealized gain (loss) on investments	0.62	0.60	0.35	0.79	-
Total income from investment operations	0.61	0.85	0.60	1.00	-
Less distributions to shareholders:					
From net investment income	-	(0.27)	(0.28)	(0.19)	-
From net realized gains	-	(0.29)	(0.13)	(0.04)	-
Total distributions	-	(0.56)	(0.41)	(0.23)	-
Net asset value, end of period	$ 11.86	$ 11.25	$ 10.96	$ 10.77	$10.00
Total Return (a)	5.42% **	7.87%	5.50%	10.07%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$291,258	$273,584	$237,433	$212,094	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.25% *	0.24%	0.25%	0.26%	-‡
After expense waiver	N/A	N/A	N/A	0.25% #	-‡
Net investment income (loss) to average daily net assets	(0.25)% *	2.19%	2.31%	1.99%	-‡
Portfolio turnover rate	22% **	32%	23%	19%	N/A

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
+	The Fund commenced operations on December 31, 2003.
‡	Amount is de minimis due to the short period of operations.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b)	Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 11.25	$ 10.95	$ 10.77	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)***	0.30 ***	0.45 ***	0.81 ***	-
Net realized and unrealized gain (loss) on investments	0.61	0.58	0.16	0.20	-
Total income from investment operations	0.60	0.88	0.61	1.01	-
Less distributions to shareholders:					
From net investment income	-	(0.29)	(0.30)	(0.20)	-
From net realized gains	-	(0.29)	(0.13)	(0.04)	-
Total distributions	-	(0.58)	(0.43)	(0.24)	-
Net asset value, end of period	$ 11.85	$ 11.25	$ 10.95	$ 10.77	$10.00
Total Return (a)	5.33% **	8.08%	5.63%	10.07%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$135,980	$105,565	$65,716	$ 10,249	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.15% *	0.15%	0.14%	0.19%	-‡
After expense waiver	N/A	N/A	N/A	0.15% #	-‡
Net investment income (loss) to average daily net assets	(0.15)% *	2.66%	4.04%	7.69%	-‡
Portfolio turnover rate	22% **	32%	23%	19%	N/A

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 11.26	$ 10.96	$ 10.78	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)***	0.30 ***	0.38 ***	0.52 ***	-
Net realized and unrealized gain (loss) on investments	0.62	0.58	0.23	0.50	-
Total income from investment operations	0.61	0.88	0.61	1.02	-
Less distributions to shareholders:					
From net investment income	-	(0.29)	(0.30)	(0.20)	-
From net realized gains	-	(0.29)	(0.13)	(0.04)	-
Total distributions	-	(0.58)	(0.43)	(0.24)	-
Net asset value, end of period	$ 11.87	$ 11.26	$ 10.96	$ 10.78	$10.00
Total Return (a)	5.42% **	8.12%	5.65%	10.19%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 83,345	$ 66,802	$35,933	$ 12,389	$ 601
Ratio of expenses to average daily net assets:					
Before expense waiver	0.10% *	0.10%	0.10%	0.21%	-‡
After expense waiver	N/A	N/A	N/A	0.10% #	-‡
Net investment income (loss) to average daily net assets	(0.10)% *	2.69%	3.45%	5.00%	-‡
Portfolio turnover rate	22% **	32%	23%	19%	N/A

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
+	The Fund commenced operations on December 31, 2003.
‡	Amount is de minimis due to the short period of operations.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

	Class N				
	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 11.22	$ 10.94	$ 10.77	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.05)***	0.21 ***	0.27 ***	0.06 ***	-
Net realized and unrealized gain (loss) on investments	0.62	0.58	0.27	0.88	-
Total income from investment operations	0.57	0.79	0.54	0.94	-
Less distributions to shareholders:					
From net investment income	-	(0.22)	(0.24)	(0.13)	-
From net realized gains	-	(0.29)	(0.13)	(0.04)	-
Total distributions	-	(0.51)	(0.37)	(0.17)	-
Net asset value, end of period	$ 11.79	$ 11.22	$ 10.94	$ 10.77	$10.00
Total Return (a)	5.08% (b)**	7.31% **(b)	4.99% (b)	9.39% (b)	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 407	$ 309	$ 238	$ 113	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.80% *	0.80%	0.80%	1.57%	-‡
After expense waiver	N/A	N/A	N/A	0.80% #	N/A
Net investment income (loss) to average daily net assets	(0.80)% *	1.93%	2.46%	0.55%	-‡
Portfolio turnover rate	22% **	32%	23%	19%	N/A

*   *Annualized.*
**   *Percentage represents results for the period and is not annualized.*
*** *Per share amount calculated on the average shares method.*
+   *The Fund commenced operations on December 31, 2003.*
‡   *Amount is de minimis due to the short period of operations.*
#   *Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)   *Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)   *Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*

The accompanying notes are an integral part of the financial statements.

MassMutual Select Destination Retirement 2030 Fund – Financial Statements *(Continued)*

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 12.05	$ 11.50	$ 11.11	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.00)***††	0.15 ***	0.21 ***	0.27 ***	-
Net realized and unrealized gain (loss) on investments	0.86	0.95	0.52	0.95	-
Total income from investment operations	0.86	1.10	0.73	1.22	-
Less distributions to shareholders:					
From net investment income	-	(0.18)	(0.18)	(0.10)	-
From net realized gains	-	(0.37)	(0.16)	(0.01)	-
Total distributions	-	(0.55)	(0.34)	(0.11)	-
Net asset value, end of period	$ 12.91	$ 12.05	$ 11.50	$ 11.11	$10.00
Total Return (a)	7.14% (b)**	9.70% (b)	6.56% (b)	12.24% (b)	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$135,241	$112,499	$ 63,024	$ 21,459	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.50% *	0.50%	0.50%	0.52%	-‡
After expense waiver	N/A	N/A	N/A	0.50% #	N/A
Net investment income (loss) to average daily net assets	(0.50)% *	1.31%	1.89%	2.58%	-‡
Portfolio turnover rate	25% **	34%	17%	10%	N/A

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 12.11	$ 11.55	$ 11.13	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.00)***††	0.15 ***	0.14 ***	0.10 ***	-
Net realized and unrealized gain (loss) on investments	0.88	0.98	0.63	1.15	-
Total income from investment operations	0.88	1.13	0.77	1.25	-
Less distributions to shareholders:					
From net investment income	-	(0.20)	(0.19)	(0.11)	-
From net realized gains	-	(0.37)	(0.16)	(0.01)	-
Total distributions	-	(0.57)	(0.35)	(0.12)	-
Net asset value, end of period	$ 12.99	$ 12.11	$ 11.55	$ 11.13	$10.00
Total Return (a)	7.27% **	9.93%	6.92%	12.49%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$235,091	$211,382	$180,837	$168,132	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.25% *	0.25%	0.25%	0.26%	-‡
After expense waiver	N/A	N/A	N/A	0.25% #	N/A
Net investment income (loss) to average daily net assets	(0.25)% *	1.28%	1.26%	0.93%	-‡
Portfolio turnover rate	25% **	34%	17%	10%	N/A

* Annualized.
** Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
†† Amount is less than $0.01 per share.
+ The Fund commenced operations on December 31, 2003.
‡ Amount is de minimis due to the short period of operations.
# Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 12.10	$ 11.54	$ 11.13	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.00)***††	0.22 ***	0.32 ***	0.43 ***	-
Net realized and unrealized gain (loss) on investments	0.89	0.93	0.46	0.83	-
Total income from investment operations	0.89	1.15	0.78	1.26	-
Less distributions to shareholders:					
From net investment income	-	(0.22)	(0.21)	(0.12)	-
From net realized gains	-	(0.37)	(0.16)	(0.01)	-
Total distributions	-	(0.59)	(0.37)	(0.13)	-
Net asset value, end of period	$ 12.99	$ 12.10	$ 11.54	$ 11.13	$10.00
Total Return (a)	7.36% **	10.05%	6.97%	12.60%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 89,838	$ 68,388	$33,819	$ 3,169	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.15% *	0.15%	0.15%	0.23%	-‡
After expense waiver	N/A	N/A	N/A	0.15% #	N/A
Net investment income (loss) to average daily net assets	(0.15)% *	1.82%	2.77%	4.01%	-‡
Portfolio turnover rate	25% **	34%	17%	10%	N/A

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 12.11	$ 11.55	$ 11.14	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.00)***††	0.20 ***	0.27 ***	0.33 ***	-
Net realized and unrealized gain (loss) on investments	0.90	0.95	0.51	0.94	-
Total income from investment operations	0.90	1.15	0.78	1.27	-
Less distributions to shareholders:					
From net investment income	-	(0.22)	(0.21)	(0.12)	-
From net realized gains	-	(0.37)	(0.16)	(0.01)	-
Total distributions	-	(0.59)	(0.37)	(0.13)	-
Net asset value, end of period	$ 13.01	$ 12.11	$ 11.55	$ 11.14	$10.00
Total Return (a)	7.34% **	10.17%	6.98%	12.71%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 55,844	$ 42,835	$18,300	$ 4,245	$ 601
Ratio of expenses to average daily net assets:					
Before expense waiver	0.10% *	0.10%	0.10%	0.45%	-‡
After expense waiver	N/A	N/A	N/A	0.10% #	N/A
Net investment income (loss) to average daily net assets	(0.10)% *	1.66%	2.42%	3.16%	-‡
Portfolio turnover rate	25% **	34%	17%	10%	N/A

*   Annualized.
**   Percentage represents results for the period and is not annualized.
***   Per share amount calculated on the average shares method.
††   Amount is less than $0.01 per share.
+   The Fund commenced operations on December 31, 2003.
‡   Amount is de minimis due to the short period of operations.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)   Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights (For a share outstanding throughout each period)

	Class N				
	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 12.07	$ 11.52	$ 11.13	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.00)***††	0.09 ***	0.14 ***	(0.02)***	-
Net realized and unrealized gain (loss) on investments	0.85	0.98	0.55	1.21	-
Total income from investment operations	0.85	1.07	0.69	1.19	-
Less distributions to shareholders:					
From net investment income	-	(0.15)	(0.14)	(0.05)	-
From net realized gains	-	(0.37)	(0.16)	(0.01)	-
Total distributions	-	(0.52)	(0.30)	(0.06)	-
Net asset value, end of period	$ 12.92	$ 12.07	$ 11.52	$ 11.13	$10.00
Total Return (a)	7.04% (b)**	9.39% (b)	6.20% (b)	11.89% (b)	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 284	$ 209	$ 162	$ 113	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.80% *	0.80%	0.80%	1.47%	-‡
After expense waiver	N/A	N/A	N/A	0.80% #	N/A
Net investment income (loss) to average daily net assets	(0.80)% *	0.78%	1.26%	(0.24)%	-‡
Portfolio turnover rate	25% **	34%	17%	10%	N/A

*   Annualized.
**   Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
††   Amount is less than $0.01 per share.
+   The Fund commenced operations on December 31, 2003.
‡   Amount is de minimis due to the short period of operations.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b) Total Return excludes sales charges and would be lower for the period presented if it reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

Class A

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 12.39	$ 11.77	$ 11.26	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.03)***	0.07 ***	0.10 ***	0.20 ***	-
Net realized and unrealized gain (loss) on investments	1.05	1.24	0.73	1.14	-
Total income from investment operations	1.02	1.31	0.83	1.34	-
Less distributions to shareholders:					
From net investment income	-	(0.13)	(0.11)	(0.06)	-
From net realized gains	-	(0.56)	(0.21)	(0.02)	-
Total distributions	-	(0.69)	(0.32)	(0.08)	-
Net asset value, end of period	$ 13.41	$ 12.39	$ 11.77	$ 11.26	$10.00
Total Return (a)	8.23% (b)**	11.26% (b)	7.47% (b)	13.39% (b)	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 61,256	$ 46,934	$ 26,913	$ 6,414	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.50% *	0.50%	0.50%	0.55%	-‡
After expense waiver	N/A	N/A	0.50% #	0.50% #	-‡
Net investment income (loss) to average daily net assets	(0.50)% *	0.59%	0.85%	1.92%	-‡
Portfolio turnover rate	25% **	42%	18%	13%	N/A

Class L

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 12.45	$ 11.81	$ 11.28	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.02)***	0.08 ***	0.07 ***	0.04 ***	-
Net realized and unrealized gain (loss) on investments	1.06	1.27	0.80	1.33	-
Total income from investment operations	1.04	1.35	0.87	1.37	-
Less distributions to shareholders:					
From net investment income	-	(0.15)	(0.13)	(0.07)	-
From net realized gains	-	(0.56)	(0.21)	(0.02)	-
Total distributions	-	(0.71)	(0.34)	(0.09)	-
Net asset value, end of period	$ 13.49	$ 12.45	$ 11.81	$ 11.28	$10.00
Total Return (a)	8.35% **	11.58%	7.75%	13.63%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$150,954	$134,968	$107,540	$101,487	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.25% *	0.25%	0.25%	0.27%	-‡
After expense waiver	N/A	N/A	0.25% #	0.25% #	-‡
Net investment income (loss) to average daily net assets	(0.25)% *	0.68%	0.60%	0.41%	-‡
Portfolio turnover rate	25% **	42%	18%	13%	N/A

*   Annualized.
**   Percentage represents results for the period and is not annualized.
*** Per share amount calculated on the average shares method.
+   The Fund commenced operations on December 31, 2003.
‡   Amount is de minimis due to the short period of operations.
#   Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a) Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.
(b) Total return excludes sales charges and would be lower for the period presented if it reflected these charges.

<center>The accompanying notes are an integral part of the financial statements.</center>

Financial Highlights *(For a share outstanding throughout each period)*

Class Y

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 12.44	$ 11.81	$ 11.28	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)***	0.12 ***	0.16 ***	0.27 ***	-
Net realized and unrealized gain (loss) on investments	1.06	1.23	0.72	1.11	-
Total income from investment operations	1.05	1.35	0.88	1.38	-
Less distributions to shareholders:					
From net investment income	-	(0.16)	(0.14)	(0.08)	-
From net realized gains	-	(0.56)	(0.21)	(0.02)	-
Total distributions	-	(0.72)	(0.35)	(0.10)	-
Net asset value, end of period	$ 13.49	$ 12.44	$ 11.81	$ 11.28	$10.00
Total Return (a)	8.44% **	11.60%	7.88%	13.74%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 40,723	$ 31,379	$ 8,379	$ 596	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.15% *	0.15%	0.15%	0.54%	-‡
After expense waiver	N/A	N/A	0.15% #	0.15% #	-‡
Net investment income (loss) to average daily net assets	(0.15)% *	0.96%	1.41%	2.55%	-‡
Portfolio turnover rate	25% **	42%	18%	13%	N/A

Class S

	Six months ended 6/30/07 (Unaudited)	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 12.45	$ 11.82	$ 11.28	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)***	0.08 ***	0.27 ***	0.09 ***	-
Net realized and unrealized gain (loss) on investments	1.07	1.28	0.63	1.29	-
Total income from investment operations	1.06	1.36	0.90	1.38	-
Less distributions to shareholders:					
From net investment income	-	(0.17)	(0.15)	(0.08)	-
From net realized gains	-	(0.56)	(0.21)	(0.02)	-
Total distributions	-	(0.73)	(0.36)	(0.10)	-
Net asset value, end of period	$ 13.51	$ 12.45	$ 11.82	$ 11.28	$10.00
Total Return (a)	8.51% **	11.63%	8.00%	13.75%	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 37,734	$ 27,944	$27,274	$ 1,741	$ 601
Ratio of expenses to average daily net assets:					
Before expense waiver	0.10% *	0.10%	0.10%	0.66%	-‡
After expense waiver	N/A	N/A	0.10% #	0.10% #	-‡
Net investment income (loss) to average daily net assets	(0.10)% *	0.67%	2.37%	0.85%	-‡
Portfolio turnover rate	25% **	42%	18%	13%	N/A

*	Annualized.
**	Percentage represents results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
+	The Fund commenced operations on December 31, 2003.
‡	Amount is de minimis due to the short period of operations.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
(a)	Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.

The accompanying notes are an integral part of the financial statements.

Financial Highlights *(For a share outstanding throughout each period)*

| | Six months ended 6/30/07 (Unaudited) | Class N | | | |
		Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Period ended 12/31/03+
Net asset value, beginning of period	$ 12.41	$ 11.79	$ 11.28	$ 10.00	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	(0.05)***	0.02 ***	0.07 ***	(0.07)***	-
Net realized and unrealized gain (loss) on investments	1.06	1.25	0.73	1.38	-
Total income from investment operations	1.01	1.27	0.80	1.31	-
Less distributions to shareholders:					
From net investment income	-	(0.09)	(0.08)	(0.01)	-
From net realized gains	-	(0.56)	(0.21)	(0.02)	-
Total distributions	-	(0.65)	(0.29)	(0.03)	-
Net asset value, end of period	$ 13.42	$ 12.41	$ 11.79	$ 11.28	$10.00
Total Return (a)	8.14% (b)**	10.91% (b)	7.11% (b)	13.03% (b)	-‡
Ratios / Supplemental Data:					
Net assets, end of period (000's)	$ 235	$ 189	$ 142	$ 114	$ 101
Ratio of expenses to average daily net assets:					
Before expense waiver	0.80% *	0.80%	0.80%	1.54%	-‡
After expense waiver	N/A	N/A	0.80% #	0.80% #	N/A
Net investment income (loss) to average daily net assets	(0.80)% *	0.18%	0.59%	(0.63)%	-‡
Portfolio turnover rate	25% **	2%	18%	13%	N/A

*	*Annualized.*
**	*Percentage represents results for the period and is not annualized.*
***	*Per share amount calculated on the average shares method.*
+	*The Fund commenced operations on December 31, 2003.*
‡	*Amount is de minimis due to the short period of operations.*
#	*Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.*
(a)	*Employee retirement benefit plans that invest plan assets in the Separate Investment Accounts (SIAs) may be subject to certain charges as set forth in their respective Plan Documents. Total return figures would be lower for the periods presented if they reflected these charges.*
(b)	*Total return excludes sales charges and would be lower for the period presented if it reflected these charges.*

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements (Unaudited)

1. The Fund

MassMutual Select Funds (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end, management investment company. The Trust is organized under the laws of the Commonwealth of Massachusetts as a Massachusetts business trust pursuant to an Agreement and Declaration of Trust dated May 28, 1993, as amended. The Trust consists of the following series (each individually referred to as a "Fund" or collectively as the "Funds"): MassMutual Select Strategic Bond Fund ("Strategic Bond Fund"), MassMutual Select Strategic Balanced Fund ("Strategic Balanced Fund"), MassMutual Select Diversified Value Fund ("Diversified Value Fund"), MassMutual Select Fundamental Value Fund ("Fundamental Value Fund"), MassMutual Select Value Equity Fund ("Value Equity Fund"), MassMutual Select Large Cap Value Fund ("Large Cap Value Fund"), MassMutual Select Indexed Equity Fund ("Indexed Equity Fund"), MassMutual Select Core Opportunities Fund ("Core Opportunities Fund"), MassMutual Select Blue Chip Growth Fund ("Blue Chip Growth Fund"), MassMutual Select Large Cap Growth Fund ("Large Cap Growth Fund"), MassMutual Select Growth Equity Fund ("Growth Equity Fund"), MassMutual Select Aggressive Growth Fund ("Aggressive Growth Fund"), MassMutual Select OTC 100 Fund ("OTC 100 Fund"), MassMutual Select Focused Value Fund ("Focused Value Fund"), MassMutual Select Mid-Cap Value Fund ("Mid-Cap Value Fund"), MassMutual Select Small Cap Value Equity Fund ("Small Cap Value Equity Fund"), MassMutual Select Small Company Value Fund ("Small Company Value Fund"), MassMutual Select Small Cap Core Equity Fund ("Small Cap Core Equity Fund"), MassMutual Select Mid Cap Growth Equity Fund ("Mid Cap Growth Equity Fund"), MassMutual Select Mid Cap Growth Equity II Fund ("Mid Cap Growth Equity II Fund"), MassMutual Select Small Cap Growth Equity Fund ("Small Cap Growth Equity Fund"), MassMutual Select Small Company Growth Fund ("Small Company Growth Fund"), MassMutual Select Emerging Growth Fund ("Emerging Growth Fund"), MassMutual Select Diversified International Fund ("Diversified International Fund"), MassMutual Select Overseas Fund ("Overseas Fund"), MassMutual Select Destination Retirement Income Fund ("Destination Retirement Income Fund"), MassMutual Select Destination Retirement 2010 Fund ("Destination Retirement 2010 Fund"), MassMutual Select Destination Retirement 2020 Fund ("Destination Retirement 2020 Fund"), MassMutual Select Destination Retirement 2030 Fund ("Destination Retirement 2030 Fund") and MassMutual Select Destination Retirement 2040 Fund ("Destination Retirement 2040 Fund").

Each Fund has five classes of shares: Class A, Class L, Class Y, Class S and Class N. Additionally, the Indexed Equity Fund has a sixth class of shares: Class Z. The principal economic difference among the classes is the level of service and administration fees borne by the classes. The classes of shares are offered to different types of investors, as outlined in the Trust's Prospectus.

The five Destination Retirement Funds invest all of their investable assets in shares of various funds advised by MassMutual as a control affiliate of MassMutual. The financial statements included herein are those of the Destination Retirement Funds and the applicable MassMutual Select Funds. The financial statements of the applicable MassMutual Premier Funds, or Oppenheimer Funds which are advised by Oppenheimer Funds, Inc., a majority owned, indirect subsidiary of MassMutual, are presented separately and can be obtained from the SEC's EDGAR database on its Internet site at www.sec.gov or by calling MassMutual at 1-888-309-3539. The assets of each Destination Retirement Fund are diversified and a shareholder's interest is limited to the Select, Premier or Oppenheimer Funds in which the shares are invested.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed consistently by each Fund in the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Investment Valuation   Equity securities are valued on the basis of valuations furnished by a pricing service, authorized by the Board of Trustees ("Trustees"), which provides the last reported sale price for securities listed on a national securities exchange or the official closing price on the NASDAQ National Market System, or in the case of over-the-counter securities not so listed, the last reported bid price. Debt securities (other than short-term obligations with a remaining maturity of sixty days or less) are valued on the basis of valuations furnished by a pricing service, authorized by the Trustees, which determines valuations taking into account appropriate factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data. Short-term securities with a remaining maturity of sixty days or less are valued at either amortized cost or at original cost plus accrued interest, whichever approximates current market value. Shares of other funds of the Trust are valued at their net asset value as reported on each business day. All other securities and other assets, including futures, options, swaps and debt securities for which the prices supplied by a pricing agent are deemed by the Trustees not to be representative of market values, including restricted securities and securities for which no market quotation is available, are valued at fair value in accordance with procedures approved by the Trustees. Securities are typically valued on the basis of valuations furnished by a primary pricing service or, if no such valuation is available, from a secondary pricing service. However, valuation methods approved by the Trustees which are intended to reflect fair value may be used when pricing service information is not readily available or when a security's value is believed to have been materially affected by a significant event, such as a natural disaster, an economic event like a bankruptcy filing, or a substantial fluctuation in domestic or foreign markets, that has occurred after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market). In such a case, a Fund's value for a security is likely to be different from the last quoted market price or pricing service information. In addition, a fair value pricing service is used to assist in the pricing of foreign securities held by the Trust's foreign funds. Due to the subjective and variable nature of fair value pricing, it is possible that the value determined for a particular asset may be materially different from the value realized upon such asset's sale.

Portfolio securities traded on more than one national securities exchange are valued at the last price on the business day as of which such value is being determined at the close of the exchange representing the principal market for such securities. All assets and liabilities expressed in foreign currencies are converted into U.S. dollars at the mean between the buying and selling rates of such currencies against U.S. dollars last quoted by any major bank. If such quotations are not available, the rate of exchange is determined in accordance with policies established by the Trustees.

Securities Lending   Each Fund may lend its securities to qualified brokers; however, securities lending cannot exceed 33% of the total assets of the Funds taken at current value. The loans are collateralized at all times with cash or securities with a market value at least equal to 100% of the market value of the securities on loan. The market value of the loaned securities is determined at the close of business of the Fund and any additional collateral is delivered to the Fund the next business day. As with other extensions of credit, the Funds may bear the risk of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially. The Funds receive compensation for lending their securities. At June 30, 2007, the Funds loaned securities having the following market values collateralized by cash, which was invested in short-term instruments in the following amounts:

	Securities on Loan	Collateral
Strategic Bond Fund	$ 15,703,586	$ 16,047,957
Strategic Balanced Fund	12,848,395	13,326,472
Diversified Value Fund	40,204,146	41,442,836
Fundamental Value Fund	53,867,352	55,797,705
Value Equity Fund	5,309,886	5,507,619
Large Cap Value Fund	81,681,799	84,211,007
Indexed Equity Fund	116,531,908	120,334,873
Core Opportunities Fund	3,815,714	3,945,556
Blue Chip Growth Fund	37,617,554	38,771,276

	Securities on Loan	Collateral
Large Cap Growth Fund	$ 4,495,176	$ 4,624,790
Growth Equity Fund	15,898,486	16,461,749
Aggressive Growth Fund	70,415,785	72,231,709
OTC 100 Fund	3,820,795	4,017,938
Focused Value Fund	154,361,449	159,342,969
Mid-Cap Value Fund	46,642,755	48,492,014
Small Cap Value Equity Fund	36,934,104	38,671,982
Small Company Value Fund	166,892,948	173,593,920
Small Cap Core Equity Fund	9,391,652	9,794,729
Mid Cap Growth Equity Fund	25,271,372	26,072,349
Mid Cap Growth Equity II Fund	194,555,185	201,434,087
Small Cap Growth Equity Fund	265,621,522	276,180,633
Small Company Growth Fund	50,738,387	52,902,964
Emerging Growth Fund	28,716,807	29,674,862
Diversified International Fund	5,259,272	5,554,022
Overseas Fund	121,699,087	127,928,033
	$1,568,295,122	$1,626,364,051

For each Fund the amount of securities on loan indicated in the table above may not correspond with the securities on loan identified on the Portfolio of Investments because securities with pending sales are in process of recall from the brokers.

The Trust receives, as fees, a share of the income earned on investment of the cash collateral received for the loan of securities. For the the six months ended June 30, 2007, the Trust earned securities lending income as follows:

	Securities Lending Gross Income	Securities Lending Fees and Expenses	Securities Lending Net Income
Strategic Bond Fund	$ 232,455	$ 220,049	$ 12,406
Strategic Balanced Fund	578,767	554,454	24,313
Diversified Value Fund	942,278	906,025	36,253
Fundamental Value Fund	1,382,462	1,337,586	44,876
Value Equity Fund	173,922	171,392	2,530
Large Cap Value Fund	2,730,075	2,659,111	70,964
Indexed Equity Fund	2,746,802	2,692,015	54,787
Core Opportunities Fund	136,542	131,710	4,832
Blue Chip Growth Fund	986,826	954,529	32,297
Large Cap Growth Fund	95,871	83,539	12,332
Growth Equity Fund	654,412	643,966	10,446
Aggressive Growth Fund	1,296,585	1,276,823	19,762
OTC 100 Fund	159,951	153,918	6,033
Focused Value Fund	1,924,806	1,877,116	47,690
Mid-Cap Value Fund	620,193	607,315	12,878
Small Cap Value Equity Fund	492,108	440,972	51,136
Small Company Value Fund	4,034,048	3,859,880	174,168
Small Cap Core Equity Fund	193,637	178,792	14,845
Mid Cap Growth Equity Fund	733,877	719,552	14,325
Mid Cap Growth Equity II Fund	4,977,547	4,753,994	223,553
Small Cap Growth Equity Fund	5,998,921	5,714,726	284,195
Small Company Growth Fund	1,237,954	1,080,157	157,797
Emerging Growth Fund	834,442	634,846	199,596
Diversified International Fund	188,764	123,660	65,104
Overseas Fund	2,961,352	2,325,946	635,406
	$36,314,597	$34,102,073	$2,212,524

Repurchase Agreements

Each Fund may enter into repurchase agreements with certain banks and broker/dealers whereby a Fund acquires a security for cash and obtains a simultaneous commitment from the seller to repurchase the security at an agreed upon price and date. The Funds, through their custodian, take possession of the securities collateralizing the repurchase agreement. The collateral is marked to market daily to ensure that the market value of the underlying assets remains sufficient to protect the Funds in the event of default by the seller. Collateral for certain tri-party repurchase agreements is held at the counterparty's custodian in a segregated account for the benefit of the Funds and the counterparty. In connection with transactions in repurchase agreements, if the seller defaults and the value of the collateral declines or if the seller enters insolvency proceedings, realization of collateral by the Funds may be delayed or limited.

Accounting for Investments

Investment transactions are accounted for on the trade date. Realized gains and losses on sales of investments and unrealized appreciation and depreciation of investments are computed on the specific identification cost method. Interest income, adjusted for amortization of discounts and premiums on debt securities, is earned from the settlement date and is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Federal Income Tax

It is each Fund's intent to continue to comply with the provisions of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to a regulated investment company. Under such provisions, the Funds will not be subject to federal income taxes on their ordinary income and net realized capital gains to the extent they are distributed or deemed to have been distributed to their shareholders. Therefore, no federal income tax provision is required. Withholding taxes on foreign interest, dividends, and capital gains have been provided for in accordance with the applicable country's tax rules and rates.

Dividends and Distributions to Shareholders

Dividends from net investment income of each Fund are declared and paid annually and at other times as may be required to satisfy tax or regulatory requirements. Distributions of any net realized capital gains of each Fund are declared and paid annually and at other times as may be required to satisfy tax or regulatory requirements. Distributions to shareholders are recorded on the ex-dividend date. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. These differences are primarily due to investments in forward contracts, passive foreign investment companies, the deferral of wash sale losses, and paydowns on certain mortgage-backed securities. As a result, net investment income and net realized gain on investment transactions for a reporting period may differ significantly from distributions during such period.

Accordingly, the Funds may periodically make reclassifications among certain of their capital accounts without affecting the net asset value of the Funds.

Foreign Currency Translation

The books and records of the Funds are maintained in U.S. dollars. The market values of foreign currencies, foreign securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the mean of the buying and selling rates of such currencies against the U.S. dollar at the end of each business day. Purchases and sales of foreign securities and income and expense items are translated at the rates of exchange prevailing on the respective dates of such transactions. The Funds do not isolate that portion of the results of operations arising from changes in the exchange rates from that portion arising from changes in the market prices of securities. Net realized foreign currency gains and losses resulting from changes in exchange rates include foreign currency gains and losses between trade date and settlement date on investment securities transactions, foreign currency transactions and the difference between the amounts of dividends recorded on the books of the Funds and the amount actually received.

Forward Foreign Currency Contracts

Each Fund may enter into forward foreign currency contracts in order to hedge the effect of currency movements of foreign denominated securities or obligations, or for the Diversified International Fund to generate additional returns by buying currencies in excess of underlying equities when opportunities arise. A forward foreign currency contract is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of a forward foreign currency contract fluctuates with changes in foreign currency exchange and interest rates. Forward foreign currency contracts are marked to market daily and the change in their value is recorded by the Funds as an unrealized gain or loss. When a forward foreign currency contract is extinguished, through delivery or offset by entering into another forward foreign currency contract, the Funds record a realized gain or

loss equal to the difference between the value of the contract at the time it was opened and the value of the contract at the time it was extinguished or offset.

Forward foreign currency contracts involve a risk of loss from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in foreign currency values and interest rates.

The notional or contractual amounts of these instruments represent the investments the Funds have in particular classes of financial instruments and do not necessarily represent the amounts potentially subject to risk. The measurement of the risk associated with these instruments is meaningful only when all related and offsetting transactions and counterparty risk are considered.

A summary of open forward foreign currency contracts for the Strategic Bond Fund, Strategic Balanced Fund, Diversified International Fund and Overseas Fund at June 30, 2007 is as follows:

Settlement Date	Contracts to Deliver/Receive	Units of Currency	In Exchange for U.S. Dollars	Contracts at Value	Unrealized Appreciation (Depreciation)
Strategic Bond Fund					
SELLS					
08/08/07	Euro	712,885	$ 970,190	$ 965,849	$ 4,341
					$ 4,341
Strategic Balanced Fund					
BUYS					
08/08/07	Canadian Dollar	306,575	274,217	289,254	$ 15,037
SELLS					
08/08/07	Canadian Dollar	453,253	405,414	427,645	(22,231)
08/08/07	Euro	322,810	438,838	437,551	1,287
					(20,944)
					$ (5,907)
Diversified International Fund					
BUYS					
09/18/07	Australian Dollar	22,290,000	18,761,994	18,870,883	108,889
09/18/07	British Pound	7,645,000	15,135,648	15,321,627	185,979
09/18/07	New Zealand Dollar	9,411,000	7,048,961	7,226,289	177,328
					$ 472,196
SELLS					
09/18/07	Australian Dollar	1,288,000	1,073,038	1,090,431	(17,393)
09/18/07	British Pound	435,000	855,684	871,800	(16,116)
09/18/07	Euro	10,602,000	14,300,641	14,354,833	(54,192)
09/18/07	Japanese Yen	2,411,156,000	20,110,708	19,717,443	393,265
09/18/07	Swiss Franc	2,627,000	2,156,488	2,155,597	891
					$ 306,455
					$ 778,651
Overseas Fund					
SELLS					
07/18/07	British Pound	10,130,000	19,851,761	20,309,781	(458,020)
07/25/07	British Pound	9,850,000	19,554,220	19,753,494	(199,274)
10/05/07	British Pound	21,900,000	43,190,085	43,889,402	(699,317)
10/19/07	British Pound	16,230,000	32,477,853	32,516,858	(39,005)
					$(1,395,616)

Delayed Delivery Transactions, When Issued Securities, and Forward Commitments

Each Fund may purchase or sell securities on a "when issued" or delayed delivery or on a forward commitment basis. The Funds use forward commitments to manage interest rate exposure or as a temporary substitute for purchasing or selling particular debt securities. Payment and delivery may take place after the customary settlement period for that security. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. These securities are valued on the basis of valuations furnished by a pricing service, authorized by the Trustees, which determines valuations taking into account appropriate factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data. Securities for which no market quotation is available, are valued at fair value in accordance with procedures approved by the Trustees. The Funds record on a daily basis the unrealized appreciation (depreciation) based upon changes in the value of these securities. When a forward commitment contract is closed, the Funds record a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value of the contract at the time it was closed. Losses may arise due to changes in the value of the underlying securities or if the counterparty does not perform under the contract, or if the issuer does not issue the securities due to political, economic, or other factors. Funds monitor exposure to ensure counterparties are creditworthy and concentration of exposure is minimized.

A summary of open obligations for Strategic Bond Fund under these forward commitments at June 30, 2007 is as follows:

Forward Commitment Contracts to Buy	Expiration of Contracts	Aggregate Face Value of Contracts	Cost	Market Value	Unrealized Appreciation (Depreciation)
Strategic Bond Fund					
FNMA TBA					
6.0% 7/01/2037	Jul-07	$10,000,000	$9,846,305	$9,889,844	$43,539
					$43,539

Financial Futures Contracts

The Funds may purchase and sell financial futures contracts and options on such futures contracts for the purpose of hedging the market risk on existing securities or as a substitute for the purchase of securities. Futures contracts are contracts for delayed delivery of securities at a specific future date and at a specific price or yield. Upon entering into a contract, the Funds deposit and maintain as collateral such initial margin as required by the exchange on which the transaction is effected. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as variation margin and are recorded by the Funds as unrealized gains or losses. When the contract is closed, each Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded.

A summary of open futures contracts for the Strategic Bond Fund, Strategic Balanced Fund, Indexed Equity Fund, Growth Equity Fund, OTC 100 Fund, Small Cap Value Equity Fund, Small Cap Core Equity Fund, and Diversified International Fund at June 30, 2007, is as follows:

Number of Contracts	Type	Expiration Date	Notional Contract Value	Net Unrealized Appreciation (Depreciation)
Strategic Bond Fund				
BUYS				
1	Euro FX Curr	9/19/07	$ 169,600	$ 1,695
124	90 Day Euro	3/17/08	29,384,900	4,980
59	90 Day Euro	9/17/07	13,963,825	(32,445)
126	90 Day Euro	12/7/07	29,835,225	(26,430)

Number of Contracts	Type	Expiration Date	Notional Contract Value	Net Unrealized Appreciation (Depreciation)
Strategic Bond Fund (continued)				
33	Euribor 3M	9/17/07	$ 71,209	$ (67,320)
263	U.S. Treasury Note 5 Year	10/3/07	27,372,547	(78,033)
7	3MO GBP Libor	9/19/07	18	(147)
11	3MO GBP Libor	9/19/07	28	(234)
11	90 Day GBP Libor	9/19/07	2,585,512	(20,385)
6	Euro Bond Future	10/10/07	896,181	(20,787)
4	Euro Bond Future	8/24/07	755	(6,335)
234	U.S. Long Bond Future	9/28/07	25,213,500	(39,575)
				$(285,016)
SELLS				
2	U.S. Treasury Note 2 Year	9/28/07	$ 407,563	$ 490
70	U.S. Treasury Note 10 Year	9/28/07	7,339,219	(80,397)
5	U.S. Treasury Note 10 Year	12/31/07	527,344	(6,838)
				$ (86,745)
Strategic Balanced Fund				
BUYS				
33	90 Day Euro	3/17/08	$ 7,820,175	$ (3,428)
9	90 Day Euro	9/17/07	2,130,075	(4,258)
35	90 Day Euro	12/17/07	8,287,563	(7,300)
13	90 Day Euro	9/17/07	28,052	(17,422)
125	U.S. Treasury Note 5 Year	10/3/07	13,006,241	8,364
2	3MO GBP Libor	9/19/07	5	(24)
4	3MO GBP Libor	9/19/07	10	(49)
4	90 Day GBP Libor	9/19/07	940,186	(4,196)
4	Euro Bond Future	10/10/07	597,454	(9,067)
55	U.S. Long Bond Future	9/28/07	5,926,250	(3,406)
				$ (40,786)
SELLS				
35	U.S. Treasury Note 10 Year	9/28/07	$ 3,693,864	$ (12,788)
2	U.S. Treasury Note 10 Year	12/31/07	210,936	(2,729)
				$ (15,517)
Indexed Equity Fund				
BUYS				
58	S&P 500 Index	9/15/07	$21,973,300	$(130,126)
Growth Equity Fund				
BUYS				
15	S&P 500 Index	9/15/07	$ 5,682,750	$ (13,185)
OTC 100 Fund				
BUYS				
16	Nasdaq 100	9/21/07	$ 625,920	$ (567)
Small Cap Value Equity Fund				
BUYS				
46	Russell Mini	9/21/07	$ 3,873,660	$ (9,879)
Small Cap Core Equity Fund				
BUYS				
2	Russell Mini	9/21/07	$ 168,420	$ 1,086
Diversified International Fund				
BUYS				
49	DJ Euro	9/20/07	$ 2,983,695	$ 56,801

Options The Funds may purchase put and call options. By purchasing a put option, a Fund obtains the right (but not the obligation) to sell the instrument underlying the option at a fixed strike price. In return for this right, a Fund pays the current market price for the option (known as the option premium). Options have various types of underlying instruments, including specific securities, indexes of securities, indexes of security prices, indexes of interest rates, futures contracts and swap agreements. A Fund may terminate its position in a put option it has purchased by allowing it to expire or by exercising the option. A Fund may also close out a put option position by entering into an offsetting transaction, if a liquid market exists. If the option is allowed to expire, a Fund will lose the entire premium it paid. Premiums paid for purchasing options which expire are treated as realized losses. If a Fund exercises a put option on a security, it will sell the instrument underlying the option at the strike price. If a Fund exercises an option on an index, settlement is in cash and does not involve the actual sale of securities.

The buyer of a typical put option can expect to realize a gain if the price of the underlying instrument falls substantially. However, if the price of the instrument underlying the option does not fall enough to offset the cost of purchasing the option, a put buyer can expect to suffer a loss (limited to the amount of the premium paid, plus related transaction costs).

The features of call options are essentially the same as those of put options, except that the purchaser of a call option obtains the right to purchase, rather than sell, the instrument underlying the option at the option's strike price. A call buyer typically attempts to participate in potential price increases of the instrument underlying the option with risk limited to the cost of the option if security prices fall. At the same time, the buyer can expect to suffer a loss if security prices do not rise sufficiently to offset the cost of the option. See the Portfolio of Investments of the Strategic Bond Fund and Strategic Balanced Fund for open purchased option contracts as of June 30, 2007.

The Funds may also "write" put and call options. When a Fund writes a put option, it takes the opposite side of the transaction from the option's purchaser. In return for receipt of the premium, a Fund assumes the obligation to pay the strike price for the instrument underlying the option if the other party to the option chooses to exercise it. A Fund may seek to terminate its position in a put option it writes before exercise by purchasing an offsetting option in the market at its current price. If the market is not liquid for a put option a Fund has written, however, a Fund must continue to be prepared to pay the strike price while the option is outstanding, regardless of price changes, and must continue to post margin as discussed below.

If the price of the underlying instrument rises, a put writer would generally expect to profit, although its gain would be limited to the amount of the premium it received. If security prices remain the same over time, it is likely that the writer will also profit, because it should be able to close out the option at a lower price. If security prices fall, the put writer would expect to suffer a loss. This loss should be less than the loss from purchasing and holding the underlying instrument directly, however, because the premium received for writing the option should offset a portion of the decline.

Writing a call option obligates a Fund to sell or deliver the option's underlying instrument in return for the strike price upon exercise of the option. The characteristics of writing call options are similar to those of writing put options, except that writing calls generally is a profitable strategy if prices remain the same or fall. Through receipt of the option premium a call writer offsets part of the effect of a price increase. At the same time, because a call writer must be prepared to deliver the underlying instrument in return for the strike price, even if its current value is greater, a call writer gives up some ability to participate in security price increases.

The writer of an exchange traded put or call option on a security, an index of securities or a futures contract is required to deposit cash or securities or a letter of credit as margin and to make mark to market payments of variation margin as the position becomes unprofitable. When a Fund writes a call or put option, an amount equal to the premium received is recorded as a liability. Premiums received from writing options which expire are treated as realized gains. Premiums received from writing options which are exercised or closed are added to the proceeds or offset against the amount paid on the underlying investments to determine the realized gain or loss.

A summary of open written option contracts for the Strategic Bond Fund and the Strategic Balanced Fund at June 30, 2007, is as follows:

Strategic Bond Fund

Notional Amount	Expiration Date	Market Description	Premiums	Value
$107,500	3/17/2008	Call - IMM Euro Future	$ 9,498	$ 13,438
60,000	9/17/2007	Call - IMM Euro Future	7,680	150
40,000	9/17/2007	Call - IMM Euro Future	2,933	400
70,000	12/17/2007	Call - IMM Euro Future	4,585	700
132,500	9/17/2007	Put - 90 Day Euro Future	8,685	13,581
10,000	8/24/2007	Call - 5 Year U.S. Treasury Note Future	3,325	5,469
50,000	7/27/2007	Call - 10 Year U.S. Treasury Note Future	13,359	19,531
34,000	7/27/2007	Put - 10 Year U.S. Treasury Note Future	13,189	3,188
63,000	8/24/2007	Call - 10 Year U.S. Treasury Note Future	34,498	2,953
60,000	8/24/2007	Call - 10 Year U.S. Treasury Note Future	20,887	1,875
4,000	8/24/2007	Call - 10 Year U.S. Treasury Note Future	980	438
9,000	8/24/2007	Call - 10 Year U.S. Treasury Note Future	2,189	2,391
133,000	8/24/2007	Call - 10 Year U.S. Treasury Note Future	47,804	81,047
24,000	8/24/2007	Put - 10 Year U.S. Treasury Note Future	16,271	2,625
58,000	8/24/2007	Put - 10 Year U.S. Treasury Note Future	31,101	12,688
13,000	8/24/2007	Put - 10 Year U.S. Treasury Note Future	2,779	813
77,000	11/20/2007	Call - 10 Year U.S. Treasury Note Future	25,724	26,469
102,000	11/20/2007	Call - 10 Year U.S. Treasury Note Future	35,365	58,969
26,000	11/20/2007	Call - 10 Year U.S. Treasury Note Future	15,323	24,375
9,000	11/20/2007	Put - 10 Year U.S. Treasury Note Future	3,611	5,766
21,000	11/20/2007	Put - 10 Year U.S. Treasury Note Future	11,708	5,250
12,000	11/20/2007	Put - 10 Year U.S. Treasury Note Future	5,753	4,875
12,000	7/27/2007	Call - U.S. Treasury Bond Future	4,065	8,625
9,000	8/24/2007	Call - U.S. Treasury Bond Future	3,189	140
4,000	8/24/2007	Call - U.S. Treasury Bond Future	2,105	125
8,000	8/24/2007	Call - U.S. Treasury Bond Future	2,148	3,000
20,000	8/24/2007	Call - U.S. Treasury Bond Future	6,463	2,187
114,000	8/27/2007	Call - U.S. Treasury Bond Future	47,305	74,812
13,000	8/24/2007	Call - U.S. Treasury Bond Future	7,232	13,609
80,000	8/24/2007	Put - U.S. Treasury Bond Future	53,163	28,750
21,000	8/24/2007	Put - U.S. Treasury Bond Future	7,770	4,921
21,000	11/20/2007	Call - U.S. Treasury Bond Future	9,083	13,453
			$459,770	$436,613

Strategic Balanced Fund

Notional Amount	Expiration Date	Market Description	Premiums	Value
$25,000	3/17/2008	Call - IMM Euro Future	$ 2,213	$ 3,125
17,500	9/17/2007	Call - IMM Euro Future	2,228	44
10,000	9/17/2007	Call - IMM Euro Future	768	100
20,000	12/17/2007	Put - IMM Euro Future	1,310	200
42,500	9/17/2007	Put - 90 Day Euro Future	2,790	4,356
3,000	8/24/2007	Call - 5 Year U.S. Treasury Note Future	1,016	1,641
16,000	7/27/2007	Call - 10 Year U.S. Treasury Note Future	4,279	6,250
10,000	7/27/2007	Put - 10 Year U.S. Treasury Note Future	3,841	938
19,000	8/24/2007	Call - 10 Year U.S. Treasury Note Future	10,389	891

Notional Amount	Expiration Date	Market Description	Premiums	Value
$18,000	8/24/2007	Call - 10 Year U.S. Treasury Note Future	$ 6,238	$ 563
1,000	8/24/2007	Call - 10 Year U.S. Treasury Note Future	245	109
3,000	8/24/2007	Call - 10 Year U.S. Treasury Note Future	735	797
39,000	8/24/2007	Call - 10 Year U.S. Treasury Note Future	14,008	23,766
6,000	8/24/2007	Put - 10 Year U.S. Treasury Note Future	4,048	656
18,000	8/24/2007	Put - 10 Year U.S. Treasury Note Future	9,660	3,938
4,000	8/24/2007	Put - 10 Year U.S. Treasury Note Future	855	250
25,000	11/20/2007	Call - 10 Year U.S. Treasury Note Future	8,391	8,594
32,000	11/20/2007	Call - 10 Year U.S. Treasury Note Future	11,293	18,500
8,000	11/20/2007	Call - 10 Year U.S. Treasury Note Future	4,726	7,500
3,000	11/20/2007	Put - 10 Year U.S. Treasury Note Future	1,204	1,922
7,000	11/20/2007	Put - 10 Year U.S. Treasury Note Future	3,903	1,750
4,000	11/20/2007	Put - 10 Year U.S. Treasury Note Future	1,918	1,625
3,000	7/27/2007	Call - U.S. Treasury Bond Future	1,016	2,156
3,000	8/24/2007	Call - U.S. Treasury Bond Future	1,063	47
1,000	8/24/2007	Call - U.S. Treasury Bond Future	526	31
2,000	8/24/2007	Call - U.S. Treasury Bond Future	536	750
5,000	8/24/2007	Call - U.S. Treasury Bond Future	1,616	547
32,000	8/27/2007	Call - U.S. Treasury Bond Future	13,324	21,000
4,000	8/24/2007	Call - U.S. Treasury Bond Future	2,214	4,188
21,000	8/24/2007	Put - U.S. Treasury Bond Future	14,113	7,546
5,000	8/24/2007	Put - U.S. Treasury Bond Future	1,850	1,171
6,000	11/20/2007	Call - U.S. Treasury Bond Future	2,595	3,843
			$134,911	$128,794

Transactions in options written for the Strategic Bond Fund and the Strategic Balanced Fund during the the six months ended June 30, 2007 were as follows:

	Number of Contracts	Premiums Received
Strategic Bond Fund		
Options outstanding at December 31, 2006	787	$ 399,050
Options written	2,528	1,029,991
Options terminated in closing purchase transactions	(2,144)	(969,271)
Options outstanding at June 30, 2007	1,171	$ 459,770
Strategic Balanced Fund		
Options outstanding at December 31, 2006	290	$ 147,863
Options written	810	332,991
Options terminated in closing purchase transactions	(756)	(345,943)
Options outstanding at June 30, 2007	344	$ 134,911

Exchange traded options are valued at the last sale price, or if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by a primary pricing source chosen by the Trust.

Swaps The Funds may engage in swap transactions, including, but not limited to, interest rate, currency, credit default, indices, basket, specific security and commodity swaps, interest rate caps, floors and collars and options on swaps (collectively defined as "swap transactions").

Each Fund may enter into swap transactions for any legal purpose consistent with its investment objective and policies, such as for the purpose of attempting to obtain or preserve a particular return or spread at a lower cost than obtaining that return or spread through purchases and/or sales of instruments in cash markets, to protect against currency fluctuation, as a duration management technique, to protect against any increase in the price of securities a Fund anticipates purchasing at a later date, or to gain exposure to certain markets in the most economical way possible.

Swap agreements are two-party contracts entered into primarily by institutional counterparties for periods ranging from a few weeks to several years. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) that would be earned or realized on specified notional investments or instruments. The gross returns to be exchanged or "swapped" between the parties are calculated by reference to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency or commodity, or in a "basket" of securities representing a particular index. The purchaser of an interest rate cap or floor, upon payment of a fee, has the right to receive payments (and the seller of the cap is obligated to make payments) to the extent a specified interest rate exceeds (in the case of a cap) or is less than (in the case of a floor) a specified level over a specified period of time or at specified dates. The purchaser of an interest rate collar, upon payment of a fee, has the right to receive payments (and the seller of the collar is obligated to make payments) to the extent that a specified interest rate falls outside an agreed upon range over a specified period of time or at specified dates. The purchaser of an option on an interest rate swap, upon payment of a fee (either at the time of purchase or in the form of higher payments or lower receipts within an interest rate swap transaction) has the right, but not the obligation, to initiate a new swap transaction of a pre-specified notional amount with pre-specified terms with the seller of the option as the counterparty.

The amount of a Fund's potential gain or loss on any swap transaction is not subject to any fixed limit. Nor is there any fixed limit on a Fund's potential loss if it sells a cap or collar. If the Fund buys a cap, floor or collar, however, the Fund's potential loss is limited to the amount of the fee that it has paid. When measured against the initial amount of cash required to initiate the transaction, which is typically zero in the case of most conventional swap transactions, swaps, caps, floors and collars tend to be more volatile than many other types of instruments.

The Funds will maintain cash or liquid assets in an amount sufficient at all times to cover its current obligations under its swap transactions, caps, floors and collars. If a Fund enters into a swap agreement on a net basis, it will segregate assets with a daily value at least equal to the excess, if any, of a Fund's accrued obligations under the swap agreement over the accrued amount a Fund is entitled to receive under the agreement. If a Fund enters into a swap agreement on other than a net basis, or sells a cap, floor or collar, it will segregate assets with a daily value at least equal to the full amount of a Fund's accrued obligation under the agreement.

During the term of a swap, cap, floor or collar, changes in the value of the instrument are recognized as unrealized gains or losses by marking to market to reflect the market value of the instrument. When the instrument is terminated, a Fund will record a realized gain or loss equal to the difference, if any, between the proceeds from (or cost of) the closing transaction and a Fund's basis in the contract.

During the term of a swap, cap, floor or collar, the periodic net payments can be made for a set period of time or may be triggered by a predetermined credit event. The net periodic payments may be based on a fixed or variable interest rate; the change in market value of a specific security, basket of securities or index; or the return generated by a security. These periodic payments received or made by the Trust are recorded in the accompanying Statement of Operations as realized gains and losses, respectively.

The Funds may enter into credit default swaps to buy or sell credit protection on an individual issuer or a basket of issuers of bonds. When a Fund is the buyer of a credit default swap contract, the Fund is entitled to receive the par or other agreed-upon value, of a referenced debt obligation from the counterparty to the contract in the event of a default by a third party, such as a U.S. or foreign corporate issuer, on the debt obligation. In return, the Fund would pay the counterparty a periodic stream of

payments over the term of the contract provided that no event of default has occurred. If no default occurs, the Fund would have spent the stream of payments and received no benefit from the contract. When a Fund is the seller of a credit default swap contract, it receives the stream of payments, but is obligated to pay upon default of the referenced debt obligation. As the seller, the Fund would effectively add leverage to its portfolio because, in addition to its total net assets, the Fund would be subject to investment exposure on the notional amount of the swap. During the period that the credit default swap contract is open, the contract is marked to market in accordance with the terms of the contract based on the current interest rate spreads and credit risk of the referred obligation of the underlying issuer and interest accrual through valuation date. Changes in the value of credit default swap contracts are recorded as unrealized gains or losses and periodic cash settlements are recorded as realized gains or losses. The Fund will segregate assets in the form of cash and cash equivalents in an amount equal to the aggregate market value of the credit default swaps of which it is the seller, marked to market on a daily basis. These transactions involve certain risks, including the risk that the seller may be unable to fulfill the transaction.

A summary of open swap agreements for the Strategic Bond Fund and Strategic Balanced Fund at June 30, 2007, is as follows:

Strategic Bond Fund

Notional Amount	Expiration Date	Description	Net Unrealized Appreciation (Depreciation)
Credit Default Swaps			
1,000,000 USD	06/20/12	Agreement with Barclays Capital Inc dated 4/26/07 to receive 1.87% per year times the notional amount. The Fund pays payment only upon a default event of The AES Corporation.	$ (33,044)
1,000,000 USD	06/20/12	Agreement with Barclays Capital Inc dated 4/26/07 to receive 2.62% per year times the notional amount. The Fund makes payment only upon a default event of HCA INC. SR Note.	(23,258)
1,000,000 USD	06/20/12	Agreement with Barclays Capital Inc dated 4/26/07 to receive 1.75% per year times the notional amount. The Fund makes payment only upon a default event of The Eastman Kodak Company Note.	(16,854)
1,000,000 USD	06/20/12	Agreement with Barclays Capital Inc dated 4/26/07 to receive .95% per year times the notional amount. The Fund makes payment only upon a default event of El Paso Corporation.	(16,214)
2,000,000 USD	06/20/12	Agreement with Morgan Stanley & Co Inc dated 4/26/07 to receive 2.92% per year times the notional amount. The Fund makes payment only upon a default event of Ford Motor Credit Company Note.	(1,737)
8,400,000 USD	06/20/12	Agreement with Morgan Stanley & Co Inc dated 6/25/07 to receive .75% per year times the notional amount. The Fund makes payment only upon a default event of CDX.NA.IG.HVOL.8.	(99,264)
2,100,000 USD	06/20/12	Agreement with Goldman Sachs Group Inc. dated 6/26/07 to receive 2.75% per year times the notional amount. The Fund makes payment only upon a default event of CDX.NA.HY.8.	(47,761)
100,000 USD	06/20/12	Agreement with Goldman Sachs Group Inc. dated 6/29/07 to receive 3.24% per year times the notional amount. The Fund makes payment only upon a default event of TXU CORP.	(118)
			$(238,250)

Strategic Balanced Fund

Notional Amount	Expiration Date	Description	Net Unrealized Appreciation (Depreciation)
Credit Default Swaps			
100,000 USD	03/20/15	Agreement with Deutsche Bank AG dated 2/01/05 to receive 2.93% per year times the notional amount. The Fund makes payment only upon a default event of Ford Motor Company Note.	$(13,761)
100,000 USD	03/20/10	Agreement with Deutsche Bank AG dated 2/3/05 to receive 1.25% per year times the notional amount. The Fund makes payment only upon a default event of Eastman Kodak Company Debt Obligation.	33
45,000 USD	01/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.30% per year times the notional amount. The Fund receives payment only upon a default event of Morgan Stanley Capital I Trust, Series 2005-WMC1, Class B2.	3,192
45,000 USD	09/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.30% per year times the notional amount. The Fund receives payment only upon a default event of Merrill Lynch Mortgage Investors, Inc., Series 2005-WMC1, Class B2.	3,815
45,000 USD	02/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.25% per year times the notional amount. The Fund receives payment only upon a default event of Long Beach Mortgage Loan Trust Series 2005-1, Class M9.	3,161
45,000 USD	01/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.25% per year times the notional amount. The Fund receives payment only upon a default event of Morgan Stanley Capital I, Series 2005-WMC1, Class B3.	6,150
45,000 USD	03/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.25% per year times the notional amount. The Fund receives payment only upon a default event of New Century Home Equity Loan Trust, Series 2005-1, Class M9.	3,834
45,000 USD	06/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.35% per year times the notional amount. The Fund receives payment only upon a default event of Novastar Home Equity Loan Trust, Series 2005-1, Class B2.	3,164
45,000 USD	06/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.25% per year times the notional amount. The Fund receives payment only upon a default event of Novastar Home Equity Loan Trust, Series 2005-1, Class B3.	4,169
45,000 USD	02/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.30% per year times the notional amount. The Fund receives payment only upon a default event of ACE Securities Corp., Series 2005-HE1, Class M8.	3,671
45,000 USD	11/25/34	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.40% per year times the notional amount. The Fund receives payment only upon a default event of Finance America Mortgage Loan, Series 2004-3, Class M8.	3,494

Notional Amount	Expiration Date	Description	Net Unrealized Appreciation (Depreciation)
Credit Default Swaps (continued)			
45,000 USD	01/25/36	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.25% per year times the notional amount. The Fund receives payment only upon a default event of Park Place Securities, Inc., Series 2005-WCH1, Class M9.	$ 6,487
45,000 USD	02/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.20% per year times the notional amount. The Fund receives payment only upon a default event of ACE Securities Corp., Series 2005-HE1, Class M9.	4,556
45,000 USD	11/25/34	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.40% per year times the notional amount. The Fund receives payment only upon a default event of Argent Securities, Inc., Series 2004-W11, Class M9.	1,923
45,000 USD	11/25/34	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.25% per year times the notional amount. The Fund receives payment only upon a default event of Finance America Mortgage Loan, Series 2004-3, Class M8.	2,349
45,000 USD	02/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.25% per year times the notional amount. The Fund receives payment only upon a default event of Long Beach Mortgage Loan Trust, Series 2005-1, Class M9.	5,728
45,000 USD	12/25/34	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.25% per year times the notional amount. The Fund receives payment only upon a default event of MASTR Asset Backed Securities, Series 2005-NC1, Class M8.	3,582
45,000 USD	12/25/34	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.20% per year times the notional amount. The Fund receives payment only upon a default event of MASTR Asset Backed Securities, Series 2005-NC1, Class M9.	4,482
45,000 USD	11/25/34	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.25% per year times the notional amount. The Fund receives payment only upon a default event of Argent Securities, Inc., Series 2004-W11, Class M10.	4,311
45,000 USD	03/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.45% per year times the notional amount. The Fund receives payment only upon a default event of Aegis Asset Backed Securities Trust, Series 2005-1, Class B2.	4,453
45,000 USD	03/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.25% per year times the notional amount. The Fund receives payment only upon a default event of Aegis Asset Backed Securities Trust, Series 2005-1, Class B3.	7,403
45,000 USD	02/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.25% per year times the notional amount. The Fund receives payment only upon a default event of Fremont Home Loan Trust, Series 2005-A, Class M9.	4,439

Notional Amount	Expiration Date	Description	Net Unrealized Appreciation (Depreciation)
Credit Default Swaps (continued)			
45,000 USD	04/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.45% per year times the notional amount. The Fund receives payment only upon a default event of Aames Mortgage Investment Trust, Series 2005-1, Class M8.	$ 2,586
45,000 USD	02/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.20% per year times the notional amount. The Fund receives payment only upon a default event of Fremont Home Loan Trust, Series 2005-A, Class M9.	5,310
45,000 USD	01/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.25% per year times the notional amount. The Fund receives payment only upon a default event of People's Choice Home Loan Securities Trust, Series 2005-1, Class B3.	3,877
45,000 USD	04/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.25% per year times the notional amount. The Fund receives payment only upon a default event of Aames Mortgage Investment Trust, Series 2005-1, Class M9.	3,359
45,000 USD	10/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.25% per year times the notional amount. The Fund receives payment only upon a default event of Merrill Lynch Mortgage Investors, Series 2005-NC1, Class B3.	5,043
45,000 USD	10/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.30% per year times the notional amount. The Fund receives payment only upon a default event of Merrill Lynch Mortgage Investors, Series 2005-NC1, Class B2.	2,553
45,000 USD	09/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 2.25% per year times the notional amount. The Fund receives payment only upon a default event of Merrill Lynch Mortgage Investors, Series 2005-WMC1, Class B3.	1,229
45,000 USD	01/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.40% per year times the notional amount. The Fund receives payment only upon a default event of People's Choice Home Loan Securities Trust, Series 2005-1, Class B2.	4,967
45,000 USD	03/25/35	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.30% per year times the notional amount. The Fund receives payment only upon a default event of New Century Home Equity Loan Trust, Series 2005-1, Class M8.	2,324
45,000 USD	01/25/36	Agreement with Deutsche Bank AG dated 2/19/05 to pay 1.35% per year times the notional amount. The Fund receives payment only upon a default event of Park Place Securities, Inc., Series 2005-WCH1, Class M8.	4,302
114,545 USD	12/20/09	Agreement with Goldman Sachs dated 7/09/04 to receive 4.00% per year times the notional amount. The Fund makes payment only upon a default event of an entity within the CDX.NA.HY.3 B IBOXX Index.	6,957

Notional Amount	Expiration Date	Description	Net Unrealized Appreciation (Depreciation)
Credit Default Swaps (continued)			
100,000 USD	06/20/10	Agreement with Goldman Sachs dated 5/04/05 to receive 4.75% per year times the notional amount. The Fund makes payment only upon a default event of Ford Motor Credit Company Note.	$ 5,967
400,000 USD	12/20/09	Agreement with Deutsche Bank AG dated 11/02/04 to receive 0.215% per year times the notional amount. The Fund makes payment only upon a default event of FNMA Senior Debt..	1,516
60,000 USD	09/20/10	Agreement with Deutsche Bank AG dated 7/28/05 to receive 2.30% per year times the notional amount. The Fund makes payment only upon a default event of Eastman Kodak Company.	1,646
2,600,000 USD	06/20/12	Agreement with Morgan Stanley & Co Inc dated 6/25/07 to receives .75% per year times the notional amount. The Fund makes payment only upon a default event of CDX.NA.IG.HVOL.8.	(30,725)
Interest Rate Swaps			
4,170,000 USD	01/10/08	Agreement with Deutsche Bank AG dated 1/10/05 to receive the notional amount multiplied by 3.754% and to pay the notional amount multiplied by the 3 month Floating Rate LIBOR.	(37,398)
2,510,000 USD	06/17/10	Agreement with Deutsche Bank AG dated 6/17/05 to receive the notional amount multiplied by 4.313% and to pay the notional amount multiplied by the 3 month Floating Rate LIBOR.	(73,800)
			$(19,652)

Allocation of Operating Activity   In maintaining the records for the Funds, the income and expense accounts are allocated to each class of shares. Investment income, unrealized and realized gains or losses are prorated among the classes of shares based on the relative net assets of each. Expenses are allocated to each class of shares depending on the nature of the expenditures. Administration and service fees, which are directly attributable to a class of shares, are charged to that class' operations. Expenses of the Fund not directly attributable to the operations of any class of shares or Fund are prorated among the Funds and classes to which the expense relates based on the relative net assets of each.

In addition, the Destination Retirement Income Fund, Destination Retirement 2010 Fund, Destination Retirement 2020 Fund, Destination Retirement 2030 Fund and Destination Retirement 2040 Fund will also incur certain fees and expenses indirectly as a shareholder in the underlying funds. Because the underlying funds have varied expense and fee levels and each Fund may own different proportions of underlying funds at different times, the amount of fees and expenses indirectly incurred by each Fund will vary.

Foreign Securities   The Diversified International Fund and Overseas Fund invest substantially all of their assets in foreign securities. The other Funds may also invest in foreign securities, subject to certain percentage restrictions. Investing in securities of foreign companies and foreign governments involves special risks and considerations not typically associated with investing in securities of U.S. companies and the U.S. Government. These risks include revaluation of currencies and future adverse political and economic developments. Moreover, securities of many foreign companies and foreign governments and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies and the U.S. Government.

3. Management Fees and Other Transactions

Investment Management Fees

Under agreements between the Trust and Massachusetts Mutual Life Insurance Company ("MassMutual") on behalf of each Fund, MassMutual is responsible for providing investment management services for each Fund. In return for this service, MassMutual receives advisory fees monthly based upon each Fund's average daily net assets at the following annual rates:

Strategic Bond Fund	0.55%	Small Cap Value Equity	0.75%
Strategic Balanced Fund	0.60%	Small Company Value Fund	0.85%
Diversified Value Fund	0.50%	Small Cap Core Equity Fund	0.75%
Fundamental Value Fund	0.65%	Mid Cap Growth Equity Fund	0.70%
Value Equity Fund	0.70%	Mid Cap Growth Equity II Fund	0.75%
Large Cap Value Fund	0.65%	Small Cap Growth Equity Fund	0.82%
Indexed Equity Fund	0.10%	Small Company Growth Fund	0.85%
Core Opportunities Fund	0.70%	Emerging Growth Fund	0.79%
Blue Chip Growth Fund	0.70%	Diversified International Fund	0.90%
Large Cap Growth Fund	0.65%	Overseas Fund	1.00%
Growth Equity Fund	0.68%	Destination Retirement Income Fund	0.05%
Aggressive Growth Fund	0.73%	Destination Retirement 2010 Fund	0.05%
OTC 100 Fund	0.15%	Destination Retirement 2020 Fund	0.05%
Focused Value Fund	0.69%	Destination Retirement 2030 Fund	0.05%
Mid-Cap Value Fund	0.70%	Destination Retirement 2040 Fund	0.05%

MassMutual has also entered into investment sub-advisory agreements with the following unaffiliated investment sub-advisers: AllianceBernstein L.P. for the Diversified Value Fund, the Large Cap Growth Fund and the Diversified International Fund; Wellington Management Company, LLP for the Fundamental Value Fund and a portion of the Small Cap Growth Equity Fund; Fidelity Management & Research Company for the Value Equity Fund; Davis Selected Advisers, L.P. for the Large Cap Value Fund; Northern Trust Investments, N.A. for the Indexed Equity Fund and the OTC 100 Fund; Grantham, Mayo, Van Otterloo & Co. LLC for the Growth Equity Fund; Sands Capital Management, LLC for a portion of the Aggressive Growth Fund; Cooke & Bieler, L.P. for the Mid-Cap Value Fund and a portion of the Focused Value Fund; Harris Associates, L.P. for a portion of the Focused Value Fund and a portion of the Overseas Fund; Clover Capital Management, Inc. for a portion of the Small Company Value Fund; EARNEST Partners, LLC for a portion of the Small Company Value Fund; Navellier & Associates, Inc. for the Mid Cap Growth Equity Fund; T. Rowe Price Associates, Inc. for the Blue Chip Growth Fund, the Mid Cap Growth Equity II Fund and a portion of the Small Company Value Fund; Waddell & Reed Investment Management Company for a portion of the Small Cap Growth Equity Fund; Mazama Capital Management, Inc. for a portion of the Small Company Growth Fund; Eagle Asset Management, Inc. for a portion of the Small Company Growth Fund; Delaware Management Company for a portion of the Emerging Growth Fund and a portion of the Aggressive Growth Fund; Insight Capital Research & Management, Inc. for a portion of the Emerging Growth Fund; Massachusetts Financial Services Company for a portion of the Overseas Fund; Western Asset Management Company for a portion of the Strategic Bond Fund and a portion of the Strategic Balanced Fund; Western Asset Management Company Limited for a portion of the Strategic Bond Fund and a portion of the Strategic Balanced Fund; Clear Bridge Advisors, LLC for a portion of the Strategic Balanced Fund; Victory Capital Management, Inc. for the Core Opportunities Fund; SSgA Funds Management, Inc. for the Small Cap Value Equity Fund; and Goldman Sachs Asset Management, L.P. for the Small Cap Core Equity Fund. MassMutual pays a sub-advisory fee to each of these sub-advisers based upon the aggregate net assets under management which include (1) the average daily net assets of the specified Fund which it manages, and (2) the average daily net assets of all other funds or

accounts of MassMutual or its affiliates for which the sub-adviser provides sub-advisory services and which have substantially the same investment objective, policies and investment strategies.

The Fund sub-adviser fees are paid out of the management fees previously disclosed above.

Administration Fees Under separate administrative and shareholder services agreements between each Fund and MassMutual, MassMutual provides certain administrative and shareholder services and bears some class specific administrative expenses. In return for these services, MassMutual receives an administrative services fee monthly based upon the average daily net assets of the applicable class of shares of the Funds at the following annual rates:

	Class A	Class L	Class Y	Class S	Class Z	Class N
Strategic Bond Fund	0.2500%	0.2500%	0.1000%	0.0500%	N/A	0.3000%
Strategic Balanced Fund	0.3270%	0.3270%	0.1770%	0.1270%	N/A	0.3770%
Diversified Value Fund	0.3083%	0.2683%	0.1583%	0.0583%	N/A	0.3683%
Fundamental Value Fund	0.3129%	0.3129%	0.1629%	0.1229%	N/A	0.3629%
Value Equity Fund	0.2785%	0.2785%	0.1285%	0.0785%	N/A	0.3285%
Large Cap Value Fund	0.3244%	0.3244%	0.1744%	0.0844%	N/A	0.3744%
Indexed Equity Fund	0.4797%	0.4797%	0.3297%	0.2997%	0.0855%	0.5297%
Core Opportunities Fund	0.3000%	0.3000%	0.1500%	0.0500%	N/A	0.3500%
Blue Chip Growth Fund	0.4085%	0.4085%	0.2885%	0.1585%	N/A	0.4585%
Large Cap Growth Fund	0.3529%	0.3529%	0.2029%	0.1629%	N/A	0.4029%
Growth Equity Fund	0.2975%	0.2975%	0.1475%	0.0875%	N/A	0.3475%
Aggressive Growth Fund	0.3444%	0.3444%	0.1944%	0.0944%	N/A	0.3944%
OTC 100 Fund	0.6244%	0.6244%	0.4744%	0.3744%	N/A	0.6744%
Focused Value Fund	0.3344%	0.3344%	0.1844%	0.0844%	N/A	0.3844%
Mid-Cap Value Fund	0.3000%	0.3000%	0.1500%	0.0500%	N/A	0.3500%
Small Cap Value Equity Fund	0.3000%	0.3000%	0.1500%	0.0500%	N/A	0.3500%
Small Company Value Fund	0.3593%	0.3593%	0.2093%	0.1693%	N/A	0.4093%
Small Cap Core Equity	0.3000%	0.3000%	0.1500%	0.0500%	N/A	0.3500%
Mid Cap Growth Equity Fund	0.3075%	0.3075%	0.1575%	0.0875%	N/A	0.3575%
Mid Cap Growth Equity II Fund	0.3244%	0.3244%	0.1744%	0.0844%	N/A	0.3744%
Small Cap Growth Equity Fund	0.4075%	0.4075%	0.2575%	0.1175%	N/A	0.4575%
Small Company Growth Fund	0.3491%	0.3491%	0.1991%	0.1591%	N/A	0.3991%
Emerging Growth Fund	0.3344%	0.3344%	0.1844%	0.0844%	N/A	0.3844%
Diversified International Fund	0.3000%	0.3000%	0.1500%	0.0500%	N/A	0.3500%
Overseas Fund	0.2443%	0.2443%	0.0943%	0.0443%	N/A	0.2943%
Destination Retirement Income Fund	0.1459%	0.1459%	0.0459%	0.0200%	N/A	0.1959%
Destination Retirement 2010 Fund	0.1696%	0.1696%	0.0696%	0.0196%	N/A	0.2196%
Destination Retirement 2020 Fund	0.1758%	0.1758%	0.0758%	0.0258%	N/A	0.2258%
Destination Retirement 2030 Fund	0.1733%	0.1733%	0.0733%	0.0233%	N/A	0.2233%
Destination Retirement 2040 Fund	0.1616%	0.1616%	0.0616%	0.0116%	N/A	0.2116%

Distribution and Service Fees MML Distributors, LLC (the "Distributor") acts as distributor to each Fund. Pursuant to separate 12b-1 Plans adopted by the Funds, Class A shares of each Fund pay an annual fee of 0.25% of the average daily net asset value of the Class A shares to: (i) the Distributor for services provided and expenses incurred by its connection with the distribution of Class A shares of the Fund; and (ii) MassMutual for services provided and expenses incurred by it for purposes of maintaining or providing personal services to Class A shareholders. Pursuant to separate 12b-1 Plans adopted by the Funds, Class N shares of each Fund pay an annual fee of 0.50% of the average daily net asset value of the Class N shares as follows: 0.25% of the average daily net asset value of the Class N shares to the Distributor for services provided and expenses incurred by its connection with the distribution of Class N shares of the Fund;

and 0.25% of the average daily net asset value of the Class N shares to MassMutual for services provided and expenses incurred by it for purposes of maintaining or providing personal services to Class N shareholders. The Distribution fee may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of Class A or Class N shares of the Fund. The Servicing Fee may be spent by MassMutual on personal services rendered to Class A or Class N shareholders of a Fund and/or maintenance of Class A or Class N shareholder accounts. The Distributor is a majority owned subsidiary of MassMutual. In addition, OppenheimerFunds Distributor, Inc. (the "Sub-Distributor") acts as a sub-distributor to each Fund. The Sub-Distributor is an affiliate of the Distributor and an indirect majority owned subsidiary of MassMutual.

Indirect Expenses The Destination Retirement Income Fund, Destination Retirement 2010 Fund, Destination Retirement 2020 Fund, Destination Retirement 2030 Fund and Destination Retirement 2040 Fund incur fees and expenses indirectly as shareholders in the underlying funds. For the the six months ended June 30, 2007, these expenses were as follows:

	Indirect Operating Expenses
Destination Retirement Income Fund	0.65%
Destination Retirement 2010 Fund	0.67%
Destination Retirement 2020 Fund	0.73%
Destination Retirement 2030 Fund	0.80%
Destination Retirement 2040 Fund	0.83%

Expense Caps and Waivers MassMutual agreed to cap the fees and expenses of the following Funds through March 31, 2008, unless otherwise noted, as follows:

	Class A	Class L	Class Y	Class S	Class N
Strategic Bond Fund	1.00%	0.75%	0.75%	0.70%	1.30%
Strategic Balanced Fund*	1.21%	0.96%	0.81%	0.76%	1.51%
Core Opportunities Fund	1.35%	1.10%	0.95%	0.90%	1.65%
Mid-Cap Value Fund	1.38%	1.13%	0.98%	0.88%	1.68%
Small Cap Value Equity Fund	1.40%	1.15%	1.00%	0.95%	1.70%
Small Cap Core Equity Fund	1.40%	1.15%	1.00%	0.95%	1.70%
Diversified International Fund	1.42%	1.17%	1.09%	0.99%	1.72%
Destination Retirement Income Fund*	0.50%	0.25%	0.15%	0.12%	0.80%
Destination Retirement 2010 Fund*	0.50%	0.25%	0.15%	0.10%	0.80%
Destination Retirement 2020 Fund*	0.50%	0.25%	0.15%	0.10%	0.80%
Destination Retirement 2030 Fund*	0.50%	0.25%	0.15%	0.10%	0.80%
Destination Retirement 2040 Fund*	0.50%	0.25%	0.15%	0.10%	0.80%

* *Expense Caps in effect through March 31, 2007*

MassMutual has agreed to voluntarily waive, through March 31, 2008, 0.20% of certain expenses for Classes A, L and N of the Indexed Equity Fund and 0.10% of certain expenses for Classes A, L and N of the Overseas Fund. MassMutual has also agreed to voluntarily waive, through March 31, 2008, 0.10% of the management fees for each class of the Blue Chip Growth Fund.

Rebated Brokerage Commissions The Strategic Balanced Fund, Fundamental Value Fund, Large Cap Value Fund, Core Opportunities Fund, Blue Chip Growth Fund, Large Cap Growth Fund, Aggressive Growth Fund, Focused Value Fund, Mid-Cap Value Fund, Small Company Value Fund, Mid Cap Growth Equity Fund, Mid Cap Growth Equity II Fund, Small Cap Growth Equity Fund, and Small Company Growth Fund, have entered into agreements with certain brokers whereby the brokers will rebate, in cash, a portion of brokerage

commissions. For the the six months ended June 30, 2007, brokerage commissions rebated under these agreements are as follows:

	Commissions
Strategic Balanced Fund	$ 3,163
Fundamental Value Fund	28,491
Large Cap Value Fund	54,857
Core Opportunities Fund	10,310
Blue Chip Growth Fund	9,023
Large Cap Growth Fund	4,038
Aggressive Growth Fund	11,488
Focused Value Fund	90,966
Mid-Cap Value Fund	96,979
Small Company Value Fund	135,989
Mid Cap Growth Equity Fund	17,102
Mid Cap Growth Equity II Fund	15,348
Small Cap Growth Equity Fund	89,113
Small Company Growth Fund	39,983

Other Certain officers and trustees of the Funds are also officers of MassMutual. The compensation of each trustee who is not an officer of MassMutual is borne by the Funds.

The following table shows certain concentrations of principal shareholders of each Fund with record or Beneficial ownership as of June 30, 2007. Investment activities of these shareholders could have a material effect on the respective Funds.

	Shareholders Holding in Excess of 10% of Fund's Outstanding Shares ("Principal Shareholders")	Total % owned by Principal Shareholders	Total % Ownership by Related Party
Strategic Bond Fund	3	94.9%	88.1%
Strategic Balanced Fund	3	92.4%	81.7%
Diversified Value Fund	4	85.2%	51.0%
Fundamental Value Fund	1	56.8%	56.8%
Value Equity Fund	2	95.4%	95.4%
Large Cap Value Fund	2	80.0%	78.7%
Indexed Equity Fund	2	80.5%	72.8%
Core Opportunities Fund	3	95.8%	83.7%
Blue Chip Growth Fund	4	79.9%	79.9%
Large Cap Growth Fund	2	91.7%	91.7%
Growth Equity Fund	6	83.0%	66.0%
Aggressive Growth Fund	4	80.5%	77.8%
OTC 100 Fund	2	92.9%	92.9%
Focused Value Fund	2	85.8%	80.6%
Mid-Cap Value Fund	6	87.0%	85.3%
Small Cap Value Equity Fund	3	76.9%	76.9%
Small Company Value Fund	2	88.4%	79.3%
Small Cap Core Equity Fund	6	80.0%	78.6%
Mid Cap Growth Equity Fund	4	98.2%	98.2%
Mid Cap Growth Equity II Fund	2	64.9%	54.1%
Small Cap Growth Equity Fund	3	90.8%	88.6%
Small Company Growth Fund	2	83.6%	83.6%
Emerging Growth Fund	5	84.2%	84.2%

	Shareholders Holding in Excess of 10% of Fund's Outstanding Shares ("Principal Shareholders")	Total % owned by Principal Shareholders	Total % Ownership by Related Party
Diversified International Fund	6	83.7%	83.7%
Overseas Fund	2	76.4%	76.4%
Destination Retirement Income Fund	3	89.3%	52.7%
Destination Retirement 2010 Fund	3	81.5%	66.7%
Destination Retirement 2020 Fund	3	84.3%	77.1%
Destination Retirement 2030 Fund	3	88.4%	77.8%
Destination Retirement 2040 Fund	3	96.0%	78.6%

Principal shareholders hold 10% or more of shares outstanding.

Deferred Compensation   Trustees of the Funds who are not employees of MassMutual or its subsidiaries may elect to defer receipt of their annual fees in accordance with terms of the Non-Qualified Deferred Compensation Plan. Any amounts deferred shall accrue interest at a rate equal to eight percent (8%) per annum

For the the six months ended June 30, 2007, no significant amounts have been deferred.

4. Purchases and Sales of Investments   Cost of purchases and proceeds from sales of investment securities (excluding short-term investments) for the the six months ended June 30, 2007, were as follows:

Purchases

	Long-Term U.S. Government Securities	Other Long-Term Securities
Strategic Bond Fund	$587,593,149	$ 85,931,452
Strategic Balanced Fund	149,608,475	33,848,332
Diversified Value Fund		161,311,617
Fundamental Value Fund		201,796,724
Value Equity Fund		62,424,599
Large Cap Value Fund		60,421,130
Indexed Equity Fund		90,851,427
Core Opportunities Fund		37,618,722
Blue Chip Growth Fund		175,947,233
Large Cap Growth Fund		20,148,942
Growth Equity Fund		295,555,896
Aggressive Growth Fund		63,475,569
OTC 100 Fund		2,373,910
Focused Value Fund		191,979,545
Mid Cap Value Fund		178,180,750
Small Cap Value Equity Fund		162,419,051
Small Company Value Fund		157,889,099
Small Cap Core Equity Fund		59,840,611
Mid Cap Growth Equity Fund		107,965,346
Mid Cap Growth Equity II Fund		254,628,149
Small Cap Growth Equity Fund		230,163,155
Small Company Growth Fund		68,528,566
Emerging Growth Fund		78,203,597
Diversified International Fund		121,857,194
Overseas Fund		284,754,109
Destination Retirement Income Fund		62,561,797
Destination Retirement 2010 Fund		83,647,932
Destination Retirement 2020 Fund		197,244,872
Destination Retirement 2030 Fund		167,111,767
Destination Retirement 2040 Fund		93,145,928

	Long -Term U.S. Government Securities	Other Long -Term Securities
Sales		
Strategic Bond Fund	$507,496,099	$ 63,191,818
Strategic Balanced Fund	147,465,049	45,884,057
Diversified Value Fund	-	47,374,176
Fundamental Value Fund	-	269,095,803
Value Equity Fund	-	65,379,484
Large Cap Value Fund	-	272,016,103
Indexed Equity Fund	-	35,229,304
Core Opportunities Fund	-	20,333,343
Blue Chip Growth Fund	-	91,388,540
Large Cap Growth Fund	-	19,816,438
Growth Equity Fund	-	635,821,862
Aggressive Growth Fund	-	174,011,503
OTC 100 Fund	-	12,265,798
Focused Value Fund	-	282,357,319
Mid Cap Value Fund	-	39,503,231
Small Cap Value Equity Fund	-	47,076,624
Small Company Value Fund	-	272,894,865
Small Cap Core Equity Fund	-	30,566,208
Mid Cap Growth Equity Fund	-	101,083,625
Mid Cap Growth Equity II Fund	-	288,205,216
Small Cap Growth Equity Fund	-	224,525,832
Small Company Growth Fund	-	84,280,591
Emerging Growth Fund	-	105,189,774
Diversified International Fund	-	6,237,134
Overseas Fund	-	324,257,544
Destination Retirement Income Fund	-	78,583,207
Destination Retirement 2010 Fund	-	33,851,943
Destination Retirement 2020 Fund	-	137,598,336
Destination Retirement 2030 Fund	-	120,182,080
Destination Retirement 2040 Fund	-	65,349,854

5. Capital Share Transactions

The Funds are authorized to issue an unlimited number of shares, with no par value in each class of shares. Changes in shares outstanding for each Fund were as follows:

	Class A			
	Six months ended June 30, 2007		Year ended December 31, 2006	
	Shares	Amount	Shares	Amount
Strategic Bond Fund				
Sold	2,697,325	$ 27,124,832	2,776,260	$ 27,948,119
Issued as reinvestment of dividends	-	-	140,762	1,410,514
Redeemed	(549,038)	(5,519,563)	(1,048,130)	(10,563,742)
Net increase (decrease)	2,148,287	$ 21,605,269	1,868,892	$ 18,794,891
Strategic Balanced Fund				
Sold	469,115	$ 5,425,686	825,933	$ 9,080,612
Issued as reinvestment of dividends	-	-	83,294	948,726
Redeemed	(697,724)	(8,089,982)	(583,195)	(6,392,301)
Net increase (decrease)	(228,609)	$ (2,664,296)	326,032	$ 3,637,037
Diversified Value Fund				
Sold	1,942,729	$ 26,046,037	4,408,393	$ 54,575,392
Issued as reinvestment of dividends	-	-	263,206	3,409,637
Redeemed	(965,805)	(12,978,473)	(1,036,368)	(12,707,468)
Net increase (decrease)	976,924	$ 13,067,564	3,635,231	$ 45,277,561

| | Class A | | | |
| | Six months ended June 30, 2007 | | Year ended December 31, 2006 | |
	Shares	Amount	Shares	Amount
Fundamental Value Fund				
Sold	4,191,109	$ 53,345,663	9,204,707	$ 112,589,433
Issued as reinvestment of dividends	-	-	2,179,576	26,646,405
Redeemed	(7,106,610)	(90,052,477)	(8,753,987)	(106,158,506)
Net increase (decrease)	(2,915,501)	$ (36,706,814)	2,630,296	$ 33,077,332
Value Equity Fund				
Sold	245,713	$ 2,568,732	816,647	$ 8,925,476
Issued as reinvestment of dividends	-	-	419,428	4,227,812
Redeemed	(442,645)	(4,638,940)	(1,190,353)	(13,215,755)
Net increase (decrease)	(196,932)	$ (2,070,208)	45,722	$ (62,467)
Large Cap Value Fund				
Sold	5,079,710	$ 66,742,007	12,150,939	$ 142,902,434
Issued as reinvestment of dividends	-	-	106,412	1,362,070
Redeemed	(6,020,497)	(79,084,575)	(12,400,519)	(146,685,310)
Net increase (decrease)	(940,787)	$ (12,342,568)	(143,168)	$ (2,420,806)
Indexed Equity Fund				
Sold	4,252,593	$ 56,706,585	7,845,772	$ 95,167,656
Issued as reinvestment of dividends	-	-	271,793	3,522,431
Redeemed	(4,404,626)	(58,690,587)	(8,993,650)	(109,479,350)
Net increase (decrease)	(152,033)	$ (1,984,002)	(876,085)	$ (10,789,263)
Core Opportunities Fund*				
Sold	1,277,664	$ 13,867,073	898,589	$ 8,988,287
Issued as reinvestment of dividends	-	-	2,429	25,896
Redeemed	(417,858)	(4,639,269)	(44,593)	(455,268)
Net increase (decrease)	859,806	$ 9,227,804	856,425	$ 8,558,915
Blue Chip Growth Fund				
Sold	1,337,699	$ 13,503,826	1,835,056	$ 16,656,533
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(819,705)	(8,316,420)	(1,909,956)	(17,541,822)
Net increase (decrease)	517,994	$ 5,187,406	(74,900)	$ (885,289)
Large Cap Growth Fund				
Sold	129,715	$ 1,333,955	705,288	$ 7,119,608
Issued as reinvestment of dividends	-	-	33,429	328,937
Redeemed	(109,183)	(1,110,953)	(236,258)	(2,384,493)
Net increase (decrease)	20,532	$ 223,002	502,459	$ 5,064,052
Growth Equity Fund				
Sold	884,115	$ 7,389,904	3,943,759	$ 31,251,222
Issued as reinvestment of dividends	-	-	776	6,260
Redeemed	(7,544,600)	(62,594,125)	(17,827,647)	(142,392,901)
Net increase (decrease)	(6,660,485)	$ (55,204,221)	(13,883,112)	$ (111,135,419)
Aggressive Growth Fund				
Sold	2,969,813	$ 18,816,556	7,782,836	$ 47,480,416
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(4,455,777)	(28,171,431)	(10,258,886)	(62,403,916)
Net increase (decrease)	(1,485,964)	$ (9,354,875)	(2,476,050)	$ (14,923,500)
OTC 100 Fund				
Sold	535,041	$ 2,431,742	1,339,825	$ 5,494,961
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(1,511,102)	(6,855,642)	(2,760,942)	(11,439,402)
Net increase (decrease)	(976,061)	$ (4,423,900)	(1,421,117)	$ (5,944,441)
Focused Value Fund				
Sold	2,837,030	$ 53,387,535	6,004,128	$ 107,872,935
Issued as reinvestment of dividends	-	-	1,460,006	26,234,307
Redeemed	(4,791,635)	(88,977,191)	(7,295,756)	(128,762,964)
Net increase (decrease)	(1,954,605)	$ (35,589,656)	168,378	$ 5,344,278

| | Class A | | | |
| | Six months ended June 30, 2007 | | Year ended December 31, 2006 | |
	Shares	Amount	Shares	Amount
Mid-Cap Value Fund**				
Sold	735,792	$ 8,754,445	61,616	$ 688,940
Issued as reinvestment of dividends	-	-	124	1,411
Redeemed	(60,339)	(728,631)	(18,202)	(208,810)
Net increase (decrease)	675,453	$ 8,025,814	43,538	$ 481,541
Small Cap Value Equity Fund*				
Sold	873,087	$ 9,787,352	344,341	$ 3,495,332
Issued as reinvestment of dividends	-	-	1,251	13,502
Redeemed	(128,391)	(1,448,767)	(10,332)	(107,404)
Net increase (decrease)	744,696	$ 8,338,585	335,260	$ 3,401,430
Small Company Value Fund				
Sold	3,216,382	$ 50,652,387	6,424,793	$ 99,568,954
Issued as reinvestment of dividends	-	-	713,445	10,802,432
Redeemed	(4,120,230)	(64,840,382)	(5,301,475)	(81,314,874)
Net increase (decrease)	(903,848)	$ (14,187,995)	1,836,763	$ 29,056,512
Small Cap Core Equity Fund*				
Sold	440,989	$ 4,661,582	79,503	$ 782,482
Issued as reinvestment of dividends	-	-	47	482
Redeemed	(198,734)	(2,117,946)	(2,917)	(29,295)
Net increase (decrease)	242,255	$ 2,543,636	76,633	$ 753,669
Mid Cap Growth Equity Fund				
Sold	443,719	$ 4,846,530	1,629,814	$ 17,188,740
Issued as reinvestment of dividends	-	-	4,895	50,416
Redeemed	(750,037)	(8,201,696)	(2,162,386)	(21,948,416)
Net increase (decrease)	(306,318)	$ (3,355,166)	(527,677)	$ (4,709,260)
Mid Cap Growth Equity II Fund				
Sold	5,305,817	$ 79,485,084	9,861,471	$ 143,065,514
Issued as reinvestment of dividends	-	-	1,616,135	22,627,219
Redeemed	(4,484,759)	(67,141,335)	(10,778,817)	(155,280,632)
Net increase (decrease)	821,058	$ 12,343,749	698,789	$ 10,412,101
Small Cap Growth Equity Fund				
Sold	1,403,990	$ 23,641,133	3,296,723	$ 54,467,470
Issued as reinvestment of dividends	-	-	473,560	7,543,806
Redeemed	(1,926,168)	(32,301,070)	(2,921,175)	(47,634,141)
Net increase (decrease)	(522,178)	$ (8,659,937)	849,108	$ 14,377,135
Small Company Growth Fund				
Sold	863,513	$ 9,431,875	3,341,080	$ 35,384,659
Issued as reinvestment of dividends	-	-	450,503	4,581,035
Redeemed	(2,535,032)	(26,823,358)	(3,564,793)	(36,824,501)
Net increase (decrease)	(1,671,519)	$ (17,391,483)	226,790	$ 3,141,193
Emerging Growth Fund				
Sold	382,324	$ 2,519,094	1,087,125	$ 6,707,674
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(657,724)	(4,255,032)	(1,426,372)	(8,498,950)
Net increase (decrease)	(275,400)	$ (1,735,938)	(339,247)	$ (1,791,276)
Diversified International Fund***				
Sold	12,079	$ 132,714	10,010	$ 100,100
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(385)	(4,205)	-	-
Net increase (decrease)	11,694	$ 128,509	10,010	$ 100,100
Overseas Fund				
Sold	5,462,194	$ 73,169,653	11,803,013	$ 146,273,893
Issued as reinvestment of dividends	-	-	1,943,931	24,721,000
Redeemed	(6,768,051)	(89,845,952)	(8,453,687)	(105,425,589)
Net increase (decrease)	(1,305,857)	$ (16,676,299)	5,293,257	$ 65,569,304

	Class A			
	Six months ended June 30, 2007		Year ended December 31, 2006	
	Shares	Amount	Shares	Amount
Destination Retirement Income Fund				
Sold	1,108,795	$ 11,533,590	2,487,800	$ 25,601,104
Issued as reinvestment of dividends	-	-	213,906	2,193,703
Redeemed	(966,329)	(10,063,804)	(1,607,348)	(16,550,160)
Net increase (decrease)	142,466	$ 1,469,786	1,094,358	$ 11,244,647
Destination Retirement 2010 Fund				
Sold	2,403,328	$ 26,364,747	3,343,813	$ 35,854,891
Issued as reinvestment of dividends	-	-	210,404	2,266,373
Redeemed	(1,119,429)	(12,311,272)	(1,383,257)	(14,868,899)
Net increase (decrease)	1,283,899	$ 14,053,475	2,170,960	$ 23,252,365
Destination Retirement 2020 Fund				
Sold	4,433,421	$ 50,948,854	7,509,092	$ 83,298,361
Issued as reinvestment of dividends	-	-	583,471	6,498,616
Redeemed	(2,657,381)	(30,581,157)	(3,399,372)	(37,750,152)
Net increase (decrease)	1,776,040	$ 20,367,697	4,693,191	$ 52,046,825
Destination Retirement 2030 Fund				
Sold	3,238,285	$ 40,321,894	5,699,913	$ 67,240,317
Issued as reinvestment of dividends	-	-	398,633	4,739,725
Redeemed	(2,099,604)	(26,104,482)	(2,242,622)	(26,450,199)
Net increase (decrease)	1,138,681	$ 14,217,412	3,855,924	$ 45,529,843
Destination Retirement 2040 Fund				
Sold	1,789,123	$ 23,016,194	2,660,814	$ 32,348,078
Issued as reinvestment of dividends	-	-	191,643	2,342,162
Redeemed	(1,009,253)	(12,918,626)	(1,350,830)	(16,310,822)
Net increase (decrease)	779,870	$ 10,097,568	1,501,627	$ 18,379,418

	Class L			
	Six months ended June 30, 2007		Year ended December, 31 2006	
	Shares	Amount	Shares	Amount
Strategic Bond Fund				
Sold	432,301	$ 4,366,626	1,427,387	$ 14,320,171
Issued as reinvestment of dividends	-	-	68,614	688,929
Redeemed	(113,263)	(1,141,365)	(98,272)	(987,441)
Net increase (decrease)	319,038	$ 3,225,261	1,397,729	$ 14,021,659
Strategic Balanced Fund				
Sold	742,204	$ 8,652,402	1,881,633	$ 20,810,824
Issued as reinvestment of dividends	-	-	265,207	3,026,009
Redeemed	(1,422,186)	(16,595,403)	(3,421,961)	(37,827,836)
Net increase (decrease)	(679,982)	$ (7,943,001)	(1,275,121)	$ (13,991,003)
Diversified Value Fund				
Sold	3,064,478	$ 40,676,226	2,725,099	$ 33,476,404
Issued as reinvestment of dividends	-	-	193,585	2,516,315
Redeemed	(1,197,157)	(16,393,420)	(1,122,998)	(13,503,833)
Net increase (decrease)	1,867,321	$ 24,282,806	1,795,686	$ 22,488,886
Fundamental Value Fund				
Sold	6,298,205	$ 79,948,781	12,300,387	$ 148,470,874
Issued as reinvestment of dividends	-	-	2,187,060	26,849,375
Redeemed	(8,680,318)	(110,461,350)	(11,025,060)	(136,195,386)
Net increase (decrease)	(2,382,113)	$ (30,512,569)	3,462,387	$ 39,124,863
Value Equity Fund				
Sold	130,769	$ 1,376,407	403,675	$ 4,444,324
Issued as reinvestment of dividends	-	-	182,898	1,845,544
Redeemed	(200,759)	(2,132,256)	(222,218)	(2,474,321)
Net increase (decrease)	(69,990)	$ (755,849)	364,355	$ 3,815,547

	Class L			
	Six months ended June 30, 2007		Year ended December, 31 2006	
	Shares	Amount	Shares	Amount
Large Cap Value Fund				
Sold	3,650,035	$ 47,964,276	11,470,621	$ 135,569,050
Issued as reinvestment of dividends	-	-	172,806	2,220,553
Redeemed	(16,454,995)	(217,850,620)	(13,500,137)	(160,965,826)
Net increase (decrease)	(12,804,960)	$ (169,886,344)	(1,856,710)	$ (23,176,223)
Indexed Equity Fund				
Sold	2,926,856	$ 39,270,496	7,923,035	$ 96,785,715
Issued as reinvestment of dividends	-	-	364,847	4,741,880
Redeemed	(3,163,478)	(42,664,796)	(6,981,915)	(85,084,315)
Net increase (decrease)	(236,622)	$ (3,394,300)	1,305,967	$ 16,443,280
Core Opportunities Fund*				
Sold	84,298	$ 953,290	774,820	$ 7,888,460
Issued as reinvestment of dividends	-	-	2,984	31,841
Redeemed	(29,436)	(321,621)	(32,105)	(322,620)
Net increase (decrease)	54,862	$ 631,669	745,699	$ 7,597,681
Blue Chip Growth Fund				
Sold	11,830,553	$ 122,909,863	11,648,346	$ 107,753,876
Issued as reinvestment of dividends	-	-	17,020	167,310
Redeemed	(6,200,091)	(63,465,030)	(12,968,851)	(120,243,845)
Net increase (decrease)	5,630,462	$ 59,444,833	(1,303,485)	$ (12,322,659)
Large Cap Growth Fund				
Sold	15,759	$ 167,216	343,758	$ 3,627,493
Issued as reinvestment of dividends	-	-	6,203	62,649
Redeemed	(46,148)	(493,243)	(287,296)	(2,789,742)
Net increase (decrease)	(30,389)	$ (326,027)	62,665	$ 900,400
Growth Equity Fund				
Sold	5,483,000	$ 45,586,497	20,226,554	$ 160,352,050
Issued as reinvestment of dividends	-	-	173,655	1,413,920
Redeemed	(24,567,451)	(208,104,946)	(17,397,236)	(139,495,824)
Net increase (decrease)	(19,084,451)	$ (162,518,449)	3,002,973	$ 22,270,146
Aggressive Growth Fund				
Sold	4,387,493	$ 28,161,406	17,113,585	$ 105,466,073
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(15,200,209)	(97,685,454)	(15,346,599)	(94,617,473)
Net increase (decrease)	(10,812,716)	$ (69,524,048)	1,766,986	$ 10,848,600
OTC 100 Fund				
Sold	216,160	$ 996,192	565,891	$ 2,380,620
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(738,952)	(3,394,948)	(1,440,277)	(5,988,279)
Net increase (decrease)	(522,792)	$ (2,398,756)	(874,386)	$ (3,607,659)
Focused Value Fund				
Sold	2,556,627	$ 48,414,160	5,943,460	$ 105,502,724
Issued as reinvestment of dividends	-	-	1,104,159	20,119,852
Redeemed	(4,549,227)	(86,215,865)	(6,639,203)	(120,491,388)
Net increase (decrease)	(1,992,600)	$ (37,801,705)	408,416	$ 5,131,188
Mid-Cap Value Fund**				
Sold	7,003,841	$ 80,416,042	153,230	$ 1,713,496
Issued as reinvestment of dividends	-	-	331	3,762
Redeemed	(968,065)	(11,740,512)	(10,934)	(125,133)
Net increase (decrease)	6,035,776	$ 68,675,530	142,627	$ 1,592,125
Small Cap Value Equity Fund*				
Sold	3,983,475	$ 43,407,456	95,295	$ 1,002,037
Issued as reinvestment of dividends	-	-	394	4,252
Redeemed	(322,626)	(3,645,853)	(266)	(2,766)
Net increase (decrease)	3,660,849	$ 39,761,603	95,423	$ 1,003,523

	Class L			
	Six months ended June 30, 2007		**Year ended December, 31 2006**	
	Shares	**Amount**	**Shares**	**Amount**
Small Company Value Fund				
Sold	2,484,578	$ 38,955,698	5,253,600	$ 81,130,876
Issued as reinvestment of dividends	-	-	659,456	10,055,595
Redeemed	(5,536,201)	(90,104,928)	(4,080,260)	(62,868,075)
Net increase (decrease)	(3,051,623)	$ (51,149,230)	1,832,796	$ 28,318,396
Small Cap Core Equity Fund*				
Sold	1,795,536	$ 19,031,904	256,062	$ 2,526,095
Issued as reinvestment of dividends	-	-	377	3,871
Redeemed	(105,942)	(1,129,143)	(9,030)	(86,425)
Net increase (decrease)	1,689,594	$ 17,902,761	247,409	$ 2,443,541
Mid Cap Growth Equity Fund				
Sold	1,816,575	$ 20,237,418	1,303,412	$ 14,057,986
Issued as reinvestment of dividends	-	-	13,320	139,593
Redeemed	(1,060,059)	(11,791,599)	(2,348,248)	(24,169,115)
Net increase (decrease)	756,516	$ 8,445,819	(1,031,516)	$ (9,971,536)
Mid Cap Growth Equity II Fund				
Sold	6,912,247	$ 105,579,480	15,278,507	$ 224,690,143
Issued as reinvestment of dividends	-	-	2,715,551	38,621,636
Redeemed	(12,704,511)	(195,318,389)	(16,244,135)	(239,015,404)
Net increase (decrease)	(5,792,264)	$ (89,738,909)	1,749,923	$ 24,296,375
Small Cap Growth Equity Fund				
Sold	2,138,805	$ 36,254,615	2,191,537	$ 36,890,961
Issued as reinvestment of dividends	-	-	373,515	6,062,153
Redeemed	(1,333,765)	(23,064,215)	(3,677,407)	(61,297,612)
Net increase (decrease)	805,040	$ 13,190,400	(1,112,355)	$ (18,344,498)
Small Company Growth Fund				
Sold	1,534,481	$ 16,295,552	2,360,646	$ 25,157,433
Issued as reinvestment of dividends	-	-	215,767	2,225,883
Redeemed	(967,664)	(10,943,605)	(2,520,749)	(26,441,565)
Net increase (decrease)	566,817	$ 5,351,947	55,664	$ 941,751
Emerging Growth Fund				
Sold	2,027,567	$ 13,090,754	2,965,454	$ 18,379,237
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(3,612,972)	(23,973,064)	(6,512,774)	(40,457,095)
Net increase (decrease)	(1,585,405)	$ (10,882,310)	(3,547,320)	$ (22,077,858)
Diversified International Fund**				
Sold	5,010,995	$ 50,493,523	10,010	$ 100,100
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(673,265)	(7,206,617)	-	-
Net increase (decrease)	4,337,730	$ 43,286,906	10,010	$ 100,100
Overseas Fund				
Sold	6,323,107	$ 83,929,365	12,336,284	$ 151,856,410
Issued as reinvestment of dividends	-	-	1,891,415	24,204,494
Redeemed	(4,163,095)	(55,880,047)	(11,344,115)	(143,629,654)
Net increase (decrease)	2,160,012	$ 28,049,318	2,883,584	$ 32,431,250
Destination Retirement Income Fund				
Sold	1,859,142	$ 19,479,402	2,778,537	$ 28,845,873
Issued as reinvestment of dividends	-	-	427,570	4,402,893
Redeemed	(2,265,403)	(23,660,315)	(4,037,309)	(41,813,417)
Net increase (decrease)	(406,261)	$ (4,180,913)	(831,202)	$ (8,564,651)
Destination Retirement 2010 Fund				
Sold	1,751,446	$ 19,445,501	2,092,093	$ 22,660,053
Issued as reinvestment of dividends	-	-	185,633	2,008,417
Redeemed	(705,395)	(7,772,350)	(1,256,101)	(13,510,875)
Net increase (decrease)	1,046,051	$ 11,673,151	1,021,625	$ 11,157,595

Notes to Financial Statements (Unaudited) *(Continued)*

	Class L			
	Six months ended June 30, 2007		Year ended December, 31 2006	
	Shares	Amount	Shares	Amount
Destination Retirement 2020 Fund				
Sold	4,332,053	$ 50,311,437	7,852,565	$ 87,765,918
Issued as reinvestment of dividends	-	-	1,174,305	13,147,669
Redeemed	(4,076,195)	(47,152,782)	(6,384,716)	(71,280,860)
Net increase (decrease)	255,858	$ 3,158,655	2,642,154	$ 29,632,727
Destination Retirement 2030 Fund				
Sold	3,275,102	$ 41,122,963	5,950,843	$ 70,652,278
Issued as reinvestment of dividends	-	-	804,908	9,614,500
Redeemed	(2,634,598)	(33,112,331)	(4,965,560)	(58,971,805)
Net increase (decrease)	640,504	$ 8,010,632	1,790,191	$ 21,294,973
Destination Retirement 2040 Fund				
Sold	2,197,016	$ 28,493,122	4,639,907	$ 56,854,306
Issued as reinvestment of dividends	-	-	600,257	7,365,263
Redeemed	(1,849,164)	(24,008,800)	(3,502,908)	(42,745,624)
Net increase (decrease)	347,852	$ 4,484,322	1,737,256	$ 21,473,945

	Class Y			
	Six months ended June 30, 2007		Year ended December, 31 2006	
	Shares	Amount	Shares	Amount
Strategic Bond Fund				
Sold	4,279,278	$ 43,341,398	6,214,089	$ 62,493,589
Issued as reinvestment of dividends	-	-	414,247	4,163,489
Redeemed	(598,633)	(6,042,614)	(1,637,456)	(16,404,573)
Net increase (decrease)	3,680,645	$ 37,298,784	4,990,880	$ 50,252,505
Strategic Balanced Fund				
Sold	515,645	$ 6,029,260	3,382,597	$ 37,132,285
Issued as reinvestment of dividends	-	-	272,239	3,108,967
Redeemed	(1,466,267)	(17,205,716)	(2,740,980)	(30,112,589)
Net increase (decrease)	(950,622)	$ (11,176,456)	913,856	$ 10,128,663
Diversified Value Fund				
Sold	1,334,781	$ 17,841,676	8,325,737	$ 99,628,898
Issued as reinvestment of dividends	-	-	486,656	6,320,364
Redeemed	(1,381,675)	(18,498,492)	(2,964,988)	(35,537,372)
Net increase (decrease)	(46,894)	$ (656,816)	5,847,405	$ 70,411,890
Fundamental Value Fund				
Sold	1,783,897	$ 23,103,940	3,853,902	$ 46,981,680
Issued as reinvestment of dividends	-	-	959,842	11,802,506
Redeemed	(1,506,290)	(19,530,399)	(1,566,182)	(19,165,257)
Net increase (decrease)	277,607	$ 3,573,541	3,247,562	$ 39,618,929
Value Equity Fund				
Sold	83,294	$ 886,515	230,879	$ 2,522,788
Issued as reinvestment of dividends	-	-	77,280	784,165
Redeemed	(61,273)	(651,222)	(191,189)	(2,112,628)
Net increase (decrease)	22,021	$ 235,293	116,970	$ 1,194,325
Large Cap Value Fund				
Sold	1,490,474	$ 19,617,560	7,344,424	$ 86,210,374
Issued as reinvestment of dividends	-	-	118,052	1,520,505
Redeemed	(4,293,011)	(57,942,660)	(3,492,196)	(41,469,451)
Net increase (decrease)	(2,802,537)	$ (38,325,100)	3,970,280	$ 46,261,428
Indexed Equity Fund				
Sold	9,002,877	$ 122,207,832	11,684,942	$ 143,859,082
Issued as reinvestment of dividends	-	-	517,825	6,750,490
Redeemed	(10,208,885)	(137,675,952)	(14,990,637)	(184,037,010)
Net increase (decrease)	(1,206,008)	$ (15,468,120)	(2,787,870)	$ (33,427,438)

	Class Y			
	Six months ended June 30, 2007		Year ended December, 31 2006	
	Shares	Amount	Shares	Amount
Core Opportunities Fund*				
Sold	176,531	$ 1,915,023	413,025	$ 4,440,570
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(31,314)	(339,121)	-	-
Net increase (decrease)	145,217	$ 1,575,902	413,025	$ 4,440,570
Blue Chip Growth Fund				
Sold	658,441	$ 6,702,583	4,639,666	$ 41,857,465
Issued as reinvestment of dividends	-	-	12,318	121,087
Redeemed	(2,261,789)	(24,187,988)	(648,180)	(5,990,074)
Net increase (decrease)	(1,603,348)	$ (17,485,405)	4,003,804	$ 35,988,478
Large Cap Growth Fund				
Sold	171,475	$ 1,760,567	2,927	$ 30,308
Issued as reinvestment of dividends	-	-	39,026	390,256
Redeemed	(2,250)	(24,534)	(203,677)	(2,173,979)
Net increase (decrease)	169,225	$ 1,736,033	(161,724)	$ (1,753,415)
Growth Equity Fund				
Sold	759,550	$ 6,415,417	1,634,079	$ 13,147,479
Issued as reinvestment of dividends	-	-	40,190	329,284
Redeemed	(1,505,491)	(12,871,727)	(8,162,175)	(64,321,864)
Net increase (decrease)	(745,941)	$ (6,456,310)	(6,487,906)	$ (50,845,101)
Aggressive Growth Fund				
Sold	1,216,472	$ 7,926,583	6,298,891	$ 41,074,534
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(3,602,195)	(23,733,270)	(3,938,751)	(24,767,912)
Net increase (decrease)	(2,385,723)	$ (15,806,687)	2,360,140	$ 16,306,622
OTC 100 Fund				
Sold	50,313	$ 236,638	988,269	$ 4,226,663
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(84,846)	(381,540)	(1,280,823)	(5,405,286)
Net increase (decrease)	(34,533)	$ (144,902)	(292,554)	$ (1,178,623)
Focused Value Fund				
Sold	1,110,317	$ 21,407,034	1,970,847	$ 36,176,870
Issued as reinvestment of dividends	-	-	756,235	13,883,821
Redeemed	(1,638,466)	(32,133,261)	(1,739,593)	(31,644,506)
Net increase (decrease)	(528,149)	$ (10,726,227)	987,489	$ 18,416,185
Mid-Cap Value Fund**				
Sold	87,238	$ 1,046,016	10,010	$ 100,081
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(15,798)	(190,976)	(10,000)	(114,500)
Net increase (decrease)	71,440	$ 855,040	10	$ (14,419)
Small Cap Value Equity Fund*				
Sold	131,160	$ 1,496,713	233,052	$ 2,304,332
Issued as reinvestment of dividends	-	-	976	10,536
Redeemed	(36,091)	(405,960)	(13,925)	(142,829)
Net increase (decrease)	95,069	$ 1,090,753	220,103	$ 2,172,039
Small Company Value Fund				
Sold	1,038,208	$ 16,794,195	6,021,113	$ 92,746,485
Issued as reinvestment of dividends	-	-	698,933	10,720,989
Redeemed	(2,834,375)	(46,545,640)	(2,281,469)	(35,275,183)
Net increase (decrease)	(1,796,167)	$ (29,751,445)	4,438,577	$ 68,192,291
Small Cap Core Equity Fund*				
Sold	71,592	$ 770,464	181,129	$ 1,769,707
Issued as reinvestment of dividends	-	-	269	2,774
Redeemed	(35,987)	(379,028)	(16,564)	(162,739)
Net increase (decrease)	35,605	$ 391,436	164,834	$ 1,609,742

	Class Y			
	Six months ended June 30, 2007		Year ended December, 31 2006	
	Shares	Amount	Shares	Amount
Mid Cap Growth Equity Fund				
Sold	221,211	$ 2,469,158	1,007,178	$ 11,037,552
Issued as reinvestment of dividends	-	-	11,789	124,608
Redeemed	(1,553,595)	(17,927,534)	(1,301,607)	(13,616,961)
Net increase (decrease)	(1,332,384)	$ (15,458,376)	(282,640)	$ (2,454,801)
Mid Cap Growth Equity II Fund				
Sold	2,126,385	$ 32,518,300	5,653,209	$ 85,210,078
Issued as reinvestment of dividends	-	-	893,128	12,838,903
Redeemed	(1,692,786)	(26,107,048)	(3,825,150)	(56,922,451)
Net increase (decrease)	433,599	$ 6,411,252	2,721,187	$ 41,126,530
Small Cap Growth Equity Fund				
Sold	1,387,358	$ 23,950,565	4,376,755	$ 73,740,430
Issued as reinvestment of dividends	-	-	515,013	8,456,512
Redeemed	(1,648,516)	(28,743,950)	(2,719,595)	(45,386,611)
Net increase (decrease)	(261,158)	$ (4,793,385)	2,172,173	$ 36,810,331
Small Company Growth Fund				
Sold	265,908	$ 2,952,677	845,836	$ 9,212,161
Issued as reinvestment of dividends	-	-	124,520	1,295,426
Redeemed	(669,492)	(7,259,956)	(1,868,569)	(20,000,114)
Net increase (decrease)	(403,584)	$ (4,307,279)	(898,213)	$ (9,492,527)
Emerging Growth Fund				
Sold	23,824	$ 161,284	336,613	$ 2,099,219
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(69,514)	(448,342)	(970,552)	(6,047,303)
Net increase (decrease)	(45,690)	$ (287,058)	(633,939)	$ (3,948,084)
Diversified International Fund***				
Sold	22,047	$ 251,561	10,010	$ 100,100
Issued as reinvestment of dividends	-	-	-	-
Redeemed	-	-	-	-
Net increase (decrease)	22,047	$ 251,561	10,010	$ 100,100
Overseas Fund				
Sold	2,585,315	$ 34,797,265	8,426,065	$ 104,619,647
Issued as reinvestment of dividends	-	-	1,606,680	20,625,878
Redeemed	(5,309,456)	(73,350,432)	(2,669,500)	(33,552,931)
Net increase (decrease)	(2,724,141)	$ (38,553,167)	7,363,245	$ 91,692,594
Destination Retirement Income Fund				
Sold	1,529,369	$ 15,964,553	2,662,426	$ 27,651,785
Issued as reinvestment of dividends	-	-	565,676	5,825,397
Redeemed	(2,818,527)	(29,791,785)	(1,300,672)	(13,473,386)
Net increase (decrease)	(1,289,158)	$ (13,827,232)	1,927,430	$ 20,003,796
Destination Retirement 2010 Fund				
Sold	1,936,000	$ 21,628,464	3,822,651	$ 41,542,722
Issued as reinvestment of dividends	-	-	228,799	2,477,978
Redeemed	(843,615)	(9,362,415)	(1,561,398)	(16,976,586)
Net increase (decrease)	1,092,385	$ 12,266,049	2,490,052	$ 27,044,114
Destination Retirement 2020 Fund				
Sold	3,102,085	$ 36,032,913	4,999,467	$ 56,022,275
Issued as reinvestment of dividends	-	-	436,963	4,895,063
Redeemed	(1,017,399)	(11,853,605)	(2,050,403)	(23,004,008)
Net increase (decrease)	2,084,686	$ 24,179,308	3,386,027	$ 37,913,330
Destination Retirement 2030 Fund				
Sold	1,943,264	$ 24,266,265	3,704,763	$ 44,330,836
Issued as reinvestment of dividends	-	-	243,872	2,920,632
Redeemed	(677,916)	(8,578,475)	(1,228,582)	(14,761,418)
Net increase (decrease)	1,265,348	$ 15,687,790	2,720,053	$ 32,490,050

| | Class Y | | | |
| | Six months ended June 30, 2007 | | Year ended December, 31 2006 | |
	Shares	Amount	Shares	Amount
Destination Retirement 2040 Fund				
Sold	931,780	$ 12,003,617	2,464,622	$ 30,092,449
Issued as reinvestment of dividends	-	-	133,247	1,638,488
Redeemed	(435,296)	(5,690,982)	(786,012)	(9,612,962)
Net increase (decrease)	496,484	$ 6,312,635	1,811,857	$ 22,117,975

| | Class S | | | |
| | Six months ended June 30, 2007 | | Year ended December, 31 2006 | |
	Shares	Amount	Shares	Amount
Strategic Bond Fund				
Sold	1,475,696	$ 14,907,909	926,637	$ 9,437,814
Issued as reinvestment of dividends	-	-	71,977	723,420
Redeemed	(343,541)	(3,458,938)	(138,065)	(1,415,232)
Net increase (decrease)	1,132,155	$ 11,448,971	860,549	$ 8,746,002
Strategic Balanced Fund				
Sold	706,744	$ 8,347,689	688,363	$ 7,817,361
Issued as reinvestment of dividends	-	-	28,596	326,570
Redeemed	(242,325)	(2,807,114)	(123,732)	(1,360,324)
Net increase (decrease)	464,419	$ 5,540,575	593,227	$ 6,783,607
Diversified Value Fund				
Sold	7,340,101	$ 98,165,372	5,414,038	$ 67,989,364
Issued as reinvestment of dividends	-	-	840,910	10,937,820
Redeemed	(2,232,378)	(29,782,635)	(4,031,118)	(49,706,975)
Net increase (decrease)	5,107,723	$ 68,382,737	2,223,830	$ 29,220,209
Fundamental Value Fund				
Sold	6,584,482	$ 85,216,855	17,120,035	$ 210,273,954
Issued as reinvestment of dividends	-	-	3,856,744	47,464,125
Redeemed	(8,229,943)	(103,968,525)	(14,620,318)	(184,870,847)
Net increase (decrease)	(1,645,461)	$ (18,751,670)	6,356,461	$ 72,867,232
Value Equity Fund				
Sold	703,149	$ 7,340,674	1,432,698	$ 15,857,135
Issued as reinvestment of dividends	-	-	865,480	8,773,679
Redeemed	(783,710)	(8,245,573)	(2,404,390)	(26,218,864)
Net increase (decrease)	(80,561)	$ (904,899)	(106,212)	$ (1,588,050)
Large Cap Value Fund				
Sold	11,130,081	$ 150,729,969	15,777,721	$ 187,985,838
Issued as reinvestment of dividends	-	-	366,079	4,722,424
Redeemed	(11,667,775)	(151,755,885)	(16,657,176)	(203,190,776)
Net increase (decrease)	(537,694)	$ (1,025,916)	(513,376)	$ (10,482,514)
Indexed Equity Fund				
Sold	8,527,450	$ 115,790,081	17,579,217	$ 221,061,294
Issued as reinvestment of dividends	-	-	794,698	10,463,169
Redeemed	(9,575,899)	(130,177,440)	(19,785,035)	(243,802,558)
Net increase (decrease)	(1,048,449)	$ (14,387,359)	(1,411,120)	$ (12,278,095)
Core Opportunities Fund*				
Sold	23,846	$ 263,692	964,444	$ 9,645,714
Issued as reinvestment of dividends	-	-	16	167
Redeemed	(263)	(2,930)	(1,095)	(11,679)
Net increase (decrease)	23,583	$ 260,762	963,365	$ 9,634,202
Blue Chip Growth Fund				
Sold	7,324,104	$ 75,163,404	1,607,129	$ 15,148,154
Issued as reinvestment of dividends	-	-	18,799	185,359
Redeemed	(3,672,024)	(36,475,798)	(2,718,941)	(25,456,407)
Net increase (decrease)	3,652,080	$ 38,687,606	(1,093,013)	$ (10,122,894)

	Class S			
	Six months ended June 30, 2007		**Year ended December, 31 2006**	
	Shares	**Amount**	**Shares**	**Amount**
Large Cap Growth Fund				
Sold	282,193	$ 2,940,784	726,229	$ 7,395,947
Issued as reinvestment of dividends	-	-	60,311	606,127
Redeemed	(398,350)	(4,156,184)	(1,223,490)	(12,791,188)
Net increase (decrease)	(116,157)	$ (1,215,400)	(436,950)	$ (4,789,114)
Growth Equity Fund				
Sold	975,140	$ 8,300,282	9,493,736	$ 76,500,571
Issued as reinvestment of dividends	-	-	201,987	1,659,839
Redeemed	(14,795,093)	(124,933,974)	(11,378,556)	(92,344,241)
Net increase (decrease)	(13,819,953)	$ (116,633,692)	(1,682,833)	$ (14,183,831)
Aggressive Growth Fund				
Sold	9,365,366	$ 62,106,521	17,868,705	$ 112,241,738
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(11,714,120)	(75,590,412)	(15,788,301)	(99,392,221)
Net increase (decrease)	(2,348,754)	$ (13,483,891)	2,080,404	$ 12,849,517
OTC 100 Fund				
Sold	955,953	$ 4,509,021	1,933,498	$ 8,155,143
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(1,485,614)	(6,931,078)	(2,938,737)	(12,546,660)
Net increase (decrease)	(529,661)	$ (2,422,057)	(1,005,239)	$ (4,391,517)
Focused Value Fund				
Sold	4,579,498	$ 89,616,601	6,263,898	$ 115,697,724
Issued as reinvestment of dividends	-	-	2,013,610	37,202,296
Redeemed	(5,776,281)	(110,760,886)	(8,306,787)	(152,988,782)
Net increase (decrease)	(1,196,783)	$ (21,144,285)	(29,279)	$ (88,762)
Mid-Cap Value Fund**				
Sold	5,735,330	$ 68,214,024	5,766,999	$ 65,388,624
Issued as reinvestment of dividends	-	-	14,021	159,556
Redeemed	(397,978)	(4,805,665)	(465,716)	(5,336,837)
Net increase (decrease)	5,337,352	$ 63,408,359	5,315,304	$ 60,211,343
Small Cap Value Equity Fund*				
Sold	6,488,917	$ 73,058,785	2,797,853	$ 28,652,496
Issued as reinvestment of dividends	-	-	8,051	87,031
Redeemed	(564,916)	(6,368,234)	(62,646)	(647,596)
Net increase (decrease)	5,924,001	$ 66,690,551	2,743,258	$ 28,091,931
Small Company Value Fund				
Sold	5,926,984	$ 98,130,342	11,024,989	$ 173,853,170
Issued as reinvestment of dividends	-	-	1,171,855	18,040,979
Redeemed	(7,055,173)	(113,921,909)	(8,970,153)	(141,717,262)
Net increase (decrease)	(1,128,189)	$ (15,791,567)	3,226,691	$ 50,176,887
Small Cap Core Equity Fund*				
Sold	843,463	$ 8,887,242	2,009,309	$ 20,440,025
Issued as reinvestment of dividends	-	-	2,073	21,326
Redeemed	(16,025)	(169,384)	(6,529)	(67,504)
Net increase (decrease)	827,438	$ 8,717,858	2,004,853	$ 20,393,847
Mid Cap Growth Equity Fund				
Sold	3,030,038	$ 34,532,632	5,560,405	$ 60,768,613
Issued as reinvestment of dividends	-	-	44,558	472,320
Redeemed	(1,920,442)	(21,410,895)	(6,180,566)	(65,334,142)
Net increase (decrease)	1,109,596	$ 13,121,737	(575,603)	$ (4,093,209)
Mid Cap Growth Equity II Fund				
Sold	7,327,976	$ 117,768,001	5,973,730	$ 89,431,385
Issued as reinvestment of dividends	-	-	1,171,211	16,913,240
Redeemed	(3,647,196)	(55,629,647)	(10,131,246)	(152,841,382)
Net increase (decrease)	3,680,780	$ 62,138,354	(2,986,305)	$ (46,496,757)

	Class S			
	Six months ended June 30, 2007		Year ended December, 31 2006	
	Shares	Amount	Shares	Amount
Small Cap Growth Equity Fund				
Sold	2,939,393	$ 52,146,469	6,369,754	$ 109,248,302
Issued as reinvestment of dividends	-	-	1,107,347	18,359,819
Redeemed	(2,698,810)	(47,024,452)	(8,177,262)	(138,309,152)
Net increase (decrease)	240,583	$ 5,122,017	(700,161)	$ (10,701,031)
Small Company Growth Fund				
Sold	1,455,508	$ 16,440,441	2,692,915	$ 29,484,859
Issued as reinvestment of dividends	-	-	163,666	1,713,217
Redeemed	(929,410)	(10,400,661)	(1,701,568)	(17,834,005)
Net increase (decrease)	526,098	$ 6,039,780	1,155,013	$ 13,364,071
Emerging Growth Fund				
Sold	399,411	$ 2,726,625	3,987,640	$ 24,991,893
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(1,656,417)	(11,076,399)	(3,156,178)	(19,499,085)
Net increase (decrease)	(1,257,006)	$ (8,349,774)	831,462	$ 5,492,808
Diversified International Fund*				
Sold	7,046,271	$ 72,472,044	1,133,644	$ 11,344,510
Issued as reinvestment of dividends	-	-	30	548
Redeemed	(32,871)	(359,587)	-	-
Net increase (decrease)	7,013,400	$ 72,112,457	1,133,674	$ 11,345,058
Overseas Fund				
Sold	8,288,226	$ 114,311,353	13,897,955	$ 174,043,851
Issued as reinvestment of dividends	-	-	2,998,481	38,553,935
Redeemed	(8,730,285)	(115,363,153)	(9,401,443)	(116,982,256)
Net increase (decrease)	(442,059)	$ (1,051,800)	7,494,993	$ 95,615,530
Destination Retirement Income Fund				
Sold	285,377	$ 2,998,013	893,169	$ 9,240,597
Issued as reinvestment of dividends	-	-	35,213	362,597
Redeemed	(231,850)	(2,421,291)	(509,134)	(5,245,533)
Net increase (decrease)	53,527	$ 576,722	419,248	$ 4,357,661
Destination Retirement 2010 Fund				
Sold	1,593,316	$ 17,723,941	1,436,820	$ 15,600,760
Issued as reinvestment of dividends	-	-	69,908	758,001
Redeemed	(537,302)	(5,964,745)	(991,171)	(10,638,822)
Net increase (decrease)	1,056,014	$ 11,759,196	515,557	$ 5,719,939
Destination Retirement 2020 Fund				
Sold	2,173,660	$ 25,333,968	3,698,072	$ 41,392,192
Issued as reinvestment of dividends	-	-	266,032	2,983,433
Redeemed	(1,086,315)	(12,617,840)	(1,307,917)	(14,593,466)
Net increase (decrease)	1,087,345	$ 12,716,128	2,656,187	$ 29,782,159
Destination Retirement 2030 Fund				
Sold	1,389,886	$ 17,559,521	2,757,710	$ 32,874,418
Issued as reinvestment of dividends	-	-	145,742	1,746,264
Redeemed	(632,809)	(7,941,970)	(951,913)	(11,228,238)
Net increase (decrease)	757,077	$ 9,617,551	1,951,539	$ 23,392,444
Destination Retirement 2040 Fund				
Sold	1,056,838	$ 13,810,963	1,588,091	$ 19,470,179
Issued as reinvestment of dividends	-	-	113,295	1,394,518
Redeemed	(507,321)	(6,583,097)	(1,765,304)	(21,179,453)
Net increase (decrease)	549,517	$ 7,227,866	(63,918)	$ (314,756)

	Class Z			
	Six months ended June 30, 2007		Year ended December, 31 2006	
	Shares	Amount	Shares	Amount
Indexed Equity Fund				
Sold	5,993,237	$ 81,702,293	12,739,176	$ 156,939,556
Issued as reinvestment of dividends	-	-	452,676	5,957,731
Redeemed	(2,688,196)	(37,001,801)	(6,606,015)	(82,036,539)
Net increase (decrease)	3,305,041	$ 44,700,492	6,585,837	$ 80,860,748

	Class N			
	Six months ended June 30, 2007		Year ended December, 31 2006	
	Shares	Amount	Shares	Amount
Strategic Bond Fund				
Sold	60,197	$ 603,355	182,606	$ 1,793,930
Issued as reinvestment of dividends	-	-	6,969	69,625
Redeemed	(8,795)	(87,375)	(5,597)	(57,198)
Net increase (decrease)	51,402	$ 515,980	183,978	$ 1,806,357
Strategic Balanced Fund				
Sold	1,656	$ 19,242	18,231	$ 198,159
Issued as reinvestment of dividends	-	-	1,106	12,572
Redeemed	(2,355)	(27,836)	(8,833)	(97,263)
Net increase (decrease)	(699)	$ (8,594)	10,504	$ 113,468
Diversified Value Fund				
Sold	67,657	$ 901,415	123,669	$ 1,483,862
Issued as reinvestment of dividends	-	-	4,384	56,776
Redeemed	(8,846)	(118,841)	(22,923)	(270,806)
Net increase (decrease)	58,811	$ 782,574	105,130	$ 1,269,832
Fundamental Value Fund				
Sold	275,126	$ 3,602,683	72,782	$ 874,051
Issued as reinvestment of dividends	-	-	11,129	135,253
Redeemed	(203,401)	(2,674,658)	(127,865)	(1,507,543)
Net increase (decrease)	71,725	$ 928,025	(43,954)	$ (498,239)
Value Equity Fund				
Sold	87	$ 900	644	$ 7,366
Issued as reinvestment of dividends	-	-	124	1,250
Redeemed	(19)	(191)	-	(4)
Net increase (decrease)	68	$ 709	768	$ 8,612
Large Cap Value Fund				
Sold	12,500	$ 164,313	28,719	$ 332,052
Issued as reinvestment of dividends	-	-	147	1,869
Redeemed	(140,316)	(1,883,314)	(28,587)	(326,255)
Net increase (decrease)	(127,816)	$ (1,719,001)	279	$ 7,666
Indexed Equity Fund				
Sold	21,224	$ 282,830	52,530	$ 629,495
Issued as reinvestment of dividends	-	-	3,463	44,430
Redeemed	(103,788)	(1,401,519)	(81,353)	(981,351)
Net increase (decrease)	(82,564)	$ (1,118,689)	(25,360)	$ (307,426)
Core Opportunities Fund*				
Sold	-	$ -	10,010	$ 100,100
Issued as reinvestment of dividends	-	-	-	-
Redeemed	-	-	-	-
Net increase (decrease)	-	$ -	10,010	$ 100,100
Blue Chip Growth Fund				
Sold	9,846	$ 97,807	178,502	$ 1,603,841
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(98,258)	(969,130)	(33,522)	(300,127)
Net increase (decrease)	(88,412)	$ (871,323)	144,980	$ 1,303,714

	Class N			
	Six months ended June 30, 2007		Year ended December, 31 2006	
	Shares	Amount	Shares	Amount
Large Cap Growth Fund				
Sold	-	$ -	-	$ -
Issued as reinvestment of dividends	-	-	5	53
Redeemed	-	-	-	-
Net increase (decrease)	-	$ -	5	$ 53
Growth Equity Fund				
Sold	89	$ 720	3,398	$ 26,728
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(2,147)	(17,615)	(157,603)	(1,191,791)
Net increase (decrease)	(2,058)	$ (16,895)	(154,205)	$ (1,165,063)
Aggressive Growth Fund				
Sold	13,337	$ 82,827	98,751	$ 566,431
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(28,761)	(180,676)	(58,959)	(355,891)
Net increase (decrease)	(15,424)	$ (97,849)	39,792	$ 210,540
OTC 100 Fund				
Sold	55	$ 251	3,774	$ 15,462
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(2,745)	(12,275)	(11,413)	(46,364)
Net increase (decrease)	(2,690)	$ (12,024)	(7,639)	$ (30,902)
Focused Value Fund				
Sold	83,096	$ 1,578,453	76,648	$ 1,305,149
Issued as reinvestment of dividends	-	-	13,700	242,197
Redeemed	(66,625)	(1,242,116)	(56,493)	(960,411)
Net increase (decrease)	16,471	$ 336,337	33,855	$ 586,935
Mid-Cap Value Fund**				
Sold	3,657	$ 42,618	10,010	$ 100,116
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(42)	(522)	(10,000)	(114,300)
Net increase (decrease)	3,615	$ 42,096	10	$ (14,184)
Small Cap Value Equity Fund*				
Sold	-	$ -	10,010	$ 100,100
Issued as reinvestment of dividends	-	-	-	-
Redeemed	-	-	-	-
Net increase (decrease)	-	$ -	10,010	$ 100,100
Small Company Value Fund				
Sold	69,554	$ 1,104,757	62,296	$ 945,284
Issued as reinvestment of dividends	-	-	5,135	76,530
Redeemed	(41,130)	(652,074)	(63,388)	(967,396)
Net increase (decrease)	28,424	$ 452,683	4,043	$ 54,418
Small Cap Core Equity Fund*				
Sold	-	$ -	10,010	$ 100,100
Issued as reinvestment of dividends	-	-	-	-
Redeemed	-	-	-	-
Net increase (decrease)	-	$ -	10,010	$ 100,100
Mid Cap Growth Equity Fund				
Sold	3,853	$ 40,494	8,489	$ 86,835
Issued as reinvestment of dividends	-	-	-	-
Redeemed	(113)	(1,205)	(1,585)	(16,373)
Net increase (decrease)	3,740	$ 39,289	6,904	$ 70,462
Mid Cap Growth Equity II Fund				
Sold	57,808	$ 853,011	131,233	$ 1,848,485
Issued as reinvestment of dividends	-	-	13,578	187,256
Redeemed	(12,347)	(181,856)	(77,409)	(1,104,147)
Net increase (decrease)	45,461	$ 671,155	67,402	$ 931,594

	Class N			
	Six months ended June 30, 2007		Year ended December, 31 2006	
	Shares	Amount	Shares	Amount
Small Cap Growth Equity Fund				
Sold	6,397	$ 105,781	12,585	$ 202,939
Issued as reinvestment of dividends	-	-	3,491	54,629
Redeemed	(4,505)	(75,225)	(12,951)	(211,725)
Net increase (decrease)	1,892	$ 30,556	3,125	$ 45,843
Small Company Growth Fund				
Sold	2,566	$ 27,454	26,190	$ 281,109
Issued as reinvestment of dividends	-	-	4,211	42,005
Redeemed	(38,862)	(435,267)	(50,842)	(518,827)
Net increase (decrease)	(36,296)	$ (407,813)	(20,441)	$ (195,713)
Emerging Growth Fund				
Sold	-	$ -	-	$ -
Issued as reinvestment of dividends	-	-	-	-
Redeemed	-	-	-	-
Net increase (decrease)	-	$ -	-	$ -
Diversified International Fund***				
Sold	-	$ -	10,010	$ 100,100
Issued as reinvestment of dividends	-	-	-	-
Redeemed	-	-	-	-
Net increase (decrease)	-	$ -	10,010	$ 100,100
Overseas Fund				
Sold	111,535	$ 1,516,246	69,051	$ 841,131
Issued as reinvestment of dividends	-	-	15,592	196,409
Redeemed	(45,058)	(612,710)	(46,340)	(552,278)
Net increase (decrease)	66,477	$ 903,536	38,303	$ 485,262
Destination Retirement Income Fund				
Sold	1,246	$ 13,064	1,943	$ 19,800
Issued as reinvestment of dividends	-	-	75	772
Redeemed	(871)	(9,151)	(455)	(4,772)
Net increase (decrease)	375	$ 3,913	1,563	$ 15,800
Destination Retirement 2010 Fund				
Sold	15,036	$ 165,002	10,791	$ 115,432
Issued as reinvestment of dividends	-	-	346	3,740
Redeemed	(2,612)	(28,871)	(705)	(7,568)
Net increase (decrease)	12,424	$ 136,131	10,432	$ 111,604
Destination Retirement 2020 Fund				
Sold	9,068	$ 105,641	7,139	$ 79,344
Issued as reinvestment of dividends	-	-	729	8,122
Redeemed	(2,094)	(24,083)	(2,090)	(22,966)
Net increase (decrease)	6,974	$ 81,558	5,778	$ 64,500
Destination Retirement 2030 Fund				
Sold	5,448	$ 68,270	4,954	$ 58,912
Issued as reinvestment of dividends	-	-	260	3,100
Redeemed	(782)	(10,101)	(1,930)	(22,743)
Net increase (decrease)	4,666	$ 58,169	3,284	$ 39,269
Destination Retirement 2040 Fund				
Sold	2,483	$ 32,441	4,425	$ 54,437
Issued as reinvestment of dividends	-	-	244	2,982
Redeemed	(203)	(2,684)	(1,520)	(18,259)
Net increase (decrease)	2,280	$ 29,757	3,149	$ 39,160

*   Fund commenced operations on March 31, 2006.
**   Fund commenced operations on August 29, 2006.
***   Fund commenced operations on December 14, 2006.

Redemptions or exchanges of Class A shares made within eighteen months of purchase from initial investments of $1 million or more are subject to a contingent deferred sales charge of 1% of the amount redeemed. Redemptions or exchanges of Class N shares made within eighteen months of purchase are subject to a contingent deferred sales charge of 1% of the amount redeemed. The distributor receives all contingent deferred sales charges. Any contingent deferred sales charges during the six months ended June 30, 2007 were waived for any redemptions or exchanges subject to such a charge.

6. Federal Income Tax Information

At June 30, 2007, the cost of securities and the unrealized appreciation (depreciation) in the value of investments owned by the Funds, as computed on a Federal income tax basis, were as follows:

	Federal Income Tax Cost	Tax Basis Unrealized Appreciation	Tax Basis Unrealized Depreciation	Net Unrealized Appreciation (Depreciation)
Strategic Bond Fund	$ 342,138,308	$ 437,350	$ (5,857,520)	$ (5,420,170)
Strategic Balanced Fund	222,101,992	28,010,286	(3,075,711)	24,934,575
Diversified Value Fund	597,694,247	123,085,944	(7,048,331)	116,037,613
Fundamental Value Fund	1,087,376,569	289,809,945	(2,503,854)	287,306,091
Value Equity Fund	99,429,465	9,390,819	(1,441,489)	7,949,330
Large Cap Value Fund	1,126,767,154	473,362,910	(3,565,827)	469,797,083
Indexed Equity Fund	1,984,574,667	668,120,445	(112,218,018)	555,902,427
Core Opportunities Fund	48,958,157	3,862,905	(461,530)	3,401,375
Blue Chip Growth Fund	531,031,786	81,747,200	(4,331,417)	77,415,783
Large Cap Growth Fund	44,044,769	5,403,367	(751,635)	4,651,732
Growth Equity Fund	443,729,285	32,288,757	(7,130,285)	25,158,472
Aggressive Growth Fund	518,433,149	98,713,941	(16,017,363)	82,696,578
OTC 100 Fund	39,302,812	11,094,520	(1,872,788)	9,221,732
Focused Value Fund	946,537,222	231,608,193	(10,132,969)	221,475,224
Mid-Cap Value Fund	261,924,557	15,485,927	(4,344,415)	11,141,512
Small Cap Value Equity Fund	194,836,568	8,045,630	(7,465,216)	580,414
Small Company Value Fund	796,427,912	151,062,821	(31,507,787)	119,555,034
Small Cap Core Equity Fund	64,124,436	3,586,512	(2,311,674)	1,274,838
Mid Cap Growth Equity Fund	173,612,457	22,039,884	(3,100,846)	18,939,038
Mid Cap Growth Equity II Fund	1,286,239,652	369,471,553	(27,372,384)	342,099,169
Small Cap Growth Equity Fund	820,023,468	168,972,424	(13,978,713)	154,993,711
Small Company Growth Fund	197,397,466	30,030,944	(6,031,688)	23,999,256
Emerging Growth Fund	115,737,957	17,038,674	(1,384,966)	15,653,708
Diversified International Fund	135,026,926	15,264,180	(2,457,101)	12,807,079
Overseas Fund	1,248,288,765	253,235,317	(10,082,852)	243,152,465
Destination Retirement Income Fund	271,854,533	5,688,476	(3,870,517)	1,817,959
Destination Retirement 2010 Fund	231,112,774	5,914,187	(1,868,601)	4,045,586
Destination Retirement 2020 Fund	655,529,212	33,564,230	(5,180,701)	28,383,529
Destination Retirement 2030 Fund	478,878,309	39,042,998	(1,436,785)	37,606,213
Destination Retirement 2040 Fund	266,833,900	24,364,657	(195,374)	24,169,283

At December 31, 2006, the following Funds had available, for Federal income tax purposes, unused capital losses:

	Expiring 2009	Expiring 2010	Expiring 2011	Expiring 2012	Expiring 2013	Expiring 2014
Strategic Bond Fund	$ -	$ -	$ -	$ -	$630,808	$ -
Large Cap Value Fund	-	8,806,465	10,621,856	9,443,094	-	-
Indexed Equity Fund	-	21,973,224	-	-	-	-
Blue Chip Growth Fund	-	34,126,514	16,672,836	4,273,407	-	-

	Expiring 2009	Expiring 2010	Expiring 2011	Expiring 2012	Expiring 2013	Expiring 2014
Growth Equity Fund	$19,055,196	$98,921,181	$ -	$ -	$ -	$ -
Aggressive Growth Fund	27,527,320	39,256,002	-	-	-	-
OTC 100 Fund	-	2,180,264	13,741,961	7,702,832	-	-
Small Cap Core Equity Fund	-	-	-	-	-	494,912
Mid Cap Growth Equity Fund	35,293,704	35,977,324	976,172	-	-	-
Emerging Growth Fund	9,235,482	28,322,542	-	-	-	-

Net capital loss carryforwards may be applied against any net realized taxable gains in each succeeding year, or until their respective expiration dates, whichever occurs first.

Certain differences exist from the amounts reflected in the Statement of Changes in Net Assets primarily due to the character of short-term capital gains treated as ordinary income for tax purposes.

The Funds distinguish between distributions on a tax basis and financial reporting basis. Accounting principles generally accepted in the United States of America require that only distributions in excess of tax basis earnings and profits be reported in the financial statements as a return of capital.

The tax character of distributions paid during the year ended December 31, 2006 was as follows:

	Ordinary Income	Long Term Capital Gain	Short Term Capital Gain	Return of Capital
Strategic Bond Fund	$ 9,053,907	$ -	$-	$ -
Strategic Balanced Fund	5,566,068	2,240,122	-	-
Diversified Value Fund	7,691,998	15,556,374	-	-
Fundamental Value Fund	25,168,210	87,731,488	-	-
Value Equity Fund	5,190,133	10,471,477	-	-
Large Cap Value Fund	9,827,424	-	-	-
Indexed Equity Fund	31,305,342	-	-	174,933
Core Opportunities Fund	106,850	183	-	-
Blue Chip Growth Fund	473,756	-	-	-
Large Cap Growth Fund	-	1,599,477	-	-
Growth Equity Fund	3,409,304	-	-	-
Focused Value Fund	19,675,951	78,006,944	-	-
Mid-Cap Value Fund	164,729	-	-	-
Small Cap Value Equity Fund	168,054	-	-	-
Small Company Value Fund	6,748,468	42,960,242	-	-
Small Cap Core Equity Fund	48,939	-	-	-
Mid Cap Growth Equity Fund	786,942	-	-	-
Mid Cap Growth Equity II Fund	8,549,416	82,641,736	-	-
Small Cap Growth Equity Fund	-	40,491,582	-	-
Small Company Growth Fund	-	10,593,632	-	-
Diversified International Fund	10,533	-	-	-
Overseas Fund	39,509,993	68,794,727	-	-
Destination Retirement Income Fund	9,100,427	3,689,364	-	-
Destination Retirement 2010 Fund	5,304,504	2,215,167	-	-
Destination Retirement 2020 Fund	13,715,560	13,822,444	-	-
Destination Retirement 2030 Fund	6,966,352	12,063,822	-	-
Destination Retirement 2040 Fund	2,755,008	9,995,730	-	-

At December 31, 2006, the components of distributable earnings on a tax basis were as follows:

	Undistributed Ordinary Income	Undistributed Long Term Capital Gain (Capital Loss Carryover)	Other Temporary Differences	Unrealized Appreciation (Depreciation)
Strategic Bond Fund	$ -	$ (630,808)	$ (744,742)	$ 84,766
Strategic Balanced Fund	398,351	495,393	(7,897)	27,082,723
Diversified Value Fund	768,501	1,832,450	(10,470)	100,972,653
Fundamental Value Fund	3,510,216	24,879,638	(38,758)	236,387,496
Value Equity Fund	1,804,438	1,293,949	(4,959)	5,764,421
Large Cap Value Fund	-	(28,871,415)	(58,695)	459,674,961
Indexed Equity Fund	-	(21,973,224)	(5,678,051)	404,784,329
Core Opportunities Fund	4 06,519	(59)	(232)	1,333,824
Blue Chip Growth Fund	-	(55,072,757)	(25,189)	43,936,339
Large Cap Growth Fund	-	362,321	(1,848)	3,373,813
Growth Equity Fund	-	(117,976,377)	(41,113)	37,548,379
Aggressive Growth Fund	-	(66,783,322)	(23,194)	76,286,436
OTC 100 Fund	-	(23,625,057)	455	7,332,872
Focused Value Fund	-	8,439,337	(37,161)	203,619,965
Mid-Cap Value Fund	110,363	-	(88)	466,247
Small Cap Value Equity Fund	389,810	16,432	7,296	1,961,653
Small Company Value Fund	3,037,932	16,801,502	23,627	124,120,740
Small Cap Core Equity Fund	-	(4 94,912)	(1,255)	1,112,498
Mid Cap Growth Equity Fund	-	(72,247,200)	18,265	19,050,491
Mid Cap Growth Equity II Fund	-	20,705,690	(53,823)	244,891,374
Small Cap Growth Equity Fund	-	10,275,242	(27,718)	116,154,442
Small Company Growth Fund	2,286,935	1,028,568	(6,621)	11,652,384
Emerging Growth Fund	-	(37,558,024)	(7,289)	11,178,476
Diversified International Fund	25,374	389	(3,438)	39,376
Overseas Fund	2,894,634	22,688,344	(372,960)	248,339,480
Destination Retirement Income Fund	440,251	5,069,567	(7,726)	(5,070,049)
Destination Retirement 2010 Fund	405,538	3,739,153	(2,281)	(2,282,514)
Destination Retirement 2020 Fund	761,438	23,752,874	(13,093)	3,486,577
Destination Retirement 2030 Fund	20,543	22,791,631	(9,411)	16,065,123
Destination Retirement 2040 Fund	171,438	14,463,924	(5,464)	9,917,078

Pursuant to Section 852 of the Internal Revenue Code, the following Funds have designated capital gains dividend for the year ended December 31, 2006:

	Long Term Capital Dividend
Strategic Balanced Fund	$ 2,240,122
Diversified Value Fund	15,556,374
Fundamental Value Fund	87,731,488
Value Equity Fund	10,471,477
Core Opportunities Fund	183
Large Cap Growth Fund	1,599,477
Focused Value Fund	78,006,944
Small Company Value Fund	42,960,242
Mid Cap Growth Equity II Fund	82,641,736
Small Cap Growth Equity Fund	40,491,582
Small Company Growth Fund	10,593,632
Overseas Fund	68,794,727
Destination Retirement Income Fund	3,689,364
Destination Retirement 2010 Fund	2,215,167
Destination Retirement 2020 Fund	13,822,444
Destination Retirement 2030 Fund	12,063,822
Destination Retirement 2040 Fund	9,995,730

The following Funds have elected to defer to January 1, 2007 post-October losses:

	Amount
Strategic Bond Fund	$ 740,701
Indexed Equity Fund	5,626,954

The following Funds have elected to defer to January 1, 2007 post-October currency losses:

	Amount
Strategic Bond Fund	$ 120
Mid Cap Growth Equity II Fund	9,020
Overseas Fund	200,491

The Funds adopted Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48) on June 29, 2007. The adoption of FIN 48 did not have a material effect on the net asset value, financial condition or results of operations of the Funds as there was no liability for unrecognized tax benefits and no change to the beginning net asset value of the Funds. As of and during the period ended June 30, 2007, the Funds did not have a liability for any unrecognized tax benefits.

The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statements of Operations. During the period ended June 30, 2007, the Funds did not incur any interest or penalties. The Funds are subject to examination by U.S. federal, state and foreign tax authorities for returns filed after 2004, 2005 and 2006 respectively.

7. Investment in Affiliated Issuers

A summary of the Fund's transactions in the securities of these issuers during the six months ended June 30, 2007, is as follows:

	Value, beginning of period	Purchases	Sales Proceeds	Value, end of period	Dividend Income	Realized Gains Distributions
Destination Retirement Income Fund						
Aggressive Growth Fund, Class S	$ 41,937	$ 3,851,747	$ 159,530	$ 3,876,171	$ -	$ -
Blue Chip Growth Fund, Class S	54,370	2,689,487	33,706	2,933,790	-	-
Capital Appreciation Fund, Class S*	34,102	1,610,313	31,554	1,727,601	-	-
Core Bond Fund, Class S*	50,557,393	2,840,826	10,501,337	43,289,297	-	-
Diversified Bond Fund, Class S*	42,736,493	2,315,081	11,960,802	33,541,261	-	-
Diversified International Fund, Class S	124,016	4,238,324	133,539	4,776,451	-	-
Diversified Value Fund, Class S	186,943	3,391,507	69,086	3,737,862	-	-
Emerging Growth Fund, Class S	713,449	202,432	60,975	961,050	-	-
Enhanced Index Growth Fund, Class S*	938,886	6,383,211	34,811	7,448,031	-	-
Enhanced Index Value Fund, Class S*	444,405	10,025,703	281,619	10,690,856	-	-
Focused Value Fund, Class S	5,679,171	1,618,993	309,046	7,647,389	-	-
Fundamental Value Fund, Class S	3,964,061	1,220,377	326,995	5,204,975	-	-
Growth Equity Fund, Class S	15,770,224	-	10,375,237	5,844,676	-	-
Inflation-Protected Bond Fund, Class S*	52,781,308	3,526,276	11,594,482	45,351,275	-	-
International Equity Fund, Class S*	124,150	4,182,482	110,778	4,580,120	-	-
Large Cap Value Fund, Class S	12,270,259	484,117	10,855,959	1,869,535	-	-
Main Street Small Cap Fund, Class S*	3,927,961	1,473,637	224,613	5,572,847	-	-

	Value, beginning of period	Purchases	Sales Proceeds	Value, end of period	Dividend Income	Realized Gains Distributions
Mid Cap Growth Equity Fund, Class S	$ 1,119,717	$ 337,629	$ 71,071	$ 1,474,872	$ -	$ -
Mid Cap Growth Equity II Fund, Class S	1,682,384	487,142	106,756	2,306,916	-	-
Mid-Cap Value Fund, Class S	2,826,702	809,135	151,188	3,781,768	-	-
Money Market Fund, Class S*	14,136,687	1,037,485	3,992,825	11,181,347	281,991	-
Overseas Fund, Class S	14,188,387	2,288,573	7,196,810	9,859,282	-	-
Short-Duration Bond Fund, Class S*	42,306,043	2,332,833	9,026,025	36,481,872	-	-
Small Cap Core Equity Fund, Class S	1,698,923	627,165	90,049	2,273,131	-	-
Small Cap Growth Equity Fund, Class S	704,408	211,436	38,664	956,102	-	-
Small Cap Value Equity Fund, Class S	1,416,279	307,617	73,351	1,711,862	-	-
Small Company Growth Fund, Class S	1,304,137	412,127	78,459	1,812,590	-	-
Small Company Value Fund, Class S	1,404,486	418,039	73,351	1,837,092	-	-
Strategic Income Fund, Class S*	7,868,327	2,790,166	605,144	10,441,311	-	-
Value Fund, Class S*	19,096	447,939	15,446	501,160	-	-
Totals	**$281,024,704**	**$62,561,799**	**$78,583,208**	**$273,672,492**	**$281,991**	**$ -**

	Value, beginning of period	Purchases	Sales Proceeds	Value, end of period	Dividend Income	Realized Gains Distributions
Destination Retirement 2010 Fund						
Aggressive Growth Fund, Class S	$ 42,409	$ 3,594,503	$ 89,234	$ 3,678,318	$ -	$ -
Blue Chip Growth Fund, Class S	58,425	2,556,067	34,165	2,786,794	-	-
Capital Appreciation Fund, Class S*	43,593	1,515,307	20,499	1,644,482	-	-
Core Bond Fund, Class S*	28,725,271	7,615,618	2,137,440	34,422,448	-	-
Diversified Bond Fund, Class S*	23,589,673	6,670,074	2,542,685	27,966,176	-	-
Diversified International Fund, Class S	88,508	4,437,835	103,293	4,991,107	-	-
Diversified Value Fund, Class S	72,690	2,506,823	46,873	2,687,618	-	-
Emerging Growth Fund, Class S	451,744	198,959	23,838	701,611	-	-
Enhanced Index Growth Fund, Class S*	2,173,381	9,865,550	81,213	12,408,706	-	-
Enhanced Index Value Fund, Class S*	5,802,078	9,383,326	402,675	15,413,590	-	-
Focused Value Fund, Class S	3,595,807	1,633,883	127,476	5,563,493	-	-
Fundamental Value Fund, Class S	5,007,772	1,405,313	1,942,700	4,765,153	-	-
Growth Equity Fund, Class S	15,448,604	-	10,424,277	5,454,281	-	-
Inflation-Protected Bond Fund, Class S*	26,351,680	7,742,613	2,010,841	32,429,174	-	-
International Equity Fund, Class S*	88,646	3,960,938	58,951	4,332,626	-	-

	Value, beginning of period	Purchases	Sales Proceeds	Value, end of period	Dividend Income	Realized Gains Distributions
Large Cap Value Fund, Class S	$ 7,017,866	$ 597,179	$ 5,068,538	$ 2,627,391	$ -	$ -
Main Street Small Cap Fund, Class S*	2,479,432	1,388,847	104,596	4,030,193	-	-
Mid Cap Growth Equity Fund, Class S	1,420,526	604,455	48,065	2,093,674	-	-
Mid Cap Growth Equity II Fund, Class S	2,104,421	917,501	72,095	3,287,689	-	-
Mid-Cap Value Fund, Class S	3,584,424	1,504,688	120,161	5,381,165	-	-
Money Market Fund, Class S*	8,940,430	2,041,299	685,972	10,295,756	196,533	-
Overseas Fund, Class S	12,580,028	2,444,702	5,753,824	9,828,292	-	-
Short-Duration Bond Fund, Class S*	19,620,867	5,346,190	1,466,562	23,943,604	-	-
Small Cap Core Equity Fund, Class S	1,072,333	591,426	44,826	1,639,990	-	-
Small Cap Growth Equity Fund, Class S	445,992	194,891	19,096	676,415	-	-
Small Cap Value Equity Fund, Class S	898,542	310,600	24,555	1,226,506	-	-
Small Company Growth Fund, Class S	737,090	552,597	31,870	1,390,953	-	-
Small Company Value Fund, Class S	891,037	402,966	33,566	1,320,052	-	-
Strategic Income Fund, Class S*	4,566,363	3,158,985	311,883	7,627,682	-	-
Value Fund, Class S*	4,745	504,796	20,172	543,421	-	-
Totals	$177,904,377	$83,647,931	$33,851,941	$235,158,360	$196,533	$ -

	Value, beginning of period	Purchases	Sales Proceeds	Value, end of period	Dividend Income	Realized Gains Distributions
Destination Retirement 2020 Fund						
Aggressive Growth Fund, Class S	$ 36,546,634	$ 3,399,587	$ 19,020,428	$ 22,601,379	$ -	$ -
Blue Chip Growth Fund, Class S	558,357	13,853,040	38,591	15,603,155	-	-
Capital Appreciation Fund, Class S*	356,555	8,001,892	314	8,933,739	-	-
Core Bond Fund, Class S*	73,785,571	6,109,305	7,078,465	73,423,135	-	-
Diversified Bond Fund, Class S*	60,151,563	4,890,059	7,207,910	58,507,625	-	-
Diversified International Fund, Class S	524,732	18,635,772	157,818	21,562,104	-	-
Diversified Value Fund, Class S	423,111	16,028,203	105,541	17,415,473	-	-
Emerging Growth Fund, Class S	1,500,859	509,256	48,698	2,194,383	-	-
Enhanced Index Growth Fund, Class S*	2,268,543	36,295,211	376,856	40,092,078	-	-
Enhanced Index Value Fund, Class S*	18,927,990	24,800,937	818,369	44,876,986	-	-
Focused Value Fund, Class S	11,836,478	2,868,947	197,068	15,919,405	-	-
Fundamental Value Fund, Class S	33,186,946	5,623,108	9,857,083	31,051,427	-	-

	Value, beginning of period	Purchases	Sales Proceeds	Value, end of period	Dividend Income	Realized Gains Distributions
Growth Equity Fund, Class S	$ 43,145,158	$ -	$ 24,749,810	$ 19,854,140	$ -	$ -
Inflation-Protected Bond Fund, Class S*	75,871,733	7,526,550	16,633,661	67,853,329	-	-
International Equity Fund, Class S*	12,000,876	7,218,888	145,865	20,792,512	-	-
Large Cap Value Fund, Class S	36,596,326	2,482,805	22,756,066	17,131,642	-	-
Main Street Small Cap Fund, Class S*	16,551,884	5,390,663	275,879	23,373,286	-	-
Mid Cap Growth Equity Fund, Class S	8,734,543	3,064,711	157,649	12,392,499	-	-
Mid Cap Growth Equity II Fund, Class S	14,022,341	3,464,098	236,461	19,341,914	-	-
Mid-Cap Value Fund, Class S	23,755,783	5,729,007	394,109	31,645,710	-	-
Overseas Fund, Class S	52,936,022	7,508,744	18,402,347	45,163,504	-	-
Short-Duration Bond Fund, Class S*	35,554,538	3,038,461	8,652,396	30,703,854	-	-
Small Cap Core Equity Fund, Class S	7,137,626	2,375,161	118,230	9,551,303	-	-
Small Cap Growth Equity Fund, Class S	1,481,756	493,790	29,595	2,115,624	-	-
Small Cap Value Equity Fund, Class S	2,979,312	546,306	49,260	3,610,059	-	-
Small Company Growth Fund, Class S	2,977,782	1,010,587	49,260	4,348,735	-	-
Small Company Value Fund, Class S	2,954,424	1,038,458	50,048	4,129,482	-	-
Strategic Income Fund, Class S*	13,776,905	2,220,192	451,779	16,136,107	-	-
Value Fund, Class S*	178,981	3,121,136	67,084	3,588,152	-	-
Totals	$590,723,329	$197,244,874	$138,126,640	$683,912,741	$ -	$ -

	Value, beginning of period	Purchases	Sales Proceeds	Value, end of period	Dividend Income	Realized Gains Distributions
Destination Retirement 2030 Fund						
Aggressive Growth Fund, Class S	$ 42,234,220	$ 3,655,605	$ 15,354,230	$ 32,755,964	$ -	$ -
Blue Chip Growth Fund, Class S	1,158,853	18,680,101	135,770	21,046,418	-	-
Capital Appreciation Fund, Class S*	729,889	10,295,008	37,404	11,662,156	-	-
Core Bond Fund, Class S*	19,236,064	1,726,954	3,244,608	17,881,274	-	-
Diversified Bond Fund, Class S*	21,578,742	1,729,100	5,512,507	18,028,030	-	-
Diversified International Fund, Class S	562,401	19,339,610	153,245	22,530,151	-	-
Diversified Value Fund, Class S	851,600	20,935,319	183,245	23,050,999	-	-
Emerging Growth Fund, Class S	19,828,545	-	4,379,462	17,754,664	-	-
Enhanced Index Growth Fund, Class S*	2,987,535	22,389,671	101,587	27,000,506	-	-
Enhanced Index Value Fund, Class S*	17,155,715	8,795,653	485,655	26,663,485	-	-

	Value, beginning of period	Purchases	Sales Proceeds	Value, end of period	Dividend Income	Realized Gains Distributions
Focused Value Fund, Class S	$ 8,697,065	$ 1,676,202	$ 135,128	$ 11,274,129	$ -	$ -
Fundamental Value Fund, Class S	40,490,196	6,253,169	8,033,289	41,725,637	-	-
Growth Equity Fund, Class S	46,570,456	-	22,448,978	25,697,795	-	-
Inflation-Protected Bond Fund, Class S*	34,369,827	3,735,296	12,639,427	26,008,646	-	-
International Equity Fund, Class S*	13,784,435	7,148,477	608,590	22,283,719	-	-
Large Cap Value Fund, Class S	37,782,629	2,452,052	18,601,482	22,869,559	-	-
Main Street Small Cap Fund, Class S*	15,253,602	3,475,324	234,658	20,099,386	-	-
Mid Cap Growth Equity Fund, Class S	456,028	2,910,900	235,049	3,238,610	-	-
Mid Cap Growth Equity II Fund, Class S	12,911,970	2,455,181	996,189	16,190,054	-	-
Mid-Cap Value Fund, Class S	17,536,356	3,302,508	262,088	22,461,261	-	-
Overseas Fund, Class S	55,759,632	4,799,213	19,404,467	44,325,034	-	-
Short Duration Bond Fund, Class S*	4,374,550	510,379	716,105	4,262,824	-	-
Small Cap Core Equity Fund, Class S	203,330	3,470,707	26,403	3,703,563	-	-
Small Cap Growth Equity Fund, Class S	57,034	1,447,172	74,441	1,520,494	-	-
Small Cap Value Equity Fund, Class S	171,870	4,935,675	52,687	5,299,010	-	-
Small Company Growth Fund, Class S	157,667	2,379,288	128,870	2,588,733	-	-
Small Company Value Fund, Class S	13,353,769	831,776	5,517,712	9,103,162	-	-
Strategic Income Fund, Class S*	7,152,360	3,576,330	335,584	10,777,954	-	-
Value Fund, Class S*	92,656	4,205,099	143,217	4,681,305	-	-
Totals	$435,498,996	$167,111,769	$120,182,077	$516,484,522	$ -	$ -

	Value, beginning of period	Purchases	Sales Proceeds	Value, end of period	Dividend Income	Realized Gains Distributions
Destination Retirement 2040 Fund						
Aggressive Growth Fund, Class S	$ 27,178,392	$ 1,695,516	$ 8,977,500	$ 21,366,539	$ -	$ -
Blue Chip Growth Fund, Class S	893,742	11,514,098	177,414	13,082,990	-	-
Capital Appreciation Fund, Class S*	497,611	7,632,932	76,130	8,590,315	-	-
Core Bond Fund, Class S*	1,474,911	281,777	97,936	1,670,210	-	-
Diversified Bond Fund, Class S*	1,475,419	282,368	103,419	1,670,146	-	-
Diversified International Fund, Class S	447,400	12,160,397	209,154	14,196,410	-	-
Diversified Value Fund, Class S	771,377	14,322,964	247,397	15,866,864	-	-
Emerging Growth Fund, Class S	13,012,975	-	3,710,318	10,740,996	-	-

	Value, beginning of period	Purchases	Sales Proceeds	Value, end of period	Dividend Income	Realized Gains Distributions
Enhanced Index Growth Fund, Class S*	$ 5,390,003	$11,355,739	$ 415,438	$ 17,535,531	$ -	$ -
Enhanced Index Value Fund, Class S*	13,684,190	2,980,203	506,954	16,929,101	-	-
Focused Value Fund, Class S	4,794,073	746,777	135,086	5,972,881	-	-
Fundamental Value Fund, Class S	27,430,569	3,464,771	4,387,111	28,673,861	-	-
Growth Equity Fund, Class S	29,542,422	-	14,283,739	16,271,145	-	-
Inflation-Protected Bond Fund, Class S*	2,379,022	346,801	181,425	2,575,217	-	-
International Equity Fund, Class S*	10,029,918	4,604,055	1,691,890	14,243,224	-	-
Large Cap Value Fund, Class S	25,951,783	5,198,079	12,300,023	15,649,834	-	-
Main Street Small Cap Fund, Class S*	8,438,484	1,650,606	323,197	10,637,359	-	-
Mid Cap Growth Equity Fund, Class S	346,311	1,746,913	111,660	2,055,849	-	-
Mid Cap Growth Equity II Fund, Class S	7,118,806	1,089,030	500,953	8,719,474	-	-
Mid-Cap Value Fund, Class S	12,158,315	1,823,656	326,286	14,946,963	-	-
Overseas Fund, Class S	35,624,109	2,156,648	11,981,699	27,886,565	-	-
Small Cap Core Equity Fund, Class S	147,712	2,000,256	45,694	2,133,942	-	-
Small Cap Growth Equity Fund, Class S	87,753	914,095	27,474	1,042,323	-	-
Small Cap Value Equity Fund, Class S	166,726	3,960,834	67,028	4,264,735	-	-
Small Company Growth Fund, Class S	147,972	1,627,790	76,595	1,840,695	-	-
Small Company Value Fund, Class S	10,289,593	448,220	4,175,753	6,905,830	-	-
Strategic Income Fund, Class S*	1,961,334	281,494	92,075	2,229,196	-	-
Value Fund, Class S*	78,534	2,960,749	120,506	3,304,988	-	-
Totals	$241,519,456	$97,246,768	$65,349,854	$291,003,183	$ -	$ -

* *MassMutual Premier Funds*

8. New Accounting Pronouncements

In September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 determines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the Funds' financial statement disclosures.

9. Proxy Voting (Unaudited)

A description of the policies and procedures that each Fund's investment adviser and sub-advisers use to vote proxies relating to the Fund's portfolio securities is available, without charge, upon request, by calling 1-888-309-3539, and on the Securities and Exchange Commission's website at http://www.sec.gov.

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available, without charge, upon request, on the MassMutual website at http://www.massmutual.com/retire and on the Securities and Exchange Commission's website at http://www.sec.gov.

10. Quarterly Reporting (Unaudited)

The Funds file their complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Funds' Forms N-Q are available on the SEC website at http://www.sec.gov. The Funds' Forms N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

11. Trustees' Approval of Investment Advisory Contracts (Unaudited)

At Contract Committee meetings held on January 30, 2007 and February 27, 2007 and a Board meeting held on February 27, 2007, the Board of Trustees of the Trust (the "Board"), including the Trustees who are not "interested persons" (as such term is defined in the 1940 Act) of the Trust, the Adviser or Sub-Advisers (the "Independent Trustees"), approved the existing Advisory Agreement for the Emerging Growth Fund and the existing Advisory Agreements and Sub-Advisory Agreements (collectively, the "Contracts") for each of the Strategic Bond Fund, Strategic Balanced Fund, Diversified Value Fund, Fundamental Value Fund, Value Equity Fund, Large Cap Value Fund, Indexed Equity Fund, Blue Chip Growth Fund, Large Cap Growth Fund, Growth Equity Fund, Aggressive Growth Fund, OTC 100 Fund, Focused Value Fund, Small Company Value Fund, Mid Cap Growth Equity Fund, Mid Cap Growth Equity II Fund, Small Cap Growth Equity Fund, Small Company Growth Fund, Overseas Fund, Destination Retirement Income Fund, Destination Retirement 2010 Fund, Destination Retirement 2020 Fund, Destination Retirement 2030 Fund and Destination Retirement 2040 Fund (each a "Fund" and collectively, the "Funds"). Approval was not needed for the Sub-Advisory Agreements with Delaware Management Company ("DMC") for the Aggressive Growth Fund and with ClearBridge Advisors, LLC ("Clearbridge") for the Strategic Balanced Fund because these agreements were approved in August 2006 and November 2006, respectively, for an initial two-year period. In preparation for the meetings, the Trustees requested, and the Adviser and Sub-Advisers provided in advance of the meetings, certain materials relevant to the consideration of the Contracts.

At the meeting held on January 30, 2007, the Trustees' independent counsel reviewed with all of the Independent Trustees (who comprise the Contract Committee (the "Committee")) the requirement under the 1940 Act that the Trustees, including a majority of the Independent Trustees, consider annually the continuation of the Funds' Contracts. In advance of the meeting, the Committee received a memorandum, prepared by independent counsel, addressing the Committee's duties and responsibilities in approving the Contracts, including identification of types of information relevant to such consideration. The Trustees' independent counsel reviewed the memorandum and the role of the Independent Trustees in renewing the Contracts, including, among other things, (i) the nature of the Trustees' responsibilities and factors the Trustees are entitled or required to consider in this regard, (ii) the enhanced disclosure requirements relating to the Board's approval of the Contracts, and (iii) recent mutual fund fee litigation.

In addition, the Committee received in advance of the meeting (i) a memorandum from the Adviser discussing the nature and quality of the services it provides as investment manager to the Funds, (ii) a profitability analysis prepared by the Adviser, and (iii) a fee study report (the "Third-Party Report") with respect to each Fund prepared by an independent third-party vendor (the "Third-Party"). The Third-Party Report provided detailed comparative fee, expense and performance information for each Fund to assist the Committee in its evaluation of the Contracts.

Representatives of the Adviser ("Management") gave a presentation which provided an overview of the nature and quality of services provided by the Adviser to the Funds. This presentation included a discussion of the Adviser's operations and capabilities. A representative of the Third-Party was present for a portion of the meeting and made a presentation to the Committee with respect to the Third-Party Report.

The Committee then reviewed, and considered separately for each Fund, the detailed information presented in the Third-Party Report regarding (i) Fund expenses including, among other things, both the Fund's advisory fee and total net expense ratios versus its expense group and expense universe; and

(ii) the Fund's relative performance (over various time periods versus its performance group, performance universe and benchmark index, taking into account the Fund's strategy).

For Funds whose total net expenses ranked in the fourth or fifth quintile of their respective expense group, Management noted a number of factors for the Committee to consider in addition, such as (i) the rankings of a number of the Funds improved when compared against the larger expense universe; (ii) the investment advisory fees of a couple of the Funds ranked in one of the top three quintiles; (iii) a number of Funds experienced above average performance; and (iv) for one Fund, the absolute difference between the Fund's total expenses and the median of those in its expense group was small. Management also noted those Funds for which a fee waiver had previously been implemented.

When considering the performance of those Funds whose three-year total return placed in the fourth or fifth quintile of their respective performance universes, the Committee reviewed each Fund's absolute performance and relative performance over various periods of time versus its performance group, performance universe and the Third-Party benchmark index. Management described (i) actions that had been taken or were proposed to be taken to improve performance; or (ii) why it considered the performance to be acceptable based on the Fund's investment strategy or risk profile. For example, Management reviewed the sub-adviser and/or portfolio changes that had been made or were being considered with respect to certain of the Funds in order to improve performance. Management noted, among other things, that over the past year it had replaced Fidelity Management & Research Company ("Fidelity") with T. Rowe Price Associates, Inc. ("T. Rowe Price") as the sub-adviser to the Blue Chip Growth Fund and RS Investment Management, L.P. ("RS") with DMC and Insight Capital Research & Management, Inc. ("Insight Capital") as co-sub-advisers to the Emerging Growth Fund. Management also noted that it was considering various courses of action to address the continued underperformance by Grantham, Mayo, Van Otterloo & Co. LLC ("GMO"), the sub-adviser to the Growth Equity Fund, and that it had begun rebalancing the underlying funds in the Destination Retirement Funds, which would be further discussed at the February meeting of the Board. In a number of cases, Management pointed out differences between a Fund's strategy and risk profile versus those in the Third-Party peer group to which the Fund is compared and explained why it believed the Fund's absolute and/or relative performance was acceptable, taking into account the Fund's risk profile, investment strategy and/or prevailing market conditions. In addition, Management noted, with respect to certain of the Funds, recent improvement in performance in the one-year performance time period.

In conjunction with its review of the Third-Party Report, the Committee also reviewed and considered information included in the materials concerning economies of scale and profitability of the Adviser's relationship with the various Funds, including: (i) a description of the revenue (including management fees and administrative service fees, as applicable) and expense allocation methodology employed by the Adviser; and (ii) profitability information for the Funds, and each Fund individually, which included a sensitivity analysis for those Funds without breakpoints of the expected level of profitability assuming increased Fund assets of $100 million and $250 million. The discussions and consideration included the intangible benefits derived by the Adviser and its affiliates resulting from their relationships with the Funds and the so-called "fallout benefits" to the Adviser, such as any reputational value derived from serving as investment adviser to the Funds. It was noted that the Select Funds do not have breakpoints as the advisory fee is established at the time of a Fund's introduction based upon a mature fund projection.

The Committee next considered the materials provided by the Adviser in advance of the Meeting and information discussed with Management at the Meeting relating to the Adviser and the nature, scope and quality of services the Adviser provides to the Funds. The Committee noted the fact that the Adviser delegates substantially all responsibility for furnishing a continuous investment program for the Funds, and making investment decisions with respect to a Fund's assets, to the relevant Sub-Advisers. The Committee reviewed the Adviser's ability to provide investment oversight, administrative and shareholder services to the Funds. The Committee also considered the experience and qualifications of

the personnel of the Adviser that perform, or oversee the performance of, the services provided to the Funds and the needs of the Funds for administrative and shareholder services.

The Committee also considered, and discussed with Management, among other things: (i) the ability of the Adviser to monitor the operations and performance of each Fund's Sub-Adviser; (ii) the financial condition, stability and business strategy of the Adviser; (iii) the ability of the Adviser with respect to regulatory compliance and the ability to monitor compliance with the investment policies of the Funds; (iv) the profitability of the Adviser; (v) possible economies of scale; and (vi) any conditions affecting the Adviser's future provision of high quality services to the Funds.

The Committee discussed with Management and considered a wide range of information about, among other things: (i) each Sub-Adviser and its personnel with responsibilities for providing services to the respective Fund; (ii) the terms of the Sub-Advisory Agreements; (iii) the scope and quality of services provided to each Fund under the Sub-Advisory Agreements; and (iv) the fees payable to each Sub-Adviser by the Adviser. The Committee also noted that each Sub-Adviser may receive research services from brokers in connection with portfolio securities transactions for the Funds and that research services furnished by brokers through which the Funds effect securities transactions may be used by the Sub-Adviser in advising other accounts that it advises; and that, conversely, research services furnished to a Sub-Adviser in connection with other accounts each Sub-Adviser advises may be used by the Sub-Adviser in advising the Funds.

Prior to the votes being taken to approve the Contracts, the Committee met separately in executive session to discuss the appropriateness of such contracts. In its deliberation with respect to these matters, the Committee was advised by its independent legal counsel. The Committee weighed the foregoing matters in light of the advice given to it by its independent legal counsel as to the law applicable to the review of investment advisory contracts. In arriving at a decision, the Committee did not identify any single matter as all-important or controlling. The foregoing summary does not detail all of the matters considered.

After its deliberation, the Committee indicated that it was prepared to recommend approval of the Contracts for each of the Funds, with the exception of the Indexed Equity Fund, OTC 100 Fund, Blue Chip Growth Fund and Growth Equity Fund, for which it requested additional information. The Committee requested that this information be provided at the February 27, 2007 meeting.

As to the Strategic Bond Fund, Strategic Balanced Fund, Diversified Value Fund, Fundamental Value Fund, Value Equity Fund, Large Cap Value Fund, Large Cap Growth Fund, Aggressive Growth Fund, Focused Value Fund, Small Company Value Fund, Mid Cap Growth Equity Fund, Mid Cap Growth Equity II Fund, Small Cap Growth Equity Fund, Small Company Growth Fund, Emerging Growth Fund, Overseas Fund, Destination Retirement Income Fund, Destination Retirement 2010 Fund, Destination Retirement 2020 Fund, Destination Retirement 2030 Fund and Destination Retirement 2040 Fund the Committee concluded that: (i) overall, it was satisfied with the nature, extent and quality of services provided, and expected to be provided in the future, under the Contracts, including the level of the Adviser's oversight of the Funds and the sub-advisory process; (ii) the Adviser's level of profitability from its relationship to the various Funds was not excessive and that the advisory fees payable under the Contracts, and the Funds' total expenses, were fair and reasonable; (iii) the investment processes, research capabilities and philosophies of each Sub-Adviser are well suited to each Fund, given their investment objective and policies; (iv) either the relative or absolute performance of a Fund (in each case, taking into account the applicable investment strategy and risk profile of the Fund), or the steps the Adviser has proposed to be taken to remedy any underperformance of the Fund, are sufficient to warrant continuation of the Contract for each of the Funds; and (v) the terms of the Contracts are fair and reasonable with respect to each Fund and are in the best interests of each Fund's shareholders. In arriving at a decision to recommend approval of these Contracts to the Board, the Committee did not identify any single matter as all-important or controlling. The foregoing summary does not detail all of the matters considered.

At its meeting on February 27, 2007, the Committee discussed the Indexed Equity Fund, OTC 100 Fund, Blue Chip Growth Fund and Growth Equity Fund in more detail. Management first reviewed with the Committee a memorandum prepared and provided to the Committee in advance of the meeting, which responded to the Committee's request for more information regarding these Funds. Management then discussed the Blue Chip Growth Fund and reminded the Committee that the Fund has (i) a contractual advisory fee and total expenses that are competitive in both the Third-Party Report's defined peer expense group and expense universe and (ii) strong one-year performance that resulted from the sub-adviser change that was made last year from Fidelity to T. Rowe Price. Management noted that the Fund's administrative fee reflects a complicated history relating to the Fund's pricing structure at its inception, which Management explained to the Committee, and the Adviser's more recent decision to waive a portion of the management fee rather than a portion of the administrative fee. Management referred the Committee to the memorandum for additional detail.

Next, Management discussed the Indexed Equity Fund. Management noted that the Committee had questioned the Fund's performance given that the Fund's total expenses were only two basis points above the peer group median. Management stated that it had analyzed the Fund's performance and concluded that the Fund's performance on a gross basis was in-line with the index, which meant that Northern Trust Investments, N.A. ("Northern Trust") had been managing the portfolio to expectations. Management explained that the reason for the discrepancy between the Fund's one-year expense ranking and the Fund's one-year performance ranking appeared to be due to the following factors: (i) NAV rounding; (ii) timing of expense reimbursement; (iii) tracking error; and (iv) cash flows. Management stated that it would not expect the same discrepancy next year given the Fund's current pricing.

Next, Management discussed the OTC 100 Fund, and noted that the Committee had questioned the Fund's relative performance as compared against the Third-Party Report's defined peer group and peer universe. Management reminded the Committee that the OTC 100 Fund is an index fund that is intended to match the NASDAQ 100 Index gross of fees and that the Fund's Sub-Adviser, Northern Trust, has managed the Fund's portfolio consistent with this mandate. Management also emphasized that, as the Third-Party originally noted at the January 30, 2007 meeting, the construction of the peer group and peer universe for this Fund was challenging because there were so few funds with this particular mandate. As a result, the Third-Party compared this Fund with funds with dissimilar investment mandates, creating a non-meaningful performance comparison. Management indicated that it is the opinion of the Adviser that the more appropriate comparison would be to measure the Fund's performance versus that of the Index. The performance of the OTC 100 Fund was in line with the Index gross of fees, and the Sub-Adviser's tracking error actually helped the Funds' performance.

Lastly, Management discussed the Growth Equity Fund. Management stated that at the January 30, 2007 meeting, the Committee expressed a concern regarding the performance of this Fund, which ranked in the fifth quintile for the one-, three-, and five-year periods. Management explained that although the Fund had outperformed the Russell 1000 Growth Index since inception in 1999, the one, three-, and five-year performance is uncompetitive, mostly due to GMO's challenging performance since it was hired in May 2004. Management stated that as a result of GMO's continued underperformance, the Adviser (i) has expanded its large cap growth search to include other managers that focus on high quality growth stocks; (ii) was evaluating all options, including replacing GMO, in whole or in part; and (iii) anticipated completing its due diligence and making a recommendation for the Board at a meeting in the near future. It was noted that GMO is one of the premier asset managers in the country and generally in very high demand by investors. It was also noted that GMO had experienced a period of relative underperformance in recent years, not due to a lack of investment expertise or diligence, but apparently due to its generally bearish view of equity markets, in particular, the U.S. equity markets.

Prior to the votes being taken to approve the Contracts for these four Funds, the Committee met separately in executive session to discuss the appropriateness of such Contracts. In its deliberation with respect to these matters, the Committee was advised by its independent legal counsel. The Committee weighed the foregoing matters in light of the advice given to it by its independent legal counsel as to the review of investment advisory contracts. The Committee considered the additional information that had been presented and determined, on the basis of that information, to recommend for approval to the Board the Contracts for the Indexed Equity Fund, OTC 100 Fund, Blue Chip Growth Fund and Growth Equity Fund. In arriving at a decision, the Committee did not identify any single matter as all-important or controlling. The foregoing summary does not detail all of the matters considered.

At the Board meeting on February 27, 2007, the Board, including the Independent Trustees, also approved the Contracts for each of the Strategic Bond Fund, Strategic Balanced Fund, Diversified Value Fund, Fundamental Value Fund, Value Equity Fund, Large Cap Value Fund, Indexed Equity Fund, Blue Chip Growth Fund, Large Cap Growth Fund, Growth Equity Fund, Aggressive Growth Fund, OTC 100 Fund, Focused Value Fund, Small Company Value Fund, Mid Cap Growth Equity Fund, Mid Cap Growth Equity II Fund, Small Cap Growth Equity Fund, Small Company Growth Fund, Emerging Growth Fund, Overseas Fund, Destination Retirement Income Fund, Destination Retirement 2010 Fund, Destination Retirement 2020 Fund, Destination Retirement 2030 Fund and Destination Retirement 2040 Fund.

At a special meeting held on June 28, 2006, the Trustees, including the Independent Trustees, approved the termination of the existing Sub-Advisory Agreement with RS for the Emerging Growth Fund and approved the Adviser's entering into interim sub-advisory agreements (the "Interim Sub-Advisory Agreements") with DMC and Insight Capital. At a meeting held on August 7, 2006, the Trustees, including the Independent Trustees, approved new sub-advisory agreements (the "New Sub-Advisory Agreements") with DMC and Insight Capital for the Emerging Growth Fund.

The Trustees considered, among others, the following factors in reaching this decision: (i) the RS emerging growth strategy had transitioned to become more conservative than when the firm was first hired in 2000; (ii) performance of the strategy under RS' management was no longer consistent with an emerging growth mandate; and (iii) RS announced in May that it intended to sell a 65% ownership position in the firm to Guardian Life Insurance Company of America in a deal expected to close during the second half of 2006, bringing into question the future alignment of interests of investors and management.

After arriving at the decision to replace RS as sub-adviser of the Fund, the Trustees determined that it would be appropriate to find another sub-adviser that invested in a small capitalization emerging growth style. After careful consideration, the Trustees determined that it would be appropriate to hire two sub-advisers, and that DMC and Insight Capital would provide an improvement over the incumbent RS.

In coming to this recommendation, the Trustees considered a wide range of information of the type they regularly consider when determining whether to continue a Fund's Sub-Advisory Agreement as in effect from year to year. The Trustees considered information about, among other things: DMC and Insight Capital and their personnel (including particularly those personnel with responsibilities for providing services to the Fund), resources and investment process; the terms of the relevant advisory agreements (in this case, the Interim Sub-Advisory Agreements); the scope and quality of the services that DMC and Insight Capital would provide to the Fund; the investment performance of DMC and Insight Capital and of similar funds sub-advised by other sub-advisers; the advisory fee rates payable to DMC and Insight Capital by the Adviser and by other funds and client accounts managed or sub-advised by DMC and Insight Capital, and payable by similar funds managed by other advisers; and DMC's and Insight Capital's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, and the brokers' and dealers' provision of brokerage and research services to DMC and Insight Capital. The Trustees did not generally review the

profitability of the Sub-Advisers based on the fact that the sub-advisory fees were paid by the Adviser and on the conclusion that, accordingly, the sub-advisory fees were being negotiated at arm's length.

Based on the foregoing, the Trustees concluded that the investment processes, research capabilities and philosophies of DMC and Insight Capital would be well suited to the Fund, given its investment objectives and policies.

Following their review, the Trustees determined that the terms of the Interim Sub-Advisory Agreements were fair and reasonable and were in the best interest of the Fund's shareholders. The Trustees, including the Independent Trustees, voted to approve, on June 28, 2006, the Interim Sub-Advisory Agreements for the Fund. On August 7, 2006, the Trustees, including the Independent Trustees, unanimously voted to approve the New Sub-Advisory Agreements for the Fund.

Prior to the votes being taken to approve both the Interim Sub-Advisory Agreements and New Sub-Advisory Agreements, the Independent Trustees were advised by their independent legal counsel. Prior to the votes being taken to approve the New Sub-Advisory Agreements, the Independent Trustees met separately in executive session to discuss the appropriateness of such contracts. The Independent Trustees weighed the foregoing matters in light of the advice given to them by their independent legal counsel as to the law applicable to the review of investment advisory contracts. In arriving at a decision, the Trustees, including the Independent Trustees, did not identify any single matter as all-important or controlling. The foregoing summary does not detail all of the matters considered.

The New Sub-Advisory Agreements with DMC and Insight Capital for the Emerging Growth Fund became effective on August 7, 2006.

At a meeting held on November 6, 2006, the Trustees, including the Independent Trustees, approved a new Investment Sub-Advisory Agreement (the "New Sub-Advisory Agreement") with ClearBridge for the Strategic Balanced Fund.

The Trustees considered, among others, the following factors in reaching this decision: (i) Legg Mason, Inc. ("Legg Mason") had purchased substantially all of Citigroup Inc.'s worldwide asset management business on December 1, 2005, including Salomon Brothers Asset Management Inc. ("SaBAM"), the Fund's current sub-adviser; (ii) as part of an internal reorganization following the acquisition, Legg Mason intended to combine the equity investment operations of certain of its subsidiaries, including SaBAM and, in conjunction with this reorganization, SaBAM changed its name to ClearBridge Asset Management Inc. on October 1, 2006; (iii) the portfolio managers of ClearBridge Asset Management Inc. were dual officers of both ClearBridge Asset Management Inc. and ClearBridge and the compliance policies and procedures were the same for both entities; (iv) the portfolio managers performing the Fund's day-to-day management would not be changing; and (v) other than the "name change," the New Sub-Advisory Agreement would be virtually identical to the existing agreement in place with ClearBridge Asset Management Inc.

The Trustees, including the Independent Trustees, unanimously voted to approve, on November 6, 2006, the New Sub-Advisory Agreement for the Fund. Prior to a vote being taken to approve the New Sub-Advisory Agreement, the Independent Trustees met separately in executive session to discuss the appropriateness of the agreement. In their deliberations with respect to these matters, the Independent Trustees were advised by their independent legal counsel. The Independent Trustees weighed the foregoing matters in light of the advice given to them by their independent legal counsel as to the law applicable to the review of investment advisory contracts. In arriving at a decision, the Trustees, including the Independent Trustees, did not identify any single matter as all-important or controlling. The foregoing summary does not detail all of the matters considered.

The New Sub-Advisory Agreement with Clearbridge for the Strategic Balanced Fund took effect on November 15, 2006.

At their meetings on August 7, 2006 and May 9, 2007, respectively, the Board, including the Independent Trustees, approved amended Sub-Advisory Agreements ("Amended Sub-Advisory Agreements") with AllianceBernstein, L.P. ("AllianceBernstein") and Fidelity for the Large Cap Growth Fund and the Value Equity Fund, respectively. Under the Amended Sub-Advisory Agreements, a modification would be made to each investment sub-advisory fee, whereby the sub-advisory fees paid to AllianceBernstein and Fidelity, respectively, would decrease.

In approving the Amended Sub-Advisory Agreements, the Trustees discussed with Management and considered a wide range of information about, among other things: (i) each Sub-Adviser and its personnel with responsibilities for providing services to the respective Fund; (ii) the terms of the Amended Sub-Advisory Agreements; (iii) the scope and quality of the services provided to each Fund under the Amended Sub-Advisory Agreements; and (iv) the fees payable to the Sub-Advisers by the Adviser. The Trustees were informed that the sub-advisory fees were negotiated at arm's length. The Trustees were also informed that the Sub-Advisers might receive research services from brokers in connection with portfolio securities transactions for the Funds and that research services furnished by brokers through whom the Funds effect securities transactions may be used by the sub-advisers in advising other accounts that they advise. Conversely, research services furnished to the Sub-Advisers in connection with other accounts the Sub-Advisers advise may be used by the Sub-Advisers in advising the Funds.

Based on the foregoing, the Trustees concluded that (i) the Adviser's level of profitability from its relationship to the Funds was not excessive and that the sub-advisory fee amounts under the Amended Sub-Advisory Agreements were fair and reasonable; (ii) overall, the Trustees were satisfied with the nature, extent and quality of services provided, and expected to be provided in the future, under the Amended Sub-Advisory Agreements; (iii) the investment processes, research capabilities and philosophies of the Sub-Advisers would be well suited to the Funds, given each Fund's investment objective and policies; and (iv) the terms of the Amended Sub-Advisory Agreements are fair and reasonable with respect to the Funds and are in the best interest of each Fund's shareholders. After carefully considering the information summarized above, the Trustees, including the Independent Trustees voting separately, unanimously voted to approve the Amended Sub-Advisory Agreements.

Prior to the votes being taken to approve the Amended Sub-Advisory Agreements, the Independent Trustees met separately in executive session to discuss the appropriateness of such contracts. In their deliberation with respect to these matters, the Independent Trustees were advised by their independent legal counsel. The Independent Trustees weighed the foregoing matters in light of the advice given to them by their independent legal counsel as to the law applicable to the review of investment advisory contracts. In arriving at a decision, the Independent Trustees did not identify any single matter as all-important or controlling. The foregoing summary does not detail all of the matters considered.

The Amended Sub-Advisory Agreement with AllianceBernstein for the Large Cap Growth Fund took effect on August 7, 2006. The Amended Sub-Advisory Agreement with Fidelity for the Value Equity Fund took effect retroactively to March 1, 2007.

Fund Expenses *June 30, 2007*

Expense Examples:	The following information is in regards to expenses for the six months ended June 30, 2007:

As a shareholder of the Funds, you may incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments or redemptions; and (2) ongoing costs, including management fees, distribution and/or service (12b-1) fees; and other Fund expenses. These examples are intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds.

These examples are based on an investment of $1,000 invested for the six months ended June 30, 2007.

Actual Expenses:	The first line of each table on the following pages provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Operating Expenses Incurred" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes:	The second line of each table on the following pages provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads). Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

The Funds incur ongoing operating expenses during the normal course of business, such as management fees, shareholder service fees and other expenses. The following tables, assuming a $1,000 investment in a class of shares, disclose the ending account value and operating expenses incurred for the six months ended June 30, 2007, based on, (1) the classes' actual return and actual expenses, and (2) a hypothetical annualized 5% return and the classes' actual expenses:

Strategic Bond Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$ 999.00	$4.93
2) Hypothetical	1,000.00	1,019.73	4.98

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.00%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,000.00	$3.70
2) Hypothetical	1,000.00	1,020.96	3.74

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.75%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,000.00	$3.45
2) Hypothetical	1,000.00	1,021.21	3.49

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.70%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,001.00	$3.21
2) Hypothetical	1,000.00	1,021.45	3.24

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.65%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$ 997.00	$6.40
2) Hypothetical	1,000.00	1,018.25	6.47

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.30%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Strategic Balanced Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,035.90	$6.17
2) Hypothetical	1,000.00	1,018.59	6.12

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.23%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,036.70	$4.92
2) Hypothetical	1,000.00	1,019.82	4.88

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.98%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,038.40	$4.17
2) Hypothetical	1,000.00	1,020.56	4.14

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.83%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,038.40	$3.92
2) Hypothetical	1,000.00	1,020.81	3.89

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.78%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Other Information (Unaudited) *(Continued)*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,034.20	$7.67
2) Hypothetical	1,000.00	1,017.11	7.61

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.53%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Diversified Value Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,059.60	$5.48
2) Hypothetical	1,000.00	1,019.33	5.38

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.08%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,060.20	$4.01
2) Hypothetical	1,000.00	1,020.76	3.94

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.79%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,061.70	$3.46
2) Hypothetical	1,000.00	1,021.30	3.39

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.68%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,062.40	$2.95
2) Hypothetical	1,000.00	1,021.80	2.89

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.58%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,057.30	$7.05
2) Hypothetical	1,000.00	1,017.80	6.92

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.39%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Fundamental Value Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,083.90	$6.32
2) Hypothetical	1,000.00	1,018.59	6.12

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.23%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,085.20	$5.04
2) Hypothetical	1,000.00	1,019.82	4.88

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.98%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,085.80	$4.27
2) Hypothetical	1,000.00	1,020.56	4.14

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.83%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,086.60	$4.06
2) Hypothetical	1,000.00	1,020.76	3.94

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.79%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,082.80	$7.86
2) Hypothetical	1,000.00	1,017.11	7.61

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.53%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Value Equity Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,075.50	$6.65
2) Hypothetical	1,000.00	1,018.25	6.47

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.30%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,077.40	$5.38
2) Hypothetical	1,000.00	1,019.48	5.23

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.05%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,077.90	$4.61
2) Hypothetical	1,000.00	1,020.22	4.48

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.90%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,077.00	$4.35
2) Hypothetical	1,000.00	1,020.47	4.23

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.85%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,073.30	$8.18
2) Hypothetical	1,000.00	1,016.77	7.96

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.60%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Large Cap Value Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,067.80	$6.37
2) Hypothetical	1,000.00	1,018.49	6.22

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.25%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,069.90	$5.10
2) Hypothetical	1,000.00	1,019.73	4.98

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.00%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,070.50	$4.34
2) Hypothetical	1,000.00	1,020.47	4.23

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.85%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,071.20	$3.88
2) Hypothetical	1,000.00	1,020.91	3.79

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.76%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,066.90	$7.90
2) Hypothetical	1,000.00	1,017.01	7.71

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.55%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Indexed Equity Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,066.00	$3.31
2) Hypothetical	1,000.00	1,021.45	3.24

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.65%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,068.10	$2.04
2) Hypothetical	1,000.00	1,022.68	1.99

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.40%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,067.10	$2.29
2) Hypothetical	1,000.00	1,022.44	2.24

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.45%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,067.20	$2.14
2) Hypothetical	1,000.00	1,022.59	2.09

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.42%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Z

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,068.70	$1.02
2) Hypothetical	1,000.00	1,023.67	1.00

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.20%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,065.10	$4.84
2) Hypothetical	1,000.00	1,019.97	4.73

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.95%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Core Opportunities Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,081.20	$6.93
2) Hypothetical	1,000.00	1,018.00	6.72

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.35%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,082.00	$5.65
2) Hypothetical	1,000.00	1,019.23	5.48

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.10%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,082.90	$4.88
2) Hypothetical	1,000.00	1,019.97	4.73

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.95%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$ 1083.80	$4.62
2) Hypothetical	1,000.00	1,020.22	4.48

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.90%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,079.40	$8.46
2) Hypothetical	1,000.00	1,016.52	8.20

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.65%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Blue Chip Growth Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,085.10	$6.58
2) Hypothetical	1,000.00	1,018.35	6.37

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.28%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,086.10	$5.30
2) Hypothetical	1,000.00	1,019.58	5.13

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.03%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,087.10	$4.68
2) Hypothetical	1,000.00	1,020.17	4.53

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.91%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,087.80	$4.02
2) Hypothetical	1,000.00	1,020.81	3.89

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.78%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,083.10	$8.12
2) Hypothetical	1,000.00	1,016.87	7.86

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.58%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Large Cap Growth Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,067.80	$6.88
2) Hypothetical	1,000.00	1,018.00	6.72

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.35%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,068.00	$5.61
2) Hypothetical	1,000.00	1,019.23	5.48

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.10%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,068.70	$4.85
2) Hypothetical	1,000.00	1,019.97	4.73

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.95%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,070.40	$4.65
2) Hypothetical	1,000.00	1,020.17	4.53

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.91%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,065.90	$8.20
2) Hypothetical	1,000.00	1,016.72	8.01

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.61%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Growth Equity Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,049.30	$6.42
2) Hypothetical	1,000.00	1,018.39	6.32

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.27%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,051.20	$5.16
2) Hypothetical	1,000.00	1,019.63	5.08

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.02%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,052.10	$4.40
2) Hypothetical	1,000.00	1,020.37	4.33

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.87%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,051.90	$4.10
2) Hypothetical	1,000.00	1,020.66	4.04

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.81%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,048.80	$7.93
2) Hypothetical	1,000.00	1,016.92	7.81

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.57%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Aggressive Growth Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,066.00	$7.03
2) Hypothetical	1,000.00	1,017.85	6.87

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.38%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,066.50	$5.76
2) Hypothetical	1,000.00	1,019.08	5.63

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.13%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,067.50	$4.95
2) Hypothetical	1,000.00	1,019.87	4.83

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.97%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Other Information (Unaudited) *(Continued)*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,068.70	$4.49
2) Hypothetical	1,000.00	1,020.32	4.38

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.88%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,062.10	$8.54
2) Hypothetical	1,000.00	1,016.37	8.35

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.68%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

OTC 100 Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,095.90	$6.10
2) Hypothetical	1,000.00	1,018.84	5.87

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.18%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,099.10	$4.81
2) Hypothetical	1,000.00	1,020.07	4.63

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.93%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,100.70	$4.04
2) Hypothetical	1,000.00	1,020.81	3.89

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.78%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,099.80	$3.52
2) Hypothetical	1,000.00	1,021.30	3.39

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.68%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,095.10	$7.65
2) Hypothetical	1,000.00	1,017.36	7.36

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.48%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Focused Value Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,107.90	$6.70
2) Hypothetical	1,000.00	1,018.30	6.42

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.29%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,109.10	$5.41
2) Hypothetical	1,000.00	1,019.53	5.18

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.04.%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,109.90	$4.63
2) Hypothetical	1,000.00	1,020.27	4.43

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.89%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,110.80	$4.11
2) Hypothetical	1,000.00	1,020.76	3.94

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.79%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,105.70	$8.26
2) Hypothetical	1,000.00	1,016.82	7.91

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.59%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Mid Cap Value Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,097.40	$6.67
2) Hypothetical	1,000.00	1,018.30	6.42

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.29%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,098.10	$5.38
2) Hypothetical	1,000.00	1,019.53	5.18

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.04%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,098.90	$4.61
2) Hypothetical	1,000.00	1,020.27	4.43

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.89%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,099.80	$4.09
2) Hypothetical	1,000.00	1,020.76	3.94

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.79%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,098.20	$8.23
2) Hypothetical	1,000.00	1,016.82	7.91

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.59%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Small Cap Value Equity Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,041.30	$6.85
2) Hypothetical	1,000.00	1,017.95	6.77

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.36%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,042.20	$5.59
2) Hypothetical	1,000.00	1,019.18	5.53

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.11%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,043.10	$4.84
2) Hypothetical	1,000.00	1,019.92	4.78

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.96%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Other Information (Unaudited) *(Continued)*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,043.00	$4.33
2) Hypothetical	1,000.00	1,020.42	4.28

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.86%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,040.30	$8.35
2) Hypothetical	1,000.00	1,016.47	8.25

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.66%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Small Company Value Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,061.40	$7.57
2) Hypothetical	1,000.00	1,017.31	7.41

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.49%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,062.90	$6.31
2) Hypothetical	1,000.00	1,018.54	6.17

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.24%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,063.10	$5.54
2) Hypothetical	1,000.00	1,019.28	5.43

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.09%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,062.90	$5.34
2) Hypothetical	1,000.00	1,019.48	5.23

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.05%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,059.70	$9.09
2) Hypothetical	1,000.00	1,015.83	8.90

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.79%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Small Cap Core Equity Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,021.30	$6.98
2) Hypothetical	1,000.00	1,017.75	6.97

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.40%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,023.20	$5.74
2) Hypothetical	1,000.00	1,018.99	5.73

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.15%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,023.20	$4.99
2) Hypothetical	1,000.00	1,019.73	4.98

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.00%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,024.20	$4.54
2) Hypothetical	1,000.00	1,020.17	4.53

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.91%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,019.40	$8.46
2) Hypothetical	1,000.00	1,016.27	8.45

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.70 %, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Mid Cap Growth Equity Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,076.30	$6.66
2) Hypothetical	1,000.00	1,018.25	6.47

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.30%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,076.90	$5.38
2) Hypothetical	1,000.00	1,019.48	5.23

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.05%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,078.20	$4.61
2) Hypothetical	1,000.00	1,020.22	4.48

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.90%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,078.90	$4.25
2) Hypothetical	1,000.00	1,020.56	4.14

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.83%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,074.40	$8.18
2) Hypothetical	1,000.00	1,016.77	7.96

* *Expenses are calculated using the annualized expense ratio the six months ended June 30, 2007 of 1.60%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Mid Cap Growth Equity II Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,136.70	$7.11
2) Hypothetical	1,000.00	1,018.00	6.72

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.35%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,138.00	$5.75
2) Hypothetical	1,000.00	1,019.28	5.43

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.09%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,138.60	$5.01
2) Hypothetical	1,000.00	1,019.97	4.43

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.95%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,139.30	$4.54
2) Hypothetical	1,000.00	1,020.42	4.28

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.86%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,134.40	$8.68
2) Hypothetical	1,000.00	1,016.52	8.20

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.65%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Small Cap Growth Equity Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,106.40	$7.84
2) Hypothetical	1,000.00	1,017.21	7.51

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.51%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,108.00	$6.55
2) Hypothetical	1,000.00	1,018.44	6.27

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.26%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,108.60	$5.77
2) Hypothetical	1,000.00	1,019.18	5.53

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.11%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,108.70	$5.04
2) Hypothetical	1,000.00	1,019.87	4.83

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.97%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,105.10	$9.40
2) Hypothetical	1,000.00	1,015.73	9.00

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.81%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Small Company Growth Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,122.10	$8.06
2) Hypothetical	1,000.00	1,017.06	7.66

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.54%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,123.90	$6.76
2) Hypothetical	1,000.00	1,018.30	6.42

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.29%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,124.90	$5.97
2) Hypothetical	1,000.00	1,019.04	5.68

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.14%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Other Information (Unaudited) (Continued)

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,124.40	$5.76
2) Hypothetical	1,000.00	1,019.23	5.48

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.10%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,120.60	$9.62
2) Hypothetical	1,000.00	1,015.58	9.14

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.84%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Emerging Growth Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,138.30	$7.75
2) Hypothetical	1,000.00	1,017.41	7.31

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.47%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,139.20	$6.38
2) Hypothetical	1,000.00	1,018.69	6.02

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.21%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,138.80	$5.64
2) Hypothetical	1,000.00	1,019.38	5.33

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.07%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,139.50	$5.12
2) Hypothetical	1,000.00	1,019.87	4.83

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.97%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,137.30	$9.33
2) Hypothetical	1,000.00	1,015.93	8.80

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.77%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Diversified International Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,139.20	$7.49
2) Hypothetical	1,000.00	1,017.65	7.06

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.42%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,140.20	$6.17
2) Hypothetical	1,000.00	1,018.89	5.82

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.17%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,140.20	$5.75
2) Hypothetical	1,000.00	1,019.28	5.43

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.09%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,141.20	$5.23
2) Hypothetical	1,000.00	1,019.78	4.93

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.99%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,137.20	$9.06
2) Hypothetical	1,000.00	1,016.18	8.55

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.72%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year*

Overseas Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,081.30	$7.75
2) Hypothetical	1,000.00	1,017.21	7.51

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.51%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,083.10	$6.47
2) Hypothetical	1,000.00	1,018.44	6.27

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.26%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,083.70	$6.22
2) Hypothetical	1,000.00	1,018.69	6.02

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.21%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,084.20	$5.96
2) Hypothetical	1,000.00	1,018.94	5.77

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.16%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,080.50	$9.29
2) Hypothetical	1,000.00	1,015.73	9.00

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 1.81%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Destination Retirement Income Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,029.30	$2.45
2) Hypothetical	1,000.00	1,022.24	2.44

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.49%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,031.20	$1.20
2) Hypothetical	1,000.00	1,023.47	1.20

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.24%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,031.20	$0.70
2) Hypothetical	1,000.00	1,023.97	0.70

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.14%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,031.20	$0.55
2) Hypothetical	1,000.00	1,024.12	0.55

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.11%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,027.30	$3.95
2) Hypothetical	1,000.00	1,020.76	3.94

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.79%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Destination Retirement 2010 Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,037.10	$2.56
2) Hypothetical	1,000.00	1,022.14	2.54

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.51%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,038.90	$1.31
2) Hypothetical	1,000.00	1,023.38	1.30

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.26%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,038.80	$0.80
2) Hypothetical	1,000.00	1,023.87	0.80

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.16%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,039.70	$0.55
2) Hypothetical	1,000.00	1,024.12	0.55

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.11%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,036.10	$4.07
2) Hypothetical	1,000.00	1,020.66	4.04

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.81%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Destination Retirement 2020 Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,051.80	$2.53
2) Hypothetical	1,000.00	1,022.19	2.49

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.50%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,054.20	$1.27
2) Hypothetical	1,000.00	1,023.42	1.25

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.25%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,053.30	$0.76
2) Hypothetical	1,000.00	1,023.92	0.75

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.15%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,054.20	$0.51
2) Hypothetical	1,000.00	1,024.16	0.50

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.10%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,050.80	$4.05
2) Hypothetical	1,000.00	1,020.71	3.99

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.80%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Destination Retirement 2030 Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,071.40	$2.55
2) Hypothetical	1,000.00	1,022.19	2.49

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.50%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,072.70	$1.28
2) Hypothetical	1,000.00	1,023.42	1.25

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.25%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,073.60	$0.77
2) Hypothetical	1,000.00	1,023.92	0.75

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.15%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,073.40	$0.51
2) Hypothetical	1,000.00	1,024.16	0.50

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.10%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,070.40	$4.08
2) Hypothetical	1,000.00	1,020.71	3.99

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.80%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Destination Retirement 2040 Fund

Class A

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,082.30	$2.57
2) Hypothetical	1,000.00	1,022.19	2.49

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.50%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class L

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,083.50	$1.28
2) Hypothetical	1,000.00	1,023.42	1.25

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.25%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class Y

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,084.40	$0.77
2) Hypothetical	1,000.00	1,023.92	0.75

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.15%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class S

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,085.10	$0.51
2) Hypothetical	1,000.00	1,024.16	0.50

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.10%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

Class N

	Beginning Value	Ending Value	Operating Expense Incurred*
1) Actual	$1,000.00	$1,081.40	$4.11
2) Hypothetical	1,000.00	1,020.71	3.99

* *Expenses are calculated using the annualized expense ratio for the six months ended June 30, 2007 of 0.80%, multiplied by the average account value over the period, multiplied by the number of days in the period, divided by the number of days in the year.*

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Distributor:
MML Distributors, LLC
1295 State Street
Springfield, MA 01111-0001

August 29, 2007



Massachusetts Mutual Life Insurance Company
and affiliates, Springfield, MA 01111-0001

www.massmutual.com

© 2007 Massachusetts Mutual Life Insurance Company. All rights reserved.

MassMutual Financial Group is a marketing designation (or fleet name) for
Massachusetts Mutual Life Insurance Company (MassMutual) and its affiliates.